
03045368

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Aurora Platinum Inc.

*CURRENT ADDRESS PO Box 10102
1650-701 W. Georgia St.
Vancouver, BC Canada V7Y 1C6

**FORMER NAME

**NEW ADDRESS


PROCESSED
JAN 07 2004
THOMSON
FINANCIAL

FILE NO. 82- 34760 FISCAL YEAR

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐ AR/S (ANNUAL REPORT) ☐

12G32BR (REINSTATEMENT) ☐ SUPPL (OTHER) ☑

DEF 14A (PROXY) ☐

OICF/BY: EBS

DAT : 12/24/03

Aurora Platinum Corporation
Schedule A
12g3-2(b) Application

Volume III

03 DEC 22 AM 7:21

December 18, 2003

SCHEDULE "A"
AURORA PLATINUM CORP.
(the "Company")

1. Material Change Reports

i.	Material Change Report Under Section 85(1) of the Securities Act (BC) and under Section 75(2) of the Securities Act (Ontario) and under Section 118(1) of the Securities Act (Alberta)	August 1, 2003
ii.	Material Change Report Under Section 85(1) of the Securities Act (BC) and under Section 75(2) of the Securities Act (Ontario) and under Section 118(1) of the Securities Act (Alberta)	December 17, 2002
iii.	Material Change Report Under Section 85(1) of the Securities Act (BC) and under Section 75(2) of the Securities Act (Ontario) and under Section 118(1) of the Securities Act (Alberta)	December 16, 2002
iv.	Material Change Report Under Section 85(1) of the Securities Act (BC) and under Section 75(2) of the Securities Act (Ontario) and under 118(1) of the Securities Act (Alberta)	September 23, 2002
v.	Material Change Report Under Section 85(1) of the Securities Act (BC) and under Section 75(2) of the Securities Act (Ontario) and under Section 118(1) of the Securities Act (Alberta)	September 3, 2002
vi.	Material Change Report Under Section 85(1) of the Securities Act (BC) and under Section 75(2) of the Securities Act (Ontario) and under Section 118(1) of the Securities Act (Alberta)	August 19, 2002
vii.	Material Change Report Under Section 85(1) of the Securities Act (BC) and under Section 75(2) of the Securities Act (Ontario) and under Section 118(1) of the Securities Act (Alberta)	August 19, 2002
viii.	Material Change Report Under Section 85(1) of the Securities Act (BC) and under Section 75(2) of the Securities Act (Ontario) and under Section 118(1) of the Securities Act (Alberta)	August 6, 2002
ix.	Material Change Report Under Section 85(1) of the Securities Act (BC) and under Section 75(2) of the Securities Act (Ontario) and under Section 118(1) of the Securities Act (Alberta)	July 31, 2002
x.	Material Change Report Under Section 85(1) of the Securities Act (BC) and under Section 75(2) of the Securities Act (Ontario) and under Section 118(1) of the Securities Act (Alberta)	July 12, 2002
xi.	Material Change Report Under Section 85(1) of the Securities Act (BC) and under Section 75(2) of the Securities Act (Ontario) and under Section 118(1) of the Securities Act (Alberta)	June 10, 2002
xii.	Material Change Report Under Section 85(1) of the Securities Act (BC) and under Section 75(2) of the Securities Act (Ontario) and under Section 118(1) of the Securities Act (Alberta)	April 4, 2002
xiii.	Material Change Report Under Section 85(1) of the Securities Act (BC) and under Section 75(2) of the	January 18, 2002

	Securities Act (Ontario) and under Section 118(1) of the Securities Act (Alberta)	
xiv.	Material Change Report Under Section 85(1) of the Securities Act (BC) and under Section 75(2) of the Securities Act (Ontario) and under Section 118(1) of the Securities Act (Alberta)	January 2, 2002

2. News Releases

i.	Extension of Term of Warrants Approved	December 11, 2003
ii.	Application Made to Extend term of Warrants	December 10, 2003
iii.	Aurora Platinum Corp. Grants Stock Options	December 3, 2003
iv.	Aurora Exercises Option to Form Joint Venture With Falconbridge	August 12, 2003
v.	Extension of Term and Repricing of Warrants Approved	August 1, 2003
vi.	Application Made to Extend Term of and Reprice Warrants	July 22, 2003
vii.	Aurora Acquires Nickel Property, Timmins Area, Ontario	May 20, 2003
viii.	Aurora to Participate with Inco in Eight Nickel-Copper-PGM Properties, Timmins Area, Ontario	April 22, 2003
ix.	Annual and Special Meeting	March 19, 2003
x.	Aurora Signs Data Acquisition Agreement With Inco	February 26, 2003
xi.	Aurora Commences Drilling on Landsdowne PGM Project Ontario	February 13, 2003
xii.	Drill Results – Nickel Lake Joint Venture Sudbury, Ontario	February 12, 2003
xiii.	Superior Closes a $500,000 Financing	December 31, 2002
xiv.	Aurora Platinum Acquires Controlling Interest in Lake Shore gold Corp. in Exchange for Mineral Assets	December 17, 2002
xv.	Extension of Term of Warrants Approved	December 16, 2002
xvi.	Application Made to Extend Term of Warrants	December 12, 2002
xvii.	Series B Warrants Not Extended	November 6, 2002
xviii.	Application Made to Extend Term of Warrants	November 1, 2002
xix.	Footwall Property Review Aurora/Falconbridge Option, Sudbury	October 16, 2002
xx.	New Director Appointed	September 20, 2002
xxi.	Aurora Platinum Closes a Financing	September 3, 2002
xxii.	Aurora Platinum Acquires Controlling Interest in Consolidated Ouro Brasil in Exchange for Kimberlite Assets	August 29, 2002
xxiii.	Aurora Platinum Proposes a $1.22 Million Financing	August 19, 2002
xxiv.	Aurora Platinum's Board of Directors	August 15, 2002
xxv.	Exploration Capital Partners Limited Partnership, Exploration Capital Partners 2000 Limited Partnership	August 8, 2002
xxvi.	Aurora Platinum Closes a $8.2 Million Financing	August 6, 2002
xxvii.	Aurora Platinum to Acquire Controlling Interest in Consolidated Takepoint in Exchange for Mineral Assets	July 31, 2002
xxviii.	Aurora Platinum Proposes a $15.3 Million Financing	July 12, 2002
xxix.	Footwall Property Update – Aurora/Falconbridge Joint Venture, Sudbury	July 11, 2002
xxx.	Aurora Commences Work on Crazy Creek Copper-PGM Zone – Foy Offset Property, Sudbury	July 10, 2002
xxxi.	Aurora Signs Second Airborne Geophysical Acquisition Agreement with Inco	June 21, 2002
xxxii.	Aurora Appoints New President and Vice President, Exploration	June 10, 2002

xxxiii.	Massive Nickel-Copper-PGM Sulphides Discovered at Nickel Lake, Foy Offset, Sudbury, Option/Joint Venture Agreement Signed with Inco Limited	May 15, 2002
xxxiv.	Aurora Platinum Corp. to Acquire Controlling Interest in Consolidated Ouro Brasil Ltd. In Exchange for Diamond Assets	April 4, 2002
xxxv.	Annual and Special Meeting	March 4, 2002
xxxvi.	Drilling to Commence on the Midrim-Belleterre-Angliers Nickel-Copper-PGM Project, Quebec	February 11, 2002
:xxvii.	Drilling to Commence on Footwall Property, Sudbury, Ontario	Fenruary 5, 2002
xxviii.	Aurora Platinum Closes a $600,000 Financing	January 18, 2002

3. Financial Statements and Annual Information Form

i.	Computershare Report Confirmation Letter	November 28, 2003
ii.	Form 51-901 F – Schedule A	November 28, 2003
iii.	Form 51-901 F – Schedule B&C	November 28, 2003
iv.	Computershare Report Confirmation Letter	August 28, 2003
v.	Form 51-901 F – Schedule A	August 28, 2003
vi.	Form 51-901 F – Schedule B&C	August 28, 2003
vii.	Computershare Report Confirmation Letter	May 28, 2003
viii.	Form 51-901F – Schedule A	May 28, 2003
ix.	Form 51-901F – Schedule B&C	May 28, 2003
x.	Computershare Report Confirmation Letter	April 25, 2003
xi.	Form 51-901 F – Schedule A	April 23, 2003
xii.	Form 51-901 F – Schedule B&C	April 23, 2003
xiii.	Annual Information Form	April 7, 2003
xiv.	Computershare Report Confirmation Letter	November 29, 2002
xv.	Form 51-901F – Schedule A	November 15, 2002
xvi.	Form 51-901 F – Schedule B&C	November 15, 2002
xvii.	Computershare Report Confirmation Letter	August 28, 2002
xviii.	Form 51-901 F – Schedule A	August 16, 2002
xix.	Form 51-901 F – Schedule B&C	August 16, 2002
xx.	Computershare Report Confirmation Letter	May 29, 2002
xxi.	Form 51-901 F – Schedule A	May 28, 2002
xxii.	Form 51-901 F – Schedule B & C	May 28, 2002
xxiii.	Annual Information Form	May 15, 2002
xxiv.	Computershare Report Confirmation Letter	April 11, 2002
xxv.	Computershare Report Confirmation Letter	April 11, 2002
xxvi.	Form 51-901F – Schedule A	March 27, 2002
xxvii.	Form 51-901 F – Schedule B & C	March 27, 2002
xxviii.	Annual Report	2002

4. Annual General Meeting Material

i.	Proxy Solicited by Management of the Company for the Annual Meeting of Shareholders	June 4, 2003
ii.	Notice of Annual General Meeting of Shareholders	June 4, 2003
iii.	Management Information Circular	April 14, 2003
iv.	Computershare Annual General Meeting Advisement Letter to All Applicable Commissions & Exchanges	March 20, 2003
v.	Aurora Annual General Meeting Letter of Advisement to the Ontario, BC, Alberta, Yukon and Quebec Securities Commission	March 19, 2003
vi.	Proxy Solicited by Management of the Company for the Annual	May 17, 2002

	General Meeting of Shareholders	
vii.	Notice of Annual General Meeting	May 17, 2002
viii.	Management Information Circular	April 8, 2002
ix.	Computershare Annual General Meeting Advisement Letter to All Applicable Commissions & Exchanges	March 5, 2002
x.	Aurora Annual General Meeting Letter of Advisement to the Ontario, BC, Alberta, and Yukon Securities Commission	March 4, 2002

5. Filings with the TSXV and/or BC Securities Commission (not already listed)

i.	Annual Return Card Form	template
ii.	Beneficial Shareholder Request for Interim Financial Statements	2003
iii.	Technical Report	February 28, 2003
iv.	Technical Report	February 10, 2003
v.	Technical Report	February 4, 2003
vi.	Technical Report	February 3, 2003
vii.	Technical Report	January 30, 2003
viii.	Technical Report	February 6, 2003
ix.	Technical Report	October 18, 2002
x.	Report Pursuant to Section 101 of the Securities Act (Ontario) Section 111 of the Securities Act (BC) Section 141 of the Securities Act (Alberta) National Instrument 62-103	December 31, 2002
xi.	Form 13-502F1 – Annual Participation Fee for Reporting Issuers	December 31, 2002
xii.	Report Made Under Subsection 2.7(2) or (3) of Multilateral Instrument 45-102 Resale of Securities	September 9, 2002
xiii.	Report Pursuant to Section 101 of the Securities Act (Ontario) Section 111 of the Securities Act (BC) Section 141 of the Securities Act (Alberta) National Instrument 62-103	August 6, 2002
xiv.	Aurora Letter to the Quebec, BC, Alberta and Ontario Securities Commissions	July 25, 2002
xv.	Technical Report	May 15, 2002
xvi.	Technical Report	April 17, 2002
xvii.	Technical Report	April 12, 2002
xviii.	Report Made Under Subsection 2.7(2) or (3) of Multilateral Instrument 45-102 Resale of Securities	January 18, 2002



Aurora *Platinum Corp.*

Filings with the TSXV and/or BC Securities Commission (not already listed)

ANNUAL RETURN CARD FORM

(REQUEST FOR INTERIM FINANCIAL STATEMENTS)

TO: INVESTORS OF AURORA PLATINUM CORP.

National Policy Statement No 41, Shareholder Communication, provides registered and non-registered shareholders with the opportunity to elect annually to have their names added to an issuer's SUPPLEMENTAL MAILING LIST in order to receive interim financial statements of the Company. If you are interested in receiving such statements or other selective shareholder communications, please complete, sign and mail this form to Montreal Trust Company of Canada, 4th Floor, 510 Burrard Street, Vancouver, British Columbia, V6C 3B9

Name of Investor: ______________________________

Address: ______________________________

City: ______________________________

Postal Code: ______________________________

Signature: ______________________________

AURORA PLATINUM CORP.

Registered Shareholder
Request for Interim Financial Statements

In accordance with National Instrument 54-102 of the Canadian Securities Administrators, registered and beneficial shareholders of a reporting issuer may elect annually to receive interim corporate mailings, including interim financial statements of such issuer, if they so request. If you wish to receive such mailings, please complete and return this form to:

Computershare Trust Company of Canada
100 University Avenue
9th Floor
Toronto, ON
M5J 2Y1

NAME: ____

ADDRESS: ____

____

POSTAL CODE: ______________________

I confirm that I am a registered owner of common shares of Aurora Platinum Corp.

SIGNATURE OF
REGISTERED
SHAREHOLDER: ______________________________ DATE: __________, 2003

CUSIP: 052054103

SCRIP COMPANY CODE: ARPQ

AURORA PLATINUM CORP.

Beneficial Shareholder
Request for Interim Financial Statements

In accordance with National Instrument 54-102 of the Canadian Securities Administrators, registered and beneficial shareholders of a reporting issuer may elect annually to receive interim corporate mailings, including interim financial statements of such issuer, if they so request. If you wish to receive such mailings, please complete and return this form to:

Computershare Trust Company of Canada
100 University Avenue
9th Floor
Toronto, ON
M5J 2Y1

NAME: ______________________________

ADDRESS: ______________________________

____

POSTAL CODE: ______________

I confirm that I am a beneficial owner of common shares of Aurora Platinum Corp.

SIGNATURE OF BENEFICIAL SHAREHOLDER: ______________________________ DATE: __________, 2003

CUSIP: 052054103

SCRIP COMPANY CODE: ARPQ

TECHNICAL REPORT

NI 43-101 F1

FOR

AURORA PLATINUM CORP.

AND

HINTERLAND METALS INC.

ON THE

BELLETERRE PROJECT

LAVERLOCHÈRE

QUEBEC

L.D.S. Winter, P. Geo.

February 28, 2003

TABLE OF CONTENTS

LIST OF FIGURES

LIST OF TABLES

APPENDICES

1. SUMMARY (Item 3)

The Belleterre Project in Baby Township, Quebec covers 2,880 ha in 72 mining claims acquired through an option agreement by Aurora Platinum Corp. (Aurora) from Hinterland Metals Inc. (Hinterland). Aurora is the operator. Exploration by Aurora since June 2000 has identified zones of high-grade nickel-copper-cobalt-platinum group metals (Ni-Cu-Co-PGM) mineralization in the project area. Aurora is evaluating the mineral potential of the district through an integrated exploration approach using geological mapping, geophysical and geochemical surveys and diamond drilling.

Exploration in the Belleterre Project is focused on Ni-Cu-PGM-bearing gabbro bodies which intrude a sequence of mafic volcanics at or near the contact with overlying felsic volcaniclastic sedimentary rocks. Mineralization occurs as disseminated to massive sulphides near the base of the gabbro bodies and as remobilized sulphides along shears.

During the 2002 drilling program, significant intercepts of Ni-Cu-Co-PGM mineralization were obtained on the extension of the Patry Zone, down-plunge and to the west. At the Alotta Zone, new but sub-economic grade mineralization was intersected about 200 m down-plunge of the main Alotta mineralization.

Twelve airborne MEGATEM magnetic anomalies were evaluated during the year by prospecting, lithogeochemical and soil geochemical sampling and of these, 5 showed positive results and 7 were in swampy or cultivated areas. Two targets, AB10 and AB46 were drilled with negative results. Ground magnetic surveys are being carried out to evaluate the remaining targets.

Two holes were drilled on the Delphi North gabbro with negative results.

To continue the evaluation of the Alotta and Patry Zones and to evaluate additional targets, Aurora has outlined a $570,000 exploration program, including 6,000 m of drilling for 2003.

2. INTRODUCTION AND TERMS OF REFERENCE (Items 4 & 5)

The author has been requested to provide a summary of exploration results to date on the Baby Township Belleterre Property held under option by Aurora Platinum Corp. This report has been prepared for the purposes of filing an Annual Information Form (AIF) for Aurora Platinum Corp. and Hinterland Metals Inc., both publicly-traded mineral resource companies listed on the TSX Venture Exchange in Toronto, Ontario, Canada. The author has been retained in an on-going consulting basis for the property, has been on the property many times in 2002 and is knowledgeable of the various work programs and technical reports by other contractors. The author has relied on the technical information from these sources but does not take any responsibility for legal, environmental, political or other non-technical issues related to this report.

3. PROPERTY DESCRIPTION AND LOCATION (Item 6)

3.1 LOCATION

The Belleterre Property (Figure 1) consists of 72 claims in the Ville Marie area of western Quebec, south of the Rouyn-Noranda mining camp (NTS map areas 31M/6 and 31 M/11). The Property is centred in Baby Township, Témiscamingue County, Quebec approximately 25 km east of Lake Timiskaming and the Quebec-Ontario provincial border at 79°-14'W longitude; 47°-28'N latitude (UTM co-ordinates 5260000N: 640000E, Zone 17).

3.2 CLAIM AND OWNERSHIP STATUS

Aurora Platinum Corp. holds 72 claims (2,880 hectares) (Figure 2) under option from Hinterland Metals Inc. (formerly Hinterland Exploration Ltd.). The claims contained in the project area are listed in Appendix 1.

3.3 NATURE OF COMPANY'S INTEREST

BELLETERRE OPTION AGREEMENT

Aurora signed a letter agreement (the "Belleterre Option Agreement") dated October 5, 2000 with Hinterland Exploration Ltd. (the "Belleterre Vendor") evidencing an intention to enter into an agreement to acquire a 70% interest in 72 unpatented claims (the "Belleterre Property"). Aurora will earn its 70% interest by making cash payments of $125,000, issuing shares to the Belleterre Vendor with a value of $350,000 and spending $1.5 million on exploration over a four-year period as follows:

Date	Cash Payment	Value of Shares to be Issued	Exploration Expenditures
October 16, 2000	$ 25,000	$ 70,000	-----
October 16, 2001	$ 25,000	$ 70,000	$ 100,000
October 16, 2002	$ 25,000	$ 70,000	$ 200,000
October 16, 2003	$ 25,000	$ 70,000	$ 400,000
October 16, 2004	$ 25,000	$ 70,000	$ 800,000
TOTAL	**$ 125,000**	**$ 350,000**	**$ 1,500,000**

On October 16, 2000 the first $25,000 payment was made and 18,767 common shares at a deemed price of $3.73 per share were issued to the Belleterre Vendor in satisfaction of the first payment. Aurora made its second payment of $25,000 and issued 33,493 common shares at a deemed price of $2.09 to the Belleterre Vendor on October 16, 2001 and the third payment of $25,000 and 21,472 common shares at a deemed price of $3.26 was made to the Belleterre Vendor on October 16, 2002. Five claims were renewed until 2005 and the remaining 67 claims have been renewed to 2006.

Once Aurora has earned its 70% interest, the Belleterre Vendor has 60 days to decide to participate in further exploration on a pro rata basis, dilute or elect to sell its interest. Aurora has first right of purchase. If the Belleterre Vendor dilutes to a 10% interest, its interest will convert to a 10% net proceeds interest from the Belleterre

Property. Aurora will have the right to purchase the Belleterre Vendor's net proceeds interest for 20% of the deemed expenditures on the property payable in cash, Aurora shares or any combination thereof. If Aurora's interest dilutes to 10%, it will transfer its interest to the Belleterre Vendor in exchange for a 10% interest in net proceeds.

The Belleterre Property is also subject to a net smelter royalty (the "Royalty") of 2.5% payable to Mr. Mark Fekete and Mr. Fred Kiernicki (the "Royalty Holders"). Aurora is required to make, as advance payments towards the Royalty, annual payments of $10,000 commencing 60 days after Aurora receives a positive feasibility study on the Belleterre property. Aurora has the right to purchase 1.5% of the Royalty by paying $1.5 million to the Royalty Holders, with the Royalty Holders retaining the remaining 1.0% of the Royalty.

The Belleterre Option Agreement was negotiated between Aurora and the Belleterre Vendor at arm's length. The shareholders of the Belleterre Vendor are Mark Fekete and Frank Kiernicki.

The Belleterre Property is adjacent to Aurora's Midrim and Geoffroy Properties (Figures 1 and 2). Aurora is exploring the Belleterre Property concurrently with these other properties as part of its "Quebec Project". Hinterland has no interest and does not expect to receive any interest in any of the other properties included in the Quebec project except for the Belleterre Property.

4. ITEMS 7 THROUGH 11

The information contained in Items 7 through 11;

- Item 7: Accessibility, Climate, Local Resources, Infrastructure and Physiography
- Item 8: History
- Item 9: Regional Geological Setting and Property Geology
- Item 10: Exploration Model
- Item 11: Mineralization

has already been presented in two Technical Reports entitled, "Midrim Property, Baby Township, Quebec NI 43-101F1 Technical Report" dated April 17, 2002 and "Hinterland Exploration Ltd., A Technical Report Describing the Belleterre Property, Rouyn-Noranda Mining Division, dated August 28, 2002", both filed on SEDAR. The interested reader is referred to the earlier report for the information contained in these sections.

5. EXPLORATION RESULTS (Item 12)

Work on the Belleterre Project area in 2002 consisted of;

1) Ground follow-up of airborne magnetic anomaly/targets by soil geochemical, prospecting, preliminary geological mapping and lithogeochemical sample of gabbros. Some anomalies were further investigated by ground magnetic surveys.

2) South of the Patry zone and in the area of Anomalies AB-10 and extending to the west for approximately 2 km, a grid was cut for the purposes of ground geophysical surveys.

3) Diamond drilling was carried out on the Alotta zone, the Patry zone, airborne Anomaly AB10 and airborne Anomaly AB46 during 2002 (Section 11).

5.1 SURVEY CONTROL

During the ground follow-up of the airborne magnetic/targets that were investigated during the 2002 summer program, the geochemical survey grids as well as follow-up magnetic survey grids in some cases were located using GPS co-ordinates. In addition, all lithogeochemical samples were located using GPS co-ordinates.

Drill holes at Alotta and Patry were spotted using pre-existing cut picket lines with final hole positions being determined using differential GPS measurements. For drilling at Anomalies AB10 and AB46, the holes were spotted using GPS co-ordinates.

5.2 AIRBORNE MAGNETIC ANOMALY FOLLOW-UP

Previous AEROTEM and MEGATEM airborne magnetic and EM surveys had identified a number of small magnetic targets, some of which were coincident with known nickel-copper sulphide mineralization. On-going field and laboratory work had suggested the presence of two types of gabbros; one with which mineralization was associated and which were referred to as fertile gabbros and a second with which no mineralization was associated and which were referred to as barren. It appeared that the gabbros could be separated into their respective groups based on their trace and rare earth element compositions. Also, previous test work in the area of Midrim and the Patry mineralization had indicated that soil geochemical surveys were very useful in identifying areas of mineralization. In late June, a field program was commenced to investigate 12 anomalies/targets within the Belleterre Project area. Subsequently, all 12 targets were visited and evaluated.

Work on each anomaly/target consisted of the collection of samples of gabbro from outcrops, if available, which were then submitted for trace and rare earth element analysis. In addition, each site was mapped in a preliminary fashion where possible and available outcrops were prospected. Each target area, except for those located in farmer's fields, was covered by a grid laid out using GPS co-ordinates and lines were run north-south with B-horizon soil geochemical samples being collected along each line at 50 m intervals for 500 m south (down-ice from the centre of the

anomaly). The samples were submitted to Swastika Laboratories Ltd. (Swastika, Ontario) where the soil samples were analyzed for nickel-copper and cobalt. As a result of this work, of the 12 targets investigated, 7 were in fields or swampy areas and 5 showed the presence of anomalous copper and/or nickel and/or cobalt values in the soils.

In the fall of 2002, ground magnetometer surveys along a combination of cut and chained lines run with a compass were carried out over targets that were considered to be positive due to the presence of anomalous copper-cobalt-nickel in soils and/or positive trace and rare earth element patterns from the lithogeochemical sampling. As of the end of 2002, the results of the ground magnetometer surveys are pending.

6. BELLETERRE PROJECT DRILLING PROGRAM (Item 13)

6.1 ALOTTA DRILLING PROGRAM

The Ni-Cu-PGE mineralization at Alotta is located on the central southern shore of Petit Lac Long (Figures 2, 3 and 4). The south shore of the lake is approximately coincident with the lower contact of a differentiated gabbro body which trends northwest and whose north contact dips at about 45° southwest. In the footwall of the gabbro are bedded pyroclastic units of a clastic quartz feldspar porphyry (QFP) unit. The gabbro contains fragments of the clastic QFP and is chilled against it (Winter, 2001).

The gabbro appears to form a sill-like body, about 250 m thick, pinching out to the southeast and with a plunge in the order of 15° at 290°. Initially, it appeared that the southern (upper) contact of the gabbro body dipped vertically, however, the recent drilling (BT-02-67, -69, and -70) shows this contact to dip about 45°, parallel to the lower contact.

Mapped and interpreted faults in the area trend west-northwest, north-northeast to northeast and north-south.

The Alotta drilling program was carried out during March 2002 and again in November, 2002 with all the holes being drilled in an area extending 500 m south from Petit Lac Long from line 10+00W to line 17+00W. The majority of the drilling was done immediately south of Petit Lac Long to test for extensions of the Alotta Ni-Cu-PGE mineralization to the northwest, southeast and down-plunge (Figures 3 and 4).

Work in 1988 (MRNQ, Assessment Files) identified massive Ni-Cu sulphide mineralization immediately south of Petit Lac Long and work by Aurora in 2001 confirmed the presence of this mineralization and established the presence of a body of Ni-Cu sulphide mineralization measuring approximately 80 m, 40 m and 15 m. The purpose of the 2002 program was to extend the known mineralization, if possible.

The drill contractor was Bradley Frères Ltée, Rouyn-Noranda, Quebec with NQ drill rods being used. Most of the holes drilled were in the order of 100 m to 150 m with the maximum being 378 m. Acid dip tests were taken at the bottom of each hole and the deeper holes were surveyed with the Reflex EX-Shot equipment for azimuth and inclination. UTM co-ordinates were determined for each hole. A total of 2,178 m in 12 holes was completed.

A summary of the Alotta area 2002 drill holes is given in Table 1 and Figures 3 and 4 show the locations of the 12 drill holes, BT-02-50 to BT-02-58 inclusive and BT-02-67, BT-02-69 and BT-02-70 drilled in the Alotta area.

No significant mineralization was intersected in holes BT-02-50 to BT-02-58 testing for extensions of the Alotta mineralization to the west and southeast. However, holes BT-02-67, BT-02-69 and BT-02-70, drilled to test the down-plunge extension of the Alotta Zone to the south indicated the presence of sub-economic grade Ni-Cu mineralization at the lower gabbro-QFP contact approximately 200 m below the bottom of the Alotta Zone. Additional drilling is required to further evaluate this zone.

TABLE 1
BELLETERRE PROJECT - 2002 PROGRAMS
DIAMOND DRILL HOLES

Hole	UTM Co-Ordinates (Nad 83)		Azimuth (degrees)	Inclination (degrees)	Length (metres)	Comments
	N	E				
ALOTTA AREA						
BT-02-50	5258639	631543	106	-50	151.0	Western extension Alotta Zone.
BT-02-51	5258676	631509	90	-50	150.0	Western extension Alotta Zone.
BT-02-52	5258737	631522	90	-50	125.0	Western extension Alotta Zone.
BT-02-53	5258474	631618	90	-50	200.0	Southern extension Alotta Zone.
BT-02-54	5258474	631669	90	-50	150.0	Southern extension Alotta Zone.
BT-02-55	5258160	631683	90	-50	140.0	Southern extension Alotta Zone.
BT-02-56	5258984	631208	90	-50	100.0	IP Anomaly 300 m NW of Alotta Zone.
BT-02-57	5258694	631541	20	-50	100.0	Western extension Alotta Zone.
BT-02-58	5258445	631670	100	-50	125.0	Southern extension Alotta Zone.
BT-02-67	5258500	631520	10	-85	321.0	Down plunge extension Alotta Zone.
BT-02-69	5258500	631520	20	-70	238.0	Down plunge extension Alotta Zone.
BT-02-70	5258360	631475	20	-60	378.0	Down plunge extension Alotta Zone.
				TOTAL	2,178.0	

Hole	UTM Co-Ordinates (Nad 83)		Azimuth (degrees)	Inclination (degrees)	Length (metres)	COMMENTS
	N	E				
PATRY AREA						
BT-02-61	5256136	632658	210	-60	152.0	Holes BT-02-61 to BT-02-68 drilled to test extension of Patry Zone to the west.
BT-02-62	5256156	632633	210	-60	182.0	
BT-02-63	5256167	632605	210	-63	225.0	
BT-02-64	5256211	632436	180	-50	150.0	
BT-02-65	5256198	632328	180	-50	182.0	
BT-02-66	5256251	632216	180	-50	179.3	
BT-02-68	5256192	632669	210	-50	275.0	
				TOTAL	1,345.3	
DELPHI NORTH						
BT-02-59	5256913	632480	180	-50	206.0	Testing magnetic / IP anomalies on Delphi North gabbro.
BT-02-60	5257010	632680	0	-50	147.0	
				TOTAL	353.0	
ANOMALY AB10						
AB10-02-01	5255614	631855	0	-45	152.0	Testing geological and geophysical targets.
AB10-02-02	5255874	631465	180	-45	152.0	
AB10-02-03	5255736	631722	180	-45	152.0	
				TOTAL	456.0	

HOLE	UTM Co-Ordinates (Nad 83)		Azimuth (degrees)	Incination (degrees)	Length (metres)	Comments
	N	E				
ANOMALY AB46						
AB46-02-01	5255888	633582	180	-45	200.0	Testing MEGATEM anomaly.
AB46-02-02	5256074	633262	180	-45	152.0	
AB46-02-03	5255888	633582	180	-60	251.0	
				TOTAL	603.0	

6.2 DELPHI - PATRY DRILLING PROGRAM

Within the Delphi-Patry area there are three main units within the stratigraphic column. At the base are at least 900 m of basalts which vary from massive to pillowed. These are overlain by quartz feldspar porphyry derived sediments/volcaniclastics which range from thinly bedded tuffs to coarse agglomeratic/conglomeratic types. These units form a north dipping east-northeast trending homoclinal sequence located on the south limb of a synform whose east-west trending axial plane lies in the northern part of the grid area.

Five gabbro sill-like bodies have been identified within the area with three of them occurring within the basal basalts. The fourth gabbro body was intruded at the contact between the mafic volcanics and the overlying quartz feldspar porphyry derived sediments/volcaniclastics with the fifth gabbro forming the core of the west plunging synform in the northern part of the area. The Patry mineralization is associated with a small dyke-like gabbro body or bodies within the basalts trending at 280° +/-.

On the Delphi-Patry grid, a 650 m wide west-northwest trending structural corridor has been identified. This corridor is more or less centered on the Patry showing and includes the Delphi showing and its associated structures to the north and parallel structures to the south. It is well defined on the airborne magnetic maps by a pronounced magnetic low which crosscuts all of the major magnetic units.

Mineralization in the Patry area is similar to that at Alotta and consists of pyrrhotite, chalcopyrite, pyrite, and pentlandite. The mineralization varies from massive to semi-massive to blebby, to disseminated to foliation-controlled stringers.

Drilling in the Delphi-Patry area took place in 3 areas; Delphi North, the Patry area and Patry south, respectively located 1500 m, 2500 and 3000 m south of the Alotta zone (Figure 3).

Surface work in 2001 located 2 previously indicated sulphide showings; the Delphi (5256400N: 632500E) and the Patry 300 m to the south. Both areas were mechanically stripped and washed and mapped in May and early June 2001 and

previously the area had been covered by ground magnetometer and IP surveys. The 2002 drilling program was undertaken to test the extension to the west and down-plunge of mineralization at Patry identified in the 2001 drilling program as well as magnetic / IP anomalies along trend to the west-northwest. Seven (7) drill holes totalling 1,345.3 m, were completed in the area, 4 in the Patry showing area and 3 to the west (See Table 1 and Figure 5). The holes varied in length from 152 m to 275 m, acid tests were taken in each hole and on completion, the GPS co-ordinates were determined for each hole.

Two holes (Table 1) were drilled to test geophysical and geochemical anomalies associated with the contact of the Delphi North gabbro (Figure 3).

Airborne anomaly AB46 lies approximately 950 m east-southeast of the Patry showing (Figure 3) with three holes totalling 603 m (Table 1) being drilled to test an airborne EM/magnetic zone. Anomaly AB10 (Figure 3) is located 1,200 m west-southwest of the Patry zone and 3 holes for a total of 456 m were drilled testing targets defined by airborne geophysics, prospecting and soil geochemical survey results.

6.2.1 PATRY AREA DRILLING RESULTS

The Patry drilling was designed to test the down-plunge, western extension of massive and disseminated to blebby sulphides (pyrite-pyrrhotite-chalcopyrite-pentlandite) in a strongly chloritized and carbonatized gabbro and an associated shear zone intersected in the 2001 program in hole BT-01-36 and a second hole BT-01-40, drilled parallel to BT-01-36 and 30 m to the west. Subsequently borehole geophysical work (IP and Mise-à-la-masse) indicated that the mineralization in the two holes was connected and that the mineralization was trending about 290° and plunging in the same direction.

Hole BT-01-49 drilled 30 m west of BT-01-40 intersected low grade to anomalous Ni-Cu sulphide mineralization over about 29 m and it was considered that this hole may have passed over the top of the west plunging mineralization. Holes BT-02-61 and BT-02-68 were drilled from north to south under this mineralization and both holes intersected blebby to disseminated to shear hosted mineralization. Holes BT-02-62 and BT-02-63 drilled 30 m and 60 m respectively west of holes BT-01-49,

BT-02-61 and BT-02-68 also intersected shear-hosted (remobilized?) Ni-Cu sulphide mineralization, however, after logging it appears that these two holes stopped prematurely in the zone and need to be deepened.

Hole BT-02-64 drilled on the Delphi grid at line 6E approximately 100 m west of BT-02-63 intersected about 15 cm of semi-massive sulphides on the edge of a quartz-feldspar porphyry dyke which may have cut-out the mineralized section.

A further 100 m west on line 5E, hole BT-02-64, after penetrating 7 m of overburden entered a gabbro body containing blebby Ni-Cu sulphide mineralization. On line 4E, an additional 100 m west along the 290° trend of the zone, hole BT-02-66 intersected a gabbro from 21.3 m to 146.4 m with anomalous Ni (434 ppm - 1690 ppm) and Cu (143 ppm - 1820 ppm) values in a shear zone from 63.5 m to 77.0 m. Blebby Ni-Cu sulphide between 136.8 m and 145.6 m in a strongly chloritized zone average 2779 ppm Ni, 2681 ppm Cu and 371 ppb Pt+Pd+Au.

In summary, it is considered that the 2002 drilling has shown the extension down-plunge of the Patry Zone to the west as well as the presence of either the same mineralized gabbro body to the west or additional gabbros over a strike length of at least 400 m (line 4E to line 8E - the Patry showing area).

Additional work is planned to further investigate the potential of this zone of mineralization.

6.2.2 DELPHI NORTH AREA

Hole BT-02-59 was drilled to test a combined magnetic, IP humus geochemical anomaly coincident with the southern contact of the Delphi North gabbro (Figure 3). A magnetic gabbro dyke/sill and sulphide-bearing felsic volcaniclastic units were intersected, however, no mineralization of economic significance was encountered. North of hole BT-02-59, hole BT-02-60 intersected gabbro and volcaniclastic QFP, however, no zones of mineralization of economic interest were encountered.

6.2.3 PATRY SOUTH AREA

In the AB10 anomaly area (Figure 3), no mineralization of economic significance was intersected in the three holes drilled with the two main lithologies intersected being mafic and komatiitic volcanic flows.

The three holes drilled in the AB46 anomaly area (Figure 3) intersected three main rock types; mafic and komatiitic flows and gabbro dykes or sills. No mineralization of significance was intersected in the three holes and the airborne anomalies are probably explained by the presence of strongly sheared and altered komatiite.

7. ADJACENT PROPERTIES AND MINERAL BELTS (Item 17)

The Lorraine and Lac Kelly deposits are located approximately 30 km southeast of the Midrim deposit area in the Lac de Bois Greenstone Belt, while the La Force Deposit is located within a gabbro-pyroxenite body about 40 km east of Midrim. The Lorraine Deposit was the only significant producer in the belt, with 594,000 tonnes of ore averaging 1.07% Cu and 0.45% Ni milled between 1965 and 1968 (Mineral Bulletin MR 198).

8. STATEMENT OF IDENTIFICATION OF PERSONS (ISSUER OR CONTRACTOR) CONDUCTING THE SURVEYS (Item 12)

Aurora is operator of the exploration program being conducted on the Belleterre Property and has utilized contract geologists to supervise the various phases of the program. Bradley Frères Ltée, Rouyn-Noranda, Quebec is the drill contractor.

9. QUALITY ASSURANCE AND CONTROLS (Items 14, 15 & 16)

9.1 SAMPLING METHODOLOGY AND RELIABILITY (Item 14)

For the various drill programs, all the core is logged and zones of mineralization are sampled, with most sample lengths being 1.0 m. However, as geological conditions dictate shorter sample lengths are taken and some longer ones up to 1.5 m are also taken. The core is split longitudinally with a diamond saw with one-half being taken as the sample. The remaining half of the core is stored at the office/core storage facility in Laverlochère.

9.2 SAMPLE PREPARATION, ANALYTICAL PROCEDURES AND SECURITY (Item 15)

Aurora has a quality control program in place to ensure best practice in the sampling and analysis of the drill core. The material from each sample is placed in a new plastic bag and then sealed after which, depending on sample size, 30 sample +/- are placed in a larger rice bag that in turn is sealed. Aurora personnel transport the samples to Les Laboratoires XRAL (a division of the SGS Group), Rouyn-Noranda, Quebec. The laboratory is preparing for ISO 17025 certification and has participated successfully for the last two years in the CANMET PTP_MAL round robin program.

Samples are dried if necessary and crushed to 90% passing minus 10 mesh at XRAL's sample preparation facility. Crusher rejects are stored at the laboratory and a subsample of approximately 300 g is riffled and pulverized to 90% passing minus 200 mesh. Gold, platinum and palladium are analyzed by Fire Assay with a DCP finish. A gravimetric assay is done for gold values greater than 1000 ppb.

Silver, copper, nickel and cobalt are determined by an atomic absorption finish after total digestion of the sample.

In addition to the laboratory's internal analysis of accuracy and precision, 5% of the pulps are retained and sent to a second lab for analysis of precision. As a

further check, every 40th drill core sample is quartered with one-quarter of the sample being sent to a second lab for analysis.

9.3 DATA CORROBORATION STATEMENT (Item 16)

The author provides on-going consulting services to the projects and is satisfied that the geological controls, accuracy of surveying of drill collars and downhole orientation, the sampling methods and procedures and the chain of custody meet with the standards for best practice. Aurora is using two reputable, certified labs for their analysis and check work and the analytical methods used for the projects meet with industry standards.

In the author's opinion, adequate quality control procedures are in place for this stage of the work. As the projects advance to a resource development stage, further quality control procedures will be required.

In the opinion of the author, the computerized data management system utilized by Aurora is of the highest standards. The information is well organized, is back up on a regular basis and produces high quality geological logs, sections and three-dimensional drawings.

10. MINERAL PROCESSING AND METALLURGICAL TESTING (Item 18)

No metallurgical tests have been undertaken during the 2002 exploration program.

11. MINERAL RESOURCE AND RESERVE ESTIMATES (Item 19)

No mineral resource calculations have been undertaken during the 2002 exploration program.

12. OTHER DATA, ADDITIONAL REQUIREMENTS AND ILLUSTRATIONS (Items 20, 25 & 26)

Items 20 and 25 are irrelevant and Item 16 - Illustrations are provided at the end of this report.

13. CONCLUSION AND RECOMMENDATIONS (Items 21 & 22)

Aurora's work to date has demonstrated that an integrated exploration approach utilizing a wide variety of geological modeling, geophysical and geochemical techniques in conjunction with persistent diamond drilling can be successful in delineating ore-grade Ni-Cu-PGM bodies in the Belleterre Baby Township Project. Future work will focus on drilling at Alotta and Patry to define inferred resources and to extend mineralization by targeting previously defined borehole geophysical anomalies and confirmed sulphide zones. In addition, drilling of targets outlined by geological mapping, soil/humus geochemistry and geophysics elsewhere in the area will also continue with the objective of defining new zones of Ni-Cu mineralization.

The immediate goal of the 2003 exploration program is to continue the drilling programs on the known zones of mineralization at Alotta and Patry and to test new targets identified by the MEGATEM II airborne magnetic/electromagnetic survey and the associated ground follow-up work.

Table 2 outlines a proposed 6,000 m diamond drilling and exploration program prepared by Aurora for 2003. Total cost for this program is estimated at $570,000.

TABLE 2

BELLETERRE PROJECT EXPLORATION PROGRAM AND BUDGET

1.	Follow-up evaluation of MEGATEM II targets	
	- line-cutting: 20 km @ $300/km	$ 6,000
	- magnetic surveys: 20 km @ $100/km	2,000
	- IP surveys: 20 km @ $1,800/km all inclusive	36,000
2.	Diamond Drilling: 6,000 m @ $70/m all inclusive	420,000
	- Alotta 2,000 m	
	- Patry 2,500 m	
	- Other targets 1,500 m	
3.	Reports, maps, data compilation, etc.	25,000
4.	Supervision, logistics, meals, accommodations	22,500
5.	Rent, services, telephone, etc.	6,500
	Sub-Total	$ 518,000
	10% Contingency	52,000
	TOTAL	$ 570,000

L.D.S., Winter, P.Geo.
February 28, 2003

REFERENCES (Item 23)

1. Aeroquest Limited, 2000
   Airborne Magnetic and Electromagnetic (AEROTEM) Survey and Maps, November, 2000

2. Aurora Platinum Corp., 2002
   Unpublished company reports and maps.

3. Barnes, S.-J., Couture, J.-F., Sawyer, E.W. and Bouchaib, C., 1993
   Nickel-Copper Occurrences in the Belleterre-Angliers Belt of the Pontiac Subprovince and Use of Cu-Pd Ratios in Interpreting Platinum-Group Element Distributions, Econ. Geol., 88, p. 1402-1418.

4. Bradford, J., 2001
   Belleterre Project 2001-2002 Exploration Proposal. Report presented to Aurora Platinum Corporation.

5. Beechum, A., 2001
   Unpublished drill logs, Aurora Platinum Corp.

6. Calvert, A.J. and Ludden, J.N., 1999
   Archean Continental Assembly in the Southeastern Superior Province of Canada, Tectonics, Vol. 18, No. 3, p. 412-429.

7. Camiré, G.E., Ludden, J.N., La Flèche, M.R. and Burg, J.P., 1993
   Mafic and Ultramafic Amphibolites from the Northwestern Pontiac Subprovince: Chemical Characterization and Implications for Tectonic Setting[1], Can. J. Earth Sci. 30, p. 1110-1122.

8. Fugro Airborne Surveys, 2001
   Logistics and Processing Report of the Airborne Magnetic and MEGATEM ® II Electromagnetic Multicoil Survey of the Midrim, Belleterre and Angliers Projects near Lac des Quinze, Quebec on Behalf of Aurora Platinum Corporation.

9. Gibson, H., 2001
   Midrim Project - Observations, Interpretations and Ideas (July 4 to 17, 2001). Aurora Platinum Corp. unpublished internal report, 17 p.

10. Imreh, 1978
Canton de Baby Township, Geological Report 185 (and maps). Ministère des Richesses Naturelles, Quebec, 81 p.

11. JVX Ltd., 2001a
Alotta and Alotta North Grids / Midrim Project etc., Vol. I and II.

12. JVX Ltd., 2001b
Delphi Grid / Midrim Project on Spectral IP / Resistivity and Magnetometer Surveys, Report Presented to Aurora Platinum Corporation in May, 2001.

13. JVX Ltd., 2001d
Midrim Property, Laverlochère Area, Northern Quebec, Logistical and Interpretive Report on Borehole Geophysical Surveys, October 2001 for Aurora Platinum Corp.

14. Fekete, M., 2002
Hinterland Exploration Ltd., A Technical Report Describing the Belleterre Property, Rouyn-Noranda Mining Division.

15. Mazur, R.J., 2002
Midrim Property, Baby Township, Quebec, NI 43-101F1 Technical Report for Aurora Platinum Corp.

16. Mortensen, J.K. and Card, K.D., 1993
U-Pb Age Constraints for the Magmatic and Tectonic Evolution of the Pontiac Subprovince, Quebec[1], Can. J. Earth Sci. 30, p. 1970-1980.

17. Sawyer, E.W. and Barnes, S.-J., 1994
Thrusting, Magmatic Intraplating and Metamorphic Core Complex Development in the Archean Belleterre-Angliers Greenstone Belt, Superior Province, Quebec, Canada. Precambrian Research, 68, p. 183-200.

18. Winter, L.D.S., 2001
Summary Report on the Geological Mapping of the Angliers, Alotta, Midrim, Delphi, Zulu and Southeast / Northeast Grids, Angliers, Belleterre and Midrim Projects, Western Quebec, Part I - General Information. Report Presented to Aurora Platinum Corporation in November, 2001.

19. Winter, L.D.S., 2001
Summary Report on the Geological Mapping of the Angliers, Alotta, Midrim, Delphi, Zulu and Southeast / Northeast Grids, Angliers, Belleterre and Midrim Projects, Western Quebec, Part III - Alotta Area. Report Presented to Aurora Platinum Corporation in November, 2001.

20. Winter, L.D.S., 2001
Summary Report on the Geological Mapping of the Angliers, Alotta, Midrim, Delphi, Zulu and Southeast / Northeast Grids, Angliers, Belleterre and Midrim Projects, Western Quebec, Part IV - Delphi - Patry and Zulu Areas. Report Presented to Aurora Platinum Corporation in November, 2001.

21. Winter, L.D.S., 2002
Belleterre Project Diamond Drilling Program, Laverlochère Area, Quebec. Report Presented to Aurora Platinum Corporation in February, 2002.

L.D.S. Winter

1849 Oriole Drive, Sudbury, ON P3E 2W5

(705) 524-4106

(705) 524-6368 (fax)

email: swinter@vianet.ca

CERTIFICATE OF AUTHOR (Item 24)

I, Lionel Donald Stewart Winter, P. Geo. do hereby certify that:

1. I am currently an independent consulting geologist.
2. I graduated with a degree in Mining Engineering (B.A.Sc.) from the University of Toronto in 1957. In addition, I have obtained a Master of Science (Applied) (M.Sc. App.) from McGill University, Montreal, QC.
3. I am a life member of the Canadian Institute of Mining, the Prospectors and Developers Association of Canada, a Fellow of the Geological Association of Canada, a Registered Geoscientist in Ontario and a Registered Geoscientist in British Columbia (P. Geo.).
4. I have worked as a geologist for a total of 45 years since my graduation from university.
5. I have read the definition of "qualified person" set out in National Instrument 43-101 ("NI43-101") and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of NI 43-101.
6. I am the author responsible for the preparation of the technical report titled "Technical Report for Aurora Platinum Corp. and Hinterland Metals Inc. on the Belleterre Project, Laverlochère, Quebec" and dated February 28, 2003 (the "Technical Report"). I have worked as a consultant on the project during 2000, 2001 and 2002 and have been on the property many times.
7. I have acted as a consultant to the project that is the subject of the Technical Report.

8. I am not aware of any material fact or material change with respect to the subject matter of the Technical Report that is not reflected in the Technical Report, the omission to disclose which makes the Technical Report misleading.
9. I am independent of the issuers applying all of the tests in section 1.5 of National Instrument 43-101.
10. I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.
11. I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them, including electronic publication in the public company files on their websites accessible by the public, of the Technical Report.

Dated this 28th Day of February, 2003

___________________________ (seal or stamp of QP)

Signature of QP

L.D.S. Winter ________________

Print name of QP

L.D.S. Winter

1849 Oriole Drive, Sudbury, ON P3E 2W5
(705) 524-4106
(705) 524-6368 (fax)
email: swinter@vianet.ca

CONSENT OF AUTHOR

TO: TSX Venture Exchange
Ontario Securities Commission
British Columbia Securities Commission
Alberta Securities Commission
Quebec Securities Commission

I, Lionel Donald Stewart Winter, P. Geo., do hereby consent to the filing with the regulatory authorities referred to above, the technical report titled "Technical Report for Aurora Platinum Corp. and Hinterland Metals Inc. on the Belleterre Project, Laverlochère, Quebec" and dated February 28, 2003 (the "Technical Report") and to the written disclosure of the Technical Report and of extracts from or a summary of the Technical Report in the written disclosure in the Annual Information Form of Aurora Platinum Corp. and Hinterland Metals Inc. being filed.

I also certify that I have read the written disclosure being filed and I do not have any reason to believe that there are any misrepresentations in the information derived from the Technical Report or that the written disclosure in the Annual Information Form of Aurora Platinum Corp. and Hinterland Metals Inc. contains any misrepresentation of the information contained in the Technical Report.

Dated this 28th Day of February, 2003

____________________________ (seal or stamp of QP)

Signature of QP

L.D.S. Winter_______________

Print name of QP

Project	Claim Number	Owner	Mining District	Township	Hectares	Recording Date	Expiry Date	Due Date	$ Due	$ Claim Bank
Belleterre	5228935	Hinterland	Rouyn-Noranda	Baby	40	09-May-00	08-May-06	08-Mar-06	$1,200.00	$0.00
Belleterre	5228936	Hinterland	Rouyn-Noranda	Baby	40	09-May-00	08-May-06	08-Mar-06	$1,200.00	$0.00
Belleterre	5228937	Hinterland	Rouyn-Noranda	Baby	40	09-May-00	08-May-06	08-Mar-06	$1,200.00	$0.00
Belleterre	5228938	Hinterland	Rouyn-Noranda	Baby	40	09-May-00	08-May-06	08-Mar-06	$1,200.00	$0.00
Belleterre	5228939	Hinterland	Rouyn-Noranda	Baby	40	09-May-00	08-May-06	08-Mar-06	$1,200.00	$0.00
Belleterre	5228940	Hinterland	Rouyn-Noranda	Baby	40	09-May-00	08-May-06	08-Mar-06	$1,200.00	$0.00
Belleterre	5228947	Hinterland	Rouyn-Noranda	Baby	40	09-May-00	08-May-06	08-Mar-06	$1,200.00	$0.00
Belleterre	5228948	Hinterland	Rouyn-Noranda	Baby	40	09-May-00	08-May-06	08-Mar-06	$1,200.00	$0.00
Belleterre	5228949	Hinterland	Rouyn-Noranda	Baby	40	09-May-00	08-May-06	08-Mar-06	$1,200.00	$1,574.54
Belleterre	5228950	Hinterland	Rouyn-Noranda	Baby	40	09-May-00	08-May-06	08-Mar-06	$1,200.00	$3,149.32
Belleterre	5228951	Hinterland	Rouyn-Noranda	Baby	40	09-May-00	08-May-06	08-Mar-06	$1,200.00	$3,149.32
Belleterre	5228952	Hinterland	Rouyn-Noranda	Baby	40	09-May-00	08-May-06	08-Mar-06	$1,200.00	$3,149.32
Belleterre	5228953	Hinterland	Rouyn-Noranda	Baby	40	09-May-00	08-May-06	08-Mar-06	$1,200.00	$825.22
Belleterre	5228954	Hinterland	Rouyn-Noranda	Baby	40	09-May-00	08-May-06	08-Mar-06	$1,200.00	$0.00
Belleterre	5228955	Hinterland	Rouyn-Noranda	Baby	40	09-May-00	08-May-06	08-Mar-06	$1,200.00	$825.22
Belleterre	5228956	Hinterland	Rouyn-Noranda	Baby	40	09-May-00	08-May-06	08-Mar-06	$1,200.00	$825.22
Belleterre	5228957	Hinterland	Rouyn-Noranda	Baby	40	09-May-00	08-May-06	08-Mar-06	$1,200.00	$825.22
Belleterre	5243706	Hinterland	Rouyn-Noranda	Baby	40	31-Aug-00	30-Aug-06	30-Jun-06	$1,200.00	$7,011.87
Belleterre	5243707	Hinterland	Rouyn-Noranda	Baby	40	31-Aug-00	30-Aug-06	30-Jun-06	$1,200.00	$7,011.82
Belleterre	5243708	Hinterland	Rouyn-Noranda	Baby	40	31-Aug-00	30-Aug-06	30-Jun-06	$1,200.00	$25,731.82
Belleterre	5243709	Hinterland	Rouyn-Noranda	Baby	40	31-Aug-00	30-Aug-06	30-Jun-06	$1,200.00	$5,437.04
Belleterre	5243710	Hinterland	Rouyn-Noranda	Baby	40	31-Aug-00	30-Aug-06	30-Jun-06	$1,200.00	$5,437.04
Belleterre	5243711	Hinterland	Rouyn-Noranda	Baby	40	31-Aug-00	30-Aug-06	30-Jun-06	$1,200.00	$2,903.11
Belleterre	5243712	Hinterland	Rouyn-Noranda	Baby	40	31-Aug-00	30-Aug-06	30-Jun-06	$1,200.00	$2,903.11
Belleterre	5243713	Hinterland	Rouyn-Noranda	Baby	40	31-Aug-00	30-Aug-06	30-Jun-06	$1,200.00	$2,903.11
Belleterre	5243714	Hinterland	Rouyn-Noranda	Baby	40	31-Aug-00	30-Aug-06	30-Jun-06	$1,200.00	$2,903.11
Belleterre	5243715	Hinterland	Rouyn-Noranda	Baby	40	31-Aug-00	30-Aug-06	30-Jun-06	$1,200.00	$2,903.11
Belleterre	5243716	Hinterland	Rouyn-Noranda	Baby	40	31-Aug-00	30-Aug-06	30-Jun-06	$1,200.00	$503.11
Belleterre	5243717	Hinterland	Rouyn-Noranda	Baby	40	31-Aug-00	30-Aug-06	30-Jun-06	$1,200.00	$1,328.57
Belleterre	5243718	Hinterland	Rouyn-Noranda	Baby	40	31-Aug-00	30-Aug-06	30-Jun-06	$1,200.00	$1,328.57
Belleterre	5243719	Hinterland	Rouyn-Noranda	Baby	40	31-Aug-00	30-Aug-06	30-Jun-06	$1,200.00	$1,328.57
Belleterre	5243720	Hinterland	Rouyn-Noranda	Baby	40	31-Aug-00	30-Aug-06	30-Jun-06	$1,200.00	$1,328.57
Belleterre	5243721	Hinterland	Rouyn-Noranda	Baby	40	31-Aug-00	30-Aug-06	30-Jun-06	$1,200.00	$1,328.57
Belleterre	5243722	Hinterland	Rouyn-Noranda	Baby	40	31-Aug-00	30-Aug-06	30-Jun-06	$1,200.00	$6,186.60

Project	Claim Number	Owner	Mining District	Township	Hectares	Recording Date	Expiry Date	Due Date	$ Due	$ Claim Bank
Belleterre	5243723	Hinterland	Rouyn-Noranda	Baby	40	31-Aug-00	30-Aug-06	30-Jun-06	$1,200.00	$6,186.60
Belleterre	5243724	Hinterland	Rouyn-Noranda	Baby	40	31-Aug-00	30-Aug-06	30-Jun-06	$1,200.00	$6,186.60
Belleterre	5243725	Hinterland	Rouyn-Noranda	Baby	40	31-Aug-00	30-Aug-06	30-Jun-06	$1,200.00	$14,287.17
Belleterre	5243726	Hinterland	Rouyn-Noranda	Baby	40	31-Aug-00	30-Aug-06	30-Jun-06	$1,200.00	$22,443.60
Belleterre	5243727	Hinterland	Rouyn-Noranda	Baby	40	31-Aug-00	30-Aug-06	30-Jun-06	$1,200.00	$61,918.32
Belleterre	5243728	Hinterland	Rouyn-Noranda	Baby	40	31-Aug-00	30-Aug-06	30-Jun-06	$1,200.00	$6,186.60
Belleterre	5243729	Hinterland	Rouyn-Noranda	Baby	40	31-Aug-00	30-Aug-06	30-Jun-06	$1,200.00	$3,652.67
Belleterre	5243730	Hinterland	Rouyn-Noranda	Baby	40	31-Aug-00	30-Aug-06	30-Jun-06	$1,200.00	$3,652.67
Belleterre	5243731	Hinterland	Rouyn-Noranda	Baby	40	31-Aug-00	30-Aug-06	30-Jun-06	$1,200.00	$3,652.67
Belleterre	5243732	Hinterland	Rouyn-Noranda	Baby	40	31-Aug-00	30-Aug-06	30-Jun-06	$1,200.00	$23,981.67
Belleterre	5243733	Hinterland	Rouyn-Noranda	Baby	40	31-Aug-00	30-Aug-06	30-Jun-06	$1,200.00	$3,652.67
Belleterre	5243734	Hinterland	Rouyn-Noranda	Baby	40	31-Aug-00	30-Aug-06	30-Jun-06	$1,200.00	$825.22
Belleterre	5243735	Hinterland	Rouyn-Noranda	Baby	40	31-Aug-00	30-Aug-06	30-Jun-06	$1,200.00	$825.22
Belleterre	5243736	Hinterland	Rouyn-Noranda	Baby	40	31-Aug-00	30-Aug-06	30-Jun-06	$1,200.00	$825.22
Belleterre	5243737	Hinterland	Rouyn-Noranda	Baby	40	31-Aug-00	30-Aug-06	30-Jun-06	$1,200.00	$825.22
Belleterre	5243738	Hinterland	Rouyn-Noranda	Baby	40	31-Aug-00	30-Aug-06	30-Jun-06	$1,200.00	$825.22
Belleterre	5243739	Hinterland	Rouyn-Noranda	Baby	40	31-Aug-00	30-Aug-06	30-Jun-06	$1,200.00	$825.22
Belleterre	5243740	Hinterland	Rouyn-Noranda	Baby	40	31-Aug-00	30-Aug-06	30-Jun-06	$1,200.00	$825.22
Belleterre	5243741	Hinterland	Rouyn-Noranda	Baby	40	31-Aug-00	30-Aug-06	30-Jun-06	$1,200.00	$825.22
Belleterre	5243742	Hinterland	Rouyn-Noranda	Baby	40	31-Aug-00	30-Aug-06	30-Jun-06	$1,200.00	$825.22
Belleterre	5243743	Hinterland	Rouyn-Noranda	Baby	40	31-Aug-00	30-Aug-06	30-Jun-06	$1,200.00	$825.22
Belleterre	5243744	Hinterland	Rouyn-Noranda	Baby	40	10-May-00	09-May-06	09-Mar-06	$1,200.00	$825.22
Belleterre	5243745	Hinterland	Rouyn-Noranda	Baby	40	10-May-00	09-May-06	09-Mar-06	$1,200.00	$825.22
Belleterre	5243746	Hinterland	Rouyn-Noranda	Baby	40	10-May-00	09-May-06	09-Mar-06	$1,200.00	$1,362.20
Belleterre	5243747	Hinterland	Rouyn-Noranda	Baby	40	10-May-00	09-May-06	09-Mar-06	$1,200.00	$3,762.20
Belleterre	5243748	Hinterland	Rouyn-Noranda	Baby	40	10-May-00	09-May-06	09-Mar-06	$1,200.00	$3,762.20
Belleterre	5243749	Hinterland	Rouyn-Noranda	Baby	40	10-May-00	09-May-06	09-Mar-06	$1,200.00	$10,088.42
Belleterre	5243750	Hinterland	Rouyn-Noranda	Baby	40	10-May-00	09-May-06	09-Mar-06	$1,200.00	$17,357.42
Belleterre	5245881	Hinterland	Rouyn-Noranda	Baby	40	31-Aug-00	30-Aug-06	30-Jun-06	$1,200.00	$7,011.82
Belleterre	5245882	Hinterland	Rouyn-Noranda	Baby	40	31-Aug-00	30-Aug-06	30-Jun-06	$1,200.00	$7,011.82
Belleterre	5245883	Hinterland	Rouyn-Noranda	Baby	40	31-Aug-00	30-Aug-06	30-Jun-06	$1,200.00	$1,328.57
Belleterre	5245884	Hinterland	Rouyn-Noranda	Baby	40	31-Aug-00	30-Aug-06	30-Jun-06	$1,200.00	$1,328.57
Belleterre	5245885	Hinterland	Rouyn-Noranda	Baby	40	31-Aug-00	30-Aug-06	30-Jun-06	$1,200.00	$1,328.57
Belleterre	5245886	Hinterland	Rouyn-Noranda	Baby	40	25-Oct-99	24-Oct-05	24-Aug-05	$1,200.00	$30,249.70

Project	Claim Number	Owner	Mining District	Township	Hectares	Recording Date	Expiry Date	Due Date	$ Due	$ Claim Bank
Belleterre	5245887	Hinterland	Rouyn-Noranda	Baby	40	25-Oct-99	24-Oct-05	24-Aug-05	$1,200.00	$23,772.70
Belleterre	5245888	Hinterland	Rouyn-Noranda	Baby	40	25-Oct-99	24-Oct-05	24-Aug-05	$1,200.00	$196,123.70
Belleterre	5245889	Hinterland	Rouyn-Noranda	Baby	40	25-Oct-99	24-Oct-05	24-Aug-05	$1,200.00	$27,883.79
Belleterre	5245890	Hinterland	Rouyn-Noranda	Baby	40	25-Oct-99	24-Oct-05	24-Aug-05	$1,200.00	$5,547.48

79° 30'

Ontario

Quebec

Lac Des Quinze

Angliers

Lac Baby

47° 30'

NTS 31 M/6

Hwy 101

Hwy 391

Guigues

Laverlochere

Lake Timiskaming

Hwy 382

Fugereville

Belleterre Option

Lorrainville

Hwy 382

Ville Marie

Hwy 567

Bearn

Lorrain Valley

47° 15'

Dramis

Paved Access Roads and Highways



0
5
10
km

Aurora Platinum Corp.	
Belleterre Project, Baby Township, Quebec	
Property Location	
Date: Feb. 25, 2003	Figure 1


FIGURE 2
AURORA Platinum Corp.
BELLETERRE PROJECT
PROPERTY MAP
N
5262 000N
5260 000N
5258 000N
5256 000N
5254 000N
626 000E
628 000E
630 000E
632 000E
634 000E
636 000E
638 000E
640 000E
Lac Baby
Lac des Mauves
Lac Long
Ruisseau Windfall
Petit Lac Long
Lac Croche
Lac des Seize
Lac Robinson
Lac des Douze
(Abandoned)
C.P.R.
BELLETERRE
Cours d'eau Melançon
Cours d'eau Brassard
Cours d'eau Paul-L'Heureux
Hwy 382
0
1000
2000
METRES
UTM: NAD83-ZONE 17
CLS-BEL.DWG
FEB./03


N
Petit
Lac
Long
BT-02-56
BT-02-52
BT-02-51
BT-02-57
BT-02-50
BT-02-67
BT-02-53
BT-02-69
BT-02-54
BT-02-70
BT-02-58
BT-02-55
Lac
Croche
Lac
Robinson
Lac
des
Douze
(Abandoned)
C.P.R.
BT-02-60
BT-02-59
BELLETERRE
BT-02-64
BT-02-65
BT-02-66
BT-02-63
BT-02-68
BT-02-61
BT-02-62
AB46-02-02
AB46-02-01
AB46-02-03
AB10-02-02
AB10-02-03
AB10-02-01
Cours
d'eau
Cours
d'eau
Melançon
Paul-L'Heureux
5258 000N
5256 000N
5254 000N
632 000E
634 000E
636 000E
638 000E
Hwy 382
0
500
1000
METRES
UTM:NAD83-ZONE 17
BEL-FIG3.DWG
FEB./03

FIGURE 3
AURORA *Platinum Corp.*
BELLETERRE PROJECT
DIAMOND DRILL HOLES
2002 PROGRAM


N
5259 000N
5258 000N
631 000E
632 000E
633 000E
Petit
Lac
Long
Lac
Robinson
BELLETERRE
ROAD
C.P.R. (ABANDONED)
BT-02-56
-50'
100m
BT-02-52
-50'
125m
BT-02-57
-50'
100m
BT-02-51
-50'
150m
BT-02-50
-50'
151m
BT-02-67
-85'
321m
BT-02-69
-70'
238m
BT-02-70
-60'
378m
BT-02-58
-50'
125m
BT-02-53
-50'
200m
BT-02-54
-50'
150m
BT-02-55
-50'
140m
UTM: NAD83-ZONE 17
0 100 200 300 400 500
METRES
BEL-FIG4.DWG
FEB./03
FIGURE 4
AURORA *Platinum Corp.*
BELLETERRE PROJECT
DIAMOND DRILL HOLES
ALOTTA 2002 PROGRAM



Lac
des
Douze
(ABANDONED)
C.P.R.
BELLETERRE
N
5257 000N
5256 000N
631 000E
632 000E
633 000E
BT-02-66
-50°
179.3m
BT-02-65
-50°
182m
BT-02-64
-50°
150m
BT-02-63
-63°
225m
BT-02-62
-60°
182m
BT-02-68
-50°
275m
BT-02-61
-60°
152m
0 100 200 300 400 500
METRES
UTM: NAD83-ZONE 17
BEL-FIG5.DWG
FEB./03

FIGURE 5
AURORA *Platinum Corp.*
BELLETERRE PROJECT
DIAMOND DRILL HOLES
PATRY 2002 PROGRAM

TECHNICAL REPORT

NI 43-101 F1

FOR

AURORA PLATINUM CORP.

ON THE

GEOFFROY PROJECT

LAVERLOCHÈRE

QUEBEC

L.D.S. Winter, P. Geo.

February 10, 2003

TABLE OF CONTENTS

LIST OF FIGURES

LIST OF TABLES

APPENDICES

1. SUMMARY (Item 3)

The Baby Township, Quebec, Geoffroy Property, held 100% by Aurora Platinum Corp. (Aurora) covers 6,703 hectares in 158 mining claims acquired through claim staking. Exploration by Aurora since June 2000 has identified multiple zones of high-grade nickel-copper-cobalt-platinum group metal (Ni-Cu-Co-PGM) mineralization in the general area. The Company is evaluating the mineral potential of the district through an integrated exploration approach using geological mapping, geophysical and geochemical surveys and diamond drilling.

Exploration on the Geoffroy Project is focused on Ni-Cu-PGM-bearing gabbro bodies which intrude a sequence of mafic volcanics at or near the contact with overlying felsic volcaniclastic sedimentary rocks. Mineralization occurs as disseminated to massive sulphides near the base of the gabbro bodies or as remobilized sulphides along shears near gabbro-felsic volcanic contacts.

During 2002, the majority of the work was concentrated east of Lac Long. A re-evaluation of the MEGATEM airborne magnetic and electromagnetic surveys by an outside consultant indicated the presence of a possible deep conductive zone trending north-south and commencing approximately adjacent to the south end of Lac Long and extending to the north. The conductive zone was considered to be at a depth in the order of 600 m, to have a width of 1 km and to extend for approximately 6 km north-south.

Following line-cutting, a UTEM ground survey and a gravity survey were carried out over the central part of this interpreted deep conductive zone. No deep conductive zone was indicated by the UTEM survey, however, the gravity survey indicated an area of excess mass trending approximately north-south and approximately coincident with the interpreted deep conductive zone.

Six drill holes were completed during 2002 testing the potential of the Geoffroy deep conductive zone. The drilling indicated the presence of two main lithologic units in the area, an older magnetic ferrogabbro and a younger probably

layered mafic to felsic complex ranging in composition from gabbro/monzogabbro to syenite/quartz syenite (Miller, 2002).

Minor interstitial Ni-Cu sulphides were observed within the magnetic ferrogabbro unit and two drill holes, GR-02-04 and GR-02-06 in the north-central part of the deep conductive zone, were tested with borehole IP and EM, however, to date there are no indications of the presence of economic mineralization of significance.

Three additional holes were drilled in the southwestern quadrant of the Geoffroy claims testing magnetic anomalies. The results from these three holes were negative.

The Geoffroy Project area contains MEGATEM II anomalies of potential interest which to date have not been evaluated. The planned 2003 exploration program is directed at evaluating these MEGATEM anomalies by prospecting, geochemical sampling and ground geophysics. In addition, the 2003 exploration program has outlined one additional deep hole of approximately 800 m to further test the Geoffroy deep conductive zone. The exploration and drilling program laid out by Aurora consists of 1,000 m of drilling and a total exploration budget of $270,300.

2. INTRODUCTION AND TERMS OF REFERENCE (Items 4 & 5)

The author has been requested to provide a summary of exploration results to date on the Baby Township Geoffroy Property held by Aurora Platinum Corp. This report has been prepared for the purposes of filing an Annual Information Form (AIF) for Aurora Platinum Corp. The author has been retained in an on-going consulting basis for the properties, has been on the properties many times in 2002 and is knowledgeable of the various work programs and technical reports by other contractors. The author has relied on the technical information from these sources but does not take any responsibility for legal, environmental, political or other non-technical issues related to this report.

3. PROPERTY DESCRIPTION AND LOCATION (Item 6)

3.1 LOCATION

Aurora Platinum Corporation's Geoffroy Township Property consist of 158 claims in the Ville Marie area of western Quebec, south of the Rouyn-Noranda mining camp (NTS map areas 31M/6 and 31 M/11). The Property is centred in Baby Township, Témiscamingue County, Quebec approximately 25 km east of Lake Timiskaming and the Quebec-Ontario provincial border at 79°-14'W longitude; 47°-28'N latitude (UTM co-ordinates 5260000N: 640000E, Zone 17) (Figure 1).

3.2 CLAIM AND OWNERSHIP STATUS

Aurora Platinum Corp. holds a 100% interest in 158 staked claims covering 6,703 ha in the Geoffroy Project in Baby township (Figure 2).

The claims contained in the Geoffroy Project are listed in Appendix 1.

4. ITEMS 7 THROUGH 11

The information contained in Items 7 through 11;

- Item 7: Accessibility, Climate, Local Resources, Infrastructure and Physiography
- Item 8: History
- Item 9: Regional Geological Setting and Property Geology
- Item 10: Exploration Model
- Item 11: Mineralization

has already been presented in the Technical Report entitled, "Midrim Property, Baby Township, Quebec NI 43-101F1 Technical Report" dated April 17, 2002 and filed on SEDAR. The interested reader is referred to the earlier report for the information contained in these sections.

5. EXPLORATION AND DRILLING (Items 12 & 13)

Work in the Geoffroy Project area in 2002 consisted of;

1) ground follow-up of airborne magnetic anomaly/targets identified in the earlier AEROTEM and MEGATEM surveys. The follow-up work consisted of soil geochemical sampling, prospecting, preliminary mapping and lithogeochemical sampling of gabbros and in some cases ground magnetometer surveys.

2) re-evaluation of the MEGATEM airborne survey by Condor Consulting of Denver, Colorado, which identified a deep (600 m) conductive zone considered to be 1 km wide and 6 km long (north-south).

3) ground UTEM survey over an interpreted deep conductive zone in the Geoffroy Project area.

4) gravity survey over the interpreted deep conductive zone in the Geoffroy Project area.

5) diamond drilling; nine NQ drill holes drilled by Bradley Frères Ltée, Rouyn-Noranda, Quebec, totalling 3,523 m.

6) limited borehole IP and EM surveys.

5.1 SURVEY CONTROL

Following the identification of the deep conductive zone at Geoffroy, a grid was cut over the central part of the anomaly. The grid consisted of a north-south baseline 2 km long with 3 east-west survey lines spaced at 1 km with each survey line being 1,500 m east and west of the baseline. The lines were cut during the 2002 winter, were chained and picketed every 25 m and following this, the lines and stations were located with a differential GPS unit. This grid was used for the UTEM and gravity surveys and also for the location of diamond drill holes.

The geochemical survey grids and sample sites for the ground follow-up of the airborne magnetic/target survey were all located using GPS units.

The drill holes within the Geoffroy project were located using the cut grid over the deep conductive zone and using GPS co-ordinates in other locations.

5.2 GEOFFROY PROJECT RESULTS

A re-evaluation of the MEGATEM airborne magnetic and electromagnetic surveys indicated the presence of a possible deep conductive zone trending north-south and commencing approximately 2 km north of the Midrim zone of mineralization in the adjacent Midrim Project area. The conductive zone was considered to be at a depth in the order of 600 m and to have a width of 1 km and to extend for approximately 6 km north-south. It is located in an area where north-south and north-northwest trending structures intersect.

Following completion of the line-cutting over a 2 km strike length in the central part of the deep conductive zone, a UTEM ground survey was carried out along the 3 km long east-west survey lines. Subsequently, a gravity survey along the 3 east-west survey lines was also carried out. Gravity readings were taken at 200 m intervals along the picket lines followed by a survey of the lines to establish the elevations relative to a base station.

No deep conductive zone was indicated by the UTEM survey, however, the gravity survey indicated an area of excess mass trending approximately north-south and approximately coincident with the area of the interpreted deep conductive zone.

Six drill holes were completed during 2002 testing the potential of the Geoffroy deep conductive zone (Figures 3 and 4). These were holes GR-02-01 to GR-02-06 inclusive (Table 1). The drilling indicated the presence of two main lithologic units in the area, an older magnetic ferrogabbro and a younger, probably layered, mafic-felsic complex ranging in composition from gabbro / monzogabbro to syenite / quartz syenite (Miller, 2002).

TABLE 1
GEOFFROY PROJECT - 2002 PROGRAM
DIAMOND DRILL HOLES

HOLE	UTM Co-Ordinates		Azimuth (degrees)	Inclination (degrees)	Length (metres)	Comments
	N	E				
GEOFFROY PROJECT						
GR-02-01	5262967	633744	270.0	-65.0	503.0	Geoffroy deep conductive zone.
GR-02-02	5262128	633319	270.0	-65.0	498.0	Geoffroy deep conductive zone.
GR-02-03	5263537	633969	270.0	-65.0	296.0	Geoffroy deep conductive zone.
GR-02-04	5263537	633969	0.0	-65.0	504.0	Geoffroy deep conductive zone.
GR-02-05	5261060	634948	180.0	-80.0	487.0	Geoffroy deep conductive zone.
GR-02-06	5263543	634073	0.0	-65.0	552.0	Geoffroy deep conductive zone.
AG-18-01	5256179	628095	180.0	-45.0	178.0	SW claims testing magnetic anomaly.
AG-18-02	5255974	628215	315.0	-60.0	304.0	SW claims testing magnetic anomaly.
AG-14-01	5258980	627710	0.0	-45.0	201.0	SW claims testing magnetic anomaly.
9				TOTAL	3,523.0	

Two drill holes, GR-02-04 and GR-02-06 in the north-central part of the deep conductive zone, were tested with borehole IP and also borehole EM in the case of GR-02-02 and GR-02-04. Although minor amounts of finely disseminated copper sulphide mineralization has been identified in some of the holes, no mineralization of economic significance has been intersected in any of the drill holes that probed the Geoffroy deep conductive zone.

Miller (2002) studied 33 thin sections from 33 drill core samples from Geoffroy holes GR-02-01, GR-02-03 and GR-02-04. From these, he defined 2 suites of rocks at Geoffroy. The first suite (10 samples) comes from a Midrim-type metagabbro sequence. This unit is a magnetite-rich metagabbro which has been affected by prograde metamorphism and is considered to be responsible for the strong magnetic anomalies in the area.

The second suite defined by Miller (2002) is the Geoffroy Metaintrusive Complex which displays middle greenschist metamorphism but very low strain. It consists of two lithological groups, Group A and Group B.

Group A: mafic-intermediate-felsic lithologies represented by gabbro / monzogabbro-diorite / monzodiorite-monzonite-syenite / quartz syenite.

Group B: hornblende gabbro-hornblendite with intercumulus magnetite and sulphide.

Miller (2002) considers that these two groups are a consanguineous differentiated series, probably derived from an alkali basalt magma and may represent at least a part of a large layered complex.

In the southwestern corner of the Geoffroy project area, the airborne surveys identified a bipolar airborne magnetic anomaly which was labeled Anomaly AG18 (Figure 3). Two holes were drilled into this target (Table 1), one directed to the south and the other to the north. The hole drilled from north to south intersected quartz feldspar porphyry volcaniclastics and a major deformation zone but no mineralization of

significance. The hole drilled from south to north intersected a gabbro but again with no mineralization of economic significance.

Approximately 2 km to the north of Anomaly AG18, drill hole AG-14 was drilled evaluating a magnetic anomaly (Table 1 and Figure 3). This hole intersected QFP volcaniclastic units but no mineralization of economic significance.

5.3 STATEMENT OF IDENTIFICATION OF PERSONS (ISSUER OR CONTRACTOR) CONDUCTING THE SURVEYS

Aurora is operator of the exploration program being conducted on the Baby Township Property and utilizes contract geologists to supervise the various phases of the program. Line-cutting was done by Glen McBride, New Liskeard, Ontario, the UTEM Survey by Lamontagne Geophysics, Kingston, Ontario and the gravity survey was carried out by the writer.

6. ADJACENT PROPERTIES AND MINERAL BELTS (Item 17)

The Midrim, Lac Croche, Alotta and Patry Zones of mineralization of Aurora Platinum Corp. are located in the properties immediately south of the subject property. The Lorraine and Lac Kelly mineral deposits are located approximately 30 km southeast of the Midrim mineral deposit area in the Lac de Bois Greenstone Belt, while the La Force mineral deposit is located within a gabbro-pyroxenite body about 40 km east of Midrim. The Lorraine deposit was the only significant producer in the belt, with 594,000 tonnes of ore averaging 1.07% Cu and 0.45% Ni milled between 1965 and 1968 (Mineral Bulletin MR 198).

7. QUALITY ASSURANCE AND CONTROLS (Items 14, 15 & 16)

7.1 SAMPLING METHODOLOGY AND RELIABILITY (Item 14)

For the various drill programs, all the core is logged and zones of mineralization are sampled, with most sample lengths being 1.0 m. However, as geological conditions dictate shorter sample lengths are taken and some longer ones up to 1.5 m are also taken. The core is split longitudinally usually with a diamond saw. The remaining half of the core is stored at the office/core storage facility in Laverlochère.

7.2 SAMPLE PREPARATION, ANALYTICAL PROCEDURES AND SECURITY (Item 15)

Aurora has a quality control program in place to ensure best practice in the sampling and analysis of the drill core. The material from each sample is placed in a new plastic bag and then sealed after which, depending on sample size, 30 samples +/- are placed in a larger rice bag that in turn is sealed. Aurora personnel transport the samples to Les Laboratoires XRAL (a division of the SGS Group), Rouyn-Noranda, Quebec. The laboratory is preparing for ISO 17025 certification and has participated successfully for the last two years in the CANMET PTP_MAL round robin program.

Samples are dried if necessary and crushed to 90% passing minus 10 mesh at XRAL's sample preparation facility. A subsample of approximately 300 g is riffled and pulverized to 90% passing minus 200 mesh and crusher rejects are stored at the laboratory. Gold, platinum and palladium are analyzed by Fire Assay with a DCP finish. A gravimetric assay is done for gold values greater than 1000 ppb.

Silver, copper, nickel and cobalt are determined by an atomic absorption finish after total digestion of the sample.

In addition to the laboratory's internal analysis of accuracy and precision, 5% of the pulps are retained and sent to a second lab for analysis of precision. As a further check, every 40th drill core sample is quartered with one-quarter of the sample being sent to a second lab for analysis.

7.3 DATA CORROBORATION STATEMENT (Item 16)

The author provides on-going consulting services to the projects and is satisfied that the geological controls, accuracy of surveying of drill collars and downhole orientation, the sampling methods and procedures and the chain of custody meet with the standards for best practice. Aurora is using two reputable, certified labs for their analysis and check work and the analytical methods used for the projects meet with industry standards.

Also the first control on the analytical results is the initial core logging procedures when an estimate of grade is made visually for copper and nickel by the sulphides present and their percentages. These estimates can be compared to the analytical results when they are received.

In the author's opinion, adequate quality control procedures are in place for this stage of the work. As the projects advance to a resource development stage, further quality control procedures will be required.

In the opinion of the author, the computerized data management system utilized by Aurora is of the highest standards. The information is well organized, is back up on a regular basis and produces high quality geological logs, sections and three-dimensional drawings.

8. MINERAL PROCESSING AND METALLURGICAL TESTING (Item 18)

No metallurgical tests have been undertaken during the 2002 exploration program.

9. MINERAL RESOURCE AND RESERVE ESTIMATES (Item 19)

No mineral reserves or resources have been identified on the properties to date.

10. OTHER DATA, ADDITIONAL REQUIREMENTS AND ILLUSTRATIONS (Items 20, 25 & 26)

Items 20 and 25 are irrelevant and Item 16 - Illustrations are provided at the end of this report.

11. CONCLUSION AND RECOMMENDATIONS (Items 21 & 22)

Aurora's work to date has demonstrated that an integrated exploration approach utilizing a wide variety of geological modeling, geophysical and geochemical techniques in conjunction with persistent diamond drilling can be successful in delineating ore-grade Cu-Ni-PGM bodies in the Baby Township Projects. Future work will focus on additional drilling on the Geoffroy Zone (800 m) and follow-up exploration and drilling on MEGATEM II anomalies of interest.

Table 2 presents a 1,000 m diamond drilling and exploration program laid out by Aurora for 2003. Total cost for this program is estimated at $ 232,300.

TABLE 2

GEOFFROY EXPLORATION PROGRAM AND BUDGET

1.	Follow-up MEGATEM II Targets		
	- line-cutting: 50 km @ $300/km	$ 15,000	$ 88,800
	- magnetic survey: 50 km @ $100/km	5,000	
	- IP surveys: 20 km @ $1,800/km	36,000	
	- mapping, prospecting, sampling - 32,800	32,800	
2.	Diamond Drilling: 1,000 m @ $70/m		70,000
	all inclusive - includes drilling, supervision,		15,000
	logging, sampling, etc.		
3.	Supervision, logistics, meals, accommodation		30,200
4.	Rent, services, telephone, etc.		7,300
		Sub-Total	$ 211,300
		Contingency (10%)	21,000
		TOTAL	$ 232,300

L.D.S., Winter, P.Geo.
February 10, 2003

REFERENCES (Item 23)

1. Aeroquest Limited, 2000
   Airborne Magnetic and Electromagnetic (AEROTEM) Survey and Maps, November, 2000

2. Aurora Platinum Corp., 2002
   Unpublished Company reports and maps.

3. Barnes, S.-J., Couture, J.-F., Sawyer, E.W. and Bouchaib, C., 1993
   Nickel-Copper Occurrences in the Belleterre-Angliers Belt of the Pontiac Subprovince and Use of Cu-Pd Ratios in Interpreting Platinum-Group Element Distributions, Econ. Geol., 88, p. 1402-1418.

4. Beechum, A., 2001
   Unpublished drill logs, Aurora Platinum Corp.

5. Calvert, A.J. and Ludden, J.N., 1999
   Archean Continental Assembly in the Southeastern Superior Province of Canada, Tectonics, Vol. 18, No. 3, p. 412-429.

6. Camiré, G.E., Ludden, J.N., La Flèche, M.R. and Burg, J.P., 1993
   Mafic and Ultramafic Amphibolites from the Northwestern Pontiac Subprovince: Chemical Characterization and Implications for Tectonic Setting[1], Can. J. Earth Sci. 30, p. 1110-1122.

7. Fugro Airborne Surveys, 2001
   Logistics and Processing Report of the Airborne Magnetic and MEGATEM ® II Electromagnetic Multicoil Survey of the Midrim, Belleterre and Angliers Projects near Lac des Quinze, Quebec on Behalf of Aurora Platinum Corporation.

8. Gibson, H., 2001
   Midrim Project - Observations, Interpretations and Ideas (July 4 to 17, 2001). Aurora Platinum Corp. unpublished internal report, 17 p.

9. Imreh, 1978
   Canton de Baby Township, Geological Report 185 (and maps). Ministère des Richesses Naturelles, Quebec, 81 p.

10. Mazur, R.J., 2002
Midrim Property, Baby Township, Quebec NI 43-101F1 Technical Report for Aurora Platinum Corp.

11. Miller, A.R., 2002
Proterozoic Geoffroy Intrusive Complex: Petrography and Ore Microscopy for Aurora Platinum Corp. Vol. I and Vol. II.

12. Mortensen, J.K. and Card, K.D., 1993
U-Pb Age Constraints for the Magmatic and Tectonic Evolution of the Pontiac Subprovince, Quebec[1], Can. J. Earth Sci. 30, p. 1970-1980.

13. Sawyer, E.W. and Barnes, S.-J., 1994
Thrusting, Magmatic Intraplating and Metamorphic Core Complex Development in the Archean Belleterre-Angliers Greenstone Belt, Superior Province, Quebec, Canada. Precambrian Research, 68, p. 183-200.

14. Winter, L.D.S., 2001
Summary Report on the Geological Mapping of the Angliers, Alotta, Midrim, Delphi, Zulu and Southeast / Northeast Grids, Angliers, Belleterre and Midrim Projects, Western Quebec, Part I - General Information. Report Presented to Aurora Platinum Corporation in November, 2001.

15. Winter, L.D.S., 2001
Summary Report on the Geological Mapping of the Angliers, Alotta, Midrim, Delphi, Zulu and Southeast / Northeast Grids, Angliers, Belleterre and Midrim Projects, Western Quebec, Part II - Angliers Area. Report Presented to Aurora Platinum Corporation in November, 2001.

16. Winter, L.D.S., 2001
Summary Report on the Geological Mapping of the Angliers, Alotta, Midrim, Delphi, Zulu and Southeast / Northeast Grids, Angliers, Belleterre and Midrim Projects, Western Quebec, Part V - Midrim - Lac Croche Area. Report Presented to Aurora Platinum Corporation in November, 2001.

L.D.S. Winter
1849 Oriole Drive, Sudbury, ON P3E 2W5
(705) 524-4106
(705) 524-6368 (fax)
email: swinter@vianet.ca

CERTIFICATE OF AUTHOR (Item 24)

I, Lionel Donald Stewart Winter, P. Geo. do hereby certify that:

1. I am currently an independent consulting geologist.
2. I graduated with a degree in Mining Engineering (B.A.Sc.) from the University of Toronto in 1957. In addition, I have obtained a Master of Science (Applied) (M.Sc. App.) from McGill University, Montreal, QC.
3. I am a life member of the Canadian Institute of Mining, the Prospectors and Developers Association of Canada, a Fellow of the Geological Association of Canada, a Registered Geoscientist in Ontario and a Registered Geoscientist in British Columbia (P. Geo.).
4. I have worked as a geologist for a total of 45 years since my graduation from university.
5. I have read the definition of “qualified person” set out in National Instrument 43-101 (“NI43-101”) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101.
6. I am the author responsible for the preparation of the technical report titled "Technical Report for Aurora Platinum Corp. on the Geoffroy Project, Laverlochère, Quebec" and dated February 10, 2003 (the “Technical Report”). I have worked as a consultant on the project during 2001 and 2002 and have been on the property many times.
7. I have acted as a consultant to the project that is the subject of the Technical Report.

8. I am not aware of any material fact or material change with respect to the subject matter of the Technical Report that is not reflected in the Technical Report, the omission to disclose which makes the Technical Report misleading.
9. I am independent of the issuer applying all of the tests in section 1.5 of National Instrument 43-101.
10. I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.
11. I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them, including electronic publication in the public company files on their websites accessible by the public, of the Technical Report.

Dated this 10th Day of February, 2003

____________________________ (seal or stamp of QP)

Signature of QP

L.D.S. Winter

Print name of QP

L.D.S. Winter

1849 Oriole Drive, Sudbury, ON P3E 2W5
(705) 524-4106
(705) 524-6368 (fax)
email: swinter@vianet.ca

CONSENT OF AUTHOR

TO: TSX Venture Exchange
Ontario Securities Commission
British Columbia Securities Commission
Alberta Securities Commission
Quebec Securities Commission

I, Lionel Donald Stewart Winter, P. Geol., do hereby consent to the filing with the regulatory authorities referred to above the technical report titled "Technical Report for Aurora Platinum Corp. on the Geoffroy Project, Laverlochère, Quebec" and dated February 10, 2003 (the "Technical Report") and to the written disclosure of the Technical Report and of extracts from or a summary of the Technical Report in the written disclosure in the Annual Information Form of Aurora Platinum Corp. being filed.

I also certify that I have read the written disclosure being filed and I do not have any reason to believe that there are any misrepresentations in the information derived from the Technical Report or that the written disclosure in the Annual Information Form of Aurora Platinum Corp. contains any misrepresentation of the information contained in the Technical Report.

Dated this 10th Day of February, 2003

____________________________ (seal or stamp of QP)

Signature of QP

L.D.S. Winter

Print name of QP

Ontario
Quebec
79° 30'
47° 30'
NTS 31 M/6
47° 15'
Lac
Des Quinze
Angliers
Lac Baby
Hwy 101
Hwy 391
Guigues
Laverlochere
Geoffroy Project
Hwy 382
Fugereville
Lake
Timiskaming
Lorrainville
Hwy 382
Ville Marie
Hwy 567
Bearn
Lorrain
Valley
Dramis

Paved Access Roads and Highways


0
5
10
km

Aurora Platinum Corp.

Geoffroy Project, Baby Township, Quebec

Property Location

Date: Feb. 25, 2003 | Figure 1


FIGURE 2
AURORA Platinum Corp.
GEOFFROY PROJECT
PROPERTY MAP
N
GEOFFROY
GEOFFROY
GEOFFROY
GEOFFROY
GEOFFROY
GEOFFROY
Lac Baby
Lac des Mauves
Lac Long
Ruisseau Windfall
Petit Lac Long
Lac Croche
Lac Robinson
Lac des Seize
Lac des Douze
(Abandoned)
C.P.R.
Cours d'eau Brassard
Cours d'eau Melançon
Cours Cours d'eau Paul-L'Heureux
Hwy 382
5262 000N
5260 000N
5258 000N
5256 000N
5254 000N
626 000E
628 000E
630 000E
632 000E
634 000E
636 000E
638 000E
640 000E
0
1000
2000
METRES
UTM: NAD83-ZONE 17
CLS-GEOF.DWG
FEB./03



Lac
Lac
Baby
GEOFFROY
Long
GR-02-03
GR-02-04
GR-02-06
GR-02-01
GR-02-02
Lac
des
Mauves
N
GR-02-05
(ABANDONED)
Ruisseau
Windfall
5260 000N
GEOFFROY
C.P.R.
Petit
Lac
Long
Lac
Croche
AG-14-01
Lac
des
Seize
Lac
Robinson
Cours
Cours
d'eau
Melançon
d'eau
Lac
des
Douze
Paul-L'Heureux
GEOFFROY
AG-18-01
AG-18-02
638 000E
5256 000N
0
500
1000
1500
2000
METRES
GEOFFROY
626 000E
GEOF-FIG3.DWG
FEB./03
630 000E
634 000E
UTM: NAD83-ZONE 17

FIGURE 3
AURORA *Platinum Corp.*
GEOFFROY PROJECT
DIAMOND DRILL HOLES
2002 PROGRAM


Lac
Long
Lac
Croche
04
GR-02-03
-65°,296m
GR-02-04
-65°,504m
GR-02-06
-65°,552m
GR-02-01
-65°,503m
GEOFFROY
DEEP CONDUCTIVE
ZONE
GR-02-02
-65°,498m
GR-02-05
-80°,487m
GEOFFROY
GEOFFROY
(ABANDONED)
C.P.R.
6264 000N
5263 000N
5262 000N
5261 000N
5260 000N
5259 000N
633 000E
634 000E
635 000E
N
FIGURE 4
AURORA Platinum Corp.
GEOFFROY PROJECT
GEOFFROY DEEP ZONE
DIAMOND DRILL HOLES
2002 PROGRAM
0
500
1000
METRES
UTM NAD83-ZONE 17

Land Management Report

Project	Claim Number	Owner	Mining District	Township	Hectares	Recording Date	Expiry Date	Due Date	$ Due	$ Claim Bank
Geoffroy	1020476	Aurora	Rouyn-Noranda	Baby	42	07-Sep-00	06-Sep-06	06-Jul-06	$1,200.00	$0.00
Geoffroy	1020477	Aurora	Rouyn-Noranda	Baby	42	07-Sep-00	06-Sep-06	06-Jul-06	$1,200.00	$0.00
Geoffroy	1020478	Aurora	Rouyn-Noranda	Baby	42	07-Sep-00	06-Sep-06	06-Jul-06	$1,200.00	$0.00
Geoffroy	1020479	Aurora	Rouyn-Noranda	Baby	42	07-Sep-00	06-Sep-06	06-Jul-06	$1,200.00	$0.00
Geoffroy	1020480	Aurora	Rouyn-Noranda	Baby	42	07-Sep-00	06-Sep-06	06-Jul-06	$1,200.00	$0.00
Geoffroy	1020481	Aurora	Rouyn-Noranda	Baby	42	07-Sep-00	06-Sep-06	06-Jul-06	$1,200.00	$0.00
Geoffroy	1020482	Aurora	Rouyn-Noranda	Baby	42	07-Sep-00	06-Sep-06	06-Jul-06	$1,200.00	$0.00
Geoffroy	1020469	Aurora	Rouyn-Noranda	Baby	43	07-Sep-00	06-Sep-06	06-Jul-06	$1,200.00	$0.00
Geoffroy	1020470	Aurora	Rouyn-Noranda	Baby	43	07-Sep-00	06-Sep-06	06-Jul-06	$1,200.00	$0.00
Geoffroy	1020471	Aurora	Rouyn-Noranda	Baby	43	07-Sep-00	06-Sep-06	06-Jul-06	$1,200.00	$0.00
Geoffroy	1020472	Aurora	Rouyn-Noranda	Baby	43	07-Sep-00	06-Sep-06	06-Jul-06	$1,200.00	$0.00
Geoffroy	1020473	Aurora	Rouyn-Noranda	Baby	42	07-Sep-00	06-Sep-06	06-Jul-06	$1,200.00	$0.00
Geoffroy	1020474	Aurora	Rouyn-Noranda	Baby	42	07-Sep-00	06-Sep-06	06-Jul-06	$1,200.00	$0.00
Geoffroy	1020475	Aurora	Rouyn-Noranda	Baby	42	07-Sep-00	06-Sep-06	06-Jul-06	$1,200.00	$0.00
Geoffroy	1020446	Aurora	Rouyn-Noranda	Baby	45	07-Sep-00	06-Sep-06	06-Jul-06	$1,200.00	$51.33
Geoffroy	1020445	Aurora	Rouyn-Noranda	Baby	43	07-Sep-00	06-Sep-06	06-Jul-06	$1,200.00	$0.00
Geoffroy	1020444	Aurora	Rouyn-Noranda	Baby	44	07-Sep-00	06-Sep-06	06-Jul-06	$1,200.00	$0.00
Geoffroy	1020443	Aurora	Rouyn-Noranda	Baby	44	07-Sep-00	06-Sep-06	06-Jul-06	$1,200.00	$0.00
Geoffroy	1020442	Aurora	Rouyn-Noranda	Baby	44	07-Sep-00	06-Sep-06	06-Jul-06	$1,200.00	$0.00
Geoffroy	1020428	Aurora	Rouyn-Noranda	Baby	40	07-Sep-00	06-Sep-06	06-Jul-06	$1,200.00	$0.00
Geoffroy	1020429	Aurora	Rouyn-Noranda	Baby	41	07-Sep-00	06-Sep-06	06-Jul-06	$1,200.00	$0.00
Geoffroy	1020371	Aurora	Rouyn-Noranda	Baby	43	06-Nov-00	05-Nov-04	05-Sep-04	$1,200.00	$0.00
Geoffroy	1020372	Aurora	Rouyn-Noranda	Baby	43	06-Nov-00	05-Nov-06	05-Sep-06	$1,200.00	$0.00
Geoffroy	1020373	Aurora	Rouyn-Noranda	Baby	43	06-Nov-00	05-Nov-06	05-Sep-06	$1,200.00	$0.00
Geoffroy	1020388	Aurora	Rouyn-Noranda	Baby	43	06-Nov-00	05-Nov-06	05-Sep-06	$1,200.00	$0.00
Geoffroy	1020389	Aurora	Rouyn-Noranda	Baby	43	06-Nov-00	05-Nov-06	05-Sep-06	$1,200.00	$0.00
Geoffroy	1020390	Aurora	Rouyn-Noranda	Baby	43	06-Nov-00	05-Nov-06	05-Sep-06	$1,200.00	$0.00
Geoffroy	1020391	Aurora	Rouyn-Noranda	Baby	43	06-Nov-00	05-Nov-06	05-Sep-06	$1,200.00	$0.00
Geoffroy	1020392	Aurora	Rouyn-Noranda	Baby	43	06-Nov-00	05-Nov-06	05-Sep-06	$1,200.00	$0.00
Geoffroy	1020463	Aurora	Rouyn-Noranda	Baby	43	06-Nov-00	05-Nov-06	05-Sep-06	$1,200.00	$0.00
Geoffroy	1020464	Aurora	Rouyn-Noranda	Baby	42	06-Nov-00	05-Nov-06	05-Sep-06	$1,200.00	$0.00
Geoffroy	1020465	Aurora	Rouyn-Noranda	Baby	43	06-Nov-00	05-Nov-06	05-Sep-06	$1,200.00	$0.00
Geoffroy	1020466	Aurora	Rouyn-Noranda	Baby	43	06-Nov-00	05-Nov-06	05-Sep-06	$1,200.00	$0.00
Geoffroy	1020467	Aurora	Rouyn-Noranda	Baby	43	06-Nov-00	05-Nov-06	05-Sep-06	$1,200.00	$0.00

Project	Claim Number	Owner	Mining District	Township	Hectares	Recording Date	Expiry Date	Due Date	$ Due	$ Claim Bank
Geoffroy	1020468	Aurora	Rouyn-Noranda	Baby	42	06-Nov-00	05-Nov-06	05-Sep-06	$1,200.00	$0.00
Geoffroy	1020456	Aurora	Rouyn-Noranda	Baby	42	06-Nov-00	05-Nov-06	05-Sep-06	$1,200.00	$0.00
Geoffroy	1020457	Aurora	Rouyn-Noranda	Baby	42	06-Nov-00	05-Nov-06	05-Sep-06	$1,200.00	$0.00
Geoffroy	1020458	Aurora	Rouyn-Noranda	Baby	42	06-Nov-00	05-Nov-06	05-Sep-06	$1,200.00	$0.00
Geoffroy	1020459	Aurora	Rouyn-Noranda	Baby	42	06-Nov-00	05-Nov-06	05-Sep-06	$1,200.00	$0.00
Geoffroy	1020460	Aurora	Rouyn-Noranda	Baby	42	06-Nov-00	05-Nov-06	05-Sep-06	$1,200.00	$0.00
Geoffroy	1020461	Aurora	Rouyn-Noranda	Baby	42	06-Nov-00	05-Nov-06	05-Sep-06	$1,200.00	$0.00
Geoffroy	1020462	Aurora	Rouyn-Noranda	Baby	42	06-Nov-00	05-Nov-06	05-Sep-06	$1,200.00	$3,012.64
Geoffroy	1020447	Aurora	Rouyn-Noranda	Baby	45	27-Nov-00	26-Nov-06	26-Sep-06	$1,200.00	$51.33
Geoffroy	1020448	Aurora	Rouyn-Noranda	Baby	45	27-Nov-00	26-Nov-06	26-Sep-06	$1,200.00	$51.33
Geoffroy	1020449	Aurora	Rouyn-Noranda	Baby	45	27-Nov-00	26-Nov-06	26-Sep-06	$1,200.00	$51.33
Geoffroy	1020450	Aurora	Rouyn-Noranda	Baby	45	27-Nov-00	26-Nov-06	26-Sep-06	$1,200.00	$51.33
Geoffroy	1020451	Aurora	Rouyn-Noranda	Baby	45	27-Nov-00	26-Nov-06	26-Sep-06	$1,200.00	$0.00
Geoffroy	1020452	Aurora	Rouyn-Noranda	Baby	45	27-Nov-00	26-Nov-06	26-Sep-06	$1,200.00	$0.00
Geoffroy	1020453	Aurora	Rouyn-Noranda	Baby	45	27-Nov-00	26-Nov-06	26-Sep-06	$1,200.00	$0.00
Geoffroy	1020454	Aurora	Rouyn-Noranda	Baby	45	27-Nov-00	26-Nov-06	26-Sep-06	$1,200.00	$0.00
Geoffroy	1020455	Aurora	Rouyn-Noranda	Baby	45	27-Nov-00	26-Nov-06	26-Sep-06	$1,200.00	$0.00
Geoffroy	1020441	Aurora	Rouyn-Noranda	Baby	39	27-Nov-00	26-Nov-06	26-Sep-06	$1,200.00	$51.33
Geoffroy	1020440	Aurora	Rouyn-Noranda	Baby	40	27-Nov-00	26-Nov-06	26-Sep-06	$1,200.00	$51.33
Geoffroy	1020439	Aurora	Rouyn-Noranda	Baby	39	27-Nov-00	26-Nov-06	26-Sep-06	$1,200.00	$51.33
Geoffroy	1020438	Aurora	Rouyn-Noranda	Baby	39	27-Nov-00	26-Nov-06	26-Sep-06	$1,200.00	$51.33
Geoffroy	1020437	Aurora	Rouyn-Noranda	Baby	39	27-Nov-00	26-Nov-06	26-Sep-06	$1,200.00	$51.33
Geoffroy	1020436	Aurora	Rouyn-Noranda	Baby	39	27-Nov-00	26-Nov-06	26-Sep-06	$1,200.00	$51.33
Geoffroy	1020435	Aurora	Rouyn-Noranda	Baby	40	27-Nov-00	26-Nov-06	26-Sep-06	$1,200.00	$51.33
Geoffroy	1020434	Aurora	Rouyn-Noranda	Baby	40	27-Nov-00	26-Nov-06	26-Sep-06	$1,200.00	$51.33
Geoffroy	1020420	Aurora	Rouyn-Noranda	Baby	44	27-Nov-00	26-Nov-06	26-Sep-06	$1,200.00	$0.00
Geoffroy	1020421	Aurora	Rouyn-Noranda	Baby	44	27-Nov-00	26-Nov-06	26-Sep-06	$1,200.00	$0.00
Geoffroy	1020422	Aurora	Rouyn-Noranda	Baby	36	27-Nov-00	26-Nov-06	26-Sep-06	$1,200.00	$0.00
Geoffroy	1020423	Aurora	Rouyn-Noranda	Baby	43	27-Nov-00	26-Nov-06	26-Sep-06	$1,200.00	$0.00
Geoffroy	1020424	Aurora	Rouyn-Noranda	Baby	44	27-Nov-00	26-Nov-06	26-Sep-06	$1,200.00	$0.00
Geoffroy	1020425	Aurora	Rouyn-Noranda	Baby	44	27-Nov-00	26-Nov-06	26-Sep-06	$1,200.00	$0.00
Geoffroy	1020426	Aurora	Rouyn-Noranda	Baby	44	27-Nov-00	26-Nov-06	26-Sep-06	$1,200.00	$0.00
Geoffroy	1020427	Aurora	Rouyn-Noranda	Baby	44	27-Nov-00	26-Nov-06	26-Sep-06	$1,200.00	$0.00
Geoffroy	1020411	Aurora	Rouyn-Noranda	Baby	44	27-Nov-00	26-Nov-06	26-Sep-06	$1,200.00	$0.00

Project	Claim Number	Owner	Mining District	Township	Hectares	Recording Date	Expiry Date	Due Date	$ Due	$ Claim Bank
Geoffroy	1020410	Aurora	Rouyn-Noranda	Baby	44	27-Nov-00	26-Nov-06	26-Sep-06	$1,200.00	$0.00
Geoffroy	1020409	Aurora	Rouyn-Noranda	Baby	44	27-Nov-00	26-Nov-06	26-Sep-06	$1,200.00	$0.00
Geoffroy	1020408	Aurora	Rouyn-Noranda	Baby	44	27-Nov-00	26-Nov-06	26-Sep-06	$1,200.00	$0.00
Geoffroy	1020407	Aurora	Rouyn-Noranda	Baby	44	27-Nov-00	26-Nov-06	26-Sep-06	$1,200.00	$0.00
Geoffroy	1020406	Aurora	Rouyn-Noranda	Baby	43	27-Nov-00	26-Nov-06	26-Sep-06	$1,200.00	$0.00
Geoffroy	1020405	Aurora	Rouyn-Noranda	Baby	43	27-Nov-00	26-Nov-06	26-Sep-06	$1,200.00	$0.00
Geoffroy	1020404	Aurora	Rouyn-Noranda	Baby	43	27-Nov-00	26-Nov-06	26-Sep-06	$1,200.00	$0.00
Geoffroy	1020380	Aurora	Rouyn-Noranda	Baby	41	27-Nov-00	26-Nov-06	26-Sep-06	$1,200.00	$0.00
Geoffroy	1020381	Aurora	Rouyn-Noranda	Baby	41	27-Nov-00	26-Nov-06	26-Sep-06	$1,200.00	$0.00
Geoffroy	1020382	Aurora	Rouyn-Noranda	Baby	51	27-Nov-00	26-Nov-06	26-Sep-06	$1,200.00	$0.00
Geoffroy	1020383	Aurora	Rouyn-Noranda	Baby	37	27-Nov-00	26-Nov-06	26-Sep-06	$1,200.00	$0.00
Geoffroy	1020384	Aurora	Rouyn-Noranda	Baby	37	27-Nov-00	26-Nov-06	26-Sep-06	$1,200.00	$0.00
Geoffroy	1020385	Aurora	Rouyn-Noranda	Baby	37	27-Nov-00	26-Nov-06	26-Sep-06	$1,200.00	$0.00
Geoffroy	1020386	Aurora	Rouyn-Noranda	Baby	38	27-Nov-00	26-Nov-06	26-Sep-06	$1,200.00	$0.00
Geoffroy	1020387	Aurora	Rouyn-Noranda	Baby	41	27-Nov-00	26-Nov-06	26-Sep-06	$1,200.00	$0.00
Geoffroy	1020433	Aurora	Rouyn-Noranda	Baby	40	27-Nov-00	26-Nov-06	26-Sep-06	$1,200.00	$51.33
Geoffroy	1020432	Aurora	Rouyn-Noranda	Baby	41	27-Nov-00	26-Nov-06	26-Sep-06	$1,200.00	$51.32
Geoffroy	1020431	Aurora	Rouyn-Noranda	Baby	40	27-Nov-00	26-Nov-06	26-Sep-06	$1,200.00	$0.00
Geoffroy	1020430	Aurora	Rouyn-Noranda	Baby	40	27-Nov-00	26-Nov-06	26-Sep-06	$1,200.00	$0.00
Geoffroy	1020412	Aurora	Rouyn-Noranda	Baby	43	27-Nov-00	26-Nov-06	26-Sep-06	$1,200.00	$10,347.48
Geoffroy	1020413	Aurora	Rouyn-Noranda	Baby	43	27-Nov-00	26-Nov-06	26-Sep-06	$1,200.00	$10,347.48
Geoffroy	1020414	Aurora	Rouyn-Noranda	Baby	43	27-Nov-00	26-Nov-06	26-Sep-06	$1,200.00	$7,197.92
Geoffroy	1020415	Aurora	Rouyn-Noranda	Baby	43	27-Nov-00	26-Nov-06	26-Sep-06	$1,200.00	$0.00
Geoffroy	1020416	Aurora	Rouyn-Noranda	Baby	43	27-Nov-00	26-Nov-06	26-Sep-06	$1,200.00	$0.00
Geoffroy	1020417	Aurora	Rouyn-Noranda	Baby	44	27-Nov-00	26-Nov-06	26-Sep-06	$1,200.00	$0.00
Geoffroy	1020418	Aurora	Rouyn-Noranda	Baby	44	27-Nov-00	26-Nov-06	26-Sep-06	$1,200.00	$0.00
Geoffroy	1020419	Aurora	Rouyn-Noranda	Baby	44	27-Nov-00	26-Nov-06	26-Sep-06	$1,200.00	$0.00
Geoffroy	1020393	Aurora	Rouyn-Noranda	Baby	43	27-Nov-00	26-Nov-06	26-Sep-06	$1,200.00	$395.45
Geoffroy	1020394	Aurora	Rouyn-Noranda	Baby	43	27-Nov-00	26-Nov-06	26-Sep-06	$1,200.00	$395.45
Geoffroy	1020395	Aurora	Rouyn-Noranda	Baby	43	27-Nov-00	26-Nov-06	26-Sep-06	$1,200.00	$0.00
Geoffroy	1020396	Aurora	Rouyn-Noranda	Baby	43	27-Nov-00	26-Nov-06	26-Sep-06	$1,200.00	$0.00
Geoffroy	1020397	Aurora	Rouyn-Noranda	Baby	43	27-Nov-00	26-Nov-06	26-Sep-06	$1,200.00	$0.00
Geoffroy	1020398	Aurora	Rouyn-Noranda	Baby	43	27-Nov-00	26-Nov-06	26-Sep-06	$1,200.00	$0.00
Geoffroy	1020399	Aurora	Rouyn-Noranda	Baby	43	27-Nov-00	26-Nov-06	26-Sep-06	$1,200.00	$0.00

Project	Claim Number	Owner	Mining District	Township	Hectares	Recording Date	Expiry Date	Due Date	$ Due	$ Claim Bank
Geoffroy	1020400	Aurora	Rouyn-Noranda	Baby	43	27-Nov-00	26-Nov-06	26-Sep-06	$1,200.00	$0.00
Geoffroy	1020401	Aurora	Rouyn-Noranda	Baby	43	27-Nov-00	26-Nov-06	26-Sep-06	$1,200.00	$0.00
Geoffroy	1020402	Aurora	Rouyn-Noranda	Baby	43	27-Nov-00	26-Nov-06	26-Sep-06	$1,200.00	$0.00
Geoffroy	1020403	Aurora	Rouyn-Noranda	Baby	43	27-Nov-00	26-Nov-06	26-Sep-06	$1,200.00	$0.00
Geoffroy	1020379	Aurora	Rouyn-Noranda	Baby	41	27-Nov-00	26-Nov-06	26-Sep-06	$1,200.00	$0.00
Geoffroy	1020378	Aurora	Rouyn-Noranda	Baby	42	27-Nov-00	26-Nov-06	26-Sep-06	$1,200.00	$0.00
Geoffroy	1020377	Aurora	Rouyn-Noranda	Baby	42	27-Nov-00	26-Nov-06	26-Sep-06	$1,200.00	$0.00
Geoffroy	1020376	Aurora	Rouyn-Noranda	Baby	42	27-Nov-00	26-Nov-06	26-Sep-06	$1,200.00	$0.00
Geoffroy	1020375	Aurora	Rouyn-Noranda	Baby	42	27-Nov-00	26-Nov-06	26-Sep-06	$1,200.00	$0.00
Geoffroy	1020374	Aurora	Rouyn-Noranda	Baby	43	27-Nov-00	26-Nov-06	26-Sep-06	$1,200.00	$0.00
Geoffroy	1020368	Aurora	Rouyn-Noranda	Baby	42	27-Nov-00	26-Nov-06	26-Sep-06	$1,200.00	$0.00
Geoffroy	1020369	Aurora	Rouyn-Noranda	Baby	53	27-Nov-00	26-Nov-06	26-Sep-06	$1,200.00	$0.00
Geoffroy	1020370	Aurora	Rouyn-Noranda	Baby	122	27-Nov-00	26-Nov-06	26-Sep-06	$2,000.00	$0.00
Geoffroy	5259982	Aurora	Rouyn-Noranda	Baby	40	20-Dec-00	19-Dec-04	19-Oct-04	$1,200.00	$0.00
Geoffroy	5259983	Aurora	Rouyn-Noranda	Baby	40	20-Dec-00	19-Dec-04	19-Oct-04	$1,200.00	$0.00
Geoffroy	5259984	Aurora	Rouyn-Noranda	Baby	40	20-Dec-00	19-Dec-04	19-Oct-04	$1,200.00	$0.00
Geoffroy	5259985	Aurora	Rouyn-Noranda	Baby	40	20-Dec-00	19-Dec-04	19-Oct-04	$1,200.00	$0.00
Geoffroy	5259986	Aurora	Rouyn-Noranda	Baby	40	20-Dec-00	19-Dec-04	19-Oct-04	$1,200.00	$0.00
Geoffroy	5259987	Aurora	Rouyn-Noranda	Baby	40	20-Dec-00	19-Dec-04	19-Oct-04	$1,200.00	$0.00
Geoffroy	5259988	Aurora	Rouyn-Noranda	Baby	40	20-Dec-00	19-Dec-04	19-Oct-04	$1,200.00	$0.00
Geoffroy	5259989	Aurora	Rouyn-Noranda	Baby	40	20-Dec-00	19-Dec-04	19-Oct-04	$1,200.00	$0.00
Geoffroy	5259990	Aurora	Rouyn-Noranda	Baby	40	20-Dec-00	19-Dec-04	19-Oct-04	$1,200.00	$0.00
Geoffroy	5259991	Aurora	Rouyn-Noranda	Baby	40	20-Dec-00	19-Dec-04	19-Oct-04	$1,200.00	$0.00
Geoffroy	5259992	Aurora	Rouyn-Noranda	Baby	40	20-Dec-00	19-Dec-04	19-Oct-04	$1,200.00	$0.00
Geoffroy	5259993	Aurora	Rouyn-Noranda	Baby	40	20-Dec-00	19-Dec-04	19-Oct-04	$1,200.00	$0.00
Geoffroy	5259994	Aurora	Rouyn-Noranda	Baby	40	20-Dec-00	19-Dec-04	19-Oct-04	$1,200.00	$0.00
Geoffroy	5259995	Aurora	Rouyn-Noranda	Baby	40	20-Dec-00	19-Dec-04	19-Oct-04	$1,200.00	$0.00
Geoffroy	5259996	Aurora	Rouyn-Noranda	Baby	40	20-Dec-00	19-Dec-04	19-Oct-04	$1,200.00	$0.00
Geoffroy	5259997	Aurora	Rouyn-Noranda	Baby	40	20-Dec-00	19-Dec-06	19-Oct-06	$1,200.00	$0.00
Geoffroy	5259998	Aurora	Rouyn-Noranda	Baby	40	20-Dec-00	19-Dec-06	19-Oct-06	$1,200.00	$0.00
Geoffroy	5259999	Aurora	Rouyn-Noranda	Baby	40	20-Dec-00	19-Dec-06	19-Oct-06	$1,200.00	$8,778.98
Geoffroy	5260000	Aurora	Rouyn-Noranda	Baby	40	20-Dec-00	19-Dec-06	19-Oct-06	$1,200.00	$0.00
Geoffroy	5262001	Aurora	Rouyn-Noranda	Baby	40	20-Dec-00	19-Dec-06	19-Oct-06	$1,200.00	$0.00
Geoffroy	5262002	Aurora	Rouyn-Noranda	Baby	40	20-Dec-00	19-Dec-06	19-Oct-06	$1,200.00	$0.00

Project	Claim Number	Owner	Mining District	Township	Hectares	Recording Date	Expiry Date	Due Date	$ Due	$ Claim Bank
Geoffroy	5262003	Aurora	Rouyn-Noranda	Baby	40	20-Dec-00	19-Dec-06	19-Oct-06	$1,200.00	$0.00
Geoffroy	5262004	Aurora	Rouyn-Noranda	Baby	40	20-Dec-00	19-Dec-06	19-Oct-06	$1,200.00	$0.00
Geoffroy	5262005	Aurora	Rouyn-Noranda	Baby	40	20-Dec-00	19-Dec-06	19-Oct-06	$1,200.00	$0.00
Geoffroy	5262006	Aurora	Rouyn-Noranda	Baby	40	20-Dec-00	19-Dec-06	19-Oct-06	$1,200.00	$0.00
Geoffroy	5262007	Aurora	Rouyn-Noranda	Baby	40	20-Dec-00	19-Dec-06	19-Oct-06	$1,200.00	$0.00
Geoffroy	5262008	Aurora	Rouyn-Noranda	Baby	40	20-Dec-00	19-Dec-06	19-Oct-06	$1,200.00	$0.00
Geoffroy	5262009	Aurora	Rouyn-Noranda	Baby	40	20-Dec-00	19-Dec-06	19-Oct-06	$1,200.00	$0.00
Geoffroy	5262010	Aurora	Rouyn-Noranda	Baby	40	20-Dec-00	19-Dec-06	19-Oct-06	$1,200.00	$15,120.76
Geoffroy	5262011	Aurora	Rouyn-Noranda	Baby	40	20-Dec-00	19-Dec-06	19-Oct-06	$1,200.00	$0.00
Geoffroy	5262012	Aurora	Rouyn-Noranda	Baby	40	20-Dec-00	19-Dec-06	19-Oct-06	$1,200.00	$0.00
Geoffroy	5262013	Aurora	Rouyn-Noranda	Baby	40	20-Dec-00	19-Dec-06	19-Oct-06	$1,200.00	$0.00
Geoffroy	5262014	Aurora	Rouyn-Noranda	Baby	40	20-Dec-00	19-Dec-06	19-Oct-06	$1,200.00	$0.00
Geoffroy	5262015	Aurora	Rouyn-Noranda	Baby	40	20-Dec-00	19-Dec-06	19-Oct-06	$1,200.00	$0.00
Geoffroy	5262016	Aurora	Rouyn-Noranda	Baby	40	20-Dec-00	19-Dec-04	19-Oct-04	$1,200.00	$0.00
Geoffroy	5262017	Aurora	Rouyn-Noranda	Baby	40	20-Dec-00	19-Dec-04	19-Oct-04	$1,200.00	$0.00
Geoffroy	5262018	Aurora	Rouyn-Noranda	Baby	40	20-Dec-00	19-Dec-06	19-Oct-06	$1,200.00	$0.00
Geoffroy	5262019	Aurora	Rouyn-Noranda	Baby	40	20-Dec-00	19-Dec-06	19-Oct-06	$1,200.00	$0.00
Geoffroy	5262020	Aurora	Rouyn-Noranda	Baby	40	20-Dec-00	19-Dec-06	19-Oct-06	$1,200.00	$0.00
Geoffroy	1001722	Aurora	Rouyn-Noranda	Baby	43	13-Feb-01	12-Feb-07	12-Dec-06	$1,200.00	$0.00
Geoffroy	1001723	Aurora	Rouyn-Noranda	Baby	43	13-Feb-01	12-Feb-07	12-Dec-06	$1,200.00	$0.00
Geoffroy	1001724	Aurora	Rouyn-Noranda	Baby	43	13-Feb-01	12-Feb-07	12-Dec-06	$1,200.00	$0.00
Geoffroy	1001725	Aurora	Rouyn-Noranda	Baby	43	13-Feb-01	12-Feb-07	12-Dec-06	$1,200.00	$0.00

TECHNICAL REPORT

NI 43-101 F1

FOR

AURORA PLATINUM CORP.

ON THE

FALCONBRIDGE - AURORA OPTION / JOINT VENTURE FOOTWALL AND FOY PROPERTIES

SUDBURY, ONTARIO

L.D.S. Winter, P. Geo.

February 4, 2003

TABLE OF CONTENTS

LIST OF FIGURES

LIST OF TABLES

APPENDICES

1. SUMMARY (Item 3)

The Footwall Project is at the exploration stage, with Falconbridge Ltd. (Falconbridge) being the operator. It is located in the South Range of the Sudbury Intrusive Complex (SIC) and encompasses the footwall contact in the area where the past producing Falconbridge and Falconbridge East Mines, the Cryderman deposits and the adjacent producing Garson Mine of Inco Limited are located. Aurora has an option to earn a 60% interest in the Footwall and Foy Properties by spending $6 million collectively in exploration by August 28, 2003.

The Foy Project is also an exploration stage property located in the North Range of the SIC with Aurora Platinum Corp. (Aurora) being the operator. Since 2000, Aurora has identified three zones - the Nickel Lake, Wisner and Crazy Creek Zones of nickel-copper-platinum group metal (Ni-Cu-PGM) mineralization associated with the Foy Offset dyke and within the Option / Joint Venture Property.

The main focus of exploration on the Sudbury Area properties is magmatic nickel-copper-platinum group metal (Ni-Cu-PGM) sulphide deposits typical of the Sudbury Mining Camp that has produced ore for over 100 years. The Sudbury Basin is host to a variety of deposit types closely associated with the Sudbury Igneous Complex (SIC), a layered igneous complex, with associated radial and concentric "offset" dykes of quartz-diorite composition. The layered SIC ranges in composition from norite at its base through gabbro to a granophyric cap. Nickel-copper ore bodies are generally found at the lower contact of the SIC or associated with offset dykes, as fault-related deposits and footwall deposits. Mineralization generally occurs as semi-massive and massive sulphide deposits of pyrrhotite, pentlandite, chalcopyrite and titanium-poor magnetite.

During the first Quarter of 2002, work on the Footwall Property focused on evaluating the SIC between the Inco-Garson mine to the west and the Falconbridge mine. The program consisting of UTEM geophysical surveys and diamond drilling. Three holes were drilled in this area, however, no mineralization of economic significance was intersected.

In the area between the Falconbridge and the East mines, hole F-301 was drilled to a depth of 1,200 m in norite. From 999.6 m to 1,021.0 m, a 21.4 m interval of variably sheared sublayer was weakly mineralized. In addition, a moderate near offhole UTEM response centred at approximately 950 m down-hole was registered.

Mr. D.L. Owen, P. Eng., prepared a complete compilation and estimate of total tonnages and grades of remnant mineralization remaining in the old Falconbridge and East mines and within the Option / Joint Venture Property at the time of closure of the Falconbridge and East mines in 1984 and 1990 respectively. This review has indicated a total mineral inventory of 1,649,800 tons at 1.50% Ni, 0.92% Cu and 0.065% Co in the Proven category and 789,000 tons at 1.26% Ni, 0,75% Cu and 0.056% Co in the Possible category [1990 Falconbridge Ore Reserve Book with categories as at the time of mine closure(s)].

In the eastern part of the Property, contact-type mineralization in the adjoining Inco ground to the north projects down-plunge into the Footwall Project ground and offers exploration potential (Cryderman Central and Cryderman East mineralization). An exploration drill hole put down in this area in 2001 by the Option / Joint Venture detected a strong borehole UTEM geophysical anomaly which was considered to reflect the down-dip extension of the Cryderman East mineralization on the Option / Joint Venture ground.

Compilation work by Mr. D.L. Owen, P. Eng., also indicated that exploration drifts on the 6,000 and 6,400 levels of the Falconbridge East mine (within the Option / Joint Venture ground) intersected the projected down-dip extension of the Cryderman central mineralized zone and was in copper-nickel mineralization for 137 feet and across a 6.7 foot true width. The zone averaged 1.56% Ni and 0.67% Cu and is open to the east and both up and down-dip.

Both the Falconbridge and Falconbridge East mine mineralization are considered to be open at depth within the Option / Joint Venture ground based on compilation work by Aurora. Previous drilling by Falconbridge below the East mine workings (6,400 level) confirmed the continuation of the mineralization for an additional 300 feet and the deposit is considered to remain open. Drill intersections below the

6,400 level suggest that the mineralization is strengthening in grade with the thickness greater than the mine average during previous operations.

Historical underground exploration drilling records also report high-grade copper intersections in footwall rock south of the contact and within the Option / Joint Venture ground. These may represent remobilized footwall or contact mineralization and additional drilling will be required to further evaluate the potential for footwall-type mineralization in this area.

It is considered that there is excellent potential for the outlining of Ni-Cu mineralization of economic interest at depth within the Option / Joint Venture Property. The technical committee for the Footwall Option / Joint Venture has been considering various program proposals and budgets for 2003, however, to date no program or budget has been finalized.

At the Foy Property, previous work by Inco Limited to the southeast (WD-150 claim) and current work by Aurora have indicated a section of the Foy Offset Dyke that is mineralized over a length of about 2 km. This mineralized section extends from Inco's WD-150 Ni-Cu sulphides deposit in the southeast, through the Aurora discoveries on the northeast and north sides of Nickel Lake to the mineralization further west-northwest at Foster Lake.

It is considered that the results to date indicate that further drilling is required to fully evaluate this section of the Offset Dyke and to advance known zones of mineralization to the development stage. A program of geophysical work and drilling has been proposed by the operators (Aurora) with a budget of $931,000.

2. INTRODUCTION AND TERMS OF REFERENCE (Items 4 & 5)

The writer has been requested by Aurora Platinum Corp. (Aurora) to provide a summary of exploration results to date on the Footwall and Foy Projects. This report has been prepared for the purposes of filing an Annual Information Form 44-101F1 (AIF) for Aurora Platinum Corp., a publicly-traded mineral resource company listed on the TSX Venture Exchange in Toronto, Ontario, Canada. The Footwall Project is being managed by Falconbridge with only compilation work being carried out over the last 4 months so the property was not visited. Information on the Footwall Project has been obtained from the Sudbury office of Aurora as well as from publicly available information. Falconbridge is operator of the Project and has conducted the exploration work from July 2000 to the present. Information on the Footwall Project is contained in Quarterly Summary Reports of Activities submitted to Aurora by Falconbridge Limited, the operator of the Project.

The author visited the Foy Property in 2000, 2001, 2002 and most recently on January 29, 2003. Information on the Foy Project has been obtained from the Sudbury office of Aurora as well as publicly available information. Aurora is operator of the Project and has conducted the exploration work from July 2000 to the present.

The author has relied on the technical information provided by these sources but does not take any responsibility for legal, environmental, political or other non-technical issues related to this report.

3. PROPERTY DESCRIPTION AND LOCATION (Item 6)

3.1 LOCATION

The Footwall Property is approximately 15 km east-northeast of Sudbury within Falconbridge and Garson townships (Figure 1). The western end of the property is located at latitude 46° 35'N, longitude 80° 50'W in NTS Map sheet 41 I/10.

The Foy Property is approximately 30 km north-northwest of Sudbury within parts of Bowell, Foy, Tyrone and Harty townships (Figure 1). The center of the property is located at latitude 46° 45'N, longitude 81° 14'W, in NTS map sheet 41 I/14.

3.2 CLAIM OWNERSHIP AND STATUS

The Footwall Property (Figure 2) is comprised of 1,601 ha of patented mining claims held 100% by Falconbridge.

Appendix 1 lists the patented claims which comprise the Footwall Property. Note that Aurora's interest in the Footwall Property is mining rights only and, to the extent known, should avoid any potential environmental liability due to previous mining activity. Falconbridge retains the surface rights to the Footwall Property.

The Falconbridge - Aurora Option / Joint Venture, Foy Property, (Figure 2) is comprised of 2,042 ha of mining lands. Falconbridge Limited of Toronto, Ontario, Canada has a 100% interest in 1,413 ha held under patented mining claims (1,036 ha), 21-year mining leases (361 ha) and one staked (unpatented) mining claim (16 ha). Falconbridge has a 50% beneficial interest in the remaining 628 ha of patented mining claims, the remaining 50% interest being held by Inco on the "Canhorn" ground.

Appendix 1 also lists the patented claims, unpatented claims and mining leases with property descriptions which comprise the Foy Property.

3.3 NATURE OF COMPANY'S INTEREST

Under a letter agreement dated June 7, 2000 which was formalized by an option and joint venture agreement (the "Falconbridge Agreement") dated August 28, 2000 between Aurora Platinum of Vancouver, British Columbia, Canada and Falconbridge Limited, Falconbridge granted Aurora an option to earn at 60% undivided interest in the Falconbridge Properties by expending a total of $6,000,000 on exploration over three years, of which $1,000,000 is to be incurred in the first year, $2,000,000 in the second year and $3,000,000 in the third year. Aurora has the right to accelerate expenditures to exercise the option sooner. If Aurora fails to make the expenditures, it

may pay the difference to Falconbridge within 45 days of the end of the period required for making the expenditures. Aurora is the operator of the Foy Property during the option period. Expenditures made by Falconbridge, as operator of the Footwall Property during the option period, which exceed the expenditures contemplated by the program by more than 10% will be funded solely by Falconbridge. Falconbridge and Aurora must agree on exploration programs and budgets for the Falconbridge Properties.

Upon Aurora earning a 60% interest, a joint venture will be formed between the parties. If the results of exploration warrant further development and exploration, the parties may enter into a development and operating agreement. If either party becomes the owner of a 100% interest in the Falconbridge Properties, the 100% owner shall pay to the other party a 5% net proceeds of production royalty from commercial production. Each party has right of first refusal to acquire the other party's interest. The joint venture will provide that Aurora and Falconbridge must contribute to exploration and development costs on a pro rata basis. In addition, Falconbridge will have the option, provided that Falconbridge has at least a 40% interest in the Falconbridge Properties, to increase its working interest in any specific project by 10% by funding a feasibility study and will have the option, provided that Falconbridge has at least a 50% interest in the Property upon commencement of the construction stage, to earn an additional 20% in the specific project by providing 100% of the funds required to place a deposit into production. Falconbridge will then be entitled to recover 100% of mine construction costs from 90% of net cash flow from a mine. The remaining 10% shall be shared, 70% by Falconbridge and 30% by Aurora.

Within the three-year option period, Falconbridge has the right to purchase (the "Falconbridge Share Option") by way of private placement up to 500,000 common shares of Aurora at a price equal to the closing price of the shares of Aurora for the 10 trading days prior to Falconbridge's notice to purchase the shares.

4. ITEMS 7 THROUGH 11

The information contained in Items 7 through 11;

- Item 7: Accessibility, Climate, Local Resources, Infrastructure and Physiography
- Item 8: History
- Item 9: Regional Geological Setting and Property Geology
- Item 10: Exploration Model
- Item 11: Mineralization

has already been presented in the Technical Report entitled, "Technical Report, Falconbridge Option Properties, Foy and Footwall, Sudbury, Ontario, NI 43-101F1 dated May 15, 2002 and filed on SEDAR. The interested reader is referred to the earlier report for the information contained in these sections.

5. DRILLING AND EXPLORATION RESULTS (Items 12 & 13)

5.1 *FOOTWALL PROPERTY*

Exploration work carried out by Falconbridge Ltd. as operator of the Footwall Project in 2002, consisted mainly of diamond drilling and borehole UTEM surveys. A total of six holes were completed with one hole in progress at year end for a total of 4880 m. Fourteen drill holes were surveyed with the BH UTEM System.

During the first Quarter of 2002 work on the Footwall Property focused on evaluating the Sudbury Intrusive Contact (SIC) between the Inco-Garson mine to the west and the Falconbridge mine. The program consisted of UTEM geophysical surveys and diamond drilling. The second area under exploration during this time period was the SIC contact between the Falconbridge and East mines at a depth in the order of 1,000 m (Figure 4).

On the western property boundary (within the Inco-Garson mine) where the SIC contact is intersected by the Garson Fault hole G-29 was drilled to a depth of 1,505 m in norite. No appreciable sulphide mineralization or conductive material was detected. However, there is an apparent shear repetition of the SIC contact with a 40.4 m layer of sub-layer at 583.5 m and sheared norite at 1,059 m.

Also in the western part of the property, 9 historical drill holes were searched for, cleaned out and gyroscopically surveyed after which the holes were surveyed by the UTEM borehole technique. A moderate near offhole UTEM response was obtained in G-13 at approximately 300 m depth. No significant conductors in 6 additional holes were obtained. Two holes were not surveyed and one hole was not located.

In the area between the Falconbridge and East mines, hole F-301 was drilled to a depth of 1,200 m in norite. From 999.6 m to 1021.0 m, a 21.4 m interval of variably sheared sub-layer was weakly mineralized (0.50% Ni and 0.43% Cu including 0.70% Ni and 0.4% Cu across 4.8 m at the SIC contact). In addition, a moderate near - offhole UTEM response centred at approximately 950 m downhole was also registered.

No further exploration activity on the Footwall Property occurred during the second Quarter with the main activity being towards evaluation of the earlier drilling and the UTEM surveys.

In the third Quarter, hole G-30 was drilled to a depth of 450 m to test the UTEM anomaly logged from the resurvey of G-13 in the western part of the property. No significant mineralization was intersected at the footwall-quartz norite contact at 331 m. At approximately 320 m downhole and to the east of the hole, a UTEM conductive zone was indicated.

A second hole, G-31, was drilled to test the UTEM anomaly indicated in G-13 and G-30 at 320 m downhole depth and on the SIC contact. No mineralization of economic significance was encountered in this hole (0.43% Ni across 0.35 m at the SIC contact). Hole G-31 was completed to a depth of 450 m.

A detailed survey of the Option / Joint Venture Property boundary across the north of the property plus local geology baselines and Inco drill collars adjacent to the Cryderman East deposits was carried out. The purpose of this work was to have a corrected and agreed upon position for all property boundaries, baselines and drill collars for the three-dimensional compilation and geological interpretation.

Mr. D.L. Owen, P. Eng., prepared a complete compilation and estimate of total tonnages and grades of remnant mineralization remaining in the old Falconbridge and East mines and within the Option / Joint Venture Property at the time of closure. The reported tonnages are summarized in Table 1.

TABLE 1
REMNANT MINERALIZATION - FALCONBRIDGE AND EAST MINES
ESTIMATED TONNAGES AND GRADE

Falconbridge Mine				East Mine			
	Proven				Proven		
Tons	% Ni	% Cu	% Co	Tons	% Ni	% Cu	% Co
1,319,100	1.56	0.91	0.067	330,700	1.27	0.94	0.058

TOTAL PROVEN-FALCO & EAST: 1,649,800 tons, 1.50% Ni, 0.90% Cu, 0.065% Co

Falconbridge Mine				East Mine			
	Possible				Possible		
411,500	1.32	0.65	0.057	161,100	0.97	0.84	0.045
				216,400	1.35	0.86	0.062

TOTAL POSSIBLE-FALCO & EAST: 789,000 tons, 1.26% Ni, 0.75% Cu, 0.056% Co

	NIR (Not in Reserves)		
224,600	1.20	0.82	0.055

TOTAL POSSIBLE AND NIR-FALCO & EAST: 1,013,600 tons, 1.24% Ni, 0.76% Cu, 0.056% Co

These tonnages have been identified from the Falconbridge Mine and the Falconbridge East Mine records and represent tonnages from active stopes and various reserve categories used at the time of mine closure. Possible reserves include:

"mineralization for which quantitative estimates are based on widely-spaced diamond drill intersections and where continuity is assumed from reasonable geological indications". The NIR category (Not In Reserve) includes: "formerly reserve blocks in either the Proven, Probable or Possible categories, which have been withdrawn from the reserves for economic reasons or for mine-planned support pillars due to anticipated ground stability problems. These reserves may or may not be recoverable".

In the eastern part of the Property, contact-type mineralization on the adjoining Inco ground to the north (Cryderman Central and Cryderman East properties) projects (down-plunge) into the Footwall Project ground and offers exploration potential. A 1,500 m exploration drill hole put down in this area, during the option in 2001, detected a strong borehole UTEM geophysical anomaly considered to reflect the down-dip extension of the Cryderman East mineralization in the optioned ground. A second off-hole BHUTEM geophysical anomaly identified an additional target south of the Cryderman mineralization (Figure 5).

In addition, compilation work by Mr. D.L. Owen, P. Eng., has indicated that exploration drifts on the 6000 and 6400 levels of the Falconbridge East mine (on optioned ground), intersected the projected down-dip extension of the Cryderman Central mineralized zone and cut 1.56% Ni + 0.67% Cu and 6.7 feet (true thickness) for an intersection length of 137 feet. This average is based on panel samples taken at the drift face of each round. The zone is considered to be open to the east and up and down-dip.

Both the Falconbridge and Falconbridge East mine mineralization are considered to be open at depth within optioned ground based on the compilation work by Aurora. Deep drilling in the footwall of these two mineralized zones during the option defined a strong borehole UTEM geophysical anomaly along the 3,900 feet of contact tested, supporting the down-dip continuation of the contact mineralization. In addition, previous drilling by the operator below the East mine workings (6400 level) confirmed the continuation of the mineralization for an additional 300 feet and the deposit is considered to remain open. Drill intersections below the 6400 level suggest that the mineralization is strengthening in grade with the thickness greater than mine average (Table 2).

TABLE 2
HISTORIC DRILL INTERCEPTS, EAST MINE, BELOW THE 6400 LEVEL (1,950 M)

Hole No.	Core Interval (feet)	% Nickel	% Copper
F-78	143.3	2.37	0.78
F-132	31.6	2.60	1.31
F-133	12.5	1.68	1.16
F-135	22.3	1.94	1.08
F-135	46.9	1.91	1.41
F-136	26.0	1.45	1.11
F-137	6.6	1.20	0.23

Historical underground exploration drilling records also report high-grade copper intersections within shears in the footwall rocks south of the contact ore and within the optioned ground. These may represent remobilized footwall or contact mineralization. Additional drilling will be required to further evaluate the footwall contact area.

On December 2, 2002 hole F-306 was collared 100 m east of the Falconbridge - Inco property line and is being drilled at -90° with an anticipated depth between 1,300 m and 1,500 m. The hole was stopped on December 16 at approximately 500 m for the Christmas break and drilling resumed in the New Year and as of January 31, the hole was at a depth of 964 m. The purpose of hole F-306 is to intersect the Cryderman East zone as it plunges onto the Falconbridge - Aurora Joint Venture ground at a depth in the order of 1,200 m (Figures 4 and 5).

5.2 FOY PROPERTY

Mineralization occurs as zones, lenses and veins of massive and semi-massive sulphide minerals, mainly pyrrhotite, pentlandite and chalcopyrite in localized areas of the Foy Offset dyke. The Wisner Zone is a one-kilometre section of the Foy Offset dyke containing anomalous sulphide mineralization in outcrop, primarily on the upper surface of country rock protrusions within the hangingwall of the Offset dyke. A similar relationship exists in the Nickel Lake zone, which was discovered by drilling of an electromagnetic conductor at depth, down-dip from the Inco Limited WD 150 deposit. Small, surface gossans (10 m by 10 m area) in the WD-38 zone consist of inclusion quartz diorite with a sulphide matrix in sublayer rocks at the contact with late granite breccia.

The Foy Property covers most of the Foy Offset, however, it also contains the volume of rock lying below Nickel Lake which in turn is surrounded by the Aurora - Inco Nickel Lake Option / Joint Venture. As a result, most of the drill holes penetrate both the Foy Property (Falconbridge Option / Joint Venture) beneath Nickel Lake and the surrounding Aurora - Inco Nickel Lake Joint Venture. The location of the drill holes at Nickel Lake is shown in Figure 6 as well as the surface trace of the Foy Offset dyke in this region. Table 3 is a list of the drill holes completed in this area in 2002.

Drill hole NI-03-03 was an up-wedge from the 323 m mark of NI-03-02 which intersected its target area 30 m above the intersection in NI-03-02, however, no mineralization was intersected in NI-03-03.

Drill holes NI-05 and NI-08 were collared on the Nickel Lake (Inco) Option / Joint Venture ground for the purpose of testing targets below Nickel Lake (Claim 5622 SWS). No mineralization of economic significance was intersected in NI-08, however, NI-05 intersected 1.89 m of semi-massive inclusion bearing sulphides from 445.47 m to 447.36 m averaging 1.43% Ni, 0.27% Cu and 417 ppb Pt + Pd, approximately 50 m northwest of the NI-03 / NI-04 section (Figure 7).

TABLE 3

FALCONBRIDGE - AURORA JOINT VENTURE FOY PROPERTY 2002 DRILLING

DDH	AZIMUTH (degrees)	INCLINATION (degrees)	TOTAL LENGTH (metres)	LENGTH WITHIN FOY JV (metres)	Comments
NI-03-03	29.70	-47.90	626.00	323.50-485.56 (163.06)	Borehole designed to probe upper sector of modeled BHUTEM plate and to test upward extension of massive sulphide zone developed along mega-inclusion intersected along NI-03 / NI-04 drill section.
NI-05	229.90	-80.98	534.00	234.90-534.00 (299.10)	Borehole designed to test the NW extension of modeled BHUTEM 4 plate/sulphide zone, approx. 50 m NW of the NI-03 / NI-04 drill section.
NI-06	211.30	-76.08	578.00	553.49-578.00 (24.51)	Borehole designed to test the SE extension of modeled BHUTEM 4 plate/sulphide zone, approx. 50 m SE of the NI-03 / NI-04 drill section.
NI-07	240.59	-84.18	783.28	762.87-783.28 (20.41)	Borehole was designed to probe for NW extension of Nickel Lake sulphide zone at a target depth of approx. 450 m proximate to hangingwall of Offset dyke and to serve as deep platform for BHUTEM surveying.
NI-08	212.63	-58.27	459.00	113.23-459.00 (345.77)	Borehole designed to test an off-hole TDEM conductor detected in DDH #NI 02 at a downhole depth of approx. 225 m and to probe the Offset Dyke's footwall at depth.
NI-16	157.00	-75.00	669.00	455.00-669.00 (214.00)	To test a modelled, off-hole BHUTEM conductor detected at 156 m vertical depth in DDH #NI-12. The borehole is designed to test the plate at 300 m vertical depth, approx. mid-way down it's dip extent and 75 m from it's NE extremity.
NI-17	157.0	-73.00	693.00	448.00-693.00 (245.00)	Borehole designed to test the off-hole BHUTEM anomaly detected in DDH # NI-12 and to probe the hangingwall of the Offset at depth (approx. 300 m vertical) below the massive sulphides intersected in the upper portion of DDH # NI-02.
		TOTAL	4342.28	1311.85	

NI-06 was a 50 m stepout from the NI-03 / NI-04 section (Figure 7) and intersected 7.50 m of semi-massive sulphides between 442.34 m and 449.84 m, averaging 0.91% Ni, 0.28% Cu approximately 50 m southeast of the NI-03 / NI-04 section. A shorter 3.07 m section from 442.34 to 445.41 m assayed 1.79% Ni and 0.27% Cu.

No mineralization of economic significance was intersected in holes NI-07, NI-16 and NI-17.

In addition to the drilling carried out at Nickel Lake, all of the available historical exploration and drilling information for the Foy Joint Venture Properties was compiled.

6. ADJACENT PROPERTIES AND MINERAL BELTS (Item 17)

The Sudbury Mining Camp is one of the most prolific geological environments for economic occurrences of magmatic Ni-Cu-PGM's in the world. The Ni-Cu-PGM orebodies at Sudbury are considered to constitute the largest known concentration of Ni-Cu sulphides on Earth (Figure 1). Total reserves and production are estimated at about 1.6 billion tonnes of ore. Production to date is in excess of 8.4 million tonnes of nickel metal and 8.3 million tonnes of copper metal (Naldrett, 1994).

As such, there are numerous adjacent properties in the Sudbury Mining Camp that are in production, have been in production in the past or are prospective. There is ample literature and statistical data that corroborates the production, resources, reserves and exploration history of the Sudbury Mining district as references in this report.

The most important adjacent mines to the Footwall property are Falconbridge's past-producing Falconbridge and East mines and Inco's Cryderman Main, Cryderman Central and Cryderman East deposits, which have excellent potential to plunge at depth on to the Footwall property. Immediately to the west of the Footwall property, Inco's Garson mine, 500 m west of the western boundary of the property, is currently in production at an annual rate in 1998 of 619,056 tonnes grading 1.86% nickel

and 1.21% copper (Meyer et al., 2000). The Garson Fault is projected onto the Footwall property from this fault-related deposit.

7. QUALITY ASSURANCE AND CONTROLS (Items 14, 15 & 16)

7.1 SAMPLING METHODOLOGY AND RELIABILITY (Item 14)

For the Footwall project drilling program, Falconbridge reports that the sampled core is sawn in half, with one-half of the core submitted to Lakefield Research for analysis and the other half retained for comparative purposes.

For the Foy Project drilling program, all of the drill core is sawn in half with a diamond saw. Half of the drill core is sampled in one-metre intervals for disseminated mineralization and one-half metre intervals for massive mineralization. The remaining half of the core is stored in a secure location at the Company's exploration office, 1988 The Kingsway, Sudbury, ON.

Lithogeochemical samples taken by Aurora are panel samples or channel samples collected during mapping and prospecting to be representative of an outcrop. Channel samples are cut with a diamond saw in trenching programs.

7.2 SAMPLE PREPARATION, ANALYTICAL PROCEDURES AND SECURITY (Item 15)

ANALYTICAL PROCEDURES

Falconbridge reports that all samples are analyzed for Ni, Cu, Pt, Pd, Au, Ag, Co and S, with a few selected samples analyzed for Pb and Zn. Samples are crushed and pulverized by Lakefield, with reject material retained at Lakefield for 90 days, then returned for long-term storage at Falconbridge Limited.

On the Foy project, samples are dried, crushed and approximately 250 grams are pulverized to pass 75 microns at ALS Chemex's preparation facility in

Mississauga, Ontario. Pulps are shipped to their laboratory in Vancouver, B.C. for analyses. Gold, platinum and palladium are analyzed by fire assay with an ICP finish. A gravimetric assay is done for gold values greater than 1000 ppb. Silver, copper, nickel and cobalt are initially digested in a partial extraction by aqua regia digestion and analyzed by atomic absorption. For values greater than 10,000 ppm a total digestion with atomic absorption finish is undertaken.

SUMMARY OF QUALITY CONTROL PROCEDURES

Falconbridge utilizes Lakefield Research, a laboratory that is accredited to the ISO/IEC Guide 25 Standard for Specific Registered Tests. Falconbridge has not commented on its security procedures and handling of the sample material nor has Falconbridge reported on its quality control procedures.

Aurora has implemented a quality control program to ensure best practice in the sampling and analysis of the drill core. The drill core and lithogeochemical samples are transported in security-sealed bags for preparation at ALS Chemex in Mississauga, Ontario. This ISO 9001: 2000 registered laboratory is actively pursuing ISO 17025 certification under CAN-P-1579 "Guidelines for Accreditation of Mineral Analysis Testing Laboratories". In addition to the laboratory's internal analysis of accuracy and precision, Aurora submits standards for analysis of accuracy of the results.

Sample duplicates are taken in all Aurora drill programs with a duplicate being taken every 40th sample. Also randomly selected pulps are selected and sent to a second certified lab for analysis. Approximately 5% of all samples are checked in this fashion.

7.3 DATA CORROBORATION STATEMENT (Item 16)

The author has not visited the Footwall Project site, however, Falconbridge is the operator and the program is being operated within their technical standards. Falconbridge is using reputable, certified labs for their analysis. As the project advances to a resource development stage, the quality control procedures may need to be reviewed with Falconbridge.

The author has not visited the Footwall Property and has not corroborated the data presented by Falconbridge and relies on the fact that, as a producing company, Falconbridge has implemented the highest standards of best practice in exploration and reporting of results.

The author visited the Foy Project site most recently on January 29, 2003 and was satisfied that the geological controls, accuracy of surveying of drill collars and downhole orientation, the sampling methods and procedures and the chain of custody met with the highest standards of best practice. Aurora is using reputable, certified labs for their analysis. The analytical methods used for this project meets with industry standards.

In the author's opinion, adequate quality control procedures are in place for the stage of the project. Aurora has previously utilized independent standards to check for accuracy of the lab results and to check for any contamination of results in the Foy drill program. As the project advances to a resource development stage, further quality control procedures may be required and can be reviewed at that time.

In the opinion of the author, the computerized data management system utilized by Aurora is of the highest standards. The information is well organized, is backed up on a regular basis and produces high quality geological logs, sections and three-dimensional drawings.

8. MINERAL PROCESSING AND METALLURGICAL TESTING (Item 18)

The mineralization encountered in exploration of both the Footwall Property and the Foy Property is typical of Sudbury District copper-nickel ores and as such, should not pose any processing or metallurgical risks. However, there have been no mineral processing or metallurgical tests completed at the current stage of this project.

9. MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES (Item 19)

There are no reserves or resources estimated for the property consistent with current CIM Standards and NI 43-101 requirements. A mineral inventory of historical remnant mineralization remaining in the Falconbridge and East Mines at the time of closure in 1984 and 1990 respectively is reported in Section 9 (Table 1).

No mineral reserves or resources have been defined on the Foy Option / Joint Venture Property.

10. OTHER DATA, ADDITIONAL REQUIREMENTS AND ILLUSTRATIONS (Items 20, 25 & 26)

Items 20 and 25 are irrelevant and illustrations (Item 26) are included at the end of the report.

11. CONCLUSION AND RECOMMENDATIONS (Items 21 & 22)

11.1 *FOOTWALL PROPERTY*

The area west of the Falconbridge Mine to the west property boundary with the Garson Mine (Inco) has been further evaluated with additional borehole UTEM surveys and the drilling of three holes G-29, G-30 and G-31. No results of economic significance were obtained.

Between the Falconbridge and East Mines, hole F-301 was drilled to a depth of 1,200 m in norite with a weakly mineralized zone in variably sheared sublayer being intersected between 999.6 m and 1,021.0 m (21.4 m). A borehole UTEM survey indicated a moderate near-offhole response centred at a depth of approximately 950 m.

Drill hole F-306 was collared on December 2, 2002 and before the Christmas break was drilled to a depth of approximately 500 m. The hole was resumed

in January and as of January 31, 2003 was at depth of 964 m in footwall units. The hole is projected to go to a depth of approximately 1,500 m. The target is the down-plunge projection of the Cryderman East Ni-Cu sulphide zone onto the Option / Joint Venture ground (Figures 4 and 5).

A review of the remnant mineralization on the Option / Joint Venture Property within the past-producing Falconbridge and East Mines was prepared and indicated a total mineral inventory of 1,649,800 tons at 1.50% Ni, 0.92% Cu and 0.065% Co in the Proven category and 789,000 tons at 1.26% Ni, 0.75% Cu and 0.056% Co in the Possible category [1990 Falconbridge Ore Reserve Book with categories as at the time of mine closure(s)].

Currently preliminary engineering studies relative to the challenges of deep mining in Sudbury and potential engineering problems to be encountered during any rehabilitation and production from the Falconbridge and East Mines have started.

A review of the Falconbridge and East Mine areas as well as their projections at depth and the projection of the Cryderman zones onto the Option / Joint Venture ground are currently in progress. Identified targets within these areas will be the basis for additional drilling in 2003 by the Option / Joint Venture.

The technical committee for the Footwall Option / Joint Venture has been considering various program proposals and budgets for 2003, however, no program or budget had been finalized at the time of writing.

11.2 FOY PROPERTY

Previous work by Inco Limited to the southeast and current work by Aurora in the Nickel Lake Property and the Falconbridge Option / Joint Venture Foy Property have indicated a section of the Foy Offset Dyke that is mineralized over a length of about 2 km. This mineralized section extends from Inco's WD-150 Ni-Cu sulphide deposit in the southeast, through the Aurora discoveries on the northeast and north sides of Nickel Lake to the mineralization further west-northwest at Foster Lake.

The Aurora discovery of offset-dyke type Ni-Cu sulphide mineralization in the Nickel Lake Zone appears to be concentrated on the hangingwall of the Foy Offset Dyke. The sulphide mineralization is interpreted to occur associated with protrusions or ledges of granitoid country rock projecting into the hangingwall of the dyke. Drilling to date has indicated the presence of a zone or zones of massive to semi-massive mineralization that lie in part within the Foy Option / Joint Venture beneath Nickel Lake.

Compilation of all historical data for all the Option / Joint Venture Properties along the dyke has now been completed and indicates additional areas for evaluation.

To continue the evaluation of the Foy Option / Joint Venture Property and in particular the Nickel Lake Zone, a $931,000 program is recommended (Table 4).

TABLE 4

FALCONBRIDGE - AURORA OPTION / JOINT VENTURE, FOY PROPERTY

PROPOSED PROGRAM AND BUDGET, 2003

1.	Line-cutting: 125 line-km @ $320/line-km		$ 40,000
	Foy Main & Canhorn Property	75 line-km	
	NW Foy Property	30 line-km	
	Roland Lake Property	20 line-km	
2.	Borehole UTEM Surveys		32,000
	4 holes @ $8,000/hole		
3.	Surface UTEM Surveys: 125 line-km @ $1,500/line-km		187,500
	Foy Main & Canhorn Property	75 line-km	
	NW Foy Property	30 line-km	
	Roland Lake Property	20 line-km	
4.	Diamond Drilling: 6,900 m @ $85/m all inclusive		586,500
	Foy Main/Canhorn Property	5,300 m	
	NW Foy Property	800 m	
	Roland Lake Property	800 m	

NOTE: $85 per metre is all inclusive price and includes drilling, supervision, logging, sampling, analyses, etc.

Sub-Total	$ 846,000
10% Contingency	85,000
TOTAL	$ 931,000

L.D.S. Winter, P. Geo.

February 4, 2003

REFERENCES (Item 23)

There is extensive literature on the geology and mineral deposits of the Sudbury area, however, the following references used in the preparation of this report are considered to be the most pertinent.

1. Aeroquest Limited, 2000

   Report on a Helicopter-borne Magnetic and Electromagnetic Survey, Midrim, Footwall, Foy 1, Foy 2 and North Range Projects, Ville Marie, P.Q. and Sudbury, Ont. Area for Aurora Platinum Corp., December, 2000.

2. Aurora Platinum Corp. - Falconbridge Limited JV, 2002

   Unpublished information.

3. Blasco, K. and Lamontagne, Y., Lamontagne Geophysics Ltd., 2001

   Logistics and Interpretation Report on a BH UTEM 4 Survey in Sudbury, Ontario for Aurora Platinum Corp., Foy: Holes Ni-01, Ni-02, Foy Main: Hole DDH-06, Wisner: Holes DDH-01, 05, 07, 04, May/July, 2001

4. Byron, M., Aurora Platinum Corp., 2002

   Memo to Scott McLean, Falconbridge Ltd., Winter Drill Proposal and Project Summary, Foy Offset Property, January 18, 2002.

5. Card, K.D. and Meyn, H.D., 1969

   Geology of the Leinster-Bowell Area, District of Sudbury, Ontario Department of Mines, Geological Report 65.

6. Cosec, M., 2000

   Some Sudbury Production Statistics, Staff Geologist, Sudbury District, Ontario Geological Survey, 2000.

7. Dressler, B.O., 1984

   Sudbury Geological Compilation. Ontario Geological Survey Map 2491, Precambrian Geology Series, scale 1:50,000, geological compilation 1982-83.

8. Dressler, B.O., Gupta, V.L. and Muir, T.L., 1991

   The Sudbury Structure. In Thurston, P.C. et al., (ed.) Geology of Ontario. Ontario Geological Survey Special Volume 4, 593-625.

9. Dressler, B.O., Peredery, W.V. and Muir, T.L., 1992

   Geology and Mineral Deposits of the Sudbury Structure, Ontario Geological Survey, Guidebook 8, 33 pages.

10. Eckstrand, O.R, 1995

    Magmatic Nickel-Copper-Platinum Group Elements, in Geology of Canadian Mineral Deposit Types, Geological Survey of Canada, Geology of Canada No. 8.

11. Falconbridge Limited, 2001, 2002

    Quarterly Summary Report of Activities, Footwall Project.

12. Fugro Airborne Surveys, 2001

    Logistics and Processing Report of the Airborne Magnetic and MEGATEM II Electromagnetic Multicoil Survey of the Foy Project, Phase 1, Sudbury, Ontario for Aurora Platinum Corp., September, 2001.

13. Giblin, P.E., 1984

    History of Exploration and Development of Geological Studies and Development of Geological Concepts. In the Geology and Ore Deposits of the Sudbury Structure, Ontario Geological Survey Special Volume 1.

14. Grant, R.W. and Bite, A., 1984

    Sudbury Quartz Diorite Offset Dykes. In the Geology and Ore Deposits of the Sudbury Structure. Ontario Geological Survey Special Volume 1.

15. Heminsley, G. and Lafortune, G., Lamontagne Geophysics Ltd., 2002

    Logistics and Interpretation Report on a BH UTEM 4 Survey in Sudbury, Ontario for Aurora Platinum Corp., Nickel Lake: Holes Ni-03-2, Ni-04, January, 2002.

16. Heminsley, G. and Sinclair, R., Lamontagne Geophysics Ltd., 2001

    Interpretation Report on a BH UTEM 4 Survey in Sudbury, Ontario for Falconbridge Limited, Footwall Zone: Holes F-286, F-287, F-288, F-290, F-291, F-292, October, 2001.

17. Krogh, T.E., Davis, D.W. and Corfu, F., 1984

Precise U-Pb Zircon and Baddeleyite Ages for the Sudbury Area. In the Geology and Ore Deposits of the Sudbury Structure. Ontario Geological Survey Special Volume 1.

18. Langridge, R. and Sinclair, R., Lamontagne Geophysics Ltd., 2001

Logistics Report and Interpretation UTEM 3 Survey, Falconbridge Footwall Project, Falconbridge, Sudbury for Falconbridge Limited (Exploration), May, 2001.

19. Lightfoot, P.C., Naldrett, A.J. and Morrison, G., 1997

Sublayer and Offset Dykes of the Sudbury Igneous Complex - an Introduction and Field Guide. Ontario Geological Survey Open File Report 5965.

20. Lochhead, D.R., 1955

The Falconbridge Ore Deposit, Canada. Economic Geology, v. 50, pp. 42-50.

21. Mawdsley, J.B., 1931

Geology of Part of the Falconbridge and Errington Properties in the Vicinity of Sudbury, Ontario. Geological Survey of Canada, Memoir 165, pp. 82-88.

22. Mazur, R.J., 2002

Falconbridge Option Properties, Foy and Footwall, Sudbury, Ontario TR for Aurora Platinum Corp. for NI 43-101, 43 p. Appendix.

23. Meyer, G., Cosec, M., Grabowski, G.P.B., Guindon, Chaloux, E., and Charette, M., 2000

Open File Report 6007, Report of Activities, Resident Geologists Program, Kirkland Lake and Sudbury Districts, Ontario Geological Survey, 2000.

24. Mining Magazine, April 2000, p. 234.

25. Naldrett, A.J., 1984

Mineralogy and Composition of the Sudbury Ores. In the Geology and Ore Deposits of the Sudbury Structure. Ontario Geological Survey Special Volume 1.

26. Naldrett, A.J., Innes, D.F, Sowa, J. and Gorton, M.P., 1982

Compositional Variations Within and Between Five Sudbury Ore Deposits. Economic Geology, v. 77, 1519-1534.

27. Naldrett, A.J., Pessaran, R., Asif, M. and Li, C., 1994

Compositional Variation in the Sudbury Ores and Prediction of the Proximity of Footwall Copper-PGE Orebodies. In Lightfoot, P.C. and Naldrett, A.J. (eds.) Proceedings of the Sudbury - Noril'sk Symposium. Ontario Geological Survey Special Volume 5, 133-146.

28. Naldrett, A.J., 1994

The Sudbury-Noril'sk Symposium, An Overview, in Lightfoot, P.C. and Naldrett, A.J. (eds.) Proceedings of the Sudbury-Noril'sk Symposium, Ontario Geological Survey Special Volume 5, 3-8.

29. Naldrett, A.J., Asif, M., Schandl, E., Searcy, T., Morrison, G.G., Binney, W.P., Moore, C., 1999

Platinum-Group Elements in the Sudbury Ores: Significance with Respect to the Origin of Different Ore Zones and to the Exploration for Footwall Orebodies, Economic Geol., v. 94, no. 2, p. 185-210.

30. Owen, D.L. and Coats, C.J.A., 1984

Falconbridge and East Mines. In The Geology and Ore Deposits of the Sudbury Structure. Ontario Geological Survey Special Volume 1.

31. Pattison, E.F., 1979

The Sudbury Sublayer, Canadian Mineralogist 17, 257-274.

32. Winter, L.D.S., 2000

Geological Report on the Foy Project, Foy and Bowell Townships and the Footwall Project, Falconbridge and Garson Townships, District of Sudbury, Ontario for Aurora Platinum Corp., August 8, 2000.

L.D.S. Winter

1849 Oriole Drive, Sudbury, ON P3E 2W5
(705) 524-4106
(705) 524-6368 (fax)
email: swinter@vianet.ca

CERTIFICATE OF AUTHOR (Item 24)

I, Lionel Donald Stewart Winter, P. Geo. do hereby certify that:

1. I am currently an independent consulting geologist.
2. I graduated with a degree in Mining Engineering (B.A.Sc.) from the University of Toronto in 1957. In addition, I have obtained a Master of Science (Applied) (M.Sc. App.) from McGill University, Montreal, QC.
3. I am a life member of the Canadian Institute of Mining, the Prospectors and Developers Association of Canada, a Fellow of the Geological Association of Canada, a Registered Geoscientist in Ontario and a Registered Geoscientist in British Columbia (P. Geo.).
4. I have worked as a geologist for a total of 45 years since my graduation from university.
5. I have read the definition of "qualified person" set out in National Instrument 43-101 ("NI43-101") and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of NI 43-101.
6. I am responsible for the preparation of the technical report titled "Technical Report on the Aurora Platinum Corp., Falconbridge - Aurora Option / Joint Venture, Footwall and Foy Properties, Sudbury, Ontario, Canada" and dated February 4, 2003 (the "Technical Report"). I visited the Foy Project Area on January 29, 2003 for one (1) day.
7. I prepared a geological report on the projects in August, 2000 that are the subject of the Technical Report.

8. I am not aware of any material fact or material change with respect to the subject matter of the Technical Report that is not reflected in the Technical Report, the omission to disclose which makes the Technical Report misleading.
9. I am independent of the issuer applying all of the tests in section 1.5 of National Instrument 43-101.
10. I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.
11. I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them, including electronic publication in the public company files on their websites accessible by the public, of the Technical Report.

Dated this 4th Day of February, 2003

______________________________ (seal or stamp of QP)

Signature of QP

L.D.S. Winter ______________

Print name of QP

L.D.S. Winter

1849 Oriole Drive, Sudbury, ON P3E 2W5
(705) 524-4106
(705) 524-6368 (fax)
email: swinter@vianet.ca

CONSENT OF AUTHOR

TO: TSX Venture Exchange
Ontario Securities Commission
British Columbia Securities Commission
Alberta Securities Commission
Quebec Securities Commission

I, Lionel Donald Stewart Winter, P. Geol., do hereby consent to the filing with the regulatory authorities referred to above the technical report titled "Technical Report on the Aurora Platinum Corp., Falconbridge - Aurora Option / Joint Venture, Footwall and Foy Properties, Sudbury, Ontario," and dated February 4, 2003 (the "Technical Report") and to the written disclosure of the Technical Report and of extracts from or a summary of the Technical Report in the written disclosure in the Annual Information Form of Aurora Platinum Corp. being filed.

I also certify that I have read the written disclosure being filed and I do not have any reason to believe that there are any misrepresentations in the information derived from the Technical Report or that the written disclosure in the Annual Information Form of Aurora Platinum Corp. contains any misrepresentation of the information contained in the Technical Report.

Dated this 4th Day of February, 2003

______________________________ (seal or stamp of QP)

Signature of QP

L.D.S. Winter

Print name of QP


FOY PROJECT
Wisner Zone
Nickel Lake West Zone
Nickel Lake East Zone
Milnet Mine
Parkin Offset
Whistle Offset
Whistle Mine
Hess Offset
Foy Offset
Nickel Offset
Crazy Creek Zone
Wanapitei Lake
Nelson Lake
North Range
Big Levack
Longvack
Coleman Mine
Longvack South
Strathcona Mine
Lower Coleman
McCreedy East
Fecunis
Fraser
Levack
North
Craig
McCreedy West
Boundary
Onaping Mine
Harding Mine
WD38 Zone
Nickel Lake JV
(Arp/Inco)
Capre Lake Mine
Victor Mine
Maclennan Mine
MacLennan Offset
Falconbridge Mine
Falconbridge East Mine
Cryderman
Norduna mine
Windy Lake
Ministic Offset
Whitson Lake
Lindsley Mine
Blezard Mine
Sheppard Mine
Kirkwood Mine
Garson Mine
FOOTWALL PROJECT
Nickel Mine
Stobie
Whitewater Lake
Vermilion Lake
McKim Mine
Murray
Frood Open Pit
Pump Lake
Frood Offset
Trillabelle
Clarabelle
Sudbury
South Range
Copper Cliff North
Copper Cliff #2
North Star Mine
Creighton Mine
Copper Cliff
Copper Cliff South
Copper Cliff Offset
Ramsey Lake
Gertrude Mine
Sultana
Chicago Mine
Victoria Mine
Kelly Lake
Kelly Lake Discovery
Aurora Platinum 100% Ground
Optioned claims
Lockerby Mine
Crean Hill
Vermilion Mine
Worthington Offset
Kidd Copper
Worthington Mine
Totten Mine
Sudbury Igneous Complex
Sublayer; Offsets Rocks and sulphide -bearing gabbroic rocks
Upper Zone; Granophyre
Middle Zone; Quartz gabbro
Lower Zone; Norite
Ni, Cu, Pt, Pd deposit / showing
0 1 2 4 6 8 10 km
SCALE

FIGURE 1
AURORA PLATINUM CORP.
Falconbridge Option / Joint Venture
FOY and FOOTWALL PROJECT
Location Map
February, 2003

512000 mE
80° 50'
514000 mE
516000 mE
518000 mE
520000 mE
5160000 mN
5158000 mN
5159000
No. 1 Flat Fault
Bailey Corners Fault
Falconbridge Ground
Norduna
Cryderman East
Cryderman Central
Cryderman Main
Norite Footwall
East Mine Fault
Conductive Zone
Unexplored Potential
Falconbridge Mine
33,065,837 Tons
1.58%Ni, 0.89% Cu
East Mine
8,722,583 Tons
1.15%Ni, 0.76% Cu
Falconbridge West
Smelter
Tangential Shear #1
Tangential Shear #2
Garson Mine
Garson Fault
Garson Townsite
Aurora Platinum
Falconbridge Option / JV
0 200 400 800 1200 1600 2000
SCALE IN METRES
Legend
Ni - Cu Deposits
Ni - Cu Potential Deposits
Remaining Historic Tonnages

FIGURE 2
AURORA PLATINUM CORP.
Falconbridge Option / Joint Venture
FOOTWALL PROJECT
Property
February, 2003


N
Nickel Lake West
Zone
Wisner Zone
Nickel Lake East
Zone
Crazy Creek
Zone
WD 38
Foy Offset Dyke
Roland Lake
Zone
Norite
Foy Offset
and Sublayer Rocks
Sulphide Mineralization
Magnetic Anomaly
Breccia
MEGATEM
EM Conductors
Aurora 100%
Falconbridge/Aurora Option-JV
Falconbridge/Aurora Option-JV
(Canhorn ground 50% Inco/50%)
Inco/Aurora Option-JV
0
1000
2000
3000
4000
5000 Metres

FIGURE 3
AURORA PLATINUM CORP.
Falconbridge Option / Joint Venture
FOY PROJECT
Property
February, 2003



512000 mE
80° 50'
514000 mE
516000 mE
518000 mE
520000 mE
5160000 mN
5158000 mN
5159000
No. 1 Flat Fault
Bailey Corners Fault
Falconbridge Ground
Norduna
Cryderman East
Cryderman Central
Cryderman Main
Norite Footwall
Falconbridge Mine
33,065,837 Tons
1.58%Ni, 0.89% Cu
East Mine
8,722,583 Tons
1.15%Ni, 0.76% Cu
East Mine Fault
F-288
F-305
F-286
Conductive Zone
Unexplored Potential
Falconbridge West
F-289
F-290
F-292
F-301
F-287
G-31
G-30
G-29
Smelter
Tangential Shear #1
Tangential Shear #2
Garson Mine
Garson Fault
Aurora Platinum
Falconbridge Option / JV
Garson Townsite
0 200 400 800 1200 1600 2000
SCALE IN METRES
Legend
Drill Holes
Ni - Cu Deposits
Ni - Cu Potential Deposits
Remaining Historic Tonnages

FIGURE 4
AURORA PLATINUM CORP.
Falconbridge Option / Joint Venture
FOOTWALL PROJECT
Diamond Drill Holes
February, 2003



FALCONBRIDGE WEST
00
FALCONBRIDGE MINE
100E
FALCONBRIDGE EAST MINE
200E
CRYDERMAN MAIN
CRYDERMAN CENTRAL
CRYDERMAN EAST
NORDUNA SOUTH
NORDUNA
4 km of unexplored SIC contact
1750 Level
2625 Level
Tangential Shear #2
Tangential Shear #1
East Mine Fault
1400 Level
1750 Level
INCO
Falconbridge
2625 Level
2800 Level
3850 Level
4025 Level
FALCONBRIDGE
AURORA
INCO
AURORA
?
Unexplored potential 2.0 million tons
(4025 Level to 6050 Level)
No. 1 Flat Fault
Ended In Good Ore
6050 Level
6400 Level
Off-hole conductors
Open
Open
7 km of unexplored SIC contact
Unexplored Potential
Unexplored Potential
Unexplored Potential
Plus 2.0 million tons potential
Open
Open
Open
0
1
km
Legend
Shaft
Aurora / Falconbridge
Falconbridge and INCO

FIGURE 5
AURORA PLATINUM CORP.
Falconbridge Option / Joint Venture
FOOTWALL PROJECT
Longitudinal Section
February, 2003



489100.0 E
489300.0 E
489500.0 E
489700.0 E
489900.0 E
5176800.0 N
5176400.0 N
5176200.0 N
NI-15
NI-13
NI-14
NI-12
NI-07
NI-05
NI-03-02
NI-03-03
NI-06
NI-09
NI-19
NI-17
NI-10
NI-08
NI-04
NI-03-01
NI-18
NI-16
NI-01
NI-02
NI-11
DDH Trace Legend
Diss. / Blebby Sulphides
Semi-Massive / Massive Sulphides
0
100
metre
Nickel Lake Deposit
(~ 1.5 million tons)
Inco - ARP
Inco
Outline of Nickel Lake target area

1

FIGURE 6
AURORA PLATINUM CORP.
Falconbridge Option / Joint Venture
FOY PROJECT
Nickel Lake Drill Hole Location
2002 Program
February, 2003


Foy Offset Dyke
Open
Hangingwall Granite
Ni-03-01
Ni-03
Ni-03-03
Ni03-02
Open
Footwall Granite
Open
Ni-04
Ni-09
0
20
40
Metres

FIGURE 7
AURORA PLATINUM CORP.
Falconbridge Option / Joint Venture
FOY PROJECT
Section NI-03 / NI-04
Nickel Lake Zone
February, 2003


Legend
IQD
Granite
Massive Sulphides
Diss. / Blebby Sulphides
Drill Indicated Ore

Appendix 1. Property Descriptions - Patented/Unpatented Claims and Mining Leases.

Footwall Property

TOWNSHIP	LOT No.	CONCESSION	CLAIM No.	CLAIM UNIT	PARCEL No.	LEGAL Description	NET MINERAL
FALCON	5	3	S36792	1	12961 SES	NW 1/4 OF N 1/2	16.08
FALCON	5	3	S36791	1	12960 SES	SW 1/4 OF N 1/2	16.08
FALCON	5	3	S56852	1	22827 SES	SE 1/4 OF N 1/2	16.08
FALCON	5	3	S56851	1	22827 SES	NE 1/4 OF N 1/2	16.08
FALCON	5	4	S28597	1	12356 SES	NW 1/4 OF S 1/2	15.88
FALCON	5	4	S56951	1	22831 SES	SW 1/4 OF S 1/2	15.88
FALCON	5	4	S28598	1	12357 SES	SW 1/4 OF N 1/2	15.88
FALCON	5	4	S56952	1	22831 SES	SE 1/4 OF S 1/2	15.88
FALCON	5	4	S56954	1	22831 SES	SE 1/4 OF N 1/2	15.88
FALCON	5	4	S56953	1	22831 SES	NE 1/4 OF S 1/2	15.88
FALCON	5	4	S28596	1	12355 SES	NW 1/4 OF N 1/2	15.88
FALCON	6	3	S36789	1	12924 SES	NW 1/4 OF N 1/2	16.69
FALCON	6	3	S36898	1	12926 SES	NE 1/4 OF N 1/2	16.68
FALCON	6	3	S36897	1	12925 SES	SE 1/4 OF N 1/2	16.66
FALCON	6	4	S17906	1	6399 SES	SW 1/4 OF S 1/2	16.28
FALCON	6	4	S27334	1	9454 SES	SE 1/4 OF N 1/2	16.28
FALCON	6	4	S27330	1	9581 SES	SW 1/4 OF N 1/2	16.28
FALCON	6	4	S27335	1	9455 SES	NE 1/4 OF N 1/2	16.28
FALCON	6	4	S17994	1	6401 SES	SE 1/4 OF S 1/2	16.28
FALCON	6	4	S17907	1	6400 SES	NE 1/4 OF S 1/2	16.28
FALCON	6	4	S17908	1	6402 SES	NW 1/4 OF S 1/2	16.28
FALCON	6	4	S27336	1	9456 SES	NW 1/4 OF N 1/2	16.28
FALCON	7	3	S17459	1	6360 SES	SE 1/4 OF N 1/2	16.18
FALCON	7	3	S17445	1	6356 SES	NW 1/4 OF S 1/2	16.18
FALCON	7	3	S17447	1	6358 SES	NW 1/4 OF N 1/2	16.18
FALCON	7	3	S17446	1	6357 SES	SW 1/4 OF N 1/2	16.18
FALCON	7	3	S17458	1	6359 SES	NE 1/4 OF N1/2	16.18
FALCON	7	4	S27328	1	9582 SES	SE 1/4 OF N 1/2	16.38
FALCON	7	4	S17502	1	6361 SES	SE 1/4 OF S 1/2	16.38
FALCON	7	4	S17503	1	6362 SES	SW 1/4 OF S 1/2	16.38
FALCON	7	4	S27329	1	9583 SES	NE 1/4 OF S 1/2	16.38
FALCON	8	2	S17603	1	6381 SES	NW 1/4 OF N 1/2	16.23
FALCON	8	2	S16966	1	6304 SES	NE 1/4 OF N 1/2	16.23
FALCON	8	3	S17441	1	6364 SES	SW 1/4 OF N 1/2	16.33
FALCON	8	3	S17444	1	6366 SES	SE 1/4 OF S 1/2	16.33
FALCON	8	3	S17183	1	6336 SES	NW 1/4 OF N 1/2	16.33
FALCON	8	3	S17177	1	6337 SES	NE 1/4 OF N 1/2	16.33
FALCON	8	3	S17442	1	6363 SES	SE 1/4 OF N 1/2	16.33
FALCON	8	3	S17439	1	6367 SES	SW 1/4 OF S 1/2	16.33
FALCON	8	3	S17443	1	6365 SES	NE 1/4 OF S 1/2	16.33
FALCON	8	3	S17440	1	6368 SES	NW 1/4 OF S 1/2	16.33
FALCON	9	2	S17868	1	6398 SES	NW 1/4 OF N 1/2	16.23
FALCON	9	2	S17066	1	6315 SES	NE 1/4 OF N 1/2	16.23
FALCON	9	3	S17436	1	5980 SES	SE 1/4 OF N 1/2	16.18
FALCON	9	3	S17434	1	6327 SES	SW 1/4 OF S 1/2	16.18
FALCON	9	3	S17174	1	5969 SES	SW 1/4 OF N 1/2	16.18
FALCON	9	3	S17184	1	5975 SES	NE 1/4 OF N 1/2	16.18
FALCON	9	3	S17437	1	6369 SES	NE 1/4 OF S 1/2	16.18
FALCON	9	3	S17438	1	6370 SES	SE 1/4 OF S 1/2	16.18
FALCON	9	3	S17185	1	5968 SES	NW 1/4 OF N 1/2	16.18
FALCON	9	3	S17435	1	6326 SES	NW 1/4 OF S 1/2	16.18
FALCON	10	2	S17165	1	6307 SES	NW 1/4 OF N 1/2	16.23
FALCON	10	2	S17166	1	6306 SES	NE 1/4 OF N 1/2	16.23
FALCON	10	3	S4104	1	3028 SES	NW 1/4 OF N 1/2	16.18
FALCON	10	3	S17433	1	6328 SES	SE 1/4 OF S 1/2	16.18
FALCON	10	3	S17169	1	6329 SES	NW 1/4 OF S 1/2	16.18
FALCON	10	3	S17168	1	6330 SES	SW 1/4 OF S 1/2	16.18

TOWNSHIP	LOT No.	CONCESSION	CLAIM No.	CLAIM UNIT	PARCEL No.	LEGAL Description	NET MINERAL
FALCON	10	3	S17216	1	5971 SES	SE 1/4 OF N 1/2	16.18
FALCON	10	3	S4103	1	3030 SES	NE 1/4 OF N 1/2	16.18
FALCON	10	3	S17170	1	5972 SES	SW 1/4 OF N 1/2	16.18
FALCON	10	3	S17178	1	6331 SES	NE 1/4 OF S 1/2	16.18
FALCON	11	2	S119602	1	30620 SES	NE 1/4 OF N 1/2	16.23
FALCON	11	3	S4009	1	3038 SES	SW 1/4 OF N 1/2	16.18
FALCON	11	3	S4226	1	3139 SES	NE 1/4 OF S 1/2	16.18
FALCON	11	3	S4225	1	3138 SES	SE 1/4 OF S 1/2	16.18
FALCON	11	3	S4193	1	3141 SES	NW 1/4 OF S 1/2	16.18
FALCON	11	3	S4007	1	3046 SES	NE 1/4 OF N 1/2	16.18
FALCON	11	3	S4227	1	3140 SES	SW 1/4 OF S 1/2	16.18
FALCON	11	3	S4231	1	32527 SES	SE 1/4 OF N 1/2	16.18
FALCON	11	3	S4076	1	3039 SES	NW 1/4 OF N 1/2	16.18
FALCON	12	3	S4192	1	3135 SES	NE 1/4 OF S 1/2	16.18
FALCON	12	3	S4191	1	3134 SES	SE 1/4 OF N 1/2	15.99
FALCON	12	3	S4149	1	3085 SES	NW 1/4 OF N 1/2	15.88
FALCON	12	3	S4078	1	3029 SES	NE 1/4 OF N 1/2	15.27
GARSON	1	3	S15083	1	7723 SES	SE 1/4 OF N 1/2	16.18
GARSON	1	3	S15086	1	7722 SES	SW 1/4 OF N 1/2	16.18
GARSON	1	3	S15085	1	25519 SES	SE 1/4 OF S 1/2	16.18
GARSON	1	3	S4144	1	3165 SES	NW 1/4 OF N 1/2	16.18
GARSON	1	3	S4145	1	3202 SES	NE 1/4 OF N 1/2	16.18
GARSON	1	3	S15084	1	7726 SES	NE 1/4 OF S 1/2	16.18
GARSON	1	3	S15088	1	25519 SES	SW 1/4 OF S 1/2	16.18
GARSON	1	3	S15087	1	7725 SES	NW 1/4 OF S 1/2	16.18
GARSON	1	4	S4148	1	3133 SES	SE 1/4 OF S 1/2	16.18
GARSON	1	4	S29228	1	8314 SES	NW 1/4 OF S 1/2	16.18
GARSON	1	4	S4212	1	3103 SES	NE 1/4 OF S 1/2	16.18
GARSON	1	4	S4146	1	3166 SES	SW 1/4 OF S 1/2	16.18
GARSON	2	3	S9367	1	7729 SES	SE1/4 OF S 1/2	17.50
GARSON	2	3	S4217	1	3168 SES	NE 1/4 OF N 1/2	17.50
GARSON	2	3	S9366	1	7728 SES	NE 1/4 OF S 1/2	17.50
GARSON	2	3	S4218	1	3167 SES	NE 1/4 OF N 1/2	17.50
GARSON	2	3	PT5033	1	3051 SES	W 1/2	70.01
GARSON	2	4	S29229	1	8117 SES	SW 1/4 OF S 1/2	17.19
GARSON	2	4	S16441	1	6294 SES	SE 1/4 OF S 1/2	17.19
GARSON	2	4	S16443	1	6296 SES	NW 1/4 OF S 1/2	17.19
GARSON	2	4	S16442	1	6295 SES	NE 1/4 OF S 1/2	17.19
			TOTAL	95			1600.99
			MINING LEASE	0			0.00
			PATENTED	95			1600.99
			UNPATENTED	0			0.00

Appendix 1. Property Descriptions - Patented/Unpatented Claims and Mining Leases.

Foy Property

TOWNSHIP	LOT No.	CONCESSION	CLAIM No.	CLAIM UNIT	PARCEL No.	LEGAL Description	NET MINERAL	NET SURFACE
BOWELL	0	0	S1197692	1			16.00	0.00
BOWELL	4	3	S1667	1	5525 SWS	W	14.16	14.16
BOWELL	4	3	S29409	1	8737 SWS	PT OF BROKEN LOT	16.18	16.18
BOWELL	5	3	S25004	1	8588 SWS	SE PT OF S PT	16.18	16.18
BOWELL	5	3	S25003	1	8589 SWS	NE PT OF S PT	16.18	16.18
BOWELL	5	3	S25005	1	8590 SWS	NW PT OF S PT	16.18	16.18
BOWELL	5	3	S25002	1	8591 SWS	SW PT OF S PT	16.18	16.18
BOWELL	6	3		1	5622 SWS	LW NICKEL LAKE	12.14	12.14
BOWELL	6	3	S25006	1	8587 SWS	NE PT OF S PT	16.18	16.18
BOWELL	6	3	S37791	1	11298 SWS	SW PT OF N PT	16.18	16.18
BOWELL	6	3	S37790	1	11297 SWS	SE PT OF N PT	16.18	16.18
BOWELL	6	3	S29408	1	8726 SWS	NW PT OF S PT	14.68	14.68
BOWELL	6	3		1	5075 SWS	ROAD ALLOWANCE	1.61	0.00
BOWELL	7	2	S29412	1	8727 SWS	PT OF BROKEN LOT	16.18	16.18
BOWELL	7	2	S82062	1	15937 SWS	SW PT OF N PT	15.96	15.96
BOWELL	7	2		1	1434 ANS	ML WD 212	16.18	16.18
BOWELL	7	2	S29411	1	8730 SWS	PT OF BROKEN LOT	16.18	16.18
BOWELL	7	2	S82061	1	15937 SWS	NW PT OF N PT	15.96	15.96
BOWELL	7	3	S29640	1	8759 SWS	SW PT OF S PT	8.49	8.49
BOWELL	7	3	S55265	1	16319 SWS	PT OF BROKEN LOT	19.46	19.46
BOWELL	7	3	S37793	1	11300 SWS	SW PT OF N PT	8.70	8.70
BOWELL	7	3	S37792	1	11299 SWS	SE PT OF N PT	17.23	17.23
BOWELL	7	3	S37798	1	11305 SWS	NE PT OF N PT	16.54	16.54
BOWELL	7	3	S37772	1	11292 SWS	NW PT OF N PT	16.54	16.54
BOWELL	8	2	S82070	1	15936 SWS	SW PT OF S PT	14.16	14.16
BOWELL	8	2	S82067	1	15936 SWS	NW PT OF S PT	13.75	13.75
BOWELL	8	2	S82069	1	15936 SWS	NW PT OF N PT	13.75	13.75
BOWELL	8	2	S82064	1	15936 SWS	SE PT OF N PT	17.80	17.80
BOWELL	8	2		1	1434 ANS	ML WD 37	12.54	12.54
BOWELL	8	2	S82063	1	15936 SWS	NE PT OF S PT	16.18	16.18
BOWELL	8	2	S82066	1		LW BED LAKE	7.28	0.00
BOWELL	8	2	S82068	1	15936 SWS	SW PT OF N PT	13.75	13.75
BOWELL	8	2	S82065	1	15936 SWS	NE PT OF N PT	17.40	17.40
BOWELL	8	3	S55262	1	14659 SWS	PT OF BROKEN LOT	6.87	6.87
BOWELL	8	3	S55261	1	14660 SWS	ML WD 236	19.99	19.99
BOWELL	8	3	S37771	1	11291 SWS	NE PT OF N PT	15.86	15.86
BOWELL	8	3	S55264	1	14649 SWS	LW FOSTER LAKE	8.09	8.09
BOWELL	8	3	S37794	1	11301 SWS	SE PT OF N PT	8.37	8.37
BOWELL	8	3	S55263	1	14659 SWS	PT OF BROKEN LOT	16.18	16.18
BOWELL	8	3	S37778	1	11296 SWS	NW PT OF N PT	15.86	15.86
BOWELL	8	3	S29641	1	8760 SWS	S PT OF S PT	15.37	15.37
BOWELL	8	3		1	1409 ANS	E PT ML WD 228	6.87	6.87
BOWELL	8	3	S37795	1	11302 SWS	SW PT OF N PT	8.37	8.37
BOWELL	9	3	S37777	1	11295 SWS	NE PT OF N PT	16.18	16.18
BOWELL	9	3	S37797	1	11304 SWS	SW OF N PT CANHOR	10.11	10.11
BOWELL	9	3	S37776	1	11294 SWS	NW PT OF N PT	16.18	16.18
BOWELL	9	3	S55342	1	12610 SWS	SE PT OF S PT	16.18	16.18
BOWELL	9	3	S37796	1	11303 SWS	SE OF N PT CANHOR	8.49	8.49
BOWELL	9	3	S51089	1	12610 SWS	N PT OF S PT	12.54	12.54
BOWELL	9	3		1	1409 ANS	ML WD 228 CANHORN	24.28	24.28
BOWELL	9	3	S55343	1	12610 SWS	SW PT OF S PT	16.18	16.18
BOWELL	10	3	S37774	1	11290 SWS	NW PT OF N PT	14.37	14.37
BOWELL	10	3	S37775	1	11289 SWS	NE PT OF N PT	14.37	14.37
BOWELL	10	3		1	1434 ANS	ML WD 211 CANHORN	16.18	16.18
BOWELL	11	3	S37773	1	11293 SWS	NE PT OF N PT	13.09	13.09
FOY	0	0	A129706	1	1079 LSWS	SEE CLM MAP M-815	12.58	12.58
FOY	0	0	S129705	1	1079 LSWS	SEE CLM MAP M-815	9.33	9.33

TOWNSHIP	LOT No.	CONCESSION	CLAIM No.	CLAIM UNIT	PARCEL No.	LEGAL Description	NET MINERAL	NET SURFACE
FOY	0	0	S129707	1	1079 LSWS	SEE CLM MAP M-815	7.91	7.91
FOY	0	0	S133770	1	1079 LSWS	SEE CLM MAP M-815	21.03	21.03
FOY	0	0	S133771	1	1079 LSWS	SEE CLM MAP M-815	22.78	22.78
FOY	0	0	S133772	1	1079 LSWS	SEE CLM MAP M-815	2.54	2.54
FOY	0	0	S133773	1	1079 LSWS	SEE CLM MAP M-815	4.85	4.85
FOY	0	0	S133774	1	1079 LSWS	SEE CLM MAP M-815	27.23	27.23
FOY	0	0	S133775	1	1079 LSWS	SEE CLM MAP M-815	11.26	11.26
FOY	0	0	S133776	1	1079 LSWS	SEE CLM MAP M-815	13.87	13.87
FOY	0	0	S133777	1	1079 LSWS	SEE CLM MAP M-815	12.83	12.83
FOY	0	0	S133778	1	1079 LSWS	SEE CLM MAP M-815	14.52	14.52
FOY	0	0	S133779	1	1079 LSWS	SEE CLM MAP M-815	27.30	27.30
FOY	0	0	S133780	1	1079 LSWS	SEE CLM MAP M_815	10.63	10.63
FOY	0	0	S133781	1	1079 LSWS	SEE CLM MAP M_815	12.63	12.63
FOY	0	0	S133782	1	1079 LSWS	SEE CLM MAP M_815	21.18	21.18
FOY	0	0	S133783	1	1079 LSWS	SEE CLM MAP M_815	27.14	27.14
FOY	0	0	S133784	1	1079 LSWS	SEE CLM MAP M_815	1.01	1.01
FOY	0	0	S133785	1	1079 LSWS	SEE CLM MAP M_815	8.86	8.86
FOY	0	0	S133786	1	1079 LSWS	SEE CLM MAP M_815	10.72	10.72
FOY	0	0	S133787	1	1079 LSWS	SEE CLM MAP M_815	3.50	3.50
FOY	0	0	S133927	1	1079 LSWS	SEE CLM MAP M_815	6.71	6.71
FOY	0	0	S133928	1	1079 LSWS	SEE CLM MAP M_815	7.68	7.68
FOY	0	0	S133929	1	1079 LSWS	SEE CLM MAP M_815	6.56	6.56
FOY	0	0	S133930	1	1079 LSWS	SEE CLM MAP M_815	8.80	8.80
FOY	0	0	S133931	1	1079 LSWS	SEE CLM MAP M-815	8.16	8.16
FOY	0	0	S133932	1	1079 LSWS	SEE CLM MAP M-815	9.98	9.98
FOY	0	0	S133933	1	1079 LSWS	SEE CLM MAP M-815	6.80	6.80
FOY	0	0	S133934	1	1079 LSWS	SEE CLM MAP M-815	9.42	9.42
FOY	0	0	S133935	1	1079 LSWS	SEE CLM MAP M-815	6.92	6.92
FOY	0	0	S133936	1	1079 LSWS	SEE CLM MAP M-815	6.56	6.56
FOY	1	3	S37754	1	11388 SWS	PT OF BROKEN LOT	9.04	9.04
FOY	1	3	S37757	1	11389 SWS	PT OF BROKEN LOT	7.74	7.74
FOY	1	3	S37765	1	11390 SWS	PT OF BROKEN LOT	15.49	15.49
FOY	1	3	S37766	1	11382 SWS	PT OF BROKEN LOT	15.49	15.49
FOY	2	3	S37755	1	11378 SWS	PT OF BROKEN LOT	12.14	12.14
FOY	2	3	S37756	1	11379 SWS	PT OF BROKEN LOT	11.27	11.27
FOY	2	3	S37763	1	11380 SWS	PT OF BROKEN LOT	16.34	16.34
FOY	2	3	S37764	1	11381 SWS	PT OF BROKEN LOT	16.18	16.18
FOY	3	3	S37760	1	11385 SWS	PT OF BROKEN LOT	14.95	14.95
FOY	3	3	S37761	1	11386 SWS	PT OF BROKEN LOT	16.18	16.18
FOY	3	3	S37762	1	11387 SWS	PT OF BROKEN LOT	5.62	5.62
FOY	4	3	S37758	1	11383 SWS	PT OF BROKEN LOT	16.18	16.18
FOY	4	3	S37759	1	11384 SWS	PT OF BROKEN LOT	9.14	9.14
HARTY	0	0	S133787	1	1079 LSWS	NE PT TWP MAP-920	11.90	11.90
TYRONE	0	0	S133782	1	1079 LSWS	SEE CLM MAP M-116	1.73	1.73
TYRONE	0	0	S133783	1	1079 LSWS	SEE CLM MAP M-116	10.73	10.73
TYRONE	0	0	S133784	1	1079 LSWS	SEE CLM MAP M-116	5.44	5.43
TYRONE	0	0	S133785	1	1079 LSWS	SEE CLM MAP M-116	7.46	7.46
TYRONE	0	0	S133786	1	1079 LSWS	SEE CLM MAP M-116	2.33	2.33
TYRONE	0	0	S133787	1	1079 LSWS	SEE CLM MAP M-116	3.28	3.28
TYRONE	0	0	S133788	1	1079 LSWS	SEE CLM MAP M-116	14.03	14.03
TYRONE	0	0	S133789	1	1079 LSWS	SEE CLM MAP M-116	14.74	14.74
TYRONE	0	0	S133790	1	1079 LSWS	SEE CLM MAP M-116	26.60	26.60
TYRONE	0	0	S133791	1	1079 LSWS	SEE CLM MAP M-116	6.18	6.18
			TOTAL	110			1413.51	1388.61
			MINING LEASE	31			361.29	361.29
			PATENTED	78			1036.22	1027.32
			UNPATENTED	1			16.00	0.00

CLAIMS SUBJECT TO THE INCO AGREEMENT

TOWNSHIP	LOT No.	CONCESSION	CLAIM No.	CLAIM UNIT	PARCEL No.	LEGAL Description	NET MINERAL Mineral (Acres)	NET SURFACE Surface (Acres)
FOY			S9620/S9625	1	7330 SWS	Mining Locn WD 247	80.00	80.00
FOY			S9621/S9628	1	** 7331 SWS	Mining Locn WD 233	80.00	80.00
FOY			S9618	1	7332 SWS	Mining Locn WD 249	40.00	40.00
FOY			S9624	1	7333 SWS	Mining Locn WD 248	40.00	40.00
FOY			S9623	1	7335 SWS	Mining Locn WD 234	40.00	40.00
FOY			S9617	1	7336 SWS	Mining Locn WD 235	40.00	40.00
FOY			S10934	1	7495 SWS		44.84	44.84
FOY			S10935	1	7499 SWS		40.00	40.00
FOY			S10937	1	7500 SWS		14.31	14.31
FOY			S10932	1	7501 SWS		8.00	8.00
FOY			S9619	1	7521 SWS		40.25	40.25
FOY			S9555	1	7522 SWS		38.50	38.50
FOY			S9554	1	7523 SWS		38.50	38.50
FOY			S9553	1	7524 SWS		38.50	38.50
FOY			S9729	1	7525 SWS		40.00	40.00
FOY			S9727	1	7526 SWS		40.00	40.00
FOY			S9731	1	7527 SWS		39.62	39.62
FOY			S9726	1	7528 SWS		40.00	40.00
FOY			S9725	1	7529 SWS		40.00	40.00
FOY			S10933	1	7530 SWS		32.80	32.80
FOY			S9622	1	7531 SWS		27.50	27.50
FOY			S9733	1	7532 SWS		40.00	40.00
FOY			S11928	1	7533 SWS		5.90	5.90
FOY			S11674	1	7534 SWS		27.60	27.60
FOY			S11673	1	7535 SWS		40.00	40.00
FOY			S11672	1	7536 SWS		40.00	40.00
FOY			S11670	1	7537 SWS		40.00	40.00
FOY			S11669	1	7538 SWS		35.00	35.00
FOY			S11929	1	7539 SWS		17.70	17.70
FOY			S11671	1	7540 SWS		40.00	40.00
FOY			S9730	1	7541 SWS		40.00	40.00
FOY			S11667	1	7542 SWS		40.00	40.00
FOY			S10936	1	7543 SWS		40.00	40.00
FOY			S34608	1	8844 SWS		40.87	40.87
FOY			S34609	1	8846 SWS		39.87	39.87
FOY			S34610	1	8847 SWS		39.87	39.87
BOWELL			S9626/S9627	1	7334 SWS	Mining Loc. WD 232	80.00	80.00
BOWELL			S31540	1	8850 SWS		32.75	32.75
BOWELL			S31541	1	8851 SWS		35.52	35.52
BOWELL			S31542	1	8852 SWS		35.52	35.52
			TOTAL	40			1553.42	1553.42
			MINING LEASE	0			0.00	0.00
			PATENTED	40			1553.42	1553.42

** A portion of this property is located on Bowell Township

TECHNICAL REPORT

NI 43-101 F1

FOR

AURORA PLATINUM CORP.

ON THE

INCO - AURORA

NICKEL LAKE

OPTION / JOINT VENTURE

SUDBURY, ONTARIO

L.D.S. Winter, P. Geo.

February 3, 2003

TABLE OF CONTENTS

LIST OF FIGURES

LIST OF TABLES

1. SUMMARY (Item 3)

The Inco - Aurora Nickel Lake Project is an exploration stage property with Aurora Platinum Corp., being the operator. The Project is comprised of 5 patented parcels (claims) covering 71 ha under option from Inco Limited (Inco) and covering part of the Foy Offset Dyke in the Nickel Lake sector.

The main focus of exploration on the Sudbury Area property is magmatic nickel-copper-platinum group metal sulphide deposits typical of the Sudbury Mining Camp that has produced ore for over 100 years. The Sudbury Basin is host to a variety of deposit types closely associated with the Sudbury Igneous Complex (SIC), a layered igneous complex, with associated radial and concentric "offset" dykes of quartz-diorite composition. The layered SIC ranges in composition from norite at its base through gabbro to a granophyric cap. Nickel-copper ore bodies are generally found at the lower contact of the SIC or associated with offset dykes, as fault-related deposits and footwall deposits. Mineralization generally occurs as semi-massive and massive sulphide deposits of pyrrhotite, pentlandite, chalcopyrite and titanium-poor magnetite.

Significant intercepts of nickel-copper (Ni-Cu) mineralization have been encountered on the Nickel Lake Property. This mineralization is contained within an economically interesting section of the Foy Offset Dyke extending from Inco's WD-150 deposit in the southeast through the Nickel Lake area to Foster Lake in the west. In addition to the concentrations of Ni-Cu sulphides of economic interest, conductive zones as defined by borehole UTEM surveys have also been identified. The Nickel Lake Property covers approximately 1.4 km along the western part of this section. To further evaluate the Nickel Lake Option / Joint Venture Property, an exploration program consisting mainly of geophysical surveys and drilling with a budget of $138,500 has been proposed by Aurora.

2. INTRODUCTION AND TERMS OF REFERENCE (Items 4 & 5)

The writer has been requested by Aurora Platinum Corp. (Aurora) to provide a summary of exploration results to date on the Nickel Lake Project. This report has been prepared for the purposes of filing an Annual Information Form 44-101F1 (AIF) for Aurora Platinum Corp., a publicly-traded mineral resource company listed on the TSX Venture Exchange in Toronto, Ontario, Canada. The author visited the property on January 29, 2003. Information on the Nickel Lake Project has been obtained from publicly available information and from the Sudbury office of Aurora. Aurora is the operator of the Project and has conducted the exploration work from May 8, 2002 to the present. The author has relied on the technical information provided by Aurora but does not take any responsibility for legal, environmental, political or other non-technical issues related to this report.

3. PROPERTY DESCRIPTION AND LOCATION (Item 6)

3.1 LOCATION

The Nickel Lake Property is located approximately 30 km north-northwest of Sudbury within Bowell township (Figure 1). The center of the property is located at latitude 46° 45'N, longitude 81° 08'W, in NTS map sheet 41 I/14.

3.2 CLAIM OWNERSHIP AND STATUS

The Nickel Lake Property is comprised of 5 patented mining claims (parcels) in which Inco Limited, Sudbury, Ontario, Canada has a 100% interest. The 5 claims are shown in Figure 2 and the parcels are listed in Table 1.

TABLE 1
NICKEL LAKE JOINT VENTURE PROPERTY, BOWELL TOWNSHIP

Mining Location	Parcel No.	Area (acres)	Area (hectares)
WD 151	1431SWS	41.00	16.4
WD 152	1433SWS	40.00	16.0
WD 153	1431SWS	19.00	7.6
WD 244	45SWS	44.00	17.6
WD 246	45SWS	31.00	12.4
	TOTAL	175.00	70.0

3.3 NATURE OF COMPANY'S INTEREST

Pursuant to a letter agreement dated May 8, 2002 between Inco Ltd. (Inco) and Aurora Platinum Corp. (Aurora) Inco granted to Aurora the option to earn up to a 70% interest subject to Inco's right to re-acquire certain interests in the property. Inco granted Aurora the sole and exclusive right and option to acquire a 60% (sixty) interest in the Nickel Lake Property, subject to the Inco Option, by Aurora issuing 75,000 common shares of Aurora to Inco and by incurring exploration expenditures on the Property (Expenditures) totalling $2.0 million according to the following schedule of annual expenditures.

Date	Expenditures
on or before the 1st anniversary (Commitment)	$ 350,000
on or before the 2nd anniversary a further	500,000
on or before the 3rd anniversary a further	500,000
on or before the 4th anniversary a further	650,000
TOTAL	$ 2,000,000

Any excess expenditures incurred in one year may be applied to the following year or years.

The option period extends from the effective date until the 4th anniversary of the effective date. The effective date shall be the latter of the date when the parties have executed the agreement and the date that all regulatory approvals have been obtained.

In the event that Aurora does not meet the terms of the commitment by the 1st anniversary of the effective date, then the agreement will terminate and Aurora will be required to pay to Inco 50% of the unexpended balance of the commitment in cash within 60 days of termination and will provide all data to Inco. After the 1st anniversary, if Aurora does not make annual expenditures by the required anniversary dates, the agreement will terminate and Aurora will return all data to Inco.

Aurora is responsible for any environmental liabilities arising in any way from or related to Aurora's activities during or after the option period while Inco is responsible for any environmental liabilities arising in any way from or related to Inco's activities which existed or arose prior to the effective date or after the option period.

Aurora has issued 75,000 common shares of Aurora to Inco and has met their minimum expenditure of $350,000 on the property before the 1st anniversary of the effective date. As a result, all further expenditures are at Aurora's option.

Inco will maintain title to the Property in its name and trust on behalf of the parties, however, once Aurora has exercised the option and has earned a 60% interest in the Property, then Inco will execute a transfer of a 60% interest in the Property to Aurora.

Aurora has the additional option to increase its interest and earn an additional 10% interest in the Property by completing a bankable feasibility study at Aurora's sole cost.

Once Aurora has exercised its option and earned a 60% interest, the parties to the agreement shall form a joint venture with a management committee which will be responsible for approving work programs and budgets and for determining the general policies and direction to be adopted by the operator.

If a bankable feasibility study defines a deposit containing an indicated mineral resource as calculated in accordance with National Instrument 43-101 to contain at least the equivalent value of 300,000,000 pounds of nickel, then Inco has 90 days after receiving the bankable feasibility study to elect to maintain its interest by funding its proportionate share of costs required to bring the Property into commercial production, to dilute or to exercise the Inco option and increase its interest to 70% by funding 100% of the cost required to bring the Property into commercial production in which event Inco's interest shall increase to 70% and Aurora shall maintain a 30% interest.

Once the joint venture has been formed but before a bankable feasibility study is prepared, if one party elects not to contribute to a program and budget approved by the management committee then that party's interest will be diluted on a straight-line basis at 100% of the rate of expenditure by the contributing party. Upon dilution to a 10% interest the party's interest will be converted to a 2.5% net smelter return royalty as defined in the agreement with a $2.0 million aggregate cap.

Inco retains the right to purchase all products produced from the Property using Inco's third party contracts in place at that time as a reference whether or not it exercises the Inco Option and/or dilutes to a net smelter return royalty.

If Aurora acquires a 100% interest in the Property and Inco does not exercise the Inco Option, then Inco will receive a 2.5% net smelter return royalty.

4. ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY (Item 7)

4.1 TOPOGRAPHY AND PHYSIOGRAPHY

The Sudbury area is typical of the southern Canadian Shield with moderate yet rugged relief and with an elevation above sea level between 350 m to 450 m. The area is forested mainly with pine, spruce, birch, poplar and alder. Swampy lower-lying areas alternate with hummocky rock outcrops forming the higher ground to give a very irregular topography. Small lakes and rivers trending mainly north-northwest due to the structural trends are also influenced by the southwest oriented Pleistocene glacial trends to form a complex, immature drainage pattern.

The Nickel Lake Property is located on a southward sloping plateau dissected by small streams, ponds and muskeg-filled depressions created by the Pleistocene glacial erosion. Relief is not great, but the topography is locally rugged. The main creeks in the area may contain rapids, with their trends being controlled by glacial features and by faults (e.g. Sandcherry creek). Vegetation is sparse in rocky upland areas, where birch, poplar and jackpine predominate.

4.2 ACCESS AND INFRASTRUCTURE

Access to the Nickel Lake Property is limited to logging roads that the Company keeps open all winter and all-terrain vehicle (ATV) trails. The eastern part of the Project area is accessed by driving north from Sudbury on Highway 69N (Regional Road 80) through the towns of Val Caron, Val Therese and Valley East to the Nelson Lake Road turn off. Travel north for 6.5 km along this serviced road leads to Pigeon Lake Road, a non-serviced gravel road that runs north between Nelson Lake and Joe Lake. The Property lies about 18 km along Pigeon Lake Road, near where the road intersects the Ontario Hydro line. Internal parts of the Property are best accessed by a rugged ATV trail that runs easterly along the trace of the Offset Dyke, between the hydro line to the east and the Nickel Offset Mine Road, located 7.0 km to the west.

Sudbury, with a population of over 160,000 is the largest metropolitan centre in northern Ontario. It has a full service airport with regular service to Toronto and other major Ontario centres. Access to the mineral properties is by road, as a well-developed road network exists throughout the regional municipality.

The community has its roots in nickel mining, with Falconbridge Limited and Inco Limited until recently being the main employers in the region following the discovery of nickel-copper-PGM ores over a century ago. A major diversification plan for the region, instituted twenty years ago has resulted in Sudbury's emergence as a major centre for tourism, education, business and government. A wide array of retail and financial services serve the community and employ over half the workforce. The Sudbury area is particularly well-equipped to service the mining sector.

4.3 CLIMATE

The climate is cold temperate being characterized by cold winters and warm summers. Temperatures generally range from -20° Celsius to +20° Celsius with extremes to -30° Celsius to +30° Celsius. Geological mapping, trenching and geochemical activities are restricted to the summer months. Claim staking, line-cutting, geophysics and drilling can be carried out year-long with the exception of fall freeze-up and spring break-up.

5. HISTORY (Item 8)

5.1 SUDBURY MINING CAMP

The Sudbury Mining Camp is one of the most prolific in the world with the Sudbury ore bodies being one of the largest repositories of nickel and copper (Figure 1). Cosec (2000) has estimated production of 770 million tons of ore yielding 19 billion pounds of copper and 19 billion pounds of nickel for an average grade of 1.24% copper and 1.24% nickel from 1890 to 1992. Current production from Sudbury is approximately 9,400,000 tonnes per year averaging 1.56% Ni and 1.61% Cu.

Mining and mineral exploration in the Sudbury area has a long and colourful history dating back to the 1859's, when the first published report in 1857 indicated Ni-Cu mineralization at the site of what became the Murray Mine. The discovery that eventually sparked the interest in Sudbury was made by T. Flanagan in 1883. Initially, the ores were considered to be value for their copper content, however, in 1887 their nickel content was recognized. At that time, the nickel market was very limited, but by 1891 the use of nickel for armaments was being developed and by 1915 Sudbury was providing 80% of the world's nickel. By 1928, the two main nickel-copper producers in the Sudbury area were the International Nickel Company and the Mond Nickel Company. In 1928, Falconbridge Nickel Mines Limited was formed to develop the Falconbridge Orebody and to erect a smelter to treat the ore. In 1929, the International Nickel Company and the Mond Nickel Company merged to form the International Nickel Company of Canada Limited, which became Inco Limited in 1976. In 1982, Falconbridge Nickel Mines Limited became Falconbridge Limited (Giblin, 1984).

There are currently 14 operating mines in the Sudbury area (Meyer et al., 2000). Inco Limited operates the Lower Coleman and McCreedy East mines on the North Range and the Creighton, Gertrude, Copper Cliff North and South, Frood, Stobie and Garson mines on the South Range. Falconbridge Limited operates the Fraser and Craig mines on the North Range and the Lockerby and Lindsley mines on the South Range.

5.2 NICKEL LAKE PROJECT AREA

Nickel mineralization at the Nickel Offsets Mine was discovered near the end of the 19th century (Card and Meyn, 1969). The Nickel Offsets Mine is not held by either Inco or Falconbridge nor is it subject to the Inco Option Agreement, however, it is located along the Foy Offset Dyke to the west of the Nickel Lake claim group and is of significance as an adjacent property.

In 1938, Nickel Offsets Limited carried out geophysical surveys and diamond drilling and outlined some 360,000 tons of Ni-Cu-PGM mineralization on the Foy Offset Dyke in central Foy township. Two vertical, three compartment shafts, about 3,000 feet apart, were sunk to 1,599 feet (484.5 m) and 1,106 feet (335 m) with lateral

development on four levels at each shaft. In 1943, 10,390 tons were shipped to the Copper Cliff Smelter of the International Nickel Company of Canada, Limited. A concentrator of 300 tons per day capacity was put into production in 1953 and there was additional underground development. Between 1953 and 1957, 208,551 tons of ore at a recovered grade of 1.09% Ni and 0.80% Cu were produced (Card and Meyn, 1969).

Subsequently, both Falconbridge and Inco have carried out various programs of exploration in the area of and along the Foy Offset dyke. Work has consisted mainly of surface mapping and prospecting, geophysical surveys and diamond drilling.

A significant mineral deposit on Mining Location WD 150 is located 250 m east of the subject claims on ground held by Inco Limited. In 1999, Falconbridge drilled a deep 1,500 m hole north of WD 150 deposit to evaluate the Offset dyke on its ground. No publicly reported resources or reserves are available for the WD 150 deposit.

By 1987, United Reef Petroleum Limited (50%) and Canhorn Mining Corp. (50%) (Canhorn Option) held 60 patented claims, west of Inco - Aurora Option / Joint Venture group. In 1987 and 1988, United Reef carried out an exploration program over the claims consisting of line-cutting, magnetometer, VLF-EM and detailed IP surveys, geological mapping and two phases of drilling in 63 holes totalling 35,055 feet (10,622.7 m). Eleven mineralized zones of interest were outlined by this work.

In 1989, 55 patented claims of the United Reef Petroleum Ltd. - Canhorn Mining Corp. (Canhorn Option) Property were optioned to Inco Limited. Inco carried out three-dimensional modeling of the dyke from the old mine records, selective geological mapping, shallow drilling and the drilling of three deep holes followed by borehole geophysics in 1990. Drilling totalling 17,195 feet (5,210.6 m) in six holes. Significant sulphide concentrations were not encountered but a UTEM borehole survey was recommended. During the 1991 field season, the area between the old No. 1 and No. 2 shafts of the Nickel Offsets mine was mapped in detail. Four drill holes in the No. 2 shaft area totalling 11,786 feet (3,571.5 m) were completed with no significant intersections. UTEM surveys of the boreholes failed to indicate any conductors of note (Makela and Napoli, 1991, 1992). No further work was recommended.

In 1948, Falconbridge drilled some shallow, small diameter holes about 500 m west of the west end of the Inco - Aurora Option / Joint Venture ground. In 1971, six deeper holes were drilled in the same area as the shallow hole with only minor sulphides of no significance encountered. Magnetometer and IP surveys were conducted in the Foster Lake area by Falconbridge in 1970.

6. REGIONAL GEOLOGICAL SETTING (Item 9)

The Sudbury Igneous Complex (SIC) is located in the southern part of the Canadian Shield with dominantly Archean units to the north and Proterozoic units to the west, east and south (Figure 1).

The SIC is bounded to the north by older, footwall basement Archean rocks, comprised predominantly of felsic plutons and gneisses, with lesser amounts of greenstone, which date at about 2,700 Ma (million years ago). Late Archean tectonometamorphism (2,640 Ma) produced the Levack Gneiss Complex and the associated anatectic granitoid rocks. The area was then intruded by the northwest trending Matachewan Dyke Swarm at about 2,450 Ma. Gabbroic intrusions southwest and west of the SIC (the East Bull Lake and Shakespeare-Dunlop intrusions) are considered to be cogenetic with the lowermost volcanics of the Huronian Supergroup and are dated at about 2,490 - 2,450 Ma.

Huronian Proterozoic sedimentation and volcanism continued to about 2,200 Ma, largely to the south and east of the Sudbury area. The sediments were derived from the Archean Superior Province to the north. All of the rocks were intruded by the extensive Nipissing Diabase sill-dyke system at about 2,200 Ma.

The Sudbury Impact Event, which is dated at 1850 Ma, affected a large area both inside and outside the current limits of the SIC. Estimates of the original diameter of the impact structure range from 150 km to 225 km. The current SIC is a 60 km by 27 km oval-shaped basin, within the larger Sudbury Structure. The Sudbury Structure is comprised of three principal components as follows:

1) An outer zone up to 80 km wide consisting of fractured, locally brecciated and partially melted Archean and Proterozoic rocks which have been shock deformed by the impact and also intruded by offset dykes coeval with the formation of the SIC.

2) The SIC, an intrusion or melt sheet, which is now exposed in the form of an elliptical collar around the Sudbury Basin. The SIC is divided geographically into a North Range, South Range and East Range.

3) The Whitewater Group of sediments comprised of the Onaping, Onwatin and Chelmsford Formations which filled the impact crater. The Onaping Formation is now commonly ascribed to a fallback breccia derived from the impact event. The overlying Onwatin Formation is mainly argillite and siltstone, while the Chelmsford Formation is comprised largely of distal turbidites.

The impact resulted in the formation of a radial and concentric pattern of offset dykes and zones of pseudotachylyte within the surrounding Archean and Proterozoic rocks. Pseudotachylyte is a two-component rock formed by purely dynamic means under conditions of high rates of strain. It is comprised of mineral and rock fragments derived predominantly from wallrocks, set within a typically dark, microcrystalline to fine-grained matrix, generated by grinding and frictional melting.

The Archean and Proterozoic rocks surrounding the basin have also been intruded by SIC related "quartz diorite" or "offset dykes". Two major varieties of these dykes have been recognized: radial and concentric. The radial dykes appear to stem from the norite and/or sublayer and extend into the footwall rocks in a radial pattern with respect to the SIC. The concentric dykes may be related to ring faults and may either be connected to the norite/sublayer or represent accumulations of melt rock associated with pseudotachylyte formation.

The SIC has been variously interpreted as an endogenic intrusion or a melt sheet formed by meteorite impact, or a combination of the two. Current thinking generally favours a melt sheet origin for this igneous body. The SIC is exposed as an oval-shaped collar around the Sudbury Basin. Dips on the North Range average 35° south, while the South Range dips steeply to the north and is locally overturned with south dips. On the East Range, dips are steep to the west.

The SIC consists of four main units, which are from bottom to top: the contact sublayer (a discontinuous mineralized, xenolith-bearing norite), norite, quartz gabbro and granophyre. The contact sublayer at the base of the SIC occupies kilometre-scale radial depressions, referred to as embayment structures. Ni-Cu deposits are localized within these structures in smaller sub-horizontal structures call terraces. Footwall breccia (also known as Late Granite Breccia or Anatexite), a xenolith-bearing metamorphic to igneous-textured breccia, underlies the contact sublayer discontinuously, predominantly along the North and East ranges. The Footwall Breccia commonly contains Ni-Cu sulphide mineralization, which probably represents leakage from the contact sublayer. The Sudbury Breccia, an unmetamorphosed breccia, can occur from the contact with the SIC up to several tens of kilometres form the SIC and is of significance as a host for Ni-Cu mineralization proximal to the SIC contact.

After its formation, the Sudbury Structure was affected by the Penokean Orogeny, variously dated at between 1,700-1,900 Ma. Northwesterly directed thrusting during this orogenic event is believed to be responsible for northwest-southeast directed shortening of the SIC and Sudbury Basin, contributing to its current elliptical shape.

7. PROPERTY GEOLOGY (Item 9)

The Foy Offset dyke is the largest of the known radial offset dykes. Emanating from the base of the eruptive, a region referred to as the "mouth", along a west-northwest trajectory, it extends for upwards of 28 km as far as Tyrone township and possibly beyond (Figure 1). The mouth of the Foy is located in south-central Bowell township, between Roland Lake and the northern tip of Nelson Lake. At this location the dyke is approximately 400 m wide, but narrows at Nickel Lake, about 1.5 km to the northwest. Within the Nickel Lake Property, dyke width typically fluctuates between 110 m and 210 m (Figure 3).

At Nickel Lake, the Foy Offset dyke is essentially a fine to medium-grained inclusion-bearing quartz diorite, exhibiting a distinct magmatic textured matrix hosting 30-40% inclusions of predominantly fine grain to very fine grain, mafic (diabase/amphibolite) and fine grain to medium grain diorite, gabbro and amphibolite, with lesser fine grain, massive feldspathic (plagioclase-rich) inclusions. Inclusions are typically less than 6 cm, subrounded to rounded with weakly corroded and disaggregated borders against the host quartz diorite, however, inclusions to several metres in size are also present. The magnetic character of the rock is due to its pyrrhotite content and the abundance of magnetic diabase inclusions.

Field work has indicated that in this section the dyke consists of three distinctive types of quartz diorite: marginal A, marginal B and inclusion-bearing. The first intrusive pulse of material giving rise to the Foy Offset dyke consists of a nonmagnetic, marginal A quartz diorite. When present, the marginal phase always lies in contact with local country rock. Noticeably inclusion deficient and distinctly magmatic, it hosts a well-defined medium grain to fine grain granophyric texture characterized by 3-7% acicular amphiboles (up to 8 mm in length), with lesser medium grain biotite and nil to trace fine grain to medium grain disseminated pyrite. Marginal B quartz diorite intruded marginal A, as determined by the presence of marginal A inclusions with marginal B rocks. Marginal B rocks exhibit a medium grain to coarse grain granophyric texture, +/- a well-developed spherulitic texture consisting of 10-20% spherulite-like clots (3-12 mm) characterized by randomly oriented to poorly radiated feldspar laths (+/- amphiboles). It

is predominantly inclusion poor with nil to sporadic granitoid and mafic inclusions in the 5-10 mm diameter range.

The central inclusion-bearing phase accounts for greater than 95% of the dyke and it is in this phase that all of the significant sulphide mineralization has been found. Rare inclusions (3-20 cm) of pinkish grey, marginal, granophyric, quartz diorite (contact phase) have been observed within the outer contact zone of the inclusion-bearing phase. This represents marginal phase material that has been ripped away as a result of the latest intrusive event. Marginal-type inclusions were only found within 1 m of the marginal/inclusion-bearing contact.

Dyke rocks are fine grain to medium grain, inclusion-bearing quartz diorite, typically medium-grey (mottled), characterized by 10-40%, locally up to 70-80%, predominantly granitoid/feldspathic inclusions (few mm to 1.70 m) with subordinate mafic (diabase, meta-volcanic) and gneissic/migmatitic material and rare/sporadic ultramafic intrusions (pyroxenite, anorthosite). Although inclusions up to 200 m have been observed, the typical size range is from 0.5-3.0 cm to 5.0 m. This unit ranges from non-magnetic to moderately and strongly magnetic (sporadically), reflecting the typically non-magnetic nature of the quartz diorite groundmass and the variable magnetic character of the inclusions.

The Foy Offset intrudes Archean granitoid country rocks consisting of granite, granodiorite to hornblende granodiorite, migmatitic hornblende (biotite) gneiss and hornblende gneiss diabase. The abundance of diabase dykes that appear to strike parallel to subparallel to the Offset, along its northern and southern margins, suggests that the Foy Offset dyke intruded a previously reactivated structure.

8. EXPLORATION MODEL (Item 10)

The individual ore deposits associated with the SIC are typically zoned. Fractional crystallization of monosulphide solid solution from a sulphide melt is believed to have given rise to a cumulate phase rich in iron, cobalt, rhodium, ruthenium, iridium and osmium, (pyrrhotite-rich ores) and a fractionated liquid rich in Ni, Cu, Pt, Pd and Au (chalcopyrite and PGM rich ores). In some cases, the liquid phase is then believed to have migrated out from the sublayer and further fractionated to form Cu- and PGM-rich footwall orebodies.

The mineralization commonly consists of pyrrhotite, pentlandite, chalcopyrite, pyrite and titanium-poor magnetite. Accessory minerals present in lesser amounts include the copper minerals cubanite and bornite; the nickel minerals bravoite, millerite and mancherite; the tellurides altaite and mackinawaite; all the platinum group minerals merenskyite, michenerite, moncheite and sperrylite, as well as argentian bismuth, cassiterite, gold, galena, ilmenite and sphalerite. Secondary minerals include marcasite, violarite and vallerite.

Exploration is focused on the deposit types most typical of the Sudbury Mining Camp and after years of study, the mineralization can be categorized in three deposit settings:

1) **Contact deposits** along the lower contact of the SIC occur in association with a noritic to gabbroic inclusion-bearing contact phase known as the sublayer. The thickness of the sublayer is highly variable ranging from entirely absent to over 100 m in thickness. Greatest thicknesses are found in kilometre-size radial embayments. Within these embayments are smaller secondary troughs or "terraces". The highest sulphide concentrations within the sublayer are found within the embayments. Within the embayments the sulphide distribution is further controlled by the terraces. Large concentrations of sulphides and nickel are often found in footwall deposits immediately adjacent to these terraces. Copper/nickel ratios are typically lowest in the sublayer and increase towards the Footwall Breccia.

Contact deposits comprise 21 of the 35 mines in the camp in both the North Range and the South Range. The lower contact of the SIC presents a defined exploration target and has been a prolific producer over the years. As near surface targets along the contact became exhausted, exploration in later years focused on deeper targets utilizing a variety of deep penetrating geophysical methods. Contact deposits at the base of the SIC are still currently being mined by both Falconbridge and Inco. The majority of these are deep mines.

Fault-related deposits are a subset of contact deposits and are associated with near-vertical faults that cut the South Range Lower Zone norite and adjacent Huronian footwall mafic metavolcanics of the Stobie Formation. The Falconbridge, East Falconbridge and Garson mines are typical fault-related deposits (Owen and Coats, 1984) exhibiting characteristic "contorted schist inclusion sulphide" in the main shear zone and "inclusion massive sulphide" as discontinuous lenses in adjacent metavolcanic rocks.

2) **Footwall deposits** are zones of sulphide mineralization in the form of stringers, veins, massive sheets and/or disseminated sulphide that have migrated from the base of the sublayer or Footwall Breccia and penetrated deeply into the footwall rocks. In some instances the mineralization is associated with extensive zones of thermal-metamorphosed Sudbury Breccia, which may have acted as a conduit for the mineralizing fluids. Quartz diorite pods are sometimes associated with the highly thermally metamorphosed Sudbury Breccia zones.

3) **Offset Dyke deposits** are intimately associated with radial and concentric dykes that have penetrated the footwall rocks. The Frood-Stobie mine is the largest of the Offset deposits. This mine lies within the South Range Breccia Belt and is situated about 2 km into the footwall. The mineralization occurs as disseminated to massive sulphides within the dykes. The massive sulphide bodies are often rimmed by a halo of disseminated material and are often found associated with one of the contacts of the dyke with the surrounding footwall. The Copper Cliff and Worthington radial offset dykes host major zones of sulphide mineralization containing high levels of PGM's. A new orebody in the Copper Cliff dyke, the Kelly Lake Deposit, is estimated to contain a resource of over 10 million tonnes at a grade of 1.77% Ni, 1.34% Cu and 3.6 g/t PGM

(Mining Magazine, 2000). At the Totten mine on the Worthington Offset, Inco announced a new discovery in 1999. This is high-grade mineralization and the reported highest grade intersection assayed 3.6% Cu, 3.2% Ni and 5.7 g/t PGM's over a core length of 16 m.

9. MINERALIZATION, DRILLING AND EXPLORATION RESULTS (Items 11, 12 & 13))

Mineralization on the Nickel Lake Property occurs as zones, lenses and veins of massive and semi-massive sulphide minerals, mainly pyrrhotite, pentlandite and chalcopyrite in localized areas of the Foy Offset dyke. The Nickel Lake Zone mineralization, on the northeast side of Nickel Lake, was discovered in 2001 by drilling of an electromagnetic conductor at depth down-dip and northwest of the Inco Limited WD 150 deposit. As shown in Figures 3 and 4, this mineralization was intersected initially in drill holes NI-03, NI-03-01 and NI-03-02. Borehole UTEM surveys indicated a conductive plate coincident with the mineralization in hole NI-03-02. An additional conductive zone to the east was also indicated.

In June 2002 drill hole NI-03-02 was extended 176 m to a final depth of 723 m within the hangingwall granites (Figure 4). From 581.22 m to 596.61 m, 15.39 m of massive sulphide assaying 0.83% Ni, 0.76% Cu, 0.02% Co, 0.51 g/t Pt, 0.52 g/t Pd and 0.12 g/t Au was intersected. A vertical hole, NI-09, cut mineralization between 426.80 m and 447.10 m with the better part of the interval being 11.30 m grading 0.91% Ni, 0.91% Cu, 0.04% Co, 0.52 g/t Pt, 0.48 g/t Pd and 0.17 g/t Au from 435.80 m to 447.10 m. Two deeper zones were intersected at 519.90 m and 666.40 m. At 519.90 m, 0.70 m assayed 0.50% Ni, 3.53% Cu, 0.01% Co, 0.83 g/t Pt, 0.83 g/t Pd and 0.28 g/t Au while at 666.40 m, 1.90 m assayed 0.70% Ni, 1.15% Cu, 0.02% Co, 0.30 g/t Pt, 0.31 g/t Pd and 0.16 g/t Au. An up-wedge, NI-03-03, from NI-03-02 attained the desired elevation difference of 30 m, however, no sulphide mineralization was intersected.

This drilling, on Section NI03/NI04, has defined a crescent-shaped zone of Ni-Cu sulphide mineralization, approximately 120 m in length, draped over a large granite inclusion in a narrow part of the Foy Offset dyke (Figure 4). Drill hole NI-06, drilled on a section 50 m southeast of Section NI03/NI04, intersected the eastern

extension of this mineralization between 442.34 m and 449.84 m (7.50 m). This zone of semi-massive sulphides assayed 0.91% Ni, 0.28% Cu, 0.04% Co, 0.11 g/t Pt, 0.087 g/t Pd and 0.021 g/t Au. A 3.07 m interval from 442.34 m to 445.41 m assayed 1.79% Ni and 0.27% Cu.

In 2002 Aurora drilled additional holes along the north shore of Nickel Lake on the Nickel Lake Option / Joint Venture Property (Table 2). Hole NI-12 was a vertical hole designed to test for down-dip extensions of the Ni-Cu sulphide mineralization intersected in hole NI-01 on the north side of Nickel Lake. Semi-massive sulphides, considered to be correlative with mineralization in NI-01, was intersected between 164.15 m and 169.35 m. The mineralization averaged 0.74% Ni, 0.21% Cu, plus 152 ppb Pt and 114 ppb Pd across 5.20 m and is considered to be the eastern extremity of a near-offhole borehole UTEM conductive plate identified by a UTEM survey in hole NI-12 (Figure 3).

NI-13 and NI-14 were drilled to test the down-plunge extension of an embayment on the north side of the Foy Offset Dyke. No mineralization of significance was intersected in either hole. A short vertical hole, NI-15, within the same embayment intersected approximately 18 m of dyke rock within the embayment before passing into granite. From 0 m to 17.87 m this hole averaged 1.69% Ni, 0.43% Cu, 0.07% Co, 0.64 g/t Pt, 0.88 g/t Pd and 0.23 g/t Au (Figure 3).

Previous work by Inco Limited and current work by Aurora in the Nickel Lake Property and the Falconbridge Option / Joint Venture Foy Property have indicated a section of the Foy Offset Dyke that is mineralized over a length of about 2 km. This mineralized section extends from Inco's WD-150 Ni-Cu sulphide deposit in the southeast, through the Aurora discoveries on the northeast and north sides of Nickel Lake (Holes NI-01, -02, -04, -15, for example), the low grade mineralization in hole NI-12 and the indicated near-offhole UTEM conductive plate to the mineralization further west-northwest at Foster Lake.

TABLE 2
INCO - AURORA NICKEL LAKE JOINT VENTURE 2002 DRILLING

DDH	AZIMUTH (degrees)	INCLINATION (degrees)	TOTAL LENGTH (metres)	LENGTH WITHIN NICKEL LAKE JV (metres)	Comments
NI-03-02	29.35	-54.98	723.00	176.00	Borehole extension designed to probe beyond a mega-inclusion of granite and a building BHUTEM response to the east.
NI-03-03	29.70	-47.90	626.00	462.94	Borehole designed to probe upper sector of modeled BHUTEM plate and to test upward extension of massive sulphide zone developed along mega-inclusion intersected along NI-03/NI-04 drill section.
NI-05	229.90	-80.98	534.00	234.90	Borehole designed to test the NW extension of modeled BHUTEM 4 plate/sulphide zone, approx. 50 m NW of the NI-03/NI-04 drill section.
NI-06	211.30	-76.08	578.00	553.49	Borehole designed to test the SE extension of modeled BHUTEM 4 plate/sulphide zone, approx. 50 m SE of the NI-03/NI-04 drill section.
NI-07	240.59	-84.18	783.28	762.87	Borehole was designed to probe for NW extension of Nickel Lake sulphide zone at a target depth of approx. 450 m proximate to hangingwall of Offset Dyke and to serve as deep platform for BHUTEM surveying.
NI-08	212.63	-58.27	459.00	113.23	Borehole designed to test an off-hole TDEM conductor detected in DDH #NI-02 at a downhole depth of approx. 225 m and to probe the Offset Dyke's footwall at depth.
NI-09	---	-90.00	827.00	827.00	Borehole designed to vertically intersect the mega-inclusion controlled (rimming) massive sulphide zone delineated in the NI-03/NI-04 drill section.

DDH	AZIMUTH (degrees)	INCLINATION (degrees)	TOTAL LENGTH (metres)	LENGTH WITHIN NICKEL LAKE JV (metres)	Comments
NI-10	223.10	-80.40	710.00	710.00	Borehole was designed to probe for SE extension of Nickel Lake sulphide zone at a target depth of approx. 450 m and to serve as deep platform or BHUTEM surveying.
NI-11	---	-90.00	560.00	560.00	Borehole designed to probe for down-dip extension of Inco's Nickel Lake deposit on Nickel Lake JV ground and to serve as deep platform for BHUTEM surveying.
NI-12	---	-90.00	775.00	775.00	Borehole designed to test for down-dip extension of sulphide zone intersected proximate to hangingwall of Offset in upper portion of DDH # NI-01 and to serve as deep platform for BHUTEM surveying.
NI-13	315.00	-78.00	131.00	131.00	Borehole designed to undercut AEROTEM conductors, probe the embayment along hangingwall of Offset at depth and to serve as platform for BHUTEM surveying.
NI-14	320.00	-80.00	161.00	161.00	Borehole designed to undercut AEROTEM conductors, probe the embayment along hangingwall of Offset at depth and to serve as platform for BHUTEM surveying.
NI-15	---	-90.00	50.00	50.00	Short vertical borehole designed to establish the terrace / trough nature of the small embayment along the hangingwall of the Offset and to test an AEROTEM conductor.
NI-16	157.00	-75.00	669.00	455.00	To test a modelled, off-hole BHUTEM conductor detected at 156 m vertical depth in DDH #NI-12. The borehole is designed to test the plate at 300 m vertical depth, approx. mid way down it's dip extent and 75 m from it's NE extremity.
NI-17	157.00	-73.00	693.00	448.00	Borehole designed to test the off-hole BHUTEM anomaly detected in DDH #NI-12 and to probe the hangingwall of the Offset at depth (approx. 300 m vertical) below the massive sulphides intersected in the upper portion of DDH #NI-02.

10. ADJACENT PROPERTIES AND MINERAL BELTS (Item 17)

The Sudbury Mining Camp is one of the most prolific geological environments for economic occurrences of magmatic Ni-Cu-PGM's in the world. The Ni-Cu-PGM orebodies at Sudbury are considered to constitute the largest known concentration of Ni-Cu sulphides on Earth (Figure 1). Total reserves and production are estimated at about 1.6 billion tonnes of ore. Production to date is in excess of 8.4 million tonnes of nickel metal and 8.3 million tonnes of copper metal (Naldrett, 1994).

As such, there are numerous adjacent properties in the Sudbury Mining Camp that are in production, have been in production in the past or are prospective. There is ample literature and statistical data that corroborates the production, resources, reserves and exploration history of the Sudbury Mining district as references in this report.

11. QUALITY ASSURANCE AND CONTROLS (Items 14, 15 & 16)

11.1 SAMPLING METHODOLOGY AND RELIABILITY (Item 14)

For the Nickel Lake Project drilling program, the drill core is sawn in half with a diamond saw with half being retained at the Aurora core storage facility at 1988 The Kingsway, Sudbury, ON while the remainder is sent for assay. Generally, the drill core is sampled in one-metre intervals for disseminated mineralization and one-half metre intervals for massive mineralization.

Lithogeochemical samples are panel sampled or channel sampled during mapping and prospecting to be representative of the outcrop. Channel samples are cut with a diamond saw in trenching program.

11.2 SAMPLE PREPARATION, ANALYTICAL PROCEDURES AND SECURITY (Item 15)

ANALYTICAL PROCEDURES

On the Nickel Lake Project, samples are dried, crushed and approximately 250 grams are pulverized to pass 75 microns at ALS Chemex's preparation facility in Mississauga, Ontario. Pulps are shipped to their laboratory in Vancouver, B.C. for analyses. Gold, platinum and palladium are analyzed by fire assay with an ICP finish. A gravimetric assay is done for gold values greater than 1000 ppb. Silver, copper, nickel and cobalt are initially digested in a partial extraction by aqua regia digestion and analyzed by atomic absorption. For values greater than 10,000 ppm a total digestion with atomic absorption finish is undertaken.

SUMMARY OF QUALITY CONTROL PROCEDURES

Aurora has implemented a quality control program to ensure best practice in the sampling and analysis of the drill core. The drill core and lithogeochemical samples are transported in security-sealed bags for preparation at ALS Chemex in Mississauga, Ontario. This ISO 9001: 2000 registered laboratory is actively pursuing ISO 17025 certification under CAN-P-1579 "Guidelines for Accreditation of Mineral Analysis Testing Laboratories". In addition to the laboratory's internal analysis of accuracy and precision, Aurora submits standards for analysis of accuracy of the results.

Sample duplicates are taken in all Aurora drill programs with a duplicate being taken every 40th sample. Also randomly selected pulps are selected and sent to a second certified lab for analysis. Approximately 5% of all samples are checked in this fashion.

11.3 DATA CORROBORATION STATEMENT (Item 16)

The author visited the Nickel Lake Project site on January 29, 2003 and was satisfied that the geological controls, accuracy of surveying of drill collars and downhole orientation, the sampling methods and procedures and the chain of custody met with the highest standards of best practice. Aurora is using reputable, certified labs for their analyses. The analytical methods used meet with industry standards.

In the author's opinion, adequate quality control procedures are in place for the stage of the project. Aurora has utilized independent standards to check for accuracy of the lab results and to check for any contamination of results in the Nickel Lake drill program. As the project advances to a resource development stage, further quality control procedures may be required and can be reviewed at that time.

In the opinion of the author, the computerized data management system utilized by Aurora is of the highest standards. The information is well organized, is backed up on a regular basis and produces high quality geological logs, sections and three-dimensional drawings.

12. MINERAL PROCESSING AND METALLURGICAL TESTING (Item 18)

The mineralization encountered in exploration of the Nickel Lake Property is typical of Sudbury District copper-nickel ores and as such, should not pose any processing or metallurgical risks. However, there have been no mineral processing or metallurgical tests completed at the current stage of this project.

13. MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES (Item 19)

No mineral reserves or resources have been defined on the Nickel Lake Joint Venture Property.

14. OTHER DATA, ADDITIONAL REQUIREMENTS AND ILLUSTRATIONS (Items 20, 25 & 26)

Items 20 and 25 are irrelevant and illustrations (Item 26) are provided at the end of the report.

15. CONCLUSION AND RECOMMENDATIONS (Items 21 & 22)

Exploration activities by Aurora have resulted in the discovery of Ni-Cu sulphide mineralization concentrated on the hangingwall of the Foy Offset Dyke in the Nickel Lake area. The sulphide mineralization is interpreted to occur associated with protrusions or ledges of granitoid country rock projecting into the hangingwall of the dyke. Drilling to date has indicated the presence of a zone or zones of massive to semi-massive mineralization that lie in part beneath Nickel Lake and in part on the adjacent Nickel Lake Option / Joint Venture ground.

A borehole UTEM survey has indicated the presence of a near-offhole conductive plate at a depth of 156 m in drill hole NI-12 which could possibly be related to near surface mineralization intersected in holes NI-01 and NI-02 on the Nickel Lake ground.

Previous work by Inco Limited and current work by Aurora in the Nickel Lake Property and the adjacent Falconbridge Option / Joint Venture Foy Property have indicated a section of the Foy Offset Dyke that is mineralized over a length of about 2 km. This mineralized section extends from Inco's WD-150 Ni-Cu sulphide deposit in the southeast, through the Aurora discoveries on the northeast and north sides of Nickel Lake (holes NI-01, -02, -04, -15 for example), the low grade mineralization in hole NI-12 and the indicated near-offhole UTEM conductive plate to the mineralization further west-northwest at Foster Lake.

To further evaluate the known mineralization and the indicated borehole NI-12 UTEM anomaly, a program of borehole geophysics and diamond drilling has been budgeted by Aurora (Table 3).

TABLE 3

INCO - AURORA NICKEL LAKE JOINT VENTURE

PROPOSED PROGRAM AND BUDGET, 2003

1.	Diamond Drilling: 1,200 m @ $85/m all inclusive - includes drilling, supervision, logging, sampling, analysis, etc.		$ 102,000
2.	Borehole UTEM Surveys		24,000
		Sub-Total	$ 126,000
		10% Contingency	12,500
		TOTAL	$ 138,500

L.D.S. Winter, P.Geo.
February 3, 2003

REFERENCES (Item 23)

There is extensive literature on the geology and mineral deposits of the Sudbury area, however, the following references used in the preparation of this report are considered to be the most pertinent.

1. Aeroquest Limited, 2000

   Report on a Helicopter-borne Magnetic and Electromagnetic Survey, Midrim, Footwall, Foy 1, Foy 2 and North Range Projects, Ville Marie, P.Q. and Sudbury, Ont. Area for Aurora Platinum Corp., December, 2000.

2. Aurora Platinum Corp., 2002

   Unpublished maps, reports, drill logs, etc.

3. Blasco, K. and Lamontagne, Y., Lamontagne Geophysics Ltd., 2001

   Logistics and Interpretation Report on a BH UTEM 4 Survey in Sudbury, Ontario for Aurora Platinum Corp., Foy: Holes Ni-01, Ni-02, Foy Main: Hole DDH-06, Wisner: Holes DDH-01, 05, 07, 04, May/July, 2001

4. Byron, M., Aurora Platinum Corp., 2002

   Memo to Scott McLean, Falconbridge Ltd., Winter Drill Proposal and Project Summary, Foy Offset Property, January 18, 2002.

5. Card, K.D. and Meyn, H.D., 1969

   Geology of the Leinster-Bowell Area, District of Sudbury, Ontario Department of Mines, Geological Report 65.

6. Cosec, M., 2000

   Some Sudbury Production Statistics, Staff Geologist, Sudbury District, Ontario Geological Survey, 2000.

7. Dressler, B.O., 1984

   Sudbury Geological Compilation. Ontario Geological Survey Map 2491, Precambrian Geology Series, scale 1:50,000, geological compilation 1982-83.

8. Dressler, B.O., Gupta, V.L. and Muir, T.L., 1991

The Sudbury Structure. In Thurston, P.C. et al.,.(ed.) Geology of Ontario. Ontario Geological Survey Special Volume 4, 593-625.

9. Dressler, B.O., Peredery, W.V. and Muir, T.L., 1992

Geology and Mineral Deposits of the Sudbury Structure, Ontario Geological Survey, Guidebook 8, 33 pages.

10. Eckstrand, O.R, 1995

Magmatic Nickel-Copper-Platinum Group Elements, in Geology of Canadian Mineral Deposit Types, Geological Survey of Canada, Geology of Canada No. 8.

11. Falconbridge Limited, 2001, 2002

Quarterly Summary Report of Activities, Footwall Project, May, July and September, 2001, January and May, 2002.

12. Fugro Airborne Surveys, 2001

Logistics and Processing Report of the Airborne Magnetic and MEGATEM II Electromagnetic Multicoil Survey of the Foy Project, Phase 1, Sudbury, Ontario for Aurora Platinum Corp., September, 2001.

13. Giblin, P.E., 1984

History of Exploration and Development of Geological Studies and Development of Geological Concepts. In the Geology and Ore Deposits of the Sudbury Structure, Ontario Geological Survey Special Volume 1.

14. Grant, R.W. and Bite, A., 1984

Sudbury Quartz Diorite Offset Dykes. In the Geology and Ore Deposits of the Sudbury Structure. Ontario Geological Survey Special Volume 1.

15. Heminsley, G. and Lafortune, G., Lamontagne Geophysics Ltd., 2002

Logistics and Interpretation Report on a BH UTEM 4 Survey in Sudbury, Ontario for Aurora Platinum Corp., Nickel Lake: Holes Ni-03-2, Ni-04, January, 2002.

16. Heminsley, G. and Sinclair, R., Lamontagne Geophysics Ltd., 2001

Interpretation Report on a BH UTEM 4 Survey in Sudbury, Ontario for Falconbridge Limited, Footwall Zone: Holes F-286, F-287, F-288, F-290, F-291, F-292, October, 2001.

17. Krogh, T.E., Davis, D.W. and Corfu, F., 1984

Precise U-Pb Zircon and Baddeleyite Ages for the Sudbury Area. In the Geology and Ore Deposits of the Sudbury Structure. Ontario Geological Survey Special Volume 1.

18. Langridge, R. and Sinclair, R., Lamontagne Geophysics Ltd., 2001

Logistics Report and Interpretation UTEM 3 Survey, Falconbridge Footwall Project, Falconbridge, Sudbury for Falconbridge Limited (Exploration), May, 2001.

19. Lightfoot, P.C., Naldrett, A.J. and Morrison, G., 1997

Sublayer and Offset Dykes of the Sudbury Igneous Complex - an Introduction and Field Guide. Ontario Geological Survey Open File Report 5965.

20. Lochhead, D.R., 1955

The Falconbridge Ore Deposit, Canada. Economic Geology, v. 50, pp. 42-50.

21. Mawdsley, J.B., 1931

Geology of Part of the Falconbridge and Errington Properties in the Vicinity of Sudbury, Ontario. Geological Survey of Canada, Memoir 165, pp. 82-88.

22. Mazur, R.J., 2002

Falconbridge Option Properties, Foy and Footwall, Sudbury, Ontario TR for Aurora Platinum Corp. for NI 43-101, 43 p. Appendix.

23. Meyer, G., Cosec, M., Grabowski, G.P.B., Guindon, Chaloux, E., and Charette, M., 2000

Open File Report 6007, Report of Activities, Resident Geologists Program, Kirkland Lake and Sudbury Districts, Ontario Geological Survey, 2000.

24. Mining Magazine, April 2000, p. 234.

25. Naldrett, A.J., 1984

Mineralogy and Composition of the Sudbury Ores. In the Geology and Ore Deposits of the Sudbury Structure. Ontario Geological Survey Special Volume 1.

26. Naldrett, A.J., Innes, D.F, Sowa, J. and Gorton, M.P., 1982

Compositional Variations Within and Between Five Sudbury Ore Deposits. Economic Geology, v. 77, 1519-1534.

27. Naldrett, A.J., Pessaran, R., Asif, M. and Li, C., 1994

Compositional Variation in the Sudbury Ores and Prediction of the Proximity of Footwall Copper-PGE Orebodies. In Lightfoot, P.C. and Naldrett, A.J. (eds.) Proceedings of the Sudbury - Noril'sk Symposium. Ontario Geological Survey Special Volume 5, 133-146.

28. Naldrett, A.J., 1994

The Sudbury-Noril'sk Symposium, An Overview, in Lightfoot, P.C. and Naldrett, A.J. (eds.) Proceedings of the Sudbury-Noril'sk Symposium, Ontario Geological Survey Special Volume 5, 3-8.

29. Naldrett, A.J., Asif, M., Schandl, E., Searcy, T., Morrison, G.G., Binney, W.P., Moore, C., 1999

Platinum-Group Elements in the Sudbury Ores: Significance with Respect to the Origin of Different Ore Zones and to the Exploration for Footwall Orebodies, Economic Geol., v. 94, no. 2, p. 185-210.

30. Owen, D.L. and Coats, C.J.A., 1984

Falconbridge and East Mines. In The Geology and Ore Deposits of the Sudbury Structure. Ontario Geological Survey Special Volume 1.

31. Pattison, E.F., 1979

The Sudbury Sublayer, Canadian Mineralogist 17, 257-274.

32. Winter, L.D.S., 2000

Geological Report on the Foy Project, Foy and Bowell Townships and the Footwall Project, Falconbridge and Garson Townships, District of Sudbury, Ontario for Aurora Platinum Corp., August 8, 2000.

L.D.S. Winter

1849 Oriole Drive, Sudbury, ON P3E 2W5
(705) 524-4106
(705) 524-6368 (fax)
email: swinter@vianet.ca

CERTIFICATE OF AUTHOR (Item 24)

I, Lionel Donald Stewart Winter, P. Geo. do hereby certify that:

1. I am currently an independent consulting geologist.

2. I graduated with a degree in Mining Engineering (B.A.Sc.) from the University of Toronto in 1957. In addition, I have obtained a Master of Science (Applied) (M.Sc. App.) from McGill University, Montreal, QC.

3. I am a life member of the Canadian Institute of Mining, the Prospectors and Developers Association of Canada, a Fellow of the Geological Association of Canada, a Registered Geoscientist in Ontario and a Registered Geoscientist in British Columbia (P.Geo.)

4. I have worked as a geologist for a total of 45 years since my graduation from university.

5. I have read the definition of "qualified person" set out in National Instrument 43-101 ("NI 43-101") and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of NI 43-101.

6. I am the author responsible for the preparation of the technical report titled "Technical Report for Aurora Platinum Corp. on the Inco - Aurora Nickel Lake Option / Joint Venture, Sudbury, Ontario" and dated February 3, 2003 (the "Technical Report"). I visited the Project Area on January 29, 2003 for one (1) day.

7. I have not had prior involvement with the project that is the subject of the Technical Report.

8. I am not aware of any material fact or material change with respect to the subject matter of the Technical Report that is not reflected in the Technical Report, the omission to disclose which makes the Technical Report misleading.

9. I am independent of the issuer applying all of the tests in section 1.5 of National Instrument 43-101.

10. I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

11. I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them, including electronic publication in the public company files on their websites accessible by the public, of the Technical Report.

Dated this 3rd Day of February, 2003

____________________________ (seal or stamp of QP)

Signature of QP

L.D.S. Winter

Print name of QP

L.D.S. Winter

1849 Oriole Drive, Sudbury, ON P3E 2W5
(705) 524-4106
(705) 524-6368 (fax)
email: swinter@vianet.ca

CONSENT OF AUTHOR

TO: TSX Venture Exchange
Ontario Securities Commission
British Columbia Securities Commission
Alberta Securities Commission
Quebec Securities Commission

I, Lionel Donald Stewart Winter, P.Geo., do hereby consent to the filing, with the regulatory authorities referred to above of the technical report titled "Technical Report for Aurora Platinum Corp. on the Inco - Aurora Nickel Lake Option / Joint Venture, Sudbury, Ontario" and dated February 3, 2003 (the "Technical Report") and to the written disclosure of the Technical Report and of extracts from or a summary of the Technical Report in the written disclosure in the Annual Information Form of Aurora Platinum Corp. being filed.

I also certify that I have read the written disclosure being filed and I do not have any reason to believe that there are any misrepresentations in the information derived from the Technical Report or that the written disclosure in the Annual Information Form of Aurora Platinum Corp. contains any misrepresentation of the information contained in the Technical Report.

Dated this 3rd Day of February, 2003

________________________ (seal or stamp of QP)

Signature of QP

L.D.S. Winter

Print name of QP

Wisner Zone

Nickel Lake West Zone

Nickel Lake East Zone

Milnet Mine

Parkin Offset

Whistle Offset

Whistle Mine

Wanapitei Lake

Hess Offset

Foy Offset

Nickel Offset

Crazy Creek Zone

Nelson Lake

North Range

WD38 Zone

Nickel Lake JV (Arp/Inco)

Capre Lake Mine

Victor Mine

Maclennan Mine

MacLennan Offset

Big Levack
Longvack
Coleman Mine
Longvack South
Lower Coleman
Strathcona Mine
McCreedy East
Fecunis
Fraser
North
Levack
Craig
McCreedy West
Boundary
Onaping Mine
Harding Mine

Windy Lake

Whitson Lake

Norduna mine

Cryderman

Falconbridge East Mine

Falconbridge Mine

Garson Mine

Kirkwood Mine

Sheppard Mine

Blezard Mine

Lindsley Mine

Nickel Mine

Stobie

Frood Open Pit

Frood Offset

Ministic Offset

Vermilion Lake

Whitewater Lake

McKim Mine

Murray

Pump Lake

Clarabelle

Sudbury

Copper Cliff North

Copper Cliff #2

Copper Cliff

Copper Cliff South

Copper Cliff Offset

Ramsey Lake

Kelly Lake

Kelly Lake Discovery

Trillabelle

South Range

North Star Mine

Creighton Mine

Gertrude Mine

Sultana

Chicago Mine

Victoria Mine

Crean Hill

Vermilion Mine

Lockerby Mine

Worthington Offset

Kidd Copper

Worthington Mine

Totten Mine

Aurora Platinum 100% Ground

Optioned claims

Sudbury Igneous Complex

Sublayer; Offsets Rocks and sulphide -bearing gabbroic rocks

Upper Zone; Granophyre

Middle Zone; Quartz gabbro

Lower Zone; Norite

Ni, Cu, Pt, Pd deposit / showing

0 1 2 4 6 8 10 km

SCALE

FIGURE 1
AURORA PLATINUM CORP.
Inco Option / Joint Venture
NICKEL LAKE PROJECT
Location Map
February, 2003

Foy Project Claims

Aurora Nickel Lake Discoveries

Foster Lk.

Inco JV

NI-01-01

NI-01-02

Nickel Lk.

NI-01-04

NI-01-03

Inco's WD-150 Deposit

Rand Creek


NI-01-02
Drill Hole Location


0
1000
metres

FIGURE 2
AURORA PLATINUM CORP.
Inco Option / Joint Venture
NICKEL LAKE PROJECT
Property
February, 2003



489100.0 E
489300.0 E
489500.0 E
489700.0 E
489900.0 E
5176800.0 N
5176400.0 N
5176200.0 N
NI-15
NI-13
NI-14
NI-12
NI-07
NI-05
NI-03-02
NI-03-03
NI-06
NI-09
NI-19
NI-17
NI-10
NI-08
NI-18
NI-16
NI-04
NI-03-01
NI-01
NI-02
NI-11
DDH Trace Legend
Diss. / Blebby Sulphides
Semi-Massive / Massive Sulphides
0
100
metre
Nickel Lake Deposit
(~1.6 million tons)
Inco - ARP
Inco
Outline of Nickel Lake target area

FIGURE 3
AURORA PLATINUM CORP.
Inco Option / Joint Venture
NICKEL LAKE PROJECT
Diamond Drill Holes
February, 2003


Foy Offset Dyke
Open
Hangingwall Granite
Ni-03-01
Ni-03
Ni-03-03
Ni03-02
Open
Footwall Granite
Open
Ni-04
Ni-09
0
20
40
Metres

FIGURE 4
AURORA PLATINUM CORP.
Inco Option/ Joint Venture
NICKEL LAKE PROJECT
Section NI-03 / NI-04
Nickel Lake Zone
February, 2003


Legend
IQD
Granite
Massive Sulphides
Diss. / Blebby Sulphides
Drill Indicated Ore

TECHNICAL REPORT

NI 43-101 F1

FOR

AURORA PLATINUM CORP.

ON THE

LANSDOWNE HOUSE PROPERTY

BARTMAN LAKE AREA

NORTHWESTERN, ONTARIO

L.D.S. Winter, P. Geo.

January 30, 2003

TABLE OF CONTENTS

LIST OF FIGURES

LIST OF TABLES

1. SUMMARY (Item 3)

The 100% owned Lansdowne House property of Aurora Platinum Corp. (Aurora) is located approximately 200 km northeast of Pickle Lake and 450 km northeast of Thunder Bay, in northwestern Ontario. The property consists of 66 unpatented mining claims (930 units, 14,880 ha).

The 2001 exploration program, which consisted of an airborne magnetic and electromagnetic (EM) survey, bedrock mapping, diamond drilling and lithogeochemical sampling was designed to continue the evaluation of the economic potential of the layered mafic-ultramafic Lansdowne House Igneous Complex (LHIC) for copper-nickel (Cu-Ni) and reef-type platinum group metal (PGM) mineralization similar to those hosted by the Stillwater and Bushveld igneous complexes in Montana and South Africa, respectively. Apart from 50 km of line-cutting started in December 2002, no exploration work was carried out on the property in 2002.

In the regional context, the Lansdowne House property occurs within the 2.7 Ga - 2.8 Ga old Oxford Lake - Stull Lake Terrane near the faulted contact with the 2.9 Ga - 3.0 Ga old North Caribou Terrane within the Sachigo Subprovince of northwestern Superior Province. The property is underlain by volcanic-sedimentary sequences and mafic to ultramafic rocks of the LHIC. The LHIC, which was probably emplaced initially as a lopolith/sill-like body into the supracrustal and gneissic tonalitic basement rocks, is presently exposed as a ring-shaped structure. After the emplacement, the LHIC was folded along with supracrustal and tonalitic rocks and later tilted to the southwest exposing the ultramafic base of the intrusion within the northeastern part of the property.

From an economic perspective, the most important rocks on the property are the layered mafic-ultramafic sequences of the LHIC which host numerous Cu-Ni-PGM occurrences. The LHIC is informally and broadly subdivided into three zones:

1) a predominantly ultramafic basal zone comprising layered peridotite-pyroxenite sequences in the Rowell Lake area,

2) a middle zone, comprising predominantly cumulate gabbroic sequences (meso- to melanocratic, gabbro ± leucogabbro-gabbroic breccias) and minor ultramafic rocks within the Lavoie Lake - Lavoie Creek - Bartman Lakes areas; and,

3) an upper zone, consisting of predominantly diorite-leucogabbro-anorthosite-gabbro-magnetite cumulate sequences in the Gabbro Lake area near the northwestern property boundary. The PGM-dominated mineralization (e.g., 1.04 g/t Pd+Pt (palladium + platinum) over 25.5 m includes 3.1 g/t Pd+Pt over 1.5 m - LH01-20) occurs within sulphide-poor, plagioclase-rich gabbroic rocks within the middle zone of the complex (the "reef").

The Cu-Ni- mineralization, which is associated with disseminated and net-textured semi-massive to massive sulphide, occurs within meso- to melanocratic cumulate gabbro and associated magmatic breccias within the middle zone of the LHIC. The chondrite normalized plots of these gabbros display flat to weak slopes/fractionation trends (La/Yb=<5). The best example of disseminated Cu-Ni sulphide mineralization occurs in drill hole LH01-06 where a 220.6 m (134.2 m - 354.8 m) intercept yielded 0.23% Cu-Ni and 0.32 g/t Pd+Pt. Within this broad intercept several massive sulphide lenses yielded higher grades of copper (e.g., 1.1% - 2% over 0.4 m - 1 m) and nickel (e.g., 0.4% - 0.9% over <0.5 m).

Vanadium-titanium (V-Ti) mineralization (up to 0.81% V_2O_5 and 8.2% TiO_2 over 3.0 - 13.5 m) associated with semi-massive to massive magnetite cumulate was discovered in drill hole LH01-10. The mineralization is hosted by gabbro-leucogabbro-anorthosite sequences within the upper/roof zone of the LHIC. These values are comparable to vanadium deposits being mined, at average grade ranging from 0.47% to 1.4% V_2O_5, in the Bushveld Igneous Complex (South Africa) and at the Windimurra Mine (Australia).

To continue the evaluation of the economic potential (e.g., lateral and down-dip extensions and grades) of both sulphide and oxide associated base-precious metal mineralization, a 3,000 m diamond drilling program and detailed ground

geophysical surveys in selected areas has been approved by Aurora. The exploration program has a proposed budget of $64,000 in Phase 1 (completed) and $810,600 in Phase 2 (in progress). Upon completion of both phases, the total expenditure will be $874,600.

2. INTRODUCTION AND TERMS OF REFERENCE (Items 4 & 5)

The writer has been requested by the management of Aurora to provide a summary of the exploration results to December 31, 2002 on the Lansdowne project. This report has been prepared for the purposes of filing an Annual Information Form (AIF) for Aurora Platinum Corp., a publicly-traded mineral resource company listed on the TSX Venture Exchange, Toronto, Ontario, Canada. This report is based on the writer's visit to the property area in October, 2000 and the report prepared at that time (Winter, 2000) and the report by Mazur and Osmani (2002) prepared for Aurora Platinum Corp. on the 2001 exploration program. The author does not take any responsibility for legal, environmental, political or other non-technical issues related to this report.

3. PROPERTY DESCRIPTION AND LOCATION (Item 6)

3.1 LOCATION

The Lansdowne House property is located approximately 200 km and 450 km, respectively, northeast of Pickle Lake and Thunder Bay in northwestern Ontario, Canada (Figure 1). The property is centred at UTM co-ordinates, Zone 16, 5817000N; 460000E and occurs within NTS maps sheets 43D/5, 6, 11 and 12.

3.2 CLAIM OWNERSHIP AND STATUS

TABLE 1

LIST OF CLAIMS - LANSDOWNE HOUSE PROPERTY

Claim No.	Township	Units	Area (ha)	Recording Date
TB1241301	Springer Lake	6	96	Apr. 19, 2000
TB1241644	Owen Lake	8	128	Apr. 19, 2000
TB1241645	Owen Lake	16	256	Apr. 19, 2000
TB1241646	Owen Lake	16	256	Apr. 19, 2000
TB1241647	Owen Lake	12	192	Apr. 19, 2000
TB1241648	Owen Lake	4	64	Apr. 19, 2000
TB1241649	Owen Lake	16	256	Apr. 19, 2000
TB1241650	Owen Lake	12	192	Apr. 19, 2000
TB1241651	Owen Lake	4	64	Apr. 19, 2000
TB1241652	Owen Lake	16	256	Apr. 19, 2000
TB1241653	Owen Lake	16	256	Apr. 19, 2000
TB1241654	Owen Lake	16	256	Apr. 19, 2000
TB1241655	Owen Lake	8	128	Apr. 19, 2000
TB1241656	Owen Lake	16	256	Apr. 19, 2000
TB1241657	Owen Lake	16	256	Apr. 19, 2000
TB1241658	Owen Lake	16	256	Apr. 19, 2000
TB1241659	Owen Lake	16	256	Apr. 19, 2000
TB1241660	Owen Lake	8	128	Apr. 19, 2000
TB1241661	Springer/Owen	16	256	Apr. 19, 2000
TB1241662	Springer/Owen	16	256	Apr. 19, 2000
TB1241663	Springer/Owen	16	256	Apr. 19, 2000
TB1241664	Springer/Owen	16	256	Apr. 19, 2000
TB1241665	Springer Lake	16	256	Apr. 19, 2000
TB1241666	Springer Lake	16	256	Apr. 19, 2000
TB1241667	Springer Lake	16	256	Apr. 19, 2000
TB1241668	Springer Lake	16	256	Apr. 19, 2000
TB1241669	Bartman Lake	8	128	Apr. 19, 2000
TB1241670	Bartman Lake	16	256	Apr. 19, 2000
TB1241671	Springer Lake	16	256	Apr. 19, 2000
TB1241672	Springer Lake	16	256	Apr. 19, 2000
TB1241673	Springer Lake	16	256	Apr. 19, 2000
TB1241674	Bartman Lake	16	256	Apr. 19, 2000
TB1241675	Bartman Lake	16	256	Apr. 19, 2000
TB1241676	Bartman Lake	16	256	Apr. 19, 2000
TB1241677	Bartman Lake	8	128	Apr. 19, 2000
TB1241678	Bartman Lake	12	192	Apr. 19, 2000
TB1241679	Bartman Lake	16	256	Apr. 19, 2000
TB1241680	Bartman Lake	16	256	Apr. 19, 2000
TB1241681	Bartman Lake	16	256	Apr. 19, 2000
TB1241682	Springer Lake	16	256	Apr. 19, 2000
TB1241683	Springer Lake	16	256	Apr. 19, 2000

Claim No.	Township	Units	Area (ha)	Recording Date
TB1241684	Springer Lake	16	256	Apr. 19, 2000
TB1241685	Springer Lake	16	256	Apr. 19, 2000
TB1241686	Springer Lake	12	192	Apr. 19, 2000
TB1241687	Springer Lake	12	192	Apr. 19, 2000
TB1241688	Springer Lake	16	256	Apr. 19, 2000
TB1241689	Bartman Lake	16	256	Apr. 19, 2000
TB1241690	Bartman Lake	16	256	Apr. 19, 2000
TB1241691	Bartman Lake	16	256	Apr. 19, 2000
TB1241692	Bartman Lake	8	128	Apr. 19, 2000
TB1241693	Bartman Lake	16	256	Apr. 19, 2000
TB1241694	Bartman Lake	16	256	Apr. 19, 2000
TB1241695	Springer Lake	16	256	Apr. 19, 2000
TB1241696	Springer Lake	16	256	Apr. 19, 2000
TB1241697	Bartman Lake	16	256	Apr. 19, 2000
TB1241698	Bartman Lake	16	256	Apr. 19, 2000
TB1241699	Bartman Lake	8	128	Apr. 19, 2000
TB1248700	Bartman/Springer	16	256	Apr. 19, 2000
TB1248714	Bartman/Springer	16	256	Mar. 29, 2001
TB1248715	Springer Lake	12	192	Mar. 29, 2001
TB1248716	Springer Lake	16	256	Mar. 29, 2001
TB1248717	Bartman Lake	8	128	Mar. 29, 2001
TB1248718	Bartman Lake	16	256	Mar. 29, 2001
TB1248719	Bartman Lake	12	192	Mar. 29, 2001
TB1133764	Springer Lake	16	256	
TB1133766	Springer Lake	16	256	
Total = **66**		**930**	**14,880**	

3.3 NATURE OF COMPANY'S INTEREST

The Lansdowne House property consists of 66 unpatented mining claims (930 units, 14,880 ha) located within Bartman (G-202), Springer (G-413) and Owen Lakes (G-364) areas (Table 1, Figure 2). Of the 66 claims, 58 were staked in the year 2000, 6 in 2001 by Aurora and 2 were purchased in 2002. Aurora owns 100% interest in all the claims on the property. A total of $1,794,691 was spent on the property in 2001 and assessment credits in this amount were filed with the Ontario Geoscience Assessment Office on March 25, 2002 to hold the 64 staked claims for a minimum of four years and some claims for five years.

In April 2002, Aurora purchased two (2) claims, TB1133764 and TB1133766 from PGM Ventures Corporation for $25,000 in cash and common shares equal in value to $50,000 by way of a private placement. The claims are subject to a 2.5% net smelter royalty (the Royalty). At any time Aurora may purchase up to 1.5 percentage points of the Royalty for $500,000 per one half percentage point (a total of $1.5 million if the full 1.5 percentage points are purchased). Aurora retains the right of first refusal to purchase the remaining 1% Royalty; if PGM Ventures wishes to sell or dispose of the Royalty.

4. ITEMS 7 THROUGH 10

The information contained in Items 7 through 10;

- Item 7: Accessibility, Climate, Local Resources, Infrastructure and Physiography
- Item 8: History
- Item 9: Regional Geological Setting and Property Geology
- Item 10: Exploration Model

has already been presented in the Technical Report entitled, "Lansdowne House Property, Bartman Lake Area, Northwestern Ontario for Aurora Platinum Corp." dated April 12, 2002 and filed on SEDAR. The interested reader is referred to the earlier report for the information contained in these sections.

5. MINERALIZATION AND EXPLORATION RESULTS (Items 11 & 12)

Higher background and anomalous assay values returned by gabbroic samples suggest at least two areas that may host potentially economic Cu-Ni-PGM mineralization and one area of V-Ti±PGM mineralization on the property. The two areas of potentially economic Cu-Ni-PGM deposit are: 1) Lavoie Lake - Lavoie Creek, and 2) Bartman Lake (Figure 3). Both areas are underlain predominantly by gabbroic (±ultramafic) sequences of the LHIC.

The V-Ti mineralization was not observed in outcrop but intersected in drill hole LH01-10 in the Gabbro Lake area within northwestern part of the property.

LAVOIE LAKE - LAVOIE CREEK AREA

In the Lavoie Lake - Lavoie Creek area, two styles of base and precious mineralization occur:

1) PGM-dominated mineralization hosted within sulphide-poor (trace to 3% po-cpy), medium to coarse grained, meso- to leucocratic cumulate gabbro reef and,

2) Ni-Cu-PGM mineralization associated with disseminated and net-textured semi-massive to massive po-cpy within medium-grained, meso- to melanocratic cumulate gabbro and associated breccias. The second style of mineralization was not observed during the course of prospecting/mapping, but was identified by current and past drilling programs carried out in the area.

The best exposures of gabbros found with PGM mineralization occur along the full length of Lavoie Creek within the east-central part of the property. The PGM in this area occurs in medium to coarse-grained (to pegmatitic), mesocratic cumulate gabbro and within a uniquely layered mafic-ultramafic unit consisting of alternating layers of meso- to leucogabbro, anorthosite and melanocratic gabbro to pyroxenite. A total of 26 grab samples of these rocks were collected and analyzed. Of the 26 samples, only four yielded less than background value of 10 ppb Pd+Pt and the remaining 21 samples ranged from 12-260 ppb Pd+Pt. All samples contained nil to <1% sulphides. The PGM mineralization appears to extend from the northeastern end of the Lavoie Creek southwesterly for approximately 2.7 km, closely following the entire length of Lavoie Creek and then folding in an east-southeasterly direction for about 1.3 km to drill holes LH01-02 and 20 (1.04 g/t Pd+Pt over 25.5 m, including 3.2 g/t Pd+Pt over 1.5 m). This interpretation is based on both geophysical and litho-tectonic similarities displayed by the two areas.

Shear zone-hosted gold mineralization was discovered in two areas east of Lavoie Lake. It was not observed in outcrop but was intersected in drill holes (LH01-06 and LH01-07). At these locations, gold is associated with10 to 50% py-po-aspy (arsenopyrite). In drill hole LH01-07, for example, four consecutive core samples taken over 3.0 m core length, yielded 0.45 to 4.8 g/t gold (weighted average 2.96 g/t Au). Anomalous copper-gold also occurs within the Lavoie Lake North Shear Zone (LNSZ) that was intersected by drill hole LH01-06.

BARTMAN LAKE AREA

The Bartman Lake area is underlain predominantly by mafic metavolcanic rocks (massive to pillowed flows and associated breccias), which have been intruded by numerous, small and large sill-like bodies of mafic ultramafic composition (gabbros, hornblendite/pyroxenite). In terms of the Ni-Cu-PGM mineralization, the mafic intrusive rocks are probably the most significant lithologies in the Bartman Lake area. However, shear-hosted gold mineralization was also discovered in this area. A grab sample of mafic rock taken from an old trench located approximately 120 m west of Bartman Lake (UTM 457536E / 5815500N), assayed 9.3 g/t Au and geochemically anomalous PGM, copper and nickel. The sample contained 70-75% arsenopyrite and quartz fragments. The gold at this location occurs within a west-trending, 1-2 m wide silicified (quartz) shear zone. A broad, west to northwest striking deformation zone, the Brazeau Lake Deformation Zone (BLDZ), transect this area. The BLDZ is coincident with similarly trending trains of EM conductors that should be investigated for potentially economic gold mineralization in the Bartman Lake area.

The Cu-Ni mineralization associated with disseminated to semi-massive sulphides (po-cpy-pn) best characterizes the mafic intrusive rocks in the Bartman Lake area. The PGM's are generally subordinate to the Cu-Ni mineralization. Of the few locations, the best example of this style of mineralization was observed at the "Bartman Lake Showing" located on the east shore of central Bartman Lake. Two grab samples of mineralized gabbro taken from the showing assayed highly anomalous base metals and weakly anomalous previous metals (3150 ppm Cu, 3110 ppm Ni, 278 ppm Co, 85 ppb Pd+Pt, 13 ppb Au; and 665 ppm Cu, 1565 ppm Ni, 165 ppm Co and 42 ppb Pd+Pt).

Significant Cu-Ni mineralization was also observed in an old exploration trench located on the western shore of Bartman Lake, approximately 400 m south-southwest of Aurora's base camp. The trench is underlain by highly oxidized float of gabbroic and mafic metavolcanic rocks. The trenched and adjacent areas are characterized by a west-northwest trending linear anomaly of strong magnetic susceptibility, representing the folded southeastern arm of the Bartman Lake North Magnetic High (BNMH). One grab sample of mineralized gabbro assayed 1.11% Cu, 0.17% N, 0.018% Co and 6 ppb Pt+Pd (sample 166605).

GABBRO LAKE AREA

Two types and styles of magmatic mineralization occur in the Gabbro Lake area: 1) V-Ti mineralization associated with oxides occurring within highly fractionated gabbroic sequences and, 2) Cu-Ni±PGM in relatively lesser fractionated gabbroic sequences. The second type and style of mineralization is of lesser economic significance in the Gabbro Lake area than is the first type.

The V-Ti-rich mineralization (0.16 to 0.82% V_2O_5 and up to 8.2% TiO_2) within 3 m to 11 m thick, semi-massive to massive magnetite layers within gabbroic anorthosite occurs near the contact with overlying magnetite-bearing diorite in drill hole LH01-10. This drill hole, located at the north end of Gabbro Lake, intersects the northeast-trending axis of the BNMH. These V-Ti-rich oxide layers were not observed in outcrops. However, a grab sample (166608) of magnetite gabbro that was initially collected for the whole rock geochemistry yielded highly anomalous values of these elements (465 ppm V or 0.083% V_2O_5 and 5.32% TiO_2).

SURVEY CONTROL

All locations of geological data were recorded by GPS co-ordinates.

6. ADJACENT PROPERTIES AND MINERAL BELTS (Item 17)

The SWFZ and KSZ are long-lived, deep crustal structures, which probably represent the ancient terrane boundaries. The layered mafic-ultramafic LHIC and other similar intrusions (e.g., Big Trout Lake, Fishtrap Lake, Canopener Lake and other unnamed intrusions), occurring along these regional faults and their associated subsidiary structures, are thought to have been emplaced, possibly in an intra-continental rift environment. These intrusions collectively form a 50 km - 110 km wide and 480 km long magmatic belt.

The Big Trout Lake Igneous Complex, located 200 km northwest of the LHIC, is a large layered mafic-ultramafic intrusive body measuring 93 km in length and 7 km in thickness (Trusler, 1997). Inco Limited explored for chromite and copper-nickel in the 1960's and 1970's until it was recognized in 1980 that the Complex had potential for Merensky Reef-style PGM mineralization. Exploration for this type of deposit has been under undertaken and significant horizons of platinum-palladium have been identified.

7. QUALITY ASSURANCE AND CONTROLS (Items 14, 15 & 16)

7.1 SAMPLING METHODOLOGY AND RELIABILITY (Item 14)

For the Lansdowne Project drilling program, the drill core is split in half with a hydraulic core splitter. Half of the drill core is generally sampled in half metre, one-metre or one and a half metre intervals. The remaining half of the core is stored in drill racks at the Company's exploration camp at Bartman Lake. Lithogeochemical samples are panel sampled or channel sampled during mapping and prospecting to be representative of the outcrop.

7.2 SAMPLE PREPARATION, ANALYTICAL PROCEDURES AND SECURITY (Item 15)

Aurora has implemented a quality control program to ensure best practice in the sampling and analysis of the drill core. The drill core and lithogeochemical samples are transported in security-sealed bags for preparation at ALS Chemex in Mississauga, Ontario.

Samples are dried, crushed and approximately 250 grams and are pulverized to pass 75 microns. Pulps are shipped to the ALS Chemex Laboratory in Vancouver, B.C. for analyses. Gold, platinum and palladium are analyzed by fire assay with an ICP finish. A gravimetric assay is done for gold values greater than 1000 ppb. Silver, copper, nickel and cobalt are initially digested in a partial extraction by aqua regia digestion and analyzed by atomic absorption. For values greater than 10,000 ppm a total digestion with atomic absorption finish is undertaken. Vanadium and titanium are either partially or totally digested and analyzed by ICP.

This ISO 9001: 2000 registered laboratory is actively pursuing accreditation to ISO 17025 under CAN-P-1579 "Guidelines for Accreditation of Mineral Analysis Testing Laboratories".

7.3 DATA CORROBORATION STATEMENT (Item 16)

The author is satisfied following conversations with Aurora personnel that the geological controls, accuracy of surveying of drill collars and downhole orientation, the sampling methods and procedures and the chain of custody meet with the highest standards of best practice. Aurora is using a reputable, certified lab for their analysis and the analytical methods used for the project meets with industry standards.

In the author's opinion, adequate quality control procedures are in place for the reconnaissance stage of the project. As the project advances to a resource development stage, further quality control procedures will be required. Currently Aurora re-splits every 40th drill core sample for submission to a second lab and in addition 5%

of the pulps from the drill core samples are chosen randomly and submitted to a second lab for check analysis.

In the opinion of the author, the computerized data management system utilized by Aurora is of the highest standards. The information is well organized, is backed up on a regular basis and produces high quality geological logs, sections and three-dimensional drawings.

8. MINERAL PROCESSING AND METALLURGICAL TESTING (Item 18)

No mineral processing or metallurgical studies have been undertaken at this stage of the project. Mineralogical studies were completed on the mineralized samples by Kishar Research. Scanning electron microscope studies have verified the main platinum-palladium ore mineral as michenerite, a (Pt, Pd) bismuth telluride. It occurs interstitially with Cu-Ni sulphides (pyrrhotite, pentlandite, chalcopyrite) and magnetite or with silicates associated spatially with very fine-grained pyrrhotite.

9. MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES (Item 19)

No mineral resource or mineral reserve estimates have been defined.

10. OTHER DATA, ADDITIONAL REQUIREMENTS AND ILLUSTRATIONS (Items 20, 25 & 26)

Items 20 and 25 are irrelevant and item 26 - illustrations are enclosed at the end of the report.

11. CONCLUSION AND RECOMMENDATIONS (Items 21 & 22)

1. The layered LHIC is a lopolith/sill-like body that consists of a basal ultramafic zone (peridotite-pyroxenite) overlain by a middle mafic zone (cumulate meso- to melanocratic gabbro sequences) followed by a mafic to intermediate upper/roof zone (diorite-leucogabbro-anorthosite-gabbro-magnetite cumulate),

2. PGM-dominated mineralization occurs in a sulphide-poor, medium to coarse grained, plagioclase-rich gabbro reef (moderately fractionated with La/Yb=5) within the gabbroic middle zone of the LHIC,

3. Cu-Ni±PGM, which is associated with disseminated and net-textured semi-massive to massive sulphide, is hosted by cumulate meso- to melanocratic gabbros (La/Yb=<5) and associated breccias within the middle zone of the LHIC,

4. The economic potential for Cu-Ni-PGM mineralization is greater higher in the stratigraphy, as in DDH LH01-02, within the middle zone of the complex,

5. V-Ti mineralization, associated with disseminated to massive magnetite, is hosted by diorite-leucogabbro-anorthosite-gabbro-magnetite cumulate (La/Yb=11) in the upper/roof zone of the Complex and,

6. Ultramafic sequences (peridotite-pyroxenite, La/Yb=<1), which comprise the basal zone of the LHIC, contain virtually no sulphides and are deemed a poor host for Cu-Ni or PGM mineralization.

Based on the results of the 2001 exploration program, the following program (Table 2) has been approved by Aurora. It is currently being implemented with the Phase 1 program completed and diamond drilling (Phase 2) has commenced.

TABLE 2

LANSDOWNE HOUSE PROJECT

2003 EXPLORATION PROGRAM AND BUDGET

Phase I Program

1.	Line-cutting: 50 km @ $300/km		$ 15,000
2.	Magnetic survey: 50 km @ $100/km		5,000
3.	Max Min EM survey: 50 km @ $200/km		10,000
4.	Mob and demob		3,000
5.	Helicopter support		20,000
6.	Supplies, fuel, etc.		7,000
		Sub-Total	$ 60,000
		Contingency (10%)	4,000
		TOTAL	$ 64,000

Phase 2 Program

1.	Line-cutting	$ 5,000
2.	IP surveys: 14.2 line-km plus support services, final reports, maps, etc.	32,600
3.	Diamond Drilling: 3,000 m @ $132/m all inclusive - includes direct drilling costs, supervision, logging, sampling, assay, etc.	396,000
4.	Helicopter support	101,000
5.	Fixed-wing support and mob and demob to site	58,500
6.	Fuel	90,500
7.	Meals, camp expenses, etc.	24,500
8.	Reports, maps, etc.	17,000
9.	Vehicle expense	4,000
10.	Administration	7,500
	Sub-Total	$ 736,600
	10% Contingency	74,000
	TOTAL	$ 810,600

Additional exploration work will be contingent on the evaluation of the results obtained in the Phase 2 program. The total expenditure for both phases is $874,600.

L.D.S. Winter, P.Geo.
January 30, 2003

<u>REFERENCES</u> (Item 23)

1. Davis, D.W. and Stott, G.M., 2001

   Geochronology of several greenstone belts in the Sachigo Subprovince, northwestern Ontario; Ontario Geological Survey, Open File Report 6070, p. 18-1 to 18-13.

2. Duffell, S., MacLaren, A.S. and Holman, R.H.C., 1963

   Red Lake - Lansdowne House Area (Bedrock Geology, Geophysical and Geochemical Investigations), Northwestern Ontario; Geological Survey of Canada, Paper 63-5, 15 p.

3. Fugro Airborne Surveys, Ottawa, Ontario, 2001

   Logistics and Processing Report of the Airborne Magnetic and MEGATEM Electromagnetic Multicoil Survey of the Lansdowne House, Ontario, Canada for Aurora Platinum Corp., Job 680 March, 2001.

4. Janse, A.J.A., Downie, I.F., Reed, L.E. and Sinclair, I.G.L., 1986

   Exploration methods, petrology and geochemistry; *in* Extended Abstracts, Fourth International Kimberlite Conference, Perth Australia, 1986, p. 469-471.

5. Mazur, R.J. and Osmani, I.A., 2002

   Lansdowne House Property, Bartman Lake Area, Northwestern Ontario <u>for</u> Aurora Platinum Corp., 45 p.

6. McInnes, W., 1911

   Report on the part of the Northwest Territories of Canada drained by the Winisk and Upper Attawapiskat Rivers; Geological Survey of Canada, Publication 1080.

7. Miller, A., 2001

   The Layered Lansdowne House Intrusive Complex: Petrography and Ore Microscopy of Selected Samples from the 2001 Drill Program, Thunder Bay Mining Division, Ontario, Volume I-III for Aurora Platinum Corp., Kishar Research Inc., Ottawa, Ontario, July 23, 201.

8. Novak, N.D. 1992

   The Blue Heron Project - Geological evaluation report prepared for Blue Falcon Mines Limited covering Springer - Lavoie Lake anomaly and Copping Lake anomaly, Assessment Files, Thunder Bay Resident Geologist Office.

9. Novak, N.D., 1984

Geologic Report - Lansdowne House area project; Unpublished Report, Assessment Files, Thunder Bay Resident Geologist Office.

10. Ontario Geological Survey, 1991

Bedrock Geology of Ontario, Northern Sheet; Ontario Geological Survey, Map 2541, scale 1:1 000 000.

11. Osmani, I.A., 1997

Geology and mineral potential: Greenwater Lake area, West-central Shebandowan greenstone belt; Ontario Geological Survey, Report 296, 135 p.

12. Osmani, I.A., 1991

Proterozoic mafic dyke swarms in the Superior Province of Ontario; *in* Geology of Ontario, Ontario Geological Survey of Ontario, Special Volume 1, p. 431-446.

13. Osmani, I.A., Stott, G.M., Sanborn-Barrie and Williams, H.R., 1989

Recognition of regional shear zones in south-central and northwestern Superior Province of Ontario and their economic significance; *in* Mineralization and Shear Zones, Geological Association of Canada, Short Course Notes, Volume 6, p. 199-218.

14. Osmani, I.A., and Stott, G.M., 1988:

Regional-scale shear zones in Sachigo Subprovince and their economic significance; Ontario Geological Survey, Miscellaneous Paper 141, p. 53-67.

15. Prest, V.K., 1940a

Geology of the Rowlandson Lake area; Ontario Department of Mines, Volume 49, Part 8, p. 1-9.

16. Prest, V.K., 1940b

Geology of the Wunnummin Lake area; Ontario Department of Mines, Volume 49, Part 8, p. 10-19.

17. Prest, V.K., 1963:

Red Lake - Lansdowne House area (Surficial Geology), Northwestern Ontario; Geological Survey of Canada, Paper 63-6, 23 p.

18. Rowlandson, J.E., 1937

Report on Winisk River Mines Limited; Unpublished Annual Report, Assessment Files, Red Lake Resident Geologists Office.

19. Sage, R.P., 1991

Alkalic rock, carbonatite and kimberlite complexes of Ontario, Superior Province; *in* Geology of Ontario, Ontario Geological Survey of Ontario, Special Volume 1, p. 683-709.

20. Stott, G.M., Corfu, F., Breaks, F.W. and Thurston, P.C., 1989

Multiple orogenies in northwestern Superior Province; *in* Geological Association of Canada - Mineralogical Association of Canada, Program with Abstracts, v. 14, p. A56.

21. Thurston, P.C., Osmani, I.A. and Stone, D., 1991

Northwestern Superior Province: Review and Terrane analysis; in Geology of Ontario, Ontario Geological Survey, Special Volume 4, Part 1, p. 81-142.

22. Thurston, P.C., Sage, R.P. and Siragusa, G.M., 1979

Geology of the Winisk Lake area; District of Kenora (Patricia Portion), Ontario Geological Survey, Geological Report 193, 169 p.

23. Trusler, J.R., 1997

International Precious Metals Corporation, Interpretation of the Max-Min II Horizontal Loop EM Survey on a Portion of the Big Trout Lake property, J.R. Trusler and Associates, June 9, 1997.

24. Winter, L.D.S., 2000

Geological Report on the Lansdowne House Property, Northwestern Ontario for Aurora Platinum Corp.

L.D.S. Winter

1849 Oriole Drive, Sudbury, ON P3E 2W5
(705) 524-4106
(705) 524-6368 (fax)
email: swinter@vianet.ca

CERTIFICATE OF AUTHOR (Item 24)

I, Lionel Donald Stewart Winter, P. Geo. do hereby certify that:

1. I am currently an independent consulting geologist.
2. I graduated with a degree in Mining Engineering (B.A.Sc.) from the University of Toronto in 1957. In addition, I have obtained a Master of Science (Applied) (M.Sc. App.) from McGill University, Montreal, QC.
3. I am a life member of the Canadian Institute of Mining, the Prospectors and Developers Association of Canada, a Fellow of the Geological Association of Canada, a Registered Geoscientist in Ontario and a Registered Geoscientist in British Columbia (P.Geo.)
4. I have worked as a geologist for a total of 45 years since my graduation from university.
5. I have read the definition of "qualified person" set out in National Instrument 43-101 ("NI43-101") and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of NI 43-101.
6. I am the author responsible for the preparation of the technical report titled "Technical Report for Aurora Platinum Corp. on the Lansdowne House Property, Bartman Lake Area, Northwestern Ontario" and dated January 30, 2003 (the "Technical Report"). I visited the Project Area on October 12, 2000 for one (1) day.
7. I visited the Lansdowne House Property in 2000 and subsequently prepared a geological report on the property which is the subject of the Technical Report.

8. I am not aware of any material fact or material change with respect to the subject matter of the Technical Report that is not reflected in the Technical Report, the omission to disclose which makes the Technical Report misleading.
9. I am independent of the issuer applying all of the tests in section 1.5 of National Instrument 43-101.
10. I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.
11. I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them, including electronic publication in the public company files on their websites accessible by the public, of the Technical Report.

Dated this 30th Day of January, 2003

______________________________ (seal or stamp of QP)

Signature of QP

L.D.S. Winter

Print name of QP

L.D.S. Winter

1849 Oriole Drive, Sudbury, ON P3E 2W5
(705) 524-4106
(705) 524-6368 (fax)
email: swinter@vianet.ca

CONSENT OF AUTHOR

TO: TSX Venture Exchange
Ontario Securities Commission
British Columbia Securities Commission
Alberta Securities Commission
Quebec Securities Commission

I, Lionel Donald Stewart Winter, P.Geo., do hereby consent to the filing, with the regulatory authorities referred to above of the technical report titled "Technical Report for Aurora Platinum Corp. on the Lansdowne House Property, Bartman Lake Area, Northwestern Ontario" and dated January 30, 2003 (the "Technical Report") and to the written disclosure of the Technical Report and of extracts from or a summary of the Technical Report in the written disclosure in the Annual Information Form of Aurora Platinum Corp. being filed.

I also certify that I have read the written disclosure being filed and I do not have any reason to believe that there are any misrepresentations in the information derived from the Technical Report or that the written disclosure in the Annual Information Form of Aurora Platinum Corp. contains any misrepresentation of the information contained in the Technical Report.

Dated this 30th Day of January, 2003

(seal or stamp of QP)

____
Signature of QP

L.D.S. Winter
Print name of QP



56N
96 W
LANSDOWNE HOUSE
56N
76W
SKFZ
NKFZ
SWFZ
WRF
SACHIGO
SUBPROVINCE
BERENS RIVER SUBPROVINCE
UCHI SUBPROVINCE
Major faults/shears
WRF Winisk River fault
NKFZ North Kenyan fault zone
SKFZ South Kenyan fault zone
SWFZ Stull-Wunnummin fault zone

FIGURE 1
AURORA PLATINUM CORP.
LANSDOWNE PROJECT
Location Map
February, 2003


LH01-10
LH01-09
LH01-08
LH01-17
LH01-04
LH01-18
LH01-19
LH01-03
LH01-05
LH01-20
LH01-06
LH01-02
LH01-07
LH01-01

Legend

LH01-01 Drill Hole Location

0 4

km

FIGURE 2
AURORA PLATINUM CORP.
LANSDOWNE PROJECT
Property Outline, Magnetics
and Drill Hole Location
February, 2003

455000 mE
465000 mE
5820000 mN
5811000 mN
Fe-Ti-V Oxide Horizon
Rowell Lake
Bartman Lake
Brazeau Lake
Springer Lake
Lawbie Lake
Fault
Projected Platinum Reef Horizon
LH01-10
LH01-012
LH01-11
LH01-15
LH01-14
LH0-13
LH01-09
LH01-08
LH01-21
LH01-04
LH01-16
LH01-18
LH01-17
LH01-03
LH01-19
LH01-05
LH01-20
LH01-02
LH01-06
LH01-07
LH01-01
0 1 2 3 4 5
Kilometres



Legend
Ultramafics
Gabbro
Volcanics
Cu-Ni-PGE Mineralization
Projected PGM Reef
Shear-hosted Au
Drill hole location (2001)

FIGURE 3
AURORA PLATINUM CORP.
LANSDOWNE PROJECT
Geology and Drill Hole Locations
February, 2003

TECHNICAL REPORT

NI 43-101 F1

FOR

AURORA PLATINUM CORP.

ON THE

MIDRIM PROJECT

LAVERLOCHÈRE

QUEBEC

L.D.S. Winter, P. Geo.

February 6, 2003

TABLE OF CONTENTS

LIST OF FIGURES

LIST OF TABLES

APPENDICES

1. SUMMARY (Item 3)

The Midrim Baby Township Property is an exploration stage project covering 17 mining claims (723 ha) acquired through an option agreement. Exploration by Aurora Platinum Corp since June 2000 has identified several zones of high-grade nickel-copper-cobalt-platinum group metals (Ni-Cu-Co-PGM) mineralization. The Company is evaluating the mineral potential of the property through an integrated exploration approach using geological mapping, geophysical and geochemical surveys and diamond drilling.

Exploration is focused on Ni-Cu-PGM-bearing gabbro bodies which intrude a sequence of mafic volcanics at or near the contact with overlying felsic volcaniclastic sedimentary rocks. Mineralization occurs as disseminated to massive sulphides near the base of the gabbro bodies and as remobilized sulphide bodies along shears. An exploration program including 3,757.0 metres of diamond drilling was completed in 2002 with significant intercepts of Ni-Cu-Co-PGM mineralization being obtained.

The 2002 drilling was mainly concentrated on the Midrim #1 - #5, #6 and the #6 Deep Zones. Six short holes along the south side of the #1 - #5 Zone provided a better definition of the south side of the Zone and one hole, MR-02-90 extended the #6 Zone to the north.

Most of the drilling was directed to defining the #6 Deep Zone with two holes being deepened and 5 new holes being completed. In conjunction with borehole IP and UTEM surveys and a re-evaluation of the geology, it is now considered that, at least in part, the #6 Deep Zone may trend north-south with a sub-vertical dip. The best intersections were in hole MR-02-82 with 8.55 m at a downhole depth of 423.45 m assaying 0.3% Ni, 0.5% Cu and 898 ppb Pt + Pd and 3.7 m at a downhole depth of 487.54 m averaging 0.37% Ni, 0.67% Cu and 669 ppb Pt + Pd. Additional drilling and borehole geophysical work is planned for this zone in 2003.

The MEGATEM II ground follow-up identified one target, AM-12, immediately east of the Midrim #1 - #5 Zone under the waters of Lac Croche. Additional drilling from the ice on Lac Croche is planned for early 2003.

Aurora has a planned program consisting of 3,000 m of drilling and borehole geophysics with a budget of $339,000 to further evaluate the Midrim Project.

2. INTRODUCTION AND TERMS OF REFERENCE (Items 4 & 5)

The author has been requested to provide a summary of exploration results to date on the Baby Township Midrim Project Property held by Aurora Platinum Corp. This report has been prepared for the purposes of filing an Annual Information Form (AIF) for Aurora Platinum Corp., a publicly-traded mineral resource company listed on the TSX Venture Exchange in Toronto, Ontario, Canada. The author has been retained in an on-going consulting basis for the properties, has been on the properties many times in 2002 and is knowledgeable of the various work programs and technical reports by other contractors. The author has relied on the technical information from these sources but does not take any responsibility for legal, environmental, political or other non-technical issues related to this report.

3. PROPERTY DESCRIPTION AND LOCATION (Item 6)

3.1 LOCATION

Aurora Platinum Corporation's Midrim Project Property (Figure 1) consists of 17 claims in the Ville Marie area of western Quebec, south of the Rouyn-Noranda mining camp (NTS map areas 31M/6 and 31 M/11). The Property is centred in Baby Township, Témiscamingue County, Quebec approximately 25 km east of Lake Timiskaming and the Quebec-Ontario provincial border at 79°-14'W longitude; 47°-28'N latitude (UTM co-ordinates 5260000N: 640000E, Zone 17).

3.2 CLAIM AND OWNERSHIP STATUS

Aurora Platinum Corp. holds 17 claims (723 hectares) (Figure 2). The claims contained in the project area are listed in Appendix 1.

3.3 NATURE OF COMPANY'S INTEREST

MIDRIM OPTION AGREEMENT

Aurora signed a letter agreement (the "Midrim Option Agreement") dated June 12, 2000 with 9034-9473 Quebec Inc. (the "Midrim Vendor") wherein the Midrim Vendor granted Aurora the option to acquire a 70% interest in 17 unpatented claims (the "Midrim Option Property"). The Company will earn a 70% interest by making cash payments of $200,000 to the Midrim Vendor, issuing $200,000 worth of shares to the Midrim Vendor and spending $1.2 million on exploration over a three-year period as follows:

Date	Cash Payment	Value of Shares to be Issued	Exploration Expenditures
August 21, 2000	$ 50,000	$ 50,000	-----
August 21, 2001	$ 50,000	$ 50,000	$ 200,000
August 21, 2002	$ 50,000	$ 50,000	$ 500,000
August 21, 2003	$ 50,000	$ 50,000	$ 500,000
TOTAL	**$ 200,000**	**$ 200,000**	**$ 1,200,000**

The first $50,000 payment was made and 36,765 common shares at a deemed price of $1.36 per share were issued to the Midrim Vendor in satisfaction of the first payment. The second $50,000 payment was made and 25,000 common shares at a deemed price of $2.00 per share were issued to the Midrim Vendor in satisfaction of the second payment. The third $50,000 payment was made and 14,286 common shares at a deemed price of $3.50 per share were issued to the Midrim Vendor in satisfaction of the third payment. To December 31, 2002 exploration expenditures of over $1,200,000

have been made and the Midrim Vendor was notified that the Company's exploration commitment has been fulfilled. All 17 claims are in good standing until 2006.

Once Aurora has earned a 70% interest, the Midrim Vendor has 60 days to decide to participate in further exploration on a pro rata basis, dilute or elect to see its interest subject to Aurora's first right of purchase. If the Midrim Vendor dilutes to less than a 10% interest it will transfer its interest to Aurora and retain a 2% Net Smelter Return Royalty. Aurora will have the right to purchase for $2 million a 1.5% Net Smelter Return Royalty from the Midrim Vendor which will retain a 0.5% Net Smelter Return Royalty.

The Midrim Option Agreement was negotiated between Aurora and the Midrim Vendor at arm's length. The shareholders of the Midrim Vendor are: Julien Gadoury, Rouyn-Noranda, Quebec; Laurent Hallé, Fabre, Quebec; and Gilles Rochleau, Rouyn-Noranda, Quebec.

4. ITEMS 7 THROUGH 11

The information contained in Items 7 through 11;

- Item 7: Accessibility, Climate, Local Resources, Infrastructure and Physiography
- Item 8: History
- Item 9: Regional Geological Setting and Property Geology
- Item 10: Exploration Model
- Item 11: Mineralization

has already been presented in the Technical Report entitled, "Midrim Property, Baby Township, Quebec NI 43-101F1 Technical Report" dated April 17, 2002 and filed on SEDAR. The interested reader is referred to the earlier report for the information contained in these sections.

5. MIDRIM PROJECT 2002 EXPLORATION AND DRILLING PROGRAMS (Items 12 & 13)

Work in the Midrim project area in 2002 consisted of ground follow-up of:

1) airborne magnetic anomaly/targets with soil geochemical sampling, prospecting, preliminary mapping and lithogeochemical sampling of gabbros, when exposed, with some ground magnetic follow-up on targets of interest.

2) diamond drilling in the Lac Croche and Midrim Zone areas and,

3) borehole IP and UTEM in the Midrim #6 Deep Zone area.

5.1 SURVEY CONTROL

Drill holes at Lac Croche and in the Midrim Main Zone area were all located relative to pre-existing picket lines. Subsequently, hole locations were surveyed using a differential GPS unit.

For the airborne magnetic target follow-up, all sample locations were identified using GPS co-ordinates and the soil geochemical survey and magnetic grids were located using GPS units. The soil geochemical lines were laid out using a compass and the GPS units.

The drill holes at Midrim were all surveyed as to direction and inclination using Reflex EZ-Shot measurements with hole MR-02-82 being gyroscopically surveyed by Sperry Sun Drilling Service. All short drill holes have an acid test taken at the bottom of the hole.

5.2 REGIONAL MAGNETIC ANOMALY / TARGET INVESTIGATION

One MEGATEM II airborne magnetic anomaly, AM-12, lying immediately east of the Midrim Zone and partly under the waters of Lac Croche (Figure 3) was identified as being of potential economic interest. Soil sampling in the area was limited due to the lake and adjacent swamps, however, one B-horizon soil sample down-ice to the south returned a value of 119 ppm nickel. In late 2002, after freeze-up, a ground magnetic survey was completed over the anomaly. Results are currently pending.

5.3 MIDRIM DIAMOND DRILLING PROGRAM

Drilling continued at Midrim in a series of stages throughout the year. The main areas targeted were the Lac Croche mineralization and the Midrim #1 - #5 Zone area, the #6 Zone and the #6 Deep Zone (Table 1 and Figures 3 and 4). A total of 3,757.0 m in 19 holes was completed during the year.

In addition to the drilling at Midrim, hole MR-02-82 was surveyed with the UTEM borehole system and holes MR-01-77, -78, -82, -83 were also surveyed with a borehole IP system.

At Lac Croche, three holes were completed, MR-02-79, -80 and -81, however, no mineralization of economic significance was intersected. During July, six short holes were completed along the south edge of the Midrim #1 - #5 Zone in order to better define the southern limits of the known mineralization in this area. These are holes MR-02-84 to -89, inclusive (Table 1).

Two holes, MR-02-90 and -91, were completed in September on the Midrim #6 Zone. Hole MR-02-90 intersected 5.44 m of mineralization averaging 0.27% Ni, 0.50% Cu and 651 ppb Pt + Pd between 95.46 m and 100.90 m within gabbro adjacent to the gabbro volcaniclastic QFP contact. Anomalous Ni-Cu mineralization was intersected in hole MR-02-91 adjacent to the gabbro volcaniclastic QFP contact across 2.5 m.

TABLE 1
MIDRIM PROJECT - 2002 PROGRAM
DIAMOND DRILL HOLES

Hole	UTM Co-Ordinates		Azimuth (degrees)	Inclination (degrees)	Length (metres)	Comments
	N	E				
MR-00-14	5259141	633048	20	-60	91.0	#6 Deep Zone - deepening.
MR-00-16	5259141	633048	18	-50	40.0	#6 Deep Zone - deepening.
MR-02-78	5259167	633056	20	-76	530.0	#6 Deep Zone - deepening.
MR-02-79	5259418	633585	----	-90	90.0	Lac Croche.
MR-02-80	5259418	633585	270	-70	100.0	Lac Croche.
MR-02-81	5259465	633578	90	-45	100.0	Lac Croche.
MR-02-82	5259099	633033	20	-70	500.0	#6 Deep Zone.
MR-02-83	5259099	633033	20	-65	567.0	#6 Deep Zone.
MR-02-84	5259033	633055	----	-90	100.0	#1 - #5 Zone.
MR-02-85	5259033	633055	200	-55	84.0	#1 - #5 Zone.
MR-02-86	5259023	633020	----	-90	102.0	#1 - #5 Zone.
MR-02-87	5259023	633020	200	-70	51.0	#1 - #5 Zone.
MR-02-88	5258996	633003	----	-90	102.0	#1 - #5 Zone.
MR-02-89	5258996	633003	200	-65	51.0	#1 - #5 Zone.
MR-02-90	5259175	632932	20	-70	128.0	#6 Zone.
MR-02-91	5259196	632908	----	-90	149.0	#6 Zone.
MR-02-92	5259138	633013	40	-45	201.0	#6 Zone.
MR-02-93	5259166	633226	300	-75	510.0	#6 Deep Zone.
MR-02-94	5259166	633226	270	-85	261.0	#6 Deep Zone.
				TOTAL	3,757.0	

Much of the drilling at Midrim in 2002 was concentrated on the #6 Deep Zone with 2 holes being deepened and 5 holes being drilled attempting to evaluate the Deep Zone Ni-Cu mineralization.

The drilling at the Midrim #6 Deep Zone, in conjunction with the borehole geophysical surveys and a re-interpretation of the data, suggests that at least in part the #6 Deep Zone may be trending north-south. Hole MR-02-82 intersected two zones of sub-economic grade Cu-Ni mineralization within the gabbro at 423.45 m and at 487.54 m. At 423.45 m, an 8.55 m interval assayed 0.3% Ni, 0.5% Cu and 898 ppb Pt + Pd while the 3.7 m interval at the contact at 487.54 m averaged 0.37% Ni, 0.67% Cu and 669 ppb Pt + Pd. Geophysical surveys in hole MR-02-82 and the adjacent holes suggest the presence of a chargeability/conductive zone in this area. Additional work is planned for 2003 to further investigate the #6 Deep Zone.

Aurora is operator of the exploration program being conducted on the Baby township properties and has utilized contract geologists to supervise the various phases of the program. The UTEM survey was carried out by Lamontagne Geophysics, Kingston, Ontario and the borehole IP work by JVX Ltd., Richmond Hill, Ontario.

6. QUALITY ASSURANCE AND CONTROLS (Items 14, 15 & 16)

6.1 SAMPLING METHODOLOGY AND RELIABILITY (Item 14)

For the Midrim drill program, all the core is logged and zones of mineralization are sampled, with most sample lengths being 1.0 m. However, as geological conditions dictate shorter sample lengths are taken and some longer ones up to 1.5 m are also taken. The core is split longitudinally with a diamond saw with half being sent for assay while the remaining half of the core is stored at the office/core storage facility in Laverlochère.

6.2 SAMPLE PREPARATION, ANALYTICAL PROCEDURES AND SECURITY (Item 15)

Aurora has a quality control program in place to ensure best practice in the sampling and analysis of the drill core. The material from each sample is placed in a new plastic bag and then sealed after which, depending on sample size, 30 sample +/- are placed in a larger rice bag that in turn is sealed. Aurora personnel transport the samples to Les Laboratoires XRAL (a division of the SGS Group), Rouyn-Noranda, Quebec. The laboratory is preparing for ISO 17025 certification and has participated successfully for the last two years in the CANMET PTP_MAL round robin program.

Samples are dried if necessary and crushed to 90% passing minus 10 mesh at XRAL's sample preparation facility. Crusher rejects are stored at the laboratory and a subsample of approximately 300 g is riffled and pulverized to 90% passing minus 200 mesh. Gold, platinum and palladium are analyzed by Fire Assay with a DCP finish. A gravimetric assay is done for gold values greater than 1000 ppb.

Silver, copper, nickel and cobalt are determined by an atomic absorption finish after total digestion of the sample.

In addition to the laboratory's internal analysis of accuracy and precision, 5% of the pulps are retrieved and sent to a second lab for analysis of precision. As a further check, every 40th drill core sample is quartered with one-quarter of the sample being sent to a second lab or analysis.

6.3 DATA CORROBORATION STATEMENT (Item 16)

The author provides on-going consulting services to the projects and is satisfied that the geological controls, accuracy of surveying of drill collars and downhole orientation, the sampling methods and procedures and the chain of custody meet with the standards for best practice. Aurora is using two reputable, certified labs for their analysis and check work and the analytical methods used for the projects meet with industry standards.

Also the first control on the analytical results is the initial core logging procedures when an estimate of grade is made visually for copper and nickel by the sulphides present and their percentages. These estimates can then be compared to the analytical results when they are received.

In the author's opinion, adequate quality control procedures are in place for this stage of the work. As the project advances to a resource development stage, further quality control procedures will be required.

In the opinion of the author, the computerized data management system utilized by Aurora is of the highest standards. The information is well organized, is backed up on a regular basis and produces high quality geological logs, sections and three-dimensional drawings.

7. ADJACENT PROPERTIES AND MINERAL BELTS (Item 17)

The Lorraine and Lac Kelly deposits are located approximately 30 km southeast of the Midrim deposit area in the Lac de Bois Greenstone Belt, while the La Force Deposit is located within a gabbro-pyroxenite body about 40 km east of Midrim. The Lorraine Deposit was the only significant producer in the belt, with 594,000 tonnes of ore averaging 1.07% Cu and 0.45% Ni milled between 1965 and 1968 (Mineral Bulletin MR 198).

8. MINERAL PROCESSING AND METALLURGICAL TESTING (Item 18)

No metallurgical tests have been undertaken during the 2002 exploration program.

9. MINERAL RESOURCE AND RESERVE ESTIMATES (Item 19)

No mineral resource calculations have been undertaken during the 2002 exploration program.

10. OTHER DATA, ADDITIONAL REQUIREMENTS AND ILLUSTRATIONS (Items 20, 25 & 26)

Items 20 and 25 are irrelevant and Item 16 - Illustrations are provided at the end of this report.

11. CONCLUSION AND RECOMMENDATIONS (Items 21 & 22)

Aurora's work to date has demonstrated that an integrated exploration approach utilizing a wide variety of geological modeling, geophysical and geochemical techniques in conjunction with persistent diamond drilling can be successful in delineating ore-grade Cu-Ni-PGM bodies in the Midrim Project. Future work will focus on (1) continued drilling at Midrim to define inferred resources, to better define known zones and to extend mineralization by targeting previously defined borehole geophysical anomalies and confirmed sulphide zones, and, (2) discovering new ore zones by drilling selected targets outlined by geological mapping, soil/humus geochemistry and geophysics elsewhere in the area.

The immediate goal of the 2003 exploration program is to continue the drilling programs on the known zones of mineralization at Midrim and to test new targets identified by the MEGATEM II airborne magnetic/electromagnetic survey and the associated ground follow-up work.

Table 2 outlines a 3,000 m diamond drilling and exploration program prepared by Aurora for 2003. Total cost for this program is estimated at $ 339,000.

TABLE 2

PHASE 1 - DRILL PROGRAM PROPOSED BUDGET

	Item	Cost
1.	Diamond Drilling (Midrim, Lac Croche and MEGATEM targets):	
	3,000 m @ $70/m	$ 210,000
2.	Borehole Geophysics	20,000
3.	Assaying (1,000 samples @ $15/sample	15,000
4.	Geological and Support Labour	10,200
5.	Line-cutting and geophysics	23,000
6.	Other (rental, shipping, transportation, etc.)	7,300
7.	Supervision, logistics, meals, accommodation	22,500
	Sub-Total	$ 308,000
	Contingency (10%)	31,000
	TOTAL	$ 339,000

L.D.S., Winter, P.Geo.

February 6, 2003

REFERENCES (Item 23)

1. Aeroquest Limited, 2000
   Airborne Magnetic and Electromagnetic (AEROTEM) Survey and Maps, November, 2000

2. Aurora Platinum Corp., 2002
   Unpublished reports and maps.

3. Barnes, S.-J., Couture, J.-F., Sawyer, E.W. and Bouchaib, C., 1993
   Nickel-Copper Occurrences in the Belleterre-Angliers Belt of the Pontiac Subprovince and Use of Cu-Pd Ratios in Interpreting Platinum-Group Element Distributions, Econ. Geol., 88, p. 1402-1418.

4. Beechum, A., 2001
   Unpublished drill logs, Aurora Platinum Corp.

5. Calvert, A.J. and Ludden, J.N., 1999
   Archean Continental Assembly in the Southeastern Superior Province of Canada, Tectonics, Vol. 18, No. 3, p. 412-429.

6. Camiré, G.E., Ludden, J.N., La Flèche, M.R. and Burg, J.P., 1993
   Mafic and Ultramafic Amphibolites from the Northwestern Pontiac Subprovince: Chemical Characterization and Implications for Tectonic Setting[1], Can. J. Earth Sci. 30, p. 1110-1122.

7. Fugro Airborne Surveys, 2001
   Logistics and Processing Report of the Airborne Magnetic and MEGATEM ® II Electromagnetic Multicoil Survey of the Midrim, Belleterre and Angliers Projects near Lac des Quinze, Quebec on Behalf of Aurora Platinum Corporation.

8. Gibson, H., 2001
   Midrim Project - Observations, Interpretations and Ideas (July 4 to 17, 2001). Aurora Platinum Corp. unpublished internal report, 17 p.

9. Imreh, 1978
   Canton de Baby Township, Geological Report 185 (and maps). Ministère des Richesses Naturelles, Quebec, 81 p.

10. JVX Ltd., 2000
Logistical and Interpretive report on Borehole Geophysical Surveys conducted on the Midrim Prospect, Northwestern Quebec for Aurora Platinum Corp.

11. JVX Ltd., 2001c
Midrim Grid / Midrim Project etc. on Spectral IP / Resistivity and Magnetometer Surveys, Report Presented to Aurora Platinum Corporation in May, 2001.

12. JVX Ltd., 2001d
Midrim Property, Laverlochère Area, Northern Quebec, Logistical and Interpretive Report on Borehole Geophysical Surveys, October 2001 for Aurora Platinum Corp.

13. JVX Ltd., 2001e
Southeast Grid / Midrim Project, Report on Spectral IP / Resistivity and Magnetometer Surveys, Report Presented to Aurora Platinum Corporation in May, 2001.

14. Mazur, R.J., 2002
Midrim Property, Baby Township, Quebec NI 43-101F1 Technical Report.

15. Mortensen, J.K. and Card, K.D., 1993
U-Pb Age Constraints for the Magmatic and Tectonic Evolution of the Pontiac Subprovince, Quebec[1], Can. J. Earth Sci. 30, p. 1970-1980.

16. Sawyer, E.W. and Barnes, S.-J., 1994
Thrusting, Magmatic Intraplating and Metamorphic Core Complex Development in the Archean Belleterre-Angliers Greenstone Belt, Superior Province, Quebec, Canada. Precambrian Research, 68, p. 183-200.

17. Winter, L.D.S., 2001
Summary Report on the Geological Mapping of the Angliers, Alotta, Midrim, Delphi, Zulu and Southeast / Northeast Grids, Angliers, Belleterre and Midrim Projects, Western Quebec, Part I - General Information. Report Presented to Aurora Platinum Corporation in November, 2001.

18. Winter, L.D.S., 2001
Summary Report on the Geological Mapping of the Angliers, Alotta, Midrim, Delphi, Zulu and Southeast / Northeast Grids, Angliers, Belleterre and Midrim Projects, Western Quebec, Part V - Midrim - Lac Croche Area. Report Presented to Aurora Platinum Corporation in November, 2001.

19. Winter, L.D.S., 2001
Summary Report on the Geological Mapping of the Angliers, Alotta, Midrim, Delphi, Zulu and Southeast / Northeast Grids, Angliers, Belleterre and Midrim Projects, Western Quebec, Part VI - Southeast / Northeast Grid Areas. Report Presented to Aurora Platinum Corporation in November, 2001.

20. Winter, L.D.S., 2002
Midrim Project Diamond Drilling Program, Laverlochère Area, Quebec. Report Presented to Aurora Platinum Corporation in February, 2002.

L.D.S. Winter
1849 Oriole Drive, Sudbury, ON P3E 2W5
(705) 524-4106
(705) 524-6368 (fax)
email: swinter@vianet.ca

CERTIFICATE OF AUTHOR (Item 24)

I, Lionel Donald Stewart Winter, P. Geo. do hereby certify that:

1. I am currently an independent consulting geologist.
2. I graduated with a degree in Mining Engineering (B.A.Sc.) from the University of Toronto in 1957. In addition, I have obtained a Master of Science (Applied) (M.Sc. App.) from McGill University, Montreal, QC.
3. I am a life member of the Canadian Institute of Mining, the Prospectors and Developers Association of Canada, a Fellow of the Geological Association of Canada, a Registered Geoscientist in Ontario and a Registered Geoscientist in British Columbia (P. Geo.).
4. I have worked as a geologist for a total of 45 years since my graduation from university.
5. I have read the definition of "qualified person" set out in National Instrument 43-101 ("NI43-101") and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of NI 43-101.
6. I am the author responsible for the preparation of the technical report titled "Technical Report for Aurora Platinum Corp. on the Midrim Project, Laverlochère, Quebec" and dated February 6, 2003 (the "Technical Report"). I have worked as a consultant on the project during 2000, 2001 and 2002 and have been on the property many times.
7. I have acted as a consultant to the project that is the subject of the Technical Report.

8. I am not aware of any material fact or material change with respect to the subject matter of the Technical Report that is not reflected in the Technical Report, the omission to disclose which makes the Technical Report misleading.
9. I am independent of the issuer applying all of the tests in section 1.5 of National Instrument 43-101.
10. I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.
11. I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them, including electronic publication in the public company files on their websites accessible by the public, of the Technical Report.

Dated this 6th Day of February, 2003

______________________________ (seal or stamp of QP)

Signature of QP

L.D.S. Winter

Print name of QP

L.D.S. Winter

1849 Oriole Drive, Sudbury, ON P3E 2W5
(705) 524-4106
(705) 524-6368 (fax)
email: swinter@vianet.ca

CONSENT OF AUTHOR

TO: TSX Venture Exchange
Ontario Securities Commission
British Columbia Securities Commission
Alberta Securities Commission
Quebec Securities Commission

I, Lionel Donald Stewart Winter, P. Geol., do hereby consent to the filing with the regulatory authorities referred to above the technical report titled "Technical Report for Aurora Platinum Corp. on the Midrim Project, Laverlochère, Quebec", and dated February 6, 2003 (the "Technical Report") and to the written disclosure of the Technical Report and of extracts from or a summary of the Technical Report in the written disclosure in the Annual Information Form of Aurora Platinum Corp. being filed.

I also certify that I have read the written disclosure being filed and I do not have any reason to believe that there are any misrepresentations in the information derived from the Technical Report or that the written disclosure in the Annual Information Form of Aurora Platinum Corp. contains any misrepresentation of the information contained in the Technical Report.

Dated this 6th Day of February, 2003

__________________________ (seal or stamp of QP)

Signature of QP

L.D.S. Winter

Print name of QP



79° 30'
Lac
Des Quinze
Angliers
Ontario
Quebec
Lac Baby
47° 30'
NTS 31 M/6
Hwy 101
Hwy 391
Midrim
Project
Guigues
Laverlochere
Lake
Timiskaming
Hwy 382
Fugereville
Lorrainville
Hwy 382
Ville Marie
Hwy 567
Bearn
Lorrain
Valley
47° 15'
Dramis
Paved Access Roads and Highways
0
5
10
km
Aurora Platinum Corp.
Midrim Project, Baby Township, Quebec
Property Location
Date: Feb. 25, 2003
Figure 1


FIGURE 2
AURORA Platinum Corp
MIDRIM PROJECT
PROPERTY MAP
N
5262 000N
5260 000N
5258 000N
5256 000N
5254 000N
626 000E
628 000E
630 000E
632 000E
634 000E
636 000E
638 000E
640 000E
MIDRIM
MIDRIM
MIDRIM
Lac Baby
Lac des Mauves
Lac Long
Ruisseau Windfall
Petit Lac Long
Lac Croche
Lac Robinson
Lac des Seize
Lac des Douze
(Abandoned)
C.P.R.
Cours d'eau Brassard
Cours d'eau Melançon
Cours d'eau Paul-L'Heureux
Coursi
Hwy 382
0
1000
2000
METRES
UTM: NAD83-ZONE 17
CLS-MID.DWG
FEB./03



MIDRIM
MR-02-81
-45°
100m
MR-02-79
-90°
90m
MR-02-80
-70°
100m
MR00-14
-60°,91m-2002
TOTAL - 146m
MR00-16
-50°,40m-2002
TOTAL - 112m
-90°
149m
MR-02-91
MR-02-90
-70°
128m
MR-02-92
-45° 201m
MR-02-82
-70° 500m
MR-02-83
-65° 567m
MR-02-78
-76°
530m
-90°
100m
MR-02-84
MR-02-85
-55°
84m
MR-02-93
-75°
510m
MR-02-94
-85°
261m
MR-02-88
-90
102m
MR-02-89
-65°
51m
MR-02-86
-90°
102m
MR-02-87
-70°
51m
Lac
Croche
5259 000N
C.P.R. (ABANDONED)
Lac
Robinson
5258 000N
634 000E
633 000E
N
FIGURE 3
AURORA Platinum Corp.
MIDRIM PROJECT
DIAMOND DRILL HOLES
2002 PROGRAM
0 100 200 300 400 500
METRES
UTM: NAD83-ZONE 17
MID-FIG3.DWG
FEB./03


Surface
1 17 5 24 36 37 38 82 76 46 59 58
Surface
No. 1
Zone
No. 5
Zone
100m
100m
No. 6 Zone
(Surface)
16
200m
200m
14
15
No. 6 Zone
Open
?
300m
300m
Deep No 6 Zone
400m
400m
500m
500m
Late Mineralized Gabbro
Disseminated Sulphides
Coarse Blebby Sulphides
Massive Sulphides
Open
Source of Metals
Ni+Cu+PGM

FIGURE 4
AURORA PLATINUM CORP.
MIDRIM PROJECT
Diagrammatic Sections
#1, #5 and #6 Zones
February, 2003

Land Management Report

Claim No.	Project	Owner	Mining District	Township	Hectares	Recording Date	Expiry Date	Due Date	$ Due	$ Claim Bank
1020509	Midrim	9034-9473 Quebec	Rouyn-Noranda	Baby	41	24-Jul-98	23-Jul-06	23-May-06	$1,800.00	$7,472.94
1020506	Midrim	9034-9473 Quebec	Rouyn-Noranda	Baby	42	11-Nov-98	10-Nov-06	10-Sep-06	$1,800.00	$68,485.62
1020508	Midrim	9034-9473 Quebec	Rouyn-Noranda	Baby	42	24-Jul-98	23-Jul-06	23-May-06	$1,800.00	$131,263.83
1020507	Midrim	9034-9473 Quebec	Rouyn-Noranda	Baby	42	11-Nov-98	10-Nov-06	10-Sep-06	$1,800.00	$459,563.95
1020513	Midrim	9034-9473 Quebec	Rouyn-Noranda	Baby	44	18-May-00	17-May-06	17-Mar-06	$1,200.00	$825.22
1020512	Midrim	9034-9473 Quebec	Rouyn-Noranda	Baby	44	18-May-00	17-May-06	17-Mar-06	$1,200.00	$16,121.80
1020511	Midrim	9034-9473 Quebec	Rouyn-Noranda	Baby	44	18-May-00	17-May-06	17-Mar-06	$1,200.00	$16,121.80
1020510	Midrim	9034-9473 Quebec	Rouyn-Noranda	Baby	44	18-May-00	17-May-06	17-Mar-06	$1,200.00	$22,643.84
1020518	Midrim	9034-9473 Quebec	Rouyn-Noranda	Baby	42	18-May-00	17-May-06	17-Mar-06	$1,200.00	$0.00
1020519	Midrim	9034-9473 Quebec	Rouyn-Noranda	Baby	42	18-May-00	17-May-06	17-Mar-06	$1,200.00	$0.00
1020520	Midrim	9034-9473 Quebec	Rouyn-Noranda	Baby	42	18-May-00	17-May-06	17-Mar-06	$1,200.00	$9,904.22
1020514	Midrim	9034-9473 Quebec	Rouyn-Noranda	Baby	42	18-May-00	17-May-06	17-Mar-06	$1,200.00	$18,565.00
1020515	Midrim	9034-9473 Quebec	Rouyn-Noranda	Baby	42	18-May-00	17-May-06	17-Mar-06	$1,200.00	$2,187.42
1020516	Midrim	9034-9473 Quebec	Rouyn-Noranda	Baby	42	18-May-00	17-May-06	17-Mar-06	$1,200.00	$2,187.42
1020517	Midrim	9034-9473 Quebec	Rouyn-Noranda	Baby	42	18-May-00	17-May-06	17-Mar-06	$1,200.00	$3,012.64
1020504	Midrim	9034-9473 Quebec	Rouyn-Noranda	Baby	43	07-Sep-00	06-Sep-06	06-Jul-06	$1,200.00	$1,145.01
1020505	Midrim	9034-9473 Quebec	Rouyn-Noranda	Baby	43	07-Sep-00	06-Sep-06	06-Jul-06	$1,200.00	$1,145.01

REPORT PURSUANT TO

SECTION 101 OF THE SECURITIES ACT (ONTARIO)
SECTION 111 OF THE SECURITIES ACT (BRITISH COLUMBIA)
SECTION 141 OF THE SECURITIES ACT (ALBERTA)
NATIONAL INSTRUMENT 62-103

1. **Name and address of the offeror**

   Aurora Platinum Corp. (the "Offeror")
   Suite 1650, 701 West Georgia Street
   Vancouver, B.C. V7Y 1C6

2. **Designation and number or principal amount of securities and the offeror's security-holding percentage in the class of securities of which the offeror acquired ownership or control in the transaction or occurrence giving rise to the obligation to file the news release and whether it was ownership or control that was acquired**

   On December 31, 2002 the Offeror purchased, by way of private placement, 571,430 units at $0.35 per unit from Superior Diamonds Inc. (the "Issuer"). Each unit consisted of one common share and one half share purchase warrant. 571,430 shares represent 2.37% of the outstanding shares of the Issuer.

3. **Designation and number or principal amount of securities and the offeror's securityholding percentage in the class of securities immediately after the transaction or occurrence giving rise to obligation to file the news release**

   The Offeror now beneficially owns 13,721,430 common shares (representing 56.96% of the Issuer's outstanding shares) and 835,715 share purchase warrants convertible into 835,715 common shares.

4. **Designation and number or principal amount of securities and the percentage of outstanding securities of the class of securities referred to in paragr aph (3) over which**

   (i) **the offeror, either alone or together with any joint actors, has ownership and control**

   See 3. above.

   (ii) **the offeror, either alone or together with any joint actors, has ownership but control is held by other persons or companies other than the offeror or any joint actor**

   Not applicable.

   (iii) **the offeror, either alone or together with any joint actors, has exclusive or shared control but does not have ownership**

   Not applicable.

5. **Name of the market in which the transaction or occurrence that gave rise to the news release took place**

   The transaction occurred as part of a private placement of securities from the treasury of the Issuer.

6. **Purpose of the offeror and any joint actors in effecting the transaction or occurrence that gave rise to the news release, including any future intention to acquire ownership of, or control over, additional securities of the reporting issuer**

   The Offeror acquired the securities for investment purposes. The Offeror has no current intention to increase the beneficial ownership, control or direction of the Issuer.

7. **General nature and the material terms of any agreement, other than lending arrangements, with respect to securities of the reporting issuer entered into by the offeror, or any joint actor, and the issuer of the securities or any other entity in connection with the transaction or occurrence giving rise to the news release, including agreements with respect to the acquisition, holding, disposition or voting of any of the securities**

   None.

8. **Names of any joint actors in connection with the disclosure required by this report.**

   Not applicable.

9. **In the case of a transaction or occurrence that did not take place on a stock exchange or other market that represents a published market for the securities, including an issuance from treasury, the nature and value of the consideration paid by the offeror.**

   The Offeror paid $0.35 per unit subscribed for pursuant to this private placement. See 2. above.

10. **If applicable, a description of any change in any material fact set out in a previous report by entity under the early warning requirements or Part 4 of National Instrument 62-103 in respect of the reporting issuer's securities.**

    Not applicable.

DATED at Vancouver, B.C. this 31st day of December 2002.

Aurora Platinum Corp.
By: *"Thomas W. Beattie"*
Thomas W. Beattie
Vice President, Corporate Development

FEE RULE

FORM 13-502F1
ANNUAL PARTICIPATION FEE FOR REPORTING ISSUERS

Reporting Issuer Name: **Aurora Platinum Corp**

Participation Fee for the Financial Year Ending: **December 31, 2002**

Complete Only One of 1, 2 or 3:

1. Class 1 Reporting Issuers (Canadian Issuers – Listed in Canada and/or the U.S.)

Market value of equity securities:

Total number of equity securities of a class or series outstanding at the end of the issuer's most recent financial year		19,451,871	
Simple average of the closing price of that class or series as of the last trading day of each of the months of the financial year (under paragraph 2.5(a)(ii)(A) or (B) of the Rule)	X	$3.20	
Market value of class or series	=	$ 62,440,506	
			$62,440,506 (A)
(Repeat the above calculation for each class or series of equity securities of the reporting issuer that are listed and posted for trading, or quoted on a marketplace in Canada or the United States of America at the end of the financial year)			____ (A)
Market value of corporate debt or preferred shares of Reporting Issuer or Subsidiary Entity referred to in Paragraph 2.5(b)(ii): **[Provide details of how determination was made.]**			____ (B)
(Repeat for each class or series of corporate debt or preferred shares)			____ (B)
Total Capitalization (add market value of all classes and series of equity securities and market value of debt and preferred shares) (A) + (B) =			$62,440,506
Total fee payable in accordance with Appendix A of the Rule			$7,500
Reduced fee for new Reporting Issuers (see section 2.8 of the Rule)			____

Total Fee Payable x Number of months remaining in financial year year or elapsed since most recent financial year / 12

Late Fee, if applicable ____
(please include the calculation pursuant to section 2.9 of the Rule)

2. Class 2 Reporting Issuers (Other Canadian Issuers)

Financial Statement Values (use stated values from the audited financial statements of the reporting issuer as at its most recent audited year end):

Retained earnings or deficit ____

Contributed surplus ____

Share capital or owners' equity, options, warrants and preferred shares (whether such shares are classified as debt or equity for financial reporting purposes) ____

Long term debt (including the current portion) ____

Capital leases (including the current portion) ________

Minority or non-controlling interest ________

Items classified on the balance sheet between current liabilities and shareholders' equity (and not otherwise listed above) ________

Any other item forming part of shareholders' equity and not set out specifically above ________

Total Capitalization ________

Total Fee payable pursuant to Appendix A of the Rule ________

Reduced fee for new Reporting Issuers (see section 2.8 of the Rule)

Total Fee Payable x Number of months remaining in financial year
year or elapsed since most recent financial year
12 ________

Late Fee, if applicable (please include the calculation pursuant to section 2.9 of the Rule) ________

3. Class 3 Reporting Issuers (Foreign Issuers)

Market value of securities:
If the issuer has debt or equity securities listed or traded on a marketplace located anywhere in the world (see paragraph 2.7(a) of the Rule):
Total number of the equity or debt securities outstanding at the end of the reporting issuer's most recent financial year ________

Simple average of the published closing market price of that class or series of equity or debt securities as of the last trading day of each of the months of the financial year on the marketplace on which the highest volume of the class or series of securities were traded in that financial year. X ________

Percentage of the class registered in the name of, or held beneficially by, an Ontario person X ________

(Repeat the above calculation for each class or series of equity or debt securities of the reporting issuer) = ________

Capitalization (add market value of all classes and series of securities) ________

Or, if the issuer has no debt or equity securities listed or traded on a marketplace located anywhere in the world (see paragraph 2.7(b) of the Rule):

Financial Statement Values (use stated values from the audited financial statements of the reporting issuer as at its most recent audited year end):

Retained earnings or deficit ________

Contributed surplus ________

Share capital or owners' equity, options, warrants and preferred shares (whether such shares are classified as debt or equity for financial reporting purposes) ________

Long term debt (including the current portion) ________

Capital leases (including the current portion) ________

Minority or non-controlling interest ________

Items classified on the balance sheet between current liabilities and shareholders' equity (and not otherwise listed above) ________
Any other item forming part of shareholders' equity and not set out specifically above ________

Percentage of the outstanding equity securities registered in the name of, or held beneficially by, an Ontario person X ______

Capitalization ______

Total Fee payable pursuant to Appendix A of the Rule ______

Reduced fee for new Reporting Issuers (see section 2.8 of the Rule)

Total Fee Payable x Number of months remaining in financial year year or elapsed since most recent financial year / 12 ______

Late Fee, if applicable
(please include the calculation pursuant to section 2.9 of the Rule) ______

Notes and Instructions

1. This participation fee is payable by reporting issuers other than investment funds that do not have an unregistered investment fund manager.

2. The capitalization of income trusts or investment funds that have no investment fund manager, which are listed or posting for trading, or quoted on, a marketplace in either or both of Canada or the U.S. should be determined with reference to the formula for Class 1 Reporting Issuers. The capitalization of any other investment fund that has no investment fund manager should be determined with reference to the formula for Class 2 Reporting Issuers.

3. All monetary figures should be expressed in Canadian dollars and rounded to the nearest thousand. Closing market prices for securities of Class 1 and Class 3 Reporting Issuers should be converted to Canadian dollars at the [daily noon] in effect at the end of the issuer's last financial year, if applicable.

4. A reporting issuer shall pay the appropriate participation fee no later than the date on which it is required to file its annual financial statements.

5. The number of listed securities and published market closing prices of such listed securities of a reporting issuer may be based upon the information made available by a marketplace upon which securities of the reporting issuer trade, unless the issuer has knowledge that such information is inaccurate and the issuer has knowledge of the correct information.

6. Where the securities of a class or series of a Class 1 Reporting Issuer have traded on more than one marketplace in Canada, the published closing market prices shall be those on the marketplace upon which the highest volume of the class or series of securities were traded in that financial year. If none of the class or series of securities were traded on a marketplace in Canada, reference should be made to the marketplace in the United States on which the highest volume of that class or series were traded.

7. Where the securities of a class or series of securities of a Class 3 Reporting Issuer are listed on more than one exchange, the published closing market prices shall be those on the marketplace on which the highest volume of the class or series of securities were traded in the relevant financial year.

FORM 45-102F2

REPORT MADE UNDER SUBSECTION 2.7(2)OR (3) OF MULTILATERAL INSTRUMENT 45-102 RESALE OF SECURITIES

1. Aurora Platinum Corp. has distributed securities under a provision listed in Appendix D or E to Multilateral Instrument 45-102 or a provision of securities legislation that specifies that the first trade of securities is subject to section 2.5 or 2.6 of Multilateral Instrument 45-102 and hereby certifies that in respect of a distribution on September 3, 2002 of 115,000 units of Aurora Platinum Corp. (the "**Securities**") at $3.65 per Unit of Aurora Platinum Corp. Aurora Platinum Corp. was a qualifying issuer within the meaning of Multilateral Instrument 45-102 Resale of Securities at the distribution date.

Dated at Vancouver, British Columbia, this 9th day of September, 2002.

By: *"Thomas W. Beattie"*
Thomas W. Beattie
Vice President, Corporate Development

INSTRUCTIONS

1. If the distribution date is on or after the effective date of Multilateral Instrument 45-102 and the issuer or selling security holder has completed 1 above, file this form on or before the tenth day after the distribution date with the securities regulatory authority in each jurisdiction in which a purchaser of the securities is located and section 2.7 of Multilateral Instrument 45-102 has been implemented. Section 2.7 has been implemented in Alberta, British Columbia, Newfoundland, Northwest Territories, Nova Scotia, Nunavut, Ontario and Saskatchewan.

2. If the issuer has completed 2 above, file this form with the securities regulatory authority in each jurisdiction in which a purchaser of the securities is located and section 2.7 of Multilateral Instrument 45-102 has been implemented.

REPORT UNDER SECTION 111 OF THE SECURITIES ACT (BRITISH COLUMBIA)
AND
UNDER SECTION 176 OF THE SECURITIES ACT (ALBERTA)
AND
UNDER SECTION 101 OF THE SECURITIES ACT (ONTARIO)

1. **NAME OF ISSUER IN RESPECT OF WHICH THIS REPORT IS FILED:**

   Aurora Platinum Corp. ("Aurora")

2. **NAME OF OFFEROR(S):**

   Exploration Capital Partners Limited Partnership ("ECPLP")
   8375 West Flamingo Boulevard, Suite 200
   Las Vegas, NV U.S.A. 89117
   - and -
   Exploration Capital Partners 2000 Limited Partnership ("ECP2000LP")
   8375 West Flamingo Boulevard, Suite 200
   Las Vegas, NV U.S.A. 89117

3. **DATE OF ACQUISITION:**

   August 6, 2002

4. **NUMBER OF SECURITIES OF THE OFFEREE ISSUER THAT WERE ACQUIRED IN THE ACQUISITION THAT GAVE RISE TO THE REQUIREMENT TO FILE THIS REPORT:**

   ECPLP has acquired by way of private placement beneficial ownership over 180,000 common shares in the capital of Aurora together with non-transferable warrants (the "Warrants") to purchase an additional 180,000 common shares of Aurora.

   ECP2000LP has acquired by way of private placement beneficial ownership over 120,000 common shares in the capital of Aurora together with Warrants to purchase an additional 120,000 common shares of Aurora. The Warrants are exercisable for a period of one year at a price of $4.75 per share.

5. **THE BENEFICIAL OWNERSHIP OF, AND THE CONTROL AND DIRECTION OVER, ANY OF THE SECURITIES OF THE OFFEREE ISSUER, BY THE OFFEROR AND ALL PERSONS ACTING JOINTLY AND IN CONCERT WITH THE OFFEROR, IMMEDIATELY AFTER THE ACQUISITION DESCRIBED IN PARAGRAPH 4:**

   ECP2000LP and ECPLP's general partner, Resource Capital Investment Corporation ("Resource") controls the voting of securities held by ECP2000LP and ECPLP. Resource is 90% owned and controlled by The Rule Family Trust and Arthur Richards Rule.

   By virtue of the ownership of Resource, Resource, ECP2000LP and ECPLP are deemed to be acting jointly and in concert.

   Global Resource Investments Ltd. ("Global") of 7770 El Camino Real, Carlsbad, California 92009, which is owned and controlled by Arthur Richards Rule, owns 252,000 shares of Aurora.

   Prior to the private placement, ECPLP owned 2,492,496 shares of Aurora and warrants to acquire 52,410 shares at a price of $3.50 per share exercisable to November 10, 2002 and ECP2000LP

owned 1,403,100 shares of Aurora. In addition, Global Resource Investments Ltd. ("Global") of 7770 El Camino Real, Carlsbad, California 92009, which is owned and controlled by Arthur Richards Rule, owned 252,000 shares of Aurora.

Subsequent to the acquisition described in paragraph 4, ECPLP, ECP2000LP and Global combined beneficially owns, and Resource has control and direction over, 4,447,596 common shares in the capital of Aurora, representing 23.73% of the issued and outstanding shares of Aurora on a non-diluted basis, and ECPLP and ECP2000LP combined hold Warrants to purchase an additional 352,410 common shares of Aurora, which if exercised in full, would represent, 25.14% of the then issued and outstanding shares of Aurora assuming no other shares of Aurora are issued.

6. THE NAME OF THE MARKET IN WHICH THE ACQUISITION DESCRIBED IN PARAGRAPH 4 TOOK PLACE:

The securities of Aurora were acquired in a private placement of units conducted by Aurora.

7. THE PURPOSE OF THE OFFEROR AND ALL PERSONS ACTING JOINTLY OR IN CONCERT WITH THE OFFEROR IN MAKING THE ACQUISITION DESCRIBED IN PARAGRAPH 4, INCLUDING ANY INTENTION OF THE OFFEROR AND ALL PERSONS ACTING JOINTLY OR IN CONCERT WITH THE OFFEROR, TO INCREASE THE BENEFICIAL OWNERSHIP OF, OR CONTROL OR DIRECTION OVER, ANY OF THE SECURITIES OF THE OFFEREE ISSUER:

The Offeror acquired the securities for investment purposes. The Offeror have no immediate intention to either increase or decrease their holdings in Aurora. Notwithstanding the foregoing, the Offeror may acquire or dispose of their beneficial ownership, control or direction over common shares in the capital of Aurora through market transactions, private agreements, treasury issuances, or otherwise as circumstances or market conditions warrant.

8. WHERE APPLICABLE, A DESCRIPTION OF ANY CHANGE IN A MATERIAL FACT SET OUT IN A PREVIOUS REPORT:

Not Applicable.

9. THE NAMES OF ALL PERSONS ACTING JOINTLY OR IN CONCERT WITH THE OFFERORS IN CONNECTION WITH THE SECURITIES OF THE OFFEREE ISSUER:

By virtue of the ownership of Global and Resource, Global, Resource, ECP2000LP and ECPLP are deemed to be acting jointly and in concert.

Signed at Carlsbad, California, USA this 12th day of August, 2002.

EXPLORATION CAPITAL PARTNERS LIMITED PARTNERSHIP,
EXPLORATION CAPITAL PARTNERS 2000 LIMITED PARTNERSHIP, by its General Partner
Resource Capital Investment Corporation

"Arthur Richards Rule"

Per: ______________________
Authorized Signatory

FORM 45-102F2

REPORT MADE UNDER SUBSECTION 2.7(2)OR (3) OF MULTILATERAL INSTRUMENT 45-102 RESALE OF SECURITIES

1. Aurora Platinum Corp. has distributed securities under a provision listed in Appendix D or E to Multilateral Instrument 45-102 or a provision of securities legislation that specifies that the first trade of securities is subject to section 2.5 or 2.6 of Multilateral Instrument 45-102 and hereby certifies that in respect of a distribution on August 6, 2002 of 1,420,000 flow through units and 823,500 non flow-through units of Aurora Platinum Corp. (the "**Securities**") at $3.65 per Unit of Aurora Platinum Corp. Aurora Platinum Corp. was a qualifying issuer within the meaning of Multilateral Instrument 45-102 Resale of Securities at the distribution date.

Dated at Vancouver, British Columbia, this 9th day of August, 2002.

By: *"Thomas W. Beattie"*
Thomas W. Beattie
Vice President, Corporate Development

INSTRUCTIONS

1. If the distribution date is on or after the effective date of Multilateral Instrument 45-102 and the issuer or selling security holder has completed 1 above, file this form on or before the tenth day after the distribution date with the securities regulatory authority in each jurisdiction in which a purchaser of the securities is located and section 2.7 of Multilateral Instrument 45-102 has been implemented. Section 2.7 has been implemented in Alberta, British Columbia, Newfoundland, Northwest Territories, Nova Scotia, Nunavut, Ontario and Saskatchewan.

2. If the issuer has completed 2 above, file this form with the securities regulatory authority in each jurisdiction in which a purchaser of the securities is located and section 2.7 of Multilateral Instrument 45-102 has been implemented.

REPORT PURSUANT TO

SECTION 101 OF THE SECURITIES ACT (ONTARIO)
SECTION 111 OF THE SECURITIES ACT (BRITISH COLUMBIA)
SECTION 141 OF THE SECURITIES ACT (ALBERTA)
NATIONAL INSTRUMENT 62-103

1. **Name and address of the offeror**

   Southwestern Resources Corp. (the "Offeror")
   Suite 1650, 701 West Georgia Street
   Vancouver, B.C. V7Y 1C6

2. **Designation and number or principal amount of securities and the offeror's security-holding percentage in the class of securities of which the offeror acquired ownership or control in the transaction or occurrence giving rise to the obligation to file the news release and whether it was ownership or control that was acquired**

   On August 6, 2002 the Offeror purchased, by way of private placement, 137,000 non flow-through units at $3.65 per unit from Aurora Platinum Corp. (the "Issuer"). Each unit consisted of one non flow-through common share and one non flow-through share purchase warrant. 137,000 shares represent 0.73% of the outstanding shares of the Issuer.

3. **Designation and number or principal amount of securities and the offeror's securityholding percentage in the class of securities immediately after the transaction or occurrence giving rise to obligation to file the news release**

   The Offeror now beneficially owns 3,221,275 common shares (representing 17.18% of the Issuer's outstanding shares) and 237,000 warrants exercisable into 237,000 common shares.

4. **Designation and number or principal amount of securities and the percentage of outstanding securities of the class of securities referred to in paragr aph (3) over which**

   (i) **the offeror, either alone or together with any joint actors, has ownership and control**

   See 3. above.

   (ii) **the offeror, either alone or together with any joint actors, has ownership but control is held by other persons or companies other than the offeror or any joint actor**

   Not applicable.

   (iii) **the offeror, either alone or together with any joint actors, has exclusive or shared control but does not have ownership**

Not applicable.

5. **Name of the market in which the transaction or occurrence that gave rise to the news release took place**

   This transaction occurred as part of a private placement of securities from the treasury of the Issuer.

6. **Purpose of the offeror and any joint actors in effecting the transaction or occurrence that gave rise to the news release, including any future intention to acquire ownership of, or control over, additional securities of the reporting issuer**

   The Offeror acquired the securities for investment purposes. The Offeror has no current intention to increase the beneficial ownership, control or direction of the Issuer, other than through the exercise of warrants.

7. **General nature and the material terms of any agreement, other than lending arrangements, with respect to securities of the reporting issuer entered into by the offeror, or any joint actor, and the issuer of the securities or any other entity in connection with the transaction or occurrence giving rise to the news release, including agreements with respect to the acquisition, holding, disposition or voting of any of the securities**

   None.

8. **Names of any joint actors in connection with the disclosure required by this report.**

   Not applicable.

9. **In the case of a transaction or occurrence that did not take place on a stock exchange or other market that represents a published market for the securities, including an issuance from treasury, the nature and value of the consideration paid by the offeror.**

   The Offeror paid $3.65 per unit subscribed for pursuant to this private placement. See 2. above.

10. **If applicable, a description of any change in any material fact set out in a previous report by entity under the early warning requirements or Part 4 of National Instrument 62-103 in respect of the reporting issuer's securities.**

    Not applicable.

DATED at Vancouver, B.C. this 6th day of August 2002.

Southwestern Resources Corp.
By: *"Thomas W. Beattie"*
Thomas W. Beattie
Vice President, Corporate Development



Aurora *Platinum Corp.*

July 25, 2002

Quebec Securities Commission
B.C. Securities Commission
Alberta Securities Commission
Ontario Securities Commission

Dear Sirs and Mesdames:

Re: Aurora Platinum Corp. (the "Company")

The Company proposes to apply for reporting issuer status in Quebec. Pursuant to Section 68.1 of the *Securities Act* (Quebec), Aurora will request that the Commission grant it reporting issuer status in the Province of Quebec, retroactive to the date when it become a reporting issuer in its principal jurisdiction, namely British Columbia. Aurora became a reporting issuer in BC in September 30, 1987.

The purpose of this letter is to facilitate the Company designating Quebec as a recipient jurisdiction on SEDAR. Aurora has completed the necessary procedures on SEDAR to enable all of Aurora's continuous disclosure filed during calendar years 2001 and 2002 to be submitted to Quebec, in anticipation of Quebec becoming a recipient jurisdiction. Further, henceforth, Quebec will be designated a recipient jurisdiction on SEDAR for the purposes of Aurora's continuous disclosure.

Once designated on SEDAR as a recipient jurisdiction, the Company will file an application with the Quebec Securities Commission, which application will be accompanied by the necessary supporting documentation.

Aurora is currently a reporting issuer in three jurisdictions: British Columbia, Alberta and Ontario.

Yours truly,

Aurora Platinum Corp.

"Blair Lockhart"

Blair Lockhart
Solicitor

P.O. Box 10102 #1650, 701 West Georgia Street, Vancouver, B.C. Canada V7Y 1C6
Telephone (604) 669 2525 Fax (604) 688 5175

AURORA PLATINUM CORP.

FALCONBRIDGE OPTION PROPERTIES

FOY AND FOOTWALL

SUDBURY. ONTARIO

National Instrument 43-101F1

Technical Report

Richard J. Mazur, P.Geo.

Mirador Management Co.

May 15, 2002

Table of Contents

List of Figures

List of Tables

Appendices

FALCONBRIDGE OPTION PROPERTIES

FOY AND FOOTWALL

SUDBURY, ONTARIO

SUMMARY (ITEM 3)

The Foy and Footwall properties, under option from Falconbridge Limited are projects at an exploration stage. Exploration by Aurora Platinum Corp., operator of the Foy Property since 2000 in the North Range of the Sudbury Mining Camp identified two zones – the Nickel Lake and Wisner zones of nickel-copper-platinum-palladium (Ni-Cu-Pt-Pd) mineralization associated with the hangingwall of the Foy Offset Dyke. Exploration by Falconbridge, operator of the Footwall Property since 2000 in the South Range of the Sudbury Mining Camp, identified three exploration targets of Ni-Cu-Pt-Pd mineralization nearby the past producing Falconbridge and East Mines, the Cryderman deposits and the producing Garson Mine. Aurora has an option to earn a 60% interest in these properties by spending $6 million in exploration by June, 2003. To the date of this report, Aurora has expended over $3.2 million through an integrated exploration approach using prospecting, geological mapping, trenching, airborne, ground and borehole geophysical surveys, lithogeochemical surveys and diamond drilling.

The main focus of exploration on the Falconbridge Option properties is for magmatic nickel-copper-platinum group metal sulphide deposits typical of the historic Sudbury Mining Camp that has produced ore for over 100 years. The Sudbury Basin is host to a variety of deposit types closely associated with the Sudbury Igneous Complex (SIC), a layered igneous complex, with associated radial and concentric "offset" dykes of quartz-diorite bulk composition. The layered SIC ranges in composition from quartz norite at its base through gabbro to a granophyric cap. Nickel-copper orebodies are generally found at the contact of the SIC or associated with offset dykes, as fault-related deposits and footwall deposits. Mineralization generally occurs as semi-massive and massive sulphide deposits of pyrrhotite, pentlandite, chalcopyrite and titanium–poor magnetite.

Significant high-grade intercepts of nickel-copper (Ni-Cu) mineralization have been encountered on the Foy Property. Significant borehole electromagnetic conductors and data compiled from mine information from adjacent mines have been interpreted as extensions of sulphide bodies at depth on to the Footwall Property. Both properties warrant further drilling to test new exploration targets and advance known zones of mineralization to the development stage.



Aurora Platinum Corp.
Figure 1
Sudbury Projects
Ni-Cu-Pt-Pd Discoveries
Roland Lake Zone
Wisner Zone
Crazy Creek Zone
Nickel Lake Zone
WD38 Zone
Foy Project
Hess Offset
Parkin Offset
Whistle Offset
Wanapitei Lake
MacLennan Offset
North Range
South Range
Footwall Project
Footwall UTEM Conductor
Sudbury
Aurora Platinum
Sudbury Igneous Complex
Aurora Platinum 100% Ground
Optioned claims
SCALE

Figure 1. Location – Foy and Footwall properties.

INTRODUCTION AND TERMS OF REFERENCE (ITEMS 4 & 5)

Richard Mazur, a principal of Mirador Management Co. has been engaged to provide a summary of exploration results to date on the Foy and Footwall properties that form the Falconbridge Option Agreement. This report has been prepared for the purposes of filing an Annual Information Form 44-101F1 for Aurora Platinum Corp., a publicly-traded mineral resource company listed on the TSX Venture Exchange in Toronto, Ontario, Canada. The author visited the properties on June 21 to 23, 2001. Information on the Foy Project has been obtained from geological data provided by Aurora Platinum Corp.'s exploration department under the direction of Mike Byron, Ph. D., P.Geo. Exploration Manager, who, as operators have conducted exploration work on the Property from July, 2000 to the present. Information on the Footwall Project has been obtained from the Quarterly Summary Report of Activities submitted to Aurora by Falconbridge Limited, the operator of the Project. The author has relied on the technical information provided by these sources and does not take any responsibility for legal, environmental, political or other non-technical issues related to this report.

PROPERTY DESCRIPTION AND LOCATION (ITEM 6)

LOCATION

The Foy Property is approximately 30 kilometres north-northwest of Sudbury within parts of Bowell, Foy, Tyrone, and Harty townships (Figure 1). The center of the Property is located at latitude 46° 45'N, longitude 81° 14'W, in NTS map sheet 41 I/14. The Footwall Property is approximately 15 kilometres east-northeast of Sudbury within Falconbridge and Garson townships (Figure 1). The western end of the Property is located at latitude 46° 35'N, longitude 80° 50'W in NTS Map sheet 41 I/10.

CLAIM OWNERSHIP AND STATUS

The Foy Property (Figure 2) is comprised of 2,042 hectares of mining lands. Falconbridge Limited of Toronto, Ontario, Canada has a 100% interest in 1,413 hectares held under patented mining claims (1,036 hectares), 21-year mining leases (361 hectares), and one staked (unpatented) mining claim (16 hectares). Falconbridge has a 50% beneficial interest in the remaining 628 hectares of patented mining claims, the remaining 50% interest being held by Inco on the "Canhorn" ground. The Footwall Property (Figure 3) is comprised of 1,601 hectares of patented mining claims held 100% by Falconbridge.



Michaud
Lake
Little Michaud
Lake
Aurora 100% Ground
Wingelaulow
River
Foy
Lake
McGrindle
Creek
Sandcherry
Creek
Little Sandcherry Creek
Reedy
Creek
Rand
River
Aurora 100% Ground
Roland
Lake
Nelson
Lake
Nelson
River
Leach
Lake
5183000 mN
5181000 mN
5179000 mN
5177000 mN
5175000 mN
478000 mE
480000 mE
482000 mE
484000 mE
486000 mE
488000 mE
490000 mE
492000 mE
AURORA PLATINUM CORP.
FOY PROJECT - Sudbury, Ontario
Claim Map
0 250 500 1000 1500 2000 2500 metres
SCALE
DATE: Feb. 15, 2001
File: Foy_claim
Figure No. 2

Figure 2. Foy Project claim location.



Falconbridge Mine
East Mine
Open Pit
Smelter
Project Claims
Refinery
Garson Mine
Garson
Garson Twp.
Falconbridge Twp.
City of Sudbury
PowerLine
Highway
Garson Lake
Ni, Cu, PGM Deposits
Aurora Platinum Corp.
FOOTWALL PROJECT - Sudbury Ontario
NTS 41I-10, Nad27, UTM Zone 17
Claim Map
0 500 1000 2000 3000 4000 5000
METRES
DATE: Dec. 19, 2000
BY: rwr
FILE: Footwall_FIG5
Figure: 3

Figure 3. Footwall Project claim location.

Appendix 1 lists the patented claims, unpatented claims, and mining leases with property descriptions. Note that Aurora's interest in the Footwall Property is mining rights only and, to the extent known, should avoid any potential environmental liability due to previous mining activity. Falconbridge retains the surface rights to the Footwall Property.

NATURE OF COMPANY'S INTEREST

Under a letter agreement dated June 7, 2000 which was formalized by an option and joint venture agreement (the "Falconbridge Agreement") dated August 28, 2000 between Aurora Platinum Corp. of Vancouver, British Columbia, Canada and Falconbridge Limited, Falconbridge granted Aurora an option to earn a 60% undivided interest in the Falconbridge Properties by expending a total of $6,000,000 on exploration over three years, of which $1,000,000 is to be incurred in the first year, $2,000,000 in the second year and $3,000,000 in the third year. Aurora has the right to accelerate expenditures to exercise the option sooner. If Aurora fails to make the expenditures, it may pay the difference to Falconbridge within 45 days of the end of the period required for making the expenditures. Aurora is the operator of the Foy Property during the option period. Expenditures made by Falconbridge, as operator of the Footwall Property during the option period, which exceed the expenditures contemplated by the program by more than 10% will be funded solely by Falconbridge. Falconbridge and Aurora must agree on exploration programs and budgets for the Falconbridge Properties.

Upon Aurora earning a 60% interest, a joint venture will be formed between the parties. If the results of exploration warrant further development and exploration, the parties may enter into a development and operating agreement. If either party becomes the owner of a 100% interest in the Falconbridge Properties, the 100% owner shall pay to the other party a 5% net proceeds of production royalty from commercial production. Each party has right of first refusal to acquire the other party's interest. The joint venture will provide that Aurora and Falconbridge must contribute to exploration and development costs on a pro rata basis. In addition, Falconbridge will have the option, provided that Falconbridge has at least a 40% interest in the Falconbridge Properties, to increase its working interest in any specific project by 10% by funding a feasibility study and will have the option, provided that Falconbridge has at least a 50% interest in the Property upon commencement of the construction stage, to earn an additional 20% in the specific project by providing 100% of the funds required to place a deposit into production. Falconbridge will then be entitled to recover 100% of mine construction costs from 90% of net cash flow from a mine. The remaining 10% shall be shared 70% by Falconbridge and 30% by Aurora.

Within the three-year option period, Falconbridge has the right to purchase (the "Falconbridge Share Option") by way of private placement up to 500,000 common shares of Aurora at a price equal to the closing price of the shares of Aurora for the 10 trading days prior to Falconbridge's notice to purchase the shares.

To March 31, 2002, a total of $1,956,790 and $1,480,788 have been expended on the Foy and Footwall properties respectively.

ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY (ITEM 7)

TOPOGRAPHY AND PHYSIOGRAPHY

The Sudbury area is typical of the southern Canadian Shield with moderate yet rugged relief and with an elevation above sea level between 350 metres to 450 metres. The area is forested mainly with pine, spruce, birch, poplar and alder. Swampy lower-lying areas alternate with hummocky rock outcrops forming the higher ground to give a very irregular topography. Small lakes and rivers trending mainly north-northwest due to the structural trends are also influenced by the southwest oriented Pleistocene glacial trends to form a complex, immature drainage pattern.

The Foy Property is located on a southward sloping plateau dissected by small streams, ponds and muskeg-filled depressions created by the Pleistocene glacial erosion. Relief is not great, but the topography is locally rugged. The main creeks may contain rapids, with their trends being controlled by glacial features and by faults (e.g. Sandcherry Creek). Vegetation is sparse in rocky upland areas, where birch, poplar and jackpine predominate.

Before mine development, the land surface in the vicinity of the Footwall Property was a flat glacial plain of sand and gravel marked by kettle holes up to 400 metres in diameter (Mawdsley, 1931). The glacial drift consisted of coarse gravel and sand with occasional boulders and covered the area to a depth of up to 75 metres. Currently, the Falconbridge smelter, gravel pits and associated infrastructure are present in the area.

There are limited amounts of small shrubs and trees in the Footwall Property area due to the effects of earlier smelting activities however, the area is being reforested by an on-going planting program.

ACCESS AND INFRASTRUCTURE

Access to the Foy Property is limited to seasonal logging roads and all-terrain vehicle (ATV) trails. The eastern part of the Project area is accessed by driving north from Sudbury on Highway 69N (Regional Road 80) through the towns of Val Caron, Val Therese, and Valley East to the Nelson Lake Road turn off. Travel north for 6.5 kilometres along this serviced road to Pigeon Lake Road, a non-serviced gravel road that runs north between Nelson Lake and Joe Lake. The centre of the Property lies about 18 kilometres up Pigeon Lake Road, near where the road intersects the Ontario Hydro line. Internal parts of the Property are best accessed by a rugged ATV trail that runs easterly along the trace of the Offset Dyke, between the hydro line to the east, and the Nickel Offset Mine Road, located 7.0 kilometres to the west.

From the eastern end of Sudbury, the Falconbridge Highway (Regional Road 86) extends northeast from Highway 17 through the town of Garson and then through the town of Falconbridge to the Footwall Property. Access on the eastern and southern portions of the Property is via the road network surrounding the Falconbridge Smelter Complex. The northeastern part of the Property is accessible via numerous unmaintained gravel roads heading towards Wanapitei Lake from the Smelter Complex. The western portion of the Property is bisected by Hwy 541A.

Sudbury, with a population of over 160,000, is the largest metropolitan centre in northern Ontario. It has a full service airport with regular service to Toronto and other major Ontario centres. Access to the mineral properties is by road, as a well-developed road network exists throughout the regional municipality.

The community has its roots in nickel mining, with Falconbridge Limited and Inco Limited until recently being the main employers in the region following the discovery of nickel over a century ago. A major diversification plan for the region, instituted twenty years ago has resulted in Sudbury's emergence as a major centre for tourism, education, business and government. A wide array of retail and financial services serve the community and employ over half the workforce. The Sudbury area is particularly well-equipped to service the mining sector.

CLIMATE

The climate is temperate being characterized by cold winters and warm summers. Temperatures generally range from minus 20 Celsius to plus 20 Celsius with extremes to minus 30 Celsius to plus 30 Celsius. Geological mapping, trenching and geochemical activities are restricted to the summer months. Claim staking, line cutting, geophysics and drilling can be carried out year long with the exception of fall freeze-up and spring break-up.

HISTORY (ITEM 8)

SUDBURY MINING CAMP

The Sudbury Mining Camp is one of the most prolific in the world. The Sudbury orebodies are host to one of the largest repositories of nickel and copper and are still mined to this day after a 125-year mining history (Figure 1). Cosec (2000) has estimated production of 770 million tons of ore yielding 19 billion pounds of copper and 19 billion pounds of nickel from 1890 to 1992 at an average grade of 1.24% copper and 1.24% nickel.

Mining and mineral exploration in the Sudbury area has a long and colourful history dating back to the 1850's, when the first published report in 1857 indicated Ni-Cu mineralization at the site of what became the Murray Mine. The discovery that eventually sparked the interest in Sudbury was made by T. Flanagan in 1883. Initially the ores were considered to be of value for their copper content however, in 1887 their nickel content was recognized. At that time the nickel market was very limited, but by 1891 the use of nickel for armaments was being developed, and by 1915 Sudbury was providing 80% of the worlds nickel. By 1928, the two main nickel-copper producers in the Sudbury area were the International Nickel Company and

the Mond Nickel Company. Also in 1928 Falconbridge Nickel Mines, Limited was formed to develop the Falconbridge Orebody and to erect a smelter to treat the ore. In 1929, the International Nickel Company and the Mond Nickel Company merged to form the International Nickel Company of Canada Limited, which became INCO Limited in 1976. In 1982, Falconbridge Nickel Mines Limited became Falconbridge Limited (Giblin, 1984).

There are currently 14 operating mines in the Sudbury area (Meyer et al., 2000). Inco Limited operates the Lower Coleman and McCreedy East mines on the North Range and the Creighton, Gertrude, Copper Cliff North and South, Frood, Stobie and Garson mines on the South Range. Falconbridge Limited operates the Strathcona, Fraser, and Craig mines on the North Range and the Lockerby and Lindsley mines on the South Range.

FOOTWALL PROJECT AREA

The exploration history of the Footwall Property dates to 1901, when Thomas A. Edison was testing magnetic/electromagnetic equipment on targets in the area. One of his test pits was stopped just short of one of the widest portions of the Falconbridge Orebody (Mawdsley, 1931). In 1916, the E.J. Longyear Company of Minneapolis, Minnesota discovered the Falconbridge and East deposits by diamond drilling. Falconbridge Nickel Mines Limited, a subsidiary of Ventures Limited, was incorporated on August 28, 1928 to develop the Longyear properties. The Falconbridge Mine was brought into production in 1929 and subsequently the East Deposit was explored by drifts driven from the Falconbridge Mine. Later a production shaft was sunk at the East Deposit and production commenced in 1951. The Falconbridge and East mines border the Footwall Property to the north. The Falconbridge Mine was shut down in 1983 due to a collapse from unstable ground conditions after production of 33,065,837 tonnes grading 1.58% nickel and 0.89% copper. The East Mine was closed in 1990 after production of 8,722,583 tonnes grading 1.15% nickel and 0.76% copper.

The Garson Mine, located about 4.5 kilometres southwest of the Falconbridge Mine just west of the Footwall Property boundary, was discovered by John Thomas Cryderman in 1891. Ten years later, it was purchased by Dr. Ludwig Mond and mining operations commenced at the Mond Nickel Company's Garson Mine in 1907. The Garson Mine became an INCO Limited mine with the 1929 merger and it operated until 1986 when it was closed due to unstable ground conditions. It was reopened in 1994 and continues production.

Due to the presence of these mines at the southeast corner of the SIC there has been a long procession of companies acquiring and exploring properties in Garson and Falconbridge townships peripheral to the Falconbridge claims that make up the Footwall Property. Falconbridge Limited, INCO Limited, and predecessor companies have also, from time to time, carried out exploration in this area.

Underground development along the SIC in the 1940's and 1950's from the Falconbridge Mine extended up to 650 metres on to the western part of the Property at the 1750, 2660 and 4025 foot levels. A total of 11,353 metres of drilling, two airborne surveys and an AMT survey have been completed from 1916 to the time of the Option. The Eastern part of the Property has received limited diamond drilling of 555 metres from 1916 to the time of the Option.

FOY PROJECT AREA

Nickel mineralization at the Nickel Offsets Mine was discovered near the end of the 19th century (Card and Meyn, 1969). The Nickel Offsets Mine is not held by Falconbridge nor is it subject to the Option Agreement. Since it is located along the Foy Offset Dyke to the west of the main Foy claim group, it is of significance as an adjacent property.

In 1938, Nickel Offsets Limited carried out geophysical surveys and diamond drilling and outlined some 360,000 tons of Ni-Cu mineralization on the Foy Offset Dyke in central Foy Township. Two vertical, three compartment shafts, about 3,000 feet apart, were sunk to 1,599 feet (484.5 metres) and 1,106 feet (335 metres) with lateral development on four levels at each shaft. In 1943, 10,390 tons was shipped to the Copper Cliff Smelter of the International Nickel Company of Canada, Limited. A concentrator of 300 tons per day capacity was put into production in 1953 and there was additional underground development. Between 1953 and 1957, 208,551 tons of ore at a recovered grade of 1.09% Ni and 0.80% Cu were produced (Card and Meyn, 1969).

Subsequently, both Falconbridge and INCO have carried out various programs of exploration in the area of and along the Foy Offset Dyke. Work has consisted mainly of surface mapping and prospecting, geophysical surveys and diamond drilling.

A significant mineral deposit on Mining Location WD 150 is located east of the subject claims on ground held by INCO Limited. In 1999, Falconbridge drilled a deep 1,500-metre hole north of the WD 150 deposit to evaluate the Offset Dyke on its ground. No publicly reported resources or reserves are available for the WD 150 deposit.

By 1987, United Reef Petroleum Limited (50%) and Canhorn Mining Corp. (50%) (Canhorn Option) held 60 patented claims that now comprise most of the claim group. In 1987 and 1988, United Reef carried out an exploration program over the claims consisting of line-cutting, magnetometer, VLF-EM and detailed IP surveys, geological mapping and two phases of drilling in 63 holes totaling 35,055 feet (10,622.7 metres). Eleven mineralized zones of interest were outlined by this work.

In 1989, 55 patented claims of the United Reef Petroleums Ltd.-Canhorn Mining Corp. (Canhorn Option) Property were optioned to INCO Limited. INCO carried out three-dimensional modeling of the Dyke from the old mine records, selective geological mapping, shallow drilling and the drilling of three deep holes followed by borehole geophysics in 1990. Drilling totaling 17,195 feet (5,210.6 metres) in six holes. Significant sulphide concentrations were not encountered but a UTEM borehole survey was recommended. During the 1991 field season, the area between the old No. 1 and No. 2 shafts of the Nickel Offsets Mine was mapped in detail. Four drill holes in the No. 2 shaft area totaling 11,786 feet (3,571.5 metres) were completed with no significant intersections. UTEM surveys of the boreholes failed to indicate any conductors of note (Makela and Napoli, 1991, 1992). No further work was recommended.

In 1948, Falconbridge drilled some shallow, small diameter holes within the area of the Wisner Zone. In 1971, six deeper holes were drilled in the same area as the shallow hole with only minor sulphides of no significance encountered. Magnetometer and IP surveys were conducted in the Foster Lake area by Falconbridge in 1970.

The Dollard claim group is located in the extreme northwest corner of Foy Township along the extension of the Foy Offset Dyke. Prior to 1950, there was surface exploration consisting of trenching, pitting, sampling and geological and geophysical surveys. The Property was optioned by Falconbridge in 1952, and over the next 19 years they carried out various programs of line-cutting, geological and geophysical surveys and diamond drilling. In 1971, Falconbridge purchased the Property, which forms part of the optioned ground (the "Northwest Foy").

REGIONAL GEOLOGICAL SETTING (ITEM 9)

The Sudbury area is located in the southern part of the Canadian Shield with dominantly Archean units to the north and Proterozoic units to the west, east and south. Within this boundary area is located the Sudbury Basin (Figure 1).

The Sudbury Basin is bounded to the north by older, footwall basement Archean rocks, comprised predominantly of felsic plutons and gneisses, with lesser amounts of greenstone, which date at about 2,700 Ma (million years ago). Late Archean tectonometamorphism (2,640 Ma) produced the Levack Gneiss Complex and the associated anatectic granitoid rocks. The area was then intruded by the northwest trending Matachewan Dyke Swarm at about 2,450 Ma. Gabbroic intrusions southwest and west of the Sudbury Structure (the East Bull Lake and Shakespeare-Dunlop intrusions) are believed to be cogenetic with the lowermost volcanics of the Huronian Supergroup and are dated at about 2,490 - 2,450 Ma.

Huronian Proterozoic sedimentation and volcanism continued to about 2,200 Ma, largely to the south and east of the Sudbury area. The sediments were derived from the Archean superior Province to the north. All of the rocks were intruded by the extensive Nipissing Diabase Sill-Dyke system about 2,200 Ma.

The Sudbury Impact Event, which is dated at 1850 Ma, affected a large area both inside and outside the current limits of the Sudbury Basin. Estimates of the original diameter of the impact structure range from 150 to 225 kilometres. The current Sudbury Basin is a 60 by 27 kilometre oval-shaped basin, within the larger Sudbury Structure. The Sudbury Structure is comprised of three principal components as follows:

1) An outer zone up to 80 kilometres wide consisting of fractured and locally brecciated and partially melted Archean and Proterozoic rocks which have been shock deformed by the impact and also intruded by offset dykes coeval with the formation of the SIC.

2) The SIC, an intrusion or melt sheet, which is now exposed in the form of an elliptical collar around the Sudbury Basin. The SIC is divided geographically into a North Range, South Range and East Range.

3) The Whitewater Group of sediments comprised of the Onaping, Onwatin and Chelmsford Formations which filled the impact crater. The Onaping Formation is now

commonly ascribed to fallback breccia derived from the impact event. The overlying Onwatin Formation is mainly argillite and siltstone, while the Chelmsford Formation is comprised largely of distal turbidites.

The impact resulted in the formation of a radial and concentric pattern of offset dykes and zones of pseudotachylyte within the surrounding Archean and Proterozoic rocks. Pseudotachylyte is a two-component rock formed by purely dynamic means under conditions of high rates of strain. It is comprised of mineral and rock fragments derived predominantly from wallrocks, set within a typically dark, microcrystalline to fine grained matrix, generated by grinding and frictional melting.

The Archean and Proterozoic rocks surrounding the basin have also been intruded by SIC related "quartz diorite" or "offset dykes". Two major varieties of these dykes have been recognized: radial and concentric. The radial dykes appear to stem from the norite and/or sublayer and extend into the footwall rocks in a radial pattern with respect to the SIC. The concentric dykes may be related to ring faults and may either be connected to the norite/sublayer or represent accumulations of melt rock associated with pseudotachylyte formation.

The SIC has been variously interpreted either as an endogenic intrusion, a melt sheet formed by meteorite impact, or a combination of the two. Current thinking generally favors a melt sheet origin for this igneous body. The SIC is exposed as an oval-shaped collar around the Sudbury Basin. Dips on the North Range average 35° south, while the South Range dips steeply to the north and is locally overturned with south dips. On the East Range, dips are steep to the west.

The SIC consists of four main units, which are, from bottom to top: the contact sublayer (a discontinuous mineralized, xenolith-bearing norite), norite, quartz gabbro, and granophyre. The contact sublayer at the base of the SIC occupies kilometre-scale radial depressions, referred to as embayment structures. Ni-Cu deposits are localized within these structures in smaller sub-horizontal structures called terraces. Footwall breccia (also known as Late Granite Breccia or Anatexite), a xenolith-bearing metamorphic to igneous-textured breccia, underlies the contact sublayer discontinuously, predominantly along the North and East ranges. The Footwall Breccia commonly contains Ni-Cu sulphide mineralization, which probably represents leakage from the contact sublayer. The Sudbury Breccia, an unmetamorphosed breccia, can occur from the contact with the SIC up to several tens of kilometres from the SIC and is of significance as a host for Ni-Cu mineralization proximal to the SIC contact.

After its formation the Sudbury Structure was affected by the Penokean Orogeny, variously dated at between 1,700-1,900 Ma. Northwesterly directed thrusting during this orogenic event is believed to be responsible for northwest-southeast directed shortening of the SIC and Sudbury Basin, contributing to its current elliptical shape.

PROPERTY GEOLOGY (ITEM 9)

FOOTWALL PROPERTY

The footwall rocks on the Property are dominantly Huronian metasediments and metavolcanics (quartzite, pebbly sandstone, conglomerate and basalt). The quartzite and pebbly sandstone are white to greenish grey, fine to medium grained and vary from massive to cross-bedded. When the bedding is preserved, tops predominately face south and southeast, and are locally folded about an easterly plunging axis. Basalt is massive to weakly foliated, commonly fine grained and amygdaloidal, with up to 25% amygdules and traces of sulphide mineralization. Locally both pillowed and flow brecciated units are preserved. In rare sections flow brecciated basalt units were noted to grade into the conglomeratic sediment units. Alteration is minimal throughout most of the area, with basalt altered to chlorite and rare carbonate in places.

A 5-kilometre long and 1-kilometre wide Sudbury Breccia Belt was mapped in the footwall of the Property (Figure 4). This belt is oriented northeasterly, sub-parallel to the SIC, and is composed of up to 25% Sudbury Breccia matrix surrounding quartzite fragments and local conglomerate, basalt and gabbro fragments. Sudbury Breccia was also observed as fine veinlets crosscutting the sediments. The Sudbury Breccia matrix is fine grained, light grey and poorly mineralized with traces of pyrite and local chalcopyrite. Trace amounts of pyrrhotite, chalcopyrite and pyrite were observed in Sudbury Breccia, basaltic volcanics and sediments.

On the western side of the Property, the contact between the basaltic footwall and the SIC is often strongly deformed, now represented by a mylonitic zone several metres wide. Oriented easterly, the mylonitic zone has a left lateral sense of movement. In the northern portion of this part of the Property, the SIC includes norite and transition zone rocks, cut by late aphanitic dykes. The norite is massive, medium to coarse grained and quartz rich. The southern part of this block is covered by thick glacio-fluvial sand (6-60 m) underlain by Huronian mafic volcanics and sediments. The easterly trending Garson Fault transects this area.

On the eastern side of the Property, the SIC contact is southward or outward dipping, which is consistent with other structurally modified deposits of the SIC South Range.

Figure 4. Footwall Project - property geology.



FOY PROPERTY

The Foy Offset Dyke is the largest of all known radial offset dykes. Emanating from the base of the eruptive, a region referred to as the "mouth," along a west-northwest trajectory, it extends for upwards of 28 kilometres as far as Tyrone Township and possibly beyond (Figure 2). The mouth of the Foy is located in south-central Bowell Township, between Roland Lake and the northern tip of Nelson Lake. At this location the Dyke is approximately 400 metres wide, but narrows to 210 metres at Nickel Lake, about 1.5 kilometres to the northwest. Further west, within the joint venture property, Dyke width typically fluctuates between 150 metres and 250 metres, and ultimately narrows to about 75 metres within the northeast Foy claim group (Figure 2). The description presented herein pertains only to those sections of the Dyke that lie within the confines of the joint venture property. See Grant and Bite (1984) for a general descriptive overview of Sudbury offset dykes.

Pattison (1979) describes the lithological complexities of the Foy Offset Dyke, stating that from the mouth to just west of Foster Lake (~3 kilometres), it is composed of essentially sublayer with localized, extensive, zones of Footwall Breccia. At Nickel Lake the core of the Dyke is essentially a fine to medium grained inclusion bearing quartz diorite, exhibiting a distinct magmatic textured matrix hosting 30-40% inclusions of predominantly fine grain to very fine grain, mafic (diabase/amphibolite) and fine grain to medium grain diorite, gabbro and amphibolite, with lesser fine grain, massive feldspathic (plagioclase-rich) inclusions. Inclusions are typically less than 6 centimetres, subrounded to rounded with weakly corroded and disaggregated borders against the host quartz diorite. The magnetic character of the rock is due to its pyrrhotite content and the abundance of magnetic diabase inclusions.

To date, most of the fieldwork has been concentrated within the area from the Wisner Zone to the western extent of the Property. In this section the Dyke consists of three distinctive types of quartz diorite: marginal A, marginal B, and inclusion bearing. The first intrusive pulse of material giving rise to the Foy Offset Dyke consists of a nonmagnetic, marginal A quartz diorite. When present, the marginal phase always lies in contact with local country rock. Noticeably inclusion deficient, and distinctly magmatic, it hosts a well-defined medium grain to fine grain granophyric texture characterized by 3-7% acicular amphiboles (up to 8 millimetres in length), with lesser medium grain biotite and nil to trace fine grain to medium grain disseminated pyrite. Marginal B quartz diorite intruded marginal A, as determined by the presence of marginal A inclusions within marginal B rocks. Marginal B rocks exhibit a medium grain to coarse grain granophyric texture, +/- a well-developed spherulitic texture consisting of 10-20% spherulite-like clots (3-12 millimetres) characterized by randomly oriented to poorly radiated feldspar laths (+/- amphiboles). It is predominantly inclusion poor with nil to sporadic granitoid and mafic inclusions in the 5-10 millimetre diameter range.

The central inclusion-bearing phase accounts for greater than 95% of the Dyke, and it is in this phase that all of the significant sulfide mineralization has been found. Rare inclusions (3-20 centimetres) of pinkish grey, marginal, granophyric, quartz diorite (contact phase) have been observed within the outer contact zone of the inclusion-bearing phase. This represents marginal phase material that has been ripped-away as a result of the latest intrusive event. Marginal-type inclusions were only found within 1 metre of the marginal/inclusion bearing contact.

Wisner Zone dyke rocks are fine grain to medium grain inclusion bearing quartz diorite, typically medium-grey (mottled), characterized by 10-40%, locally up to 70-80%, predominantly granitoid/feldspathic inclusions (few millimetres to 1.70 metres) with subordinate mafic (diabase, meta-volcanic) and gneissic/migmatitic material and rare/sporadic ultramafic inclusions (pyroxenite, anorthosite). Although inclusions up to 200 metres have been observed, the typical size range is from 0.5-3.0 centimetres to 5.0 metres. This unit ranges from non-magnetic to moderately and strongly magnetic (sporadically), reflecting the typically non-magnetic nature of the quartz diorite groundmass and the variable magnetic character of the inclusions.

The Foy Offset intrudes Archean granitoid country rocks consisting of granite, granodiorite to hornblende granodiorite, migmatitic hornblende (biotite) gneiss and hornblende gneiss diabase. The abundance of diabase dykes that appear to strike parallel to subparallel to the Offset, along its northern and southern margins, suggests that the Foy Offset Dyke intruded a previously reactivated structure.

Four northwest striking regional faults cut the Offset Dyke. From east to west they are: Rand Creek Fault (horizontal displacement of ~220 metres), Wingekisinaw River Fault (horizontal displacement of ~650 metres), Bear Lake Fault (horizontal displacement of ~200 metres), and Sandcherry Fault (horizontal displacement of ~700 metres). It has long been known that changes in dyke geometry represent areas favourable for the anomalous concentration of sulphides. Recognizing such features is one of the primary objectives of both the field mapping and diamond drilling programs.

EXPLORATION MODEL (ITEM 10)

The individual ore deposits are typically zoned. Fractional crystallization of monosulphide solid solution from a sulphide melt is believed to have given rise to a cumulate phase rich in iron, cobalt, rhodium, ruthenium, iridium, and osmium, (pyrrhotite-rich ores) and a fractionated liquid rich in Ni, Cu, Pt, Pd and Au (chalcopyrite and PGM rich ores). In some cases, the liquid phase is then believed to have migrated out from the sublayer and further fractionated to form Cu- and PGM-rich footwall orebodies.

The mineralization commonly consists of pyrrhotite, pentlandite, chalcopyrite, pyrite and titanium-poor magnetite. Accessory minerals present in lesser amounts include the copper minerals cubanite and bornite; the nickel minerals bravoite, millerite and mancherite; the tellurides altaite and mackinawaite; all the platinum group minerals merenskyite, michenerite, moncheite and sperrylite, as well as argentian bismuth, cassiterite, gold, galena, ilmenite and sphalerite. Secondary minerals include marcasite, violarite and vallerite.

Exploration is focused on the deposit types most typical of the Sudbury Mining Camp and after years of study, the mineralization can be categorized in three deposit settings:

1) **Contact deposits** along the lower contact of the SIC occur in association with a noritic to gabbroic inclusion-bearing contact phase known as the sublayer. The thickness of the sublayer is highly variable ranging from entirely absent to over 100 metres in thickness. Greatest thicknesses are found in kilometre-size radial embayments. Within these embayments are smaller secondary troughs or "terraces". The highest sulphide concentrations within the sublayer are found within the embayments. Within the embayments the sulphide distribution is further controlled by the terraces. Large concentrations of sulphides and nickel are often found in footwall deposits immediately adjacent to these terraces. Copper/nickel ratios are typically lowest in the sublayer and increase towards the Footwall Breccia.

Contact deposits comprise 21 of the 35 mines in the camp in both the North Range and the South Range. The lower contact of the SIC presents a defined exploration target and has been a prolific producer over the years. As near surface targets along the contact became exhausted, exploration in later years focused on deeper targets utilizing a variety of deep penetrating geophysical methods. Contact deposits at the base of the SIC are still currently being mined by both Falconbridge and INCO. The majority of these are deep mines.

Fault-related deposits are a subset of contact deposits and are associated with near-vertical faults that cut the South Range Lower Zone norite and adjacent Huronian footwall mafic metavolcanics of the Stobie Formation. The Falconbridge, East Falconbridge and Garson mines are typical fault-related deposits (Owen and Coats, 1984) exhibiting characteristic "contorted schist inclusion sulphide" in the main shear zone and "inclusion massive sulphide" as discontinuous lenses in adjacent metavolcanic rocks.

2) **Footwall deposits** are zones of sulphide mineralization in the form of stringers, veins, massive sheets, and/or disseminated sulphide that have migrated from the base of the sublayer or Footwall Breccia and penetrated deeply into the footwall rocks. In some instances the mineralization is associated with extensive zones of thermal-metamorphosed Sudbury Breccia, which may have acted as a conduit for the mineralizing fluids. Quartz diorite pods are sometimes associated with the highly thermally metamorphosed Sudbury Breccia zones.

3) **Offset Dyke deposits** are intimately associated with radial and concentric dykes that have penetrated the footwall rocks. The Frood-Stobie Mine is the largest of the Offset deposits. This Mine lies within the South Range Breccia Belt and is situated about 2 kilometres into the footwall. The mineralization occurs as disseminated to massive sulphides within the dykes. The massive sulphide bodies are often rimmed by a halo of disseminated material and are often found associated with one of the contacts of the Dyke with the surrounding footwall. The Copper Cliff and Worthington radial offset dykes host major zones of sulphide mineralization containing high levels of PGM's. A new orebody in the Copper Cliff Dyke, the Kelly Lake Deposit, is estimated to contain a resource of over 10 million tonnes at a grade of 1.77% Ni, 1.34% Cu and 3.6 g/t PGM (Mining Magazine, 2000). At the Totten Mine on the Worthington Offset, INCO announced a new discovery in 1999. This is high-grade mineralization and the reported highest grade intersection assayed 3.6% Cu, 3.2% Ni and 5.7 g/t PGM's over a core length of 16 metres.

MINERALIZATION (ITEM 11)

FOOTWALL PROPERTY

No mineralization of significance has been reported by Falconbridge from the current drill program on the Footwall Property. Historical mine records are currently being reviewed to ascertain the potential for extensions of the Falconbridge/East Mine deposits and the Falconbridge West Zone, an area of mineralization encountered 50 metres west of the Falconbridge Mine on to the Footwall Property. Known mine workings exist on the Property and a 75 metre safety buffer has been established to protect the diamond drill contractors from hydrostatically overpressured flooded mine working. The adjoining Cryderman, Cryderman Central and Cryderman East deposits held by Inco have potential to plunge on to the Footwall Property at depth as well.

A Beep Mat prospecting survey was carried out on 40.9 line kilometres of grid in Falconbridge Township, and on several square kilometres of un-gridded area. The goal was to define footwall copper targets and contact Ni-Cu targets by integrating the main structures into a concise model. This includes projection to surface of the main faults mapped underground in Falconbridge and East Mine, defining their occurrence on surface, (and their potential to host mineralization), as well as carrying out a final thorough prospecting and sampling program for all occurrences of chalcopyrite mineralization within the footwall.

Detailed Beep Mat coverage of the grid found several new copper occurrences in the footwall package. A total of 26 samples were taken, and these are largely represented by blebby disseminated and fine veinlet chalcopyrite±pyrrhotite±pyrite, forming local patches within Sudbury Breccia through conglomerate, quartzite and basalt. Of 86 samples taken, only one returned copper values greater than 1% (1.31% from a 10 centimetre chip sample).

FOY PROPERTY

Mineralization occurs as pods, lenses and veins of massive and semi-massive sulphide minerals, mainly pyrrhotite, pentlandite and chalcopyrite in localized areas of the Foy Offset Dyke. The Wisner Zone is a one-kilometre section of the Foy Offset Dyke containing anomalous sulphide mineralization in outcrop, primarily on the upper surface of country rock protrusions within the hangingwall of the Offset Dyke. A similar relationship exists in the Nickel Lake Zone, which was discovered by drilling of an electromagnetic conductor at depth, down dip from the INCO Limited WD 150 Deposit. Small, surface gossans (10 metre by 10 metre area) in the WD-38 Zone consist of inclusion quartz diorite with a sulphide matrix in sublayer rocks at the contact with late granite breccia.

ADJACENT PROPERTIES AND MINERAL BELTS (ITEM 17)

The Sudbury Mining Camp is one of the most prolific geological environments for economic occurrences of magmatic Ni-Cu-PGM's in the world. The Ni-Cu-PGM orebodies at Sudbury are considered to constitute the largest known concentration of Ni-Cu sulphides on Earth (Figure 1). Total reserves and production are estimated at about 1.6 billion tonnes of ore. Production to

date is in excess of 8.4 million tonnes of nickel metal and 8.3 million tonnes of copper metal (Naldrett, 1994).

As such, there are numerous adjacent properties in the Sudbury Mining Camp that are in production, have been in production in the past or are prospective. There is ample literature and statistical data that corroborates the production, resources, reserves and exploration history of the Sudbury Mining District as referenced in this report.

The most important adjacent mines to the Footwall Property are Falconbridge's past-producing Falconbridge and East mines and Inco's Cryderman, Cryderman Central and Cryderman East deposits, which have excellent potential to plunge at depth on to the Footwall Property. Immediately to the west of the Footwall Property, Inco's Garson Mine, 500 metres west of the western boundary of the Property, is currently in production at a rate in 1998 of 619,056 tonnes grading 1.86% nickel and 1.21% copper (Meyer et al., 2000). The Garson Fault is projected onto the Footwall Property from this fault-related deposit.

EXPLORATION RESULTS – FOOTWALL (ITEM 12)

SURVEY CONTROL

Falconbridge reports that a winter grid was cut during January, 2001 for a total of 172 line kilometres. The north-south lines were cut at a line spacing of 200 metres with areas of interest reduced to 100-metre line spacing with stations every 25 metres and oriented northerly.

GEOLOGICAL MAPPING AND LITHOGEOCHEMICAL SAMPLING

A geological mapping and lithogeochemical sampling program was completed in the summer and fall of 2000. A 5-kilometre long by 200-metre wide belt of Sudbury Breccia strikes northeast within quartzite in the footwall approximately 1 to 1.4 kilometres south of the sedimentary rocks of the SIC contact (Figure 4). A west trending mylonite zone, possibly an extension of the main shear hosting the Falconbridge ore zone lies at the contact of the felsic norite and the basalt on the western end of the Property.

In 2001, a structural mapping program was conducted over 40.9 line kilometres on ground covering both the footwall of the Falconbridge and East mines and the SIC footwall contact to the west of the Mine area.

Projection and follow-up of the major structures mapped underground faces a major challenge of heavy gravel and swamp cover throughout much of this area. The results thus far are as follows:

Falconbridge Main Fault: is covered to the west for a distance of 1.5 kilometres. The closest outcrops to its western trace are dominated by northeast-southwest striking steep south dipping 1-5 metre shears, rather than an E-W structure. At the eastern end, a 2-metre wide fault that may correlate with the Falconbridge Main Fault system was found in the

vicinity of #1 shaft. It has only scattered traces of sulphides and is dominated by right lateral normal movement.

No. 1 Flat Fault: an exposed 1-3 metre wide fault zone, was found at 2.5 kilometres northwest of the Deposit. This is a barren structure with right lateral normal shear sense. No exposure was found in the footwall to the SIC.

Bailey Corners Fault: a major structure >100 metres wide, was found 4 kilometres to the northwest of the SIC contact and represents the southern limit of the South Range Deformation Zone in this area. The continuation of this structure into the footwall of the SIC could not be found.

Other underground structures could not be detected on surface. The northwest striking oblique faults mapped underground in the Falconbridge and East Mine (some of which were copper mineralized) do not appear to cross within the 1-kilometre wide Sudbury Breccia Belt. It is possible that these faults may merge with a projection of the Garson Fault if it continues through the swamp separating this Belt from the Falconbridge Mine contact horizon. A drillhole database and mine level data for the Falconbridge and East mines were incorporated into a GEMCOM model by Falconbridge to aid in exploration targeting.

Deformation within the Huronian sediments (quartzites and conglomerates of the Mississagi Formation) in the footwall to the SIC is dominated by steeply plunging fold closures with easterly axial planar foliation.

GEOCHEMICAL SURVEYS

No geochemical surveys were completed in the present program other than lithogeochemical sampling during the course of mapping and prospecting.

GEOPHYSICAL SURVEYS

A helicopter-borne geophysical survey was conducted over the Footwall Property by AeroQuest Limited from November 28 to November 29, 2000. Principal geophysical sensors included AeroQuest's exclusive AeroTem six channel time domain helicopter electromagnetic system and a high sensitivity cesium vapour magnetometer. Ancillary equipment included a GPS navigation system with GPS base station, radar altimeter, video recorder and a base station magnetometer. The lines were oriented northerly at a spacing of 100 metres for a total of 233.7 line kilometres of survey. Results of the survey indicate a deep magnetic feature below the overburden area adjacent to the Sudbury Breccia, parallel to the SIC along a northeast structure.

Several significant airborne electromagnetic conductors were also outlined by the airborne survey. One of these conductors may represent the western extension of the East Deposit.

Two ground UTEM surveys were conducted by Lamontagne Geophysics Ltd. from January 27 to March 12, 2001 to further define the airborne anomalies. One survey directly over the footwall of the Falconbridge and East mines (the "East Grid" totaling 78.1 line kilometres) and

the other on the western part of the Property (the "West Grid" totaling 39.3 kilometres) was undertaken for a total of 117.4 line kilometres.

A BH (borehole) UTEM 4 survey was carried out by Lamontagne Geophysics Ltd from March 16 to July 25, 2001. A total of six holes were drilled as a geophysical platform and surveyed as a follow-up to the UTEM surface survey conducted earlier. The purpose of the survey was to identify conductive areas in the vicinity of the drillholes. Significant UTEM anomalies were reported from drillholes F-288, F-290, F-291, and F-292. Interpretation suggests that one possible source for these anomalies is a steeply dipping contact body of large dimension north and northeast of the holes extending to greater than 1,500 metres indicating great downdip extent (Figure 5).


North
South
Drillhole F-292
5159000m N
5158000m N
5157000m N
0.0m
-500m
-1000m
-1500m
Footwall Rocks
Sudbury Igneous Complex
UTEM Conductor

Cross Section between Falconbridge and Falconbridge East Deposits with Drillhole Plot and Projection of UTEM Conductor

Figure 5. Footwall Property borehole UTEM conductor.

DRILLING (ITEM 13)

Seven diamond drill holes totaling 8,498 metres have been drilled in the footwall of the SIC, testing for Cu-Ni-PGM mineralization (Figure 6). Four holes – F-288, (F-289 was abandoned due to significant hole deviation), F-290, F-291, and F-292 were drilled to test the immediate footwall of the Falconbridge and East mines for economic Cu-Ni-PGM mineralization in the footwall, and to serve as geophysical platforms for UTEM 4 surveys along a 1,200 metre strike length.


F-288
F-286
F-290
F-291
F-292
F-289
F-287
0
1
2
kilometers

Figure 6. Footwall drill plan depicting previously drilled holes (F-286-292), new holes proposed (F-301-304; G-29) and boreholes to be resurveyed with UTEM (G13-17, 19, 20, 26 and 27). New holes F-305-307 will be sited once 3D compilation of metal values in Falconbridge and East mines has been completed.

These holes did not intersect significant economic mineralization; although several small discontinuous zones of up to 3-5% fracture-controlled and disseminated pyrrhotite and chalcopyrite mineralization occur in association with a conglomeratic unit of the Mississagi Formation. DDH F-288 was collared in the footwall of INCO's East Cryderman Zone to test for economic Cu-Ni-PGM mineralization. This hole did not intersect significant economic mineralization, although several small discontinuous zones of up to 5% fracture-controlled and

disseminated pyrrhotite and chalcopyrite mineralization occurs in association with a conglomeratic unit of the Mississagi Formation, and a deformed gabbroic body interlayered with Huronian meta-volcanic basalts. Two additional holes, F-286 and F-287, were collared south of the SIC contact to test the lineal magnetic feature parallel to the SIC contact. Neither intersected any significant mineralization.

A total of 290 assay samples were take from drill core recovered during the Footwall Project. Two samples from hole F-290 are the most notable from 813.10 - 814.67 metres. Sample F290039 returned 590 ppb Pd and 760 ppb Au over a 71-centimetre interval and sample F290040 returned 830 ppb Pd and 3170 ppb Au over an 86-centimetre interval. Mineralization in these two samples is characterized by stringer to veinlet Po-Cpy, which locally coalesces to form small zones of sulphides replacing basalt.

Two samples from hole F-288 from 774.1 to 775.1 metres where sample SB18183, a 1-metre interval of chloritized sediment adjacent to a talc altered mafic unit, returned 1420 ppb Pd, and sample SB18202, a 1.5 metre interval from 1399.5-1401 metres, of weakly mineralized gabbro that returned 970 ppb Au, with nil Pd or Pt. Mineralization in the gabbro is characterized by 1-2% blebby disseminated Cpy.

Limited shallow drilling by Falconbridge to the west of the Falconbridge Mine has reported several off-hole anomalies. Very little exploration has been conducted on strike to the west.

Past Falconbridge drillholes G-13, G-22A and G-24 all have off-hole responses with PEM surveys. Hole G-13 @ 325 metres down hole has a high quality off-hole response. This hole was drilled to test the western extension of the SIC contact from the Falconbridge Mine along 2 kilometres of strike length. There are eight other holes (G-14 to 17, G-19, G-26, G-27 and G-20) in this area that have not been tested with downhole geophysical methods. Only two of these holes (G-19 and G-20) have been drilled to intersect the contact deeper than 600 metres.

Previous shallow drilling by Falconbridge in five short drillholes (G-01, 02, 22A, 23 and 24) adjacent to the easterly trending Garson Fault, an important ore controlling structure in the Garson Mine, intersected the Fault in the footwall at depths less than 300 metres. Single component borehole logging of surrounding holes indicates weak off-hole conductors associated with the main fault. Hole G-22A @ 250 metres down hole has a weak off-hole response. This hole was drilled to test the east extension of the Garson Fault on Falconbridge ground and a coincident magnetic anomaly. Hole G-24 from 280-380 metres down hole has a weak off-hole response. This hole was drilled to test the east extension of the Garson Fault on Falconbridge ground and a coincident magnetic anomaly as well.

STATEMENT OF IDENTIFICATION OF PERSONS (ISSUER OR CONTRACTOR) CONDUCTING THE SURVEYS

Falconbridge Limited is the operator of the Project and utilizes its own geological personnel or hires contractors to conduct its operations. Diamond drilling was contracted to Benoit Drilling, geophysical contracting for surface and borehole UTEM surveying was completed by Lamontagne Geophysics Ltd. and airborne geophysical surveys were completed by AeroQuest Limited.

DISCUSSION AND INTERPRETATION

There are clearly four exploration targets on the Footwall Property – down dip extensions of the Falconbridge, East, Cryderman and Cryderman East mines, contact mineralization to the west of the Falconbridge Mine, strike extensions of the fault-related mineralization controlled by the Garson Fault and footwall/breccia hosted mineralization.

Falconbridge is currently conducting its Phase One program (see "Conclusions and Recommendations") of drilling two holes to test:

1) the downhole UTEM anomaly from the drill platform between the Falconbridge and East mines and;

2) the extension of the Garson Fault Structure on to the western portion of the Footwall Property to intersect the SIC-Garson Fault intersection at depth.

To the west of the Falconbridge Mine, a number of the holes drilled in this area will be re-opened and surveyed with borehole UTEM to confirm the electromagnetic anomaly in hole G-13 and survey the other holes in the area. This program will evaluate potential drill targets for a strike extension of mineralization along the SIC Contact, which is overburden covered for a distance of 2 kilometres.

EXPLORATION RESULTS – FOY (ITEM 12)

SURVEY CONTROL

Three grids totaling 106.3 line kilometres were cut on the Property, commencing July, 2000. On the Foy Main Grid, an east-west surveyed base line for 8 kilometres was cut over the Foy Offset Dyke with 77 kilometres of north–south grid lines at a spacing of 100 metres and 25 metre stations. Over the Wisner Zone, infill lines at 25 metre spacings were cut for more detailed survey control. On the Foy Footwall Grid, a northeast-southwest base line for 1.8 kilometres was cut over the Roland Lake Zone with 13.5 kilometres of northwest-southeast grid lines at a spacing of 100 metres and 25 metre stations. The Nickel Lake Property comprises the bed of Nickel Lake plus a surrounding road easement within a parcel of Inco property. The shores of the Lake were surveyed with differential GPS. In May, 2001, an exploration grid was cut on claim WD-38, located north of Nelson Lake along the SIC contact. Six kilometres of grid lines were cut at 50-metre line spacing and 25-metre station intervals. Figure 7 is a compilation of the geology and mineral showings on the Property.


Crazy Creek
Zone
Wisner Zone
Nickel Lake
Zone
WD 38
Roland Lake
Zone
Norite
Foy Offset
and Sublayer Rocks
Sulfide Mineralization
Magnetic Anomaly
Breccia
MEGATEM
EM Conductors
Aurora 100% ground
Falconbridge/Aurora JV ground
50% Inco/50% Falconbridge JV ground
0
1000
2000
3000
4000
5000 Metres
FOY PROJECT LOCATION MAP
Compilation Map
Geology and Mineral Showings

Figure 7. Foy Project compilation map – geology and mineral showings.

GEOLOGICAL MAPPING AND LITHOGEOCHEMICAL SAMPLING

Geological mapping (1:2500) began in August, 2000 on the Foy Main Grid, simultaneously with an aggressive Beep Mat assisted prospecting program. The mapping program continued until September, 2000 and resumed the next field season with completion in October, 2001. The Foy Offset Dyke was traced through the Property intruding granite and granodiorite. In all, 206 channel samples and 120 grab samples have been taken from the Foy main property. Of these, 173 channel samples, and 50 grab samples were submitted for analyses. A compilation of all historical drill data was initiated in 2001 in the Crazy Creek area, located approximately 2 kilometres to the west of the Wisner Zone on Canhorn ground.

Geological mapping (1:2500) was carried out in July, 2000 on the Foy Footwall Grid. Local supracrustal geology consists predominantly of Archean granites/granodiorites, with lessor migmatitic granites and footwall breccia. Several extensive Sudbury Breccia zones were delineated, the most prominent of which lies within a gully extending northwest from the SIC contact in the vicinity of an embayment or a possible failed offset dyke. This Breccia Zone corresponds to a distinct magnetic anomaly modelled by Falconbridge Ltd. that may be an indication of a buried embayment of the SIC.

Blebs of chalcopyrite were observed within the matrix of the Sudbury Breccia at the southern most region of the grid. An historic showing of massive and disseminated sulfides (pyrrhotite and chalcopyrite) occurs within a restricted package of footwall breccia that lies at the base of the gully. In late August 2001, Beep Mat assisted prospecting was conducted within several areas of interest, including the entire SIC contact zone.

Beep Mat assisted prospecting was initiated on Mining Location WD-38 in May, 2001 and hand stripping and high pressure washing activities began on three significant sulfide showings located along the SIC contact and in early June, 2001 surface geological mapping was conducted on WD-38.

GEOCHEMICAL SURVEYS

No geochemical surveys were completed in the present program other than lithogeochemical sampling during the course of mapping and prospecting.

GEOPHYSICAL SURVEYS

A Beep Mat assisted prospecting program, a survey never before conducted on the Foy Dyke was initiated in conjunction with traditional prospecting activities in July, 2000. A Beep Mat EM response was excavated on the ATV trail, about 1 kilometre west of Foster Lake, exposing a flat lying, massive sulphide showing lying beneath 1 metre of boulder and sand till. Prospecting activities were subsequently concentrated within this area, leading to the delineation of a 1000-metre long (easterly) by 200-metre wide section of the Offset that contains several new semi-massive to massive sulphide occurrences.

In May, 2001, Beep Mat assisted prospecting resumed on the Foy Main Grid. By the end of August, 2001 a further 23 kilometres of the grid was prospected.

In October, 2000, the Wisner Zone exploration grid was extended to the south, and additional grid lines were cut at 25-metre spacings (20 kilometre). In late October, JVX Ltd. was contracted to carry out 24 line kilometres of ground geophysical surveys (magnetometer, Max-Min) over this area. Results of the program were inconclusive.

From November 11 to November 29, 2000, Aeroquest Limited conducted a combined Time Domain Electromagnetic (Aerotem) and Magnetometer helicopter survey over the Foy Project (100% Falconbridge ground and 50% Falconbridge - 50% Inco ground). The survey was flown over the Wisner Zone and the Foy Footwall Grid at 50-metre spacing, and the rest of the Property at 100-metre line spacing. Approximate survey line kilometres for the various properties are as follows: Foy Footwall - 60 kilometres, Foy Main area - 296 kilometres.

A further 95 line kilometres of northerly trending Aerotem survey was flown over the Northwest Foy Property in northwest Foy and Tyrone townships on November 28 and 29, 2000. A grouping of three Aerotem anomalies corresponds to the Foy Offset Dyke in the area. Reconnaissance work has failed to provide an explanation for the anomalies, as they directly overly barren hangingwall country rock. No work has ever been done in this area before, and these anomalies have never been investigated.

On June 25, 2001, Fugro Airborne Surveys flew an electromagnetic (MEGATEM) and magnetic survey over a selective area of the Foy Joint Venture Project (518 line kilometres). The survey was flown along 100-metre spaced north-south lines at an elevation of 120 metres. The survey delineated several deep electromagnetic conductors not outlined in the Aerotem survey at Nickel Lake and the Wisner Zone.

Borehole logging by Lamontagne Geophysics Ltd. is discussed in the section on drilling.

TRENCHING

In late July, 2000, the initial massive sulphide Beep Mat showing in the Wisner Zone was blasted, uncovering semi-massive to massive pyrrhotite, chalcopyrite, pentlandite, pyrite, and magnetite mineralization. Excavation activities, including outcrop stripping and power washing, within the Wisner Zone were carried out in September, 2000, once all showings from Beep Mat prospecting was completed for the season. A total of 5000 square metres of excavations were completed on seven separate areas. In addition, the ATV trail was upgraded, enabling truck access to the main showing area. This program was followed by detailed outcrop mapping of the trenches (1:100 scale) and oriented channel sampling. Outcrops hosting areas of intense oxidization (gossan up to 1 metre thick) were drilled (plugger) and blasted, in order to expose fresh sulphide for sampling.

DRILLING (ITEM 13)

A summary of the drilling completed to date is provided in Appendix 2. Detailed drill logs, assays and borehole survey data, for all the drilling completed to date, have been entered into DHLogger, a drill data management computer program. Twenty-four drillholes totalling 9,310 metres have been drilled on the Foy Property (Figure 8). Of these, 15 holes were drilled on the Foy Main Project area (8 holes within the Wisner Zone, 1 hole north of Foster Lake, 6 holes at Nickel Lake), 3 holes within the Foy Footwall Project area, and 6 holes at Mining Location WD-38. The 6 holes at Nickel Lake were collared on adjacent Inco property.


McGrindle Creek
Rand Creek
Rand Lake
Wingekisinaw
Mcgrindle Creek
Rand River
Aurora 100% Ground
Creek
Roland Lake
Nelson Lake
Nelson River
5181000 mN
5179000 mN
5177000 mN
5175000 mN
AURORA PLATINUM CORP.
FOY PROJECT - Sudbury, Ontario
Drill Hole Location Map
Legend:
WI-00-10 Drill hole location and number
Drill holes WI-00-01 and 02 were abandoned
0 250 500 1000 1500 2000 2500 metres
SCALE
DATE: March 1, 2002
BY: rwr
File Foy_claim
Figure No. 8

Figure 8. Foy Project drill hole location map.

Significant sulphide intersections are reported for the Nickel Lake and Wisner Zone areas. Recent BH UTEM work defines a significant off-hole conductor in association with intersected sulphide mineralization in DDH Ni-02. Subsequent drilling (Ni-03, Ni-03-01, Ni-03-02, Ni-04) confirmed the presence of substantial semi-massive to massive pyrrhotite-chalcopyrite-pyrite, and that the mineralization is localized along the upper surface of a hangingwall protrusion that projects across the Property boundary onto adjacent Inco property. Five of the seven holes drilled within the Wisner Zone intersected anomalous sulphide mineralization, of which all of the mineralization is restricted to the hanging wall of the Dyke, typically in association with hangingwall protrusions.

Initial prospecting and mapping activities delineated the Wisner Zone, a 1-kilometre section of the Dyke containing anomalous sulphide mineralization, including several surface showings of semi-massive to massive sulphide. A first phase diamond drill program to explore the potential of the Wisner Zone began in November, 2000 and continued until March, 2001. Initial holes DDH00-01, 04, 05, 06, 07, 08, 09 were drilled vertically to establish geophysical platforms for subsequent BH UTEM surveys. Drillholes 00-02 and 00-03 were abandoned due to bad ground.

During this time, two holes (Ni-01 and Ni-02) were also drilled under Nickel Lake to provide geophysical platforms in order to investigate, what was believed to be, a favourable geological setting for economic mineralization. Also DDH OF-01, on the north shore of Foster Lake was drilled to test a north trending magnetic anomaly but was forced to shutdown before intersection of the Foy Offset Dyke.

Between February 2000 and May 2000, Lamontagne Geophysics Ltd. completed BH UTEM 4 surveys on 8 boreholes, six of which are located within the Wisner Zone (DDH-01, 04, 05, 06, 07, 08), and two at Nickel Lake (Ni-01, 02). The results of the surveys indicate that all the holes, except DDH-06, 07, 08, have electromagnetic anomalies, several of which, correlate with sulphide intersections.

Meanwhile, three holes (SG-01, SG-02, SG-03) were drilled on the Foy Footwall Grid in order to investigate the anomalous magnetic high trend. Only intersections of variably magnetic granitoids and Sudbury Breccia are reported.

During June, 2001, six drill holes (WD-01 to WD-06) were completed on the WD 38 Zone. Five of the holes were drilled to serve as a platform for borehole geophysics. The drill fences were placed down-dip of the three surface showings discovered by prospecting within Sublayer/Footwall Breccia along the SIC contact.

DDH-09, drilled on the Wisner Zone in July, 2001 was carried out to undercut the initial Beep Mat discovery to: further delineate sulphide mineralization intersected in DDH-04, probe the hangingwall of Foy Offset Dyke at depth, and provide a geophysical platform. DDH-10 was drilled to intersect a 12 channel MEGATEM airborne anomaly modelled to lie approximately 158 metres below the surface, and to probe an historical massive sulphide zone intersected in DDH No. FB-87-63 by United Reef Petroleums Ltd. Sulphides were intersected over a 6.9 metre interval from 69.7 to 76.6 metres at the contact between quartz diorite and a footwall protrusion of hangingwall gneiss.

Between September and November, 2001, four further holes were drilled under Nickel Lake (Ni-03, Ni-03-01, Ni-03-02, Ni-04). Ni-03, Ni-03-01 (down wedge), and Ni-03-02 (up wedge) were drilled in order to intersect an off-hole BH UTEM anomaly previously detected by the Ni-02 survey. All three holes intersected significant sulphide mineralization, with Ni-03-02 intersecting 6.4 metres of semi-massive to massive pyrrhotite-chalcopyrite-pyrite from 497 metres to 503.44 metres adjacent to the Inco property boundary.

Ni-04 was drilled to test for the possible extension of the Ni-03-02 sulphide intersection back onto optioned ground, to provide geological information concerning the structural controls on the localization of the sulphides, and to provide a geophysical platform. A zone of semi-massive sulphide was intersected from 412 to 416 metres and awaits sampling and analysis. In late November, 2001, BH UTEM surveys were carried out on Ni-03-02 and Ni-04. An in-hole response was found on Ni-03-02 and a nearby off-hole response on Ni-04 was interpreted at a depth of 400 metres.

A simplified diagram of a sectional view at 030° (viewed from 120°) of Nickel Lake drill holes Ni-03, Ni-03-01, Ni-03-02, and Ni-04 is shown on Figure 9. The hangingwall portion of the Dyke is extremely anomalous and represents a very attractive exploration target. The same association is present at the Wisner Zone where sulphides are localized along the upper surface of country rock protrusions within the hangingwall of the Offset Dyke. DDH-05 clearly shows this relationship. It was collared on Inco property into quartz diorite within a few metres of the Dyke's northern contact, and at 48 metres intersected a 10-metre section of semi-massive, to locally massive, sulphide at the interface between the Dyke and a ledge or protrusion of country rock migmatitic gneiss.

Table 1 and Table 2 show results from Nickel Lake and the Wisner Zone respectively.

Table 1 Weighted Average Results - Nickel Lake

Hole No.	Weighted average Interval	Pt (ppb)	Pd (ppb)	Cu (ppm)	Ni (ppm)
Ni-02	464 m-483.24m (19.24m)	289	315	4555	6587
Ni-02	471.3m-481.56m (10.26m)	381	422	6024	8504
Ni-02	477m-481.56m (4.56m)	550	641	9582	11552
Ni-03	481.45m-485.25m (3.8m)	287	593	2666	13536
Ni-03-01	472.3m-475.97m (3.67m)	340	369	3189	11592
Ni-03-01	473.83m-475.94m (2.14m)	438	497	3847	15496
Ni-03-02	497m-503.44m (6.44m)	36	39	1217	1037

Hole No.	Weighted average Interval	Pt (ppb)	Pd (ppb)	Cu (ppm)	Ni (ppm)
Ni-04	412m-416m (4.00m)	N/A	N/A	N/A	N/A

Table 2 Weighted Average Results - Wisner Zone

Hole No.	Weighted average Interval	Pt (ppb)	Pd (ppb)	Cu (ppm)	Ni (ppm)
DDH-01	31.32m-31.56m (0.24m)	655	496	2420	22100
DDH-01	54.0m-54.23 (0.23m)	395	1420	48600	1730
DDH-01	165.67m-165.92m (0.25)	2080	780	4620	32500
DDH-01	302.32m-302.48m (0.16m)	2340	1255	59300	6450
DDH-04	223.34m-224.57m (1.23m)	1070	888	5080	19900
DDH-04	242.65m-244.62m (1.97m)	1458	536	13833	1413
DDH-05	48.43m-59.32m (10.89m)	326	374	1887	9953
DDH-05	56.18m-59.32m (3.14m)	562	676	2980	12864
DDH-10	69.7m-76.6m (6.9m)	191	305	5032	14793

A compilation of historic drill data from United Reef Petroleum drilling in the Crazy Creek area, two kilometres west of the Wisner Zone was initiated to evaluate the potential for offset mineralization in that area as well.

STATEMENT OF IDENTIFICATION OF PERSONS (ISSUER OR CONTRACTOR) CONDUCTING THE SURVEYS

Aurora Platinum Corp. is the operator of the Project and utilizes its own geological personnel or hires contractors under the direction of Mike Byron, Ph.D., P.Geo., Exploration Manager to conduct its operations. Diamond drilling was contracted to Bradley Brothers Drilling and geophysical contracting for surface and borehole UTEM surveying was completed by Lamontagne Geophysics Ltd. Ground geophysical programs were contracted to JVX Ltd. and airborne geophysical surveys were conducted by AeroQuest Limited and Fugro Airborne Geophysics Corporation.

Schematic Nickel Lake Cross Section



Falconbridge (Parcel 5622)
Inco (WD246)
Ni-04
Ni-02
400m elevation
Surface
Nickel Lake
Foy Offset
Quartz Diorite Dyke
300m
Granite
200m
Ni-03-02
Granite
100m
0.0m
Open
Ni-03-01
Zone of massive sulfide
Massive sulfide intersection
Anomalous blebby sulfide
(tr. to 1%)
-100m
Ni-03
Section Azimuth 030°
(view from SE)
Ni-02
Ni-04
Zone of felsic pegmatoid veins
hosting 3-25% sulfide.
Quartz Diorite Dyke

Figure 9. Schematic Nickel Lake cross-section.

DISCUSSION AND INTERPRETATION

NICKEL LAKE

A 2,500-metre drill program is proposed for the drill program at Nickel Lake. Recently discovered massive sulphide mineralization under Nickel Lake is associated with a protrusion, or ledge, of country rock that projects into the hangingwall of the Dyke. Sulphides are concentrated along the upper surface of the ledge, with the best intersections localized within sumps or depressions in the ledge. Aurora's exploration activities will target that structure on joint venture property, and delineate the sulphide zone through the use of borehole geophysics and focussed diamond drilling.

Drilling indicates that at 400m vertical depth, the ledge (~100 metres) protrudes into the hangingwall of the Dyke, restricting the Dyke width to ~40 metres, compared to ~200 metres on surface. Furthermore, this restriction lies at the exact location where the Foy Offset Dyke shows a pronounced deflection in its strike. Recent mapping at Nickel Lake shows that the Dyke's hangingwall contact is extremely variable, thus providing additional evidence that the Dyke is structurally complex in this area, and as such, represents an extremely attractive exploration target.

Semi-massive to massive sulphide intersections in DDH Ni-02, 03, 03-01, 03-02 and 04 are localized along the terrace structure. The mineralization has been intersected near the location of modelled BH UTEM anomalies. Drilling of the off-hole BH UTEM anomaly in DDH Ni-04, in association with the geological knowledge of the area, will be used to determine the next round of drilling.

WISNER ZONE

BH UTEM results indicate significant electromagnetic anomalies in every Wisner Zone hole except DDH-06, DDH-07, and DDH-08 (surveys have yet to be conducted on DDH-09 and DDH-10). All are interpreted as local conductors, located within the top 250 metres of the holes. Sulphides are localized along the upper surface of country rock protrusions within the hangingwall of the Offset Dyke. The localization of all the borehole conductors, known to date within the hangingwall of the Dyke, corresponds to the observed sulphide intersections and anomalous metal values.

Wisner Zone Dyke rocks consist of inclusion-bearing, amphibole (biotite) quartz diorite, characterized by 10-40%, locally up to 70%, predominantly granitoid / feldspathic inclusions (<1 millimetre - >3 millimetres), with subordinate mafic (diabase, metavolcanic) and gneissic / migmatitic material, and rare ultramafic inclusions (pyroxenite, anorthosite). Sulphides vary from trace to locally 1-2%, fine grain, disseminated, blebby pyrrhotite and pyrite, with lesser fine grain, disseminated, blebby, fracture filling chalcopyrite, as rare chalcopyrite-rich veins, and as chalcopyrite rims to larger pyrrhotite blebs. Sulphides also occur as isolated, sporadically distributed, massive pyrite/pyrrhotite (+/- chalcopyrite) pods and clasts (2-15 centimetres).

Future work in the Wisner Zone will consist of additional data compilation, target selection and further drilling. Once the data compilation on the "Crazy Creek" area is complete, a drill program will be proposed.

NORTHWEST FOY

A group of three Aerotem anomalies corresponding to the Foy Offset Dyke in northwest Foy Township will be investigated. Recent reconnaissance work in the area has failed to provide an explanation for the anomalies, as they directly overly barren hangingwall country rock. It is believed that sulphides at depth within the Dyke are responsible for the anomalies. There is no record of work being done in this area, and these anomalies have never been probed. A drill should be mobilized into the area and the anomalies tested.

QUALITY ASSURANCE AND CONTROLS

SAMPLING METHODOLOGY AND RELIABILITY (ITEM 14)

For the Footwall Project Drilling Program, Falconbridge reports that the sampled core is sawn in half, with one-half of the core submitted to Lakefield Research for analysis, and the other half retained for comparative purposes.

For the Foy Project Drilling Program, some of the drill core is sawn in half with a diamond saw and the remainder is split using a hydraulic splitter. Half of the drill core is sampled in one-metre intervals for disseminated mineralization and one-half metre intervals for massive mineralization. The remaining half of the core is stored in a secure location at the Company's exploration office in Sudbury or in Falconbridge's core farm in Sudbury. Lithogeochemical samples are panel sampled or channel sampled during mapping and prospecting to be representative of the outcrop. Channel samples are cut with a diamond saw in trenching programs.

SAMPLE PREPARATION, ANALYTICAL PROCEDURES AND SECURITY (ITEM 15)

ANALYTICAL PROCEDURES

For the Footwall Drill Program, Falconbridge reports that all samples were analyzed for Ni, Cu, Pt, Pd, Au, Ag, Co and S, with a few selected samples analyzed for Pb and Zn. Samples were crushed and pulverized by Lakefield, with reject material retained at Lakefield for 90 days, then returned for long-term storage at Falconbridge Limited.

On the Foy Project, samples are dried, crushed and approximately 250 grams are pulverized to pass 75 microns at ALS Chemex's preparation facility in Mississauga, Ontario. Pulps are shipped to their laboratory in Vancouver, B.C. for analyses. Gold, platinum and palladium are analyzed by fire assay with an ICP finish. A gravimetric assay is done for gold values greater than 1000 ppb. Silver, copper, nickel and cobalt are initially digested in a partial extraction by aqua regia digestion and analyzed by atomic absorption. For values greater than 10,000 ppm a total digestion with atomic absorption finish is undertaken.

SUMMARY OF QUALITY CONTROL PROCEDURES

Falconbridge utilizes Lakefield Research, a laboratory that is accredited to the ISO/IEC Guide 25 Standard for Specific Registered Tests. Falconbridge has not commented on its security procedures and handling of the sample material nor has Falconbridge reported on its quality control procedures.

Aurora has implemented a quality control program to ensure best practice in the sampling and analysis of the drill core. The drill core and lithogeochemical samples are transported in security-sealed bags for preparation at ALS Chemex in Mississauga, Ontario. This ISO 9002 registered laboratory is preparing for ISO 17025 certification and has participated successfully in the CANMET PTP-MAL round robin program. In addition to the laboratory's internal analysis of accuracy and precision, Aurora submits standards provided by Falconbridge for analysis of accuracy of the results.

DATA CORROBORATION STATEMENT (ITEM 16)

The author visited the Foy Project site and was satisfied that the geological controls, accuracy of surveying of drill collars and downhole orientation, the sampling methods and procedures and the chain of custody met with the highest standards of best practice. Both Falconbridge and Aurora are using reputable, certified labs for their analysis. The analytical methods used for both projects meet with industry standards.

In the author's opinion, adequate quality control procedures are in place for the stage of the Project. Aurora has utilized independent standards to check for accuracy of the lab results and to check for any contamination of results in the Foy drill program. As the Project advances to a resource development stage, further quality control procedures such as the insertion of blanks, the regular analysis of pulp duplicates at different labs to detect analytical precision and the analysis of field duplicates to confirm sampling and analytical precision is recommended.

In the opinion of the author, the computerized data management system utilized by Aurora is of the highest standards. The information is well organized, is backed up on a regular basis and produces high quality geological logs, sections and three-dimensional drawings.

The author visited the Footwall Property and has not corroborated the data presented by Falconbridge and relies on the fact that, as a producing company, Falconbridge has implemented the highest standards of best practice in exploration and reporting of results.

MINERAL PROCESSING AND METALLURGICAL TESTING (ITEM 18)

The mineralization encountered in exploration of the Footwall and Foy properties is typical of Sudbury District copper-nickel ores and as such, should not pose any processing or metallurgical risks. However, there have been no mineral processing or metallurgical tests completed at the current stage of either project.

MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES (ITEM 19)

No mineral resources have been defined on the Footwall or Foy property.

OTHER DATA, ADDITIONAL REQUIREMENTS AND ILLUSTRATIONS (ITEMS 20, 25 & 26)

Items 20 and 25 are irrelevant and Illustrations (Item 26) are distributed throughout the report.

CONCLUSIONS AND RECOMMENDATIONS (ITEMS 21 & 22)

FOOTWALL PROPERTY

The Project met with its objectives of delineating targets for further drilling on the Property.

A geophysical platform was established south of the Falconbridge, East and Cryderman mines that has detected an electromagnetic target that could represent down-dip extension of these deposits on to the Footwall Property. Ongoing compilation of mine data from the Falconbridge and East mines will aid in the interpretation of the borehole UTEM anomalies.

Data compilation from historical drilling data has identified two other areas of potential for massive sulphide mineralization:

1) the area west of the Falconbridge Mine where nine short holes were drilled to test for mineralization along a 2 kilometre strike length of the SIC contact. Only one of these holes wasn't surveyed with downhole geophysical methods and an off-hole conductor was identified in one hole and never drilled. BH UTEM surveys of these holes is recommended followed by diamond drilling, if warranted.

2) the area east of the Garson Mine, along the controlling Garson Fault Structure that trends on to the Footwall Property has been drilled and some holes have been surveyed with downhole geophysical methods. Two holes have been identified that exhibit off-hole responses that coincide with the projection of the Garson Fault.

Falconbridge has recommended a two-phase exploration drilling and geophysical program totaling $1.7 million to test these three areas (Table 3). The Phase 1 program was underway at the time of writing.

Table 3 Footwall 2002 Exploration Program

Phase 1		
Drilling and borehole UTEM surveys (two holes 2,700 metres @ Garson - G-29 and Falconbridge/East – F307)		$319,000
Borehole UTEM Surveys (12 holes)		$192,300
	Subtotal	$511,300
	10% Contingency	51,130
	Total Phase One	$562,430
Phase 2		
Drilling and borehole UTEM surveys (six holes 9,000 metres @ Falconbridge/East – F301-F306)		$950,400
Geophysical Surveys (five RIM borehole pairs and AMT)		$110,000
	Subtotal	$1,060,400
	10% Contingency	$106,040
	Total	$1,166,440

FOY PROPERTY

Exploration activities on the Foy Offset Dyke have resulted in the discovery of offset dyke-related sulphide mineralization concentrated on the hangingwall at the Nickel Lake and Wisner Zones. These zones of massive sulphide are interpreted to occur with a protrusion or ledge of country rock that projects into the hangingwall of the Dyke. Sulphides are concentrated along the upper surface of the ledge, with the best intersections located within depressions of the ledge surface. Other potential zones of mineralization are the Northwest Foy, where electromagnetic conductors have been delineated and the Crazy Creek Zone, where previous drilling of short holes outlined zones of sulphide mineralization.

Drilling of three holes on the Foy Footwall Property magnetic anomaly intersected variably magnetic granitoids and Sudbury breccia. No mineralization was encountered yet a restricted package of footwall breccia hosts a historic showing of disseminated and massive sulphides within the grid area. A geophysical platform was drilled in the footwall of the SIC Contact to evaluate the WD 38 Zone for footwall- or contact-style mineralization. Borehole surveys are yet to be undertaken at WD-38.

The priority target at this stage is to further evaluate the Nickel Lake Zone where the most promising intersections of copper-nickel mineralization have been delineated. A 2,500 metre drill program on Nickel Lake and data compilation of the Crazy Creek and Foy Footwall areas have been recommended by Aurora in Table 4.

Table 4 Foy 2002 Exploration Program

Diamond Drilling (2,500 metres @ $60/m)		$150,000
Borehole Geophysics		$30,000
Geochemical Analysis (750 samples @ $26.50/sample)		$20,000
Geological Personnel		$38,000
Support Labour		$11,250
Truck/ATV Rental and Transportation		$15,922
Field Supplies and Other		$6,430
Data Compilation (Foy Footwall, Crazy Creek, Northwest Foy)		$13,000
	Subtotal	$284,602
	20% Contingency	$57,010
	Total	$341,612

In the event of a successful drill campaign at Nickel Lake and favourable results of data compilation on other targets, a more comprehensive drill program would be warranted in a Phase 2 evaluation of the Foy Property. The extent of this program cannot be determined at this time until completion of the Phase 1 program.

REFERENCES (ITEM 23)

There is an extensive literature on the geology and mineral deposits of the Sudbury area however, the following references used in the preparation of this report are considered to be the most pertinent.

1. Aeroquest Limited, 2000. Report on a Helicopter-borne Magnetic and Electromagnetic Survey, Midrim, Footwall, Foy1, Foy2 and North Range Projects, Ville Marie, P.Q. and Sudbury, Ont. Areas for Aurora Platinum Corp., December, 2000.

2. Blasco, K. and Lamontagne, Y., Lamontagne Geophysics Ltd., 2001. Logistics and Interpretation Report on a BH UTEM 4 Survey in Sudbury, Ontario for Aurora Platinum Corp., Foy: Holes Ni-01, Ni-02, Foy Main: Hole DDH-06, Wisner: Holes DDH-01, 05, 07, 04, May/July, 2001.

3. Byron, M., Aurora Platinum Corp., 2002. Memo to Scott McLean, Falconbridge Ltd., Winter Drill Proposal and Project Summary, Foy Offset Property, January 18, 2002.

4. Card, K.D. and Meyn, H.D., 1969. Geology of the Leinster-Bowell Area, District of Sudbury. Ontario Department of Mines, Geological Report 65.

5. Cosec, M., 2000. Some Sudbury Production Statistics, Staff Geologist, Sudbury District, Ontario Geological Survey, 2000.

6. Dressler, B.O., 1984. Sudbury Geological Compilation. Ontario Geological Survey Map 2491, Precambrian Geology Series, scale 1:50,000, geological compilation 1982-83.

7. Dressler, B.O., Gupta, V.L., and Muir, T.L., 1991. The Sudbury Structure. In Thurston, P.C. et al., (ed.) Geology of Ontario. Ontario Geological Survey Special Volume 4, 593-625.

8. Dressler, B.O., Peredery, W.V., and Muir, T.L., 1992. Geology and Mineral Deposits of the Sudbury Structure, Ontario Geological Survey, Guidebook 8, 33 pages.

9. Eckstrand, O.R. 1995. Magmatic Nickel-Copper-Platinum Group Elements, in Geology of Canadian Mineral Deposit Types, Geological Survey of Canada, Geology of Canada No. 8.

10. Falconbridge Limited, 2001, 2002. Quarterly Summary Report of Activities, Footwall Project, May, July and September, 2001, January and May, 2002.

11. Fugro Airborne Surveys, 2001. Logistics and Processing Report of the Airborne Magnetic and MEGATEM II Electromagnetic Multicoil Survey of the Foy Project, Phase 1, Sudbury, Ontario for Aurora Platinum Corp., September, 2001.

12. Giblin, P.E., 1984. History of Exploration and Development, of Geological Studies and Development of Geological Concepts: In The Geology and Ore Deposits of the Sudbury Structure, Ontario Geological Survey Special Volume 1.

13. Grant, R.W. and Bite, A., 1984. Sudbury Quartz Diorite Offset Dykes. In The Geology and Ore Deposits of the Sudbury Structure. Ontario Geological Survey Special Volume 1.

14. Heminsley, G. and Lafortune, G., Lamontagne Geophysics Ltd., 2002. Logistics and Interpretation Report on a BH UTEM 4 Survey in Sudbury, Ontario for Aurora Platinum Corp., Nickel Lake: Holes Ni-03-2, Ni-04, January, 2002.

15. Heminsley, G. and Sinclair, R., Lamontagne Geophysics Ltd., 2001. Interpretation Report on a BH UTEM 4 Survey in Sudbury, Ontario for Falconbridge Limited, Footwall Zone: Holes F-286, F-287, F-288, F-290, F-291, F-292, October, 2001.

16. Krogh, T.E., Davis, D.W. and Corfu, F., 1984. Precise U-Pb Zircon and Baddeleyite Ages for the Sudbury Area. In The Geology and Ore Deposits of the Sudbury Structure. Ontario Geological Survey Special Volume 1.

17. Langridge, R., and Sinclair, R., Lamontagne Geophysics Ltd., 2001. Logistics Report and Interpretation UTEM 3 Survey, Falconbridge Footwall Project, Falconbridge, Sudbury for Falconbridge limited (Exploration), May, 2001.

18. Lightfoot, P.C., Naldrett, A.J., and Morrison, G., 1997. Sublayer and Offset Dykes of the Sudbury Igneous Complex – an Introduction and Field Guide. Ontario Geological Survey Open File Report 5965.

19. Lochhead, D.R., 1955. The Falconbridge Ore Deposit, Canada. Economic Geology, v. 50, pp. 42-50.

20. Mawdsley, J.B., 1931. Geology of Part of the Falconbridge and Errington Properties in the Vicinity of Sudbury, Ontario. Geological Survey of Canada, Memoir 165, pp. 82-88.

21. Meyer, G., Cosec, M., Grabowski, G.P.B., Guindon. Chaloux, E.C. and Charette, M., 2000. Open File Report6007, Report of Activities, Resident Geologists Program, Kirkland Lake and Sudbury Districts, Ontario Geological Survey, 2000.

22. Mining Magazine, April 2000, p. 234.

23. Naldrett, A.J., 1984. Mineralogy and Composition of the Sudbury Ores. In The Geology and Ore Deposits of the Sudbury Structure. Ontario Geological Survey Special Volume 1.

24. Naldrett, A.J., Innes, D.F., Sowa, J., and Gorton, M.P., 1982. Compositional Variations Within and Between Five Sudbury Ore Deposits. Economic Geology, v. 77, 1519-1534.

25. Naldrett, A.J., Pessaran, R., Asif, M. and Li, C., 1994. Compositional Variation in the Sudbury Ores and Prediction of the Proximity of Footwall Copper-PGE Orebodies. In Lightfoot, P.C. and Naldrett, A.J. (eds.) Proceedings of the Sudbury – Noril'sk Symposium. Ontario Geological Survey Special Volume 5, 133-146.

26. Naldrett, A.J., 1994. The Sudbury-Noril'sk Symposium, An Overview, in Lightfoot, P.C. and Naldrett, A.J. (eds.) Proceedings of the Sudbury-Noril'sk Symposium, Ontario Geological Survey Special Volume 5, 3-8.

27. Naldrett, A.J., Asif, M., Schandl, E., Searcy, T., Morrison, G.G., Binney, W.P., Moore, C., 1999. Platinum-Group Elements in the Sudbury Ores: Significance with Respect to the Origin of Different Ore Zones and to the Exploration for Footwall Orebodies, Economic Geol., v. 94, no. 2, p. 185-210.

28. Owen, D.L., and Coats, C.J.A., 1984. Falconbridge and East Mines. In The Geology and Ore Deposits of the Sudbury Structure. Ontario Geological Survey Special Volume 1.

29. Pattison, E.F., 1979. The Sudbury Sublayer, Canadian Mineralogist 17, 257-274.

30. Winter, L.D.S., 2000. Geological Report on the Foy Project, Foy and Bowell Townships and the Footwall Project, Falconbridge and Garson Townships, District of Sudbury, Ontario for Aurora Platinum Corp., August 8, 2000.

CERTIFICATE OF QUALIFICATION

I, Richard James Mazur do hereby certify that:

1. I am a Professional Geoscientist (P.Geo.) residing at 6011 Sunwood Drive, Delta, British Columbia V4E 2Y7,
2. I graduated from the University of Toronto with a B. Sc. (Geology) degree in 1975 and from Queen's University with a Masters of Business Administration degree in 1985,
3. I am a member of the Canadian Institute of Mining and Metallurgy (Mineral Economics Society), the Prospectors and Developers Association of Canada, the British Columbia and Yukon Chamber of Mines and a member of the Association of Professional Engineers and Geoscientists of British Columbia (P.Geo.),
4. I have practiced my profession as an exploration geologist continuously since 1975 on base metal, precious metal, industrial minerals, coal and uranium projects in Canada, the United States, Guyana and the Dominican Republic,
5. I am an independent Consultant since 1992.
6. I am a Qualified Person.
7. I visited the Foy and Footwall Property from June 21 to June 23, 2001 to review the exploration program and results for Aurora Platinum Corp.,
8. I have relied on information provided on the Footwall Project under the supervision of Falconbridge Limited and on information on the Foy Project under the supervision of Mike Byron, P.Geo., Exploration Manager for Aurora Platinum Corp.,
9. I have relied on the Company's counsel for the legal status of mineral tenure and environmental liability,
10. As of the date of this certificate, I am not aware of any material fact or material change with regard to the Property that would make the report misleading,
11. I have read and understand National Instrument 43-101 and for the purposes of this report, I am not an independent Qualified Person as defined in Section 1.5 of the Instrument.

Signed and Sealed this 15th day of May, 2002 in the City of Vancouver.

Richard J. Mazur, P.Geo.

APPENDICES

Appendix 1. Property Descriptions – Patented/Unpatented Claims and Mining Leases.

Footwall Property

Foy Property

Appendix 2. Foy Diamond Drilling Summary.

Foy WD-38 Property Drilling

Foy Offset Project Drilling

Appendix 1. Property Descriptions - Patented/Unpatented Claims and Mining Leases.

Footwall Property

TOWNSHIP	LOT No.	CONCESSION	CLAIM No.	CLAIM UNIT	PARCEL No.	LEGAL Description	NET MINERAL
FALCON	5	3	S36792	1	12961 SES	NW 1/4 OF N 1/2	16.08
FALCON	5	3	S36791	1	12960 SES	SW 1/4 OF N 1/2	16.08
FALCON	5	3	S56852	1	22827 SES	SE 1/4 OF N 1/2	16.08
FALCON	5	3	S56851	1	22827 SES	NE 1/4 OF N 1/2	16.08
FALCON	5	4	S28597	1	12356 SES	NW 1/4 OF S 1/2	15.88
FALCON	5	4	S56951	1	22831 SES	SW 1/4 OF S 1/2	15.88
FALCON	5	4	S28598	1	12357 SES	SW 1/4 OF N 1/2	15.88
FALCON	5	4	S56952	1	22831 SES	SE 1/4 OF S 1/2	15.88
FALCON	5	4	S56954	1	22831 SES	SE 1/4 OF N 1/2	15.88
FALCON	5	4	S56953	1	22831 SES	NE 1/4 OF S 1/2	15.88
FALCON	5	4	S28596	1	12355 SES	NW 1/4 OF N 1/2	15.88
FALCON	6	3	S36789	1	12924 SES	NW 1/4 OF N 1/2	16.69
FALCON	6	3	S36898	1	12926 SES	NE 1/4 OF N 1/2	16.68
FALCON	6	3	S36897	1	12925 SES	SE 1/4 OF N 1/2	16.66
FALCON	6	4	S17906	1	6399 SES	SW 1/4 OF S 1/2	16.28
FALCON	6	4	S27334	1	9454 SES	SE 1/4 OF N 1/2	16.28
FALCON	6	4	S27330	1	9581 SES	SW 1/4 OF N 1/2	16.28
FALCON	6	4	S27335	1	9455 SES	NE 1/4 OF N 1/2	16.28
FALCON	6	4	S17994	1	6401 SES	SE 1/4 OF S 1/2	16.28
FALCON	6	4	S17907	1	6400 SES	NE 1/4 OF S 1/2	16.28
FALCON	6	4	S17908	1	6402 SES	NW 1/4 OF S 1/2	16.28
FALCON	6	4	S27336	1	9456 SES	NW 1/4 OF N 1/2	16.28
FALCON	7	3	S17459	1	6360 SES	SE 1/4 OF N 1/2	16.18
FALCON	7	3	S17445	1	6356 SES	NW 1/4 OF S 1/2	16.18
FALCON	7	3	S17447	1	6358 SES	NW 1/4 OF N 1/2	16.18
FALCON	7	3	S17446	1	6357 SES	SW 1/4 OF N 1/2	16.18
FALCON	7	3	S17458	1	6359 SES	NE 1/4 OF N1/2	16.18
FALCON	7	4	S27328	1	9582 SES	SE 1/4 OF N 1/2	16.38
FALCON	7	4	S17502	1	6361 SES	SE 1/4 OF S 1/2	16.38
FALCON	7	4	S17503	1	6362 SES	SW 1/4 OF S 1/2	16.38
FALCON	7	4	S27329	1	9583 SES	NE 1/4 OF S 1/2	16.38
FALCON	8	2	S17603	1	6381 SES	NW 1/4 OF N 1/2	16.23
FALCON	8	2	S16966	1	6304 SES	NE 1/4 OF N 1/2	16.23
FALCON	8	3	S17441	1	6364 SES	SW 1/4 OF N 1/2	16.33
FALCON	8	3	S17444	1	6366 SES	SE 1/4 OF S 1/2	16.33
FALCON	8	3	S17183	1	6336 SES	NW 1/4 OF N 1/2	16.33
FALCON	8	3	S17177	1	6337 SES	NE 1/4 OF N 1/2	16.33
FALCON	8	3	S17442	1	6363 SES	SE 1/4 OF N 1/2	16.33
FALCON	8	3	S17439	1	6367 SES	SW 1/4 OF S 1/2	16.33
FALCON	8	3	S17443	1	6365 SES	NE 1/4 OF S 1/2	16.33
FALCON	8	3	S17440	1	6368 SES	NW 1/4 OF S 1/2	16.33
FALCON	9	2	S17868	1	6398 SES	NW 1/4 OF N 1/2	16.23
FALCON	9	2	S17066	1	6315 SES	NE 1/4 OF N 1/2	16.23
FALCON	9	3	S17436	1	5980 SES	SE 1/4 OF N 1/2	16.18
FALCON	9	3	S17434	1	6327 SES	SW 1/4 OF S 1/2	16.18
FALCON	9	3	S17174	1	5969 SES	SW 1/4 OF N 1/2	16.18
FALCON	9	3	S17184	1	5975 SES	NE 1/4 OF N 1/2	16.18
FALCON	9	3	S17437	1	6369 SES	NE 1/4 OF S 1/2	16.18
FALCON	9	3	S17438	1	6370 SES	SE 1/4 OF S 1/2	16.18
FALCON	9	3	S17185	1	5968 SES	NW 1/4 OF N 1/2	16.18
FALCON	9	3	S17435	1	6326 SES	NW 1/4 OF S 1/2	16.18
FALCON	10	2	S17165	1	6307 SES	NW 1/4 OF N 1/2	16.23
FALCON	10	2	S17166	1	6306 SES	NE 1/4 OF N 1/2	16.23
FALCON	10	3	S4104	1	3028 SES	NW 1/4 OF N 1/2	16.18
FALCON	10	3	S17433	1	6328 SES	SE 1/4 OF S 1/2	16.18
FALCON	10	3	S17169	1	6329 SES	NW 1/4 OF S 1/2	16.18
FALCON	10	3	S17168	1	6330 SES	SW 1/4 OF S 1/2	16.18

TOWNSHIP	LOT No.	CONCESSION	CLAIM No.	CLAIM UNIT	PARCEL No.	LEGAL Description	NET MINERAL
FALCON	10	3	S17216	1	5971 SES	SE 1/4 OF N 1/2	16.18
FALCON	10	3	S4103	1	3030 SES	NE 1/4 OF N 1/2	16.18
FALCON	10	3	S17170	1	5972 SES	SW 1/4 OF N 1/2	16.18
FALCON	10	3	S17178	1	6331 SES	NE 1/4 OF S 1/2	16.18
FALCON	11	2	S119602	1	30620 SES	NE 1/4 OF N 1/2	16.23
FALCON	11	3	S4009	1	3038 SES	SW 1/4 OF N 1/2	16.18
FALCON	11	3	S4226	1	3139 SES	NE 1/4 OF S 1/2	16.18
FALCON	11	3	S4225	1	3138 SES	SE 1/4 OF S 1/2	16.18
FALCON	11	3	S4193	1	3141 SES	NW 1/4 OF S 1/2	16.18
FALCON	11	3	S4007	1	3046 SES	NE 1/4 OF N 1/2	16.18
FALCON	11	3	S4227	1	3140 SES	SW 1/4 OF S 1/2	16.18
FALCON	11	3	S4231	1	32527 SES	SE 1/4 OF N 1/2	16.18
FALCON	11	3	S4076	1	3039 SES	NW 1/4 OF N 1/2	16.18
FALCON	12	3	S4192	1	3135 SES	NE 1/4 OF S 1/2	16.18
FALCON	12	3	S4191	1	3134 SES	SE 1/4 OF N 1/2	15.99
FALCON	12	3	S4149	1	3085 SES	NW 1/4 OF N 1/2	15.88
FALCON	12	3	S4078	1	3029 SES	NE 1/4 OF N 1/2	15.27
GARSON	1	3	S15083	1	7723 SES	SE 1/4 OF N 1/2	16.18
GARSON	1	3	S15086	1	7722 SES	SW 1/4 OF N 1/2	16.18
GARSON	1	3	S15085	1	25519 SES	SE 1/4 OF S 1/2	16.18
GARSON	1	3	S4144	1	3165 SES	NW 1/4 OF N 1/2	16.18
GARSON	1	3	S4145	1	3202 SES	NE 1/4 OF N 1/2	16.18
GARSON	1	3	S15084	1	7726 SES	NE 1/4 OF S 1/2	16.18
GARSON	1	3	S15088	1	25519 SES	SW 1/4 OF S 1/2	16.18
GARSON	1	3	S15087	1	7725 SES	NW 1/4 OF S 1/2	16.18
GARSON	1	4	S4148	1	3133 SES	SE 1/4 OF S 1/2	16.18
GARSON	1	4	S29228	1	8314 SES	NW 1/4 OF S 1/2	16.18
GARSON	1	4	S4212	1	3103 SES	NE 1/4 OF S 1/2	16.18
GARSON	1	4	S4146	1	3166 SES	SW 1/4 OF S 1/2	16.18
GARSON	2	3	S9367	1	7729 SES	SE1/4 OF S 1/2	17.50
GARSON	2	3	S4217	1	3168 SES	NE 1/4 OF N 1/2	17.50
GARSON	2	3	S9366	1	7728 SES	NE 1/4 OF S 1/2	17.50
GARSON	2	3	S4218	1	3167 SES	NE 1/4 OF N 1/2	17.50
GARSON	2	3	PT5033	1	3051 SES	W 1/2	70.01
GARSON	2	4	S29229	1	8117 SES	SW 1/4 OF S 1/2	17.19
GARSON	2	4	S16441	1	6294 SES	SE 1/4 OF S 1/2	17.19
GARSON	2	4	S16443	1	6296 SES	NW 1/4 OF S 1/2	17.19
GARSON	2	4	S16442	1	6295 SES	NE 1/4 OF S 1/2	17.19
			TOTAL	95			1600.99
			MINING LEASE	0			0.00
			PATENTED	95			1600.99
			UNPATENTED	0			0.00

Appendix 1. Property Descriptions - Patented/Unpatented Claims and Mining Leases.

Foy Property

TOWNSHIP	LOT No.	CONCESSION	CLAIM No.	CLAIM UNIT	PARCEL No.	LEGAL Description	NET MINERAL	NET SURFACE
BOWELL	0	0	S1197692	1			16.00	0.00
BOWELL	4	3	S1667	1	5525 SWS	W	14.16	14.16
BOWELL	4	3	S29409	1	8737 SWS	PT OF BROKEN LOT	16.18	16.18
BOWELL	5	3	S25004	1	8588 SWS	SE PT OF S PT	16.18	16.18
BOWELL	5	3	S25003	1	8589 SWS	NE PT OF S PT	16.18	16.18
BOWELL	5	3	S25005	1	8590 SWS	NW PT OF S PT	16.18	16.18
BOWELL	5	3	S25002	1	8591 SWS	SW PT OF S PT	16.18	16.18
BOWELL	6	3		1	5622 SWS	LW NICKEL LAKE	12.14	12.14
BOWELL	6	3	S25006	1	8587 SWS	NE PT OF S PT	16.18	16.18
BOWELL	6	3	S37791	1	11298 SWS	SW PT OF N PT	16.18	16.18
BOWELL	6	3	S37790	1	11297 SWS	SE PT OF N PT	16.18	16.18
BOWELL	6	3	S29408	1	8726 SWS	NW PT OF S PT	14.68	14.68
BOWELL	6	3		1	5075 SWS	ROAD ALLOWANCE	1.61	0.00
BOWELL	7	2	S29412	1	8727 SWS	PT OF BROKEN LOT	16.18	16.18
BOWELL	7	2	S82062	1	15937 SWS	SW PT OF N PT	15.96	15.96
BOWELL	7	2		1	1434 ANS	ML WD 212	16.18	16.18
BOWELL	7	2	S29411	1	8730 SWS	PT OF BROKEN LOT	16.18	16.18
BOWELL	7	2	S82061	1	15937 SWS	NW PT OF N PT	15.96	15.96
BOWELL	7	3	S29640	1	8759 SWS	SW PT OF S PT	8.49	8.49
BOWELL	7	3	S55265	1	16319 SWS	PT OF BROKEN LOT	19.46	19.46
BOWELL	7	3	S37793	1	11300 SWS	SW PT OF N PT	8.70	8.70
BOWELL	7	3	S37792	1	11299 SWS	SE PT OF N PT	17.23	17.23
BOWELL	7	3	S37798	1	11305 SWS	NE PT OF N PT	16.54	16.54
BOWELL	7	3	S37772	1	11292 SWS	NW PT OF N PT	16.54	16.54
BOWELL	8	2	S82070	1	15936 SWS	SW PT OF S PT	14.16	14.16
BOWELL	8	2	S82067	1	15936 SWS	NW PT OF S PT	13.75	13.75
BOWELL	8	2	S82069	1	15936 SWS	NW PT OF N PT	13.75	13.75
BOWELL	8	2	S82064	1	15936 SWS	SE PT OF N PT	17.80	17.80
BOWELL	8	2		1	1434 ANS	ML WD 37	12.54	12.54
BOWELL	8	2	S82063	1	15936 SWS	NE PT OF S PT	16.18	16.18
BOWELL	8	2	S82066	1		LW BED LAKE	7.28	0.00
BOWELL	8	2	S82068	1	15936 SWS	SW PT OF N PT	13.75	13.75
BOWELL	8	2	S82065	1	15936 SWS	NE PT OF N PT	17.40	17.40
BOWELL	8	3	S55262	1	14659 SWS	PT OF BROKEN LOT	6.87	6.87
BOWELL	8	3	S55261	1	14660 SWS	ML WD 236	19.99	19.99
BOWELL	8	3	S37771	1	11291 SWS	NE PT OF N PT	15.86	15.86
BOWELL	8	3	S55264	1	14649 SWS	LW FOSTER LAKE	8.09	8.09
BOWELL	8	3	S37794	1	11301 SWS	SE PT OF N PT	8.37	8.37
BOWELL	8	3	S55263	1	14659 SWS	PT OF BROKEN LOT	16.18	16.18
BOWELL	8	3	S37778	1	11296 SWS	NW PT OF N PT	15.86	15.86
BOWELL	8	3	S29641	1	8760 SWS	S PT OF S PT	15.37	15.37
BOWELL	8	3		1	1409 ANS	E PT ML WD 228	6.87	6.87
BOWELL	8	3	S37795	1	11302 SWS	SW PT OF N PT	8.37	8.37
BOWELL	9	3	S37777	1	11295 SWS	NE PT OF N PT	16.18	16.18
BOWELL	9	3	S37797	1	11304 SWS	SW OF N PT CANHOR	10.11	10.11
BOWELL	9	3	S37776	1	11294 SWS	NW PT OF N PT	16.18	16.18
BOWELL	9	3	S55342	1	12610 SWS	SE PT OF S PT	16.18	16.18
BOWELL	9	3	S37796	1	11303 SWS	SE OF N PT CANHOR	8.49	8.49
BOWELL	9	3	S51089	1	12610 SWS	N PT OF S PT	12.54	12.54
BOWELL	9	3		1	1409 ANS	ML WD 228 CANHORN	24.28	24.28
BOWELL	9	3	S55343	1	12610 SWS	SW PT OF S PT	16.18	16.18
BOWELL	10	3	S37774	1	11290 SWS	NW PT OF N PT	14.37	14.37
BOWELL	10	3	S37775	1	11289 SWS	NE PT OF N PT	14.37	14.37
BOWELL	10	3		1	1434 ANS	ML WD 211 CANHORN	16.18	16.18
BOWELL	11	3	S37773	1	11293 SWS	NE PT OF N PT	13.09	13.09
FOY	0	0	A129706	1	1079 LSWS	SEE CLM MAP M-815	12.58	12.58
FOY	0	0	S129705	1	1079 LSWS	SEE CLM MAP M-815	9.33	9.33

TOWNSHIP	LOT No.	CONCESSION	CLAIM No.	CLAIM UNIT	PARCEL No.	LEGAL Description	NET MINERAL	NET SURFACE
FOY	0	0	S129707	1	1079 LSWS	SEE CLM MAP M-815	7.91	7.91
FOY	0	0	S133770	1	1079 LSWS	SEE CLM MAP M-815	21.03	21.03
FOY	0	0	S133771	1	1079 LSWS	SEE CLM MAP M-815	22.78	22.78
FOY	0	0	S133772	1	1079 LSWS	SEE CLM MAP M-815	2.54	2.54
FOY	0	0	S133773	1	1079 LSWS	SEE CLM MAP M-815	4.85	4.85
FOY	0	0	S133774	1	1079 LSWS	SEE CLM MAP M-815	27.23	27.23
FOY	0	0	S133775	1	1079 LSWS	SEE CLM MAP M-815	11.26	11.26
FOY	0	0	S133776	1	1079 LSWS	SEE CLM MAP M-815	13.87	13.87
FOY	0	0	S133777	1	1079 LSWS	SEE CLM MAP M-815	12.83	12.83
FOY	0	0	S133778	1	1079 LSWS	SEE CLM MAP M-815	14.52	14.52
FOY	0	0	S133779	1	1079 LSWS	SEE CLM MAP M-815	27.30	27.30
FOY	0	0	S133780	1	1079 LSWS	SEE CLM MAP M_815	10.63	10.63
FOY	0	0	S133781	1	1079 LSWS	SEE CLM MAP M_815	12.63	12.63
FOY	0	0	S133782	1	1079 LSWS	SEE CLM MAP M_815	21.18	21.18
FOY	0	0	S133783	1	1079 LSWS	SEE CLM MAP M_815	27.14	27.14
FOY	0	0	S133784	1	1079 LSWS	SEE CLM MAP M_815	1.01	1.01
FOY	0	0	S133785	1	1079 LSWS	SEE CLM MAP M_815	8.86	8.86
FOY	0	0	S133786	1	1079 LSWS	SEE CLM MAP M_815	10.72	10.72
FOY	0	0	S133787	1	1079 LSWS	SEE CLM MAP M_815	3.50	3.50
FOY	0	0	S133927	1	1079 LSWS	SEE CLM MAP M_815	6.71	6.71
FOY	0	0	S133928	1	1079 LSWS	SEE CLM MAP M_815	7.68	7.68
FOY	0	0	S133929	1	1079 LSWS	SEE CLM MAP M_815	6.56	6.56
FOY	0	0	S133930	1	1079 LSWS	SEE CLM MAP M_815	8.80	8.80
FOY	0	0	S133931	1	1079 LSWS	SEE CLM MAP M-815	8.16	8.16
FOY	0	0	S133932	1	1079 LSWS	SEE CLM MAP M-815	9.98	9.98
FOY	0	0	S133933	1	1079 LSWS	SEE CLM MAP M-815	6.80	6.80
FOY	0	0	S133934	1	1079 LSWS	SEE CLM MAP M-815	9.42	9.42
FOY	0	0	S133935	1	1079 LSWS	SEE CLM MAP M-815	6.92	6.92
FOY	0	0	S133936	1	1079 LSWS	SEE CLM MAP M-815	6.56	6.56
FOY	1	3	S37754	1	11388 SWS	PT OF BROKEN LOT	9.04	9.04
FOY	1	3	S37757	1	11389 SWS	PT OF BROKEN LOT	7.74	7.74
FOY	1	3	S37765	1	11390 SWS	PT OF BROKEN LOT	15.49	15.49
FOY	1	3	S37766	1	11382 SWS	PT OF BROKEN LOT	15.49	15.49
FOY	2	3	S37755	1	11378 SWS	PT OF BROKEN LOT	12.14	12.14
FOY	2	3	S37756	1	11379 SWS	PT OF BROKEN LOT	11.27	11.27
FOY	2	3	S37763	1	11380 SWS	PT OF BROKEN LOT	16.34	16.34
FOY	2	3	S37764	1	11381 SWS	PT OF BROKEN LOT	16.18	16.18
FOY	3	3	S37760	1	11385 SWS	PT OF BROKEN LOT	14.95	14.95
FOY	3	3	S37761	1	11386 SWS	PT OF BROKEN LOT	16.18	16.18
FOY	3	3	S37762	1	11387 SWS	PT OF BROKEN LOT	5.62	5.62
FOY	4	3	S37758	1	11383 SWS	PT OF BROKEN LOT	16.18	16.18
FOY	4	3	S37759	1	11384 SWS	PT OF BROKEN LOT	9.14	9.14
HARTY	0	0	S133787	1	1079 LSWS	NE PT TWP MAP-920	11.90	11.90
TYRONE	0	0	S133782	1	1079 LSWS	SEE CLM MAP M-116	1.73	1.73
TYRONE	0	0	S133783	1	1079 LSWS	SEE CLM MAP M-116	10.73	10.73
TYRONE	0	0	S133784	1	1079 LSWS	SEE CLM MAP M-116	5.44	5.43
TYRONE	0	0	S133785	1	1079 LSWS	SEE CLM MAP M-116	7.46	7.46
TYRONE	0	0	S133786	1	1079 LSWS	SEE CLM MAP M-116	2.33	2.33
TYRONE	0	0	S133787	1	1079 LSWS	SEE CLM MAP M-116	3.28	3.28
TYRONE	0	0	S133788	1	1079 LSWS	SEE CLM MAP M-116	14.03	14.03
TYRONE	0	0	S133789	1	1079 LSWS	SEE CLM MAP M-116	14.74	14.74
TYRONE	0	0	S133790	1	1079 LSWS	SEE CLM MAP M-116	26.60	26.60
TYRONE	0	0	S133791	1	1079 LSWS	SEE CLM MAP M-116	6.18	6.18
			TOTAL	110			1413.51	1388.61
			MINING LEASE	31			361.29	361.29
			PATENTED	78			1036.22	1027.32
			UNPATENTED	1			16.00	0.00

CLAIMS SUBJECT TO THE INCO AGREEMENT

TOWNSHIP	LOT No.	CONCESSION	CLAIM No.	CLAIM UNIT	PARCEL No.	LEGAL Description	NET MINERAL Mineral (Acres)	NET SURFACE Surface (Acres)
FOY			S9620/S9625	1	7330 SWS	Mining Locn WD 247	80.00	80.00
FOY			S9621/S9628	1	** 7331 SWS	Mining Locn WD 233	80.00	80.00
FOY			S9618	1	7332 SWS	Mining Locn WD 249	40.00	40.00
FOY			S9624	1	7333 SWS	Mining Locn WD 248	40.00	40.00
FOY			S9623	1	7335 SWS	Mining Locn WD 234	40.00	40.00
FOY			S9617	1	7336 SWS	Mining Locn WD 235	40.00	40.00
FOY			S10934	1	7495 SWS		44.84	44.84
FOY			S10935	1	7499 SWS		40.00	40.00
FOY			S10937	1	7500 SWS		14.31	14.31
FOY			S10932	1	7501 SWS		8.00	8.00
FOY			S9619	1	7521 SWS		40.25	40.25
FOY			S9555	1	7522 SWS		38.50	38.50
FOY			S9554	1	7523 SWS		38.50	38.50
FOY			S9553	1	7524 SWS		38.50	38.50
FOY			S9729	1	7525 SWS		40.00	40.00
FOY			S9727	1	7526 SWS		40.00	40.00
FOY			S9731	1	7527 SWS		39.62	39.62
FOY			S9726	1	7528 SWS		40.00	40.00
FOY			S9725	1	7529 SWS		40.00	40.00
FOY			S10933	1	7530 SWS		32.80	32.80
FOY			S9622	1	7531 SWS		27.50	27.50
FOY			S9733	1	7532 SWS		40.00	40.00
FOY			S11928	1	7533 SWS		5.90	5.90
FOY			S11674	1	7534 SWS		27.60	27.60
FOY			S11673	1	7535 SWS		40.00	40.00
FOY			S11672	1	7536 SWS		40.00	40.00
FOY			S11670	1	7537 SWS		40.00	40.00
FOY			S11669	1	7538 SWS		35.00	35.00
FOY			S11929	1	7539 SWS		17.70	17.70
FOY			S11671	1	7540 SWS		40.00	40.00
FOY			S9730	1	7541 SWS		40.00	40.00
FOY			S11667	1	7542 SWS		40.00	40.00
FOY			S10936	1	7543 SWS		40.00	40.00
FOY			S34608	1	8844 SWS		40.87	40.87
FOY			S34609	1	8846 SWS		39.87	39.87
FOY			S34610	1	8847 SWS		39.87	39.87
BOWELL			S9626/S9627	1	7334 SWS	Mining Loc. WD 232	80.00	80.00
BOWELL			S31540	1	8850 SWS		32.75	32.75
BOWELL			S31541	1	8851 SWS		35.52	35.52
BOWELL			S31542	1	8852 SWS		35.52	35.52
			TOTAL	40			1553.42	1553.42
			MINING LEASE	0			0.00	0.00
			PATENTED	40			1553.42	1553.42

** A portion of this property is located on Bowell Township

Foy WD-38 Property

Drilling Information Table

DDH No.	Date Started	Date Finished	Logged By	Collar Location (Grid) East	Collar Location (Grid) North	Collar Location (UTM) East	Collar Location (UTM) North
WD-01	8-Jun	12-Jun	Y-C	4+18 E	1+93 S	492080.0	5176420.0
WD-02	13-Jun	16-Jun	Y-C	3+00 E	1+96 S	491960.5	5176425.0
WD-03	16-Jun	19-Jun	Y-C	4+45 E	0+70 S	492110.5	5176553.0
WD-04	19-Jun	21-Jun	Y-C	3+50 E	0+80 S	492005.5	5176541.0
WD-05	21-Jun	24-Jun	H-T	2+50 E	0+75 S	491910.0	5176544.0
WD-06	24-Jun	26-Jun	H-T	2+50 E	1+28 S	491911.5	5176492.0

DDH No.	Elevation (m)	Collar Azimuth	Collar Dip	Casing (m)	Final Depth (m)	Sample No.'s	Total Samples (m)
WD-01	357.3	--	-90	7	381.84	671801 - 671883	83 (116.76)
WD-02	358.2	--	-90	3	257	671884 - 671918	35 (59.29)
WD-03	360.3	--	-90	6	239	671919 - 671966	48 (77.56)
WD-04	358.6	--	-90	6	179	671967 - 671989	23 (38.00)
WD-05	359.7	--	-90	3	247	671990 - 672059	70 (58.01)
WD-06	358.5	230	-50	13	185	672060 - 672070	11 (5.47)

DDH No.	Purpose Of Hole
WD-01	Forms part of five(5) hole drill pattern to serve as platform for borehole geophysics. Drill pattern / fences drilled down-dip of string of surface showings emplaced within Sublayer / Footwall Breccia along SIC contact.
WD-02	Forms part of five(5) hole drill pattern to serve as platform for borehole geophysics. Drill pattern / fences drilled down-dip of string of surface showings emplaced within Sublayer / Footwall Breccia along SIC contact.
WD-03	Forms part of five(5) hole drill pattern to serve as platform for borehole geophysics. Drill pattern / fences drilled down-dip of string of surface showings emplaced within Sublayer / Footwall Breccia along SIC contact.
WD-04	Forms part of five(5) hole drill pattern to serve as platform for borehole geophysics. Drill pattern / fences drilled down-dip of string of surface showings emplaced within Sublayer / Footwall Breccia along SIC contact.
WD-05	Forms part of five(5) hole drill pattern to serve as platform for borehole geophysics. Drill pattern / fences drilled down-dip of string of surface showings emplaced within Sublayer / Footwall Breccia along SIC contact.
WD-06	To define inferred NNW-trending fault displacing SIC and to probe SIC contact(sublayer / footwall breccia) at depth, down-dip of surface showing.

Foy Offset Project

Diamond Drilling Program

DDH No.	Date Started	Date Finished	Logged By	Area / Zone	Collar Location (Grid) East	Collar Location North	Collar Location (UTM) East	Collar Location North	Elevation (m)	Collar Azimuth	Dip	Casing (m)	Final Depth (m)	Length of Hole (m)	Sample No.'s
00-01	Nov. 16/00	Dec. 7/00	Y-C	Wisner Zone	57+50 W	18+50 N	487554.8	5177102.6	400.0	205.8	-88	7.0	792	792	664101-664228; 665399-665500; 666651-666750
00-02	Dec. 8/00	Dec. 9/00	not logged	Wisner Zone	59+30 W	18+68 N	487382.3	5177124.0	398.0	----	-90	---	8.02	8.02	no
00-03	Dec. 9/00	Dec. 10/00	not logged	Wisner Zone	59+30.5 W	18+68 N	487381.8	5177124.0	398.0	----	-90o	---	41.55	41.55	no
00-04	Dec. 10/00	Jan. 17\01	Y-C	Wisner Zone	59+31 W	18+68 N	487381.3	5177124.0	398.0	47.2	-88.9	7.7	736.7	736.7	664229-664250; 665051-665192; 665275-665398
00-05	Jan.18\01	Feb.01\01	Y-C	Wisner Zone	61+00 W	18+95 N	487216.4	5177168.4	394.2	199.4	-88.5	4.0	711	711	665193-665274
00-06	Feb.6\01	Feb.17/01	Y-C	Wisner Zone	54+82 W	20+25 N	487827.6	5177262.8	416.0	179	-59.7	4.0	528	528	666251-666427
00-07	Feb.18/01	Feb.25/01	Y-C	Wisner Zone	62+00 W	19+40 N	487109.9	5177218.3	391.6	180	-45.5	13.0	351	351	666428-666507
0F-01	Feb.6\01	Feb.21/01	M-B	Foster Lake	----	-----	488646.5	5176968.9	421.0	----	-90o	3.5	710	710	667501-667504
NI-01	Feb.22/01	Feb.27/01	M-B	Nickel Lake	----	-----	489422.7	5176727.3	405.9	155	-60.4	3.0	359	359	667505-667648
SG-01	Feb.26/01	Mar.03/01	Y-C	South Grid	147+30 E	13+28 N	489162.2	5176116.5	396.5	----	-90o	4.0	301	301	666510
NI-02	Feb.28/01	Mar.21/01	M-B	Nickel Lake	-----	-----	489510.3	5176759.3	402.2	135.3	-61.1	3.0	623	623	667649 - 667926
SG-02	Mar.03/01	Mar.08/01	Y-C	South Grid	149+30 E	11+79 N	489347.1	5176051.3	389.9	324	-65o	4.0	340.53	340.53	
SG-03	Mar.08/01	Mar.24/01	Y-C	South Grid	143+30 E	8+95 N	489005.5	5175568.7	371.6	282	-60o	13.0	348	348	666511
00-08	Mar.22/01	Mar.30/01	Y-C	Wisner Zone	57+25 W	16+67 N	487570.0	5176923.2	414.7	356	-74.6	0.5	483.48	483.48	666512-666571
00-09	July 10/01	July 28/01	H.J.T.	Wisner Zone	59+57 W	17+69 N	487345.7	5177031.0	393.4	360	-75.0	4.0	921	921	
Ni-03	Sept. 24/01	Oct. 04/01	Y-C	Nickel Lake			489556.1	5176368.0	399.5	26.04	-58.5	7.0	587	587	672351 - 672439
Ni-03-01	Oct. 09/01	Oct. 16/01	Y-C	Nickel Lake			489631.4	5176510.2	151.9	31.51	-57.4		557	261	672440 - 672500
Ni-03-02	Oct. 19/01	Oct. 30/01	Y-C	Nickel Lake			489617.8	5176487.4	191.9	29.35	-55		547	299	672504 - 672564
Ni-04	Nov. 1/01	Nov. 12/01		Nickel Lake			489702.2	5176636.0	400.0	188	-88	14.0	600	600	
00-10	Nov. 21/01	Nov. 27/01		Wisner Zone	60+07 W	19+20 N	487301.0	5177187.0	394.5	211.52	-57.5	7.0	309	309	

DDH No.	Purpose Of Hole
00-01	DDH. No. 00-01 is one of three(3) deep holes forming part of a drill - fence to serve as platform for Borehole UTEM surveying across the " A " Zone.
00-02	Hole abandoned at 8.02 m mark after entering into old borehole.
00-03	Forced to abandon hole at 41.55 m due to bad ground (fault/open seam) at ~6.5 m (no water return)
00-04	DDH. No. 00-04 is one of three(3) deep holes forming part of a drill - fence to serve as platform for Borehole UTEM surveying across the " A " Zone.
00-05	DDH. No. 00-04 is one of three(3) deep holes forming part of a drill - fence to serve as platform for Borehole UTEM surveying across the " A " Zone.
00-06	To test coincidental low priority (indeterminate) AEROTEM anomaly and resistivity low, spatially associated with structural corridor along hangingwall of Foy Offset dyke.
00-07	To test possible western extension of sulphide mineralization intersected in upper portion of DDH. No. 00-05 and to investigate source of IP anomaly along Sudbury brecciated footwall of Foy Offset
0F-01	To probe down-dip extension of Foy Offset based on presence of a three(3) line, high priority(6 channel) AEROTEM conductor on third party ground (INCO), along the northern shore of Foster Lake. Also to test source of a 1 Km long, north-trending Mag anomaly. Forced to shutdown drillhole, before intersecting Foy offset dyke, upon reaching drill's maximum operational depth(710 m).
NI-01	To probe offset dyke at depth, under Nickel Lake, based on presence of historical showings / AEROTEM responses on third party ground (INCO), along northern shoreline of lake. Also to test source of Mag High centred on western half of Nickel Lake.
SG-01	To test broad Mag High modeled to reflect buried embayment at an approx. depth of 150 m.
NI-02	To probe offset dyke at depth, under Nickel Lake, based on presence of historical showings / AEROTEM responses on third party ground (INCO), along northern shoreline of lake.
SG-02	To test broad Mag High modeled to reflect buried embayment at an approx. depth of 150 m.
SG-03	To test broad Mag High modeled to reflect buried embayment at an approx. depth of 150 m.
00-08	To undercut "River of Sulphide Showing" and to probe footwall of Foy Offset dyke at depth.
00-09	To undercut "Road Showing", further delineate sulphide mineralization intersected in DDH No. 00-04, and to probe hangingwall of Foy Offset dyke at depth.
Ni-03	To intersect BHUTEM anomaly located under Nickel Lake within the Foy Offset dyke.
Ni-03-01	To intersect BHUTEM anomaly located under Nickel Lake within the Foy Offset dyke. Down wedge hole. Permanent wedge set at 296m mark in Ni-03.
Ni-03-02	To intersect BHUTEM anomaly located under Nickel Lake within the Foy Offset dyke. Up wedge Hole. Permanent wedge set at 248 m mark in Ni-03.
Ni-04	To intersect sulphide mineralization beneath Nickel Lake.
00-10	To probe/intersect a 12 channel Mega-TEM anomaly modeled to lie approx. 158 m below surface and an historical massive sulphide zone intersected in DDH No. FB-87-63 by United Reef Petroleums.

AURORA PLATINUM CORP.

MIDRIM PROPERTY

BABY TOWNSHIP, QUEBEC

National Instrument 43-101F1

Technical Report

Richard J. Mazur, P.Geo.

Mirador Management Co.

April 17, 2002

Table of Contents

List of Figures

List of Tables

Appendices

MIDRIM PROPERTY

BABY TOWNSHIP, QUEBEC

SUMMARY (ITEM 3)

The Midrim Property, an exploration stage property, comprises four projects in 13,047 hectares of mining claims through claim staking and option agreements with local prospectors. Exploration by Aurora Platinum Corp. in 2000-2001 identified multiple zones of high-grade copper-nickel-cobalt-platinum-palladium (Cu-Ni-Co-Pt-Pd) mineralization in the Midrim Project area. The Company evaluated the mineral potential of the district through an integrated exploration approach using geological mapping, geophysical and geochemical surveys, and diamond drilling.

The main focus of exploration on the Midrim Project is a series of gabbro sills intruding a sequence of mafic volcanics at or near the contact with overlying felsic volcaniclastic sedimentary rocks. Mineralization occurs as disseminated to massive sulphides near the base of the gabbro sills or sulphide pods remobilized along shears near gabbro-felsic volcanic contacts. A $2.5 million exploration program including 16,075 metres of diamond drilling was conducted in 2000-2001. Significant ore-grade intercepts of Cu-Ni-Co-Pt-Pd were obtained at Midrim, Lac Croche, Alotta and Patry.

New geological interpretations and geochemical and geophysical data have helped refine exploration targets and have enhanced the potential for undiscovered deposits in the region. A geophysical and drilling program to expand the known deposits and to test new targets is recommended.

INTRODUCTION AND TERMS OF REFERENCE (ITEMS 4 & 5)

Richard Mazur, a principal of Mirador Management Co. has been engaged to provide a summary of exploration results to date on the Midrim properties held by Aurora Platinum Corp. This report has been prepared for the purposes of filing an Annual Information Form for Aurora Platinum Corp. The author visited the Property on June 18-20, 2001. Information on the Midrim Project has been obtained primarily from geological and drilling reports by L.D.S. Winter, P.Geo. and several geophysical reports by various contractors. The author has relied on the technical information from these sources and does not take any responsibility for legal, environmental, political or other non-technical issues related to this report.

PROPERTY DESCRIPTION AND LOCATION (ITEM 6)

LOCATION

Aurora Platinum Corporation's Midrim properties consist of 305 claims in the Ville Marie area of western Quebec, south of the Rouyn-Noranda mining camp (NTS map areas 31M/6 and 31M/11). The Property is centred in Baby Township, Témiscamingue County, Quebec approximately 25 kilometres east of Lake Timiskaming and the Quebec-Ontario provincial border, at 79° 14'W longitude: 47° 28'N latitude (UTM coordinates 5260000N: 640000E, Zone 17).


79° 30'
Ontario
Quebec
47° 30'
NTS 31 M/6
Lac
Des Quinze
Angliers
Angliers Property
Lac Baby
Midrim
Property
Geoffroy
Property
Hwy 101
Hwy 391
Guigues
Laverlochere
Lake
Timiskaming
Hwy 382
Fugereville
Belleterre
Option
Geoffroy
Property
Lorrainville
Hwy 382
Ville Marie
Hwy 567
Bearn
Lorrain
Valley
47° 15'
Dramis
0
5
10
km

Figure 1: Location of the Midrim Project, Quebec.

CLAIM AND OWNERSHIP STATUS

Aurora Platinum Corp. holds 305 claims (13,047 hectares), which are sub-divided, into four project areas (Figure 1):

- Angliers - 58 claims (2741 hectares),
- Belleterre - 72 claims (2,880 hectares),
- Geoffroy - 158 claims (6,703 hectares),
- Midrim - 17 claims (723 hectares).

The claims contained in each project area are listed in Appendix 1.


Lac Des Quinze
Angliers Property
Geoffroy Property
Midrim Property
Geoffroy Property
Midrim Property
Belleterre Property
Geoffroy Property
LAC CROCHE
MIDRIM
ALOTTA
DELPHI
PATRY
ZULLO
Lac Baby

Figure 2: Midrim area projects and claims, Quebec.

NATURE OF COMPANY'S INTEREST

MIDRIM OPTION AGREEMENT

Aurora signed a letter agreement (the "Midrim Option Agreement") dated June 12, 2000 with 9034-9473 Quebec Inc. (the "Midrim Vendor") wherein the Midrim Vendor granted Aurora the option to acquire a 70% interest in 17 unpatented claims (the "Midrim Option Property"). The Company will earn a 70% interest by making cash payments of $200,000 to the Midrim Vendor, issuing $200,000 worth of shares to the Midrim Vendor and spending $1.2 million on exploration over a three-year period as follows:

Date	Cash Payment	Value of Shares To Be Issued	Exploration Expenditures
August 21, 2000	$50,000	$50,000	
August 21, 2001	$50,000	$50,000	$200,000
August 21, 2002	$50,000	$50,000	$500,000
August 21, 2003	$50,000	$50,000	$500,000
Total:	**$200,000**	**$200,000**	**$1,200,000**

The first $50,000 payment was made and 36,765 common shares at a deemed price of $1.36 per share were issued to the Midrim Vendor in satisfaction of the first payment. The second $50,000 payment was made and 25,000 common shares at a deemed price of $2.00 per share were issued to the Midrim Vendor in satisfaction of the second payment. To March 31, 2002, exploration expenditures of $1,427,911 have been made and the Midrim Vendor was notified that the Company's exploration commitment has been fulfilled. An application for claim renewal on all 17 claims to 2006 was made on February 20, 2002.

Once Aurora has earned a 70% interest, the Midrim Vendor has 60 days to decide to participate in further exploration on a pro rata basis, dilute or elect to sell its interest subject to Aurora's first right of purchase. If the Midrim Vendor dilutes to less than a 10% interest it will transfer its interest to Aurora and retain a 2% Net Smelter Return Royalty. Aurora will have the right to purchase for $2 million a 1.5% Net Smelter Return Royalty from the Midrim Vendor which will retain a 0.5% Net Smelter Return Royalty.

The Midrim Option Agreement was negotiated between Aurora and the Midrim Vendor at arm's length. The shareholders of the Midrim Vendor are: Julien Gadoury, Rouyn-Noranda, Quebec; Laurent Hallé, Fabre, Quebec; and Gilles Rochleau, Rouyn-Noranda, Quebec. Laurent Hallé, an optionor of the Midrim Option Property, is the geologist supervising the Midrim Drill Program.

BELLETERRE OPTION AGREEMENT

Aurora signed a letter agreement (the "Belleterre Option Agreement") dated October 5, 2000 with Hinterland Exploration Ltd. (the "Belleterre Vendor") evidencing an intention to enter into an agreement to acquire a 70% interest in 72 unpatented claims (the "Belleterre Property"). The Company will earn its 70% interest by making cash payments of $125,000, issuing shares to the Belleterre Vendor with a value of $350,000 and spending $1.5 million on exploration over a four year period as follows:

Date	Cash Payment	Value of Shares To Be Issued	Exploration Expenditures
October 16, 2000	$25,000	$70,000	
October 16, 2001	$25,000	$70,000	$100,000
October 16, 2002	$25,000	$70,000	$200,000
October 16, 2003	$25,000	$70,000	$400,000
October 16, 2004	$25,000	$70,000	$800,000
Total:	**$125,000**	**$350,000**	**$1,500,000**

On October 16, 2000, the first $25,000 payment was made and 18,767 common shares at a deemed price of $3.73 per share were issued to the Belleterre Vendor in satisfaction of the first payment. The Company made its second payment of $25,000 and issued 33,493 common shares at a deemed price of $2.09 to the Belleterre Vendor on October 16, 2001. To March 31, 2002, exploration expenditures of

$1,252,273 have been made on the Belleterre Property. Five claims were renewed until 2005 and application for claim renewal for the remaining 67 claims to 2006 was made on February 20, 2002.

Once Aurora has earned its 70% interest, the Belleterre Vendor has 60 days to decide to participate in further exploration on a pro rata basis, dilute or elect to sell its interest. Aurora has first right of purchase. If the Belleterre Vendor dilutes to a 10% interest, its interest will convert to a 10% interest in net proceeds from the Belleterre Property. Aurora will have the right to purchase the Belleterre Vendor's net proceeds interest for 20% of the deemed expenditures on the Property payable in cash, Aurora shares or any combination thereof. If Aurora's interest dilutes to 10%, it will transfer its interest to the Belleterre Vendor in exchange for a 10% interest in net proceeds. Aurora can elect to purchase the Owner's net proceeds interest by paying an amount equal to 20% of the expenditures incurred on the Property, payable in any combination of cash or shares.

The Belleterre Property is also subject to a net smelter royalty (the "Royalty") of 2.5% payable to the previous owners (the "Royalty Holders"). Aurora is required to make, as advance payments towards the Royalty, annual payments of $10,000 commencing 60 days after Aurora receives a positive feasibility study on the Belleterre Property. Aurora has the right to purchase 1.5% of the Royalty by paying $1.5 million to the Royalty Holders, with the Royalty Holders retaining the remaining 1.0% of the Royalty.

The Belleterre Option Agreement was negotiated between Aurora and the Belleterre Vendor at arm's length. The shareholders of the Belleterre Vendor are Mark Fekete and Frank Kiernicki.

ANGLIERS OPTION AGREEMENT

Paramount Ventures and Finance Inc. ("Paramount") signed a letter agreement (the "Angliers Option Agreement") dated December 19, 2000 with 9034-9473 Quebec Inc. (the "Angliers Vendor") evidencing an intention to enter into an agreement to acquire a 70% interest in 40 unpatented claims (the "Angliers Property") located in the Belleterre-Angliers Nickel Belt adjoining the Midrim Property in western Quebec that require $48,000 in assessment work prior to October 2002. Paramount will earn its 70% interest by making cash payments of $80,000, issuing shares to the Angliers Vendor with a value of $100,000 and spending $800,000 on exploration over a three year period as follows:

Date	Cash Payment	Value of Shares To Be Issued	Exploration Expenditures
February 16, 2001	$15,000	$50,000	
February 16, 2002	$15,000	$25,000	$50,000
February 16, 2003	$20,000	$25,000	$250,000
February 16, 2004	$30,000	-	$500,000
Total:	$80,000	$100,000	$800,000

On June 1, 2001, the first $15,000 payment was made and a number of Paramount common shares valued at $50,000 were issued to the Angliers Vendor in satisfaction of the first payment. Once Paramount has earned its 70% interest, the Angliers Vendor has 60 days to decide to participate in further exploration on a pro rata basis, dilute or elect to sell its interest. Paramount has first right of purchase. If the Angliers Vendor dilutes to a 10% interest, its interest will convert to a 3% net smelter royalty in the Angliers Property. Paramount will have the right to purchase from the Angliers Vendor, a 2% net smelter royalty for $2 million, with the Angliers Vendor retaining a 1% net smelter royalty. If Paramount's

interest is diluted to 10%, then it will transfer its interest to the Angliers Vendor in exchange for receiving a 5% interest in net profits from the Angliers Property.

The Angliers Option Agreement was negotiated between Paramount and the Angliers Vendor at arm's length. The shareholders of the Angliers Vendor are: Julien Gadoury, Rouyn-Noranda, Quebec; Laurent Hallé, Fabre, Quebec; and Gilles Rochleau, Rouyn-Noranda, Quebec.

On December 4, 2001, Aurora entered into a Letter Agreement with Paramount whereby Paramount agreed to transfer all of its rights and interest in and to the Angliers Option Agreement and the Angliers Property to Aurora in consideration of Aurora paying to Paramount a 1.5% net smelter royalty on production from the Angliers Property. Aurora has the right at any time to purchase from Paramount the entire 1.5% net smelter royalty by paying $1 million to Paramount. If Aurora wishes to maintain the right to earn an undivided 70% interest in the Angliers Property, then Aurora will make the cash payments to the Angliers Vendor and incur the exploration expenditures by the specified dates in the Angliers Option Agreement. Paramount agrees to remain obligated to issue common shares to the Angliers Vendor by the dates specified in the Angliers Option Agreement. Aurora shall be Operator of any exploration program on the Angliers Property. On February 16, 2002, Aurora made a $15,000 cash payment and Paramount fulfilled its obligation of paying the Angliers Vendor $25,000 in Paramount common shares. To March 31, 2002, Aurora has spent $263,714 in exploration of the Property and assessment of $141,058 has been applied.

GEOFFROY PROPERTY

The Property is held 100% by Aurora Platinum Corp. as staked claims and map designated claims. Assessment work of $1200 per claim must be performed. Assessment in the amount of $178,335 has been applied to the Property.

ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY (ITEM 7)

TOPOGRAPHY AND PHYSIOGRAPHY

The Midrim area has moderate relief, ranging between 200 metres to 300 metres above sea level. It is mainly forested with birch, poplar, alder and coniferous trees interspersed with small farms on parts of the Property. The forested areas are mainly on rocky ridges and low lying ground while the cultivated areas occupy the flatter, better drained areas of farmland.

ACCESS AND INFRASTRUCTURE

The City of North Bay, Ontario is approximately 400 kilometres north of Toronto at the intersection of Ontario Provincial highways No. 11 and No. 17. New Liskeard is on Highway No. 11, 150 kilometres north of North Bay and from here Ontario Highway No. 65 leads east to the Quebec Border and Notre Dame du Nord, Quebec a distance of 26 kilometres. Ville Marie, Quebec is 30 kilometres to the south on Quebec Provincial Highway 101 with provincial roads 382 and 391 leading northeast from Ville Marie via Laverlochère to the Property, a distance of 30 kilometres (Figure 1). The area is also accessible from North Bay via Ontario Provincial Highway 63 to Témiscaming, Quebec a distance of 66 kilometres and then north on Quebec Highway 101, 85 kilometres to Ville Marie. The city of Rouyn-Noranda is

approximately 130 kilometres north of the area and provides road and air service to Montreal and Quebec City.

CLIMATE

The climate is cold temperate, characterized by very cold winters and warm summers. Temperatures range from -20° to +20° Celsius with extremes to +30° and -30° Celsius.

HISTORY (ITEM 8)

PRIOR OWNERSHIP

The earliest recorded exploration on the Midrim Property was by the Acme Gas and Oil Co. Ltd. in 1965. Subsequently, the Midrim Mining Company Ltd. optioned an 800-acre property, which included the Roy and Boyce claims, where the Midrim Zone is located. Aurora optioned the Midrim Property in June 12, 2000 from 9034-9473 Quebec Inc.

TYPE, AMOUNT, QUANTITY OF WORK AND RESULTS

The Acme Gas and Oil Co. Ltd. carried out geophysical surveys (electromagnetic, induced potential or IP, self potential or SP, and magnetic) and diamond drilling (12 drill holes, 359 metres) on the Lang and Roy claims in 1965-6. The Midrim Main Zone was discovered in 1967-1968 by Midrim Mining, which carried out a program of geological mapping, geophysical surveys, trenching, bulk sampling and diamond drilling (15,100 metres in 105 holes). An IP survey was done on the Roy claims in 1972.

The Alotta showing, about 1.6 kilometres southwest of Midrim, was drilled in 1988, with intersections of up to 35 metres averaging 1.76% copper and 1.55% nickel (Northern Miner, May 2, 1988).

HISTORICAL RESOURCE ESTIMATES

Historical drilling done in the Project area is not considered relevant to this assessment of the Project's merits because of the difficulty in accurately locating the old drill holes, and a paucity of dip and azimuth test data. Consequently, it is difficult to integrate accurately the old data with data from recent drilling by the Company.

The following resource estimates for the Midrim Deposit have been published:

A. 420,000 tons (380,940 metric tonnes) @ 0.85% copper (Cu), 0.62% nickel (Ni), 0.044 ounces/ton (1.51 grams/metric tonne) platinum-palladium (Pt-Pd): Canadian Mines Handbook, 1969-70, Northern Miner Press;

B. 428,300 tons (388,500 tonnes) @ 0.7% Cu, 0.46% Ni, $2/t Pt metals: Northern Miner, March 19, 1970;

C. 268,845 tons (243,842 tonnes) @ 0.875% Cu, 0.639% Ni: R. Kidd, April 12, 1977, report to Royco Mining Company Ltd.

These resource estimates should be treated as unverified historical estimates not made in accordance with the CIM Standards as referred to in the Companion Policy 43-101CP to National Instrument 43-101.

REGIONAL GEOLOGICAL SETTING (ITEM 9)

The Project area is located in the Belleterre-Angliers Greenstone Belt, part of the Pontiac Subprovince in the eastern Superior Province of the Canadian Shield. Belleterre-Angliers is the southernmost of the Superior Province greenstone belts, lying just south of the Abitibi Greenstone Belt and north of the Grenville Front in the Timiskaming area. Within the belt are a number of nickel-copper-platinum-group-metal (Ni-Cu-PGM) sulphide occurrences associated with gabbroic intrusive rocks. These include the Midrim, Lac Croche, Alotta, Delphi, Patry, Lac Kelly, La Force and Lorraine deposits (Figure 3).

The Belleterre-Angliers Greenstone Belt appears to have been disrupted into three separate fragments, the Baby, Belleterre and Lac des Bois (Figure 3). Contacts with younger Pontiac Group metasediments (accretionary wedge) and older tonalites are sheared. The Pontiac metasediments dip beneath the Baby segment (Baby Group) north of Angliers and are tectonically interleaved with the intrusive rocks. The volcanic belt as a whole is surrounded by metasedimentary rocks and is therefore interpreted as a large nappe, up to 6 kilometres thick in the Baby segment, above a mid-crustal duplex consisting of imbricated metasediments and tonalites.

The main deformation events coinciding with imbrication and nappe emplacement produced isoclinal folds with axial planes and F1 foliations oriented roughly easterly. A weaker deformation event is associated with extensional shearing on the flanks of domal structures (i.e., the Lac des Quinzes Complex) as a result of crustal inflation during magma injection. The extensional movement associated with the uplift of the Lac des Quinzes Complex was primarily accommodated along major shear zones (i.e. Angliers Shear Zone) but also caused a "warping" of the easterly trending F1 folds about approximately northerly oriented F2 fold axes within the Baby Group.

The Baby Group consists mainly of metavolcanic rocks deposited on an oceanic plateau, which evolved into an island arc setting. Stratigraphically, a lower unit of komatiites, komatiitic basalts and iron formation is overlain by tholeiitic basalts, which in turn are overlain by calc-alkaline intermediate to felsic volcanics and volcaniclastic sedimentary rocks. Tholeiitic basalts and calc-alkaline volcanics are structurally imbricated in the southern part of the Baby Group.

Zircon U/Pb dates from the felsic volcanic rocks range from 2682 Ma to 2686 Ma, while nearby tonalite-granodiorite plutons and tonalitic gneiss are somewhat older (2695-2704 Ma). The Baby Group felsic volcanics are slightly younger than compositionally similar rocks in the Abitibi Belt to the north, and coeval with the youngest detrital zircons in the Pontiac Group.


BABY
Alotta
Midrim
Patry
La Force
BELLETERRE
Lorraine
Lac Kelly
LAC DES BOIS
Lac Sheen
47° 30' N
79° 00' W
LEGEND
Post-Archaean sedimentary cover
Monzodiorite, granodiorite, syenite plutons
Pontiac Group metasediments
Belleterre-Angliers greenstone Belt
QFP (trondjemite) pluton
Felsic volcanics, volcaniclastics
Basalt flows, gabbro sills
Komatiite flows, iron formation
Lac des Quinze gneiss complex
Tonalite, granodiorite, granite plutons
0
5
10 km

Figure 3: Regional geological setting, Midrim Property.

Gabbros intrude the tholeiites and are compositionally similar to them. Both rock types have undergone a similar degree of deformation and metamorphism. The gabbros have been interpreted as the products of the interaction of a mantle plume with an island arc and may have been generated in a rifted arc setting (Barnes et al., 1993).

PROPERTY GEOLOGY (ITEM 9)

SUMMARY

Geology of the Midrim Project area consists of a dominantly mafic volcanic package intruded by mafic sills (Figure 4). Volcanic stratigraphy on the Property includes a lower, thick (> 1 kilometre) succession of pillowed and subordinate massive basalt flows, which are conformably overlain by an

unknown thickness (up to 100 metres?) of volcaniclastic sediments. The sediments are well bedded, feldspar-quartz crystal volcanic sandstones and siltstones intercalated with minor volcanic conglomerate and pillow basalts. North of Lac Croche and south of the Lac Croche Deposit, felsic volcanic breccias are intercalated with the volcanic sediments. North of Delphi, massive and brecciated quartz-feldspar porphyry (QFP) rhyolite occurs within the volcanic sandstones and siltstones conformably overlying basalt flows.

Gabbro sills intrude the upper part of the basalt succession and the immediately overlying volcanic sediments. Many of the sills were emplaced along flow contacts, but they locally cross-cut the volcanic stratigraphy. The number and thickness of the basalt sills increase toward the contact with the volcanic. Thinner gabbro sills (<15 metres) are medium to coarse grained but are not differentiated, while thicker gabbro sills (>100 metres) are differentiated. The sills are altered, locally display a tectonic fabric, and are folded. They are therefore pretectonic and likely synvolcanic, and may represent feeders to overlying mafic volcanics, which have been subsequently eroded away.

A differentiation sequence for the thicker sills has been defined by reference to a 200-metre thick sill exposed along Lac Baby in the Angliers Project area. This sequence is characterized by lower and upper aphanitic chilled margins, a basal zone of fine to coarse grained megacrystic gabbro to melagabbro, an increase in feldspar upsection to form leucogabbro, lensoidal layers of alternating leucogabbro and gabbro, and an upper ophitic textured gabbro. Disseminated and massive sulphide mineralization is concentrated within the basal megacrystic gabbro. Melagabbro at Midrim and Lac Croche are equivalent to the basal megacrystic gabbro in this section, whereas more widespread gabbros described as "unfavourable" by Imreh (1978) may represent the unmineralized upper (ophitic textured) portions of these sills.

A significant characteristic of the sulfide showings in the Baby Group is the small volume of gabbro proximal to the sulphide bodies. This raises the question of whether the host gabbros represent the local source of the sulphide mineralization, or whether the mineralization was transported (as immiscible sulphide liquid) from a distal source magma.

The Alotta Gabbro is the best preserved and best exposed of these small gabbro bodies. It is differentiated into crude, texturally distinct magmatic layers. Similar layering has been identified in other gabbro bodies within the Baby Group (e.g., the Angliers Gabbro). The division of these mafic intrusions into texturally distinct gabbroic units that are melanocratic at the base and more leucocratic in the upper portions is consistent with the fractional crystallization of a gabbroic magma. Blebby to massive sulphide mineralization in the main Alotta gabbro is hosted by a medium grained, sub-ophitic textured phase that is very similar to the gabbro phases hosting mineralization at Midrim and Lac Croche. The occurrence of magmatic sulphide blebs above accumulations of massive sulphides located at or near the base of these intrusions is typical of magmatic Ni-Cu-PGM deposits, but does not imply that the massive sulphides accumulated *in situ*.

QFP is a widespread and problematic lithology, commonly showing conflicting relationships with respect to the gabbros. For instance, in some places gabbro was observed to chill against the QFP while in others the dykes of QFP would cut both the gabbro and sulphide mineralization. A texturally distinct phase of the QFP termed 'coarse breccia', consisting of lapilli to breccia-sized clasts of QFP within a matrix of finer-grained QFP, was also encountered in drilling. Mapping in the vicinity of Alotta, Lac Croche and Midrim showed that what had been mapped by Imreh (1978) as 'undifferentiated trondjhemite porphyry' was in places a quartz and feldspar-phyric volcaniclastic sediment ranging from a crystal tuff to a tuff-breccia, similar in appearance to the QFP dykes encountered in drill core. The outcrops of lapilli-tuff and tuff-breccia are very similar to the coarse breccia in drill core.

Mapping of both the Alotta and Lac Croche gabbros indicates that they were both intruded into the volcaniclastic sedimentary package. While surface outcrop exposure at Midrim is limited, drill core observations indicate that the gabbro is also in contact (at least in some areas) with what appears to be the volcaniclastic package. The Angliers gabbros are also observed to have intruded into the volcaniclastics at or near the contact between the sediments and the mafic volcanics in many places.

The volcaniclastic sedimentary rocks are much more extensive than indicated on Imreh's (1978) map and in fact encompasses much of his "undifferentiated trondhjemite porphyry". This greatly increases the economic potential of the gabbro bodies hosted by the "undifferentiated trondhjemite porphyry" (i.e., Alotta, Midrim, Lac Croche) that are actually hosted by the volcaniclastic sedimentary package, due to the greater preservation potential.

The gabbro bodies are cut by QFP dykes and plutons of varying sizes, indicating that there are at least two generations of QFP's:

1. an early, volcanic-sedimentary crystal tuff to tuff-breccia (volcaniclastic sediments and coarse breccia?) interlayered with mafic volcanic flows and intruded by gabbro bodies, and

2. later quartz-feldspar porphyritic dykes and high-level hypabyssal intrusions (e.g., the Alotta porphyry) that crosscut the gabbro intrusions and intrude into the earlier volcanic stratigraphy.

The volcaniclastic sedimentary rocks are felsic and commonly pyritic and therefore represent a good source of both silica and sulphur. Since assimilation of either silica or sulfur can trigger sulfur saturation in an undersaturated mafic magma their proximity to the Cu-Ni sulphide occurrences may not be coincidental.


LEGEND
MMGS Monzodiorite, granodiorite, syenite, syenodiorite (2680 Ma)
QFP Quartz-feldspar porphyry (trondjemite) pluton
Belleterre-Angliers Belt (Baby Portion)
Gabbro sills
Calc-alkaline Felsic-intermediate volcaniclastics (2682 Ma)
Tholeiitic basalts
Lac des Quinze Complex
TTGgn Tonalitic gneiss (2695 Ma)
TTG Fugerville pluton (2705 Ma)
Leucocratic tonalite-granodiorite pluton
Lac Baby
Lac des Quinze Complex
Lac Remigny pluton
LAC CROCHE
MIDRIM
ALOTTA
DELPHI
PATRY
ZULLO
Cu, Ni
QFP
MMGS
TTG
TTGgn
Angliers Shear Zone
5265000 mN
5260000 mN
5255000 mN
640000 mE

Figure 4: General geology of the Midrim Property.

STRUCTURAL GEOLOGY

The Baby segment of the Belleterre-Angliers Greenstone Belt is bounded to the north, east and south by shear zones, and overlain to the west by Proterozoic (Huronian) sedimentary rocks (Figure 3). The south (Moffet) and north shear zones are believed to be reactivated thrust faults developed during emplacement of the Belleterre-Angliers Allochthon. The dominant foliation and stratigraphy in the Baby segment strikes easterly and dips vertically to steeply south.

Facing directions on pillowed flows indicate that the volcanic succession is isoclinally folded and locally overturned, with one or more differentiated gabbro sills being preserved within synclinal cores and removed from anticlinal cores. A homoclinal, north dipping and north facing succession extends from Patry to south of Alotta, while stratigraphy dips and faces south at Lac Croche.

The geological mapping, drilling and surface lineaments have indicated a number of sets of faults throughout the area:

1. Axial plane parallel faults and shears developed during northerly compression (D1 deformation). The faults/shears generally trend easterly to west-northwestly and dip steeply. They are commonly occupied by late QFP dykes.

2. North-northwest trending structures such as at Lac Long in the eastern part of the Angliers map area. This structure appears to dip moderately to the west. Additional structures of this type are present in the Alotta area and Delphi-Patry area where they appear to join with type 1 structures to trend more west-northwest. This trend is quite noticeable as topographic lineaments on maps and air photos. This is also the trend of a set of regional structures extending west to at least Sudbury and lying north of the Grenville Front.

3. Northeast to north-northeast trending structures. The major fault of this type is the Moffet Shear Zone, which appears to be part of a major regional structure. These faults show both dextral and sinistral offsets. Structures with this trend are present in the following areas:

    a. Alotta: 020°, 040° and 060° with dextral offset;

    b. Midrim: 040° with dextral offset;

    c. Lac Croche: 020-030° with dextral offset;

    d. Delphi: 035° with sinistral offset;

    e. SE Grid: 045-055° Moffet and parallel shear zones with sinistral offset.

    The faults with a 040° trend with a dextral movement offset mineralization at Midrim.

4. Northerly structures. These are well-developed in a corridor through the Midrim-Lac Croche area where they host late diabase dykes. Another corridor of this type is considered to be present in the western part of the area and is noticeable as lineaments in both the Angliers and Alotta grid areas. Also, massive Ni-Cu-PGM mineralization is hosted in west-dipping, northerly striking structures at Alotta.

SEQUENCE OF EVENTS

The following is a synopsis of the geological events in the Project area:

1. Extrusion of massive and pillowed basalt flows.

2. Deposition of intermediate to felsic tuffs, cherts, volcaniclastic sediments and probable epiclastic sediments, possibly in conjunction with 3.

3. Extrusion/intrusion of quartz feldspar porphyry, including volcaniclastic sedimentary facies. This unit occupies much of the area originally defined by Imreh (1978) as undifferentiated trondjhemite porphyry.

4. Intrusion of gabbro sills accompanied by primary Ni-Cu-PGM mineralization.

5. D1 deformation: imbrication of Pontiac accretionary wedge, nappe emplacement, and approximately easterly oriented folding with associated axial planar shearing.

6. the second deformation (D2): emplacement of Lac des Quinzes Gneiss Dome and development of associated northerly structures.

7. D1/D2 regional greenschist facies metamorphism and local chlorite-carbonate alteration accompanied by remobilization of Ni-Cu-sulphide mineralization.

8. Emplacement of quartz feldspar porphyry dykes, mainly in axial planar shear zones and faults.

9. Emplacement of mafic dykes (some may be prior to 8).

10. Emplacement of lamprophyre dykes.

11. Emplacement of diabase dykes.

EXPLORATION MODEL (ITEM 10)

Three types of mineralization are present on the Midrim Property:

1. Primary magmatic sulfide Ni-Cu-PGM mineralization (disseminated to massive) in gabbro,

2. Remobilized hydrothermal Cu-PGM mineralization (sheared sulphide ore),

3. Volcanogenic pyrite mineralization in the tuffs.

Primary Ni-Cu-PGM mineralization includes:

- Massive sulphides containing pyrrhotite-chalcopyrite-pyrite and PGM's, which are locally replaced by pyrite and violarite. For example, drill hole MR-00-05 intersected 1.00 g/t Pt, 2.80 g/t Pd, 2.72% Cu and 2.72% Ni over 12.45 metres. This type of material is present mainly in the Midrim #1 and #5 zones with lesser amounts at Lac Croche.

- Disseminated sulphides with mineralogy similar to the massive sulphides. This facies is present at Midrim and Lac Croche. Porphyroblasts of pyrite locally replace pyrrhotite. This type of material probably surrounds and connects the massive sulphide bodies.

The remobilized mineralization (sheared sulphide ore) occurs as chalcopyrite stringers rich in PGM's, and semi-massive sulphides (e.g., Midrim West Zone). Mineralization localized in shear zones occurs usually as massive to blebby sulphides.

The tuffs southwest of Midrim are locally rich in fine pyrite and resemble the exhalites or tuffites of the Abitibi Belt. These rocks represent stratigraphic horizons marking significant seafloor hydrothermal activity and in some Archaean districts can be traced laterally to volcanogenic massive sulphide (VMS) deposits.

The Midrim exploration model presents a number of unresolved questions. Foremost is the question of whether the sulphides were derived from their immediate host rocks, or from a separate magma

chamber and transported through a conduit to their current location (Voisey's Bay-type model). The massive sulphide mineralization below the Alotta main showing could represent basal magmatic sulphide accumulations produced by gravitational settling of immiscible sulphide blebs from a silicate magma. However, the zone of blebby sulphides located above the massive sulphides is not extensive. Another possibility is suggested by the presence of xenoliths of leucogabbro within the main Alotta gabbro, indicating that the intrusion may be the product of multiple magma pulses. Multiple pulses of magma would result in magma mixing that might produce sulphur saturation.

The relationship between the barren pyrite mineralization in the volcaniclastic sediments and the Ni-Cu-PGM mineralization in the gabbro has not yet been established. However, it is possible that the pyrite in the sediments could represent a source of sulphur assimilated by the gabbro intrusion, helping to drive it to sulphur saturation and producing immiscible sulphides. Another possibility is that the pyrite mineralization within the sediments represents a hydrothermally remobilized component of the mineralization hosted within the gabbro body.

Ni-Cu-PGM mineralization is associated with several gabbro sills emplaced at different stratigraphic levels. It appears that any of the gabbro sills may carry Ni-Cu-PGM mineralization of economic importance. To date, the evidence suggests that in each of the mineralized zones there is probably an initial magmatic sulphide component in the gabbro, which additionally hosts remobilized mineralization superimposed on the original magmatic sulphides. Usually the remobilized mineralization is accompanied by strong to intense chlorite and in some cases carbonate alteration.

MINERALIZATION (ITEM 11)

The Belleterre-Angliers Greenstone Belt consists of komatiites and komatiitic basalts, tholeiitic basalts, calc-alkaline intermediate to felsic volcanics, volcaniclastic sediments and minor banded iron formation. Gabbro bodies have intruded the volcanics at a high structural level, and are associated with significant Cu-Ni-PGM sulphide mineralization. This type of mineralization is found in each of the Baby, Lac des Bois and Belleterre groups (Figure 1). The most significant concentration of these mineral occurrences is located in the Baby Group, and includes the Midrim, Lac Croche, Alotta, Delphi and Patry showings.

MIDRIM

At Midrim, multiple zones of massive to semi-massive and blebby to disseminated sulfides at the base of a differentiated gabbro sill plunge along a 290° azimuth. The plunge steepens from 20° in the east to 45° or more in the west. Aurora began work at Midrim in 2000 with outcrop stripping, ground magnetics, mapping and diamond drilling. This work has defined a number of high-grade sulphide bodies, including the No. 1, No. 5, West and No. 6 zones.

The No. 1 Zone, which has its eastern limit at about L30E, consists of massive sulphides surrounded by a blebby to disseminated halo. Down plunge, 100 metres to the west, the No. 5 Zone contains high-grade massive sulphide mineralization. These two massive sulphide zones are separated by blebby to disseminated sulphides and cross faults. Along trend to the west an additional 60 metres is the West

Zone, where Ni-Cu-PGM mineralization is hosted in shear zones in felsic volcaniclastic units. This remobilized mineralization probably represents the down-plunge extension of the No. 1 - No. 5 zones.

These zones appear to lie on the south limb of a syncline trending at 290° with the north limb being about 100 metres to the north. Recent drilling along the north limb has identified typical Midrim-type blebby to disseminated sulphides with widths and grades of economic interest in the No. 6 Zone.

Midrim mineralization consists mainly of chalcopyrite, pyrrhotite, millerite, violarite, pentlandite and pyrite. Native gold and platinum/palladium minerals (merenskyite, sperrylite) have also been identified in the sulphides.

The mineralization in the No. 1 - No. 5 zones appears to be open down plunge to the west-northwest, but is faulted off or comes to surface 30-50 metres east of the No. 1 Zone. The No. 6 Zone is only partially explored but appears to be open along strike and down dip/plunge.

ALOTTA

Aurora's program at Alotta in January-April 2001 relocated and partially defined the sulfide zone originally drilled in the 1980's. Massive to blebby and disseminated sulfide mineralization appears to be related to a shear zone striking at 290° on the limb of a folded, differentiated gabbro sill. The dominant sulphide minerals are pyrrhotite, chalcopyrite, pentlandite and pyrite.

The Alotta Zone is lens shaped, with a long dimension of at least 60 metres and a maximum width of 15 metres. It dips south at about 45-70°, plunging 10-20° to the west. The bottom 30-40% of the lens is massive sulphide averaging 2-3% Ni+Cu and 1-2 g/t PGM's; this grades up into blebby to disseminated sulphides grading about 1% Ni+Cu plus 1 g/t PGM's.

The Alotta Zone appears to be controlled by the intersection of the shear and the felsic-gabbro contact, with the mineralization being discordant to the contact but occurring in both the gabbro and the footwall felsic units. The trend of the mineralized zone is parallel to the regional plunge and the mineralized shear zone appears to be on the north limb of a 290° trending syncline, with the shear zone parallel to the fold axial plane.

Surface mapping and geophysics have indicated additional possible parallel zones associated with the gabbro sill in this area. The next drilling program is planned to test the down plunge extension of the Alotta Zone plus the parallel targets.

LAC CROCHE

At Lac Croche, details about the mineralization are limited. However, based on work to date it appears to be associated with a thin gabbro no more than a few metres thick and dipping to the west. Although this gabbro disappears into a covered area to the north, there are a number of airborne EM anomalies along this trend, which may represent some continuation of this mineralized unit.

DELPHI, PATRY

At Delphi, Ni-Cu-PGM mineralization is located within an axial planar shear and has probably been remobilized. It is accompanied by intense chlorite and iron carbonate alteration. Borehole geophysics suggests an offhole conductor just above drill hole 42 at the base of the gabbro sill. This target remains to be evaluated. In the Patry showing, massive sulphide as well as stringer and disseminated to blebby Ni-Cu-PGM mineralization is associated with an axial plane parallel shear and the keel of a small syncline occupied by a small gabbro sill plunging to the west. Again as at Delphi this area shows strong chlorite and iron carbonate alteration.

ADJACENT PROPERTIES AND MINERAL BELTS (ITEM 17)

The Lorraine and Lac Kelly deposits are located approximately 30 kilometres southeast of Midrim in the Lac de Bois segment of the Greenstone Belt, while the La Force Deposit is located about 40 kilometres east of Midrim. The Lorraine Deposit was the only significant producer in the belt, with 594,000 tonnes of ore averaging 1.07% Cu and 0.45% Ni milled between 1965 and 1968 (Mineral Bulletin MR198).

EXPLORATION RESULTS (ITEM 12)

SURVEY CONTROL

Geological mapping in the Alotta, Midrim-Lac Croche, Delphi and Southeast areas was done along grid picket lines spaced at 50 to 100 metres and cut during the winter for geophysical surveys. GPS units were also used to assist in locating outcrops. At Midrim, the lines trend 020° and are spaced at 30 metres and 60 metres while at Lac Croche the lines trend 110° and are spaced at 50 metres. The Northeast, Southeast, Zulu (Zullo) and Angliers areas were all mapped using pace and compass lines with outcrops located by GPS readings. Previously stripped areas at the Alotta, Midrim-Lac Croche and Delphi and Patry were mapped in detail using small grids established by chain and compass. Air photos were used to assist in mapping in the Angliers area.

GEOLOGICAL MAPPING AND LITHOGEOCHEMICAL SAMPLING

Geological mapping was carried out generally at a scale of 1:2000, with the Midrim East and Zulu areas being mapped at 1:5000 and detailed mapping at 1:200 and 1:500. A common field legend was used for all the areas and field work was transferred to a series of base maps, which were subsequently digitized for final presentation.

Bedrock lithologies were divided into six groups:

1. volcanic units (rhyolite, dacite and basalt),

2. felsic intrusives (granite, granodiorite, tonalite and syenite),

3. intermediate to mafic intrusions (diorite, gabbro and diabase),

4. ultramafic intrusives (pyroxenite and lamprophyre),

5. quartz and feldspar porphyries (including sedimentary and volcaniclastic facies, volcanics, dykes and plutons),

6. sedimentary rocks (greywacke and mudstone).

During the field work, particular attention was directed toward the gabbroic units as well as the quartz and feldspar porphyries in an attempt to better understand these units and their relationships. The gabbroic units were defined based on their mafic or dark mineral contents (amphiboles, pyroxenes) as follows:

- melagabbro - more than 65% dark minerals;
- gabbros - 65 to 35% dark minerals;
- leucogabbros - less than 35% dark minerals.

As well, different textures were also noted such as ophitic, sub-ophitic and cumulate, which included megacrystic and poikilitic. Using the information available from the gabbros, the facing directions in the basalt as well as the structural and stratigraphic work carried out by Gibson (2001), field crews attempted to delimit the different sills of gabbro as well as their structural setting.

Mapping results for the different grid areas are summarized below.

ANGLIERS

The stratigraphic succession at Angliers is characterized by a series of generally differentiated gabbro sills intruding a sequence of basalts and tuff - sediments. There is a minimum of four tuff horizons with thicknesses varying between 5 and 15 metres. The basalt sequence is generally pillowed and may originally have been in the order of 350 metres thick; however, it is now separated by gabbro sills into a series of units from 10 to 150 metres thick.

Structural analysis shows that the tuffs, basalts and gabbro sills have been folded into a series of F1 antiforms and synforms trending easterly and plunging to the west as a result of D1 deformation. The structural analysis shows that bedding planes (S0) and contacts generally trend easterly and dip vertically to steeply which is also the dominant trend of the fold axial planes and much of the shearing. The dominant foliation S1 is parallel to S0 and would indicate that the folding and the foliation were produced by the D1 deformation.

Stretching lineations L1 are well constrained with a minimum of scatter and show a maximum at 265°/54°.

In the eastern part of the area near Lac Long, a second schistosity S2, produced by the second deformation D2, has an average trend of north/northwest-south/southeast with a dip of 48°W. Two main fault orientations were observed, easterly related to D1 and northerly related to D2.

The D2 deformation is considered to have been the result of emplacement of the Lac Des Quinzes gneiss dome to the east. It produced the strong northerly (S2) foliation in the eastern part of the area and amphibolite grade metamorphism. It probably also refolded the F1 folds.

Lac Long in the eastern part of the area corresponds to a major north-northwest trending fault zone, which was probably in existence through at least some of the earlier Archean with reactivation as a result of the emplacement of the Lac Des Quinzes Gneiss Dome.

No major showings were located during the mapping program however, five outcrop areas showing sulphides and small rusty areas were identified.



Angliers Grid
Midrim-Lac Croche
Grid
Alotta Grid
LAC CROCHE
MIDRIM
ALOTTA
DELPHI
Delphi Grid
PATRY
Northeast Grid
Southeast Grid
Cu, Ni
ZULLO
Zullo Grid
0
1
2
3
4
5 km

Figure 5. Location of grid areas, Midrim Property.

MIDRIM-LAC CROCHE

The stratigraphic succession at Midrim is summarized above (Property Geology Summary). Small poorly differentiated sills of gabbro are emplaced in the quartz feldspar porphyry derived sediments approximately at the transition zone between the sediments and underlying mafic volcanics.

The basalts, tuffs and intruded sills in the southern part of the Property appear to form an easterly trending homoclinal sequence with tops to the north. In the area of the Midrim Main Zone mineralization, the units appear to have been folded into a synform, with the gabbro sill forming the north limb of the syncline, which in turn appears to curve to the north to form a parallel antiform. This suggests a synclinal fold axis trending approximately 290° on or close to the Midrim baseline. There may have been faulting with the north-side up and south through the axial planar region of the synform to produce the present pattern. These structures would have been produced by northerly compression during D1 deformation. This Zone of axial planar shearing was then the site of emplacement of at least two generations of quartz feldspar porphyry dykes, one of which is quartz poor while a younger one is quartz rich. One of these north-dipping shears appears to form the southern limit of the Midrim No. 1 Massive Sulphide Zone.

The stratigraphic succession at Lac Croche is dominated by the quartz feldspar porphyry derived volcaniclastics, however, the presence of basalt in the drill holes at Lac Croche indicates that pillowed basalts lie to the northeast and underlie the main area of quartz feldspar porphyry derived sediments. The gabbro at Lac Croche appears to have been emplaced at approximately the basalt-QFP derived sediment boundary.

The Midrim East area is located to the east and southeast of Lac Croche and includes numerous gabbro bodies that were previously identified by Imreh (1978). Due to their close proximity to the Midrim Main Zone and the Lac Croche areas, these bodies were examined in a reconnaissance fashion during the latter part of the field program. The main units in this area are massive to pillowed basalts, which have been intruded by gabbros. The gabbros examined generally fall into three types; undifferentiated, homogenous gabbros, differentiated non-megacrystic gabbros and differentiated megacrystic gabbros. Preliminary work suggests that in general these gabbros are less well differentiated than those at Angliers, for example, however, additional work will be required to confirm this. If these gabbros are less differentiated, then one possible interpretation is that they have been intruded into a lower part of the overall stratigraphy i.e., the basalt-dominated portion whereas the more differentiated gabbros appear to be higher in the overall sequence. Additional work is required to determine if this is in fact the case.

ALOTTA

At Alotta a relatively simple succession of predominantly mafic flows, many of which are pillowed, and conformable felsic volcaniclastic sediments is present. The Alotta gabbro sill has been emplaced into QFP volcanic derived sediments in the upper part of this sequence.

These units in turn were folded into approximately easterly trending folds by the northerly D1 deformation event. At Alotta, the gabbro sill has been deformed into a syncline trending approximately 290° and plunging in the same direction. Following the deformation the units were intruded by a series of quartz feldspar porphyry dykes and/or sills and/or small stocks. The latest intrusives are lamprophyre and north trending diabase dykes.

Mapped and interpreted fault structures trend northerly, northeast, northwest and north-northwest. Mineralization at Alotta occurs at the base of the differentiated gabbro sill where it is in contact with the quartz feldspar porphyry volcaniclastic sedimentary unit. It occurs on the northern limb of the west-northwest plunging syncline and the mineralization appears to follow the general plunge of the fold structure with some additional influence from west-dipping, northerly faults. Some additional surface mineralization was located at the base of the gabbro in the region of the projected hinge of the synform about 200 metres east of the main Alotta sulphide zone.

DELPHI - PATRY

Geological mapping of the Delphi-Patry grid identified three main units within the stratigraphic column. At the base are at least 900 metres of basalts, which vary from massive to pillowed. These are overlain by quartz feldspar porphyry derived volcaniclastic sediments, which range from thinly bedded tuffs to coarse conglomerate. These units form a north dipping east-northeast trending homoclinal sequence located on the south limb of a synform whose easterly trending axial plane lies in the northern part of the grid area.

Five sill-like gabbro bodies have been identified within the area with three of them occurring within the basal basalts. The fourth gabbro body was intruded at the contact between the mafic volcanics and the overlying quartz feldspar porphyry derived sediments/volcaniclastics with the fifth gabbro forming the core of the west plunging synform in the northern part of the Property.

D1 deformation produced tight folds with axial planes trending easterly to northwest-southeast and dipping steeply to vertically. These folds usually plunge to the west at a moderate to steep angle. Although the effects of D2 are visible to the north, its effects in the Delphi-Patry area are at best subdued. Locally there is a late minor deformation (D3), which produced dextral displacements along small fractures and shears.

On the Delphi - Patry Grid, a 650-metre wide west-northwest to northwest trending structural corridor has been identified. This corridor is more or less centered on the Patry showing and includes the Delphi showing and its associated structures to the north and parallel structures to the south. This corridor trends west-northwest to the southeast and then curves to trend more northwesterly to the west. It is well defined on the airborne magnetic maps by a pronounced magnetic low which crosscuts all of the major magnetic units.

A northeast trending structure, passing more or less through the Patry showing, was identified during the mapping. This structure shows a sinistral offset of approximately 75 metres, and is considered to be parallel to the Moffet Shear Zone to the southeast.

Ni-Cu-PGM sulphide mineralization has been identified both in outcrop and in drill core at both the Delphi and Patry showings in the south-central part of the Grid. Both of these showings are associated with interpreted west-northwest trending axial planar structures produced by the D1 deformation and are accompanied by intense chlorite and carbonate alteration. Mineralization is also present in the northern gabbro.

ZULU (ZULLO)

A limited amount of mapping was carried out in the Zulu showing area in the southern part of the Belleterre Project area. The lithologies present are very similar to those at the Delphi-Patry area with the oldest units being massive to pillowed basalts with interflow cherts and siltstones. These have been intruded by a sill or sills of differentiated gabbro that ranges in composition from gabbro to leucogabbro. The gabbro sill or sills have a total thickness of about 700 metres. All units are cut by late quartz feldspar porphyry dykes which trend west-northwesterly and appear to have been introduced along axial plane parallel shears.

Mineralization at Zulu occurs as chalcopyrite associated with a quartz vein in volcanics, probably associated with an axial plane parallel shear. Due to limited time available, no detailed work was done on the Zulu showing.

Two facing directions were determined from pillow lavas in the area, one to the northwest and one in the central area. In the northwest the pillow tops appear to be to the south with the units dipping north while in the central sector the top appears to be to the north with the units striking northwest and dipping northeast. This combination produces a synclinal antiform with a northwest trending axial plane and plunge. The airborne magnetics also show this antiformal pattern with the nose to the west and with the magnetic highs apparently due to a combination of magnetic basalts and magnetite-rich megacrystic zones within the gabbros.

At the southern limit of the Delphi-Patry Grid the basalt flows show tops to the north with those units trending southwesterly into the Zulu area. If the basalts at Zulu face south then this defines a southwest trending anticlinal axes with the anticline then being refolded at Zulu to produce the synclinal antiform. This introduces an additional complexity into the structure of the area; however, additional mapping is required to determine if this interpretation is correct.

SOUTHEAST-NORTHEAST GRIDS

The Southeast and Northeast grids in the southeastern part of the Project area are underlain predominantly by pillowed basalt flows overlain by volcaniclastic sediments and gabbro sills. A second pillowed basalt covers these sediments in the northern part of the Northeast Grid. The gabbro sills are generally not highly differentiated and are characterized by a uniform texture. In thin section the textures are sub-ophitic to ophitic for the fine to medium grained and poikilitic to sub-ophitic for the coarser grained units. Tonalite dykes possibly associated with the Lac Simard Pluton crosscut the basalts. Lamprophyre and diabase dykes are the youngest units within the grid.

Two deformation events are evident, with the first being D1 deformation, which produced easterly trending folds and a penetrative easterly S1 schistosity parallel to the axial planes. Top indicators suggest the area is crossed by a major easterly trending anticline. The southernmost units in the Southeast Grid area have a pronounced schistosity, which could be related to the Moffet Shear Zone.

The second deformation event is an easterly compression, which produced northerly trending fold axes and an S2 schistosity, which is better developed in the Northeast Grid.

GEOCHEMICAL SURVEYS

ANGLIERS

A test program of soil sampling was carried out on the Angliers Property. B-horizon soil samples were collected along four easterly control lines at 50-metre intervals as soil/swamp conditions permitted. Two hundred and eight samples were collected and analyzed by Swastika Laboratories Ltd. for cobalt, copper and nickel by aqua regia digestion and atomic absorption.

Evaluation of the soil sample results indicated 13 areas containing anomalies in cobalt and/or copper and/or nickel. Detailed sampling in the indicated thirteen areas in conjunction with mapping is required to determine the economic significance of these preliminary results.

DELPHI

A program of geochemical soil sampling was undertaken in June, 2001 on the Delphi Grid with samples being taken at 100-metre intervals along lines spaced at 100 metres. At each station samples of two horizons of soil were taken, humus and B-horizon. The sampling has produced anomalies in copper and nickel, which in some cases are associated with known mineralization. Other areas of anomalous values have also been indicated and additional work is required to evaluate these areas.

Copper in humus shows pronounced anomalies trending south-southwest and west-southwest, which reflects two of the glacial transport directions indicated by measured striae. In contrast, the nickel in humus values are more limited in area and show limited trends to the south-southwest as well as to the south.

In comparison, the B-horizon samples are limited in extent and have a more circular to amoeboid shape. The anomalous B-horizon samples appear to show a north-northwest trend, which may be a bedrock structural feature.

The values in copper are higher and more extensive in the humus in comparison to the B-horizon values. The nickel results are similar but there are some small additional nickel anomalies in the humus sample that are not present in the B-horizon samples.

The Delphi and Patry showings are located within 100 metres of anomalies in copper and nickel in the B-horizon samples. By contrast, if the position of the showings is compared with the results of the copper-nickel values in the humus, the Patry showing is located over 100 metres from the anomalous values. At Delphi, a train of elevated copper in humus trends toward the southwest from the outcrop, while at the Patry showing, elevated values on lines 5+00E and 7+00E from 1,300 to 1,500 metres south occur 100 to 200 metres south of the showing. The B-horizon samples yielded anomalous values in both Cu and Ni that are more closely tied to the known showings.

Four new exploration targets have been indicated on the Delphi Grid:

1. line 8+00E at 1,400 to 1,600 metres south,

2. line 1+00E to 2+00E and 1,200 to 1,400 metres south,

3. line 2+00E to 4+00E and 200 to 400 metres south and,

4. 7+00E to 9+00E and 300 to 500 metres south.

The first zone of interest is located just south of the Grid in the gabbro, which continues to the Zulu showing. The second target is situated west of the first target close to a sill of fine-grained gabbro, which extends possibly west of line 0. The third zone of interest is located in a gabbro where an old drill hole (G.B. Paige for Adcura, 1975-76) had returned anomalous copper and nickel values. The fourth target area is indicated only by copper in humus values but coincides with a MEGATEM airborne anomaly and the base of a gabbro sill where it forms a west-plunging syncline. It should be noted that two copper anomalies are present close to tuff-hosted stratiform mineralization on line 10+00E.

GEOPHYSICAL SURVEYS

Geophysical surveys completed to date on the Midrim properties include airborne magnetics and electromagnetics, ground magnetics and IP, mise à la masse, downhole IP, and MEGATEM II.

A helicopter-borne electromagnetic (EM) and magnetic survey was carried out by AeroQuest Limited over the Midrim Property in November, 2000, using an AeroTEM six channel time domain EM system and a high sensitivity cesium vapour magnetometre. A total of 1191.1 line kilometres of data were collected. The survey was flown at 50, 100 and 200-metre line spacings. The magnetic survey indicated a number of magnetic anomalies interpreted to represent gabbro sill complexes and a number of regional structural features. Two EM conductors on adjacent lines are coincident with the Alotta mineralized zone. The main Midrim zone corresponded to a 3 channel EM anomaly on one line. The Lac Croche, Patry and Delphi showings did not produce EM anomalies. One airborne conductor and two areas of elevated magnetics, possibly representing gabbro sills, were identified in the Southeast-Northeast area.

JVX Ltd. conducted Time-Domain Spectral Induced Polarization and magnetometre surveys on several grids in 2001, using a Scintrex IPC-7/2.5 kW transmitter and Scintrex IPR-12 receiver and a pole-dipole array for the IP, and a Scintrex ENVIMAG proton precession magnetometre. Survey specifications are as follows:

- Midrim - 12 lines were surveyed (30 and 60 metre line spacings) with 12.5 metre stations for the IP survey. Total survey coverage was 9.475 kilometres. For the magnetic survey, 28 lines, 2 tielines and 1 baseline were surveyed at 12.5-metre station spacings. Total coverage was 21.495 kilometres. Nine high priority magnetic and/or chargeability (high) targets were delineated.

- Alotta - 24 lines were surveyed (50 and 100 metre line spacings) with 25-metre stations for the IP survey and 12.5-metre stations for the magnetic survey. Total survey coverage was 26.974 kilometres (IP) and 29.175 kilometres (magnetics). The survey showed that the main Alotta zone is associated with strong chargeabilities with low resistivities and moderate magnetics. Nine high priority chargeability and/or magnetic targets were defined.

- Alotta North - 14 lines were surveyed (50 and 100 metre line spacings) with the same station spacings. Total survey coverage was 12.75 kilometres (IP) and 12.425 kilometres (magnetics). Five high priority chargeability and/or magnetic targets were defined.

- Delphi - 11 lines were surveyed (100 metre line spacings) with the same station spacings. Total survey coverage was 16.425 kilometres (IP) and 18.475 kilometres (magnetics). Seven high priority chargeability and/or magnetic targets were defined; two of these corresponded well with the Alotta model.

- Southeast - 11 lines were surveyed (100 metre line spacings) with the same station spacings. Total survey coverage was 11.05 kilometres (IP) and 12.0 kilometres (magnetics). Two high to very high priority magnetic and/or chargeability (high) targets were delineated.

JVX also carried out borehole geophysical surveys at Midrim in 2000. Borehole IP/resistivity was done on two drill holes (6 and 8) using a Huntec M-4 2.5 kW transmitter and Scintrex IPR-12 receiver, a surface pole-dipole and downhole pole-dipole and cross-hole array, and a 50-foot electrode spacing. In addition, Time-Domain Electromagnetics was preformed on 9 drill holes (1, 3, 5, 6, 7, 9, 10, 11, and 14) using a Protem 57 transmitter and Protem 37 receiver. The surveys located strong in-hole conductors in well-mineralized drill holes 1 and 5, and weak off-hole conductors in drill holes 3, 6, 7, 8 and 14.

Additional downhole IP and Mise-à-la-masse surveys were conducted by JVX in July-August 2001 at Midrim (drill holes 11, 52 and 77), Alotta (surface Mise-à-la-masse near drill hole 33), Delphi (drill holes 42, 43, and 47) and Patry (drill holes 36-40). At Delphi, borehole IP indicated an off-hole conductive zone at the bottom of BT-01-42, below the Delphi surface showing. This remains to be tested. At Patry, borehole geophysics indicated that the mineralization in drill holes BT-01-36 and BT-01-40 was connected and that the mineralization was trending about 290° and plunging in the same direction

Between August 15-18, 2001, a MEGATEM® II EM and magnetic survey was flown over the Midrim, Belleterre, Geoffroy and Angliers project areas by Fugro Airborne Surveys on behalf of Aurora Platinum Corp. A total of 1015.5 line kilometres of data was collected at 150 metre line spacings. Survey data was processed in the Fugro Airborne Surveys office in Ottawa, Ontario and presented as a series of 1:20,000 scale maps of total magnetic intensity, magnetic vertical gradient, EM anomalies, calculated apparent conductance, B-field x-coil channels 10 and 20, and calculated decay constant, plus multi-channel profiles and digital archives of all profile and grid data. The Fugro survey provided enhanced resolution of magnetic and associated features including possible mafic sill complexes and fault traces, as well as a number of multi-channel subsurface EM anomalies.

A total of 17 Priority I and II conductors associated with northwest-southeast structures are interpreted from this survey. In addition, an extensive flat lying deep conductor with dimensions of 4,000 metres in strike length and 1,000 metres in width was interpreted from the MEGATEM airborne data (the "Geoffroy Anomaly"). This massive conductor lies along the main northwest structure, which controls mineralization at Alotta, Midrim and Lac Croche. This feature could be interpreted as a potential feeder system to the extensive gabbro sills in the region. A recent gravity survey was completed over this anomaly by Aurora under the supervision of L.D.S. Winter. A 2.5 kilometre northerly base line with eleven 2.6 kilometre cross lines spaced at 200 metre intervals with stations every 200 metres was surveyed over the Geoffroy Anomaly. A 2-mgal gravity anomaly is associated with the EM conductive body in the Geoffroy Anomaly.

DRILLING (ITEM 13)

Aurora completed 16,075 metres of diamond drilling on the Midrim properties in 2000-2001. Drilling was contracted to Bradley Frères Ltée., Rouyn-Noranda, Quebec. The NQ size core was logged and sampled at the Aurora logging facility in Laverlochère, Quebec. The samples were shipped to Les Laboratoires XRAL Ltée., Rouyn-Noranda, Quebec. The core is presently stored at the Aurora Platinum Corp. logging facility in Laverlochère, Quebec. All drill information has been entered into DHLogger, a computerized drill data management system.

Positive results from the drill programs at Midrim and Alotta are shown in Tables 1 and 2.

Table 1: Diamond drill hole intersections, 2000-2001 drilling, Midrim.

Hole No.	From	To	Interval	Pt	Pd	Pt+Pd	Cu	Ni	Co
	(m)	(m)	(m)	g/t	g/t	g/t	%	%	%
MR-00-01	8.39	35.19	26.80	0.75	1.40	2.15	2.32	1.45	0.06
Including	15.50	35.19	19.69	0.97	1.77	2.74	2.99	1.85	0.07
MR-00-02	28.00	50.17	22.17	0.17	0.42	0.59	0.64	0.44	0.02

Hole No.	From	To	Interval	Pt	Pd	Pt+Pd	Cu	Ni	Co
	(m)	(m)	(m)	g/t	g/t	g/t	%	%	%
Including	32.75	39.44	6.69	0.22	0.51	0.73	1.18	0.85	0.03
MR-00-03	12.00	18.40	6.40	0.29	0.73	1.02	0.73	0.46	0.02
	26.22	59.00	32.78	0.16	0.42	0.58	0.50	0.29	0.02
MR-00-05	28.22	69.60	41.38	0.67	2.14	2.81	1.92	1.81	0.06
Including	57.15	69.60	12.45	1.00	2.80	3.80	2.72	2.72	0.07
MR-00-07	88.60	103.70	15.10	0.23	0.61	0.84	0.56	0.39	0.02
MR-00-08	36.60	38.30	1.70	0.30	1.27	1.57	0.72	0.53	0.02
	51.00	52.00	1.00	0.40	1.37	1.77	0.51	0.85	0.03
MR-00-11	23.05	50.15	27.10	0.22	0.57	0.79	0.61	0.43	0.02
Including	44.55	50.15	5.60	0.64	1.36	2.00	1.70	1.09	0.03
MR-01-17	0.00	19.35	19.35	0.39	1.15	1.54	1.29	1.33	0.04
MR-01-24	45.75	49.50	3.75	0.53	1.68	2.21	0.70	0.89	0.01
MR-01-25	49.98	57.00	7.02	0.62	1.76	2.38	1.58	1.45	0.04
	64.27	78.27	14.00	0.80	2.20	3.00	2.22	1.84	0.05
MR-01-28	54.50	60.00	5.50	0.54	1.70	2.24	1.25	1.58	0.05
MR-01-29	3.00	36.45	33.45	0.40	1.25	1.65	1.42	0.98	0.04
Including	17.60	36.45	18.85	0.55	1.88	2.43	2.11	1.49	0.05
MR-01-30	10.90	18.00	7.10	0.66	1.86	2.52	2.15	1.06	0.04
MR-01-32	28.35	39.35	11.00	0.23	0.66	0.89	0.65	0.48	0.02
MR-01-33	33.00	48.15	15.15	0.20	0.61	0.81	0.58	0.38	0.02
MR-01-34	33.00	41.00	8.00	0.24	0.68	0.92	0.43	0.35	0.02
	44.00	52.17	8.17	0.12	0.41	0.53	0.60	0.43	0.03
	80.32	84.32	4.00	0.14	0.41	0.55	0.44	0.26	0.02
MR-01-37	46.00	52.60	6.60	0.76	1.89	2.65	3.64	4.29	0.09
Including	49.00	52.60	3.60	0.70	2.68	3.38	6.30	7.26	0.12
MR-01-38	42.98	56.00	13.02	0.78	2.14	2.92	2.52	1.37	0.06
MR-01-39	23.00	25.00	2.00	0.55	1.80	2.35	0.56	0.82	0.03
MR-01-40	62.80	66.80	4.00	0.40	1.10	1.50	0.93	0.60	0.03
MR-01-46	124.00	136.00	12.00	0.50	1.38	1.88	1.28	0.94	0.04
MR-01-52	25.00	31.00	6.00	0.35	1.20	1.55	1.06	0.80	0.04
	34.20	39.25	5.05	0.27	0.68	0.95	0.96	0.42	0.02
	42.52	44.00	1.48	1.11	3.30	4.41	1.78	2.84	0.13
MR-01-53	111.00	117.70	6.70	0.53	1.90	2.43	1.56	1.10	0.10
MR-01-55	39.00	45.00	6.00	0.45	1.40	1.85	1.34	1.06	0.04
MR-01-57	102.00	107.00	5.00	0.27	0.50	0.77	0.97	0.42	0.02
	110.00	112.00	2.00	1.80	3.20	5.00	2.68	1.84	0.12
MR-01-58	88.00	94.30	6.30	0.48	1.38	1.86	1.60	1.04	0.04
MR-01-59	109.10	112.52	3.42	0.34	1.20	1.54	1.02	0.75	0.03

Table 2: Diamond drill hole intersections, 2000-2001 drilling, Alotta.

Hole No.	From	To	Interval	Pt	Pd	Pt+Pd	Cu	Ni	Co
	(m)	(m)	(m)	g/t	g/t	g/t	%	%	%
BT-01-05	50.00	75.00	25.00	0.17	0.68	0.85	0.94	0.78	0.04
Including	50.75	60.42	9.67	0.29	1.35	1.64	1.62	1.61	0.07
BT-01-06	7.00	12.00	5.00	0.18	0.56	0.74	0.66	0.47	0.03
BT-01-07	52.00	80.00	28.00	0.25	1.05	1.30	1.33	1.29	0.05
Including	53.40	65.00	11.60	0.30	1.6	1.93	2.17	2.00	0.06
Including	73.20	78.00	4.80	0.36	1.52	1.88	1.58	2.31	0.10
BT-01-10	71.00	74.55	3.55	0.15	0.48	0.63	1.68	0.52	0.08
BT-01-11	19.70	27.00	7.30	0.21	0.60	0.81	0.80	0.71	0.06
BT-01-12	26.00	29.25	3.25	0.34	1.70	2.04	1.93	1.40	0.06
BT-01-13	20.25	25.00	4.75	0.22	0.82	1.04	0.81	1.12	0.03
BT-01-14	19.80	26.00	6.20	0.25	0.75	1.00	0.70	0.42	0.02
BT-01-15	77.80	79.60	1.80	1.10	0.90	2.00	6.30	0.30	0.02
BT-01-17	40.30	44.30	4.00	0.27	1.16	1.43	1.48	1.44	0.12
BT-01-18	25.00	28.35	3.35	0.95	2.14	3.09	6.70	0.21	0.05
Including	25.00	26.00	1.00	1.55	5.51	7.06	20.5	0.75	0.06
BT-01-19	36.80	57.80	21.00	0.50	1.50	2.00	2.14	2.00	0.11
	73.25	75.25	2.00	0.58	1.54	2.12	1.82	2.40	0.12
BT-01-32	54.25	67.35	13.10	0.36	1.76	2.13	1.01	1.54	0.13
	72.15	86.05	13.90	0.71	1.79	2.50	2.36	2.13	0.10
	92.30	103.30	11.00	0.53	1.77	2.30	2.85	2.33	0.09
BT-01-33	59.90	72.70	12.80	0.58	1.63	2.21	1.37	2.59	0.13
	104.25	105.20	0.95	0.52	2.25	2.77	2.54	3.06	0.16
BT-01-35	73.65	86.35	12.70	0.26	1.53	1.79	1.60	1.95	0.11


5259500 mN
632500 mE
633000 mE
5259000 mN
MR-01-71
MR-01-66
MR-01-60
MR-01-67
MR-01-69
MR-01-59
MR-01-44
MR-01-70
MR-01-53
MR-01-72
MR-01-27
MR-01-76
MR-01-77
MR-01-78
MR-00-14
MR-00-16
MR-01-74
MR-00-15
MR-01-26
MR-01-28
MR-00-06
MR-00-08
MR-00-10
MR-01-47
MR-01-48
MR-01-17
MR-00-07
MR-01-19
MR-01-18
MR-01-49
MR-00-09
MR-00-04
MR-01-42
MR-01-43

Figure 6: Location of diamond drill holes, Midrim area.

MIDRIM – LAC CROCHE

Within the Midrim Project, a three-stage drilling program was carried out between September 15, 2000 and June 23, 2001. During the three stages 77 drill holes were completed for a total of 9,331 metres. The first stage of drilling took place between September 15, 2000 and October 25, 2000 with the main focus of the drilling being the previously identified Midrim and Lac Croche Ni-Cu sulphide zones. A total of 13 holes varying in length between 62 and 328 metres were drilled at Midrim. An additional 3 holes were drilled in the Lac Croche area with a total of 2,503 metres being drilling in the program.

During the second stage of drilling in January, February and March 2001, 43 holes totaling 4,900 metres were drilled in the Midrim and Lac Croche areas. This work was focused on further defining the Midrim and Lac Croche zones, the Midrim West Zone, the No. 6 Zone as well as testing magnetic and IP chargeability anomalies south and west of the main area of Midrim mineralization.

The third phase of drilling in May and June 2001 was devoted to drilling in the No. 6 Zone area and to testing airborne electromagnetic (AEM) conductors, magnetic anomalies and IP chargeability anomalies in the Southeast-Northeast Grid area in the southeastern part of the Midrim Project. In the No. 6 Zone area 12 holes were drilling totaling 1,928 metres, while in the Southeast-Northeast Grid 6 holes for a total of 800 metres were completed.

The drilling program confirmed the presence of Ni-Cu mineralization of economic interest in the Midrim Zone over a strike length of approximately 125 metres and for about 65 metres down-plunge to the west (290°). The Zone occurs in a gabbro sill, which dips south and strikes at approximately 290°. The Zone is terminated to the south by a west-striking and steeply north-dipping fault, which is considered to be an axial plane parallel shear related to the main D1 deformation. A longitudinal section shows the Midrim Zone plunging at 15°, increasing to 45° to the west-northwest and open down-plunge. Mineralization consists of massive to semi-massive to blebby to disseminated to foliation-controlled stringer types. The main sulphide minerals are pyrrhotite, chalcopyrite, pentlandite, pyrite, with lesser amounts of violarite and millerite. Commonly strong chlorite alteration is associated with the mineralization.

In the Midrim West Zone, west of the Main Zone, Ni-Cu sulphide mineralization carrying PGM minerals was intersected in shear zones that are considered to be axial plane parallel and related to the main D1 deformation. This area overlies the down-plunge projection of the Midrim Main Zone and the shear-hosted mineralization may represent sulphides remobilized from this area.

Approximately 100 metres north of the Midrim Main Zone is the No. 6 Zone, named after the No. 6 drill hole, which first intersected this mineralization. To date, work on the No. 6 Zone suggests it is hosted by a west trending (290°) and south-dipping gabbro sill with mineralization plunging to the west. Due to the apparent complexity suggested by the drilling there may be mineralized structures (030°) offsetting the mineralization. Mineralization has been intersected over a strike length of about 100 metres and down-dip for about 50 metres and with widths in the 5 - 10 metre range.

At Lac Croche, mineralization is associated with a small gabbro sill trending northerly and dipping west at about 60° . The lower 10-12 metres of the gabbro are mineralized with blebby to disseminated sulphides with a massive sulphide zone in the order of 1 metre thick at the base. Geophysics indicates that the zone is open down-dip and along strike to the north.


633500 mE
634000 mE
5259500 mN
5259000 mN
MR-01-50
MR-01-51
MR-00-11
MR-01-52
MR-00-12
MR00-13

Figure 7: Location of diamond drill holes, Lac Croche area.

ALOTTA

A two-stage drilling program was carried out between February 1, 2001 and June 23, 2001. A total of 35 drill holes totaling 4,040 metres were completed on the Alotta Zone. The first stage of drilling took place between February 1, 2001 and March 31, 2001 on the Ni-Cu sulphide mineralization on the south shore of Petit Lac Long. A total of 29 holes varying in length between 80 and 200 metres were drilled in this area. An additional 6 holes were drilled outside this immediate area testing IP / magnetic targets considered to be of interest.

The drilling program confirmed the presence of Ni-Cu mineralization of economic interest in the Alotta Zone over a strike length of approximately 40 metres and for about 65 metres down-dip. The Zone occurs mainly in the north limb of a gabbro sill and in general trends parallel to the gabbro contact at approximately 290°. The Zone is terminated to the east by north-striking and steeply west-dipping faults which themselves are mineralized with massive Ni-Cu sulphides. It is considered that the Zone is plunging/dipping to the west-northwest and is open down-plunge and down-dip below drill holes BT-01-35 and BT-01-20.

Two holes were drilled west of the main Alotta Zone and four holes were drilled south of the main Alotta Zone testing IP chargeability anomalies / magnetic anomalies, however, no Ni-Cu mineralization of significance was encountered in any of these holes.


5259000 mN
631000 mE
631500 mE
BT-01-24
BT-01-25
BT-01-23
BT-01-35
5258500 mN

Figure 8: Location of diamond drill holes, Alotta area.

DELPHI AND PATRY

Mineralization at the Delphi and Patry showings, approximately 2,500 metres south of the Alotta Zone, was tested in June 2001 by a diamond drilling program of 11 holes totaling 1,652 metres, including 5 at Delphi and 6 at Patry.

The Delphi showing consists of Ni-Cu-PGM mineralization associated with an easterly trending vertically dipping shear zone. Four holes, BT-01-41, -42, -43 and -47 were drilled from south to north under this zone and its extensions to the west and east. No mineralization of economic significance was intersected although anomalous values in sheared and strongly altered gabbro were obtained.

The Patry drilling was designed to test the down-dip extension of disseminated to blebby sulphides (pyrite-pyrrhotite-chalcopyrite-pentlandite) in a strongly chloritized and carbonatized gabbro and an associated shear zone. Hole BT-01-36 intersected 1.45 metres of massive pyrrhotite, pentlandite and

chalcopyrite from 51.55 to 53.00 metres within the shear zone. A second hole BT-01-40, drilled parallel to BT-01-36 and 30 metres to the west, intersected 19 metres of mineralization averaging 1.38% combined Ni-Cu from 79.30 to 98.45 metres. The mineralization in these two holes is considered to be a continuous zone plunging about 40° at 290°. Additional drilling in the next phase would test the down-plunge extension of this mineralization.



5256500 mN
632000 mE
632500 mE
633000 mE
BT01-48
BT01-41
BT01-42
BT01-47
BT01-43
5256000 mN
BT01-49
BT01-40
BT01-36
BT01-37
BT01-39
BT01-38

Figure 9: Location of diamond drill holes, Delphi and Patry areas.

KIMBERLITE TARGET

The airborne magnetic surveys carried out by Aurora indicated a small, discrete, circular negative magnetic anomaly at 633310E, 5254430N. This feature is located at the intersection of three regional structures and was interpreted to be a kimberlite. Three holes BT-01-44, -45 and -46, totaling 262 m, were drilled into this target. Kimberlite-type material was intersected and sampled. The samples were sent to Overburden Drilling Management Ltd., Kanata, Ontario for processing for kimberlite indicator minerals. A review of the sample by Overburden Drilling suggested that it was probably an alnoite and not diamond-bearing and the test work produced mainly spinels from the heavy mineral fractions. Logging of the core showed that the kimberlite-type material contained mainly crustal volcanic and sedimentary fragments in a tuffaceous matrix suggesting the body had come from a shallow source above the diamond stability field.

SOUTHEAST-NORTHEAST

Drilling in the Southeast-Northeast Grid area consisted of 6 holes, MR-01-61 to MR-01-66, for a total of 790 metres, which were drilled to test airborne EM anomaly and IP-magnetic anomalies. No mineralization of economic interest was intersected.

STATEMENT OF IDENTIFICATION OF PERSONS (ISSUER OR CONTRACTOR) CONDUCTING THE SURVEYS

Aurora is operator of the exploration program conducted on the Midrim Property and has utilized contractors to supervise the various phase of the program. The geological mapping, geochemical sampling, geophysical surveying and diamond drill programs on the Angliers, Geoffroy and Belleterre projects were supervised by L.D.S. Winter, P.Geo. Laurent Hallé, B.Sc., registered geologist (OGQ - Quebec) supervised the Midrim Drill Program. Senior student field geologists prepared the initial field reports and maps under the supervision of L.D.S. Winter, who compiled all exploration data referenced in this report. Bradley Brothers performed contract diamond drilling, JVX Ltd. performed contract ground and borehole geophysical surveys and AeroQuest Limited and Fugro Airborne Surveys conducted airborne geophysical surveys for the Company.

QUALITY ASSURANCE AND CONTROLS

SAMPLING METHODOLOGY AND RELIABILITY (ITEM 14)

For the Midrim Drill Program, all the core was logged, and zones of mineralization were sampled, with most sample lengths being 1.0 metres. However, as geological conditions dictated a few shorter sample lengths were taken and some longer ones up to 1.5 metres were also taken. The core was split longitudinally either using a core splitter (mainly for lower grade mineralization) or a diamond saw (massive sulphide mineralization). The remaining half of the core is stored at the office/core storage facility in Laverlochère.

SAMPLE PREPARATION, ANALYTICAL PROCEDURES AND SECURITY (ITEM 15)

Aurora has a quality control program in place to ensure best practice in the sampling and analysis of the drill core. The material from each sample was placed in a new plastic bag and then sealed after which, depending on sample size, 30 samples +/- were placed in a larger rice bag that in turn was sealed. Aurora personnel transported the samples to Les Laboratoires XRAL (a division of the SGS Group), Rouyn-Noranda, Quebec. The laboratory is preparing for ISO 17025 certification and has participated successfully for the last two years in the CANMET PTP_MAL round robin program.

Samples are dried if necessary and crushed to 90% passing minus 10 mesh at XRAL's sample preparation facility. Crusher rejects are stored at the laboratory and a subsample of approximately 300 g is riffled and pulverized to 90% passing minus 200 mesh. Gold, platinum and palladium are analyzed by Fire Assay with a DCP finish. A gravimetric assay is done for gold values greater than 1000 ppb.

Silver, copper, nickel and cobalt are determined by an atomic absorption finish after total digestion of the sample.

In addition to the laboratory's internal analysis of accuracy and precision, Aurora submits its own standards for analysis of accuracy of the results and from time to time pulp duplicates to a second lab for analysis of precision.

DATA CORROBORATION STATEMENT (ITEM 16)

The author visited the properties and is satisfied that the geological controls, accuracy of surveying of drill collars and downhole orientation, the sampling methods and procedures and the chain of custody met with the standards for best practice. Aurora is using a reputable, certified lab for their analysis and the analytical methods used for the Project meets with industry standards.

In the author's opinion, adequate quality control procedures are in place for the stage of the Project. As the Project advances to a resource development stage, further quality control procedures such as more frequent azimuth dip tests, more frequent insertion of blanks and standards, analysis of pulp duplicates at different labs to detect analytical precision and analysis of field duplicates to confirm sampling and analytical precision is recommended.

In the opinion of the author, the computerized data management system utilized by Aurora is of the highest standards. The information is well organized, is backed up on a regular basis and produces high quality geological logs, sections and three-dimensional drawings.

MINERAL PROCESSING AND METALLURGICAL TESTING (ITEM 18)

No metallurgical tests have been undertaken during the present exploration program.

MINERAL RESOURCE AND RESERVE ESTIMATES (ITEM 19)

No mineral resource calculations have been undertaken during the present exploration program.

OTHER DATA, ADDITIONAL REQUIREMENTS AND ILLUSTRATIONS (ITEMS 20, 25 & 26)

Items 20 and 25 are irrelevant and Item 26 – Illustrations are distributed throughout this report.

CONCLUSIONS AND RECOMMENDATIONS (ITEMS 21 & 22)

Aurora's work to date has demonstrated that an integrated exploration approach utilizing a wide variety of geological modeling, geophysical and geochemical techniques in conjunction with persistent diamond drilling can be successful in delineating ore-grade Cu-Ni-PGM bodies in the Midrim area. Future work will focus on: (1) drilling at Midrim and Alotta to define inferred resources and extending mineralization by targeting previously defined borehole geophysical anomalies and confirmed massive sulphide zones, and (2) discovering new ore zones by drilling selected targets outlined by geological mapping, soil/humus geochemistry and geophysics elsewhere in the Project area.

The immediate goal of the 2002 exploration program is to conduct a drilling program on the known zones of mineralization at Midrim and Alotta and to test new targets identified by the MEGATEM II airborne magnetic/electromagnetic survey on the Geoffroy Anomaly.

Table 3 outlines a proposed Phase 1, 6,000-metre diamond-drilling program recommended and approved by Aurora for 2002. Total cost for this program is anticipated at $727,100.

Table 3: Phase 1 drill program proposed budget.

Diamond Drilling (Midrim, Alotta, Geoffroy Anomaly)		
6,000 metres @ $65 per metre		$390,000
Borehole Geophysics		30,000
Assaying (2,000 samples @$25 per sample)		50,000
Geological and Support Labour (4 months - 2 geologists/2 assistants)		96,000
Other (rental, shipping, transportation, etc.)		35,000
Project Management @ 10 %		60,000
	Subtotal	**$661,000**
	10% Contingency	**66,100**
	Total	**$727,100**

REFERENCES (ITEM 23)

1. Aeroquest Limited, 2000. Airborne Magnetic and Electromagnetic (AEROTEM) Survey and Maps, November 2000.

2. Barnes, S.-J., Couture, J.-F., Sawyer, E.W. and Bouchaib, C., 1993. Nickel-Copper Occurrences in the Belleterre-Angliers Belt of the Pontiac Subprovince and Use of Cu-Pd Ratios in Interpreting Platinum-Group Element Distributions, Econ. Geol., 88, p. 1402-1418.

3. Bradford, J. 2001. Belleterre Project 2001-2002 Exploration Proposal. Report presented to Aurora Platinum Corporation.

4. Beechum, A., 2001. Unpublished drill logs, Aurora Platinum Corp.

5. Calvert, A.J., and Ludden J.N., 1999. Archean Continental Assembly in the Southeastern Superior Province of Canada, Tectonics, Vol. 18, No. 3, p. 412-429.

6. Camiré, G.E., Ludden, J.N., La Flèche, M.R. and Burg, J.P., 1993. Mafic and Ultramafic Amphibolites from the Northwestern Pontiac Subprovince: Chemical Characterization and Implications for Tectonic Setting[1], Can J. Earth Sci. 30, p. 1110-1122.

7. Fugro Airborne Surveys, 2001. Logistics and Processing Report of the Airborne Magnetic and MEGATEM ® II Electromagnetic Multicoil Survey of the Midrim, Belleterre and Angliers Projects near Lac des Quinze, Quebec on Behalf of Aurora Platinum Corporation.

8. Gibson, H., 2001. Midrim Project - Observations, Interpretations and Ideas (July 4 to 17, 2001). Aurora Platinum Corp. unpublished internal report, 17 p.

9. Imreh, 1978. Canton de Baby Township, Geological Report 185 (and maps). Ministère des Richesses Naturelles, Quebec, 81 p.

10. JVX Ltd., 2000. Logistical and Interpretive report on Borehole Geophysical Surveys conducted on the Midrim Prospect, Northwestern Quebec for Aurora Platinum Corp.

11. JVX Ltd., 2001a. Alotta and Alotta North Grids / Midrim Project etc., Vol., I and II.

12. JVX Ltd., 2001b. Delphi Grid / Midrim Project on Spectral IP / Resistivity and Magnetometre Surveys, Report Presented to Aurora Platinum Corporation on May, 2001.

13. JVX Ltd., 2001c. Midrim Grid / Midrim Project etc. on Spectral IP / Resistivity and Magnetometre Surveys, Report Presented to Aurora Platinum Corporation on May, 2001.

14. JVX Ltd., 2001d. Midrim Property, Laverlochère Area, Northern Quebec, Logistical and Interpretive Report on Borehole Geophysical Surveys, October 2001 for Aurora Platinum Corp.

15. JVX Ltd., 2001e. Southeast Grid / Midrim Project, Report on Spectral IP / Resistivity and Magnetometre Surveys, Report Presented to Aurora Platinum Corporation on May, 2001.

16. Mortensen, J.K. and Card, K.D., 1993. U-Pb Age Constraints for the Magmatic and Tectonic Evolution of the Pontiac Subprovince, Quebec[1], Can. J. Earth Sci. 30, p. 1970-1980.

17. Sawyer, E.W. and Barnes, S.-J., 1994. Thrusting, Magmatic Intraplating and Metamorphic Core Complex Development in the Archean Belleterre-Angliers Greenstone Belt, Superior Province, Quebec, Canada. Precambrian Research, 68, p. 183-200.

18. Winter, L.D.S., 2001. Summary report on the geological mapping of the Angliers, Alotta, Midrim, Delphi, Zulu and Southeast / Northeast grids, Angliers, Belleterre and Midrim projects, Western Quebec, Part I - General information. Report Presented to Aurora Platinum Corporation on November, 2001.

19. Winter, L.D.S., 2001. Summary report on the geological mapping of the Angliers, Alotta, Midrim, Delphi, Zulu and Southeast / Northeast grids, Angliers, Belleterre and Midrim projects, Western Quebec, Part II – Angliers area. Report Presented to Aurora Platinum Corporation on November, 2001.

20. Winter, L.D.S., 2001. Summary report on the geological mapping of the Angliers, Alotta, Midrim, Delphi, Zulu and Southeast / Northeast grids, Angliers, Belleterre and Midrim projects, Western Quebec, Part III – Alotta area. Report Presented to Aurora Platinum Corporation on November, 2001.

21. Winter, L.D.S., 2001. Summary report on the geological mapping of the Angliers, Alotta, Midrim, Delphi, Zulu and Southeast / Northeast grids, Angliers, Belleterre and Midrim projects, Western Quebec, Part IV – Delphi – Patry and Zulu areas. Report Presented to Aurora Platinum Corporation on November, 2001.

22. Winter, L.D.S., 2001. Summary report on the geological mapping of the Angliers, Alotta, Midrim, Delphi, Zulu and Southeast / Northeast grids, Angliers, Belleterre and Midrim projects, Western Quebec, Part V – Midrim – Lac Croche area. Report Presented to Aurora Platinum Corporation on November, 2001.

23. Winter, L.D.S., 2001. Summary report on the geological mapping of the Angliers, Alotta, Midrim, Delphi, Zulu and Southeast / Northeast grids, Angliers, Belleterre and Midrim projects, Western Quebec, Part VI – Southeast / Northeast grid areas. Report Presented to Aurora Platinum Corporation on November, 2001.

24. Winter, L.D.S., 2002. Belleterre Project Diamond Drilling Program, Laverlochère area, Quebec. Report Presented to Aurora Platinum Corporation on February, 2002.

25. Winter, L.D.S., 2002. Midrim Project Diamond Drilling Program, Laverlochère area, Quebec. Report Presented to Aurora Platinum Corporation on February, 2002.

CERTIFICATE OF QUALIFICATION

I, Richard James Mazur do hereby certify:

1. that I am a Professional Geoscientist (P.Geo.) residing at 6011 Sunwood Drive, Delta, British Columbia V4E 2Y7,
2. that I graduated from the University of Toronto with a B. Sc. (Geology) degree in 1975 and from Queen's University with a Masters of Business Administration degree in 1985,
3. that I am a member of the Canadian Institute of Mining and Metallurgy (Mineral Economics Society), the Prospectors and Developers Association of Canada, the British Columbia and Yukon Chamber of Mines and a member of the Association of Professional Engineers and Geoscientists of British Columbia (P.Geo.),
4. that I have practiced my profession as an exploration geologist continuously since 1975 on base metal, precious metal, industrial minerals, coal and uranium projects in Canada, the United States, Guyana and the Dominican Republic,
5. that I am an independent Consultant since 1992.
6. that I am a Qualified Person.
7. that I have visited the Midrim Property from June 18 to 20, 2001.
8. that I have relied on information provided on the Midrim Property by L.D.S. Winter, P.Geo. and Laurent Hallé, registered geologist with Ordre des Géologues du Quebec (OGQ),
9. that I have relied on the Company's counsel for the legal status of mineral tenure and environmental liability,
10. that as of the date of this certificate, I am not aware of any material fact or material change with regard to the Property that would make the report misleading,
11. that I have read and understand National Instrument 43-101 and for the purposes of this report, I am not an independent Qualified Person as defined in Section 1.5 of the Instrument.

Signed and Sealed this 17th day of April, 2002 in the City of Vancouver.

____

Richard J. Mazur, P.Geo.

APPENDICES

APPENDIX 1 CLAIMS

Project	Claim Number	Owner	Mining District	Township	Hectares	Recording Date
Angliers	1001800	9034-9473	Rouyn-Noranda	Baby	430	09-Feb-01
Angliers	1001801	9034-9473	Rouyn-Noranda	Baby	44	09-Feb-01
Angliers	1001802	9034-9473	Rouyn-Noranda	Baby	43	09-Feb-01
Angliers	1001803	9034-9473	Rouyn-Noranda	Baby	44	09-Feb-01
Angliers	1001804	9034-9473	Rouyn-Noranda	Baby	44	09-Feb-01
Angliers	1001805	9034-9473	Rouyn-Noranda	Baby	38	09-Feb-01
Angliers	1001806	9034-9473	Rouyn-Noranda	Baby	38	09-Feb-01
Angliers	1001807	9034-9473	Rouyn-Noranda	Baby	38	09-Feb-01
Angliers	1001808	9034-9473	Rouyn-Noranda	Baby	39	09-Feb-01
Angliers	1001809	9034-9473	Rouyn-Noranda	Baby	39	09-Feb-01
Angliers	1001810	9043-9473	Rouyn-Noranda	Baby	39	09-Feb-01
Angliers	1001811	9034-9473	Rouyn-Noranda	Baby	45	09-Feb-01
Angliers	1001812	9034-9473	Rouyn-Noranda	Baby	45	09-Feb-01
Angliers	1001813	9034-9473	Rouyn-Noranda	Baby	45	09-Feb-01
Angliers	1001814	9034-9473	Rouyn-Noranda	Baby	45	09-Feb-01
Angliers	1001815	9034-9473	Rouyn-Noranda	Baby	45	09-Feb-01
Angliers	1001816	9034-9473	Rouyn_noranda	Baby	46	09-Feb-01
Angliers	1001817	9034-9473	Rouyn-Noranda	Baby	46	09-Feb-01
Angliers	5259912	9034-9473 Quebec	Rouyn-Noranda	Baby	40	07-Dec-00
Angliers	5259913	9034-9473 Quebec	Rouyn-Noranda	Baby	40	07-Dec-00
Angliers	5259914	9034-9473 Quebec	Rouyn-Noranda	Baby	40	07-Dec-00
Angliers	5259915	9034-9473 Quebec	Rouyn-Noranda	Baby	40	07-Dec-00
Angliers	5259916	9034-9473 Quebec	Rouyn-Noranda	Baby	40	07-Dec-00
Angliers	5259917	9034-9473 Quebec	Rouyn-Noranda	Baby	40	07-Dec-00
Angliers	5259918	9034-9473 Quebec	Rouyn-Noranda	Baby	37	07-Dec-00
Angliers	5259919	9034-9473 Quebec	Rouyn-Noranda	Baby	43	07-Dec-00
Angliers	5259920	9034-9473 Quebec	Rouyn-Noranda	Baby	43	07-Dec-00
Angliers	5259921	9034-9473 Quebec	Rouyn-Noranda	Baby	43	07-Dec-00
Angliers	5259922	9034-9473 Quebec	Rouyn-Noranda	Baby	43	07-Dec-00
Angliers	5259923	9034-9473 Quebec	Rouyn-Noranda	Baby	43	07-Dec-00
Angliers	5259924	9034-9473 Quebec	Rouyn-Noranda	Baby	34	07-Dec-00
Angliers	5259925	9034-9473 Quebec	Rouyn-Noranda	Baby	37	07-Dec-00
Angliers	5259926	9034-9473 Quebec	Rouyn-Noranda	Baby	37	07-Dec-00
Angliers	5259927	9034-9473 Quebec	Rouyn-Noranda	Baby	37	07-Dec-00
Angliers	5259928	9034-9473 Quebec	Rouyn-Noranda	Baby	37	07-Dec-00
Angliers	5259929	9034-9473 Quebec	Rouyn-Noranda	Baby	37	07-Dec-00
Angliers	5259930	9034-9473 Quebec	Rouyn-Noranda	Baby	37	07-Dec-00
Angliers	5259931	9034-9473 Quebec	Rouyn-Noranda	Baby	40	07-Dec-00

Project	Claim Number	Owner	Mining District	Township	Hectares	Recording Date
Angliers	5259932	9034-9473 Quebec	Rouyn-Noranda	Baby	40	07-Dec-00
Angliers	5259933	9034-9473 Quebec	Rouyn-Noranda	Baby	40	07-Dec-00
Angliers	5259934	9034-9473 Quebec	Rouyn-Noranda	Baby	40	07-Dec-00
Angliers	5259935	9034-9473 Quebec	Rouyn-Noranda	Baby	40	07-Dec-00
Angliers	5259936	9034-9473 Quebec	Rouyn-Noranda	Baby	40	07-Dec-00
Angliers	5259937	9034-9473 Quebec	Rouyn-Noranda	Baby	40	07-Dec-00
Angliers	5259938	9034-9473 Quebec	Rouyn-Noranda	Baby	40	07-Dec-00
Angliers	5259939	9034-9473 Quebec	Rouyn-Noranda	Baby	40	07-Dec-00
Angliers	5259940	9034-9473 Quebec	Rouyn-Noranda	Baby	40	07-Dec-00
Angliers	5259941	9034-9473 Quebec	Rouyn-Noranda	Baby	40	07-Dec-00
Angliers	5259942	9034-9473 Quebec	Rouyn-Noranda	Baby	40	07-Dec-00
Angliers	5259943	9034-9473 Quebec	Rouyn-Noranda	Baby	40	07-Dec-00
Angliers	5259944	9034-9473 Quebec	Rouyn-Noranda	Baby	40	07-Dec-00
Angliers	5259945	9034-9473 Quebec	Rouyn-Noranda	Baby	40	07-Dec-00
Angliers	5259946	9034-9473 Quebec	Rouyn-Noranda	Baby	40	07-Dec-00
Angliers	5259947	9034-9473 Quebec	Rouyn-Noranda	Baby	40	07-Dec-00
Angliers	5259948	9034-9473 Quebec	Rouyn-Noranda	Baby	40	07-Dec-00
Angliers	5259949	9034-9473 Quebec	Rouyn-Noranda	Baby	40	07-Dec-00
Angliers	5259950	9034-9473 Quebec	Rouyn-Noranda	Baby	40	07-Dec-00
Angliers	5259951	9034-9473 Quebec	Rouyn-Noranda	Baby	40	07-Dec-00
Belleterre	5228935	Hinterland	Rouyn-Noranda	Baby	40	09-May-00
Belleterre	5228936	Hinterland	Rouyn-Noranda	Baby	40	09-May-00
Belleterre	5228937	Hinterland	Rouyn-Noranda	Baby	40	09-May-00
Belleterre	5228938	Hinterland	Rouyn-Noranda	Baby	40	09-May-00
Belleterre	5228939	Hinterland	Rouyn-Noranda	Baby	40	09-May-00
Belleterre	5228940	Hinterland	Rouyn-Noranda	Baby	40	09-May-00
Belleterre	5228947	Hinterland	Rouyn-Noranda	Baby	40	09-May-00
Belleterre	5228948	Hinterland	Rouyn-Noranda	Baby	40	09-May-00
Belleterre	5228949	Hinterland	Rouyn-Noranda	Baby	40	09-May-00
Belleterre	5228950	Hinterland	Rouyn-Noranda	Baby	40	09-May-00
Belleterre	5228951	Hinterland	Rouyn-Noranda	Baby	40	09-May-00
Belleterre	5228952	Hinterland	Rouyn-Noranda	Baby	40	09-May-00
Belleterre	5228953	Hinterland	Rouyn-Noranda	Baby	40	09-May-00
Belleterre	5228954	Hinterland	Rouyn-Noranda	Baby	40	09-May-00
Belleterre	5228955	Hinterland	Rouyn-Noranda	Baby	40	09-May-00
Belleterre	5228956	Hinterland	Rouyn-Noranda	Baby	40	09-May-00
Belleterre	5228957	Hinterland	Rouyn-Noranda	Baby	40	09-May-00
Belleterre	5243706	Hinterland	Rouyn-Noranda	Baby	40	31-Aug-00
Belleterre	5243707	Hinterland	Rouyn-Noranda	Baby	40	31-Aug-00
Belleterre	5243708	Hinterland	Rouyn-Noranda	Baby	40	31-Aug-00
Belleterre	5243709	Hinterland	Rouyn-Noranda	Baby	40	31-Aug-00
Belleterre	5243710	Hinterland	Rouyn-Noranda	Baby	40	31-Aug-00
Belleterre	5243711	Hinterland	Rouyn-Noranda	Baby	40	31-Aug-00
Belleterre	5243712	Hinterland	Rouyn-Noranda	Baby	40	31-Aug-00

Project	Claim Number	Owner	Mining District	Township	Hectares	Recording Date
Belleterre	5243713	Hinterland	Rouyn-Noranda	Baby	40	31-Aug-00
Belleterre	5243714	Hinterland	Rouyn-Noranda	Baby	40	31-Aug-00
Belleterre	5243715	Hinterland	Rouyn-Noranda	Baby	40	31-Aug-00
Belleterre	5243716	Hinterland	Rouyn-Noranda	Baby	40	31-Aug-00
Belleterre	5243717	Hinterland	Rouyn-Noranda	Baby	40	31-Aug-00
Belleterre	5243718	Hinterland	Rouyn-Noranda	Baby	40	31-Aug-00
Belleterre	5243719	Hinterland	Rouyn-Noranda	Baby	40	31-Aug-00
Belleterre	5243720	Hinterland	Rouyn-Noranda	Baby	40	31-Aug-00
Belleterre	5243721	Hinterland	Rouyn-Noranda	Baby	40	31-Aug-00
Belleterre	5243722	Hinterland	Rouyn-Noranda	Baby	40	31-Aug-00
Belleterre	5243723	Hinterland	Rouyn-Noranda	Baby	40	31-Aug-00
Belleterre	5243724	Hinterland	Rouyn-Noranda	Baby	40	31-Aug-00
Belleterre	5243725	Hinterland	Rouyn-Noranda	Baby	40	31-Aug-00
Belleterre	5243726	Hinterland	Rouyn-Noranda	Baby	40	31-Aug-00
Belleterre	5243727	Hinterland	Rouyn-Noranda	Baby	40	31-Aug-00
Belleterre	5243728	Hinterland	Rouyn-Noranda	Baby	40	31-Aug-00
Belleterre	5243729	Hinterland	Rouyn-Noranda	Baby	40	31-Aug-00
Belleterre	5243730	Hinterland	Rouyn-Noranda	Baby	40	31-Aug-00
Belleterre	5243731	Hinterland	Rouyn-Noranda	Baby	40	31-Aug-00
Belleterre	5243732	Hinterland	Rouyn-Noranda	Baby	40	31-Aug-00
Belleterre	5243733	Hinterland	Rouyn-Noranda	Baby	40	31-Aug-00
Belleterre	5243734	Hinterland	Rouyn-Noranda	Baby	40	31-Aug-00
Belleterre	5243735	Hinterland	Rouyn-Noranda	Baby	40	31-Aug-00
Belleterre	5243736	Hinterland	Rouyn-Noranda	Baby	40	31-Aug-00
Belleterre	5243737	Hinterland	Rouyn-Noranda	Baby	40	31-Aug-00
Belleterre	5243738	Hinterland	Rouyn-Noranda	Baby	40	31-Aug-00
Belleterre	5243739	Hinterland	Rouyn-Noranda	Baby	40	31-Aug-00
Belleterre	5243740	Hinterland	Rouyn-Noranda	Baby	40	31-Aug-00
Belleterre	5243741	Hinterland	Rouyn-Noranda	Baby	40	31-Aug-00
Belleterre	5243742	Hinterland	Rouyn-Noranda	Baby	40	31-Aug-00
Belleterre	5243743	Hinterland	Rouyn-Noranda	Baby	40	31-Aug-00
Belleterre	5243744	Hinterland	Rouyn-Noranda	Baby	40	10-May-00
Belleterre	5243745	Hinterland	Rouyn-Noranda	Baby	40	10-May-00
Belleterre	5243746	Hinterland	Rouyn-Noranda	Baby	40	10-May-00
Belleterre	5243747	Hinterland	Rouyn-Noranda	Baby	40	10-May-00
Belleterre	5243748	Hinterland	Rouyn-Noranda	Baby	40	10-May-00
Belleterre	5243749	Hinterland	Rouyn-Noranda	Baby	40	10-May-00
Belleterre	5243750	Hinterland	Rouyn-Noranda	Baby	40	10-May-00
Belleterre	5245881	Hinterland	Rouyn-Noranda	Baby	40	31-Aug-00
Belleterre	5245882	Hinterland	Rouyn-Noranda	Baby	40	31-Aug-00
Belleterre	5245883	Hinterland	Rouyn-Noranda	Baby	40	31-Aug-00
Belleterre	5245884	Hinterland	Rouyn-Noranda	Baby	40	31-Aug-00

Project	Claim Number	Owner	Mining District	Township	Hectares	Recording Date
Belleterre	5245885	Hinterland	Rouyn-Noranda	Baby	40	31-Aug-00
Belleterre	5245886	Hinterland	Rouyn-Noranda	Baby	40	25-Oct-99
Belleterre	5245887	Hinterland	Rouyn-Noranda	Baby	40	25-Oct-99
Belleterre	5245888	Hinterland	Rouyn-Noranda	Baby	40	25-Oct-99
Belleterre	5245889	Hinterland	Rouyn-Noranda	Baby	40	25-Oct-99
Belleterre	5245890	Hinterland	Rouyn-Noranda	Baby	40	25-Oct-99
Geoffroy	1001722	Aurora	Rouyn-Noranda	Baby	43	13-Feb-01
Geoffroy	1001723	Aurora	Rouyn-Noranda	Baby	43	13-Feb-01
Geoffroy	1001724	Aurora	Rouyn-Noranda	Baby	43	13-Feb-01
Geoffroy	1001725	Aurora	Rouyn-Noranda	Baby	43	13-Feb-01
Geoffroy	1020368	Aurora	Rouyn-Noranda	Baby	42	27-Nov-00
Geoffroy	1020369	Aurora	Rouyn-Noranda	Baby	53	27-Nov-00
Geoffroy	1020370	Aurora	Rouyn-Noranda	Baby	122	27-Nov-00
Geoffroy	1020371	Aurora	Rouyn-Noranda	Baby	43	06-Nov-00
Geoffroy	1020372	Aurora	Rouyn-Noranda	Baby	43	06-Nov-00
Geoffroy	1020373	Aurora	Rouyn-Noranda	Baby	43	06-Nov-00
Geoffroy	1020374	Aurora	Rouyn-Noranda	Baby	43	27-Nov-00
Geoffroy	1020375	Aurora	Rouyn-Noranda	Baby	42	27-Nov-00
Geoffroy	1020376	Aurora	Rouyn-Noranda	Baby	42	27-Nov-00
Geoffroy	1020377	Aurora	Rouyn-Noranda	Baby	42	27-Nov-00
Geoffroy	1020378	Aurora	Rouyn-Noranda	Baby	42	27-Nov-00
Geoffroy	1020379	Aurora	Rouyn-Noranda	Baby	41	27-Nov-00
Geoffroy	1020380	Aurora	Rouyn-Noranda	Baby	41	27-Nov-00
Geoffroy	1020381	Aurora	Rouyn-Noranda	Baby	41	27-Nov-00
Geoffroy	1020382	Aurora	Rouyn-Noranda	Baby	51	27-Nov-00
Geoffroy	1020383	Aurora	Rouyn-Noranda	Baby	37	27-Nov-00
Geoffroy	1020384	Aurora	Rouyn-Noranda	Baby	37	27-Nov-00
Geoffroy	1020385	Aurora	Rouyn-Noranda	Baby	37	27-Nov-00
Geoffroy	1020386	Aurora	Rouyn-Noranda	Baby	38	27-Nov-00
Geoffroy	1020387	Aurora	Rouyn-Noranda	Baby	41	27-Nov-00
Geoffroy	1020388	Aurora	Rouyn-Noranda	Baby	43	06-Nov-00
Geoffroy	1020389	Aurora	Rouyn-Noranda	Baby	43	06-Nov-00
Geoffroy	1020390	Aurora	Rouyn-Noranda	Baby	43	06-Nov-00
Geoffroy	1020391	Aurora	Rouyn-Noranda	Baby	43	06-Nov-00
Geoffroy	1020392	Aurora	Rouyn-Noranda	Baby	43	06-Nov-00
Geoffroy	1020393	Aurora	Rouyn-Noranda	Baby	43	27-Nov-00
Geoffroy	1020394	Aurora	Rouyn-Noranda	Baby	43	27-Nov-00
Geoffroy	1020395	Aurora	Rouyn-Noranda	Baby	43	27-Nov-00
Geoffroy	1020396	Aurora	Rouyn-Noranda	Baby	43	27-Nov-00
Geoffroy	1020397	Aurora	Rouyn-Noranda	Baby	43	27-Nov-00
Geoffroy	1020398	Aurora	Rouyn-Noranda	Baby	43	27-Nov-00
Geoffroy	1020399	Aurora	Rouyn-Noranda	Baby	43	27-Nov-00
Geoffroy	1020400	Aurora	Rouyn-Noranda	Baby	43	27-Nov-00
Geoffroy	1020401	Aurora	Rouyn-Noranda	Baby	43	27-Nov-00

Project	Claim Number	Owner	Mining District	Township	Hectares	Recording Date
Geoffroy	1020402	Aurora	Rouyn-Noranda	Baby	43	27-Nov-00
Geoffroy	1020403	Aurora	Rouyn-Noranda	Baby	43	27-Nov-00
Geoffroy	1020404	Aurora	Rouyn-Noranda	Baby	43	27-Nov-00
Geoffroy	1020405	Aurora	Rouyn-Noranda	Baby	43	27-Nov-00
Geoffroy	1020406	Aurora	Rouyn-Noranda	Baby	43	27-Nov-00
Geoffroy	1020407	Aurora	Rouyn-Noranda	Baby	44	27-Nov-00
Geoffroy	1020408	Aurora	Rouyn-Noranda	Baby	44	27-Nov-00
Geoffroy	1020409	Aurora	Rouyn-Noranda	Baby	44	27-Nov-00
Geoffroy	1020410	Aurora	Rouyn-Noranda	Baby	44	27-Nov-00
Geoffroy	1020411	Aurora	Rouyn-Noranda	Baby	44	27-Nov-00
Geoffroy	1020412	Aurora	Rouyn-Noranda	Baby	43	27-Nov-00
Geoffroy	1020413	Aurora	Rouyn-Noranda	Baby	43	27-Nov-00
Geoffroy	1020414	Aurora	Rouyn-Noranda	Baby	43	27-Nov-00
Geoffroy	1020415	Aurora	Rouyn-Noranda	Baby	43	27-Nov-00
Geoffroy	1020416	Aurora	Rouyn-Noranda	Baby	43	27-Nov-00
Geoffroy	1020417	Aurora	Rouyn-Noranda	Baby	44	27-Nov-00
Geoffroy	1020418	Aurora	Rouyn-Noranda	Baby	44	27-Nov-00
Geoffroy	1020419	Aurora	Rouyn-Noranda	Baby	44	27-Nov-00
Geoffroy	1020420	Aurora	Rouyn-Noranda	Baby	44	27-Nov-00
Geoffroy	1020421	Aurora	Rouyn-Noranda	Baby	44	27-Nov-00
Geoffroy	1020422	Aurora	Rouyn-Noranda	Baby	36	27-Nov-00
Geoffroy	1020423	Aurora	Rouyn-Noranda	Baby	43	27-Nov-00
Geoffroy	1020424	Aurora	Rouyn-Noranda	Baby	44	27-Nov-00
Geoffroy	1020425	Aurora	Rouyn-Noranda	Baby	44	27-Nov-00
Geoffroy	1020426	Aurora	Rouyn-Noranda	Baby	44	27-Nov-00
Geoffroy	1020427	Aurora	Rouyn-Noranda	Baby	44	27-Nov-00
Geoffroy	1020428	Aurora	Rouyn-Noranda	Baby	40	07-Sep-00
Geoffroy	1020429	Aurora	Rouyn-Noranda	Baby	41	07-Sep-00
Geoffroy	1020430	Aurora	Rouyn-Noranda	Baby	40	27-Nov-00
Geoffroy	1020431	Aurora	Rouyn-Noranda	Baby	40	27-Nov-00
Geoffroy	1020432	Aurora	Rouyn-Noranda	Baby	41	27-Nov-00
Geoffroy	1020433	Aurora	Rouyn-Noranda	Baby	40	27-Nov-00
Geoffroy	1020434	Aurora	Rouyn-Noranda	Baby	40	27-Nov-00
Geoffroy	1020435	Aurora	Rouyn-Noranda	Baby	40	27-Nov-00
Geoffroy	1020436	Aurora	Rouyn-Noranda	Baby	39	27-Nov-00
Geoffroy	1020437	Aurora	Rouyn-Noranda	Baby	39	27-Nov-00
Geoffroy	1020438	Aurora	Rouyn-Noranda	Baby	39	27-Nov-00
Geoffroy	1020439	Aurora	Rouyn-Noranda	Baby	39	27-Nov-00
Geoffroy	1020440	Aurora	Rouyn-Noranda	Baby	40	27-Nov-00
Geoffroy	1020441	Aurora	Rouyn-Noranda	Baby	39	27-Nov-00
Geoffroy	1020442	Aurora	Rouyn-Noranda	Baby	44	07-Sep-00
Geoffroy	1020443	Aurora	Rouyn-Noranda	Baby	44	07-Sep-00

Project	Claim Number	Owner	Mining District	Township	Hectares	Recording Date
Geoffroy	1020444	Aurora	Rouyn-Noranda	Baby	44	07-Sep-00
Geoffroy	1020445	Aurora	Rouyn-Noranda	Baby	43	07-Sep-00
Geoffroy	1020446	Aurora	Rouyn-Noranda	Baby	45	07-Sep-00
Geoffroy	1020447	Aurora	Rouyn-Noranda	Baby	45	27-Nov-00
Geoffroy	1020448	Aurora	Rouyn-Noranda	Baby	45	27-Nov-00
Geoffroy	1020449	Aurora	Rouyn-Noranda	Baby	45	27-Nov-00
Geoffroy	1020450	Aurora	Rouyn-Noranda	Baby	45	27-Nov-00
Geoffroy	1020451	Aurora	Rouyn-Noranda	Baby	45	27-Nov-00
Geoffroy	1020452	Aurora	Rouyn-Noranda	Baby	45	27-Nov-00
Geoffroy	1020453	Aurora	Rouyn-Noranda	Baby	45	27-Nov-00
Geoffroy	1020454	Aurora	Rouyn-Noranda	Baby	45	27-Nov-00
Geoffroy	1020455	Aurora	Rouyn-Noranda	Baby	45	27-Nov-00
Geoffroy	1020456	Aurora	Rouyn-Noranda	Baby	42	06-Nov-00
Geoffroy	1020457	Aurora	Rouyn-Noranda	Baby	42	06-Nov-00
Geoffroy	1020458	Aurora	Rouyn-Noranda	Baby	42	06-Nov-00
Geoffroy	1020459	Aurora	Rouyn-Noranda	Baby	42	06-Nov-00
Geoffroy	1020460	Aurora	Rouyn-Noranda	Baby	42	06-Nov-00
Geoffroy	1020461	Aurora	Rouyn-Noranda	Baby	42	06-Nov-00
Geoffroy	1020462	Aurora	Rouyn-Noranda	Baby	42	06-Nov-00
Geoffroy	1020463	Aurora	Rouyn-Noranda	Baby	43	06-Nov-00
Geoffroy	1020464	Aurora	Rouyn-Noranda	Baby	42	06-Nov-00
Geoffroy	1020465	Aurora	Rouyn-Noranda	Baby	43	06-Nov-00
Geoffroy	1020466	Aurora	Rouyn-Noranda	Baby	43	06-Nov-00
Geoffroy	1020467	Aurora	Rouyn-Noranda	Baby	43	06-Nov-00
Geoffroy	1020468	Aurora	Rouyn-Noranda	Baby	42	06-Nov-00
Geoffroy	1020469	Aurora	Rouyn-Noranda	Baby	43	07-Sep-00
Geoffroy	1020470	Aurora	Rouyn-Noranda	Baby	43	07-Sep-00
Geoffroy	1020471	Aurora	Rouyn-Noranda	Baby	43	07-Sep-00
Geoffroy	1020472	Aurora	Rouyn-Noranda	Baby	42	07-Sep-00
Geoffroy	1020473	Aurora	Rouyn-Noranda	Baby	42	07-Sep-00
Geoffroy	1020474	Aurora	Rouyn-Noranda	Baby	42	07-Sep-00
Geoffroy	1020475	Aurora	Rouyn-Noranda	Baby	42	07-Sep-00
Geoffroy	1020476	Aurora	Rouyn-Noranda	Baby	42	07-Sep-00
Geoffroy	1020477	Aurora	Rouyn-Noranda	Baby	42	07-Sep-00
Geoffroy	1020478	Aurora	Rouyn-Noranda	Baby	42	07-Sep-00
Geoffroy	1020479	Aurora	Rouyn-Noranda	Baby	42	07-Sep-00
Geoffroy	1020480	Aurora	Rouyn-Noranda	Baby	42	07-Sep-00
Geoffroy	1020481	Aurora	Rouyn-Noranda	Baby	42	07-Sep-00
Geoffroy	1020482	Aurora	Rouyn-Noranda	Baby	42	07-Sep-00
Geoffroy	5259982	Aurora	Rouyn-Noranda	Baby	40	20-Dec-00
Geoffroy	5259983	Aurora	Rouyn-Noranda	Baby	40	20-Dec-00
Geoffroy	5259984	Aurora	Rouyn-Noranda	Baby	40	20-Dec-00
Geoffroy	5259985	Aurora	Rouyn-Noranda	Baby	40	20-Dec-00
Geoffroy	5259986	Aurora	Rouyn-Noranda	Baby	40	20-Dec-00

Project	Claim Number	Owner	Mining District	Township	Hectares	Recording Date
Geoffroy	5259987	Aurora	Rouyn-Noranda	Baby	40	20-Dec-00
Geoffroy	5259988	Aurora	Rouyn-Noranda	Baby	40	20-Dec-00
Geoffroy	5259989	Aurora	Rouyn-Noranda	Baby	40	20-Dec-00
Geoffroy	5259990	Aurora	Rouyn-Noranda	Baby	40	20-Dec-00
Geoffroy	5259991	Aurora	Rouyn-Noranda	Baby	40	20-Dec-00
Geoffroy	5259992	Aurora	Rouyn-Noranda	Baby	40	20-Dec-00
Geoffroy	5259993	Aurora	Rouyn-Noranda	Baby	40	20-Dec-00
Geoffroy	5259994	Aurora	Rouyn-Noranda	Baby	40	20-Dec-00
Geoffroy	5259995	Aurora	Rouyn-Noranda	Baby	40	20-Dec-00
Geoffroy	5259996	Aurora	Rouyn-Noranda	Baby	40	20-Dec-00
Geoffroy	5259997	Aurora	Rouyn-Noranda	Baby	40	20-Dec-00
Geoffroy	5259998	Aurora	Rouyn-Noranda	Baby	40	20-Dec-00
Geoffroy	5259999	Aurora	Rouyn-Noranda	Baby	40	20-Dec-00
Geoffroy	5260000	Aurora	Rouyn-Noranda	Baby	40	20-Dec-00
Geoffroy	5262001	Aurora	Rouyn-Noranda	Baby	40	20-Dec-00
Geoffroy	5262002	Aurora	Rouyn-Noranda	Baby	40	20-Dec-00
Geoffroy	5262003	Aurora	Rouyn-Noranda	Baby	40	20-Dec-00
Geoffroy	5262004	Aurora	Rouyn-Noranda	Baby	40	20-Dec-00
Geoffroy	5262005	Aurora	Rouyn-Noranda	Baby	40	20-Dec-00
Geoffroy	5262006	Aurora	Rouyn-Noranda	Baby	40	20-Dec-00
Geoffroy	5262007	Aurora	Rouyn-Noranda	Baby	40	20-Dec-00
Geoffroy	5262008	Aurora	Rouyn-Noranda	Baby	40	20-Dec-00
Geoffroy	5262009	Aurora	Rouyn-Noranda	Baby	40	20-Dec-00
Geoffroy	5262010	Aurora	Rouyn-Noranda	Baby	40	20-Dec-00
Geoffroy	5262011	Aurora	Rouyn-Noranda	Baby	40	20-Dec-00
Geoffroy	5262012	Aurora	Rouyn-Noranda	Baby	40	20-Dec-00
Geoffroy	5262013	Aurora	Rouyn-Noranda	Baby	40	20-Dec-00
Geoffroy	5262014	Aurora	Rouyn-Noranda	Baby	40	20-Dec-00
Geoffroy	5262015	Aurora	Rouyn-Noranda	Baby	40	20-Dec-00
Geoffroy	5262016	Aurora	Rouyn-Noranda	Baby	40	20-Dec-00
Geoffroy	5262017	Aurora	Rouyn-Noranda	Baby	40	20-Dec-00
Geoffroy	5262018	Aurora	Rouyn-Noranda	Baby	40	20-Dec-00
Geoffroy	5262019	Aurora	Rouyn-Noranda	Baby	40	20-Dec-00
Geoffroy	5262020	Aurora	Rouyn-Noranda	Baby	40	20-Dec-00
Midrim	1020504	9034-9473	Rouyn-Noranda	Baby	43	07-Sep-00
Midrim	1020505	9034-9473	Rouyn-Noranda	Baby	43	07-Sep-00
Midrim	1020506	9034-9473	Rouyn-Noranda	Baby	42	11-Nov-98
Midrim	1020507	9034-9473	Rouyn-Noranda	Baby	42	11-Nov-98
Midrim	1020508	9034-9473	Rouyn-Noranda	Baby	42	24-Jul-98
Midrim	1020509	9034-9473	Rouyn-Noranda	Baby	41	24-Jul-98
Midrim	1020510	9034-9473	Rouyn-Noranda	Baby	44	18-May-00
Midrim	1020511	9034-9473	Rouyn-Noranda	Baby	44	18-May-00

Project	Claim Number	Owner	Mining District	Township	Hectares	Recording Date
Midrim	1020512	9034-9473	Rouyn-Noranda	Baby	44	18-May-00
Midrim	1020513	9034-9473	Rouyn-Noranda	Baby	44	18-May-00
Midrim	1020514	9034-9473	Rouyn-Noranda	Baby	42	18-May-00
Midrim	1020515	9034-9473	Rouyn-Noranda	Baby	42	18-May-00
Midrim	1020516	9034-9473	Rouyn-Noranda	Baby	42	18-May-00
Midrim	1020517	9034-9473	Rouyn-Noranda	Baby	42	18-May-00
Midrim	1020518	9034-9473	Rouyn-Noranda	Baby	42	18-May-00
Midrim	1020519	9034-9473	Rouyn-Noranda	Baby	42	18-May-00
Midrim	1020520	9034-9473	Rouyn-Noranda	Baby	42	18-May-00

AURORA PLATINUM CORP.

LANSDOWNE HOUSE PROPERTY
BARTMAN LAKE AREA
NORTHWESTERN ONTARIO

National Instrument 43-101F1
Technical Report

April 12, 2002

Richard J. Mazur, P.Geo.
Mirador Management Co.
Ike A. Osmani, M. Sc., FGAC, P. Geo.
Greenstone Consulting, Sudbury, ON

TABLE OF CONTENTS

LIST OF FIGURES

LIST OF TABLES

LANSDOWNE HOUSE PROPERTY
BARTMAN LAKE AREA
NORTHWESTERN ONTARIO
NTS MAP SHEETS 43D/5, 6, 11 AND 12

SUMMARY (ITEM 3)

The 100% owned Lansdowne House Property of Aurora Platinum Corporation is located approximately 200 kilometres northeast of Pickle Lake and 450 kilometres northeast of Thunder Bay, in northwestern Ontario. The Property consists of 64 unpatented mining claims (898 units, 14,368 ha).

The 2001 exploration program, which consisted of airborne magnetic and electromagnetic (EM) survey, bedrock mapping, diamond drilling and lithogeochemical sampling, was designed to evaluate the economic potential of the layered mafic-ultramafic Lansdowne House Igneous Complex (LHIC) for copper-nickel (Cu-Ni) and reef-type platinum group metal (PGM) mineralization similar to those hosted by Stillwater and Bushveld igneous complexes in Montana and South Africa, respectively.

In the regional context, the Lansdowne House Property occurs within a 2.7 Ga-2.8 Ga old Oxford Lake-Stull Lake terrane near the faulted contact with 2.9 Ga-3.0 Ga old North Caribou terrane within the Sachigo Subprovince of northwestern Superior Province. The Property is underlain by volcanic-sedimentary sequences and mafic to ultramafic rocks of the LHIC. The LHIC, which was probably emplaced initially as a lopolith/sill-like body into the supracrustal and gneissic tonalitic basement rocks, is presently exposed as a ring-shaped structure. After the emplacement, the LHIC was folded along with supracrustal and tonalitic rocks and later tilted to southwest exposing the northeastern ultramafic base of the intrusion within the northeastern part of the Property.

From the economic perspective, the most important rocks on the Property are the layered mafic-ultramafic sequences of the LHIC, hosting numerous Cu-Ni-PGM occurrences. The LHIC is informally and broadly subdivided into three zones:

1) a predominantly ultramafic basal zone comprising layered peridotite-pyroxenite sequences in the Rowell Lake area;
2) a middle zone, comprising predominantly cumulate gabbroic sequences (meso- to melanocratic, gabbro±leucogabbro-gabbroic breccias) and minor ultramafic rocks within the Lavoie Lake-Lavoie Creek-Bartman lakes areas; and
3) an upper zone, consisting of predominantly diorite-leucogabbro-anorthosite-gabbro-magnetite cumulate sequences in the Gabbro Lake area near the northwestern Property boundary. The PGM-dominated mineralization (e.g., 1.04 g/t Pd+Pt (palladium+platinum) over 25.5 metres includes 3.1 g/t Pd+Pt over 1.5 m – LH01-20) occurs within sulphide-poor, plagioclase-rich gabbroic rocks within the middle zone of the complex (the "reef").

The Cu-Ni mineralization, which is associated with disseminated and net-textured semi-massive to massive sulphide, occurs within meso- to melanocratic cumulate gabbro and associated magmatic breccias within the middle zone of the LHIC. The chondrite normalized plots of these gabbros display flat to weak slopes/fractionation trends (La/Yb=<5). The best example of disseminated Cu-Ni sulphide mineralization occurs in drill hole LH01-06 where a 220.6 m (134.2 m-354.8 m) intercept yielded 0.23% Cu+Ni and 0.32 g/t Pd+Pt. Within this broad intercept several massive sulphide lenses yielded higher grades of copper (e.g., 1.1%-2% over 0.4m-1m) and nickel (e.g., 0.4%-0.9% over <0.5m).

Previously unknown vanadium-titanium (V-Ti) mineralization (up to 0.81% V_2O_5 and 8.2% TiO_2 over 3-13.5 m) is associated with semi-massive to massive magnetite cumulate was discovered in the drill hole LH01-10. The mineralization is hosted by gabbro-leucogabbro-anorthosite sequences within the upper/roof zone of the LHIC. These values are comparable to vanadium deposits being mined, at average grade ranging from 0.47% to 1.4% V_2O_5, in the Bushveld Igneous Complex (South Africa) and at the Windimurra Mine (Australia).

In order to thoroughly evaluate the economic potential (e.g., lateral and down-dip extensions and grades) of both sulphide and oxide associated base-precious metal mineralization, a 5000 m diamond drilling program, and a detailed ground magnetic and EM survey in selected areas are recommended on the Lansdowne House Property.

INTRODUCTION AND TERMS OF REFERENCE (ITEMS 4 & 5)

Richard Mazur, a principal of Mirador Management Co., and Ike Osmani, a principal of Greenstone Consulting, have been engaged to provide a summary of exploration results to date on the Lansdowne Project. This report has been prepared for the purposes of filing an Annual Information Form for Aurora Platinum Corp., a publicly-traded mineral resource company listed on the TSX Venture Exchange. This compilation is a summary of a more comprehensive document prepared by Osmani and Jacques Samson, B.Sc.H. dated January, 2002. The authors do not take any responsibility for legal, environmental, political or other non-technical issues related to this report.



Superior Province
Southern Province and Nipigon Plate
Paleozoic and Mesozoic basin sequence
Subprovince boundary
Manitoba
Ontario
Lansdowne House
Property
Sachigo Subprovince
Bird River -
Separation Lake
greenstone belt
Berens River Subprovince
Uchi Subprovince
River Subprovince
English
Winnipeg River Subprovince
Wabigoon subprovince
Quetico Subprovince
Opatica
Subprovince
Ontario
Quebec
Wawa
Subprovince
Wawa Subprovince
Lake Superior
Ontario
USA
Abitibi
Subprovince
250 kilometres

Figure 1. Tectonic subdivisions of the Superior Province into Subprovinces within northwestern Ontario and location of the Lansdowne House Property.

PROPERTY DESCRIPTION AND LOCATION (ITEM 6)

Location

The Lansdowne House Property is located approximately 40 kilometres north-northeast of the First Nation community of Lansdowne House and 200 and 450 km, respectively, northeast of Pickle Lake and Thunder Bay in northwestern Ontario, Canada (Figure 1). The Property is centred at UTM 460 000E/ 5817 000N and occurs within 43D/5, 6, 11 and 12 NTS map sheets.

Claim Ownership and Status



455000 mE
460000 mE
465000 mE
470000 mE
475000 mE
5820000 mN
5815000 mN
5810000 mN
5805000 mN
Brazeau Lake
Springer Lake
Owen Lake
0 1 2 3 4 5 km

Figure 2. Property disposition map.

Table 1. List of claims – Lansdowne House Property

Claim No.	Township	Units	Area (ha)	Recording Date	Due Date
TB1241301	Springer Lake	6	96	19/4/00	19/4/02
TB1241644	Owen Lake	8	128	19/4/00	19/4/02
TB1241645	Owen Lake	16	256	19/4/00	19/4/02
TB1241646	Owen Lake	16	256	19/4/00	19/4/02
TB1241647	Owen Lake	12	192	19/4/00	19/4/02
TB1241648	Owen Lake	4	64	19/4/00	19/4/02
TB1241649	Owen Lake	16	256	19/4/00	19/4/02
TB1241650	Owen Lake	12	192	19/4/00	19/4/02

Claim No.	Township	Units	Area (ha)	Recording Date	Due Date
TB1241651	Owen Lake	4	64	19/4/00	19/4/02
TB1241652	Owen Lake	16	256	19/4/00	19/4/02
TB1241653	Owen Lake	16	256	19/4/00	19/4/02
TB1241654	Owen Lake	16	256	19/4/00	19/4/02
TB1241655	Owen Lake	8	128	19/4/00	19/4/02
TB1241656	Owen Lake	16	256	19/4/00	19/4/02
TB1241657	Owen Lake	16	256	19/4/00	19/4/02
TB1241658	Owen Lake	16	256	19/4/00	19/4/02
TB1241659	Owen Lake	16	256	19/4/00	19/4/02
TB1241660	Owen Lake	8	128	19/4/00	19/4/02
TB1241661	Springer/Owen	16	256	19/4/00	19/4/02
TB1241662	Springer/Owen	16	256	19/4/00	19/4/02
TB1241663	Springer/Owen	16	256	19/4/00	19/4/02
TB1241664	Springer/Owen	16	256	19/4/00	19/4/02
TB1241665	Springer Lake	16	256	19/4/00	19/4/02
TB1241666	Springer Lake	16	256	19/4/00	19/4/02
TB1241667	Springer Lake	16	256	19/4/00	19/4/02
TB1241668	Springer Lake	16	256	19/4/00	19/4/02
TB1241669	Bartman Lake	8	128	19/4/00	19/4/02
TB1241670	Bartman Lake	16	256	19/4/00	19/4/02
TB1241671	Springer Lake	16	256	19/4/00	19/4/02
TB1241672	Springer Lake	16	256	19/4/00	19/4/02
TB1241673	Springer Lake	16	256	19/4/00	19/4/02
TB1241674	Bartman Lake	16	256	19/4/00	19/4/02
TB1241675	Bartman Lake	16	256	19/4/00	19/4/02
TB1241676	Bartman Lake	16	256	19/4/00	19/4/02
TB1241677	Bartman Lake	8	128	19/4/00	19/4/02
TB1241678	Bartman Lake	12	192	19/4/00	19/4/02
TB1241679	Bartman Lake	16	256	19/4/00	19/4/02
TB1241680	Bartman Lake	16	256	19/4/00	19/4/02
TB1241681	Bartman Lake	16	256	19/4/00	19/4/02
TB1241682	Springer Lake	16	256	19/4/00	19/4/02
TB1241683	Springer Lake	16	256	19/4/00	19/4/02
TB1241684	Springer Lake	16	256	19/4/00	19/4/02
TB1241685	Springer Lake	16	256	19/4/00	19/4/02
TB1241686	Springer Lake	12	192	19/4/00	19/4/02
TB1241687	Springer Lake	12	192	19/4/00	19/4/02
TB1241688	Springer Lake	16	256	19/4/00	19/4/02
TB1241689	Bartman Lake	16	256	19/4/00	19/4/02
TB1241690	Bartman Lake	16	256	19/4/00	19/4/02
TB1241691	Bartman Lake	16	256	19/4/00	19/4/02
TB1241692	Bartman Lake	8	128	19/4/00	19/4/02
TB1241693	Bartman Lake	16	256	19/4/00	19/4/02
TB1241694	Bartman Lake	16	256	19/4/00	19/4/02
TB1241695	Springer Lake	16	256	19/4/00	19/4/02
TB1241696	Springer Lake	16	256	19/4/00	19/4/02
TB1241697	Bartman Lake	16	256	19/4/00	19/4/02
TB1241698	Bartman Lake	16	256	19/4/00	19/4/02

Claim No.	Township	Units	Area (ha)	Recording Date	Due Date
TB1241699	Bartman Lake	8	128	19/4/00	19/4/02
TB1241700	Bartman/Springer	16	256	19/4/00	19/4/02
TB1248714	Bartman/Springer	16	256	29/3/01	29/3/03
TB1248715	Springer Lake	12	192	29/3/01	29/3/03
TB1248716	Springer Lake	16	256	29/3/01	29/3/03
TB1248717	Bartman Lake	8	128	29/3/01	29/3/03
TB1248718	Bartman Lake	16	256	29/3/01	29/3/03
TB1248719	Bartman Lake	12	192	29/3/01	29/3/03
Total = 64		**898**	**14368**		

Nature of Company's Interest

The Lansdowne House Property consists of 64 unpatented mining claims (898 units, 14368 ha) located within Bartman (G-202), Springer (G-413) and Owen lakes (G-364) areas (Table 1, Figure 2). Of the 64 claims, 58 were staked in year 2000 and 6 were in 2001 by Aurora. Aurora owns 100% interest in all the claims on the Property. A total of $1,794,691 was spent on the Property and assessment in this amount was filed with the Geoscience Assessment Office on March 25, 2002 to hold all of the claims for a minimum of four years and some claims for five years.

ACCESSIBILITY, CLIMATE, LOCAL RESOURCES INFRASTRUCTURE AND PHYSIOGRAPHY (ITEM 7)

Topography and Physiography

The Lansdowne House Property and adjacent areas are drift-covered. The drift underlies both flat lying swampy areas and northeast-trending ridges (eskers) attaining maximum relief of 30 metres. Rivers and lakes are shallow, averaging 2 m depth, generally filling the intervening esker depressions. The larger water bodies on the Property are Bartman, Lavoie and Rowell lakes. Water from these and other smaller lakes and rivers drain into the Hudson Bay via the Winisk and Attawapiskat river systems.

Outcrops are scarce (<1%) due to glacial drift cover. They tend to occur in small clusters and were mainly observed in the Lavoie, Bartman and Gabbro (local name) lakes areas within south-central and western map areas. No outcrops were observed in the north or northeastern parts of the Property.

Vegetation is modestly thick to locally sparse and commonly includes black spruce, birch, poplar and jackpine. Harvestable jackpine and poplar occur in the well-drained areas of the morainal complex. Alders and cedars are generally found along shores of lakes and rivers.

Access and Infrastructure

The Property is remotely located and can be accessed by major and subsidiary highways from Thunder Bay, Ontario to Pickle Lake and from there, by fixed wing or float aircraft and helicopter to the Lansdowne House Property. The Neskantaga First Nation community of Lansdowne House is 40 km south of the Property on Attawapiskat Lake and has an airstrip for small charter aircraft and float plane access. There are regularly scheduled flights to Lansdowne House.

The 2001 exploration work by Aurora was conducted during winter/spring and summer seasons. During winter/spring drilling work, a drill rig capable of drilling holes up to 500 m deep was transported using the existing winter road from Pickle Lake to the airport at Lansdowne House. The drill rig was disassembled into various pieces at the airport and then flown-in by helicopter to the campsite on the Property. The fixed wing aircrafts equipped with the skis or floats were chartered from North Star Air Services out of Pickle Lake and were used for bringing in the camp supplies (e.g. groceries, fuel, equipments etc.), personnel and shipping back empty fuel drums, rock samples etc. to Pickle Lake. The drill rig within the Property boundary was moved both during the winter and summer programs by helicopter to various drill hole sites.

Climate

The project area receives extreme weather conditions. Heavy snowfalls occur between mid-October to December and then again from March through April. The winter is generally cold and dry; lows reaching down to –40C° is not uncommon, especially during late December and throughout January. Spring thaw usually occurs by mid-May. Summer is dry and hot, reaching up to 30°C, but rare subzero conditions can also occur.

HISTORY (ITEM 8)

Prior Ownership

In early 1900's, W. McInnes (1904, 1911) explored the Winisk and Attawapiskat rivers areas that also included the Lansdowne House Property. In 1939, Prest (1940a, 1940b) conducted a reconnaissance bedrock mapping survey and produced geological maps of the area. In early 1960's, he also carried out a surficial mapping program and produced a first-ever surficial map of the area (Prest 1963). Between 1959-61, the Federal Department of Mines and Technical Surveys and the Ontario Department of Mines jointly conducted various geological and geophysical surveys in northwestern

Ontario that covered approximately 50,000 square miles (Duffell et al. 1963). The Lansdowne House Property area was included in these surveys.

In early 1970's, the Ontario Geological Survey conducted a large, helicopter-supported reconnaissance bedrock-mapping program ("Operation Winisk"), covering the area from west of James Bay to Big Trout-North Caribou lakes areas in northwestern Ontario (Thurston et al. 1979). In the recent past, as part of the Geology of Ontario Project, the survey produced a set of geological (bedrock and surficial), tectonic and geophysical (magnetic and gravity) compilation maps (scale 1: 1 000 000) for the area (OGS 1991).

The earliest mineral discovery in the Lansdowne House area was made in 1930, when a mineralized (Cu-Ni sulphides) rock sample, found by an Ojibway trapper on the small peninsula of an unnamed lake (later named Rowlandson Lake), was brought to the attention of Mr. J.E. Rowlandson. This mineral discovery (also known as "Copper Point") is located approximately 10 km west of the Lansdowne House Property. Mr. Rowlandson staked the showing and adjacent areas and conducted a small trenching, sampling and drilling program. His claims lapsed after a few years. In 1936, Mr. Rowlandson re-staked the discovery area and conducted more work, which led to the discovery of a new gold showing, up to 5.36 oz/t gold (Au) on Rowlandson Lake (Novak 1984).

Type, Amount, Quantity of Work and Results

A summary of exploration activities on the Lansdowne House Property and adjacent areas, taken both from internal reports of private companies and the government assessment files, is given below:

1937-1940: Lansdowne Minerals Limited/Winisk River Mines Limited (founded by Mr. Rowlandson) spent $45,000 on trenching and diamond drilling in the Rowlandson Lake area. Seven quartz veins were discovered by prospecting and trenching. Drilling on some of the quartz veins yielded multiple intersections of gold values from $1.75-$4.55 over 2.5-5.0 feet (Northern Miner, December 1937). One drill hole that targeted the gabbro along the contact with the metavolcanics, intersected up to 2.54% Cu and 0.8% nickel. These initial successes achieved by the company triggered the staking rush in the area and as a result, many more Cu-Ni and gold discoveries were made in the early 1940's. Detailed exploration work on the Rowlandson Lake Property and adjacent areas are described by Rowlandson (1937).

1956: Aberdoon Mines Ltd. carried out prospecting and diamond drilling (4 holes, 505 m) in the central Bartman Lake area. All holes intersected mineralized pyrite-pyrrhotite-chalcopyrite-magnetite (po-py-cpy-mt) amphibolite/gabbro-diorite that reportedly yielded anomalous Cu+Ni (up to 0.16% over 26m to 29m).

1957: La Corne Lithium Ltd. conducted ground magnetic and EM surveys in the Bartman, Lavoie and Rowlandson lakes areas. Results of these surveys were compiled. No follow-up work conducted by the company.

1960: Pickle Patricia Explorers drilled 2 holes (233m) along east-central shore of Bartman Lake. Both holes intersected predominantly gabbro to diorite with minor mafic volcanic rocks. Mineralized (up to 10% py-po-cpy-mt) diorite was intersected in both holes. No assay results reported by the company.

1960: Temagami Mining Company Ltd. carried out geophysical surveys and diamond drilling (3 holes, totaling 583m) north of Lavoie Lake. No assay results reported by the company.

1970-81: Canadian Nickel Company (Canico, now INCO) carried out a systematic exploration program, which included both airborne and ground magnetic and EM (vertical and horizontal loop EMs) surveys and diamond drilling (47 holes, totaling 5839m). Drilling was concentrated on 3 km long EM anomalies, the L-11 and M-12 zones, coincident with magnetic highs in the Lavoie-Springer Lake area within south-central portion of the current Lansdowne House Property. Odd intersections carrying anomalous platinum, palladium and gold have also been reported (Novak, 1992). This property is currently held by PGM Ventures.

1983-86: Forester Resources Inc. acquired 1,400 claims in 1983, stretching from Lavoie Lake (south-central Lansdowne House Property) to approximately 10 km west in the Rowlandson Lake area. The Forester Resources Inc. claims covering the current Lansdowne House Property included all Cu-Ni-PGM occurrences that were delineated by Canadian Nickel Company. In 1984, Forester Resources Inc. conducted regional airborne and ground geophysical (magnetic, EM) and geological mapping surveys in the Rowlandson, Canopener and Springer-Lavoie lakes areas. The company's trenching, sampling and diamond drilling (~280m) efforts concentrated mainly in the Rowlandson Lake area. During 1985-86, a detailed induced polarization survey was carried out and additional trenching and diamond drilling (~540m) was conducted.

1985-86: Weaco Resources Ltd. conducted geophysical surveys (airborne and ground magnetics, VLF-EM and Shootback EM) and diamond drilling within and adjacent to the Lansdowne House Property. Two drill holes totaling 160m were sunk on EM targets, which did not intersect any significant base or precious metal mineralization.

1991:Seaway Base Metals Limited carried out airborne geophysical survey in the Bartman, Owen, Springer and Wapitotem lakes areas but no other follow-up work, which is in the author's knowledge, was conducted.

1992: KWG Resources Inc. carried out drilling essentially in the areas that were drilled by Canico in 1970-74. The company's drilling program confirmed the Canico's results. Selected mineralized (copper and nickel) drill intersections are listed in Table 3. Drill core samples were not analyzed for PGM's.

2000: Aurora staked the Lansdowne House Property and conducted reconnaissance mapping and prospecting program in order to evaluate the economic potential of the LHIC (Internal Report 2000 - Aurora Platinum Corp., 2000). Exploration activities by Aurora since the initial reconnaissance program are summarized in this report.

Table 2. Selected drill results (1970-1974) – Canadian Nickel Company.

ZONE	DDH	Cu+Ni (%)	Pd+Pt (g/t)	Au (g/t)
L-11	54004	1.15/17.8m	0.63/1.5m	0.63/1.5m
	49172	0.62/8.6m	N/A	10.6/0.4m
	49197	0.43/12.2m	N/A	2.1/0.5m
	54003	0.42/33.4m	N/A	1.3/0.9m
		0.80/12.1m	N/A	2.2/0.6m
M-11	54014	0.45/4.6m	N/A	N/A
		0.14/9.2m	N/A	N/A
M-12	54002	1.50/21.5m	N/A	N/A
	54001	0.73/28.3m	0.63/1.4m	N/A
	54015	0.61/15.0m	N/A	2.8/0.5m
	49101	0.60/15.3m	N/A	N/A
		0.70/13.0m	N/A	N/A
K-13	49182	1.06/21.0m	0.69/2.1m	0.8/3.5m
		0.94/11.6m	N/A	1.1/2.7m
				1.0/1.5m
L-13	54019	0.65/18.0m	N/A	N/A
	54017	1.50/13.1m	N/A	N/A
		0.82/14.2m	N/A	N/A

Note: N/A= elements not determined.

Historical Resource Estimates

The only historical resource estimate available is on the L-11 and M-12 prospects drilled by Inco Ltd. in the Lavoie-Springer Lake area. Novak (1992) reports that in 1974, Inco delineated a mineralized body (10m thick on average), comprising 14.6 Mt grading 0.58% Cu, 0.37% Ni, 0.03% cobalt. The authors have not corroborated the Inco drill data nor can they comment on whether this estimate meets with any of the current CIM definitions of resource under sections 1.3 and/or 1.4 of the Canadian Securities Administrators National Instrument 43-101.

Table 3. Selected drill results (1992) – KWG Resources Inc.

Zone	DDH	Cu (%/m)	Ni (%/m)	Canico/Inco Zone
A-B	92-A-1	0. 45/5.2	0.20/5.8	**M-12**
A-B	92-A-2	0.13/32.3	0.05/32.3	
A-B	92-A-3	0.3/27.5	0.22/27.5	
A-B	92-A-4	0.32/29.0	0.17/29.0	
A-B	92-A-5	0.31/16.0	0.19/16.0	
A-B	92-A-6	0.12/16.8	0.11/16.8	
A-B	92-A-7	0.32/8.5	0.10/8.5	
A-C	92-A-8	0.11/3.5	0.06/3.5	
A-B	92-A-9	0.13/29.6	0.12/29.6	
A-A	92-A-10	0.94/10.2	0.12/10.2	
C	92-C-1	0.23/49.6	0.06/49.6	**L-11**
D	92-D-1	0.20/37.0	0.08/37.0	**L-11**
	92-D-2	0.51/53.0	0.11/53.0	
	92-D-3	0.32/40.7	0.07/40.7	
	92-D-4	0.34/22.6	0/12/22.6	
	92-D-5	0.41/24.7	0.13/24.7	
	92-D-6	0.28/45.3	0.11/45.3	
	92-D-7	0.16/13.7	0.06/13.7	

Note: M-12 = DDH 49101, 49102, 49176, 49200, 54001, 54002 and 54015
L-11 = DDH 49108, 49171, 49197, 54005, 54007, 54008 and 54010

REGIONAL GEOLOGICAL SETTING (ITEM 9)

In the regional context, the Lansdowne House Property lies within Sachigo Subprovince of northwestern Superior Province (Figure 1). The recently revised subdivision of the Sachigo Subprovince into the various terranes/blocks places the Property within 2.70 to 2.83 Ga old Oxford Lake-Stull Lake Terrane (OST), near the contact with 2.9 to 3.0 Ga old North Caribou Terrane (NCT) (Thurston, Osmani et al. 1991. The OST to the south and northwest is separated from the NCT, 2.73 to 2.88 Ga Island Lake Terrane (ILT), 2.70 Ga Munro Lake Terrane (MLT) by Stull-Wunnumin Fault Zone (SWFZ) and bounded in the north by Kenyan Structural Zone (KSZ) (Osmani and Stott 1988; Osmani et al. 1989; Thurston, Osmani et al. 1991).

These are long-lived, deep crustal structures, which probably represent the ancient terrane boundaries. The layered mafic-ultramafic LHIC and other similar intrusions (e.g., Big Trout Lake, Fishtrap Lake, Canopener Lake and other unnamed intrusions), occurring along these regional faults and their associated subsidiary structures, are thought to have been emplaced, possibly in an intra-continental rift environment (Figure 3).

The OST consists of the Stull Lake, Swan Lake, Ellard Lake, Big Trout Lake, part of Mameigwess-Rowlandson Lake and other smaller greenstone belts. The terrane in the Manitoba-Ontario border area is dominated by 2.83 Ga old arc sequence, the Hayes River Group, unconformably overlain by 2706 Ma old Oxford Lake/Stull Lake sedimentary (alluvial-fluvial) and alkalic to calc-alkalic volcanic rock sequences. The NCT is characterized by 2.9 Ga old metavolcanic-metasedimentary sequences overlying ~3.0 Ga gneissic tonalitic basement (Thurston, Osmani et al. 1991).

The SWFZ and other regional structures were reactivated probably several times in their long-lived history resulting in the emplacement of alkalic complexes (e.g., 2534±147 Ma Wapikopa Lake, Sage 1991) and the emplacement of carbonatite complexes in the Mesoproterozoic (e.g., 1109±61 Ma Big Beaver House and 1145±74 Ma Schryburt Lake, Osmani, 1991). The Winisk River Fault (WRF) hosts Attawapiskat kimberlite pipes (152±8 Ma to 180±9 Ma, Janse, Downie et al. 1986) in the James Bay area.


96W
76W
56N
56N
Hudson Bay
PALEOZOIC
SWFZ
NKFZ
WRF
SACHIGO
SUBPROVINCE
James Bay
BERENS
RIVER
SUBPROVINCE
PALEOZOIC
Red Lake
PROTEROZOIC
DIABASE AND SEDIMENTARY ROCKS
ARCHEAN
GRANITIC ROCKS
METAVOLCANIC AND
AND METASEDIMENTARY ROCKS
Mafic to ultramafic intrusions
(gabbro, hornblendite, peridotite,and pyroxenite)
Sanukitoid suite (diorite, monzodiorite, syenite, monzonite, granodiorite ± gabbro)
Carbonatite/alkali complex
Attawapiskat kimberlites
1 Fishbasket Lake igneous complex
2 Lansdowne House igneous complex
3 Big Trout Lake igneous complex
Major faults/shears: WRF-Winisk River fault
NKFZ-North Kenyan fault zone
SKFZ-South Kenyan fault zone
SWFZ-Stull-Wunnumin fault zone

Figure 3. Major regional structures and location of mafic-ultramafic intrusions within the Sachigo Subprovince.

PROPERTY GEOLOGY (ITEM 9)

Overview

The Lansdowne House Property is underlain by west-northwest trending metavolcanic-metasedimentary rocks of the Mameigwess-Rowlandson Lake Greenstone Belt (MRGB), which overlies the older (≥2.8 Ga), gneissic tonalitic basement rocks (Figure 4). The layered mafic to ultramafic LHIC, a lopolith/sill-like body, has been emplaced into the supracrustal sequence. All these rocks are intruded by late Archean, felsic to mafic granitoid rocks. Although no isotopic ages are available on the supracrustal rocks or LHIC, the geochemical data (rare earth elements) however, both on volcanic and intrusive rocks of LHIC, suggests they are co-magmatic.

Supracrustal Rocks

Supracrustal rocks, which consist of mafic, felsic to intermediate, chemical and clastic sedimentary rocks, are present on the Property. These rocks have been intruded by syn- to post-tectonic mafic to ultramafic and granitoid bodies and are complexly folded, faulted and metamorphosed to upper greenschist to middle amphibolite grade facies.

The mafic metavolcanic rocks (Map Unit 2) underlie the southern and central portion of the Property. These rocks are mainly exposed in the Bartman and Lavoie lakes areas within southwestern and south-central parts of the Property. In the northern half of the Property they do not outcrop, but were intersected in drill holes LH01-14 and 15.

The mafic metavolcanic rocks consist of fine-grained aphyric to plagioclase-phyric massive and pillowed flows, flow/flow top breccias, amygdaloidal lavas, tuffs and amphibolitized volcanic rocks. The pillowed flow and breccias are the most dominant and relatively well-preserved units exposed on the shores of Bartman Lake and north of Lavoie Creek.

The felsic to intermediate metavolcanic rocks (Map Unit 3) occur mainly as narrow bands in southern part of the Property. These rocks are not exposed but were intersected both within the current (LH01-01) and historical drill holes. The metavolcanic rocks, which mainly consist of fragmental rocks (pyroclastic/volcaniclastic), are usually intercalated with metasedimentary (clastic and chemical) and mafic tuff units.


455000 mE
465000 mE
Grid N
W
E
S
5820000 mN
5811000 mN
Fe-Ti-V Oxide Horizon
Rowell Lake
Bartman Lake
Brazeau Lake
Springer Lake
Lavoie Lake
Fault
LH01-15
LH01-14
LH01-012
LH01-10
LH01-11
LH0-13
LH01-09
LH01-21
LH01-04
LH01-16
LH01-18
LH01-08
LH01-17
LH01-03
LH01-19
LH01-05
LH01-06
LH01-07
LH01-01
Projected Platinum Reef Horizon
0 1 2 3 4 5
KILOMETRES
Legend:
Ultramafics
Gabbro
Lansdowne House Igneous Complex (LHIC)
Volcanics
Cu-Ni-PGE Mineralization
Projected PGM Reef
Shear-hosted Au
Diamond drill hole location (2001)
Aurora Platinum Corp.
Lansdowne House Property Geology
Figure 4

Figure 4. Property geology.

The chemical metasedimentary rocks (Map Unit 5) include oxide, silicate and sulphide facies iron formation. These rocks were mainly intersected in diamond drill holes (LH01-01, 04, 09 and 14). The iron formation in these drill holes were seen intimately associated with clastic and less commonly, felsic to intermediate volcaniclastic rocks.

The clastic metasedimentary rocks (Map Unit 6), which are commonly intercalated with felsic to intermediate metavolcanic rocks, also occur as narrow bands but are relatively thicker and widely distributed. The clastic metasedimentary rocks are rarely exposed (e.g., southwestern shore of Lavoie Lake) but have been intersected both in the current (LH01-01, 4, 14 and 15) and historical drill holes. The clastic metasedimentary rocks mainly consists of wacke, siltstone, pelite/mudstone, graphitic and siliciclastic units. The pelitic/mudstone beds often contain garnets.

Lansdowne House Igneous Complex (LHIC)

The layered LHIC was probably emplaced initially as a lopolith/sill-like body within the supracrustal (metavolcanic-metasedimentary) and gneissic tonalitic basement rocks of the OST. The intrusion at the present erosional level displays a ring-shaped structure (approximately 10km X 13km area) with an outer shell predominantly comprised of mafic-ultramafic intrusive sequences and a core of complexly folded supracrustal and gabbroic rocks. After the emplacement, the intrusion has been folded along with supracrustal and tonalitic basement rocks and later tilted to the southwest, thus exposing the northeastern ultramafic base of the intrusion. The middle and upper (roof) zones, as revealed by bedrock mapping and diamond drilling, occur along the western and southern margins of the LHIC, respectively. The roof zone of the LHIC is exposed in the Gabbro Lake area in the extreme northwestern part of the Property. Detailed mapping and a short drill hole (LH01-10, ~326m) in this area revealed the magmatic stratigraphy from the base upwards, comprised of melagabbro to mesocratic gabbro, quartz gabbro, leucogabbro-anorthosite and diorite to quartz diorite lithologies. The underlying ultramafic base was neither observed in the outcrops nor intersected in the hole.

The LHIC includes the following lithologies: a layered ultramafic sequence consisting of peridotite and pyroxenite/hornblendite at the base overlain by a thick package of layered/differentiated mafic rocks (melanocratic gabbro, mesocratic gabbro, leucogabbro to anorthosite and diorite). Myriads of mafic to intermediate dykes/sills (microgabbro, amphibolite and diorite), some clearly related to the LHIC, intrude all lithologies of the Complex and supracrustal rocks.

LHIC – Ultramafic Intrusive Rocks

The ultramafic intrusive rocks (Map Unit 7) are rarely exposed on the Property. The distribution of these rocks (Figure 4) is largely based on the geophysical data in

conjunction with the available drill hole information. The ultramafic rocks predominantly comprised of fine- to coarse-grained peridotite, pyroxenite, hornblendite and their altered equivalents.

Three areas of strong to intense magnetic susceptibilities were drilled in order to confirm the presence of ultramafic rocks and evaluate their economic potential (*see* Map No. 2). These high magnetic susceptibility areas are the Rowell Lake, Bartman-Gabbro lakes and Springer-Lavoie lakes. The "Rowell Lake Magnetic High", as termed here, situated over the northeastern part of the Property was drilled at five locations (e.g., drill holes LH01-04, 14, 16, 17 and 21) revealing the strong magnetic response was due to underlying layered ultramafic rocks. This area (4.6km X 7.4km) represents the largest concentration of ultramafic rocks on the Property.

LHIC - Mafic Intrusive Rocks

The mafic intrusive rocks (Map Unit 8) that include various phases of gabbro, amphibolite, diorite and related breccias are widely distributed in two main areas on the Property: 1) an arcuate gabbroic mass (1.0-4.0km wide and 7km long) in the Lavoie Lake-Lavoie Creek area, and 2) a long (>10km), linear gabbroic belt in the Gabbro Lake area. Both cumulate and non-cumulate gabbroic rocks ranging from fine- to coarse-grained occur in these areas.

In the Lavoie Lake-Lavoie Creek area, drilling (current and historical) and mapping defined an arcuate, 1.0-4.0 km wide mafic intrusive sequence comprised of melanocratic gabbro at the base grading upwards through mesocratic gabbro, gabbroic breccias and leucogabbro, plagioclase-phyric gabbro and minor anorthosite and diorite. These layered gabbroic rocks, overlying the ultramafic basement rocks of the LHIC, are collectively interpreted to represent the middle to upper zone of the Complex. The medium- to coarse-grained cumulate mesocratic gabbro is the most dominant phase among all the mafic intrusive rocks in the Lavoie Lake area. The mesocratic gabbro is massive to foliated and non-magnetic to strongly magnetic that generally corresponds with low to high magnetic susceptibilities. The strong magnetism is generally reflecting the higher pyrrhotite content (>10% to massive) and subordinate magnetite concentration (1-5%) in the gabbros. The mesocratic to melanocratic gabbro is a target lithology hosting several significant Cu-Ni±PGM occurrences in the Lavoie Lake area. The base and precious metals in these rocks are associated with disseminated, net-textured semi-massive to massive sulphides (po-cpy).

The heterolithic gabbroic breccia, which is the second or equally important unit in terms of base metal potential, occurs at or near the contact of meso- to melanocratic gabbro and leucocratic gabbro. The breccia unit that usually consists of angular to subrounded, pebble to boulder size fragments of fine to medium-grained mafic to ultramafic intrusive rocks (gabbros, amphibolite, hornblendite etc) and, less commonly mafic metavolcanic and other materials of uncertain protoliths, are set within predominantly medium-grained gabbro.

Sulphide mineralization (po-cpy) in breccias occurs both along the fragment margins and within the matrix and, less commonly in the fragment itself. The sulphides within the matrix occur as disseminations and blebs (2-10%), net-textured semi-massive, massive and millimetre to centimetre scale stringers.

Other mafic intrusive phases that also include amphibolite and plagioclase-phyric gabbro are significant units within the mafic intrusive package in the Lavoie Lake area.

A distinctly layered mafic-ultramafic unit, characterized by centimetre to metre scale alternating layers of gabbro, leucogabbro to anorthosite and melagabbro to pyroxenite, occurs along the length of Lavoie Creek within south-central part of the Property. This layered unit trends northeast and is internally deformed into a southwest plunging fold of uncertain symmetry. Stratigraphically, it overlies the meso- to leucocratic, PGM-rich gabbroic layer/reef (e.g., LH01-02 and 20). The underlying breccia unit and overlying layered mafic-ultramafic units serve as the stratigraphic marker for the PGM-bearing reef in the Lavoie Creek area.

In the Gabbro Lake area, the mafic intrusive rocks that occur as a 0.3-1.2 km wide and 10.5 km long layered differentiated package, consisting of predominantly cumulate gabbros to diorite and subordinate ultramafic rocks are interpreted, on the basis of currently available mapping and drill hole (LH01-10) information, to represent the upper/roof zone of the LHIC. The mafic rock sequence includes, from the base to the top, meso- to melanocratic gabbro, quartz gabbro, leucogabbro to anorthosite, hosting massive to net-textured semi-massive magnetite (<1-11m wide) and diorite to quartz diorite.

LHIC - Mafic to Intermediate Dyke Rocks

Myriads of dykes, ranging in composition from mafic to intermediate (microgabbro, amphibolite and diorite), intrude all major lithologies. They are rarely exposed but are intersected by most drill holes suggesting their wide distribution on the Property. However, these dykes are generally too narrow, ranging from a few centimeters to up to 5 m wide, to be portrayed as an independent unit on the map. The dykes are generally fine- to medium-grained, both aphyric and plagioclase-porphyritic, massive to foliated and non-magnetic to magnetic. They usually display sharp, clean contacts and, rarely contain xenoliths of their host rocks.

At least two generations of mafic to intermediate dykes occur on the Property. The older or first generation dykes that include mainly microgabbro and amphibolite, are usually dark green to blackish-green, medium- to fine-grained, strongly foliated, magnetic to non-magnetic and intrude all but the younger granitic rocks. The gabbroic and amphibolite dykes contain trace to 3% sulphides (py-po-cpy).

Younger mafic to intermediate dykes that include both aphyric and porphyritic diorite to gabbro are massive to weakly foliated and weakly to moderately altered (calcite, chlorite, biotite), occurring within or adjacent to the fault/shear zones. They

intrude all lithologies including the younger granitoid rocks and appear to be mainly post-tectonic.

Granitoid Rocks

Granitoid rocks, which are represented by an early intermediate to felsic basement complex and a suite of Late Archean granitic rocks, occur on the Property. The Late Archean granitic rocks intrude both the basement and overlying supracrustal rocks.

The early intermediate to felsic intrusive rocks (Map Unit 9), which represents the basement to the supracrustal and mafic to ultramafic intrusive rocks, are neither exposed or were intersected in the drill holes on the Property. These rocks reportedly consist of gneissic to foliated tonalite, granodiorite, quartz diorite and migmatitic rocks.

Late Archean granitoid rocks (Map Unit 10) that include granodiorite, tonalite, and diorite and quartz diorite with subordinate quartz monzonite, trondhjemite, gabbro and mafic amphibolitized rocks are rarely exposed on the Property.

Hypabyssal intrusive rocks (Map Unit 11), including feldspar porphyry, felsite and their altered equivalents, occur as narrow dykes or sills throughout the Property. As with the mafic to intermediate dykes as described above, the hypabyssal intrusive rocks are rarely exposed but are commonly encountered in drill holes.

Proterozoic Mafic Intrusive Rocks

A few northwest-trending mafic/diabase dykes (Map Unit 12) shown on the geology map are interpreted from aeromagnetic data only. These dykes, probably part of the northwest-trending Mackenzie Dyke Swarm in northwestern Ontario (Osmani 1991), were neither observed on the ground nor intersected in the drill holes. The dykes are characterized by narrow, linear magnetic anomalies of moderate susceptibility.

Metamorphism

Both supracrustal and mafic to ultramafic rocks of the LHIC may have been affected by two metamorphic events: an earlier regional, possibly lower-grade metamorphism; and a second, primarily contact metamorphic episode thought to be the result of the emplacement of Late Archean granitoid bodies along the northern and southern, and possibly the eastern margin of the Property. These plutons have superimposed a belt-wide, lower to upper amphibolite-grade metamorphic aureole upon pre-existing greenschist regional metamorphism. The rocks belonging to the LHIC and the country rocks proximal to the granitoid contact are generally affected by higher-grade metamorphism (middle to upper amphibolite facies) than rocks within the interior of the belt.

The amphibolite grade metamorphism that affected the mafic rocks of both the LHIC and supracrustal assemblage is represented mainly by green to greenish-black

hornblende, actinolite (after pyroxene) blue-green to green actinolitic hornblende (after diopside), labradorite, garnet, epidote and biotite. The reterograde greenschist metamorphic mineral assemblage is represented by sericite (after plagioclase) and chlorite (after biotite), epidote, carbonate and quartz. Ultramafic rocks are comprised of tremolite, talc, carbonate, muscovite, magnetite and serpentine mineral assemblage.

Structural Geology

The LHIC is a 10 km X 13 km ring-shaped structure in plan view. It may have been intruded initially as a lopolith/sill-like body, which then complexly folded, uplifted and eroded; hence, giving a more subcircular shape of the body at the present erosion level. The highest magnetic amplitude response, corresponding to a bull's-eye shaped anomaly located approximately 1.5 km north of Lavoie Lake within the central part of the Property, may possibly represent the core/feeder of the LHIC. By way of magnetic inversion methods, the area adjacent to this bull's-eye magnetic anomaly has been determined to exceed 1 km depth.

Tectonic foliation, primary layering and sedimentary bedding, are generally highly variable, reflecting the structural complexity (e.g., folding/faulting) of the intrusive-extrusive complex. However, where deformation is relatively less severe, for example in the extreme southern part of the Property, the planar fabrics show a reasonably coherent west- to northwest trend having moderate to subvertical dips (40°-85°).

Large scale folding and/or refolding is well discernible on the aeromagnetic map (Figure 6). Mesoscopic folds of S, Z and W-fold symmetries mimic the large fold pattern observed locally. Large-scale faults/shears, forming three major sets (trending west- to northwesterly, northeasterly and north) cut all major lithologies on the Property. These structures are usually narrow, brittle to ductile, dip moderately to steeply and locally form a conjugate shear/fault system. Generally, the northwest-trending and northeast-trending structures display, respectively, dextral and sinistral sense of horizontal movements. The north-south striking faults show conflicting sense of movements with some dip-slip component to it. The largest of all these structures is northwest-trending, dextral Bartman Lake Fault (BLF), extending from the northwest Property boundary in southeasterly direction via Lavoie Creek to southeastern limit of the map area.

EXPLORATION MODEL (ITEM 10)

The objective of 2001 exploration program was three fold:

1) to determine the size, shape and the architecture of the igneous stratigraphy within the LHIC that would establish the suitability of the intrusion for hosting economic PGM-Cu-Ni mineralization,

2) to find a distinct magmatic layer or phase that could host a reef-type PGM mineralization similar to those found in the layered complexes of Stillwater, Montana and Bushveld, South Africa, and

3) to extend and evaluate, both at depth and laterally, the possible extension of reported drill-indicated Cu-Ni-PGM resource on the adjacent property held by PGM Ventures, and also to find new similar or high grade magmatic base metal sulphide deposit on the Aurora's Lansdowne House Property.

To achieve this objective, an integrated exploration approach, including an airborne geophysical survey, prospecting/geological mapping, diamond drilling and extensive lithogeochemical sampling, was carried out on the Lansdowne House Property.

MINERALIZATION (ITEM 11)

Overview

Higher background and anomalous assay values returned by gabbroic samples suggest at least two areas that may host potentially economic Cu-Ni-PGM mineralization and one area of V-Ti±PGM mineralization on the Property. The two areas of potentially economic Cu-Ni-PGM deposit are: 1) Lavoie Lake-Lavoie Creek, and 2) Bartman Lake. Both areas are underlain predominantly by gabbroic (±ultramafic) sequences of the LHIC (Figure 4).

The V-Ti mineralization was not observed in outcrop but intersected in drill hole LH01-10 in the Gabbro Lake area within northwestern part of the Property (Figure 4).

Lavoie Lake-Lavoie Creek Area

In the Lavoie Lake-Lavoie Creek area two styles of base and precious mineralization occur:

1) PGM-dominated mineralization hosted within sulphide-poor (trace to 3% po-cpy), medium- to coarse-grained, meso- to leucocratic cumulate gabbro reef, and

2) Cu-Ni-PGM mineralization associated with disseminated and net-textured semi-massive to massive po-cpy within medium-grained, meso- to melanocratic cumulate gabbro and associated breccias. The second style of mineralization was not observed during the course of prospecting/mapping, but was identified by current and past drilling programs carried out in the area.

The best exposures of gabbros found with PGM mineralization occur along the full length of Lavoie Creek within the east-central part of the Property. The PGM in this area occurs in medium- to coarse-grained (to pegmatitic), mesocratic cumulate gabbro and within a uniquely layered mafic-ultramafic unit consisting of alternating layers of meso- to leucogabbro, anorthosite, and melanocratic gabbro to pyroxenite. A total of 26

grab samples of these rocks were collected and analyzed. Of the 26 samples, only four yielded less than background value of 10 ppb Pd+Pt and the remaining 21 samples ranging from 12-260 ppb Pd+Pt. All samples contained nil to <1% sulphides. The PGM mineralization appears to extend from the northeastern end of the Lavoie Creek southwesterly for approximately 2.7 km, closely following the entire length of Lavoie Creek and then folding in an east-southeasterly direction for about 1.3 km to drill holes LH01-02 and 20 (1.04 g/t Pd+Pt over 25.5m, including 3.2 g/t Pd+Pt over 1.5m). This interpretation is based on both geophysical and litho-tectonic similarities displayed by the two areas.

Shear zone-hosted gold mineralization was discovered in two areas east of Lavoie Lake. It was not observed in the outcrops but intersected in drill holes (LH01-06 and LH01-07). At these locations, gold is associated with 10 to 50% py-po-aspy (- arsenopyrite). In the drill hole LH01-07, for example, four consecutive core samples taken over 3.0 m core length, yielded 0.45 to 4.8 g/t gold (weighted average 2.96 g/t Au). Anomalous copper-gold also occurs within the Lavoie Lake North Shear Zone (LNSZ) that was intersected by drill hole LH01-06.

Bartman Lake Area

The Bartman Lake area is underlain predominantly by mafic metavolcanic rocks (massive to pillowed flows and associated breccias), which have been intruded by numerous, small and large sill-like bodies of mafic to ultramafic composition (gabbros, hornblendite/pyroxenite). In terms of the Cu-Ni-PGM mineralization, the mafic intrusive rocks are probably the most significant lithologies in the Bartman Lake area. However, shear hosted gold mineralization was also discovered in this area. A grab sample of mafic rock, was taken from an old trench located approximately 120 m west of Bartman Lake (UTM 457536E/ 5815500N), assayed 9.3 g/t Au and geochemically anomalous GM, copper and nickel. The sample contained 70-75% arsenopyrite and quartz fragments. The gold at this location occurs within a west-trending, 1-2 m wide silicified (quartz) shear zone. A broad, west- to northwest striking deformation zone, the Brazeau Lake Deformation Zone (BLDZ), transect this area. The BLDZ is coincident with similarly trending trains of EM conductors that should be investigated for potentially economic gold mineralization in the Bartman Lake area.

The Cu-Ni mineralization associated with disseminated to semi-massive sulphides (po-cpy-pn) best characterizes the mafic intrusive rocks in the Bartman Lake area. The PGM's are generally subordinate to the Cu-Ni mineralization. Of the few locations, the best example of this style of mineralization was observed at the "Bartman Lake Showing" located on the east shore of central Barman Lake. Two grab samples of mineralized gabbro taken from the showing assayed highly anomalous base metals and weakly anomalous precious metals (3150 ppm Cu, 3110 ppm Ni, 278 ppm Co, 85 ppb Pd+Pt, 13 ppb Au; and 665 ppm Cu, 1565 ppm Ni, 165 ppm Co and 42 ppb Pd+Pt).

Significant Cu-Ni mineralization was also observed in an old exploration trench located on the western shore of Bartman Lake, approximately 400 m south-southwest of

Aurora's base camp. The trench is underlain by highly oxidized float of gabbroic and mafic metavolcanic rocks. The trenched and adjacent areas are characterized by a west-northwest trending linear anomaly of strong magnetic susceptibility, representing the folded southeastern arm of the Bartman Lake North Magnetic High (BNMH). One grab sample of mineralized gabbro assayed 1.11% Cu, 0.17% Ni, 0.018% Co and 6 ppb Pt+Pd (sample 166605).

Gabbro Lake Area

Two types and styles of magmatic mineralization occur in the Gabbro Lake area: 1) V-Ti mineralization associated with oxides occurring within highly fractionated gabbroic sequences, and 2) Cu-Ni±PGM in relatively lesser fractionated gabbroic sequences. The second type and style of mineralization is of lesser economic significance in the Gabbro Lake area than is the first type.

The V-Ti-rich mineralization (0.16 to 0.82% V_2O_5 and up to 8.2% TiO_2) within 3 to 11 m thick, semi-massive to massive magnetite layers within gabbroic anorthosite occurs near the contact with overlying magnetite-bearing diorite in drill hole LH01-10. This drill hole, located at the north end of the Gabbro Lake, intersects the northeast-trending axis of the BNMH. These V-Ti-rich oxide layers were not observed in outcrops. However, a grab sample (166608) of magnetite gabbro that was initially collected for the whole rock geochemistry yielded highly anomalous values of these elements (465 ppm V or 0.083% V_2O_5 and 5.32% TiO_2).

Adjacent Properties and Mineral Belts (Item 17)

The SWFZ and KSZ are long-lived, deep crustal structures, which probably represent the ancient terrane boundaries. The layered mafic-ultramafic LHIC and other similar intrusions (e.g., Big Trout Lake, Fishtrap Lake, Canopener Lake and other unnamed intrusions), occurring along these regional faults and their associated subsidiary structures, are thought to have been emplaced, possibly in an intra-continental rift environment (Figure 3). These intrusions collectively form a 50-110 km wide and 480 km long magmatic belt.

The Big Trout Lake Igneous Complex, located 200 kilometres northwest of the LHIC, is a large layered mafic-ultramafic intrusive body measuring 93 kilometres in length and 7 kilometres in thickness (Trusler, 1997). Inco Limited explored for chromite and copper-nickel in the 1960's and 1970's until it was recognized in 1980 that the Complex had potential for Merensky Reef-style PGM mineralization. Exploration for this type of deposit has been undertaken and significant horizons of platinum-palladium have been identified.

EXPLORATION RESULTS (ITEM 12)

Survey Control

All locations of geological data were recorded by GPS co-ordinates.

Geological Mapping and Lithogeochemical Sampling

In 2000, Aurora carried out a reconnaissance mapping and lithogeochemical sampling program on the LHIC for Cu-Ni-PGM mineralization of economic significance. Thirty samples were collected and analyzed and a majority of the samples yielded anomalous background values of Cu, Ni, Pd and Pt.

During the 2001 summer field season, a total of 141 grab samples were collected during the course of prospecting and mapping programs. Of these 141 samples, 10 were analyzed for whole rock geochemistry and the rest analyzed for Pd, Pt, Au, Cu, Ni, Co, Ag, Pb and Zn. The grab samples included both mineralized and non-mineralized mafic and ultramafic intrusive rocks, mafic metavolcanic and quartz veins/pods. The majority of mafic metavolcanic samples analyzed for Cu, Ni and PGM's either yielded geochemically anomalous values or were below the detection limit. From an economic point of view, the gabbros within the LHIC are probably the most significant potential host for Cu-Ni-PGM and/or PGM-only mineralization on the Property. The majority of the gabbroic samples analyzed with or without sulphides contained above the background value of 10 ppb PGM's, an arbitrarily assigned value for the Lansdowne House Property. The Cu-Ni values varied depending upon the amount of sulphides (po and cpy) present in these samples. Typically, the sulphide-poor (Nil to trace amount) samples contain on average 100 ppm Cu and Ni each. The results of core samples suggest that the ultramafic rocks probably are not as economically significant as the mafic rocks of the LHIC.

Geochemical Surveys

A total of 179 samples (169 core and 10 grab) were selected for whole rock geochemistry analysis. These samples included peridotite, pyroxenite, gabbros, mafic and felsic to intermediate metavolcanic rocks, mafic to intermediate dyke and intermediate to felsic hypabyssal intrusive rocks. All samples were analyzed for Cu, Ni, PGM's (Pt+Pd), Co, Ag, Pb, Zn, major oxides, rare earth (REE) and other trace. The major oxides were determined by XRF and rare earths and other trace elements by ICP methods. A broad, generalized geochemical characterization of representative rock types from the Property is briefly discussed below.

Figure 5, illustrating selected gabbro, peridotite, pyroxenite/hornblendite samples from drill holes LH01-02, 03 and 04, displays differentiation trend lines from ultramafic to gabbroic rocks suggesting the source rock was of tholeiitic composition. These differentiation trend lines are similar to those displayed by Duluth and Skaergaard igneous complexes.


FeO
T
F
Duluth trend
Skaergaard trend
Tholeiitic
series
Kuno
(1968)
Calc-alkaline
series
Irvine &
Baragar
(1971)
A
Na2O+K2O
M
MgO

Figure 5. AFM diagram showing the compositional trend of mafic-ultramafic rocks of the LHIC. Also showing the differentiation trends for the Duluth and Skaergaard igneous complexes.

The gabbroic rocks with moderate to steep slopes (La/Yb=6-11) show gradual increase in light and intermediate REEs as they evolve from primitive ultramafic melt (peridotitic) through melagabbro, gabbro and leucogabbro to anorthosite. Samples displaying the steepest slopes/fractionation trends (La/Yb=11) come from the magnetite-rich diorite-lecogabbro-anorthosite-gabbro-magnetite cumulate sequence intersected in the drill hole LH01-10. This highly evolved mafic sequence occurring in the roof zone of the LHIC is host to vanadium mineralization.

With regards to PGM-dominated mineralization, the cumulate gabbros (meso- to leucocratic gabbro reef) with moderate slopes/fractionation trends appear the best host to these metals (see drill holes LH01-02 and 20). Samples of these gabbros are characterized by relatively higher Al_2O_3 (17.44 to 19.64 wt.%) and lower MgO (5.95 to 7.39 wt.%), TiO_2 (0.17 to 0.64% wt.%) and Fe_2O_3 (6.37 to 10.12 wt.%) compared to lower Al_2O_3 and higher MgO, TiO_2 and Fe_2O_3 contents in non-reef gabbros (meso- to melanocratic gabbro). The chondrite normalized plots of two mineralized gabbro reef samples, one taken from drill hole LH01-02 (1.0 g/t Pd+Pt, La/Yb=5, sample 1666092) and the other from drill hole 20 (0.47 g/t Pd+Pt, La/Yb=5, sample 679028) display moderate fractionation trends. While the least mineralized plagioclase-phyric gabbro (0.02 g/t Pd+Pt, La/Yb=6, sample 679017) and medium-grained gabbro (0.04 g/t Pd+Pt, La/Yb=10, sample 679106) occurring immediately above and below the gabbro reef in drill hole LH01-20, display moderate to strong fractionation trends.

Geophysical Surveys

An MEGATEM EM and magnetic survey was flown between January 14 and 19, 2001, over the Lansdowne House Property by Fugro Airborne Surveys Corporation (Figure 6). A total of 1,512 line kilometers of data were collected. The survey data is presented as maps of the magnetic total field, calculated vertical gradient of the magnetics, apparent conductance, EM B-field X-coil channel 10 amplitude and EM anomalies at 1:20,000 scale.

The main purpose of the MEGATEM survey was to define the LHIC geologically and structurally and to identify the areas of base metal sulphide mineralization covered under heavy drift on the basis of bedrock conductive and magnetic responses. With some exceptions, the short anomalies of high conductivity associated with coincident magnetic anomalies of high susceptibility generally represent semi-massive to massive sulphide mineralization hosted by gabbroic rocks on the Property. Also, the short and weak to moderate EM anomalies, characterizing the disseminated sulphides (trace to 5%), correlate with PGM-only mineralization as for example demonstrated in the drill holes LH01-02 and 20. In these holes, strong conductors and magnetic susceptibilities correspond well with net-textured semi-massive to massive sulphides (Cu-Ni±Co) hosted within gabbros and associated breccia zones. Overlying vertically 70-80 m above this zone is a distinctive meso- to leucocratic, sulphide-poor (trace to 3%) gabbro layer coincident with the PGM mineralization. Interpretation of magnetic vertical gradient suggests that the PGM reef horizon in these holes can be traced for at least six kilometres.

There are also some formational conductive zones with coincident higher and/or lower magnetic susceptibilities, correspond with sedimentary and tuffaceous volcanic rocks (e.g., pelitic graphite, oxide, silicate and sulphide facies iron formation). These conductive zones, in most cases, are easily distinguished by having long, linear trains of conductors, some of which, lying in multiple parallel bands from their mafic intrusion-hosted Cu-Ni-PGM mineralization counterparts that are usually identifiable by short wavelength conductive zones with strong magnetic responses.

Drilling (Item 13)

A total of 21 diamond drill holes, totaling 6,009.4 metres, were drilled between March 28-April 13, 2001 and from June 6-August 27, 2001 (Figure 4 and 6). Downhole dip deviations in drill holes were determined by acid tests. Since there are no cut grids on the Property, the drill hole locations were determined using GPS-assisted coordinates.


N
W
E
S
Property Boundary
LH01-12
LH01-15
LH01-17
LH01-13
LH01-21
LH01-04
LH01-16
LH01-18
0
4
km
Aurora Platinum Corp.
Legend:
LH01-01
Drill Hole Location
Lansdowne House
Total Magnetics, Em Anomalies
and Drill Hole Locations
Figure: 6

The 2001 exploration program was carried out in three phases on the Lansdowne House Property. The first phase of the exploration started with a high-resolution airborne magnetic and EM (MEGATEM) survey flown in the winter followed by a first phase of reconnaissance diamond drilling (4 holes, totaling 1,114.5 m) in the spring. A much larger second phase of reconnaissance diamond drilling (17 holes totaling 4,894.9 m), geological mapping and lithogeochemical sampling program was conducted during the summer field season. This program, in addition to testing mineralized zones, was formulated to determine the stratigraphy of the LHIC. Figure 7 is a conceptual cross section based on the drilling campaign.

A total of 3,324 samples, representing 4285.9 metres of core, were taken and sent to the ALS Chemex, Mississauga, Ontario for assaying and whole rock geochemical analyses. All samples were analyzed for Pt, Pd, Au, Cu, Ni, Co, Ag, Pb and Zn. Selected oxide samples from drill hole LH01-10 were also analyzed for V, Ti, Fe, Cr and other trace elements.

A brief description of each drill hole is found in Appendix I. Significant Cu-Ni-PGM mineralization was intersected in DDH LH01-05 and 06, potential PGM reef-style mineralization was encountered in DDH LH01-02 and 20, and an oxide horizon with V-Ti mineralization was discovered in DDH LH01-10. Some interesting intersections of shear-hosted gold mineralization were intersected during the drill campaign as well as minor zinc mineralization related to volcano-sedimentary rocks.

Statement of Identification of Persons (Issuer or Contractor) Conducting the Surveys

A summary of exploration work conducted by Aurora and its contractors is listed in Table 4.

Table 4. Summary Of Exploration Work And The List Of Personnel.

Activities/Personnel	Date	Product/Comments
Fugro – Airborne EM (MEGATEM) and magnetic survey	January 14-19, 2001	Total field magnetic and EM anomaly maps
Phase-1 diamond drilling – Spring	March 21-April 20, 2001	4 holes, totaling 1114.5m
Phase-2 diamond drilling – Summer	June 1-August 31, 2001	17 holes, totaling 5894.9m
Geological mapping/ prospecting – Summer	June 1-July 1, 2001	Geology Map and lithogeochemical sampling (assay and whole rock)
Ike A. Osmani	March 21-April 20, 2001	Project Manager/

Activities/Personnel	Date	Product/Comments
	June 1-August 31, 2001	Independent Consultant
Jacques Samson	March 21-April 20, 2001 June 1-August 31, 2001	Project Geologist, Aurora
Duncan Quick	June 1-August 31, 2001	Mapping Geologist, Aurora
Steve Walsh	June 1-July 2, 2001	Student Geologist, Aurora
David Osmani	June 1-August 23, 2001	Geotechnician, Aurora
Bradley Brothers	March 21-April 20, 2001 June 1-August 31, 2001	Diamond Drilling Contractor
Ron Moonias	June 19-July 10, 2001 August 11-27, 2001	Environmental Officer, Resident of Neskatanga First Nation Community

Discussion and Interpretation

Mineral potential on the Property is associated with the layered mafic-ultramafic sequences of the LHIC, hosting numerous Cu-Ni-PGM occurrences. The LHIC is informally and broadly subdivided into three zones:

1) a predominantly ultramafic basal zone comprising layered peridotite-pyroxenite sequences in the Rowell Lake area within the northeastern part of the Property;

2) a middle zone, comprising predominantly cumulate gabbroic sequences (meso- to melanocratic gabbro±leucogabbro-gabbroic breccias) and minor ultramafic rocks within the Lavoie Lake-Lavoie Creek-Bartman lakes areas; and

3) an upper zone, consisting of predominantly leucogabbro-gabbro-magnetite cumulate sequences in the Gabbro Lake area near the northwestern Property boundary.

Figure 7 illustrates a generalized cross section of the LHIC as interpreted from the drill information.

The basal ultramafic rocks of the LHIC are almost barren in sulphides and would be considered a poor exploration target, based on current drill hole data, for Cu-Ni-PGM mineralization of economic interest. The gabbroic middle zone, the most significant part within the LHIC, is host to numerous occurrences and lower grade deposits of Cu-Ni±PGM. It has the best potential for hosting an ore body (or bodies) of economic interest.

CROSS - SECTION : Lansdowne Igneous Complex



A
NNW
A'
SSE
LH01-10
LH01-15
LH01-14
LH01-21
LH01-17
LH01-05
LH01-20
LH01-02
Cu-Ni-PGE
PGE reef
Cu-Ni-PGE
Undifferentiated Gabbros
Granitic basement rocks
(foliated to gneissic tonalite-quartz-diorite-granodiorite)
Gabbro, melagabbro
(cumulate to non-cumulate)
Layered gabbros +/- pyroxenite/hornblendite
Supracrustal rocks
(metavolcanics and sediments)
Gabbro breccia, varitextured gabbro
Diorite +/- quartz gabbro +/- quartz diorite
Ultramafic intrusive rocks
(peridotite, pyroxenite, hornblendite)
Cumulate mesocratic-leucocratic gabbro
(PGE - bearing reef)
Semi-massive to massive magnetite layer in
leucogabbro to anorthosite
Fault / shear
Base metal sulphide horizon (Cu - Ni +/- PGE)
LH01-14
Drill hole location
Stratigraphic younging direction
Syncline
0
1
2
kilometres
Horizontal Scale

Figure 7. Cross-section: Lansdowne Igneous Complex.

In the early 1970's, INCO delineated several zones of low grade Cu-Ni mineralization in the Lavoie Lake area underlain by the gabbroic middle zone of the LHIC. In 1992, KWG Resources/Spider Resources virtually re-drilled these deposits, all located outside of the Lansdowne House Property, confirming the INCO findings. Diamond drilling under the current program tested both INCO's findings and new adjacent areas discovering and/or re-discovering similar grades; however, potential exists for better grades both at depth and laterally. Under the current program, many drill holes intersected several broad, but lower grade mineralization that included multiple, narrow intercepts of better grade Cu, Ni and PGM's. Examples of this type of mineralization were observed in drill holes LH01-02, 03, 05 and 06. In drill hole LH01-06, a **220.6 m** intercept contained **0.23% Cu+Ni, 0.32 g/t Pd+Pt+Au**, and also includes **0.4% Cu+Ni, 0.3 g/t Pd+Pt+Au** over **39.0 m**. A highly anomalous broad zone of Cu-Ni-PGM mineralization was also intersected at 90.0m-167.0 m in drill hole LH01-02, which yielded **0.34% Cu+Ni, 0.22 g/t Pd+Pt+Au** over **77.0 m**. This included **0.81% Cu+Ni, 0.42 g/t Pd+Pt+Au** over **11.0 m** (90.0m-101.0m), **0.53% Cu+Ni, 0.32 g/t Pd+Pt+Au** over **42.6 m** (90.0m-132.6m), **0.73% Cu+Ni, 0.5 g/t Pd+Pt+Au** over **11.6 m** (121.0m-132.6m); and **1.43% Cu+Ni, 0.93 g/t Pd+Pt+Au** over **4.5 m** (128.1m-132.6m).

With regards to Pt-Pd mineralization, the gabbroic middle zone in the Lavoie Creek area holds best promise of hosting an economic ore body. INCO reported some values but no systematic sampling was conducted for PGM's. KWG Resources/Spider resources did not even analyze for the PGM's. Magnetic highs with flanking medium to low magnetic susceptibilities, with or without EM anomalies, were either disregarded or thought to be low priority targets by INCO. These supposedly low priority targets are proven at two locations by current drilling to be good geophysical targets for PGM mineralization. The medium to lower magnetic signatures generally corresponds with sulphide-poor, non-magnetic gabbros on the Property. Examples of these were revealed in drill holes LH01-02 and 20, where a non-magnetic, sulphide-poor (trace to 3% po-cp), medium- to coarse-grained cumulate meso- to leucocratic gabbro reef hosted **1.1 g/t Pd+Pt** over **4.5 m** and **1.04 g/t Pd+Pt** over **25.5 m**, respectively. Geochemically, the gabbro reef is moderately fractionated and characterized by higher Al_2O_3 (17.44 to 19.64 wt.%) and lower MgO (5.95 to 7.39 wt.%), TiO_2 (0.17 to 0.64% wt.%) and Fe_2O_3 (6.37 to 10.12 wt.%) compared to lower Al_2O_3 and higher MgO, TiO_2 and Fe_2O_3 in the non-reef gabbros. The chondrite normalized REE plots of gabbro reef also reflecting this fractionation trend by displaying moderate REE slopes (La/Yb=5) compared to flatter (La/Yb=<1-5) or steeper slopes (La/Yb=10) of least mineralized gabbros.

In DDH LH01-02 and LH01-20 (Figure 8), the reef occurs 70-80 m vertically above the sulphide-rich Cu-Ni zone, which corresponds well with strong EM anomalies. This can be used as a marker horizon in delineating the PGM mineralization in the Lavoie Creek and possibly to other areas on the Property. Using this as a guide to exploration, the PGM horizon can be extended by simply following the strong EM anomaly to the west north of Lavoie Creek, to northeast in the drill hole 5 area and then a small jog to southwest and back east-northeast towards the Lavoie Creek forming a large, and a small Z-shaped drag fold. The PGM mineralization may also extend further to the northeast in an area where Lavoie Creek drains into the wider water body, but since there

are no strong conductors to follow its presence here it cannot be interpreted with certainty. However, prospecting and lithogeochemical sampling in this area did reveal many anomalous Pd+Pt zones (12–260 ppb Pd+Pt) hosted by layered gabbro-anorthosite and coarse-grained gabbros, suggesting a possible extension of the PGM horizon in this area.

A previously unknown horizon of vanadium mineralization associated with semi-massive to massive magnetite cumulate within gabbro-leucogabbro-anorthosite sequences, representing the roof zone of the igneous complex, was in the Gabbro Lake area, near the northwestern Property boundary. Three intercepts containing near economic grades of vanadium and titanium oxides are: **0.34% V_2O_5** and **0.5% TiO_2** over **13.5 m** (126.0m-139.5m), **0.4% V_2O_5** and **0.42% TiO_2** over **6 m** (144.0m-150.0m) and **0.081% V_2O_5** and **0.27% TiO_2** over **3 m** (175.8m-178.0m). The average **V_2O_5/TiO_2** ratio from all three intercepts stands at **0.7**. These results were obtained from samples analyzed by the ICP partial digestion method. However, when randomly selected core samples from all three intercepts analyzed by the complete digestion method, all revealed higher values of **V_2O_5** (up to **0.81%**) and **TiO_2** (**8.2%**) than those determined earlier. These values are comparable to vanadium deposits being mined (0.47% to 1.4% V_2O_5) in the Bushveld Igneous Complex, South Africa and at the Windimurra Mine, Australia.

QUALITY ASSURANCE AND CONTROLS

Sampling Methodology and Reliability (Item 14)

For the Lansdowne Project drilling program, the drill core is split in half with a hydraulic core splitter. Half of the drill core is generally sampled in half metre, one-metre or one and a half metre intervals. The remaining half of the core is stored in drill racks at the Company's exploration camp at Bartman Lake. Lithogeochemical samples are panel sampled or channel sampled during mapping and prospecting to be representative of the outcrop.

Sample preparation, Analytical Procedures and Security (Item 15)

Aurora has implemented a quality control program to ensure best practice in the sampling and analysis of the drill core. The drill core and lithogeochemical samples are transported in security-sealed bags for preparation at ALS Chemex in Mississauga, Ontario.

Samples are dried, crushed and approximately 250 grams are pulverized to pass 75 microns. Pulps are shipped to the ALS Chemex laboratory in Vancouver, B.C. for analyses. Gold, platinum and palladium are analyzed by fire assay with an ICP finish. A gravimetric assay is done for gold values greater than 1000 ppb. Silver, copper, nickel and cobalt are initially digested in a partial extraction by aqua regia digestion and analyzed by atomic absorption. For values greater than 10,000 ppm a total digestion with atomic absorption finish is undertaken. Vanadium and titanium are either partially or totally digested and analyzed by ICP.


Aurora Platinum Corp.
Lansdowne Project
HOLE_ASSAY_SAMPLE
Depth Al
50
75
100
125
150
175
200
225
L20 PGM Reef
-34.64
-51.86
-134.83
-152.05

Figure 8

Figure 8. Drill section DDH LH01-20.

This ISO 9002 registered laboratory is preparing for ISO 17025 certification and has participated successfully in the CANMET PTP-MAL round robin program.

Data Corroboration Statement (Item 16)

The authors are satisfied that the geological controls, accuracy of surveying of drill collars and downhole orientation, the sampling methods and procedures, and the chain of custody met with the highest standards of best practice. Aurora is using a reputable, certified lab for their analysis and the analytical methods used for the project meets with industry standards.

In the authors' opinion, adequate quality control procedures are in place for the reconnaissance stage of the project. As the project advances to a resource development stage, further quality control procedures such as the insertion of blanks, standards, the analysis of pulp duplicates at different labs to detect analytical precision and the analysis of field duplicates to confirm sampling and analytical precision is recommended.

In the opinion of the authors, the computerized data management system utilized by Aurora is of the highest standards. The information is well organized, is backed up on a regular basis and produces high quality geological logs, sections and three-dimensional drawings.

MINERAL PROCESSING AND METALLURGICAL TESTING (ITEM 18)

No mineral processing or metallurgical studies have been undertaken at this stage of the project. Mineralogical studies were completed on the mineralized samples by Kishar Research. Scanning electron microscope studies have verified the main platinum-palladium ore mineral as michenerite, a (Pt, Pd) bismuth telluride. It occurs interstitially with Cu-Ni sulphides (pyrrhotite, pentlandite, chalcopyrite) and magnetite or with silicates associated spatially with very fine-grained pyrrhotite.

MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES (ITEM 19)

No mineral resource or mineral reserve estimates have been defined.

OTHER DATA, ADDITIONAL REQUIREMENTS & ILLUSTRATIONS (ITEMS 20, 25 & 26)

Items 20 and 25 are irrelevant and item 26 – illustrations are distributed through the report.

CONCLUSIONS AND RECOMMENDATIONS (ITEMS 21 & 22)

In summary:

1. The layered LHIC is a lopolith/sill-like body that consists of a basal ultramafic zone (peridotite-pyroxenite) overlain by middle mafic zone (cumulate meso- to melanocratic gabbro sequences) followed by mafic to intermediate upper/roof zone (diorite-leucogabbro-anorthosite-gabbro-magnetite cumulate),

2. PGM-dominated mineralization occurs in sulphide-poor, medium- to coarse-grained, plagioclase-rich gabbro reef (moderately fractionated with La/Yb=5) within the gabbroic middle zone of the LHIC,

3. Cu-Ni±PGM, which is associated with disseminated and net-textured semi-massive to massive sulphide, is hosted by cumulate meso- to melanocratic gabbros (La/Yb=<5) and associated breccias within the middle zone of the LHIC,

4. The economic potential for Cu-Ni-PGM mineralization is greater higher-up in the stratigraphy, as in DDH LH01-02, within the middle zone of the complex .

5. V-Ti mineralization, associated with disseminated to massive magnetite, is hosted by diorite-leucogabbro-anorthosite-gabbro-magnetite cumulate (La/Yb=11) in the upper/roof zone of the Complex, and

6. Ultramafic sequences (peridotite-pyroxenite, La/Yb=<1), which comprise the basal zone of the LHIC, contain virtually no sulphides and are deemed a poor host for Cu-Ni or PGM mineralization.

Based on the results of 2001 exploration program, the following recommendations are made for future work on the Lansdowne House Property:

1. Detailed ground magnetic and EM surveys are recommended to accurately delineate and extend the drift-covered PGM reef on strike from drill holes LH01-02 and LH01-20. The PGM reef, which is characterized by sulphide-poor, non-magnetic to weakly magnetic meso- to leucocratic gabbro, overlies (50-60m vertically) moderately to strongly magnetic, sulphide-rich meso- to melanocratic gabbro and associated breccias hosting the C-Ni mineralization. The recommended surveys will help delineate these units and associated mineralization on the basis of their geophysical responses.

2. The newly discovered V-Ti mineralization at Gabbro Lake should be explored for down dip and lateral extension to evaluate its full economic potential. The mineralization was intersected in drill hole LH01-10, hosted by gabbro-anorthosite-magnetite cumulate sequence within the roof zone of the LHIC. The mineralization is coincident with the axis (>8km long) of the BNMH and is

potentially prospective along its entire strike length. Since V-Ti mineralization is largely associated with semi-massive to massive oxide, diamond drilling would be the best way to explore this magnetic high.

3. The Cu-Ni mineralization occurs widely and extensively within the gabbroic sequences generally close to margins of gabbroic sills intruding the mafic metavolcanic sequences in the Lavoie Lake area. An extensive drilling program is recommended to evaluate these laterally extensive contact zones. Drilling to date suggests that potentially higher-grade base and precious metals may occur both laterally and/or at depth within the interior and along the margins of these gabbroic sills (0.8-2km wide and 8km long).

4. In order to carry out exploration works as set out above, a 5,000 m diamond drilling program is recommended in the year 2002. Of the 5,000 metres, at least 3,500 m is required to explore Cu-Ni-PGM in the Lavoie Lake-Lavoie Creek area and 1500 m should be allocated to properly evaluate the BNMH for potentially economic V-Ti mineralization.

A budget of $1.35 million would be required to complete this program as follows:

Helicopter-supported diamond drilling (5,000 metres @ $165/metre)	$825,000
Analytical costs (3,000 samples @ $25/sample)	75,000
Linecutting for survey grids (150 line km @ $265/line km)	39,750
Ground magnetic and EM surveys (150 line km @ $400/line km)	60,000
Geological and support labour (4 months –2 geologists/4 support)	130,000
Camp Costs, supplies, transportation and other	$100,000
SUB-TOTAL	**$1,229,750**
10% CONTINGENCY	**122,975**
TOTAL	**$1,352,725**

REFERENCES (ITEM 23)

Davis, D.W. and Stott, G.M.

2001: Geochronology of several greenstone belts in the Sachigo Subprovince, northwestern Ontario; Ontario Geological Survey, Open File Report 6070, p.18-1 to 18-13.

Duffell, S., MacLaren, A.S. and Holman, R.H.C.

1963: Red Lake-Lansdowne House Area (Bedrock Geology, Geophysical and Geochemical Investigations), Northwestern Ontario; Geological Survey of Canada, Paper 63-5, 15p.

Fugro Airborne Surveys, Ottawa, Ontario

2001: Logistics and Processing Report of the Airborne Magnetic and MEGATEM Electromagnetic Multicoil Survey of the Lansdowne House, Ontario, Canada for Aurora Platinum Corp., Job 680 March, 2001

Janse, A.J.A., Downie, I.F., Reed, L.E. and Sinclair, I.G.L.

1986: Exploration methods, petrology and geochemistry; *in* Extended Abstracts, Fourth International Kimberlite Conference, Perth Australia, 1986, p.469-471.

McInnes, W.

1911: Report on the part of the Northwest Territories of Canada drained by the Winisk and Upper Attawapiskat rivers; Geological Survey of Canada, Publication 1080.

Miller, A.

2001: The Layered Lansdowne House Intrusive Complex: Petrography and ore Microscopy of Selected Samples from the 2001 Drill Program, Thunder Bay Mining Division, Ontario, Volume I-III for Aurora Platinum Corp., Kishar Research Inc., Ottawa, Ontario, July 23, 2001.

Novak, N.D.

1984: Geologic Report – Lansdowne House area project; Unpublished Report, Assessment Files, Thunder Bay Resident Geologist Office.

Novak, N.D.

1992: The Blue Heron Project – Geological evaluation report prepared for Blue Falcon Mines Limited covering Springer-Lavoie Lake anomaly and Copping Lake anomaly, Assessment Files, Thunder Bay Resident Geologist Office.

Ontario Geological Survey

1991: Bedrock Geology of Ontario, Northern Sheet; Ontario Geological Survey, Map 2541, scale 1: 1 000 000.

Osmani, I.A.

1997: Geology and mineral potential: Greenwater Lake area, West-central Shebandowan greenstone belt; Ontario Geological Survey, Report 296, 135p.

1991: Proterozoic mafic dyke swarms in the Superior Province of Ontario; *in* Geology of Ontario, Ontario Geological Survey of Ontario, Special Volume 1, p. 431-446.

Osmani, I.A. and Stott, G.M.

1988: Regional-scale shear zones in Sachigo Subprovince and their economic significance; Ontario Geological Survey, Miscellaneous Paper 141, p.53-67.

Osmani, I.A., Stott, G.M., Sanborn-Barrie and Williams, H.R.

1989: Recognition of regional shear zones in south-central and northwestern Superior Province of Ontario and their economic significance; *in* Mineralization and Shear Zones, Geological Association of Canada, Short Course Notes, Volume 6, p. 199-218.

Prest, V.K.

1940a: Geology of the Rowlandson Lake area; Ontario Department of Mines, Volume 49, Part 8, p. 1-9.

1940b: Geology of the Wunnummin Lake area; Ontario Department of Mines, Volume 49, Part 8, p. 10-19.

1963: Red Lake-Lansdowne House area (Surficial Geology), Northwestern Ontario; Geological Survey of Canada, Paper 63-6, 23p.

Rowlandson, J.E.

1937: Report on Winisk River Mines Limited; Unpublished Annual Report, Assessment Files, Red Lake Resident Geologists Office.

Sage, R.P.

1991: Alkalic rock, carbonatite and kimberlite complexes of Ontario, Superior Province; *in* Geology of Ontario, Ontario Geological Survey of Ontario, Special Volume 1, p. 683-709.

Stott, G.M., Corfu, F., Breaks, F.W. and Thurston, P.C.

1989: Multiple orogenies in northwestern Superior Province; *in* Geological Association of Canada-Mineralogical Association of Canada, Program with Abstracts, v.14, p. A56.

Thurston, P.C., Osmani, I.A. and Stone, D.

1991: Northwestern Superior Province: Review and Terrane analysis; in Geology of Ontario, Ontario Geological Survey, Special Volume 4, Part 1, p. 81-142.

Thurston, P.C., Sage, R.P. and Siragusa, G.M.
1979: Geology of the Winisk Lake area; District of Kenora (Patricia Portion), Ontario Geological Survey, Geological Report 193, 169p.

Trusler, J.R.
1997: International precious Metals Corporation, Interpretation of the Max-Min II Horizontal Loop EM Survey on a Portion of the Big Trout Lake property, J.R. Trusler and Associates, June 9, 1997.

STATEMENT OF THE QUALIFIED PERSONS (ITEM 24)

I, Richard James Mazur do hereby certify that:

1. I am a Professional Geoscientist (P.Geo.) residing at 6011 Sunwood Drive, Delta, British Columbia V4E 2Y7,

2. I graduated from the University of Toronto with a B. Sc. (Geology) degree in 1975 and from Queen's University with a Masters of Business Administration degree in 1985,

3. I am a member of the Canadian Institute of Mining and Metallurgy (Mineral Economics Society), the Prospectors and Developers Association of Canada, the British Columbia and Yukon Chamber of Mines and a member of the Association of Professional Engineers and Geoscientists of British Columbia,

4. I have practiced my profession as an exploration geologist continuously since 1975 on base metal, precious metal, industrial minerals, coal and uranium projects in Canada, the United States, Guyana and the Dominican Republic,

5. I am an independent Consultant since 1992,

6. I am a Qualified Person,

7. I have not visited the Lansdowne Property and have been engaged primarily to compile the exploration program and results for inclusion in the Annual Information Form for Aurora Platinum Corp. (the "Company"),

8. I have relied on information provided on the Lansdowne Project under the supervision of Ike Osmani, P.Geo., co-author of this report,

9. I have relied on the Company's counsel for the legal status of mineral tenure and environmental liability,

10. As of the date of this certificate, I am not aware of any material fact or material change with regard to the Property that would make the report misleading,

11. I have read and understand National Instrument 43-101 and for the purposes of this report, I am not an independent Qualified Person as defined in Section 1.5 of the Instrument.

Signed and Sealed this 12th day of April, 2002 in the City of Vancouver.

____

Richard J. Mazur, P.Geo.

I, Ikram (Ike) A. Osmani do hereby certify that:

1) I am a Professional Geoscientist (P.Geo.) residing at 2640 South Lane Road, Sudbury, Ontario P3G 1C3,

2) I graduated with a B.Sc. (Geology) degree in 1971 from Lucknow University, India; and with an M.Sc. (Geology) degree in 1973 from Aligarh Muslim University, India,

3) I hold an M.Sc. degree in Geology with a major in Geophysics from the University of Windsor, Ontario, Canada (1982),

4) I am a member of the Association of Professional Engineers and Geoscientists of the Province of Manitoba, the Sudbury Geological Discussion Group, and a Fellow, in good standing, of the Geological Association of Canada,

5) I have been practicing my profession in Ontario since 1981,

6) I have practiced my profession as a mapping geologist and research geoscientist/geophysicist with the Ontario Geological Survey, and as an exploration geologist (as an employee and independent consultant) on precious and base metal projects with exploration/mining companies,

7) I am a Qualified Person,

8) the information contained in this report is based on my personal field observations, published data, and assessment data contained in the government files,

9) I have relied on the Company's (Aurora Platinum Corp.) counsel for the legal status of mineral tenure and environmental liability,

10) as of the date of this certificate, I am not aware of any material fact or material change with regard to the Property that would make the report misleading,

11) I have read and understood National Instrument 43-101 and for the purposes of this report, I am an independent Qualified Person as defined in Section 1.5 of the Instrument.

Signed and Sealed this 12th day of April, 2002 in the City of Sudbury, Ontario

Ikram (Ike) A. Osmani, M. Sc., FGAC, P. Geo.

APPENDIX I DRILL HOLE DESCRIPTIONS

LH01-01

Drill hole LH01-01 was designed to test easterly-trending, long, linear anomaly of medium to strong magnetic susceptibility with coincident multiple trains of EM conductors located south-southeast of Lavoie Creek within southeastern map area. The hole intersected interlayered felsic to intermediate volcaniclastic/pyroclastic, clastic and chemical metasedimentary sequences with subordinate mafic tuffaceous units.

LH01-02

LH01-02 was drilled to test west- to northwest-trending, conductors associated with high magnetic susceptibility and also to confirm the presence of Cu-Ni mineralization (L-13 Zone) intersected by INCO's historical diamond drill holes. The drill hole intersected alternating layers of cumulate meso- to leucocratic gabbro, plagioclase-phyric gabbro and gabbroic breccias with subordinate layers of hornblendite and xenoliths/rafts of country rocks.

LH01-03

The drill hole was designed to test the hook-shaped (fold nose?) EM conductors as defined by both the historical ground survey and the current airborne MEGATEM survey. These conductors are coincident with a magnetic anomaly of medium strength. Drill hole LH01-03 encountered a mixed lithologic package comprising of massive to layered mafic-ultramafic sequences (gabbro-melagabbro-hornblendite). The gabbros in the drill hole 3 tend to be more melanocratic compared to usually leucocratic phases observed in DDH LH01-02.

LH01-04

Drill hole LH01-04 was designed to test northwest-trending EM conductors coincident with contact between the magnetic high, the RLMH, and low. This contact is coincident with a similarly trending deformation zone, the RLSZ. The upper half of the hole is dominated by intermediate to felsic hypabyssal intrusive (feldspar porphyry) and metasedimentary (wacke to siltstone, pelitic graphite, silicate and sulphide facies iron formation) rocks. The lower half of the hole is dominated by layered ultramafic sequences, including peridotite, clinopyroxenite and hornblendite and subordinate gabbroic layers.

LH01-05

Drill hole LH01-05 was drilled across the geophysically interpreted northwest limb of the isoclinal fold underlying the Lavoie Creek area. The geophysical signatures (EM conductors and coincident anomaly of moderate magnetic susceptibility) and the gabbroic sequences intersected in the hole 5 are similar to those encountered in drill holes LH01-02 and 20, situated 0.9 to 1 km southeast of hole 5. These similarities suggest the rocks in these two areas occur at similar litho-structural level and their present sites probably occupying the respective limbs of the isoclinal fold.

The hole intersected predominantly medium- to coarse-grained, cumulate to non-cumulate meso- to melanocratic gabbro, gabbroic breccias, vari-textured and plagioclase-phyric gabbros with subordinate mafic metavolcanic rocks.

LH01-06

Drill hole LH01-06 was collared approximately 400 m north of Lavoie Lake to test the parasitic fold of S-symmetry as defined by the strong EM conductors. The conductors are coincident with a magnetic anomaly of moderate susceptibility. The drill hole LH01-06 is located approximately halfway between the L-11 North and L-11 East Cu-Ni zones that were drilled in the early seventies by INCO (Figure 4).

The hole intersected multiple zones of vari-textured gabbro and gabbro breccias alternating with predominantly medium- to coarse-grained, meso- to melanocratic gabbro.

LH01-07

Drill hole LH01-07, which is located approximately 300 m east of Lavoie Lake and 600 m northeast of INCO's M-12 Cu-Ni zone, was designed to test a series of east to east-northeast-trending, short curvy-linear EM conductors of high strength. These conductors are interpreted to be part of an approximately 2.6 km long, linear EM anomaly extending in east-southeasterly direction from northeast shore of Springer Lake to the drill hole LH01-07 area.

The drill hole intersected a complex mix sequence of gabbros-ultramafic-mafic metavolcanic rocks. Although majority of the samples returned higher background values of Cu, Ni and PGM's, no mineralization of economic significance was intersected in the drill hole.

LH01-08

Drill hole LH01-08 was designed to test an easterly-trending, 300 m long high strength EM conductor coincident with similar trending magnetic anomaly of high susceptibility. The upper half of the hole mainly comprised of mafic metavolcanic rocks (aphyric, plagioclase-phyric, variolitic and pillowed flows) with abundant, narrow sill-like bodies of mafic to ultramafic composition. The lower half of the hole is dominated by gabbro-ultramafic sequences.

LH01-09

Drill hole LH01-09 was drilled across northeast-trending magnetic high coincident with strong EM conductors. The hole intersected a complex mix of highly deformed and altered intrusive-extrusive rock sequences.

LH01-10

Drill hole LH01-10 was drilled to test the previously unexplored northeast-trending BNMH for stratigraphic information. It intersected a differentiated layered sequence of mafic cumulate intrusive rocks that range, top to bottom of the hole, from diorite-quartz diorite through leuco- and melanocratic gabbro with subordinate anorthosite-gabbroic anorthosite, magnetite-rich cumulate (semi-massive to massive), heterolithic vari-textured gabbro breccias and pyroxenite.

LH01-11

The drill hole LH01-11 was designed to test a northeast-trending historical EM anomaly (100m X 600m). The hole intersected predominantly gabbroic sequence, consisting of medium-to fine-grained gabbro, melagabbro, amphibolite and associated gabbroic breccias.

LH01-12

Drill hole LH01-12 was drilled across the contact of magnetic low and high within the BNMH. The magmatic stratigraphy revealed gabbro-ultramafic sequences at the bottom of the hole moving up hole into the gabbro-melagabbro sequences, which suggest the top to the northwest. This is consistent with the stratigraphic top determined in the hole LH01-10.

LH01-13

Drill hole LH01-13 was designed to test a northeast-trending, 500 m long EM conductor with a corresponding magnetic high along southeastern margin of the BNMH.

It intersected moderately to highly altered gabbros, intermediate to felsic hypabyssal intrusions and minor mafic metavolcanic rocks similar to those intersected in the LH01-09 situated approximately 2.4 km southeast.

LH01-14

Drill hole LH01-14 was designed to test the northeast-trending, linear EM conductors of high strength coincident with, and located along the northwest margin of the RLMH. The RLMH is a magnetic expression that corresponds with the ultramafic rocks, the base of the LHIC brought to the surface by uplifting and subsequent deep erosion.

It intersected a mixed package of extrusive-intrusive sequences that includes, from top to bottom of the hole, amygdaloidal to pillowed mafic flow, layered melagabbro-pyroxenite-melagabbro and altered mafic flow-clastic sediment-iron formation (oxide/sulphide facies)-mafic flow.

LH01-15

Drill hole LH01-15 was designed to test an approximately 3.0 km long, northeast-trending trains of EM conductors. This conductive target is different from others described above in that it associated with a magnetic low instead of high. It intersected predominantly clastic metasedimentary with subordinate mafic metavolcanic rocks. Trace to 3% sulphides (po, py) within a structural zone corresponds well with the EM conductors.

LH01-16

Drill hole LH01-16 was collared within the southwest margin of the RLMH near the contact with a magnetic low. The purpose of this hole was to determine the geological expression of this magnetic high and to evaluate the PGM potential that might occur along this magnetic contact. With the exception of a few narrow intermediate to felsic porphyry dykes, the entire hole is dominated by ultramafic rock sequences. These ultramafic rocks comprised of alternating layers of peridotite, pyroxenite and their altered equivalents.

LH01-17

Drill hole LH01-17 was designed to test the PGM potential along the geophysically interpreted contact zone between the mafic and ultramafic rocks of the LHIC. The hole, was collared into the magnetic low near the contact with the RLMH.

It intersected a layered melagabbro±gabbro-pyroxenite sequence at the top (31.7m-146.0m) and mafic metavolcanic rocks at the bottom (422.3m-480.7m), corresponding with the magnetic lows on either side of the hole.

LH01-18

The objective of drilling hole LH01-18 was the same as the LH01-17. The drill hole was intended to test the magnetic low-high contact for possible PGM mineralization related to mafic-ultramafic transitional zone. The hole was stopped at 170.3 m, falling short of its intended length of 450 m mainly because it went down dip into magnetic mafic amphibolite.

LH01-19

Drill hole LH01-19 was designed to test possible northeast extension of Cu-Ni-PGM horizon associated with strong EM conductors intersected in LH01-03. The EM conductors at both locations are coincident with a magnetic anomaly of moderate susceptibility.

It intersected predominantly gabbroic sequences that includes, from bottom to top of the hole, a medium-grained mesocratic gabbro with minor gradational layers of melagabbro to hornblendite/pyroxenite sequence (62.0m-287.7m), a heterolithic gabbro breccia zone (32.5m-62.0m) followed by massive to layered, cumulate to subcumulate mesocratic gabbro-melagabbro sequence (13.4m-32.5m).

LH01-20

Drill hole LH01-20 was collared 120 metres to the northwest of the hole LH01-02 to test down dip continuity of previously discovered Pd+Pt mineralization intersected at the top of the drill hole LH01-02.

It intersected gabbroic sequences (Figure 8) that includes a predominantly medium- to coarse-grained, locally pegmatitic and plagioclase-phyric, cumulate to non-cumulate meso- to leucocratic gabbroic sequences occurring in the upper half (28.7m-161.0m) and a vari-textured gabbro-breccia plagioclase-phyric gabbro sequences in the lower half of the hole (161.0m-206.0m). These sequences are similar to those encountered in the drill hole LH01-02. The gabbroic sequences within hole 2 and 20 are interpreted to overlie close to the ultramafic rocks of the LHIC as evident from the presence of numerous, thin ultramafic layers within predominantly gabbroic rocks hence, it may represent lower to middle portion of a middle gabbro zone within the LHIC.

LH01-21

Drill hole LH-01-21 was a stratigraphic hole testing the south-central RLMH. No EM conductors are associated with this magnetic high. It intersected layered ultramafic sequences across the entire length of the hole. These ultramafic rocks comprised of alternating, fine to coarse-grained peridotite and pyroxenite layers.

BCF 53-901F

SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE SECURITIES ACT (B.C.)
MATERIAL CHANGE REPORT UNDER SECTION 75(2) OF THE SECURITIES ACT (ONTARIO)
MATERIAL CHANGE REPORT UNDER SECTION 118(1) OF THE SECURITIES ACT (ALBERTA)

ITEM 1. REPORTING ISSUER

AURORA PLATINUM CORP. (the "**Company**")
Suite 1650, 701 West Georgia Street
Vancouver, British Columbia V7Y 1C6
Telephone: (604) 669 2525

ITEM 2. DATE OF MATERIAL CHANGE

December 17, 2002

ITEM 3. PRESS RELEASE

Issued December 17, 2002

ITEM 4. SUMMARY OF MATERIAL CHANGE

The Company and **Lake Shore Gold Corp. (LSG-TSXV)** have completed the transactions set out in the parties' Acquisition Agreement dated September 15, 2002 whereby Lake Shore acquired interests in certain mineral claims and related rights (the "Mineral Assets") held by Aurora in exchange for Lake Shore issuing to Aurora 13,000,000 common shares (the "Acquisition Shares") and 550,000 share purchase warrants (the "Acquisition Warrants"). The acquisition of the Mineral Assets constituted a reverse takeover ("RTO") transaction for Lake Shore under the policies of the TSX Venture Exchange (the "Exchange").

ITEM 5. FULL DESCRIPTION OF MATERIAL CHANGE

SEE ATTACHED NEWS RELEASE

ITEM 6. RELIANCE ON SECTION 85(2) OF THE SECURITES ACT (BRITISH COLUMBIA)
RELIANCE ON SECTION 75(3) OF THE SECURITES ACT (ONTARIO)
RELIANCE ON SECTION 118(2) OF THE SECURITES ACT (ALBERTA)

This report is not being filed on a confidential basis.

ITEM 7. OMITTED INFORMATION

There are no significant facts required to be disclosed herein which have been omitted.

ITEM 8. DIRECTOR/SENIOR OFFICER

Contact: Thmas W. Beattie, Vice President, Corporate Development

Telephone: 604 669 - 2525

ITEM 9. STATEMENT OF SENIOR OFFICER/DIRECTOR

The foregoing acc

"Thomas W. Beattie"
Thomas W. Beattie, Vice Presiden

03 DEC 22 AM 7:21

EXTENSION OF TERM AND REPRICING OF WARRANTS APPROVED

August 1, 2003

Vancouver, B.C.- **Aurora Platinum Corp. (ARP-TSXV)** announced today that the TSX Venture Exchange has consented to the extension of the term of the Company's Series E and F Share Purchase Warrants for one additional year and the reduction of the exercise price to $2.50.

Holders of the (i) 1,533,700 Series E Share Purchase Warrants will be entitled to purchase one share before August 6, 2004 at the reduced price of $2.50 per share and (ii) 115,000 Series F Warrants will be entitled to purchase one share before September 3, 2004 at the reduced price of $2.50.

Pursuant to Exchange policies, if the closing price for the Company's shares is $2.88 or greater for a period of 10 consecutive trading days then the holders of repriced warrants will have 30 days to exercise their warrants, otherwise their warrants will expire on the 31st day.

Aurora Platinum Corp. is actively exploring for nickel-copper-PGM deposits in Ontario and Quebec. The Company has an option/joint venture with Falconbridge Limited in the Sudbury District (Foy and Footwall properties) and option/joint ventures with Inco Limited including the AEM Project in northwestern Ontario and the AEM Abitibi Project in eastern Ontario/western Quebec and the Nickel Lake Project in the Sudbury District. Aurora is also aggressively exploring a number of 100%-owned properties in northwestern Ontario and in Québec.

-30-

For more information, please contact:
Daniel G. Innes, President & CEO
Thomas W. Beattie, VP, Corporate Development
Aurora Platinum Corp.
Suite 1650-701 West Georgia Street
Vancouver, BC Canada V7Y 1C6
Tel. (604) 687-7778 - Fax (604) 688-5175
E-mail info@auroraplatinum.com
www.auroraplatinum.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

BCF 53-901F

SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE SECURITIES ACT (B.C.)
MATERIAL CHANGE REPORT UNDER SECTION 75(2) OF THE SECURITIES ACT (ONTARIO)
MATERIAL CHANGE REPORT UNDER SECTION 118(1) OF THE SECURITIES ACT (ALBERTA)

ITEM 1. REPORTING ISSUER

AURORA PLATINUM CORP. (the "**Company**")
Suite 1650, 701 West Georgia Street
Vancouver, British Columbia
V7Y 1C6
Telephone: (604) 669 2525

ITEM 2. DATE OF MATERIAL CHANGE

July 31, 2003

ITEM 3. PRESS RELEASE

Issued August 1, 2003

ITEM 4. SUMMARY OF MATERIAL CHANGE

The Company announced today that the TSX Venture Exchange has consented to the extension of the term of the Company's Series E and F Share Purchase Warrants for one additional year and the reduction of the exercise price to $2.50.

Holders of the (i) 1,533,700 Series E Share Purchase Warrants will be entitled to purchase one share before August 6, 2004 at the reduced price of $2.50 per share and (ii) 115,000 Series F Warrants will be entitled to purchase one share before September 3, 2004 at the reduced price of $2.50.

ITEM 5. FULL DESCRIPTION OF MATERIAL CHANGE

SEE ATTACHED NEWS RELEASE

ITEM 6. RELIANCE ON SECTION 85(2) OF THE SECURITES ACT (BRITISH COLUMBIA)
RELIANCE ON SECTION 75(3) OF THE SECURITES ACT (ONTARIO)
RELIANCE ON SECTION 118(2) OF THE SECURITES ACT (ALBERTA)

This report is not being filed on a confidential basis.

ITEM 7. OMITTED INFORMATION

There are no significant facts required to be disclosed herein which have been omitted.

ITEM 8. DIRECTOR/SENIOR OFFICER

Contact: Thomas W. Beattie
Telephone: 604 669 - 2525

ITEM 9. STATEMENT OF SENIOR OFFICER/DIRECTOR

The foregoing accurately disc'

"Thomas W. Beattie"
Thomas W. Beattie, V.P., Corporate Developn

03 DEC 22 AM 7:21

	General Meeting of Shareholders	
vii.	Notice of Annual General Meeting	May 17, 2002
viii.	Management Information Circular	April 8, 2002
ix.	Computershare Annual General Meeting Advisement Letter to All Applicable Commissions & Exchanges	March 5, 2002
x.	Aurora Annual General Meeting Letter of Advisement to the Ontario, BC, Alberta, and Yukon Securities Commission	March 4, 2002

5. Filings with the TSXV and/or BC Securities Commission (not already listed)

i.	Annual Return Card Form	template
ii.	Beneficial Shareholder Request for Interim Financial Statements	2003
iii.	Technical Report	February 28, 2003
iv.	Technical Report	February 10, 2003
v.	Technical Report	February 4, 2003
vi.	Technical Report	February 3, 2003
vii.	Technical Report	January 30, 2003
viii.	Technical Report	February 6, 2003
ix.	Technical Report	October 18, 2002
x.	Report Pursuant to Section 101 of the Securities Act (Ontario) Section 111 of the Securities Act (BC) Section 141 of the Securities Act (Alberta) National Instrument 62-103	December 31, 2002
xi.	Form 13-502F1 – Annual Participation Fee for Reporting Issuers	December 31, 2002
xii.	Report Made Under Subsection 2.7(2) or (3) of Multilateral Instrument 45-102 Resale of Securities	September 9, 2002
xiii.	Report Pursuant to Section 101 of the Securities Act (Ontario) Section 111 of the Securities Act (BC) Section 141 of the Securities Act (Alberta) National Instrument 62-103	August 6, 2002
xiv.	Aurora Letter to the Quebec, BC, Alberta and Ontario Securities Commissions	July 25, 2002
xv.	Technical Report	May 15, 2002
xvi.	Technical Report	April 17, 2002
xvii.	Technical Report	April 12, 2002
xviii.	Report Made Under Subsection 2.7(2) or (3) of Multilateral Instrument 45-102 Resale of Securities	January 18, 2002

xxxiii.	Massive Nickel-Copper-PGM Sulphides Discovered at Nickel Lake, Foy Offset, Sudbury, Option/Joint Venture Agreement Signed with Inco Limited	May 15, 2002
xxxiv.	Aurora Platinum Corp. to Acquire Controlling Interest in Consolidated Ouro Brasil Ltd. In Exchange for Diamond Assets	April 4, 2002
xxxv.	Annual and Special Meeting	March 4, 2002
xxxvi.	Drilling to Commence on the Midrim-Belleterre-Angliers Nickel-Copper-PGM Project, Quebec	February 11, 2002
:xxvii.	Drilling to Commence on Footwall Property, Sudbury, Ontario	Fenruary 5, 2002
xxviii.	Aurora Platinum Closes a $600,000 Financing	January 18, 2002

3. Financial Statements and Annual Information Form

i.	Computershare Report Confirmation Letter	November 28, 2003
ii.	Form 51-901 F – Schedule A	November 28, 2003
iii.	Form 51-901 F – Schedule B&C	November 28, 2003
iv.	Computershare Report Confirmation Letter	August 28, 2003
v.	Form 51-901 F – Schedule A	August 28, 2003
vi.	Form 51-901 F – Schedule B&C	August 28, 2003
vii.	Computershare Report Confirmation Letter	May 28, 2003
viii.	Form 51-901F – Schedule A	May 28, 2003
ix.	Form 51-901F – Schedule B&C	May 28, 2003
x.	Computershare Report Confirmation Letter	April 25, 2003
xi.	Form 51-901 F – Schedule A	April 23, 2003
xii.	Form 51-901 F – Schedule B&C	April 23, 2003
xiii.	Annual Information Form	April 7, 2003
xiv.	Computershare Report Confirmation Letter	November 29, 2002
xv.	Form 51-901F – Schedule A	November 15, 2002
xvi.	Form 51-901 F – Schedule B&C	November 15, 2002
xvii.	Computershare Report Confirmation Letter	August 28, 2002
xviii.	Form 51-901 F – Schedule A	August 16, 2002
xix.	Form 51-901 F – Schedule B&C	August 16, 2002
xx.	Computershare Report Confirmation Letter	May 29, 2002
xxi.	Form 51-901 F – Schedule A	May 28, 2002
xxii.	Form 51-901 F – Schedule B & C	May 28, 2002
xxiii.	Annual Information Form	May 15, 2002
xxiv.	Computershare Report Confirmation Letter	April 11, 2002
xxv.	Computershare Report Confirmation Letter	April 11, 2002
xxvi.	Form 51-901F – Schedule A	March 27, 2002
xxvii.	Form 51-901 F – Schedule B & C	March 27, 2002
xxviii.	Annual Report	2002

4. Annual General Meeting Material

i.	Proxy Solicited by Management of the Company for the Annual Meeting of Shareholders	June 4, 2003
ii.	Notice of Annual General Meeting of Shareholders	June 4, 2003
iii.	Management Information Circular	April 14, 2003
iv.	Computershare Annual General Meeting Advisement Letter to All Applicable Commissions & Exchanges	March 20, 2003
v.	Aurora Annual General Meeting Letter of Advisement to the Ontario, BC, Alberta, Yukon and Quebec Securities Commission	March 19, 2003
vi.	Proxy Solicited by Management of the Company for the Annual	May 17, 2002

	Securities Act (Ontario) and under Section 118(1) of the Securities Act (Alberta)	
xiv.	Material Change Report Under Section 85(1) of the Securities Act (BC) and under Section 75(2) of the Securities Act (Ontario) and under Section 118(1) of the Securities Act (Alberta)	January 2, 2002

2. News Releases

i.	Extension of Term of Warrants Approved	December 11, 2003
ii.	Application Made to Extend term of Warrants	December 10, 2003
iii.	Aurora Platinum Corp. Grants Stock Options	December 3, 2003
iv.	Aurora Exercises Option to Form Joint Venture With Falconbridge	August 12, 2003
v.	Extension of Term and Repricing of Warrants Approved	August 1, 2003
vi.	Application Made to Extend Term of and Reprice Warrants	July 22, 2003
vii.	Aurora Acquires Nickel Property, Timmins Area, Ontario	May 20, 2003
viii.	Aurora to Participate with Inco in Eight Nickel-Copper-PGM Properties, Timmins Area, Ontario	April 22, 2003
ix.	Annual and Special Meeting	March 19, 2003
x.	Aurora Signs Data Acquisition Agreement With Inco	February 26, 2003
xi.	Aurora Commences Drilling on Landsdowne PGM Project Ontario	February 13, 2003
xii.	Drill Results – Nickel Lake Joint Venture Sudbury, Ontario	February 12, 2003
xiii.	Superior Closes a $500,000 Financing	December 31, 2002
xiv.	Aurora Platinum Acquires Controlling Interest in Lake Shore gold Corp. in Exchange for Mineral Assets	December 17, 2002
xv.	Extension of Term of Warrants Approved	December 16, 2002
xvi.	Application Made to Extend Term of Warrants	December 12, 2002
xvii.	Series B Warrants Not Extended	November 6, 2002
xviii.	Application Made to Extend Term of Warrants	November 1, 2002
xix.	Footwall Property Review Aurora/Falconbridge Option, Sudbury	October 16, 2002
xx.	New Director Appointed	September 20, 2002
xxi.	Aurora Platinum Closes a Financing	September 3, 2002
xxii.	Aurora Platinum Acquires Controlling Interest in Consolidated Ouro Brasil in Exchange for Kimberlite Assets	August 29, 2002
xxiii.	Aurora Platinum Proposes a $1.22 Million Financing	August 19, 2002
xxiv.	Aurora Platinum's Board of Directors	August 15, 2002
xxv.	Exploration Capital Partners Limited Partnership, Exploration Capital Partners 2000 Limited Partnership	August 8, 2002
xxvi.	Aurora Platinum Closes a $8.2 Million Financing	August 6, 2002
xxvii.	Aurora Platinum to Acquire Controlling Interest in Consolidated Takepoint in Exchange for Mineral Assets	July 31, 2002
xxviii.	Aurora Platinum Proposes a $15.3 Million Financing	July 12, 2002
xxix.	Footwall Property Update – Aurora/Falconbridge Joint Venture, Sudbury	July 11, 2002
xxx.	Aurora Commences Work on Crazy Creek Copper-PGM Zone – Foy Offset Property, Sudbury	July 10, 2002
xxxi.	Aurora Signs Second Airborne Geophysical Acquisition Agreement with Inco	June 21, 2002
xxxii.	Aurora Appoints New President and Vice President, Exploration	June 10, 2002

	General Meeting of Shareholders	
vii.	Notice of Annual General Meeting	May 17, 2002
viii.	Management Information Circular	April 8, 2002
ix.	Computershare Annual General Meeting Advisement Letter to All Applicable Commissions & Exchanges	March 5, 2002
x.	Aurora Annual General Meeting Letter of Advisement to the Ontario, BC, Alberta, and Yukon Securities Commission	March 4, 2002

5. Filings with the TSXV and/or BC Securities Commission (not already listed)

i.	Annual Return Card Form	template
ii.	Beneficial Shareholder Request for Interim Financial Statements	2003
iii.	Technical Report	February 28, 2003
iv.	Technical Report	February 10, 2003
v.	Technical Report	February 4, 2003
vi.	Technical Report	February 3, 2003
vii.	Technical Report	January 30, 2003
viii.	Technical Report	February 6, 2003
ix.	Technical Report	October 18, 2002
x.	Report Pursuant to Section 101 of the Securities Act (Ontario) Section 111 of the Securities Act (BC) Section 141 of the Securities Act (Alberta) National Instrument 62-103	December 31, 2002
xi.	Form 13-502F1 – Annual Participation Fee for Reporting Issuers	December 31, 2002
xii.	Report Made Under Subsection 2.7(2) or (3) of Multilateral Instrument 45-102 Resale of Securities	September 9, 2002
xiii.	Report Pursuant to Section 101 of the Securities Act (Ontario) Section 111 of the Securities Act (BC) Section 141 of the Securities Act (Alberta) National Instrument 62-103	August 6, 2002
xiv.	Aurora Letter to the Quebec, BC, Alberta and Ontario Securities Commissions	July 25, 2002
xv.	Technical Report	May 15, 2002
xvi.	Technical Report	April 17, 2002
xvii.	Technical Report	April 12, 2002
xviii.	Report Made Under Subsection 2.7(2) or (3) of Multilateral Instrument 45-102 Resale of Securities	January 18, 2002

BCF 53-901F

SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE SECURITIES ACT (B.C.)
MATERIAL CHANGE REPORT UNDER SECTION 75(2) OF THE SECURITIES ACT (ONTARIO)
MATERIAL CHANGE REPORT UNDER SECTION 118(1) OF THE SECURITIES ACT (ALBERTA)

ITEM 1. REPORTING ISSUER

AURORA PLATINUM CORP. (the "**Company**")
Suite 1650, 701 West Georgia Street
Vancouver, British Columbia
V7Y 1C6
Telephone: (604) 669 2525

ITEM 2. DATE OF MATERIAL CHANGE

July 31, 2003

ITEM 3. PRESS RELEASE

Issued August 1, 2003

ITEM 4. SUMMARY OF MATERIAL CHANGE

The Company announced today that the TSX Venture Exchange has consented to the extension of the term of the Company's Series E and F Share Purchase Warrants for one additional year and the reduction of the exercise price to $2.50.

Holders of the (i) 1,533,700 Series E Share Purchase Warrants will be entitled to purchase one share before August 6, 2004 at the reduced price of $2.50 per share and (ii) 115,000 Series F Warrants will be entitled to purchase one share before September 3, 2004 at the reduced price of $2.50.

ITEM 5. FULL DESCRIPTION OF MATERIAL CHANGE

SEE ATTACHED NEWS RELEASE

ITEM 6. RELIANCE ON SECTION 85(2) OF THE SECURITES ACT (BRITISH COLUMBIA)
RELIANCE ON SECTION 75(3) OF THE SECURITES ACT (ONTARIO)
RELIANCE ON SECTION 118(2) OF THE SECURITES ACT (ALBERTA)

This report is not being filed on a confidential basis.

ITEM 7. OMITTED INFORMATION

There are no significant facts required to be disclosed herein which have been omitted.

ITEM 8. DIRECTOR/SENIOR OFFICER

Contact: Thomas W. Beattie
Telephone: 604 669 - 2525

ITEM 9. STATEMENT OF SENIOR OFFICER/DIRECTOR

The foregoing accurately disc'

"Thomas W. Beattie"
Thomas W. Beattie, V.P., Corporate Developn

03 DEC 22 7:21

DATED at Vancouver, British Columbia, this 1st day of August 2003.



EXTENSION OF TERM AND REPRICING OF WARRANTS APPROVED

August 1, 2003

Vancouver, B.C.- **Aurora Platinum Corp. (ARP-TSXV)** announced today that the TSX Venture Exchange has consented to the extension of the term of the Company's Series E and F Share Purchase Warrants for one additional year and the reduction of the exercise price to $2.50.

Holders of the (i) 1,533,700 Series E Share Purchase Warrants will be entitled to purchase one share before August 6, 2004 at the reduced price of $2.50 per share and (ii) 115,000 Series F Warrants will be entitled to purchase one share before September 3, 2004 at the reduced price of $2.50.

Pursuant to Exchange policies, if the closing price for the Company's shares is $2.88 or greater for a period of 10 consecutive trading days then the holders of repriced warrants will have 30 days to exercise their warrants, otherwise their warrants will expire on the 31st day.

Aurora Platinum Corp. is actively exploring for nickel-copper-PGM deposits in Ontario and Quebec. The Company has an option/joint venture with Falconbridge Limited in the Sudbury District (Foy and Footwall properties) and option/joint ventures with Inco Limited including the AEM Project in northwestern Ontario and the AEM Abitibi Project in eastern Ontario/western Quebec and the Nickel Lake Project in the Sudbury District. Aurora is also aggressively exploring a number of 100%-owned properties in northwestern Ontario and in Québec.

-30-

For more information, please contact:
Daniel G. Innes, President & CEO
Thomas W. Beattie, VP, Corporate Development
Aurora Platinum Corp.
Suite 1650-701 West Georgia Street
Vancouver, BC Canada V7Y 1C6
Tel. (604) 687-7778 - Fax (604) 688-5175
E-mail info@auroraplatinum.com
www.auroraplatinum.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

BCF 53-901F

SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE SECURITIES ACT (B.C.)
MATERIAL CHANGE REPORT UNDER SECTION 75(2) OF THE SECURITIES ACT (ONTARIO)
MATERIAL CHANGE REPORT UNDER SECTION 118(1) OF THE SECURITIES ACT (ALBERTA)

ITEM 1. REPORTING ISSUER

AURORA PLATINUM CORP. (the "**Company**")
Suite 1650, 701 West Georgia Street
Vancouver, British Columbia V7Y 1C6
Telephone: (604) 669 2525

ITEM 2. DATE OF MATERIAL CHANGE

December 17, 2002

ITEM 3. PRESS RELEASE

Issued December 17, 2002

ITEM 4. SUMMARY OF MATERIAL CHANGE

The Company and **Lake Shore Gold Corp. (LSG-TSXV)** have completed the transactions set out in the parties' Acquisition Agreement dated September 15, 2002 whereby Lake Shore acquired interests in certain mineral claims and related rights (the "Mineral Assets") held by Aurora in exchange for Lake Shore issuing to Aurora 13,000,000 common shares (the "Acquisition Shares") and 550,000 share purchase warrants (the "Acquisition Warrants"). The acquisition of the Mineral Assets constituted a reverse takeover ("RTO") transaction for Lake Shore under the policies of the TSX Venture Exchange (the "Exchange").

ITEM 5. FULL DESCRIPTION OF MATERIAL CHANGE

SEE ATTACHED NEWS RELEASE

ITEM 6. RELIANCE ON SECTION 85(2) OF THE SECURITES ACT (BRITISH COLUMBIA)
RELIANCE ON SECTION 75(3) OF THE SECURITES ACT (ONTARIO)
RELIANCE ON SECTION 118(2) OF THE SECURITES ACT (ALBERTA)

This report is not being filed on a confidential basis.

ITEM 7. OMITTED INFORMATION

There are no significant facts required to be disclosed herein which have been omitted.

ITEM 8. DIRECTOR/SENIOR OFFICER

Contact: Thmas W. Beattie, Vice President, Corporate Development

Telephone: 604 669 - 2525

ITEM 9. STATEMENT OF SENIOR OFFICER/DIRECTOR

The foregoing acc

"Thomas W. Beattie"
Thomas W. Beattie, Vice Presiden

03 DEC 22 ... 7:21

DATED at Vancouver, British Columbia, this 17th day of December 2002.

AURORA PLATINUM CORP.
LAKE SHORE GOLD CORP.

AURORA PLATINUM ACQUIRES CONTROLLING INTEREST IN LAKE SHORE GOLD CORP. IN EXCHANGE FOR MINERAL ASSETS

December 17, 2002

Vancouver, B.C. – Aurora Platinum Corp. (ARP-TSXV) and **Lake Shore Gold Corp. (LSG-TSXV)** have completed the transactions set out in the parties' Acquisition Agreement dated September 15, 2002 whereby Lake Shore acquired interests in certain mineral claims and related rights (the "Mineral Assets") held by Aurora in exchange for Lake Shore issuing to Aurora 13,000,000 common shares (the "Acquisition Shares") and 550,000 share purchase warrants (the "Acquisition Warrants"). The acquisition of the Mineral Assets constituted a reverse takeover ("RTO") transaction for Lake Shore under the policies of the TSX Venture Exchange (the "Exchange").

Lake Shore, formerly Consolidated Takepoint Ventures Ltd., is anticipated to resume trading on the Exchange under the symbol LSG at the opening of trading on Wednesday December 18, 2002.

Concurrent with and part and parcel of the acquisition of the Mineral Assets and the RTO, Lake Shore completed a private placement (the "Private Placement") and raised $1 million through the sale of 5,555,556 units at $0.18 per unit. Each unit consisted of one common share and one half of a common share purchase warrant, with each full share purchase warrant entitling the holder to buy one common share at $0.36 within 12 months after closing. The proceeds of the Private Placement will be applied to initial exploration work on the Mineral Assets and for general corporate purposes. Haywood Securities Inc. acted as agent in the Private Placement and received a cash commission of 7.5% of the gross proceeds and 555,555 agent's warrants.

The Acquisition Shares and Acquisition Warrants issued to Aurora are subject to escrow restrictions in accordance with the policies of the Exchange, as well as resale restrictions applicable to control persons under applicable securities laws. Each Acquisition Warrant will allow Aurora to purchase one share of Lake Shore for $0.24 for two years from issuance.

As disclosed in the News Release dated July 31, 2002, all of the directors of Lake Shore except Anthony Harvey resigned from the Board of Directors of Lake Shore upon completion of the RTO, and John G. Paterson, Thomas W. Beattie, and Michael D. Winn, nominees of Aurora, were appointed to the Board of Directors of Lake Shore In addition, John G. Paterson has been appointed as President, Parkash K. Athwal as Chief Financial Officer and Susy Horna as Secretary.

Lake Shore currently has 21,231,857 shares outstanding (28,205,190 shares on a fully diluted basis). The 13,000,000 Acquisition Shares held by Aurora represent 61.23% of the said outstanding shares and 46.09% of the shares on a fully diluted basis. Under the terms of the Acquisition Agreement, Aurora has the right to maintain a 58% equity interest in Lake Shore by participating in further equity financings so long as Aurora holds at least 20% of the issued shares of Lake Shore.

Lake Shore has adopted a stock option plan and shareholders approved that 4,246,373 shares may be issued under the plan, of which 3,090,000 were granted at the closing of the RTO. Also, the auditors of Lake Shore were changed from G. Ross McDonald to Deloitte & Touche LLP effective as of the closing and the Company's financial year end changed from June 30 to December 31.

The Mineral Assets which Lake Shore acquired comprise (a) interests in 72 claim blocks (covering 940 hectares) staked by Aurora in an area of northern Ontario, and (b) rights to related proprietary geophysical, geological and structural information. Pursuant to the Acquisition Agreement, Lake Shore has certain mineral exploration and development rights in the area, except kimberlites and diamonds, subject to certain back-in rights and a 1.5% net smelter return royalty held by a third party.

Independent geophysical consultants for Aurora reviewed and compiled proprietary airborne magnetic/electromagnetic data over all of the claim blocks. Mineral targets were modelled from the

proprietary airborne data and geological data compilation. A helicopter and fixed wing supported geological reconnaissance program was conducted from June to September 2002. Geological mapping, prospecting, lithogeochemical sampling and glacial till sampling was conducted as part of the exploration program. Significant exploration activity in some of the claim areas has been conducted by a number of other companies.

The properties acquired by Lake Shore are prospective for shear-hosted gold deposits, volcanogenic massive sulphide deposits and other base metal deposits associated with layered mafic-ultramafic complexes. A two phase exploration program for the property is recommended with an expenditure of $408,000 in Phase 1 for linecutting and ground geophysical surveying followed by a $600,000 Phase II drilling program depending on the results obtained in the Phase I program.

Aurora Platinum Corp. is actively exploring for nickel-copper-platinum-palladium deposits in Ontario and Quebec. The Company has properties under option with Falconbridge Limited in Sudbury District (Foy and Footwall properties) and option with Inco Limited (AEM Project) covering a large area in Northern Ontario and in the Sudbury District (Nickel Lake Project). Aurora is also exploring a number of the 100% owned properties in northwestern Ontario, and the Midrim/Belleterre/Angliers project in Quebec.

Some of the statements in this news release contain forward-looking information, which involves inherent risk and uncertainty affecting the businesses of Lake Shore and Aurora. Actual results may differ materially from those currently anticipated in such statements.

- 30 -

For more information, please contact:
Daniel G. Innes, President
Aurora Platinum Corp.
Suite 1650-701 West Georgia Street
Vancouver, BC V7Y 1C6, Canada
Tel. (604) 687-7778 – Fax (604) 688-5175
www.auroraplatinum.com
email: info@auroraplatinum.com

For more information, please contact:
Thomas W. Beattie, Director
Lake Shore Gold Corp.
PO Box 54060
Suite 1515, 700 West Pender Street
Vancouver, BC V6C 3P4, Canada
Tel. (604) 806-0667/Fax (604) 688-5175

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

BCF 53-901F

SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE SECURITIES ACT (B.C.)
MATERIAL CHANGE REPORT UNDER SECTION 75(2) OF THE SECURITIES ACT (ONTARIO)
MATERIAL CHANGE REPORT UNDER SECTION 118(1) OF THE SECURITIES ACT (ALBERTA)

ITEM 1. REPORTING ISSUER

AURORA PLATINUM CORP. (the "**Company**")
Suite 1650, 701 West Georgia Street
Vancouver, British Columbia
V7Y 1C6
Telephone: (604) 669 2525

ITEM 2. DATE OF MATERIAL CHANGE

December 13, 2002

ITEM 3. PRESS RELEASE

Issued December 16, 2002.

ITEM 4. SUMMARY OF MATERIAL CHANGE

The Company announced today that the TSX Venture Exchange has consented to the extension in the expiry date of the the Company's Series C Share Purchase Warrants for an additional one year. Holders of the 117,500 Series C Warrants will be entitled to purchase one common share at a price of $4.00 per share up to December 31, 2003.

ITEM 5. FULL DESCRIPTION OF MATERIAL CHANGE

SEE ATTACHED NEWS RELEASE

ITEM 6. RELIANCE ON SECTION 85(2) OF THE SECURITES ACT (BRITISH COLUMBIA)
RELIANCE ON SECTION 75(3) OF THE SECURITES ACT (ONTARIO)
RELIANCE ON SECTION 118(2) OF THE SECURITES ACT (ALBERTA)

This report is not being filed on a confidential basis.

ITEM 7. OMITTED INFORMATION

There are no significant facts required to be disclosed herein which have been omitted.

ITEM 8. DIRECTOR/SENIOR OFFICER

Contact: Thomas W. Beattie
Telephone: 604 669 - 2525

ITEM 9. STATEMENT OF SENIOR OFFICER/DIRECTOR

The foregoing accurately discloses the material change referred to herein.

"Thomas W. Beattie"
Thomas W. Beattie, V.P., Corporate Development

DATED at Vancouver, British Columbia, this 16th day of December 2002.

EXTENSION OF TERM OF WARRANTS APPROVED

December 16, 2002

Vancouver, BC, Aurora Platinum Corp. (ARP-TSXV) announced today that the TSX Venture Exchange has consented to the extension in the expiry date of the the Company's Series C Share Purchase Warrants for an additional one year. Holders of the 117,500 Series C Warrants will be entitled to purchase one common share at a price of $4.00 per share up to December 31, 2003.

Aurora Platinum Corp. is actively exploring for nickel-copper-platinum-palladium deposits in Ontario and Quebec. The Company has properties under option with Falconbridge Limited in Sudbury District (Foy and Footwall properties) and option with Inco Limited (AEM Project) covering a large area in Northern Ontario and in the Sudbury District (Nickel Lake Project). Aurora is also exploring a number of the 100% owned properties in northwestern Ontario, and the Midrim/Belleterre/Angliers project in Quebec.

- 30 -

For more information, please contact:

Daniel G. Innes, President & CEO
Thomas W. Beattie, V.P., Corporate Development
Aurora Platinum Corp.
Suite 1650-701 West Georgia Street
Vancouver, B.C. Canada V7Y 1C6
Tel. (604) 687-7778 – Fax (604) 688-5175
www.auroraplatinum.com
email: info@auroraplatinum.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

BCF 53-901F

SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE SECURITIES ACT (B.C.)
MATERIAL CHANGE REPORT UNDER SECTION 75(2) OF THE SECURITIES ACT (ONTARIO)
MATERIAL CHANGE REPORT UNDER SECTION 118(1) OF THE SECURITIES ACT (ALBERTA)

ITEM 1. REPORTING ISSUER

AURORA PLATINUM CORP. (the "**Company**")
Suite 1650, 701 West Georgia Street
Vancouver, British Columbia
V7Y 1C6
Telephone: (604) 669 2525

ITEM 2. DATE OF MATERIAL CHANGE

September 20, 2002

ITEM 3. PRESS RELEASE

Issued September 20, 2002.

ITEM 4. SUMMARY OF MATERIAL CHANGE

The Company is pleased to announce that the Board of Directors has appointed Mr. Alan C. Moon to fill a vacancy in the board.

ITEM 5. FULL DESCRIPTION OF MATERIAL CHANGE

SEE ATTACHED NEWS RELEASE

ITEM 6. RELIANCE ON SECTION 85(2) OF THE SECURITES ACT (BRITISH COLUMBIA)
RELIANCE ON SECTION 75(3) OF THE SECURITES ACT (ONTARIO)
RELIANCE ON SECTION 118(2) OF THE SECURITES ACT (ALBERTA)

This report is not being filed on a confidential basis.

ITEM 7. OMITTED INFORMATION

There are no significant facts required to be disclosed herein which have been omitted.

ITEM 8. DIRECTOR/SENIOR OFFICER

Contact: Thomas W. Beattie
Telephone: 604 669 - 2525

ITEM 9. STATEMENT OF SENIOR OFFICER/DIRECTOR

The foregoing accurately discloses the material change referred to herein.

"Thomas W. Beattie"
Thomas W. Beattie, V.P., Corporate Development

DATED at Vancouver, British Columbia, this 23rd day of September 2002.

New Director Appointed

September 20, 2002

Vancouver, B.C. – **Aurora Platinum Corp. (ARP-TSXV)** is pleased to announce that the Board of Directors has appointed Mr. Alan C. Moon to fill a vacancy in the board. Mr. Moon is a senior executive with significant resource experience internationally and domestically, and brings to the Board a strong and diversified business background. Mr. Moon serves on the Board of Directors of a number of other public and private companies.

Aurora Platinum Corp. is actively exploring for nickel-copper-platinum-palladium deposits in Ontario and Quebec. The Company has a joint venture with Falconbridge Limited in the Sudbury District (Foy and Footwall properties) and joint ventures with Inco Limited (AEM Project) covering a large area in northern Ontario and the Nickel Lake Property, in Sudbury, Ontario. Aurora is also exploring its 100%-owned properties in northwestern Ontario, and the Midrim/Belleterre/Angliers project in Quebec.

- 30 -

For more information, please contact:

Daniel G. Innes, President & CEO
Thomas W. Beattie, VP, Corporate Development
Aurora Platinum Corp.
Suite 1650-701 West Georgia Street
Vancouver, B.C. Canada V7Y 1C6
Tel. (604) 687-7778 – Fax (604) 688-5175
www.auroraplatinum.com
email: info@auroraplatinum.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

BCF 53-901F

SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE SECURITIES ACT (B.C.)
MATERIAL CHANGE REPORT UNDER SECTION 75(2) OF THE SECURITIES ACT (ONTARIO)
MATERIAL CHANGE REPORT UNDER SECTION 118(1) OF THE SECURITIES ACT (ALBERTA)

ITEM 1. REPORTING ISSUER

AURORA PLATINUM CORP. (the "**Company**")
Suite 1650, 701 West Georgia Street
Vancouver, British Columbia
V7Y 1C6
Telephone: (604) 669 2525

ITEM 2. DATE OF MATERIAL CHANGE

September 3, 2002

ITEM 3. PRESS RELEASE

Issued September 3, 2002

ITEM 4. SUMMARY OF MATERIAL CHANGE

The Company announced announced that the proposed non-brokered private placement disclosed on August 19, 2002 has now closed and it has received gross proceeds of $419,750 from subscribers purchasing 115,000 Units at $3.65 per unit.

Each Unit consisted of one common share and one purchase warrant. Each share purchase warrant will entitle the holder to buy one common share for $4.75 within 12 months after closing.

ITEM 5. FULL DESCRIPTION OF MATERIAL CHANGE

SEE ATTACHED NEWS RELEASE

ITEM 6. RELIANCE ON SECTION 85(2) OF THE SECURITES ACT (BRITISH COLUMBIA)
RELIANCE ON SECTION 75(3) OF THE SECURITES ACT (ONTARIO)
RELIANCE ON SECTION 118(2) OF THE SECURITES ACT (ALBERTA)

This report is not being filed on a confidential basis.

ITEM 7. OMITTED INFORMATION

There are no significant facts required to be disclosed herein which have been omitted.

ITEM 8. DIRECTOR/SENIOR OFFICER

Contact:	Thomas W. Beattie, Vice President, Corporate Development
Telephone:	604 669 - 2525

ITEM 9. STATEMENT OF SENIOR OFFICER/DIRECTOR

The foregoing accurately discloses the material change referred to herein.

"Thomas W. Beattie"
Thomas W. Beattie, Vice President, Corporate Development

DATED at Vancouver, British Columbia, this 3rd day of September 2002.

AURORA PLATINUM CLOSES A FINANCING

September 3, 2002

Vancouver, B.C. – **Aurora Platinum Corp. (ARP-TSX Venture)** today announced that the proposed non-brokered private placement disclosed on August 19, 2002 has now closed and it has received gross proceeds of $419,750 from subscribers purchasing 115,000 Units at $3.65 per unit.

Each Unit consisted of one common share and one purchase warrant. Each share purchase warrant will entitle the holder to buy one common share for $4.75 within 12 months after closing. Gross proceeds will be used by Aurora for ongoing exploration and development programs and general working capital. No finders' fee was paid regarding the private placement.

Aurora Platinum Corp. is actively exploring for nickel-copper-platinum-palladium deposits in Ontario and Quebec. The Company has a joint venture with Falconbridge Limited in the Sudbury District (Foy and Footwall properties) and joint ventures with Inco Limited (AEM Project) covering a large area in northern Ontario and the Nickel Lake Property, in Sudbury, Ontario. Aurora is also exploring its 100%-owned properties in northwestern Ontario, and the Midrim/Belleterre/Angliers project in Quebec.

- 30 -

For more information, please contact:

Daniel G. Innes, President & CEO
Thomas W. Beattie, VP Corporate Development
Aurora Platinum Corp.
Suite 1650-701 West Georgia Street
Vancouver, B.C. Canada V7Y 1C6
Tel. (604) 687-7778 – Fax (604) 688-5175
www.auroraplatinum.com
email: info@auroraplatinum.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

BCF 53-901F

SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE SECURITIES ACT (B.C.)
MATERIAL CHANGE REPORT UNDER SECTION 75(2) OF THE SECURITIES ACT (ONTARIO)
MATERIAL CHANGE REPORT UNDER SECTION 118(1) OF THE SECURITIES ACT (ALBERTA)

ITEM 1. REPORTING ISSUER

AURORA PLATINUM CORP. (the "**Company**")
Suite 1650, 701 West Georgia Street
Vancouver, British Columbia, V7Y 1C6
Telephone: (604) 669 2525

ITEM 2. DATE OF MATERIAL CHANGE

August 19, 2002

ITEM 3. PRESS RELEASE

Issued August 19, 2002

ITEM 4. SUMMARY OF MATERIAL CHANGE

The Company announced that it proposes to raise up to $1,219,997.90 by selling up to 334,246 Units at $3.65 per Unit. Each Unit will consist of one common share and one common share purchase warrant. Each share purchase warrant will entitle the holder to buy one common share for $4.75 within 12 months after closing.

Gross proceeds will be used by Aurora for ongoing exploration and development programs in Canada and general working capital. A finders' fee of 10% of gross proceeds from subscribers residing outside the United States to a maximum of $200,000 will be payable to Quest Investment Corporation, a TSE-listed company. The proposed private placement is subject to regulatory approval.

ITEM 5. FULL DESCRIPTION OF MATERIAL CHANGE

SEE ATTACHED NEWS RELEASE

ITEM 6. RELIANCE ON SECTION 85(2) OF THE SECURITES ACT (BRITISH COLUMBIA)
RELIANCE ON SECTION 75(3) OF THE SECURITES ACT (ONTARIO)
RELIANCE ON SECTION 118(2) OF THE SECURITES ACT (ALBERTA)

This report is not being filed on a confidential basis.

ITEM 7. OMITTED INFORMATION

There are no significant facts required to be disclosed herein which have been omitted.

ITEM 8. DIRECTOR/SENIOR OFFICER

Contact: Thomas W. Beattie, Corporate Secretary
Telephone: 604 669 - 2525

ITEM 9. STATEMENT OF SENIOR OFFICER/DIRECTOR

The foregoing accurately discloses the material change referred to herein.

"Thomas W. Beattie"
Thomas W. Beattie, VP, Corporate Development

DATED at Vancouver, British Columbia, this 19th day of August 2002.

AURORA PLATINUM PROPOSES A $1.22 MILLION FINANCING

Not for Distribution to United States newswire services or for dissemination in the United States

August 19, 2002. Vancouver, BC – Aurora Platinum Corp (ARP-TSX Venture) today announced that it proposes to raise up to $1,219,997.90 by selling up to 334,246 Units at $3.65 per Unit. Each Unit will consist of one common share and one common share purchase warrant. Each share purchase warrant will entitle the holder to buy one common share for $4.75 within 12 months after closing.

Gross proceeds will be used by Aurora for ongoing exploration and development programs in Canada and general working capital. A finders' fee of 10% of gross proceeds from subscribers residing outside the United States to a maximum of $200,000 will be payable to Quest Investment Corporation, a TSE-listed company. The proposed private placement is subject to regulatory approval.

This press release will not constitute an offer to sell or the solicitation of any offer to buy the securities in any jurisdiction. The shares have not been and will not be registered under the United State Securities Act of 1933 and may not be offered or sold in the United States without registration or an applicable exemption from the registration requirements.

Aurora Platinum Corp. is actively exploring for nickel-copper-platinum-palladium deposits in Ontario and Quebec. The Company has a joint venture with Falconbridge Limited in the Sudbury District (Foy and Footwall properties) and a joint venture with Inco Limited (AEM Project) covering a large area in northern Ontario and in the Sudbury District (Nickel Lake Project). Aurora is also exploring its 100%-owned properties in northwestern Ontario, and the Midrim/Belleterre/Angliers project in Quebec.

Some of the statements in this news release contain forward-looking information, which involves inherent risk and uncertainty affecting the business of the Company. Actual results may differ materially from those currently anticipated in such statements.

-30-

For more information, please contact:
Daniel G. Innes, President & CEO
Thomas W. Beattie, VP, Corporate Development
Aurora Platinum Corp.
Suite 1650-701 West Georgia Street
Vancouver, BC Canada V7Y 1C6
Tel. (604) 687-7778 – Fax (604) 688-5175
email: info@auroraplatinum.com
www.auroraplatinum.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

BCF 53-901F

SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE SECURITIES ACT (B.C.)
MATERIAL CHANGE REPORT UNDER SECTION 75(2) OF THE SECURITIES ACT (ONTARIO)
MATERIAL CHANGE REPORT UNDER SECTION 118(1) OF THE SECURITIES ACT (ALBERTA)

ITEM 1. REPORTING ISSUER

AURORA PLATINUM CORP. (the "**Company**")
Suite 1650, 701 West Georgia Street
Vancouver, British Columbia
V7Y 1C6
Telephone: (604) 669 2525

ITEM 2. DATE OF MATERIAL CHANGE

August 15, 2002

ITEM 3. PRESS RELEASE

Issued August 15, 2002.

ITEM 4. SUMMARY OF MATERIAL CHANGE

The Company regretfully announces that John J. Brown has passed away.

ITEM 5. FULL DESCRIPTION OF MATERIAL CHANGE

SEE ATTACHED NEWS RELEASE

ITEM 6. RELIANCE ON SECTION 85(2) OF THE SECURITES ACT (BRITISH COLUMBIA)
RELIANCE ON SECTION 75(3) OF THE SECURITES ACT (ONTARIO)
RELIANCE ON SECTION 118(2) OF THE SECURITES ACT (ALBERTA)

This report is not being filed on a confidential basis.

ITEM 7. OMITTED INFORMATION

There are no significant facts required to be disclosed herein which have been omitted.

ITEM 8. DIRECTOR/SENIOR OFFICER

Contact: Thomas W. Beattie
Telephone: 604 669 - 2525

ITEM 9. STATEMENT OF SENIOR OFFICER/DIRECTOR

The foregoing accurately discloses the material change referred to herein.

"Thomas W. Beattie"
Thomas W. Beattie, V.P., Corporate Development

DATED at Vancouver, British Columbia, this 19th day of August 2002.

AURORA PLATINUM'S BOARD OF DIRECTORS

August 15, 2002

Vancouver, B.C. – **Aurora Platinum Corp. (ARP-TSX Venture)** regretfully announces that John J. Brown has passed away after a courageous fight with cancer. Mr. Brown was a director of the Company since 1996 and was its president from 1996 to 2000. We will miss his insightful guidance and valuable contributions.

The board of directors, management and employees of Aurora express their heartfelt condolences to Mr. Brown's family.

- 30 -

For more information, please contact:

Daniel G. Innes, President & CEO
Thomas W. Beattie, VP Corporate Development
Aurora Platinum Corp.
Suite 1650-701 West Georgia Street
Vancouver, B.C. Canada V7Y 1C6
Tel. (604) 687-7778 – Fax (604) 688-5175
www.auroraplatinum.com
email: info@auroraplatinum.com

The Canadian Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

BCF 53-901F

SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE SECURITIES ACT (B.C.)
MATERIAL CHANGE REPORT UNDER SECTION 75(2) OF THE SECURITIES ACT (ONTARIO)
MATERIAL CHANGE REPORT UNDER SECTION 118(1) OF THE SECURITIES ACT (ALBERTA)

ITEM 1. REPORTING ISSUER

AURORA PLATINUM CORP. (the "**Company**")
Suite 1650, 701 West Georgia Street
Vancouver, British Columbia
V7Y 1C6
Telephone: (604) 669 2525

ITEM 2. DATE OF MATERIAL CHANGE

August 6, 2002

ITEM 3. PRESS RELEASE

Issued August 6, 2002

ITEM 4. SUMMARY OF MATERIAL CHANGE

The Company announced that the proposed brokered private placement disclosed on July 12, 2002 has now closed and it has received gross proceeds of $8,190,235. Subscribers elected to purchase 1,420,400 Flow-Through Units at $3.65 per share and 823,500 Non Flow-Through Units at $3.65 per unit.

Each Non Flow-Through Unit consisted of one non flow-through common share and one non flow-through common share purchase warrant. Each Flow-Through Unit consisted of one flow-through common share and one-half of a non flow-through common share purchase warrant. Each whole share purchase warrant will entitle the holder to buy one non flow-through common share for $4.75 within 12 months after closing.

Gross proceeds of $8,190,235 will be used by Aurora for ongoing exploration and development programs in Canada. Dundee Securities Corporation and Haywood Securities Inc. acted as agents for the financing and were collectively paid a cash commission of 7.5% of gross proceeds from the sale of units and received 224,390 broker warrants. Each broker warrant will entitle the holder to purchase one non-flow through common share at a price of $4.05 within 12 months after closing.

ITEM 5. FULL DESCRIPTION OF MATERIAL CHANGE

SEE ATTACHED NEWS RELEASE

**ITEM 6. RELIANCE ON SECTION 85(2) OF THE SECURITES ACT (BRITISH COLUMBIA)
RELIANCE ON SECTION 75(3) OF THE SECURITES ACT (ONTARIO)
RELIANCE ON SECTION 118(2) OF THE SECURITES ACT (ALBERTA)**

This report is not being filed on a confidential basis.

ITEM 7. OMITTED INFORMATION

There are no signifi

ITEM 8. DIRECTOR/SENIOR OFFI(

03 DEC 22 7:21

Contact: Thomas W. Beattie, Vice President, Corporate Development
Telephone: 604 669 - 2525

ITEM 9. STATEMENT OF SENIOR OFFICER/DIRECTOR

The foregoing accurately discloses the material change referred to herein.

"Thomas W. Beattie"
Thomas W. Beattie, Vice President, Corporate Development

DATED at Vancouver, British Columbia, this 6th day of August 2002.

NEWS RELEASE

AURORA PLATINUM CLOSES A $8.2 MILLION FINANCING

August 6, 2002

Vancouver, B.C. – **Aurora Platinum Corp. (ARP-TSX Venture)** today announced that the proposed brokered private placement disclosed on July 12, 2002 has now closed and it has received gross proceeds of $8,190,235. Subscribers elected to purchase 1,420,400 Flow-Through Units at $3.65 per share and 823,500 Non Flow-Through Units at $3.65 per unit.

Each Non Flow-Through Unit consisted of one non flow-through common share and one non flow-through common share purchase warrant. Each Flow-Through Unit consisted of one flow-through common share and one-half of a non flow-through common share purchase warrant. Each whole share purchase warrant will entitle the holder to buy one non flow-through common share for $4.75 within 12 months after closing.

Gross proceeds of $8,190,235 will be used by Aurora for ongoing exploration and development programs in Canada. Dundee Securities Corporation and Haywood Securities Inc. acted as agents for the financing and were collectively paid a cash commission of 7.5% of gross proceeds from the sale of units and received 224,390 broker warrants. Each broker warrant will entitle the holder to purchase one non-flow through common share at a price of $4.05 within 12 months after closing.

Aurora Platinum Corp. is actively exploring for nickel-copper-platinum-palladium deposits in Ontario and Quebec. The Company has a joint venture with Falconbridge Limited in the Sudbury District (Foy and Footwall properties) and a joint venture with Inco Limited (AEM Project) covering a large area in northern Ontario and in the Sudbury District (Nickel Lake Project). Aurora is also exploring its 100%-owned properties in northwestern Ontario, and the Midrim/Belleterre/Angliers project in Quebec.

Some of the statements in this news release contain forward-looking information, which involves inherent risk and uncertainty affecting the business of the Company. Actual results may differ materially from those currently anticipated in such statements.

- 30 -

For more information, please contact:

Daniel G. Innes, President & CEO
Thomas W. Beattie, VP Corporate Development
Aurora Platinum Corp.
Suite 1650-701 West Georgia Street
Vancouver, B.C. Canada V7Y 1C6
Tel. (604) 687-7778 – Fax (604) 688-5175
www.auroraplatinum.com
email: info@auroraplatinum.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

BCF 53-901F

SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE SECURITIES ACT (B.C.)
MATERIAL CHANGE REPORT UNDER SECTION 75(2) OF THE SECURITIES ACT (ONTARIO)
MATERIAL CHANGE REPORT UNDER SECTION 118(1) OF THE SECURITIES ACT (ALBERTA)

ITEM 1. REPORTING ISSUER

AURORA PLATINUM CORP. (the "**Company**")
Suite 1650, 701 West Georgia Street
Vancouver, British Columbia
V7Y 1C6
Telephone: (604) 669 2525

ITEM 2. DATE OF MATERIAL CHANGE

July 31, 2002

ITEM 3. PRESS RELEASE

Issued July 31, 2002

ITEM 4. SUMMARY OF MATERIAL CHANGE

The Company has entered into an agreement (the "Acquisition Agreement") dated July 29, 2002 regarding Takepoint's proposed acquisition of interests in certain mineral claims and related rights (the "Mineral Assets") held by Aurora in exchange for Takepoint issuing to Aurora 13,000,000 common shares (the "Acquisition Shares") and 550,000 share purchase warrants ("Acquisition Warrants"). Each Acquisition Warrant will allow Aurora to acquire one common share of Takepoint for $0.24 within 2 years from the date of closing. As the acquisition of the Mineral Assets will constitute a change of control of Takepoint, the transaction will be treated as a reverse takeover ("RTO") of Takepoint under the policies of the TSX Venture Exchange (the "Exchange") and it is anticipated that the securities issued to Aurora will be subject to escrow restrictions in accordance with the policies of the Exchange, as well as resale restrictions applicable to control persons under applicable securities laws.

Concurrent with and part and parcel of the acquisition of the Mineral Assets and the RTO, Takepoint proposes to complete a private placement (the "Private Placement") to raise up to $1 million through the sale of up to 5,555,556 units at $0.18 per unit. Each unit will consist of one common share and one half of a common share purchase warrant, with each full share purchase warrant entitling the holder to buy one common share at $0.36 within 12 months after closing. The proceeds of the Private Placement will be applied to initial exploration work on the mineral interests to be acquired from Aurora and for general corporate purposes. The Private Placement is subject to Exchange acceptance.

The Mineral Assets that Takepoint intends to acquire are comprised of a number of claim blocks staked by Aurora in an area of northern Ontario ("Area of Interest") and rights to certain proprietary geophysical, geological and structural information in the Area of Interest. Takepoint will have non-exclusive exploration and development rights in the Area of Interest for all metals and minerals except kimberlites/diamonds, subject to certain back-in rights and a 1.5% net smelter return royalty held by a third party, to a maximum royalty of $2.5 million per mine developed.

ITEM 5. FULL DESCRIPTION OF MATERIAL CHANGE

SEE ATTACHED NEWS RELEASE

**ITEM 6. RELIANCE ON SECTION 85(2) OF THE SECURITES ACT (BRITISH COLUMBIA)
RELIANCE ON SECTION 75(3) OF THE SECURITES ACT (ONTARIO)
RELIANCE ON SECTION 118(2) OF THE SECURITES ACT (ALBERTA)**

This report is not being filed on a confidential basis.

ITEM 7. OMITTED INFORMATION

There are no significant facts required to be disclosed herein which have been omitted.

ITEM 8. DIRECTOR/SENIOR OFFICER

Contact: Thomas W. Beattie, Vice President, Corporate Development
Telephone: 604 669 - 2525

ITEM 9. STATEMENT OF SENIOR OFFICER/DIRECTOR

The foregoing accurately discloses the material change referred to herein.

"Thomas W. Beattie"
Thomas W. Beattie, Vice President, Corporate Development

DATED at Vancouver, British Columbia, this 31h day of Julyl 2002.

03 DEC 22 AM 7:21

NEWS RELEASE

AURORA PLATINUM CORP.
CONSOLIDATED TAKEPOINT VENTURES LTD.

AURORA PLATINUM TO ACQUIRE CONTROLLING INTEREST IN CONSOLIDATED TAKEPOINT IN EXCHANGE FOR MINERAL ASSETS

July 31, 2002

Vancouver, B.C. – Aurora Platinum Corp. ("Aurora") (ARP-TSX Venture) and **Consolidated Takepoint Ventures Ltd. ("Takepoint") (CTK-TSX Venture)** have entered into an agreement (the "Acquisition Agreement") dated July 29, 2002 regarding Takepoint's proposed acquisition of interests in certain mineral claims and related rights (the "Mineral Assets") held by Aurora in exchange for Takepoint issuing to Aurora 13,000,000 common shares (the "Acquisition Shares") and 550,000 share purchase warrants ("Acquisition Warrants"). Each Acquisition Warrant will allow Aurora to acquire one common share of Takepoint for $0.24 within 2 years from the date of closing. As the acquisition of the Mineral Assets will constitute a change of control of Takepoint, the transaction will be treated as a reverse takeover ("RTO") of Takepoint under the policies of the TSX Venture Exchange (the "Exchange") and it is anticipated that the securities issued to Aurora will be subject to escrow restrictions in accordance with the policies of the Exchange, as well as resale restrictions applicable to control persons under applicable securities laws.

Concurrent with and part and parcel of the acquisition of the Mineral Assets and the RTO, Takepoint proposes to complete a private placement (the "Private Placement") to raise up to $1 million through the sale of up to 5,555,556 units at $0.18 per unit. Each unit will consist of one common share and one half of a common share purchase warrant, with each full share purchase warrant entitling the holder to buy one common share at $0.36 within 12 months after closing. The proceeds of the Private Placement will be applied to initial exploration work on the mineral interests to be acquired from Aurora and for general corporate purposes. The Private Placement is subject to Exchange acceptance.

The Mineral Assets that Takepoint intends to acquire are comprised of a number of claim blocks staked by Aurora in an area of northern Ontario ("Area of Interest") and rights to certain proprietary geophysical, geological and structural information in the Area of Interest. Takepoint will have non-exclusive exploration and development rights in the Area of Interest for all metals and minerals except kimberlites/diamonds, subject to certain back-in rights and a 1.5% net smelter return royalty held by a third party, to a maximum royalty of $2.5 million per mine developed.

Geophysical consultants for Aurora have reviewed proprietary airborne magnetic/electromagnetic data over the Area of Interest. Helicopter supported geological reconnaissance work, at a cost of approximately $110,000 to the end of June 2002, has been conducted and is continuing. Evaluation of the Area of Interest is in progress and sampling by Aurora has identified a number of significant mineral prospects in several areas. A two-phase exploration program for the Project is recommended with an expenditure of $400,000 in Phase I and $600,000 in Phase II.

...more

Completion of the acquisition of the Mineral Assets is subject to a number of conditions, including but not limited to Exchange acceptance, Takepoint shareholder approval, due diligence examinations, completion

of the Private Placement and receipt of all necessary technical reports concerning the Mineral Assets. The acquisition cannot close until the required Takepoint shareholder approval is obtained and Takepoint intends to schedule a meeting of shareholders as soon as practicable to consider the RTO, among other things. There cannot be assurances that the transaction will be completed as proposed or at all.

Takepoint will be required to retain a sponsor in connection with the RTO and is presently negotiating an agreement for a sponsor. An agreement to sponsor should not be construed as any assurance with respect to the merits of the transaction or the likelihood of completion.

Upon completion of the RTO, it is expected that all of the directors of Takepoint except Anthony R. Harvey will resign from the Board of Directors of Takepoint and Aurora will nominate three new directors, being John G. Paterson, Michael D. Winn and Thomas W. Beattie. It is intended that Mr. Paterson will be appointed as President and Susy Horna as Secretary.

Mr. Paterson is a Professional Geologist who has been Chief Executive Officer and a Director of Southwestern Resources Corp. since June 1992. He was President and a Director of Aurora from May 2000 to June 2002, President of Canabrava Diamond Corp. from November 1994 to November 1997 and a Director of Canabrava from November 1994 to February 2002. Mr. Winn has been President of Terrasearch Inc., a financial consulting company, since January 1997. He was a Financial Analyst with Global Resource Investments Ltd. from 1994 to 1996 and a Geologist with CDM Federal Programs Corporation from 1990 to 1993. Mr. Beattie is a lawyer who has been Vice-President, Corporate Development and Corporate Secretary of Aurora since May 2000 and Vice-President, Corporate Development and Secretary of Southwestern Resources Corp. and Canabrava Diamond Corporation since 1996. Susy Horna has performed corporate secretarial functions for a number of public companies for several years.

After the issuance of the Acquisition Shares and Acquisition Warrants, and completion of the Private Placement, it is expected that Takepoint will have 21,231,867 shares outstanding (25,115,201 shares on a fully diluted basis). The Acquisition Shares held by Aurora will represent 61.23% of the 21,231,867 outstanding shares and 53.95% of the 25,115,201 outstanding shares on a fully diluted basis. Under the terms of the Acquisition Agreement, Aurora will have the right to maintain a 58% equity interest in Takepoint by participating in further equity financings so long as Aurora holds at least 20% of the issued shares of Takepoint.

Consolidated Takepoint Ventures Ltd., a Yukon corporation, is currently an inactive issuer whose shares have been halted from trading on the Exchange as a result of the RTO. Trading in the common shares of Takepoint is expected to remain halted until the RTO completes.

Aurora Platinum Corp., a Yukon corporation, is actively exploring for nickel-copper-platinum-palladium deposits in Ontario and Quebec. The Company has a joint venture with Falconbridge Limited in the Sudbury District (Foy and Footwall Properties) and a joint venture with Inco Limited (AEM Property) covering a large area in northern Ontario and in the Sudbury District (Nickel Lake Project). Aurora is also aggressively exploring its 100%-owned Lansdowne and Fishtrap Lake Properties in northwestern Ontario, and the Midrim/Belleterre/Angliers Project in Quebec. These projects are not included in the Mineral Assets. Aurora is a Tier 1 company on the Exchange. There is no individual who directly or indirectly beneficially holds a controlling interest in or who otherwise controls or directs Aurora.

...more

Investors are cautioned that, except as disclosed in the management information circular of Takepoint to be prepared in connection with the transaction, any information released or received with respect to the RTO may not be accurate or complete and should not be relied upon. Trading in the securities of Takepoint should be considered highly speculative.

Some of the statements in this news release contain forward-looking information, which involves inherent risk and uncertainty affecting the businesses of Takepoint and Aurora. Actual results may differ materially from those currently anticipated in such statements.

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For more information, please contact:

Daniel G. Innes, President & CEO
Thomas W. Beattie, VP Corp. Development
Aurora Platinum Corp.
Suite 1650-701 West Georgia Street
Vancouver, B.C. Canada V7Y 1C6
Tel. (604) 687-7778 – Fax (604) 688-5175
www.auroraplatinum.com
email: info@auroraplatinum.com

For more information, please contact:

Anthony R. Harvey
P.O. Box 48778, Bentall Station
Consolidated Takepoint Ventures Ltd.
Vancouver, B.C. Canada V7X 1A6

Tel. (604) 608-3878
Fax (604) 264-9771

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

BCF 53-901F

SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE SECURITIES ACT (B.C.)
MATERIAL CHANGE REPORT UNDER SECTION 75(2) OF THE SECURITIES ACT (ONTARIO)
MATERIAL CHANGE REPORT UNDER SECTION 118(1) OF THE SECURITIES ACT (ALBERTA)

ITEM 1. REPORTING ISSUER

AURORA PLATINUM CORP. (the "**Company**")
Suite 1650, 701 West Georgia Street
Vancouver, British Columbia, V7Y 1C6
Telephone: (604) 669 2525

ITEM 2. DATE OF MATERIAL CHANGE

July 12, 2002

ITEM 3. PRESS RELEASE

Issued July 12, 2002

ITEM 4. SUMMARY OF MATERIAL CHANGE

The Company announced that it proposes to raise up to $15.3 million by selling up to 2,200,000 Non Flow-Through Units and 2,000,000 Flow-Through Units at $3.65 per Unit. Each Non Flow-Through Unit will consist of one non flow-through common share and one non flow-through common share purchase warrant. Each Flow-Through Unit will consist of one flow-through common share and one-half of a non flow-through common share purchase warrant. Each whole share purchase warrant will entitle the holder to buy one non flow-through common share for $4.75 within 12 months after closing.

Gross proceeds of up to $15,330,000 will, subject to regulatory approval, be used by Aurora for ongoing exploration and development programs in Canada and general working capital. Gross proceeds will be up to $8,030,000 from the sale of Non Flow-Through Units and will be up to $7,300,000 from the sale of Flow-Through Units. Dundee Securities Corporation will act as lead agent for the financing on a best efforts basis and be paid a cash commission of 7.5% of gross proceeds from the sale of all units, with no part of the commission being paid from the gross proceeds of the sale of Flow-Through Units, and receive broker warrants equal to 10% of the total number of units sold. Each broker warrant will entitle the holder to purchase one non flow-through common share at a price of $4.05 within 12 months after closing.

ITEM 5. FULL DESCRIPTION OF MATERIAL CHANGE

SEE ATTACHED NEWS RELEASE

ITEM 6. RELIANCE ON SECTION 85(2) OF THE SECURITES ACT (BRITISH COLUMBIA)
RELIANCE ON SECTION 75(3) OF THE SECURITES ACT (ONTARIO)
RELIANCE ON SECTION 118(2) OF THE SECURITES ACT (ALBERTA)

This report is not being filed on a confidential basis.

ITEM 7. OMITTED INFORMATION

There are no significant facts required to be disclosed herein which have been omitted.

ITEM 8. DIRECTOR/SENIOR OFFICER

Contact: Thomas W. Beattie, Corporate Secretary
Telephone: 604 669 - 2525

ITEM 9. STATEMENT OF SENIOR OFFICER/DIRECTOR

The foregoing accurately discloses the material change referred to herein.

"Thomas W. Beattie"
Thomas W. Beattie, VP, Corporate Development

DATED at Vancouver, British Columbia, this 12th day of July 2002.

AURORA PLATINUM PROPOSES A $15.3 MILLION FINANCING

Not for Distribution to United States newswire services or for dissemination in the United States

July 12, 2002. Vancouver, BC – Aurora Platinum Corp (ARP-TSX Venture) today announced that it proposes to raise up to $15.3 million by selling up to 2,200,000 Non Flow-Through Units and 2,000,000 Flow-Through Units at $3.65 per Unit. Each Non Flow-Through Unit will consist of one non flow-through common share and one non flow-through common share purchase warrant. Each Flow-Through Unit will consist of one flow-through common share and one-half of a non flow-through common share purchase warrant. Each whole share purchase warrant will entitle the holder to buy one non flow-through common share for $4.75 within 12 months after closing.

Gross proceeds of up to $15,330,000 will, subject to regulatory approval, be used by Aurora for ongoing exploration and development programs in Canada and general working capital. Gross proceeds will be up to $8,030,000 from the sale of Non Flow-Through Units and will be up to $7,300,000 from the sale of Flow-Through Units. Dundee Securities Corporation will act as lead agent for the financing on a best efforts basis and be paid a cash commission of 7.5% of gross proceeds from the sale of all units, with no part of the commission being paid from the gross proceeds of the sale of Flow-Through Units, and receive broker warrants equal to 10% of the total number of units sold. Each broker warrant will entitle the holder to purchase one non flow-through common share at a price of $4.05 within 12 months after closing.

This press release will not constitute an offer to sell or the solicitation of any offer to buy the securities in any jurisdiction. The shares have not been and will not be registered under the United State Securities Act of 1933 and may not be offered or sold in the United States without registration or an applicable exemption from the registration requirements.

Aurora Platinum Corp. is actively exploring for nickel-copper-platinum-palladium deposits in Ontario and Quebec. The Company has a joint venture with Falconbridge Limited in the Sudbury District (Foy and Footwall properties) and a joint venture with Inco Limited (AEM Project) covering a large area in northern Ontario and in the Sudbury District (Nickel Lake Project). Aurora is also exploring its 100%-owned properties in northwestern Ontario, and the Midrim/Belleterre/Angliers project in Quebec.

Some of the statements in this news release contain forward-looking information, which involves inherent risk and uncertainty affecting the business of the Company. Actual results may differ materially from those currently anticipated in such statements.

-30-

For more information, please contact:
Daniel G. Innes, President & CEO
Thomas W. Beattie, VP, Corporate Development
Aurora Platinum Corp.
Suite 1650-701 West Georgia Street
Vancouver, BC Canada V7Y 1C6
Tel. (604) 687-7778 – Fax (604) 688-5175
www.auroraplatinum.com email: info@auroraplatinum.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

BCF 53-901F

SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE SECURITIES ACT (B.C.)
MATERIAL CHANGE REPORT UNDER SECTION 75(2) OF THE SECURITIES ACT (ONTARIO)
MATERIAL CHANGE REPORT UNDER SECTION 118(1) OF THE SECURITIES ACT (ALBERTA)

ITEM 1. REPORTING ISSUER

AURORA PLATINUM CORP. (the "**Company**")
Suite 1650, 701 West Georgia Street
Vancouver, British Columbia
V7Y 1C6
Telephone: (604) 669 2525

ITEM 2. DATE OF MATERIAL CHANGE

June 10, 2002

ITEM 3. PRESS RELEASE

Issued June 10, 2002

ITEM 4. SUMMARY OF MATERIAL CHANGE

The Company has announced today that the board of directors has appointed Daniel G. Innes as President and Chief Executive Officer of the Company and Michael J. Byron as Vice President, Exploration.

ITEM 5. FULL DESCRIPTION OF MATERIAL CHANGE

SEE ATTACHED NEWS RELEASE

ITEM 6. RELIANCE ON SECTION 85(2) OF THE SECURITES ACT (BRITISH COLUMBIA)
RELIANCE ON SECTION 75(3) OF THE SECURITES ACT (ONTARIO)
RELIANCE ON SECTION 118(2) OF THE SECURITES ACT (ALBERTA)

This report is not being filed on a confidential basis.

ITEM 7. OMITTED INFORMATION

There are no significant facts required to be disclosed herein which have been omitted.

ITEM 8. DIRECTOR/SENIOR OFFICER

Contact: Thomas W. Beattie
Telephone: 604 669 - 2525

ITEM 9. STATEMENT OF SENIOR OFFICER/DIRECTOR

The foregoing accurately discloses the material change referred to herein.

"Thomas W. Beattie"
Thomas W. Beattie, V.P., Corporate Development

DATED at Vancouver, British Columbia, this 10th day of June 2002.

AURORA APPOINTS NEW PRESIDENT AND VICE PRESIDENT, EXPLORATION

June 10, 2002

Vancouver, B.C. - Aurora Platinum Corp. (ARP-TSX Venture) announced today that the board of directors has appointed Daniel G. Innes as President and Chief Executive Officer of the Company and Michael J. Byron as Vice President, Exploration.

Dan Innes, the Company's Vice President, Exploration for the last two years, has over 25 years experience in the mineral industry. He has worked in a variety of mineral environments in many parts of the world and has been directly responsible for the design and implementation of the Company's exploration programs in Ontario and Quebec. Mr. Innes is also a founding principal, director and Vice President, Exploration of Southwestern Resources Corp. and a director of Canabrava Diamond Corporation.

Mike Byron, the Company's Exploration Manager for the last two years, has over 16 years of international experience as a geological consultant. Dr. Byron has managed exploration programs and geological studies for numerous major, mid-size and junior resource companies and research institutions, including Southwestern Resources, Canabrava Diamond Corporation, Falconbridge Limited and Inco Limited.

The board of directors wishes to thank John Paterson, who is resigning as President, CEO and director of the Company, for his significant contribution to the growth and development of Aurora. He will be focusing on his duties as the proposed President of Consolidated Ouro Brazil Ltd., which appointment will be effective upon completion of a reverse takeover transaction by Aurora. (See news release dated April 4, 2002). Mr. Paterson is also President and CEO of Southwestern Resources Corp.

Aurora Platinum Corp. is actively exploring for nickel-copper-platinum-palladium deposits in Ontario and Quebec. The Company has a joint venture with Falconbridge Limited in the Sudbury District (Foy and Footwall properties) and a joint venture with Inco Limited (AEM Project) covering a large area in northern Ontario. Aurora is also aggressively exploring its 100%-owned Lansdowne and Fish Trap Lake properties in northwestern Ontario, and the Midrim/Belleterre/Angliers project in Quebec.

-30-

For more information, please contact:
Thomas W. Beattie, Vice President Corporate Development
Aurora Platinum Corp.
Suite 1650-701 West Georgia Street
Vancouver, BC Canada V7Y 1C6
Tel. (604) 687-7778 – Fax (604) 688-5175
www.auroraplatinum.com email: info@auroraplatinum.com

The Canadian Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

BCF 53-901F

SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE SECURITIES ACT (B.C.)
MATERIAL CHANGE REPORT UNDER SECTION 75(2) OF THE SECURITIES ACT (ONTARIO)
MATERIAL CHANGE REPORT UNDER SECTION 118(1) OF THE SECURITIES ACT (ALBERTA)

ITEM 1. **REPORTING ISSUER**

AURORA PLATINUM CORP. (the "**Company**")
Suite 1650, 701 West Georgia Street
Vancouver, British Columbia
V7Y 1C6
Telephone: (604) 669 2525

ITEM 2. **DATE OF MATERIAL CHANGE**

April 3, 2002

ITEM 3. **PRESS RELEASE**

Issued April 4, 2002

ITEM 4. **SUMMARY OF MATERIAL CHANGE**

The Company has entered into a letter agreement (the "Acquisition Agreement") dated April 3, 2002 with Consolidated Ouro Brasil Ltd. (COU-CDNX) regarding Ouro Brasil's acquisition of interests in certain mineral claims and related rights (the "Diamond Assets") held by Aurora in exchange for Ouro Brasil issuing to Aurora 13,150,000 common shares (the "Acquisition Shares"). The acquisition of the Diamond Assets will constitute a reverse takeover ("RTO") transaction for Ouro Brasil under the policies of the Canadian Venture Exchange (the "Exchange") and it is anticipated that the Acquisition Shares will be subject to escrow restrictions in accordance with the policies of the Exchange, as well as resale restrictions applicable to control persons under applicable securities laws.

Concurrent with, and part and parcel of, the acquisition of the Diamond Assets and the RTO, Ouro Brasil proposes to complete a private placement (the "Private Placement") to raise up to $1 million through the sale of up to 4,000,000 units at $0.25 per unit. Each unit will consist of one common share and one half of a common share purchase warrant, with each full share purchase warrant entitling the holder to buy one common share at $0.50 within 12 months after closing. The proceeds of the Private Placement will be applied to initial exploration work on the diamond interests to be acquired from Aurora, and for general corporate purposes. The Private Placement may be carried out by way of an issuance of special warrants, convertible into Units having the above terms. The Private Placement is subject to Exchange acceptance.

The Diamond Assets which Ouro Brasil intends to acquire are comprised of (a) interests in 16 claim blocks (covering 4,096 hectares) staked by Aurora in an area of northern Ontario, and (b) rights to related geological information, primarily in the form of airborne magnetic/electromagnetic data, and other rights. . Pursuant to the Acquisition Agreement, Ouro Brasil will have all diamond exploration and development rights in the area, while Aurora will retain the rights to other minerals that may be found on the properties. A 1.5% net smelter return royalty is payable to a third party, to a maximum royalty of $2.5 million per diamond mine developed.

ITEM 5. **FULL DESCRIPTION OF MATERIAL CHANGE**

SEE ATTACHED NEWS RELEASE

ITEM 6. RELIANCE ON SECTION 85(2) OF THE SECURITES ACT (BRITISH COLUMBIA)
RELIANCE ON SECTION 75(3) OF THE SECURITES ACT (ONTARIO)
RELIANCE ON SECTION 118(2) OF THE SECURITES ACT (ALBERTA)

This report is not being filed on a confidential basis.

ITEM 7. OMITTED INFORMATION

There are no significant facts required to be disclosed herein which have been omitted.

ITEM 8. DIRECTOR/SENIOR OFFICER

Contact:	John G. Platerson, President
Telephone:	604 669 - 2525

ITEM 9. STATEMENT OF SENIOR OFFICER/DIRECTOR

The foregoing accurately discloses the material change referred to herein.

"John G. Paterson"
John G. Paterson, President

DATED at Vancouver, British Columbia, this 4th day of April 2002.

NEWS RELEASE

AURORA PLATINUM CORP.
CONSOLIDATED OURO BRASIL LTD.

AURORA PLATINUM CORP. TO ACQUIRE CONTROLLING INTEREST IN CONSOLIDATED OURO BRASIL LTD. IN EXCHANGE FOR DIAMOND ASSETS

April 4, 2002

Vancouver, B.C. – Aurora Platinum Corp. ("Aurora") (ARP-CDNX) and **Consolidated Ouro Brasil Ltd. ("Ouro Brasil") (COU-CDNX)** have entered into a letter agreement (the "Acquisition Agreement") dated April 3, 2002 regarding Ouro Brasil's acquisition of interests in certain mineral claims and related rights (the "Diamond Assets") held by Aurora in exchange for Ouro Brasil issuing to Aurora 13,150,000 common shares (the "Acquisition Shares"). The acquisition of the Diamond Assets will constitute a reverse takeover ("RTO") transaction for Ouro Brasil under the policies of the Canadian Venture Exchange (the "Exchange") and it is anticipated that the Acquisition Shares will be subject to escrow restrictions in accordance with the policies of the Exchange, as well as resale restrictions applicable to control persons under applicable securities laws.

Concurrent with, and part and parcel of, the acquisition of the Diamond Assets and the RTO, Ouro Brasil proposes to complete a private placement (the "Private Placement") to raise up to $1 million through the sale of up to 4,000,000 units at $0.25 per unit. Each unit will consist of one common share and one half of a common share purchase warrant, with each full share purchase warrant entitling the holder to buy one common share at $0.50 within 12 months after closing. The proceeds of the Private Placement will be applied to initial exploration work on the diamond interests to be acquired from Aurora, and for general corporate purposes. The Private Placement may be carried out by way of an issuance of special warrants, convertible into Units having the above terms. The Private Placement is subject to Exchange acceptance.

The Diamond Assets which Ouro Brasil intends to acquire are comprised of (a) interests in 16 claim blocks (covering 4,096 hectares) staked by Aurora in an area of northern Ontario, and (b) rights to related geological information, primarily in the form of airborne magnetic/electromagnetic data, and other rights. . Pursuant to the Acquisition Agreement, Ouro Brasil will have all diamond exploration and development rights in the area, while Aurora will retain the rights to other minerals that may be found on the properties. A 1.5% net smelter return royalty is payable to a third party, to a maximum royalty of $2.5 million per diamond mine developed.

Geophysical consultants for Aurora have reviewed and compiled proprietary airborne magnetic/electromagnetic data over all of the claim blocks. Kimberlite targets were modelled from the proprietary airborne data. Helicopter supported till/alluvial sampling down ice from each claim block was also completed. Heavy mineral concentrates were picked for kimberlite indicator minerals which in turn were probed to determine their chemistry. The cost of this initial program was $98,500.

Evaluation of the claim blocks is still in progress, however, the till and alluvial sampling by Aurora has identified kimberlite indicator minerals in several areas. Significant exploration activity in the area is also being conducted by a number of other companies. A two phase exploration program for the property is recommended with an expenditure of $195,300 in Phase 1 and $908,500 in Phase II.

Completion of the acquisition of the Diamond Assets is subject to a number of conditions, including but not limited to, Exchange acceptance, Ouro Brasil shareholder approval, due diligence examinations, completion of the Private Placement, receipt of all necessary technical reports concerning the Diamond Assets and execution of definitive documentation. The acquisition cannot close until the required Ouro Brasil shareholder approval is obtained and Ouro Brasil intends to schedule a meeting of shareholders as soon as practicable to consider the RTO, among other things. There cannot be assurances that the transaction will be completed as proposed or at all.

Ouro Brasil will be required to retain a sponsor in connection with the RTO and is presently negotiating an agreement for a sponsor. An agreement to sponsor should not be construed as any assurance with respect to the merits of the transaction or the likelihood of completion.

Upon completion of the RTO, it is expected that all of the directors of Ouro Brasil except K. Wayne Livingstone will resign from the Board of Directors of Ouro Brasil, and that John G. Paterson, Thomas W. Beattie, and Michael Winn, nominees of Aurora, will be appointed to the Board of Directors of Ouro Brasil, with John G. Paterson being appointed as President and Susy Horna being appointed as Secretary.

John G. Paterson is a Professional Geologist who has been President and a Director of Aurora since May 2000 and Chief Executive Officer and a Director of Southwestern Resources Corp. since June 1992. Mr. Paterson was President of Canabrava Diamond Corp. from November 1994 to November 1997 and a Director from November 1994 to February 2002. Thomas W. Beattie is a lawyer who has been Vice-President, Corporate Development and Corporate Secretary of Aurora since May 2000 and Vice-President, Corporate Development and Secretary of Southwestern Resources Corp. and Canabrava Diamond Corporation since 1996. Mr. Winn has been President, Terrasearch Inc., a financial consulting company, since January 1997. He was a Financial Analyst with Global Resource Investments Ltd. from 1994 to 1996 and a Geologist with CDM Federal Programs Corporation from 1990 to 1993. K. Wayne Livingstone is a Professional Geologist who has been a director and officer of a number of public companies over the past 17 years.

After the issuance of the Acquisition Shares, the completion of the Private Placement and the anticipated exercise of 1,785,714 of the outstanding warrants prior to closing, it is expected that Ouro Brasil will have 22,631,115 shares outstanding (25,185,115 shares on a fully diluted basis). The 13,150,000 Acquisition Shares held by Aurora will represent 58.11% of the said 22,631,115 shares and 52.21% of the 25,185,115 shares on a fully diluted basis. Under the terms of the Acquisition Agreement, Aurora will have the right to maintain its equity interest in Ouro Brasil by participating in further equity financings so long as Aurora holds at least 20 % of the issued shares of Ouro Brasil.

Consolidated Ouro Brasil Ltd., a Yukon company, is currently an inactive issuer whose shares have been halted from trading on the Exchange as a result of the RTO. Trading in the common shares of Ouro Brasil will remain halted until Ouro Brasil's sponsor (once appointed) has filed all required documentation and requested that trading resume and the Exchange has, among other things, completed all preliminary background searches in accordance with its policies.

Aurora Platinum Corp., a Yukon corporation, is actively exploring for nickel-copper-platinum-palladium deposits in Ontario and Quebec. The Company has a joint venture with Falconbridge Limited in the Sudbury District (Foy and Footwall properties) and a joint venture with Inco Limited (AEM Property) covering a large area in northern Ontario. Aurora is also aggressively exploring its 100%-owned Lansdowne and Fish Trap Lake properties in northwestern Ontario, and the Midrim/Belleterre/Angliers project in Quebec. Those projects are not included in the Diamond Assets. Aurora is a Tier 1 company on the Exchange. There is no individual who directly or indirectly beneficially holds a controlling interest in or who otherwise controls or directs Aurora.

Investors are cautioned that, except as disclosed in the management information circular of Ouro Brasil to be prepared in connection with the transaction, any information released or received with respect to the RTO may not be accurate or complete and should not be relied upon. Trading in the securities of Ouro Brasil should be considered highly speculative.

Some of the statements in this news release contain forward-looking information, which involves inherent risk and uncertainty affecting the businesses of Ouro Brasil and Aurora. Actual results may differ materially from those currently anticipated in such statements.

- 30 -

For more information, please contact:

John G. Paterson, President

For more information, please contact:

K. Wayne Livingstone

Daniel G. Innes, Vice President, Exploration
Aurora Platinum Corp.
Suite 1650-701 West Georgia Street
Vancouver, B.C. Canada V7Y 1C6
Tel. (604) 687-7778 – Fax (604) 688-5175
www.auroraplatinum.com
email: info@auroraplatinum.com

Director
Consolidated Ouro Brasil Ltd.
Suite 1260, 999 West Hastings Street
Vancouver, B.C. Canada V6C 2W2
Tel. (604) 683-6640– Fax (604) 264-9771

The Canadian Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

BCF 53-901F

SECURITIES ACT

**MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE SECURITIES ACT (B.C.)
MATERIAL CHANGE REPORT UNDER SECTION 75(2) OF THE SECURITIES ACT (ONTARIO)
MATERIAL CHANGE REPORT UNDER SECTION 118(1) OF THE SECURITIES ACT (ALBERTA)**

ITEM 1. REPORTING ISSUER

AURORA PLATINUM CORP. (the "**Company**")
Suite 1650, 701 West Georgia Street
Vancouver, British Columbia, V7Y 1C6
Telephone: (604) 669 2525

ITEM 2. DATE OF MATERIAL CHANGE

January 18, 2002

ITEM 3. PRESS RELEASE

Issued January 18, 2002

ITEM 4. SUMMARY OF MATERIAL CHANGE

The Company announced that the proposed private placement disclosed on December 10, 2001 has now closed and it has received gross proceeds of $599,995 by selling 235,292 units at $2.55 per unit to two subscribers. Each unit consisted of one common share and one-half of a common share purchase warrant. Each whole share purchase warrant entitles the holder to buy one common share for a price of $3.00 until January 18, 2003 and for a price of $3.50 until January 18, 2004.

ITEM 5. FULL DESCRIPTION OF MATERIAL CHANGE

SEE ATTACHED NEWS RELEASE

**ITEM 6. RELIANCE ON SECTION 85(2) OF THE SECURITES ACT (BRITISH COLUMBIA)
RELIANCE ON SECTION 75(3) OF THE SECURITES ACT (ONTARIO)
RELIANCE ON SECTION 118(2) OF THE SECURITES ACT (ALBERTA)**

This report is not being filed on a confidential basis.

ITEM 7. OMITTED INFORMATION

There are no significant facts required to be disclosed herein which have been omitted.

ITEM 8. DIRECTOR/SENIOR OFFICER

Contact: Thomas W. Beattie, Corporate Secretary
Telephone: 604 669 - 2525

ITEM 9. STATEMENT OF SENIOR OFFICER/DIRECTOR

The foregoing accurately discloses the material change referred to herein.

"Thomas W. Beattie"
Thomas W. Beattie, VP, Corporate Development

DATED at Vancouver, British Columbia, this 18th day of January 2002.

AURORA PLATINUM CLOSES A $600,000 FINANCING

January 18, 2002

Vancouver, B.C. – **Aurora Platinum Corp. (ARP-CDNX)** today announced that the proposed private placement disclosed on December 10, 2001 has now closed and it has received gross proceeds of $599,995 by selling 235,292 units at $2.55 per unit to two subscribers. Each unit consisted of one common share and one-half of a common share purchase warrant. Each whole share purchase warrant entitles the holder to buy one common share for a price of $3.00 until January 18, 2003 and for a price of $3.50 until January 18, 2004.

SIDEX, société en commandite was one of the subscribers and invested almost $500,000. SIDEX is a mining fund, which is part of an initiative created by the Government of the Province of Quebec and the Solidarity Fund QFL to promote the diversification of exploration. SIDEX's mission is to stimulate exploration for minerals for which there is a strong market and to open Northern Québec to exploration.

The other subscriber was Fonds regional de solidarité Abitibi-Témiscamingue, société en commandite, which invested almost $100,000. With capitalization from the Solidarity Fund QFL and the National Bank of Canada, this regional fund is designed to stimulate the economy in the area of Abitibi-Témiscamingue, Quebec through investments, ranging from $50,000 to $750,000, in companies with operations in the area.

The proceeds will be used by Aurora for ongoing exploration and development programs on the Company's Midrim, Belleterre and Angliers properties, Quebec.

Aurora Platinum Corp. is actively exploring for nickel-copper-platinum-palladium deposits in Ontario and Quebec. The Company has a joint venture with Falconbridge Limited in the Sudbury District (Foy and Footwall properties) and a joint venture with Inco Limited (AEM Project) covering a large area in northern Ontario. Aurora is also aggressively exploring its 100%-owned Lansdowne and Fish Trap Lake properties in northwestern Ontario, and the Midrim/Belleterre/Angliers project in Quebec.

Some of the statements in this news release contain forward-looking information, which involves inherent risk and uncertainty affecting the business of the Company. Actual results may differ materially from those currently anticipated in such statements.

– 30 –

For more information, please contact:

John G. Paterson, President
Thomas W. Beattie, VP
Corporate Development
Aurora Platinum Corp.
Suite 1650-701 West Georgia Street
Vancouver, B.C. Canada V7Y 1C6
Tel. (604) 687-7778 – Fax (604) 688-5175
www.auroraplatinum.com
email: info@auroraplatinum.com

BCF 53-901F

SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE SECURITIES ACT (B.C.)
MATERIAL CHANGE REPORT UNDER SECTION 75(2) OF THE SECURITIES ACT (ONTARIO)
MATERIAL CHANGE REPORT UNDER SECTION 118(1) OF THE SECURITIES ACT (ALBERTA)

ITEM 1. REPORTING ISSUER

AURORA PLATINUM CORP. (the "**Company**")
Suite 1650, 701 West Georgia Street
Vancouver, British Columbia, V7Y 1C6
Telephone: (604) 669 2525

ITEM 2. DATE OF MATERIAL CHANGE

December 31, 2001

ITEM 3. PRESS RELEASE

Issued December 31, 2001

ITEM 4. SUMMARY OF MATERIAL CHANGE

The Company announced that the proposed private placement disclosed on December 13, 2001 has now closed and it has received gross proceeds of $1,005,000 by selling 335,000 flow through units at $3.00 per unit. Each unit will consist of one flow through common share and one-half of a flow through common share purchase warrant. Each whole share purchase warrant entitles the holder to buy one flow through common share for $4.00 within 12 months after closing.

Gross proceeds of $1,005,000 will be used by Aurora for ongoing exploration and development programs in Canada. Haywood Securities Inc. acted as agent for the financing and was paid a cash commission of 7.5% of gross proceeds from the sale of the units and received 33,500 broker warrants. Each broker warrant will entitle the holder to purchase one non-flow through common share at a price of $3.20 within 12 months after closing.

ITEM 5. FULL DESCRIPTION OF MATERIAL CHANGE

SEE ATTACHED NEWS RELEASE

**ITEM 6. RELIANCE ON SECTION 85(2) OF THE SECURITES ACT (BRITISH COLUMBIA)
RELIANCE ON SECTION 75(3) OF THE SECURITES ACT (ONTARIO)
RELIANCE ON SECTION 118(2) OF THE SECURITES ACT (ALBERTA)**

This report is not being filed on a confidential basis.

ITEM 7. OMITTED INFORMATION

There are no significant facts required to be disclosed herein which have been omitted.

ITEM 8. DIRECTOR/SENIOR OFFICER

Contact: Thomas W. Beattie, Corporate Secretary
Telephone: 604 669 - 2525

ITEM 9. STATEMENT OF SENIOR OFFICER/DIRECTOR

The foregoing accurately discloses the material change referred to herein.

"Thomas W. Beattie"

Thomas W. Beattie, VP, Corporate Development

DATED at Vancouver, British Columbia, this 2nd day of January 2002.

AURORA SIGNS DATA ACQUISITION AGREEMENT WITH INCO

February 26, 2003

Vancouver, BC – **Aurora Platinum Corp (ARP-TSXV)** announced today that it has entered into an agreement with Inco Limited, whereby Aurora will acquire from Inco proprietary analogue electromagnetic and magnetic airborne survey data over the Abitibi Belt area in northern Ontario and Quebec. The data package will also include certain of Inco's ground follow-up geophysical, geological and geochemical data, including drilling records, within the area of interest. Aurora will process the airborne data using modern techniques, and will combine the digitized data with publicly available exploration data to create a comprehensive exploration global information system database for the area of interest. Aurora will use the database to identify nickel–copper-PGM and other targets for ground acquisition and exploration.

Under the terms of the agreement with Inco, Aurora will prepare the database within the first year of the agreement. In addition, Aurora will now issue 50,000 common shares of Aurora to Inco, and can earn the right to permanently use and retain the data by spending, whether directly or indirectly on its behalf by its subsidiaries, affiliates and joint venture partners, $5 million over six years on selection and follow-up of geophysical targets and/or on the acquisition and exploration of mineral properties located within an area of interest. Aurora will be the operator of the exploration programs and Inco will have the right to purchase, at normal commercial terms, any nickel-copper-PGM concentrates produced from any mineral properties Aurora acquires within the area of interest.

Inco will also have the right to (a) elect to acquire 50% of Aurora's interest in any such mineral property by funding twice Aurora's property expenditures, including acquisition, exploration and development costs; or (b) receive a royalty on products produced from each acquired property. If Inco elects to acquire an interest in a mineral property, then either party will then have the option, by mutual consent, to increase its equity in any joint-ventured property by 10% by funding 100% of a feasibility study and by a further 10% by providing all of the funds required to place a deposit into commercial production.

Aurora and Inco are not related parties and all shares issued under the agreement to Inco will be subject to a 12-month hold period. No finders' fee will be paid regarding the agreement, which is subject to regulatory acceptance.

Aurora Platinum Corp. is actively exploring for nickel-copper-PGM deposits in Ontario and Quebec. The Company has an option/joint venture with Falconbridge Limited in the Sudbury District (Foy and Footwall properties) and option/joint ventures with Inco Limited (AEM Project) covering a large area in northern Ontario and in the Nickel Lake Project in the Sudbury District. Aurora is also aggressively exploring its 100%-owned Lansdowne and Fish Trap Lake properties in northwestern Ontario, and the Midrim/Belleterre Project in Quebec.

-30-

For more information, please contact:

Daniel G. Innes, President & CEO
Aurora Platinum Corp.
Suite 1650-701 West Georgia Street
Vancouver, B.C. Canada V7Y 1C6
Tel. (604) 687-7778 - Fax (604) 688-5175
E-mail info@auroraplatinum.com
www.auroraplatinum.com

Dr. Michael J. Byron, VP Exploration
Aurora Platinum Corp.
1988 Kingsway, Unit G
Sudbury, ON P3B 4J8
Tel. (705) 525-0992 – Fax (705) 525 7701
E-mail: mbyron@auroraplatinum.com
www.auroraplatinum.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

ANNUAL AND SPECIAL MEETING

March 19, 2003

Vancouver, B.C. – **Aurora Platinum Corp. (ARP-TSXV)** announced that all shareholders of record as at April 22, 2003 will be entitled to receive notice of and to vote at the Annual and Special Meeting of shareholders of the Company, to be held at 9:00 a.m. on Wednesday June 4, 2003 at the Four Seasons Hotel, Vancouver, B.C.

-30-

For more information, please contact:
Aurora Platinum Corp.
Thomas W. Beattie, VP, Corporate Development
Suite 1650-701 West Georgia Street
Vancouver, B.C. Canada V7Y 1C6
Tel. (604) 687-7778 Fax (604) 688-5175
www.auroraplatinum.com email: info@auroraplatinum.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

03 DEC 22 AM 7:21

AURORA TO PARTICIPATE WITH INCO IN EIGHT NICKEL-COPPER-PGM PROPERTIES, TIMMINS AREA, ONTARIO

April 22, 2003

Vancouver, BC – **Aurora Platinum Corp (ARP-TSXV)** announced today that it has accepted an offer of participation by Inco Limited, pursuant to the parties' recently announced Data Acquisition Agreement for the Abitibi region of northern Ontario and Quebec, whereby Aurora will acquire a 50% interest in eight properties recently staked by Inco near Timmins, Ontario. Under the terms of the Data Acquisition Agreement, Aurora may acquire its interest by funding the first $33,252 in expenditures, being two times Inco's expenditures incurred on the eight properties.

Under the Data Acquisition Agreement, Aurora has acquired from Inco certain proprietary analogue electromagnetic and magnetic airborne survey data and other exploration data over an area in northern Ontario and Quebec known as the Abitibi Belt (see news release dated February 26, 2003). Aurora is processing the airborne data using modern techniques, and will combine the digitized data with publicly available exploration data to create a comprehensive exploration geographic information system database for the area of interest. Aurora will use the database to identify nickel–copper-PGM and other targets for ground acquisition and exploration.

The eight properties were acquired by Inco to cover targets over electromagnetic conductors identified from recently released airborne electromagnetic surveys over an area north of Timmins. Those surveys, together with proprietary and other public data, identified the conductors as representing excellent nickel targets. The properties all lie within a belt of rocks that includes a substantial number of komatiitic flows and related ultramafic intrusives that contain economic to sub-economic nickel deposits including Langmuir, Hart, McWatters, Alexo, Redstone, Dundonald and the gabbro-hosted Montcalm deposit. Inco and Aurora will now prepare an exploration programme to explore the properties for nickel-copper-PGM mineralization.

Aurora Platinum Corp. is actively exploring for nickel-copper-PGM deposits in Ontario and Quebec. The Company has an option/joint venture with Falconbridge Limited in the Sudbury District (Foy and Footwall properties) and option/joint ventures with Inco Limited including the AEM Project in northwestern Ontario and the AEM Abitibi Project in eastern Ontario/western Quebec and in the Nickel Lake Project in the Sudbury District. Aurora is also aggressively exploring its 100%-owned Lansdowne and Fish Trap Lake properties in northwestern Ontario, and the Midrim/Belleterre Projects in Quebec.

-30-

For more information, please contact:

Daniel G. Innes, President & CEO
Aurora Platinum Corp.
Suite 1650-701 West Georgia Street
Vancouver, B.C. Canada V7Y 1C6
Tel. (604) 687-7778 - Fax (604) 688-5175
E-mail info@auroraplatinum.com
www.auroraplatinum.com

Dr. Michael J. Byron, VP Exploration
Aurora Platinum Corp.
1988 Kingsway, Unit G
Sudbury, ON P3B 4J8
Tel. (705) 525-0992 – Fax (705) 525 7701
E-mail: mbyron@auroraplatinum.com
www.auroraplatinum.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

AURORA ACQUIRES NICKEL PROPERTY, TIMMINS AREA, ONTARIO

May 20, 2003

Vancouver, BC – **Aurora Platinum Corp (ARP-TSXV)** announced today that it has entered into an agreement with an individual to acquire nine claims (127 units) located directly adjacent to the Montcalm Nickel Deposit owned by Falconbridge Limited, in the Porcupine Mining Division near Timmins, Ontario.

Under the terms of the agreement, which is subject to regulatory approval, Aurora can earn a 100% interest in the property by making a cash payment of $15,000 and issuing 60,000 common shares of Aurora over three years. In addition, Aurora will pay the owner a royalty equal to 2% of the net smelter returns generated from the Property. All shares issued under the agreement will be subject to a 12-month hold period.

Falconbridge's Montcalm Nickel Deposit lies within the northeastern tip of the Montcalm gabbro complex (pyroxenite, gabbro, anorthosite), and, as reported by Falconbridge in May 2001, has a total undiluted indicated mineral resource estimated at about 7 million tonnes grading 1.4% Ni, and 0.7% Cu. Aurora's property adjoins the Montcalm deposit to the west, and is considered prospective as the mineralized Montcalm gabbro may extend westward onto Aurora's property. There also exists the potential for discovery of other mineralized gabbros on Aurora ground, as the results of a recent compilation have identified several untested ground pulse EM anomalies and many large magnetic airborne anomalies with coincident airborne EM anomalies.

Aurora Platinum Corp. is actively exploring for nickel-copper-PGM deposits in Ontario and Quebec. The Company has an option/joint venture with Falconbridge Limited in the Sudbury District (Foy and Footwall properties) and option/joint ventures with Inco Limited including the AEM Project in northwestern Ontario and the AEM Abitibi Project in eastern Ontario/western Quebec and the Nickel Lake Project in the Sudbury District. Aurora is also aggressively exploring a number of 100%-owned properties in northwestern Ontario and in Québec.

-30-

For more information, please contact:

Daniel G. Innes, President & CEO
Aurora Platinum Corp.
Suite 1650-701 West Georgia Street
Vancouver, B.C. Canada V7Y 1C6
Tel. (604) 687-7778 – Fax (604) 688-5175
E-mail info@auroraplatinum.com
www.auroraplatinum.com

Dr. Michael J. Byron, VP Exploration
Aurora Platinum Corp.
1988 Kingsway, Unit G
Sudbury, ON P3B 4J8
Tel. (705) 525-0992 – Fax (705) 525 7701
E-mail: mbyron@auroraplatinum.com
www.auroraplatinum.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

03 DEC 22 AM 7:21

APPLICATION MADE TO EXTEND TERM OF AND REPRICE WARRANTS

July 22, 2003

Vancouver, B.C.- **Aurora Platinum Corp. (ARP-TSXV)** announced today that it has made application to the TSX Venture Exchange to extend the term of the Company's Series E and F Share Purchase Warrants for one additional year and to reduce to $2.50 the exercise price of the Series E and F Warrants.

If accepted by the Exchange, holders of the: (i) 1,533,700 Series E Share Purchase Warrants and 224,390 Series E Agents' Warrants will be entitled to purchase one share before August 6, 2004 at the reduced price of $2.50 per share; and (ii) 115,000 Series F Warrants will be entitled to purchase one share before September 2, 2004 at the reduced price of $2.50 per share. The exercise term of the repriced warrants may be shortened to a period of 30 days in certain circumstances pursuant to Exchange policies.

The application to reprice the warrants is also subject to warrantholder approval, and the Company makes no assurances that the required approval and consent for the repricing or extension of the term of the warrants will be granted.

Aurora Platinum Corp. is actively exploring for nickel-copper-PGM deposits in Ontario and Quebec. The Company has an option/joint venture with Falconbridge Limited in the Sudbury District (Foy and Footwall properties) and option/joint ventures with Inco Limited including the AEM Project in northwestern Ontario and the AEM Abitibi Project in eastern Ontario/western Quebec and the Nickel Lake Project in the Sudbury District. Aurora is also aggressively exploring a number of 100%-owned properties in northwestern Ontario and in Québec.

Some of the statements in this news release contain forward-looking information, which involves inherent risk and uncertainty affecting the business of the Company. Actual results may differ materially from those currently anticipated in such statements.

-30-

For more information, please contact:
Daniel G. Innes, President & CEO
Thomas W. Beattie, VP, Corporate Development
Aurora Platinum Corp.
Suite 1650-701 West Georgia Street
Vancouver, BC Canada V7Y 1C6
Tel. (604) 687-7778 - Fax (604) 688-5175
E-mail info@auroraplatinum.com
www.auroraplatinum.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

EXTENSION OF TERM AND REPRICING OF WARRANTS APPROVED

August 1, 2003

Vancouver, B.C.- **Aurora Platinum Corp. (ARP-TSXV)** announced today that the TSX Venture Exchange has consented to the extension of the term of the Company's Series E and F Share Purchase Warrants for one additional year and the reduction of the exercise price to $2.50.

Holders of the (i) 1,533,700 Series E Share Purchase Warrants will be entitled to purchase one share before August 6, 2004 at the reduced price of $2.50 per share and (ii) 115,000 Series F Warrants will be entitled to purchase one share before September 3, 2004 at the reduced price of $2.50.

Pursuant to Exchange policies, if the closing price for the Company's shares is $2.88 or greater for a period of 10 consecutive trading days then the holders of repriced warrants will have 30 days to exercise their warrants, otherwise their warrants will expire on the 31st day.

Aurora Platinum Corp. is actively exploring for nickel-copper-PGM deposits in Ontario and Quebec. The Company has an option/joint venture with Falconbridge Limited in the Sudbury District (Foy and Footwall properties) and option/joint ventures with Inco Limited including the AEM Project in northwestern Ontario and the AEM Abitibi Project in eastern Ontario/western Quebec and the Nickel Lake Project in the Sudbury District. Aurora is also aggressively exploring a number of 100%-owned properties in northwestern Ontario and in Québec.

-30-

For more information, please contact:
Daniel G. Innes, President & CEO
Thomas W. Beattie, VP, Corporate Development
Aurora Platinum Corp.
Suite 1650-701 West Georgia Street
Vancouver, BC Canada V7Y 1C6
Tel. (604) 687-7778 - Fax (604) 688-5175
E-mail info@auroraplatinum.com
www.auroraplatinum.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

03 DEC 22 AM 7:21

AURORA EXERCISES OPTION TO FORM JOINT VENTURE WITH FALCONBRIDGE

August 12, 2003

Vancouver, BC – **Aurora Platinum Corp. (ARP-TSXV)** announced today that it has exercised the option in its Option/Joint Venture Agreement with Falconbridge Limited and has acquired 60% of Falconbridge's interest in the Foy and Footwall Properties, Sudbury Mining District. Aurora will assume operatorship of the joint venture for both properties, with expenditures on the properties being shared pro rata, based on the parties' then current interest.

The 1,600 hectare Footwall Property is located along the South Range of the Sudbury Igneous Complex (SIC) between the Garson and Norduna nickel-copper-PGM mines. The Property covers approximately 8 kilometres of the SIC contact and footwall rocks immediately adjacent to and including the down-dip extension of the Falconbridge, Falconbridge East, and Cryderman deposits. The Foy Property covers more than 10 kilometres of the Foy offset dyke on the North Range of the SIC lying between the Nickel Lake and the Nickel Rim nickel-copper-PGM deposits. The contact and adjacent footwall environments in the Footwall Property and the offset dyke environment on the Foy Property are the primary host rocks to nickel-copper-PGM deposits in the Sudbury Camp.

Aurora Platinum Corp. is actively exploring for nickel-copper-PGM deposits in Ontario and Québec. The Company has option/joint ventures with Inco Limited, including the AEM Project in northwestern Ontario and the AEM Abitibi Project in eastern Ontario/western Québec and the Nickel Lake Project in the Sudbury Mining District. Aurora is also aggressively exploring 100%-owned properties in Ontario and Québec, and the Midrim/Belleterre Projects in Québec. The Company has exposure to gold and base metals exploration through its 57% interest in Lake Shore Gold Corp. and diamonds through its 57% interest in Superior Diamonds Inc.

-30-

For more information, please contact:

Daniel G. Innes, President & CEO
Aurora Platinum Corp.
Suite 1650-701 West Georgia Street
Vancouver, B.C. Canada V7Y 1C6
Tel. (604) 687-7778 – Fax (604) 688-5175
E-mail info@auroraplatinum.com
www.auroraplatinum.com

Dr. Michael J. Byron, VP Exploration
Aurora Platinum Corp.
1988 Kingsway, Unit G
Sudbury, ON P3B 4J8
Tel. (705) 525-0992 – Fax (705) 525 7701
E-mail: mbyron@auroraplatinum.com
www.auroraplatinum.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

AURORA PLATINUM CORP. GRANTS STOCK OPTIONS

December 3, 2003

Vancouver, BC – Aurora Platinum Corp. (ARP-TSXV) announced that the Company's board of directors has granted incentive stock options to purchase a total of 82,000 shares to a management company employee, one director and two consultants. The options are exercisable at a price of $3.00 per share for a period of five years.

-30-

Daniel G. Innes, President & CEO
Thomas W. Beattie, VP, Corporate Development
Aurora Platinum Corp.
Suite 1650-701 West Georgia Street
Vancouver, B.C. Canada V7Y 1C6
Tel. (604) 687-7778 - Fax (604) 688-5175
E-mail info@auroraplatinum.com
www.auroraplatinum.com

03 DEC 22 AM 7:21

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

AURORA PLATINUM CORP. GRANTS STOCK OPTIONS

December 3, 2003

Vancouver, BC – Aurora Platinum Corp. (ARP-TSXV) announced that the Company's board of directors has granted incentive stock options to purchase a total of 82,000 shares to a management company employee, one director and two consultants. The options are exercisable at a price of $3.00 per share for a period of five years.

-30-

Daniel G. Innes, President & CEO
Thomas W. Beattie, VP, Corporate Development
Aurora Platinum Corp.
Suite 1650-701 West Georgia Street
Vancouver, B.C. Canada V7Y 1C6
Tel. (604) 687-7778 - Fax (604) 688-5175
E-mail info@auroraplatinum.com
www.auroraplatinum.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

APPLICATION MADE TO EXTEND TERM OF WARRANTS

December 10, 2003

Vancouver, BC - **Aurora Platinum Corp. (ARP-TSXV)** announces that it has made application to the TSX Venture Exchange to extend the term of the Company's Series C Share Purchase Warrants for an additional one year. If accepted by the Exchange, holders of the 117,500 Series C Warrants will be entitled to purchase one common share at a price of $4.00 per share up to December 31, 2004.

Some of the statements in this news release contain forward-looking information, which involves inherent risk and uncertainty affecting the business of the Company. Actual results may differ materially from those currently anticipated in such statements.

- 30 -

For more information, please contact:

Daniel G. Innes, President & CEO
Thomas W. Beattie, V.P., Corporate Development
Aurora Platinum Corp.
Suite 1650-701 West Georgia Street
Vancouver, B.C. Canada V7Y 1C6
Tel. (604) 687-7778 – Fax (604) 688-5175
www.auroraplatinum.com
email: info@auroraplatinum.com

03 DEC 22 AM 7:21

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

EXTENSION OF TERM OF WARRANTS APPROVED

December 11, 2003

Vancouver, BC - **Aurora Platinum Corp. (ARP-TSXV)** announced today that the TSX Venture Exchange has consented to a one year extension in the expiry date of the Company's Series C Share Purchase Warrants. Holders of the 117,500 Series C Warrants will be entitled to purchase one common share at a price of $4.00 per share up to December 31, 2004.

- 30 -

For more information, please contact:

Daniel G. Innes, President & CEO
Thomas W. Beattie, V.P., Corp. Dev.
Aurora Platinum Corp.
Suite 1650-701 West Georgia Street
Vancouver, B.C. Canada V7Y 1C6
Tel. (604) 687-7778 – Fax (604) 688-5175
auroraplatinum.com
info@auroraplatinum.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

AURORA PLATINUM CLOSES A $1.0 MILLION FINANCING

December 31, 2001

Vancouver, B.C. – **Aurora Platinum Corp. (ARP-CDNX)** today announced that the proposed private placement disclosed on December 13, 2001 has now closed and it has received gross proceeds of $1,005,000 by selling 335,000 flow through units at $3.00 per unit. Each unit will consist of one flow through common share and one-half of a flow through common share purchase warrant. Each whole share purchase warrant entitles the holder to buy one flow through common share for $4.00 within 12 months after closing.

Gross proceeds of $1,005,000 will be used by Aurora for ongoing exploration and development programs in Canada. Haywood Securities Inc. acted as agent for the financing and was paid a cash commission of 7.5% of gross proceeds from the sale of the units and received 33,500 broker warrants. Each broker warrant will entitle the holder to purchase one non-flow through common share at a price of $3.20 within 12 months after closing.

Aurora Platinum Corp. is actively exploring for nickel-copper-platinum-palladium deposits in Ontario and Quebec. The Company has a joint venture with Falconbridge Limited in the Sudbury District (Foy and Footwall properties) and a joint venture with Inco Limited (AEM Project) covering a large area in northern Ontario. Aurora is also aggressively exploring its 100%-owned Lansdowne and Fish Trap Lake properties in northwestern Ontario, and the Midrim/Belleterre/Angliers project in Quebec.

Some of the statements in this news release contain forward-looking information, which involves inherent risk and uncertainty affecting the business of the Company. Actual results may differ materially from those currently anticipated in such statements.

- 30 -

For more information, please contact:

John G. Paterson, President
Thomas W. Beattie, VP Corporate Development
Aurora Platinum Corp.
Suite 1650-701 West Georgia Street
Vancouver, B.C. Canada V7Y 1C6
Tel. (604) 687-7778 – Fax (604) 688-5175
www.auroraplatinum.com
email: info@auroraplatinum.com

AURORA COMMENCES DRILLING ON LANSDOWNE PGM PROJECT ONTARIO

February 13, 2003

Vancouver, BC – Aurora Platinum Corp. (ARP-TSXV) reported today that the 2003 winter drill program on the Company's Lansdowne House platinum-palladium-nickel project located 180 kilometers north-northwest of Thunder Bay, Ontario, has been initiated. A 3,000 metre drilling program will test the platinum-palladium rich reef discovered last year by the Company. The PGM reef-style mineralization is associated with a distinct layered coarse-grained plagioclose-rich cumulate phase of the Landsdowne Layered Complex located near the ultramafic interface. The style and stratigraphic position of the Lansdowne mineralization is very similar to the world class JM Reef PGM deposits of the Stillwater Layered Complex in Montana.

Previous drilling by the Company intersected 13.5 metres of 1.4 grams/tonne platinum and palladium from 121.5 metres to 135 metres, including 3.2 grams/tonne platinum and palladium from 132.0 metres to 133.5 metres in hole LH-01-20. The PGM reef forms a distinctive magmatic layer within the 20 kilometre long by 10 kilometre wide Complex. Airborne electromagnetic surveys and just completed detailed ground geophysical surveys have traced the reef horizon for approximately five kilometres along the southeast part of the Complex. The current drilling is focused on delineating the LH-01-20 reef and at least 10 holes will test this target. The last drill program carried out by the Company has confirmed the layered nature of the Complex and the potential to discover this same PGM rich reef elsewhere within the Property is considered to be high.

Gold mineralization is also present on the Landsdowne House Property and has been discovered in outcrop and in drill core at four locations along a six kilometre long structural corridor. Shear-hosted gold mineralization within this corridor is characterized by banded quartz-ankerite-sulphide veins and stockworks, strong potassic alteration and deformation. Sulphide rich vein samples assayed from 0.29 grams/tonne gold to 23.78 grams/tonne gold. Past drilling by the Company intersected gold and gold-copper mineraliztion within the gold corridor near the west end of the Lansdowne Property and returned grades of up to 2.2 grams/tonne gold over 3.0 metres. Surface showings in this same area returned assay values of 9.3 grams/tonne gold and 8.52 grams/tonne gold from sulphide-rich quartz vein material.

Detailed ground geophysics along the gold corridor has been completed and the gold zone will be drill tested in the current program.

Continued...

Quality Control

Aurora has implemented a quality control program to ensure best practice in the sampling and analysis of the drill core. Half of the drill core is sampled for analysis and the remaining half of the core is stored in a secure location. The drill core is transported in security-sealed bags for preparation at ALS Chemex in Thunder Bay, Ontario and pulps are shipped for analysis at the ALS Chemex laboratory in Vancouver, BC. This ISO 9001:2000 registered laboratory is preparing for ISO 17025 certification.

Gold, platinum and palladium are analyzed by fire assay with an ICP finish. Silver, copper, lead, zinc, nickel and cobalt are digested in a partial extraction and analyzed by atomic absorption.

Aurora Platinum Corp. is a well-financed company actively exploring for nickel- copper-platinum-palladium deposits in Ontario and Quebec. The Company has an option/joint venture with Falconbridge Limited in the Sudbury District and an option/joint venture with Inco Limited covering a large area in Northern Ontario. Aurora is also aggressively exploring its 100%-owned Lansdowne Property in Northwestern Ontario.

Some of the statements contained in this News Release contain forward-looking information, which involves inherent risk and uncertainty affecting the business of the Company. Actual results may differ materially from those currently anticipated in such statements.

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For more information, please contact:

Daniel G. Innes, President & CEO
Aurora Platinum Corp.
Suite 1650-701 West Georgia Street
Vancouver, B.C. Canada V7Y 1C6
Tel. (604) 687-7778 - Fax (604) 688-5175
www.auroraplatinum.com
E-mail info@auroraplatinum.com

Or

Dr. Michael J. Byron, VP Exploration
1988 Kingsway, Unit G
Sudbury, ON P3B 4J8
Tel. (705) 525-0992 – Fax (705) 525 7701
E-mail: mbyron@auroraplatinum.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

DRILL RESULTS – NICKEL LAKE JOINT VENTURE
SUDBURY, ONTARIO

February 12, 2003

Vancouver, BC – Aurora Platinum Corp. (ARP-TSXV) is pleased to report the latest drill results from the Nickel Lake Joint Venture property located on the Foy Offset Dike, Sudbury, Ontario. A zone of massive sulphide was intersected in Borehole Ni-15 from surface to 17.87 metres grading 1.69% nickel, 0.43% copper, 0.07% cobalt, 0.23 grams per tonne gold, 0.64 grams per tonne platinum and 0.88 grams per tonne palladium. The intersection included a higher grade zone from 9.65 metres to 15.67 metres (6.02 metres) that gave a weighted average grade of 4.38% nickel, 0.93% copper, 0.16% cobalt, 0.55 grams per tonne platinum and 1.75 grams per tonne palladium.

Borehole Ni-15 was drilled vertically to determine the subsurface geometry of an embayment located along the hanging wall of the Foy Offset and to drill test a coincident airborne (AeroTEM) conductor. The embayment appears to be trough-shaped with the massive sulphides lying along the base. The intersected mineralization appears to coincide with the surface projection of a BHUTEM non-decaying conductor lying at the northwest end of Nickel Lake. Three-dimensional modelling of the off-hole conductor in Borehole Ni-12 suggests a southwest trending (Az 247°), steeply dipping plate having a 390 metre dip extent and a 200 metre strike length. The conductor was detected at a vertical depth of 156 metres but is believed to extend to surface within the immediate area northwest of Nickel Lake and coinciding with the mineralization reported from Borehole Ni-15 above.

The reported intersection and conductor lie within the Inco/Aurora Nickel Lake Option/Joint Venture property (see News Release dated May 15, 2002). The property covers the Foy Offset Dike from Nickel Lake in the east to Foster Lake in the west (1.4 kilometres strike length). This section of the Offset Dike holds a number of nickel-copper-PGM sulphide showings and coincident AeroTEM and MegaTEM airborne electromagnetic anomalies. Recent drilling by Aurora around Nickel Lake intersected a number of massive/disseminated sulphide zones from near surface to a vertical depth of 670 metres. The airborne geophysical anomalies extend in an intermittent fashion along the entire length of the Nickel Lake-Foster Lake corridor. Drill testing the eastern part of the mineralized corridor (east of Nickel Lake) intersected similar massive sulphides to 400 metres depth. The mineralization consists of a 3.5 metre to 18 metre thick body of massive sulphides that extends for more than 55 metres down-plunge along the upper flank of a northwest plunging mega-inclusion and is open to the east and west. Weighted average grades of individual sulphide intersections have been detailed previously (see News Release dated September 12, 2002).

...more

Current work is focusing on drill testing the Ni-15 borehole mineralization, the coincident BHUTEM non-decaying conductor to the west of Nickel Lake and the Foster Lake airborne anomalies. Results from the ongoing drilling program will be released when available.

Quality Control

Aurora has implemented a quality control program to ensure best practice in the sampling and analysis of the drill core. Half of the drill core is sampled for analysis and the remaining half of the core is stored in a secure location. The drill core is transported in security-sealed bags for preparation at ALS Chemex in Mississauga, Ontario. Samples are dried, crushed and approximately 250 grams are pulverized to pass 75 microns. Pulps are then shipped to Chemex's laboratory in Vancouver, B.C. for analyses. This ISO 9001:2000 registered laboratory is preparing for ISO 17025 certification.

Silver, copper, lead, zinc, nickel and cobalt are digested in a partial extraction and analyzed by atomic absorption. For values greater than 10,000 ppm, a total digestion with atomic absorption finish is undertaken. Gold, platinum and palladium are analyzed by fire assay with an ICP finish. Gravimetric analysis is done for values greater than 1000 ppb.

Field duplicates are taken every one in 40 samples and pulp duplicates are check assayed every one in 20 samples at a second certified lab.

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For more information, please contact:

Daniel G. Innes, President & CEO
Aurora Platinum Corp.
Suite 1650-701 West Georgia Street
Vancouver, B.C. Canada V7Y 1C6
Tel. (604) 687-7778 - Fax (604) 688-5175
www.auroraplatinum.com
E-mail info@auroraplatinum.com

Or

Dr. Michael J. Byron, VP Exploration
1988 Kingsway, Unit G
Sudbury, ON P3B 4J8
Tel. (705) 525-0992 – Fax (705) 525 7701
E-mail: mbyron@auroraplatinum.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release

SUPERIOR CLOSES A $500,000 FINANCING

December 31, 2002

Vancouver, B.C. – **Superior Diamonds Inc. (SDX–TSXV)** announced that the proposed private placement disclosed on November 21, 2002 has now closed and it has received gross proceeds of $500,000.55. Subscribers elected to purchase 428,570 flow through and 1,000,003 non-flow through units at $0.35 per unit.

Each flow through unit consisted of one common share qualified as a flow through share under the *Income Tax Act (Canada)* and one-half of a non-flow through common share purchase warrant. Each non-flow through unit consisted of one common share and one-half common share purchase warrant. One whole share purchase warrant entitles the holder to buy one non-flow through common share for $0.60 within 12 months after closing.

Net proceeds from the sale of the private placement will be used for ongoing exploration and development and general working capital, subject to flow through funding expenditure requirements.

The independent directors of Superior Diamonds have approved the participation by insiders of the Company in the private placement on the same terms as arm's length investors, and shareholdings of insiders in the Company increased as a result of such participation. Aurora Platinum Corp. purchased 571,430 units, and as a result of the financing its shareholding in Superior has been reduced from 58% to 57%. Also, one director purchased 86,000 flow through units. Pursuant to TSX Venture Exchange Policy, each of Aurora's and the director's participation in the private placement was classified as a "related party transaction". Further particulars of this transaction were disclosed in the Company's News Release dated November 21, 2002.

Haywood Securities Inc. acted as agent for the financing and was paid a commission of 7.5% of gross proceeds from the sale of units and received 142,857 broker warrants. Each broker warrant entitles the holder to purchase one non-flow through common share at a price of $0.40 within 12 months after closing.

Superior Diamonds Inc. is exploring a large area of northern Ontario using proprietary magnetic data to focus kimberlite indicator mineral sampling programs.

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For more information please contact:
John G. Paterson, President
Thomas W. Beattie, Director
Superior Diamonds Inc.
PO Box 54060, Suite 1515
700 West Pender Street
Vancouver, B.C. Canada V6C 3P4
tel. (604) 806 0667 – fax (604) 688 5175
info@superiordiamonds.ca
http://www.superiordiamonds.ca

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release

AURORA PLATINUM CORP.
LAKE SHORE GOLD CORP.

AURORA PLATINUM ACQUIRES CONTROLLING INTEREST IN LAKE SHORE GOLD CORP. IN EXCHANGE FOR MINERAL ASSETS

December 17, 2002

Vancouver, B.C. – Aurora Platinum Corp. (ARP-TSXV) and **Lake Shore Gold Corp. (LSG-TSXV)** have completed the transactions set out in the parties' Acquisition Agreement dated September 15, 2002 whereby Lake Shore acquired interests in certain mineral claims and related rights (the "Mineral Assets") held by Aurora in exchange for Lake Shore issuing to Aurora 13,000,000 common shares (the "Acquisition Shares") and 550,000 share purchase warrants (the "Acquisition Warrants"). The acquisition of the Mineral Assets constituted a reverse takeover ("RTO") transaction for Lake Shore under the policies of the TSX Venture Exchange (the "Exchange").

Lake Shore, formerly Consolidated Takepoint Ventures Ltd., is anticipated to resume trading on the Exchange under the symbol LSG at the opening of trading on Wednesday December 18, 2002.

Concurrent with and part and parcel of the acquisition of the Mineral Assets and the RTO, Lake Shore completed a private placement (the "Private Placement") and raised $1 million through the sale of 5,555,556 units at $0.18 per unit. Each unit consisted of one common share and one half of a common share purchase warrant, with each full share purchase warrant entitling the holder to buy one common share at $0.36 within 12 months after closing. The proceeds of the Private Placement will be applied to initial exploration work on the Mineral Assets and for general corporate purposes. Haywood Securities Inc. acted as agent in the Private Placement and received a cash commission of 7.5% of the gross proceeds and 555,555 agent's warrants.

The Acquisition Shares and Acquisition Warrants issued to Aurora are subject to escrow restrictions in accordance with the policies of the Exchange, as well as resale restrictions applicable to control persons under applicable securities laws. Each Acquisition Warrant will allow Aurora to purchase one share of Lake Shore for $0.24 for two years from issuance.

As disclosed in the News Release dated July 31, 2002, all of the directors of Lake Shore except Anthony Harvey resigned from the Board of Directors of Lake Shore upon completion of the RTO, and John G. Paterson, Thomas W. Beattie, and Michael D. Winn, nominees of Aurora, were appointed to the Board of Directors of Lake Shore In addition, John G. Paterson has been appointed as President, Parkash K. Athwal as Chief Financial Officer and Susy Horna as Secretary.

Lake Shore currently has 21,231,857 shares outstanding (28,205,190 shares on a fully diluted basis). The 13,000,000 Acquisition Shares held by Aurora represent 61.23% of the said outstanding shares and 46.09% of the shares on a fully diluted basis. Under the terms of the Acquisition Agreement, Aurora has the right to maintain a 58% equity interest in Lake Shore by participating in further equity financings so long as Aurora holds at least 20% of the issued shares of Lake Shore.

... more

Lake Shore has adopted a stock option plan and shareholders approved that 4,246,373 shares may be issued under the plan, of which 3,090,000 were granted at the closing of the RTO. Also, the auditors of Lake Shore were changed from G. Ross McDonald to Deloitte & Touche LLP effective as of the closing and the Company's financial year end changed from June 30 to December 31.

The Mineral Assets which Lake Shore acquired comprise (a) interests in 72 claim blocks (covering 940 hectares) staked by Aurora in an area of northern Ontario, and (b) rights to related proprietary geophysical, geological and structural information. Pursuant to the Acquisition Agreement, Lake Shore has certain mineral exploration and development rights in the area, except kimberlites and diamonds, subject to certain back-in rights and a 1.5% net smelter return royalty held by a third party.

Independent geophysical consultants for Aurora reviewed and compiled proprietary airborne magnetic/electromagnetic data over all of the claim blocks. Mineral targets were modelled from the proprietary airborne data and geological data compilation. A helicopter and fixed wing supported geological reconnaissance program was conducted from June to September 2002. Geological mapping, prospecting, lithogeochemical sampling and glacial till sampling was conducted as part of the exploration program. Significant exploration activity in some of the claim areas has been conducted by a number of other companies.

The properties acquired by Lake Shore are prospective for shear-hosted gold deposits, volcanogenic massive sulphide deposits and other base metal deposits associated with layered mafic-ultramafic complexes. A two phase exploration program for the property is recommended with an expenditure of $408,000 in Phase 1 for linecutting and ground geophysical surveying followed by a $600,000 Phase II drilling program depending on the results obtained in the Phase I program.

Aurora Platinum Corp. is actively exploring for nickel-copper-platinum-palladium deposits in Ontario and Quebec. The Company has properties under option with Falconbridge Limited in Sudbury District (Foy and Footwall properties) and option with Inco Limited (AEM Project) covering a large area in Northern Ontario and in the Sudbury District (Nickel Lake Project). Aurora is also exploring a number of the 100% owned properties in northwestern Ontario, and the Midrim/Belleterre/Angliers project in Quebec.

Some of the statements in this news release contain forward-looking information, which involves inherent risk and uncertainty affecting the businesses of Lake Shore and Aurora. Actual results may differ materially from those currently anticipated in such statements.

- 30 -

For more information, please contact:
Daniel G. Innes, President
Aurora Platinum Corp.
Suite 1650-701 West Georgia Street
Vancouver, BC V7Y 1C6, Canada
Tel. (604) 687-7778 – Fax (604) 688-5175
www.auroraplatinum.com
email: info@auroraplatinum.com

For more information, please contact:
Thomas W. Beattie, Director
Lake Shore Gold Corp.
PO Box 54060
Suite 1515, 700 West Pender Street
Vancouver, BC V6C 3P4, Canada
Tel. (604) 806-0667/Fax (604) 688-5175

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

EXTENSION OF TERM OF WARRANTS APPROVED

December 16, 2002

Vancouver, BC, Aurora Platinum Corp. (ARP-TSXV) announced today that the TSX Venture Exchange has consented to the extension in the expiry date of the the Company's Series C Share Purchase Warrants for an additional one year. Holders of the 117,500 Series C Warrants will be entitled to purchase one common share at a price of $4.00 per share up to December 31, 2003.

Aurora Platinum Corp. is actively exploring for nickel-copper-platinum-palladium deposits in Ontario and Quebec. The Company has properties under option with Falconbridge Limited in Sudbury District (Foy and Footwall properties) and option with Inco Limited (AEM Project) covering a large area in Northern Ontario and in the Sudbury District (Nickel Lake Project). Aurora is also exploring a number of the 100% owned properties in northwestern Ontario, and the Midrim/Belleterre/Angliers project in Quebec.

- 30 -

For more information, please contact:

Daniel G. Innes, President & CEO
Thomas W. Beattie, V.P., Corporate Development
Aurora Platinum Corp.
Suite 1650-701 West Georgia Street
Vancouver, B.C. Canada V7Y 1C6
Tel. (604) 687-7778 – Fax (604) 688-5175
www.auroraplatinum.com
email: info@auroraplatinum.com

03 [illegible]

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

APPLICATION MADE TO EXTEND TERM OF WARRANTS

December 12, 2002

Vancouver, BC, Aurora Platinum Corp. (ARP-TSXV) announces that it has made application to the TSX Venture Exchange to extend the term of the Company's Series C Share Purchase Warrants for an additional one year. If accepted by the Exchange, holders of the 117,500 Series C Warrants will be entitled to purchase one common share at a price of $4.00 per share up to December 31, 2003.

Aurora Platinum Corp. is actively exploring for nickel-copper-platinum-palladium deposits in Ontario and Quebec. The Company has properties under option with Falconbridge Limited in Sudbury District (Foy and Footwall properties) and option with Inco Limited (AEM Project) covering a large area in Northern Ontario and in the Sudbury District (Nickel Lake Project). Aurora is also exploring a number of the 100% owned properties in northwestern Ontario, and the Midrim/Belleterre/Angliers project in Quebec.

- 30 -

For more information, please contact:

Daniel G. Innes, President & CEO
Thomas W. Beattie, V.P., Corporate Development
Aurora Platinum Corp.
Suite 1650-701 West Georgia Street
Vancouver, B.C. Canada V7Y 1C6
Tel. (604) 687-7778 – Fax (604) 688-5175
www.auroraplatinum.com
email: info@auroraplatinum.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

SERIES B WARRANTS NOT EXTENDED

November 6, 2002

Vancouver, B.C., Aurora Platinum Corp. (ARP-TSX Venture) announced on November 1, 2002 that it had applied to the TSX Venture Exchange to extend the term of the Company's outstanding 1,032,486 Series B Share Purchase Warrants for an additional one year term from the current expiry date of November 10, 2002. The Company had hoped to provide a longer time for the exercise of the warrants, however, the Exchange has advised that no extension will be granted.

As the expiry date falls on a holiday, persons who wish to exercise Series B Warrants must deliver their Warrant certificate and payment to Computershare Trust Company of Canada at 4th Floor, 510 Burrard Street, Vancouver, British Columbia, V6C 3B9 by 4:00 pm Vancouver time on November 12, 2002 and are invited to contact the Company for further details.

Aurora Platinum Corp. is actively exploring for nickel-copper-platinum-palladium deposits in Ontario and Quebec. The Company has properties under option with Falconbridge Limited in Sudbury District (Foy and Footwall properties) and option with Inco Limited (AEM Project) covering a large area in Northern Ontario and in the Sudbury District (Nickel Lake Project). Aurora is also exploring a number of the 100% owned properties in northwestern Ontario, and the Midrim/Belleterre/Angliers project in Quebec.

-30-

For more information, please contact
Daniel G. Innes, President
Thomas W. Beattie, VP Corporate Development
Aurora Platinum Corp.
Suite 1650-701 West Georgia Street
Vancouver, B.C. Canada V7Y 1C6
Tel. (604) 687-7778 - Fax (604) 688-5175
www.auroraplatinum.com
E-mail info@auroraplatinum.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

APPLICATION MADE TO EXTEND TERM OF WARRANTS

November 1, 2002

Vancouver, B.C., Aurora Platinum Corp. (ARP-TSX Venture) today announced that it has made application to the TSX Venture Exchange to extend the term of the Company's Series B Share Purchase Warrants for an additional one year term and to increase the exercise price from the current $3.50 to $3.65 per share. Warrantholders may exercise at the current price of $3.50 up to the current expiry date of the Warrants. If the amendment is accepted by the Exchange, holders of Warrants who have not exercised by the current expiry date will then be entitled to purchase one common share at any time up to November 10, 2003 at a price of $3.65 per share.

There are currently 1,082,486 Warrants outstanding, of which 131,786 are held directly and indirectly by directors of the Company and 152,411 are held by greater than 10% shareholders of the Company. Warrants held by these insiders may not be exercised unless the proposed amendments in respect to these insiders are approved by disinterested shareholders of the Company.

Aurora Platinum Corp. is actively exploring for nickel-copper-platinum-palladium deposits in Ontario and Quebec. The Company has properties under option with Falconbridge Limited in Sudbury District (Foy and Footwall properties) and option with Inco Limited (AEM Project) covering a large area in Northern Ontario and in the Sudbury District (Nickel Lake Project). Aurora is also exploring a number of the 100% owned properties in northwestern Ontario, and the Midrim/Belleterre/Angliers project in Quebec

-30-

For more information, please contact
Daniel G. Innes, President
Thomas W. Beattie, VP Corporate Development
Aurora Platinum Corp.
Suite 1650-701 West Georgia Street
Vancouver, B.C. Canada V7Y 1C6
Tel. (604) 687-7778 - Fax (604) 688-5175
www.auroraplatinum.com
E-mail info@auroraplatinum.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

FOOTWALL PROPERTY REVIEW
AURORA / FALCONBRIDGE OPTION, SUDBURY

October 16, 2002

Vancouver, B.C. - Aurora Platinum Corp. (ARP-TSX Venture) announced today that the Footwall Property review has been completed and a preliminary assessment of the property's potential has been made. The 1,600 hectare Footwall Property is part of an Option/Joint Venture Agreement with Falconbridge Limited and is located along the South Range of the Sudbury Igneous Complex (SIC), between the Garson and Norduna nickel-copper-PGM mines. The Property covers approximately 8 kilometres of SIC contact and footwall rocks immediately adjacent to and south of the Falconbridge and Falconbridge East mines in the west and central part of the Property and the Inco held Cryderman Main, Central and East mineralization in the eastern part of the Property. The contact of the SIC dips to the south in this area, and each of the above deposits/prospects project down-dip into optioned ground. Both the contact and footwall environments are primary host rock to nickel-copper-PGM deposits in the Sudbury Camp.

Under the terms of the Agreement, Aurora has the option to earn a 60% interest in the Footwall Property (and other property), from Falconbridge by expending $6 million on exploration over 3 years (see News Release dated September 3, 2001).

The Falconbridge Mine was operational until 1984 when an underground rock cave on the 4,000 level resulted in a decision to close the underground portion of the mine. The Falconbridge Mine Number 1 surface pit and the Falconbridge East Mine continued to produce until 1990. The Falconbridge and East Mines are connected by underground workings, which are currently flooded.

Within the optioned ground, the historical remaining tonnages at the time of closure of the two mines were:

Category	Tons	% Nickel	% Copper	% Cobalt
Proven and Active Stopes	1,649,800	1.50	0.92	0.065
Possible and NIR	1,013,600	1.24	0.76	0.056

These tonnages have been identified from the Falconbridge Mine and the Falconbridge East Mine records and represent tonnages from active stopes and various reserve categories used at the time of mine closure. Possible reserves include: "mineralization for which quantitative estimates are based on widely-spaced diamond drill intersections, and where continuity is assumed from

reasonable geological indications." The NIR category (Not In Reserve) includes: "formerly reserve blocks in either the Proven, Probable or Possible categories, which have been withdrawn from the reserves for economic reasons or for mine-planned support pillars due to anticipated ground stability problems. These reserves may or may not be recoverable."

In addition, lower grade blocks have been identified within both mines on optioned ground and total: 4,744,000 tons, grading 0.57% nickel, 0.37% copper and 0.025% cobalt. These blocks represent tonnages in various reserve categories used at the time when both mines were closed, including sub-economic, unmineable and inaccessible categories.

The reliability of these numbers is considered to be high as they were part of the then current reserves of the operating Falconbridge and Falconbridge East mines. Sample density and calculation methods used, at the time, were consistent with all other Falconbridge operating mines. The tonnages represent Main Zone breccia sulphide blocks, calculated to a six-foot minimum width and diluted by a factor of 20%. The breccia sulphides alone average two feet in width and average 1.62% nickel, 1.07% copper, 0.072% cobalt.

The contact of the SIC (host to typical contact-type ore) between the Falconbridge Mine and Inco's Garson Mine (approximately 3 kilometres to the west) has been underexplored. The data review has identified 7 mineralized shoots (entirely within optioned ground) along this contact from surface to below the 4050 level (cut by exploration drifts on 3 levels immediately west of the Falconbridge Mine). This mineralization is open to depth and is also underexplored. The remaining 2 kilometres of contact and footwall, westward to the Property boundary, hosts additional exploration potential.

In the eastern part of the Property, contact-type mineralization on the adjoining INCO ground to the north (Cryderman Central and Cryderman East properties) projects (down plunge) into the optioned ground and offers more potential for additional tonnage. A 1500 metre exploration drill hole put down in this area, during the option in 2001, detected a strong BHUTEM geophysical anomaly believed to reflect the down-dip extension of the Cryderman East mineralization on optioned ground. A second off-hole BHUTEM geophysical anomaly identified an additional target south of the Cryderman mineralization.

In addition, exploration drifts on the 6000 and 6400 levels of the Falconbridge East Mine (on optioned ground), intersected the projected down-dip extension of the Cryderman Central mineralized zone and cut 1.56% nickel + 0.67% copper over 6.7 feet (true thickness) for an intersection length of 137 feet. The zone is open to the east and up and down dip.

Both the Falconbridge and Falconbridge East Mine mineralization remain open at depth within optioned ground. Deep drilling in the footwall of these two

mineralized zones during the option defined a strong BHUTEM geophysical anomaly along the 3,900 feet of contact tested, supporting the down-dip continuation of the contact mineralization. In addition, previous drilling by the operator below the East Mine workings (6400 level) confirmed the continuation of the mineralization for an additional 800 feet and the deposit remains open. Historical records suggest that 400,000 tons grading 1.56% Ni, 1.16% Cu, and 0.071% Co are defined by this drilling down to the 6700 foot horizon. This tonnage was not included in the historical reserves at the time of mine closure. Drill intersections below the 6,400 level also confirm that the mineralization is strengthening in grade with thickness greater than mine average and include the following:

Hole No.	**Core Interval (feet)**	**% Nickel**	**% Copper**
F-78	143.3	2.37	0.78
F-132	31.6	2.6	1.31
F-133	12.5	1.68	1.16
F-135	22.3	1.94	1.08
F-135	46.9	1.91	1.41
F-136	26.0	1.45	1.11
F-137	6.6	1.20	0.23

Historical underground exploration drilling records also reported numerous high-grade copper intersections within shears in the footwall rocks south of the contact ore and within the optioned ground. The presence of shear hosted veins and stringers is encouraging and may represent remobilized footwall or contact mineralization. Additional drilling will target remobilized-footwall hosted high-grade Cu-PGM mineralization along the entire footwall contact.

No assessment of the potential for profitable extraction of the above tonnages has been made. The program under option will now assess the cost of initiating a number of engineering scoping studies to ascertain the economic viability of the above mineralization and exploration will now focus on expanding the tonnage base identified.

This exploration information has been prepared by David L. Owen, P. Eng (Ontario). Mr. Owen was Chief Mine Geologist for both the Falconbridge and Falconbridge East Mines for fifteen years. He supervised the collection of all geological data and the calculation and compilation of the historical Ore Reserves and is Aurora's Qualified Person for this project.

Aurora Platinum Corp. is actively exploring for nickel-copper-platinum-palladium deposits in Ontario and Quebec. The Company has properties under option with Falconbridge Limited in Sudbury District (Foy and Footwall properties) and a joint venture with Inco Limited (AEM Project) covering a large area in Northern

Ontario and in the Sudbury District (Nickel Lake Project). Aurora is also exploring a number of the 100% owned properties in northwestern Ontario, and the Midrim/Belleterre/Angliers project in Quebec.

For more information, please contact
Daniel G. Innes, President & CEO
Aurora Platinum Corp.
Suite 1650-701 West Georgia Street
Vancouver, B.C. Canada V7Y 1C6
Tel. (604) 687-7778 - Fax (604) 688-5175
www.auroraplatinum.com
E-mail info@auroraplatinum.com

or
Dr. Michael J. Byron, VP Exploration
1988 Kingsway, Unit G
Sudbury, ON P3B 4J8
Tel. (705) 525-0992 – Fax (705) 525 7701

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

New Director Appointed

September 20, 2002

Vancouver, B.C. – **Aurora Platinum Corp. (ARP-TSXV)** is pleased to announce that the Board of Directors has appointed Mr. Alan C. Moon to fill a vacancy in the board. Mr. Moon is a senior executive with significant resource experience internationally and domestically, and brings to the Board a strong and diversified business background. Mr. Moon serves on the Board of Directors of a number of other public and private companies.

Aurora Platinum Corp. is actively exploring for nickel-copper-platinum-palladium deposits in Ontario and Quebec. The Company has a joint venture with Falconbridge Limited in the Sudbury District (Foy and Footwall properties) and joint ventures with Inco Limited (AEM Project) covering a large area in northern Ontario and the Nickel Lake Property, in Sudbury, Ontario. Aurora is also exploring its 100%-owned properties in northwestern Ontario, and the Midrim/Belleterre/Angliers project in Quebec.

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For more information, please contact:

Daniel G. Innes, President & CEO
Thomas W. Beattie, VP, Corporate Development
Aurora Platinum Corp.
Suite 1650-701 West Georgia Street
Vancouver, B.C. Canada V7Y 1C6
Tel. (604) 687-7778 – Fax (604) 688-5175
www.auroraplatinum.com
email: info@auroraplatinum.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

AURORA PLATINUM CLOSES A FINANCING

September 3, 2002

Vancouver, B.C. – **Aurora Platinum Corp. (ARP-TSX Venture)** today announced that the proposed non-brokered private placement disclosed on August 19, 2002 has now closed and it has received gross proceeds of $419,750 from subscribers purchasing 115,000 Units at $3.65 per unit.

Each Unit consisted of one common share and one purchase warrant. Each share purchase warrant will entitle the holder to buy one common share for $4.75 within 12 months after closing. Gross proceeds will be used by Aurora for ongoing exploration and development programs and general working capital. No finders' fee was paid regarding the private placement.

Aurora Platinum Corp. is actively exploring for nickel-copper-platinum-palladium deposits in Ontario and Quebec. The Company has a joint venture with Falconbridge Limited in the Sudbury District (Foy and Footwall properties) and joint ventures with Inco Limited (AEM Project) covering a large area in northern Ontario and the Nickel Lake Property, in Sudbury, Ontario. Aurora is also exploring its 100%-owned properties in northwestern Ontario, and the Midrim/Belleterre/Angliers project in Quebec.

- 30 -

For more information, please contact:

Daniel G. Innes, President & CEO
Thomas W. Beattie, VP Corporate Development
Aurora Platinum Corp.
Suite 1650-701 West Georgia Street
Vancouver, B.C. Canada V7Y 1C6
Tel. (604) 687-7778 – Fax (604) 688-5175
www.auroraplatinum.com
email: info@auroraplatinum.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

AURORA PLATINUM CORP.
CONSOLIDATED OURO BRASIL LTD.

AURORA PLATINUM ACQUIRES CONTROLLING INTEREST IN CONSOLIDATED OURO BRASIL IN EXCHANGE FOR KIMBERLITE ASSETS

August 29, 2002

Vancouver, B.C. – Aurora Platinum Corp. (ARP-TSX Venture) and **Consolidated Ouro Brasil Ltd.**, **(COU-TSX Venture)** have completed the transactions set out in the parties' Acquisition Agreement dated April 26, 2002 whereby Ouro Brasil acquired interests in certain mineral claims and related rights (the "Kimberlite Assets") held by Aurora in exchange for Ouro Brasil issuing to Aurora 13,150,000 common shares (the "Acquisition Shares") and 550,000 share purchase warrants (the "Acquisition Warrants"). The acquisition of the Kimberlite Assets constituted a reverse takeover ("RTO") transaction for Ouro Brasil under the policies of the TSX Venture Exchange (the "Exchange").

Ouro Brasil has applied to change its name to **Superior Diamonds Inc.** and it is anticipated that trading of its shares on the Exchange will resume under the symbol **SDX** at the opening of trading on Tuesday September 3, 2002.

Concurrent with and part and parcel of the acquisition of the Kimberlite Assets and the RTO, Ouro Brasil completed a private placement (the "Private Placement") and raised $1 million through the sale of 4,000,000 units at $0.25 per unit. Each unit consisted of one common share and one half of a common share purchase warrant, with each full share purchase warrant entitling the holder to buy one common share at $0.50 within 12 months after closing. The proceeds of the Private Placement will be applied to initial exploration work on the Kimberlite Assets and for general corporate purposes. Haywood Securities Inc. acted as agent on the Private Placement and received a cash commission of 7.5% of the gross proceeds and 325,000 agent's warrants. A finders' fee of 75,000 warrants was issued to a third party. Haywood Securities Inc. also acted as sponsor in connection with the RTO in consideration of a cash fee.

The Acquisition Shares and Acquisition Warrants issued to Aurora are subject to escrow restrictions in accordance with the policies of the Exchange, as well as resale restrictions applicable to control persons under applicable securities laws. Each Acquisition Warrant will allow Aurora to purchase one share of Ouro Brasil for $0.25 for two years from issuance.

As disclosed in the News Release dated April 4, 2002, all of the directors of Ouro Brasil except K. Wayne Livingstone resigned from the Board of Directors of Ouro Brasil upon completion of the RTO, and John G. Paterson, Thomas W. Beattie, and Michael D. Winn, nominees of Aurora, were appointed to the Board of Directors of Ouro Brasil, with John G. Paterson being appointed as President and Susy Horna being appointed as Secretary.

Ouro Brasil currently has 22,631,115 shares outstanding (25,185,115 shares on a fully diluted basis). The 13,150,000 Acquisition Shares held by Aurora represent 58.11% of the said outstanding shares and 52.21% of the shares on a fully diluted basis. Under the terms of the Acquisition Agreement, Aurora has the right to maintain a 58% equity interest in Ouro Brasil by participating in further equity financings so long as Aurora holds at least 20% of the issued shares of Ouro Brasil.

... more

Ouro Brasil has adopted a stock option plan and shareholders approved that 4,526,233 shares may be issued under the plan, of which 3,000,000 were granted at the closing of the RTO. Also, the auditors of Ouro Brasil were changed from Smythe Ratcliff to Deloitte & Touche LLP effective as of the closing.

The Kimberlite Assets which Ouro Brasil acquired comprise (a) interests in 16 claim blocks (covering 4,096 hectares) staked by Aurora in an area of northern Ontario, and (b) rights to related geological information, primarily in the form of airborne magnetic/electromagnetic data, and other rights. Pursuant to the Acquisition Agreement, Ouro Brasil has certain diamond exploration and development rights in the area, while Aurora retains the rights to other minerals that may be found on the properties. A 1.5% net smelter return royalty is payable to a third party, to a maximum royalty of $2.5 million per diamond mine developed.

Geophysical consultants for Aurora have reviewed and compiled proprietary airborne magnetic/electromagnetic data over all of the claim blocks. Kimberlite targets were modelled from the proprietary airborne data. Helicopter supported till/alluvial sampling down ice from each claim block was also completed. Heavy mineral concentrates were picked for kimberlite indicator minerals that in turn were probed to determine their chemistry. The cost of this initial program was $250,000.

The till and alluvial sampling by Aurora has identified kimberlite indicator minerals in several areas. Significant exploration activity in the area is also being conducted by a number of other companies. A two phase exploration program for the property is recommended with an expenditure of $195,300 in Phase 1 and $908,500 in Phase II.

Aurora Platinum Corp., a Yukon corporation, is actively exploring for nickel-copper-platinum-palladium deposits in Ontario and Quebec. The Company has a joint venture with Falconbridge Limited in the Sudbury District (Foy and Footwall properties) and joint ventures with Inco Limited (AEM Project) covering a large area in northern Ontario and the Nickel Lake Property, in Sudbury, Ontario. Aurora is also aggressively exploring its 100%-owned Lansdowne and Fish Trap Lake properties in northwestern Ontario, and the Midrim/Belleterre/Angliers project in Quebec. Those projects are not included in the Kimberlite Assets. Aurora is a Tier 1 company on the Exchange. There is no individual who directly or indirectly beneficially holds a controlling interest in or who otherwise controls or directs Aurora.

Some of the statements in this news release contain forward-looking information, which involves inherent risk and uncertainty affecting the businesses of Ouro Brasil and Aurora. Actual results may differ materially from those currently anticipated in such statements.

For more information, please contact:
Daniel G. Innes, President
Thomas W. Beattie, VP Corp. Development
Aurora Platinum Corp.
Suite 1650-701 West Georgia Street
Vancouver, B.C. Canada V7Y 1C6
Tel. (604) 687-7778 – Fax (604) 688-5175
www.auroraplatinum.com
email: info@auroraplatinum.com

For more information, please contact:
K. Wayne Livingstone
Director
Consolidated Ouro Brasil Ltd.
Suite 1260, 999 West Hastings Street
Vancouver, B.C. Canada V6C 2W2

Tel. (604) 683-6640– Fax (604) 264-9771

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

AURORA PLATINUM PROPOSES A $1.22 MILLION FINANCING

Not for Distribution to United States newswire services or for dissemination in the United States

August 19, 2002. **Vancouver, BC – Aurora Platinum Corp (ARP-TSX Venture)** today announced that it proposes to raise up to $1,219,997.90 by selling up to 334,246 Units at $3.65 per Unit. Each Unit will consist of one common share and one common share purchase warrant. Each share purchase warrant will entitle the holder to buy one common share for $4.75 within 12 months after closing.

Gross proceeds will be used by Aurora for ongoing exploration and development programs in Canada and general working capital. A finders' fee of 10% of gross proceeds from subscribers residing outside the United States to a maximum of $200,000 will be payable to Quest Investment Corporation, a TSE-listed company. The proposed private placement is subject to regulatory approval.

This press release will not constitute an offer to sell or the solicitation of any offer to buy the securities in any jurisdiction. The shares have not been and will not be registered under the United State Securities Act of 1933 and may not be offered or sold in the United States without registration or an applicable exemption from the registration requirements.

Aurora Platinum Corp. is actively exploring for nickel-copper-platinum-palladium deposits in Ontario and Quebec. The Company has a joint venture with Falconbridge Limited in the Sudbury District (Foy and Footwall properties) and a joint venture with Inco Limited (AEM Project) covering a large area in northern Ontario and in the Sudbury District (Nickel Lake Project). Aurora is also exploring its 100%-owned properties in northwestern Ontario, and the Midrim/Belleterre/Angliers project in Quebec.

Some of the statements in this news release contain forward-looking information, which involves inherent risk and uncertainty affecting the business of the Company. Actual results may differ materially from those currently anticipated in such statements.

-30-

For more information, please contact:
Daniel G. Innes, President & CEO
Thomas W. Beattie, VP, Corporate Development
Aurora Platinum Corp.
Suite 1650-701 West Georgia Street
Vancouver, BC Canada V7Y 1C6
Tel. (604) 687-7778 – Fax (604) 688-5175
email: info@auroraplatinum.com
www.auroraplatinum.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

AURORA PLATINUM'S BOARD OF DIRECTORS

August 15, 2002

Vancouver, B.C. – **Aurora Platinum Corp. (ARP-TSX Venture)** regretfully announces that John J. Brown has passed away after a courageous fight with cancer. Mr. Brown was a director of the Company since 1996 and was its president from 1996 to 2000. We will miss his insightful guidance and valuable contributions.

The board of directors, management and employees of Aurora express their heartfelt condolences to Mr. Brown's family.

- 30 -

For more information, please contact:

Daniel G. Innes, President & CEO
Thomas W. Beattie, VP Corporate Development
Aurora Platinum Corp.
Suite 1650-701 West Georgia Street
Vancouver, B.C. Canada V7Y 1C6
Tel. (604) 687-7778 – Fax (604) 688-5175
www.auroraplatinum.com
email: info@auroraplatinum.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

EXPLORATION CAPITAL PARTNERS LIMITED PARTNERSHIP,
EXPLORATION CAPITAL PARTNERS 2000 LIMITED PARTNERSHIP

8375 West Flamingo Boulevard, Suite 200
Las Vegas, NV U.S.A. 89117
Telephone: 800-611-0827

NEWS RELEASE

August 8, 2002 - Exploration Capital Partners Limited Partnership ("ECPLP") and Exploration Capital Partners 2000 Limited Partnership ("ECP2000LP") report that pursuant to a private placement which completed on August 6, 2002, ECPLP acquired 180,000 units and ECP2000LP acquired 120,000 units in Aurora Platinum Corp. ("Aurora") (ARP-TSX) at a price of $3.65 per unit. Each unit consists of one common share and one share purchase warrant. Each whole share purchase warrant will entitle the holder to purchase one common share at a price of $4.75 exercisable for a period of one year.

Prior to the private placement, ECPLP owned 2,492,496 shares of Aurora and warrants to acquire 52,410 shares at a price of $3.50 per share exercisable to November 10, 2002 and ECP2000LP owned 1,403,100 shares of Aurora. In addition, Global Resource Investments Ltd. ("Global") of 7770 El Camino Real, Carlsbad, California 92009, which is owned and controlled by Arthur Richards Rule, owned 252,000 shares of Aurora.

Upon completion of the private placement ECPLP, ECP2000LP together with Global own 4,447,596 shares representing 23.73% of the outstanding shares of Aurora on a non-diluted basis, and ECPLP and ECP2000LP combined hold warrants which, if exercised, could increase their holdings in Aurora to 4,800,006 common shares representing 25.14% of the then outstanding shares of Aurora, assuming no other shares of Aurora are issued.

ECP2000LP and ECPLP's general partner, Resource Capital Investment Corporation ("Resource"), also of 8375 West Flamingo Blvd, Suite 200, Las Vegas, Nevada 89117, controls the voting of securities held by ECP2000LP and ECPLP. Resource is 90% owned and controlled by The Rule Family Trust and Arthur Richards Rule. By virtue of the ownership of Global and Resource, Global, Resource, ECP2000LP and ECPLP are deemed to be acting jointly and in concert.

The transaction involved a private placement of securities from the treasury of Aurora. The securities were acquired for investment purposes. While neither Global, ECP2000LP or ECPLP has a present intention of acquiring further securities of Aurora, either may in the future acquire or dispose of securities of Aurora, through the market or otherwise, as circumstances or market conditions warrant.

Exploration Capital Partners Limited Partnership,
Exploration Capital Partners 2000 Limited Partnership

per:

"Arthur Richards Rule"
Arthur Richard Rule, President
Resource Capital Investment Corporation

No regulatory authority has approved or disapproved the information contained in this news release.

AURORA PLATINUM CLOSES A $8.2 MILLION FINANCING

August 6, 2002

Vancouver, B.C. – **Aurora Platinum Corp. (ARP-TSX Venture)** today announced that the proposed brokered private placement disclosed on July 12, 2002 has now closed and it has received gross proceeds of $8,190,235. Subscribers elected to purchase 1,420,400 Flow-Through Units at $3.65 per share and 823,500 Non Flow-Through Units at $3.65 per unit.

Each Non Flow-Through Unit consisted of one non flow-through common share and one non flow-through common share purchase warrant. Each Flow-Through Unit consisted of one flow-through common share and one-half of a non flow-through common share purchase warrant. Each whole share purchase warrant will entitle the holder to buy one non flow-through common share for $4.75 within 12 months after closing.

Gross proceeds of $8,190,235 will be used by Aurora for ongoing exploration and development programs in Canada. Dundee Securities Corporation and Haywood Securities Inc. acted as agents for the financing and were collectively paid a cash commission of 7.5% of gross proceeds from the sale of units and received 224,390 broker warrants. Each broker warrant will entitle the holder to purchase one non-flow through common share at a price of $4.05 within 12 months after closing.

Aurora Platinum Corp. is actively exploring for nickel-copper-platinum-palladium deposits in Ontario and Quebec. The Company has a joint venture with Falconbridge Limited in the Sudbury District (Foy and Footwall properties) and a joint venture with Inco Limited (AEM Project) covering a large area in northern Ontario and in the Sudbury District (Nickel Lake Project). Aurora is also exploring its 100%-owned properties in northwestern Ontario, and the Midrim/Belleterre/Angliers project in Quebec.

Some of the statements in this news release contain forward-looking information, which involves inherent risk and uncertainty affecting the business of the Company. Actual results may differ materially from those currently anticipated in such statements.

- 30 -

For more information, please contact:

Daniel G. Innes, President & CEO
Thomas W. Beattie, VP Corporate Development
Aurora Platinum Corp.
Suite 1650-701 West Georgia Street
Vancouver, B.C. Canada V7Y 1C6
Tel. (604) 687-7778 – Fax (604) 688-5175
www.auroraplatinum.com
email: info@auroraplatinum.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

AURORA PLATINUM CORP.
CONSOLIDATED TAKEPOINT VENTURES LTD.

AURORA PLATINUM TO ACQUIRE CONTROLLING INTEREST IN CONSOLIDATED TAKEPOINT IN EXCHANGE FOR MINERAL ASSETS

July 31, 2002

Vancouver, B.C. – Aurora Platinum Corp. ("Aurora") (ARP-TSX Venture) and **Consolidated Takepoint Ventures Ltd. ("Takepoint") (CTK-TSX Venture)** have entered into an agreement (the "Acquisition Agreement") dated July 29, 2002 regarding Takepoint's proposed acquisition of interests in certain mineral claims and related rights (the "Mineral Assets") held by Aurora in exchange for Takepoint issuing to Aurora 13,000,000 common shares (the "Acquisition Shares") and 550,000 share purchase warrants ("Acquisition Warrants"). Each Acquisition Warrant will allow Aurora to acquire one common share of Takepoint for $0.24 within 2 years from the date of closing. As the acquisition of the Mineral Assets will constitute a change of control of Takepoint, the transaction will be treated as a reverse takeover ("RTO") of Takepoint under the policies of the TSX Venture Exchange (the "Exchange") and it is anticipated that the securities issued to Aurora will be subject to escrow restrictions in accordance with the policies of the Exchange, as well as resale restrictions applicable to control persons under applicable securities laws.

Concurrent with and part and parcel of the acquisition of the Mineral Assets and the RTO, Takepoint proposes to complete a private placement (the "Private Placement") to raise up to $1 million through the sale of up to 5,555,556 units at $0.18 per unit. Each unit will consist of one common share and one half of a common share purchase warrant, with each full share purchase warrant entitling the holder to buy one common share at $0.36 within 12 months after closing. The proceeds of the Private Placement will be applied to initial exploration work on the mineral interests to be acquired from Aurora and for general corporate purposes. The Private Placement is subject to Exchange acceptance.

The Mineral Assets that Takepoint intends to acquire are comprised of a number of claim blocks staked by Aurora in an area of northern Ontario ("Area of Interest") and rights to certain proprietary geophysical, geological and structural information in the Area of Interest. Takepoint will have non-exclusive exploration and development rights in the Area of Interest for all metals and minerals except kimberlites/diamonds, subject to certain back-in rights and a 1.5% net smelter return royalty held by a third party, to a maximum royalty of $2.5 million per mine developed.

Geophysical consultants for Aurora have reviewed proprietary airborne magnetic/electromagnetic data over the Area of Interest. Helicopter supported geological reconnaissance work, at a cost of approximately $110,000 to the end of June 2002, has been conducted and is continuing. Evaluation of the Area of Interest is in progress and sampling by Aurora has identified a number of significant mineral prospects in several areas. A two-phase exploration program for the Project is recommended with an expenditure of $400,000 in Phase I and $600,000 in Phase II.

...more

Completion of the acquisition of the Mineral Assets is subject to a number of conditions, including but not limited to Exchange acceptance, Takepoint shareholder approval, due diligence examinations, completion of the Private Placement and receipt of all necessary technical reports concerning the Mineral Assets. The acquisition cannot close until the required Takepoint shareholder approval is obtained and Takepoint intends to schedule a meeting of shareholders as soon as practicable to consider the RTO, among other things. There cannot be assurances that the transaction will be completed as proposed or at all.

Takepoint will be required to retain a sponsor in connection with the RTO and is presently negotiating an agreement for a sponsor. An agreement to sponsor should not be construed as any assurance with respect to the merits of the transaction or the likelihood of completion.

Upon completion of the RTO, it is expected that all of the directors of Takepoint except Anthony R. Harvey will resign from the Board of Directors of Takepoint and Aurora will nominate three new directors, being John G. Paterson, Michael D. Winn and Thomas W. Beattie. It is intended that Mr. Paterson will be appointed as President and Susy Horna as Secretary.

Mr. Paterson is a Professional Geologist who has been Chief Executive Officer and a Director of Southwestern Resources Corp. since June 1992. He was President and a Director of Aurora from May 2000 to June 2002, President of Canabrava Diamond Corp. from November 1994 to November 1997 and a Director of Canabrava from November 1994 to February 2002. Mr. Winn has been President of Terrasearch Inc., a financial consulting company, since January 1997. He was a Financial Analyst with Global Resource Investments Ltd. from 1994 to 1996 and a Geologist with CDM Federal Programs Corporation from 1990 to 1993. Mr. Beattie is a lawyer who has been Vice-President, Corporate Development and Corporate Secretary of Aurora since May 2000 and Vice-President, Corporate Development and Secretary of Southwestern Resources Corp. and Canabrava Diamond Corporation since 1996. Susy Horna has performed corporate secretarial functions for a number of public companies for several years.

After the issuance of the Acquisition Shares and Acquisition Warrants, and completion of the Private Placement, it is expected that Takepoint will have 21,231,867 shares outstanding (25,115,201 shares on a fully diluted basis). The Acquisition Shares held by Aurora will represent 61.23% of the 21,231,867 outstanding shares and 53.95% of the 25,115,201 outstanding shares on a fully diluted basis. Under the terms of the Acquisition Agreement, Aurora will have the right to maintain a 58% equity interest in Takepoint by participating in further equity financings so long as Aurora holds at least 20% of the issued shares of Takepoint.

Consolidated Takepoint Ventures Ltd., a Yukon corporation, is currently an inactive issuer whose shares have been halted from trading on the Exchange as a result of the RTO. Trading in the common shares of Takepoint is expected to remain halted until the RTO completes.

Aurora Platinum Corp., a Yukon corporation, is actively exploring for nickel-copper-platinum-palladium deposits in Ontario and Quebec. The Company has a joint venture with Falconbridge Limited in the Sudbury District (Foy and Footwall Properties) and a joint venture with Inco Limited (AEM Property) covering a large area in northern Ontario and in the Sudbury District (Nickel Lake Project). Aurora is also aggressively exploring its 100%-owned Lansdowne and Fishtrap Lake Properties in northwestern Ontario, and the Midrim/Belleterre/Angliers Project in Quebec. These projects are not included in the Mineral Assets. Aurora is a Tier 1 company on the Exchange. There is no individual who directly or indirectly beneficially holds a controlling interest in or who otherwise controls or directs Aurora.

...more

Investors are cautioned that, except as disclosed in the management information circular of Takepoint to be prepared in connection with the transaction, any information released or received with respect to the RTO may not be accurate or complete and should not be relied upon. Trading in the securities of Takepoint should be considered highly speculative.

Some of the statements in this news release contain forward-looking information, which involves inherent risk and uncertainty affecting the businesses of Takepoint and Aurora. Actual results may differ materially from those currently anticipated in such statements.

- 30 -

For more information, please contact:

Daniel G. Innes, President & CEO
Thomas W. Beattie, VP Corp. Development
Aurora Platinum Corp.
Suite 1650-701 West Georgia Street
Vancouver, B.C. Canada V7Y 1C6
Tel. (604) 687-7778 – Fax (604) 688-5175
www.auroraplatinum.com
email: info@auroraplatinum.com

For more information, please contact:

Anthony R. Harvey
P.O. Box 48778, Bentall Station
Consolidated Takepoint Ventures Ltd.
Vancouver, B.C. Canada V7X 1A6

Tel. (604) 608-3878
Fax (604) 264-9771

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

AURORA PLATINUM PROPOSES A $15.3 MILLION FINANCING

Not for Distribution to United States newswire services or for dissemination in the United States

July 12, 2002. **Vancouver, BC – Aurora Platinum Corp (ARP-TSX Venture)** today announced that it proposes to raise up to $15.3 million by selling up to 2,200,000 Non Flow-Through Units and 2,000,000 Flow-Through Units at $3.65 per Unit. Each Non Flow-Through Unit will consist of one non flow-through common share and one non flow-through common share purchase warrant. Each Flow-Through Unit will consist of one flow-through common share and one-half of a non flow-through common share purchase warrant. Each whole share purchase warrant will entitle the holder to buy one non flow-through common share for $4.75 within 12 months after closing.

Gross proceeds of up to $15,330,000 will, subject to regulatory approval, be used by Aurora for ongoing exploration and development programs in Canada and general working capital. Gross proceeds will be up to $8,030,000 from the sale of Non Flow-Through Units and will be up to $7,300,000 from the sale of Flow-Through Units. Dundee Securities Corporation will act as lead agent for the financing on a best efforts basis and be paid a cash commission of 7.5% of gross proceeds from the sale of all units, with no part of the commission being paid from the gross proceeds of the sale of Flow-Through Units, and receive broker warrants equal to 10% of the total number of units sold. Each broker warrant will entitle the holder to purchase one non flow-through common share at a price of $4.05 within 12 months after closing.

This press release will not constitute an offer to sell or the solicitation of any offer to buy the securities in any jurisdiction. The shares have not been and will not be registered under the United State Securities Act of 1933 and may not be offered or sold in the United States without registration or an applicable exemption from the registration requirements.

Aurora Platinum Corp. is actively exploring for nickel-copper-platinum-palladium deposits in Ontario and Quebec. The Company has a joint venture with Falconbridge Limited in the Sudbury District (Foy and Footwall properties) and a joint venture with Inco Limited (AEM Project) covering a large area in northern Ontario and in the Sudbury District (Nickel Lake Project). Aurora is also exploring its 100%-owned properties in northwestern Ontario, and the Midrim/Belleterre/Angliers project in Quebec.

Some of the statements in this news release contain forward-looking information, which involves inherent risk and uncertainty affecting the business of the Company. Actual results may differ materially from those currently anticipated in such statements.

-30-

For more information, please contact:
Daniel G. Innes, President & CEO
Thomas W. Beattie, VP, Corporate Development
Aurora Platinum Corp.
Suite 1650-701 West Georgia Street
Vancouver, BC Canada V7Y 1C6
Tel. (604) 687-7778 – Fax (604) 688-5175
www.auroraplatinum.com email: info@auroraplatinum.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

03 DEC 22 [illegible]

FOOTWALL PROPERTY UPDATE
AURORA/FALCONBRIDGE JOINT VENTURE, SUDBURY

July 11, 2002

Vancouver, B.C, Aurora Platinum Corp. (ARP-TSX Venture) announced today that the next phase of exploration will be initiated on the Footwall Property, Sudbury, Ontario. Falconbridge is the operator.

The 1,600 hectare Footwall Property is part of an Option/Joint Venture Agreement with Falconbridge Limited and is located along the South Range of the Sudbury Igneous Complex (SIC), between the Garson and Norduna Ni-Cu-PGM mines. The Property covers approximately 8 kilometres of SIC contact and footwall rocks immediately adjacent to and south of the Falconbridge and Falconbridge East mines in the west and central part of the Property and the Inco held Cryderman Main, Central and East mineralization in the eastern part of the Property. The contact of the SIC dips to the south in this area, and each of the above deposits/prospects have been projected down-dip into Joint Venture ground. Both the contact and footwall environments are primary host rocks to Ni-Cu-PGM deposits in the Sudbury Camp.

Under the terms of the Agreement, Aurora has the option to earn a 60% interest in the Footwall Property (and other property), from Falconbridge by expending $6 million on exploration over 3 years (see News Release dated September 13, 2001).

The contact of the SIC (host to typical contact-type Ni-Cu-PGM ore), between the Falconbridge mine and Inco's Garson mine (3 kilometres to the west) has been inadequately explored. A number of mineralized structures along this contact have been identified in the past by the Operator and resurveying old shallow holes (UTEM) in this area has confirmed an anomaly believed to reflect this mineralization. This area of the Property will be drill tested in the current program.

In the eastern part of the Property, contact-type mineralization on adjoining ground to the north projects down-dip onto Joint Venture ground and offers good potential for additional mineralization at depth. A 1,500 metre exploration hole put down in this area by the Joint Venture detected a strong UTEM anomaly believed to represent this mineralization and a second off-hole anomaly identified an additional target to the west, down-dip of known mineralization. Past exploration drilling by the Operator below and east of the Falconbridge East Mine in the vicinity of this anomaly on Joint Venture ground, intersected contact-type mineralization over 6.7 feet grading 1.56% Ni and 0.67% Cu. No PGM values were reported.

Both the Falconbridge and Falconbridge East mine mineralization remains open at depth and is within Joint Venture ground. Deep drilling in the footwall of these two mineralized zones by the Joint Venture detected a moderate to strong UTEM anomaly along the

3,900 feet of contact tested. The anomaly images known mineralization and supports the continuation of the contact mineralization at depth. Previous drilling by the Operator below the East Mine workings confirmed the continuation of the mineralization for an additional 800 feet and the deposit remains open. Past drilling by Falconbridge in this area suggests that the mineralization may be strengthening in both grade and thickness:

Hole No.	Core Interval (feet)	% Ni	% Cu	PGM's
F-78	43.3	2.37	0.78	not reported
F-133	12.5	1.68	1.16	not reported
F-135	22.5	1.94	1.08	not reported
F-136	26.0	1.45	1.11	not reported
F-137	8.6	1.20	0.23	not reported
F-138	46.9	1.91	1.41	not reported

This mineralization will also be targeted in the current drill program.

A number of high-grade copper intersections within shears in the footwall rocks have been identified from past underground exploration. The presence of shear hosted veins and stringers are encouraging and may represent remobilized footwall or contact mineralization. This environment will also be tested in the current program.

A budget of $1.5 million has been allocated to explore the above targets. With a sound geological and geophysical base in hand, exploration efforts will now focus on defining and expanding the economic potential of the mineralization identified in the targets above.

Aurora Platinum Corp. is actively exploring for nickel-copper-platinum-palladium deposits in Ontario and Quebec. The Company has a joint venture with Falconbridge Limited in the Sudbury District (Foy and Footwall properties) and a joint venture with Inco Limited (AEM Project) covering a large area in northern Ontario and in the Sudbury District (Nickel Lake Project). Aurora is also exploring a number of the 100%-owned properties in northwestern Ontario, and the Midrim/Belleterre/Angliers projects in Quebec.

-30-

For more information, please contact:
Daniel G. Innes, President & CEO
Thomas W. Beattie, VP, Corporate Development
Aurora Platinum Corp.
Suite 1650-701 West Georgia Street
Vancouver, BC Canada V7Y 1C6
Tel. (604) 687-7778 – Fax (604) 688-5175
www.auroraplatinum.com email: info@auroraplatinum.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

AURORA COMMENCES WORK ON CRAZY CREEK COPPER-PGM ZONE – FOY OFFSET PROPERTY, SUDBURY

July 10, 2002

Vancouver, BC – Aurora Platinum Corp (ARP-TSX Venture) announces that exploration work on the Crazy Creek mineralization Foy offset, Sudbury has commenced.

The Crazy Creek mineralized zone is located along the Foy offset dyke, approximately 4 kilometres west of the Company's Nickel Lake discovery (see News Release dated May 15, 2002). The mineralized zone lies within the Canhorn Joint Venture claims, a 50/50 joint venture between Inco Limited and Falconbridge Limited. Aurora has an option agreement with Falconbridge Limited (part of its Foy Joint Venture) whereby Aurora can acquire 60% of Falconbridge's 50% interest in the Canhorn Claims.

Past drilling (1980's) identified a 600 metre long east trending zone of stacked subhorizontal copper-nickel-PGM sulphide-rich lenses and veins east of the Crazy Creek Fault. The mineralized zone is defined by geophysics and is characterized by high-grade copper-PGM rich lenses and veins resembling remobilized "footwall-type" mineralization. The Zone is open to the east and at depth. Historical drill intersections include the following:

Crazy Creek Zone – Hanging Wall "Ledge" Target*

Hole	From (feet)	To (feet)	Length (feet)	%Cu	%Ni	Au/g	Pt/g	Pd/g	Cu-Ni %	Total PGM g/t
FB-87-01	398.0	481.0	83.00	1.02	0.19	1.43	0.14	0.11	1.21	1.68
including	446.3	475.0	28.71	2.26	0.35	4.03	0.22	0.15	2.61	4.40
including	469.5	475.0	5.51	4.42	1.44	19.16	0.22	0.15	5.86	19.53
FB-87-22	433.5	443.1	9.61	5.99	0.51	0.97	3.21	2.34	6.50	6.51
FB-87-47	441.7	443.4	1.71	6.56	0.97	0.14	0.99	0.73	7.53	1.85
	449.5	452.2	2.70	10.97	0.31	1.05	0.63	0.76	11.28	2.44
FB-87-55	404.0	409.0	5.00	0.57	2.17	0.19	0.83	0.73	2.74	1.55
FB-87-66	395.1	587.3	192.19	1.00	0.15	0.24	0.25	0.15	1.15	0.64
including	469.1	475.5	6.40	13.87	1.48	3.17	1.47	0.62	15.35	5.26
including	553.3	557.3	4.00	4.90	3.09	1.25	1.55	1.77	7.98	4.57
FB-88-68	267.8	269.5	1.7	11.95	0.66	0.16	1.21	1.50	12.61	2.87
	354.7	357.0	2.3	19.84	0.27	0.30	0.64	0.91	20.11	1.84

* Examples of various types of mineralization in the Crazy Creek Zone –High-grade veins in wide zones of marginal grade –mostly high copper-PGM's –low nickel. Mineralization continuous over 600 metres strike length, and open to depth.

...more

The Company is completing a program of detailed mapping and geophysics in preparation for summer drilling program.

Aurora Platinum Corp. is actively exploring for nickel-copper-platinum-palladium deposits in Ontario and Quebec. The Company has a joint venture with Falconbridge Limited in the Sudbury District (Foy and Footwall properties) and a joint venture with Inco Limited (AEM Project) covering a large area in northern Ontario and in the Sudbury District (Nickel Lake Project). Aurora is also exploring its 100%-owned properties in northwestern Ontario, and the Midrim/Belleterre/Angliers project in Quebec.

-30-

For more information, please contact:
Daniel G. Innes, President
Thomas W. Beattie, VP, Corporate Development
Aurora Platinum Corp.
Suite 1650-701 West Georgia Street
Vancouver, BC Canada V7Y 1C6
Tel. (604) 687-7778 – Fax (604) 688-5175
www.auroraplatinum.com email: info@auroraplatinum.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

AURORA SIGNS SECOND AIRBORNE GEOPHYSICAL ACQUISITION AGREEMENT WITH INCO

June 21, 2002

Vancouver, BC – **Aurora Platinum Corp (ARP-TSX Venture)** announced today that it has entered into a second agreement with Inco Limited, whereby Aurora will acquire from Inco proprietary analogue electromagnetic and magnetic airborne survey data over a specified area in northern Ontario. The data package will also include all of Inco's ground follow-up geophysical, geological and geochemical data, including drilling records, within the project area of interest.

Aurora and Inco have digitized the airborne data so that it can be processed using modern techniques. Aurora, with Inco's technical assistance, will use the reprocessed data to identify nickel–copper-PGM and other targets for ground acquisition and exploration.

Under the terms of the agreement with Inco, Aurora can earn the right to permanently use and retain the data by spending $1.5 million over four years on selection and follow-up of geophysical targets. Aurora will be the operator of the exploration programs and any properties it acquires within the area of interest will be subject to a royalty to Inco, capped at $2.5 million on each acquired property. Inco will have the right to purchase on agreed upon commercial terms any nickel-copper-PGM products produced from such properties. Inco will also have the right to acquire 50% of Aurora's interest in any such mineral property by funding twice Aurora's property expenditures, including acquisition, exploration and development costs. Either party will then have the option to increase its equity in any joint-ventured property by 10% by funding 100% of a feasibility study and by a further 10% by providing all of the funds required to place a deposit into commercial production.

Aurora Platinum Corp. is actively exploring for nickel-copper-platinum-palladium deposits in Ontario and Quebec. The Company has a joint venture with Falconbridge Limited in the Sudbury District (Foy and Footwall properties) and a joint venture with Inco Limited (AEM Project) covering a large area in northern Ontario. Aurora is also aggressively exploring its 100%-owned Lansdowne and Fish Trap Lake properties in northwestern Ontario, and the Midrim/Belleterre/Angliers project in Quebec.

-30-

For more information, please contact:
Daniel G. Innes, President
Thomas W. Beattie, VP, Corporate Development
Aurora Platinum Corp.
Suite 1650-701 West Georgia Street
Vancouver, BC Canada V7Y 1C6
Tel. (604) 687-7778 – Fax (604) 688-5175
www.auroraplatinum.com email: info@auroraplatinum.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

AURORA APPOINTS NEW PRESIDENT AND VICE PRESIDENT, EXPLORATION

June 10, 2002

Vancouver, B.C. - Aurora Platinum Corp. (ARP-TSX Venture) announced today that the board of directors has appointed Daniel G. Innes as President and Chief Executive Officer of the Company and Michael J. Byron as Vice President, Exploration.

Dan Innes, the Company's Vice President, Exploration for the last two years, has over 25 years experience in the mineral industry. He has worked in a variety of mineral environments in many parts of the world and has been directly responsible for the design and implementation of the Company's exploration programs in Ontario and Quebec. Mr. Innes is also a founding principal, director and Vice President, Exploration of Southwestern Resources Corp. and a director of Canabrava Diamond Corporation.

Mike Byron, the Company's Exploration Manager for the last two years, has over 16 years of international experience as a geological consultant. Dr. Byron has managed exploration programs and geological studies for numerous major, mid-size and junior resource companies and research institutions, including Southwestern Resources, Canabrava Diamond Corporation, Falconbridge Limited and Inco Limited.

The board of directors wishes to thank John Paterson, who is resigning as President, CEO and director of the Company, for his significant contribution to the growth and development of Aurora. He will be focusing on his duties as the proposed President of Consolidated Ouro Brazil Ltd., which appointment will be effective upon completion of a reverse takeover transaction by Aurora. (See news release dated April 4, 2002). Mr. Paterson is also President and CEO of Southwestern Resources Corp.

Aurora Platinum Corp. is actively exploring for nickel-copper-platinum-palladium deposits in Ontario and Quebec. The Company has a joint venture with Falconbridge Limited in the Sudbury District (Foy and Footwall properties) and a joint venture with Inco Limited (AEM Project) covering a large area in northern Ontario. Aurora is also aggressively exploring its 100%-owned Lansdowne and Fish Trap Lake properties in northwestern Ontario, and the Midrim/Belleterre/Angliers project in Quebec.

-30-

For more information, please contact:
Thomas W. Beattie, Vice President Corporate Development
Aurora Platinum Corp.
Suite 1650-701 West Georgia Street
Vancouver, BC Canada V7Y 1C6
Tel. (604) 687-7778 – Fax (604) 688-5175
www.auroraplatinum.com email: info@auroraplatinum.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

MASSIVE NICKEL-COPPER-PGM SULPHIDES DISCOVERED AT NICKEL LAKE, FOY OFFSET, SUDBURY OPTION/JOINT VENTURE AGREEMENT SIGNED WITH INCO LIMITED

May 15, 2002

Vancouver, B.C. - Aurora Platinum Corp. (ARP-TSX Venture) announces the discovery of massive nickel-copper-PGM sulphides in hole NI 03-02 located about 400 metres below Nickel Lake. The massive sulphides are part of a broad zone of mineralization intersected from 498.9 metres to 545.13 metres for a total downhole width of 46.23 metres. An intersection of **20.41 metres between 522.43 metres to 542.84 assayed 1.41% nickel, 1.1% copper and .32 g/t platinum and palladium**. Probing of drillhole NI 03-02 using UTEM geophysics indicates that additional sulphides can be expected to the north of this hole. The Nickel Lake discovery confirms the potential of the Foy Offset Dike to host significant nickel copper mineralization and Aurora plans to initiate immediately an aggressive drilling program to define the limits of the mineralization. The program will include deepening of hole NI 03-02 to the north to test the offhole UTEM conductor.

In addition to the deeper intersection, Aurora also discovered near surface mineralization in holes NI-01 and NI-02 located along the northern portion of Nickel Lake about 250 metres west of the deep sulphides. In hole NI-01 an interval of **7.74 metres from 41.86 metres to 49.60 metres assayed 1.27% nickel, 0.33% copper and 0.22 g/t platinum and palladium** and an interval of **5.56 metres from 57.71 to 63.27 assayed 1.79% nickel, 0.31% copper and 0.18 g/t platinum and palladium.** Intersections in hole NI-02 included an interval of **6.22 metres from 18.96 metres to 25.18 metres assaying 1.00% nickel, 0.74% copper and 0.18 g/t platinum and palladium** and an interval of **4.56 metres from 477 metres to 481.56 metres assaying 1.16% nickel, 0.96% copper and 1.19 g/t platinum and palladium**. Mineralization at Nickel Lake is open in all directions and the Company's interpretation of the airborne Megatem II results suggest that the mineralization extends for at least 600 metres along strike.

To view the Nickel Lake map please visit our website at www.auroraplatinum.com.

To consolidate its land position in the Foy Offset, Aurora has signed an Agreement with Inco Limited on 175 acres of patented mining claims surrounding Nickel Lake and trending northwest to Foster Lake where previous shallow drilling by Inco intersected significant nickel-copper-PGM sulphides.

Under the terms of the Agreement with Inco, Aurora can earn 60% of Inco's Nickel Lake Property by spending $2 million over four years on exploration and issuing 75,000 Aurora shares to Inco. Aurora can earn a further 10% by preparing at its expense a bankable feasibility study. Inco has the option to increase its interest to 70% by funding

all the costs to bring the Property into commercial production, with Aurora holding a 30% interest. The Agreement is subject to regulatory approval.

Aurora Platinum Corp. is actively exploring for nickel-copper-platinum-palladium deposits in Ontario and Quebec. The Company has a joint venture with Falconbridge Limited in the Sudbury District (Foy and Footwall properties) and a joint venture with Inco Limited (AEM Project) covering a large area in northern Ontario. Aurora is also aggressively exploring its 100%-owned Lansdowne and Fish Trap Lake properties in northwestern Ontario, and the Midrim/Belleterre/Angliers project in Quebec.

Some of the statements contained in this News Release contain forward-looking information, which involves inherent risk and uncertainty affecting the business of the Company. Actual results may differ materially from those currently anticipated in such statements.

-30-

For more information, please contact:
John G. Paterson, President
Daniel G. Innes, Vice President Exploration
Aurora Platinum Corp.
Suite 1650-701 West Georgia Street
Vancouver, BC Canada V7Y 1C6
Tel. (604) 687-7778 – Fax (604) 688-5175
www.auroraplatinum.com email: info@auroraplatinum.com

The TSX Venture has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

AURORA PLATINUM CORP.
CONSOLIDATED OURO BRASIL LTD.

AURORA PLATINUM CORP. TO ACQUIRE CONTROLLING INTEREST IN CONSOLIDATED OURO BRASIL LTD. IN EXCHANGE FOR DIAMOND ASSETS

April 4, 2002

Vancouver, B.C. – Aurora Platinum Corp. ("Aurora") (ARP-CDNX) and **Consolidated Ouro Brasil Ltd. ("Ouro Brasil") (COU-CDNX)** have entered into a letter agreement (the "Acquisition Agreement") dated April 3, 2002 regarding Ouro Brasil's acquisition of interests in certain mineral claims and related rights (the "Diamond Assets") held by Aurora in exchange for Ouro Brasil issuing to Aurora 13,150,000 common shares (the "Acquisition Shares"). The acquisition of the Diamond Assets will constitute a reverse takeover ("RTO") transaction for Ouro Brasil under the policies of the Canadian Venture Exchange (the "Exchange") and it is anticipated that the Acquisition Shares will be subject to escrow restrictions in accordance with the policies of the Exchange, as well as resale restrictions applicable to control persons under applicable securities laws.

Concurrent with, and part and parcel of, the acquisition of the Diamond Assets and the RTO, Ouro Brasil proposes to complete a private placement (the "Private Placement") to raise up to $1 million through the sale of up to 4,000,000 units at $0.25 per unit. Each unit will consist of one common share and one half of a common share purchase warrant, with each full share purchase warrant entitling the holder to buy one common share at $0.50 within 12 months after closing. The proceeds of the Private Placement will be applied to initial exploration work on the diamond interests to be acquired from Aurora, and for general corporate purposes. The Private Placement may be carried out by way of an issuance of special warrants, convertible into Units having the above terms. The Private Placement is subject to Exchange acceptance.

The Diamond Assets which Ouro Brasil intends to acquire are comprised of (a) interests in 16 claim blocks (covering 4,096 hectares) staked by Aurora in an area of northern Ontario, and (b) rights to related geological information, primarily in the form of airborne magnetic/electromagnetic data, and other rights. . Pursuant to the Acquisition Agreement, Ouro Brasil will have all diamond exploration and development rights in the area, while Aurora will retain the rights to other minerals that may be found on the properties. A 1.5% net smelter return royalty is payable to a third party, to a maximum royalty of $2.5 million per diamond mine developed.

Geophysical consultants for Aurora have reviewed and compiled proprietary airborne magnetic/electromagnetic data over all of the claim blocks. Kimberlite targets were modelled from the proprietary airborne data. Helicopter supported till/alluvial sampling down ice from each claim block was also completed. Heavy mineral concentrates were picked for kimberlite indicator minerals which in turn were probed to determine their chemistry. The cost of this initial program was $98,500.

Evaluation of the claim blocks is still in progress, however, the till and alluvial sampling by Aurora has identified kimberlite indicator minerals in several areas. Significant exploration activity in the area is also being conducted by a number of other companies. A two phase exploration program for the property is recommended with an expenditure of $195,300 in Phase 1 and $908,500 in Phase II.

Completion of the acquisition of the Diamond Assets is subject to a number of conditions, including but not limited to, Exchange acceptance, Ouro Brasil shareholder approval, due diligence examinations, completion of the Private Placement, receipt of all necessary technical reports concerning the Diamond Assets and execution of definitive documentation. The acquisition cannot close until the required Ouro Brasil shareholder approval is obtained and Ouro Brasil intends to schedule a meeting of shareholders as soon as practicable to consider the RTO, among other things. There cannot be assurances that the transaction will be completed as proposed or at all.

Ouro Brasil will be required to retain a sponsor in connection with the RTO and is presently negotiating an agreement for a sponsor. An agreement to sponsor should not be construed as any assurance with respect to the merits of the transaction or the likelihood of completion.

Upon completion of the RTO, it is expected that all of the directors of Ouro Brasil except K. Wayne Livingstone will resign from the Board of Directors of Ouro Brasil, and that John G. Paterson, Thomas W. Beattie, and Michael Winn, nominees of Aurora, will be appointed to the Board of Directors of Ouro Brasil, with John G. Paterson being appointed as President and Susy Horna being appointed as Secretary.

John G. Paterson is a Professional Geologist who has been President and a Director of Aurora since May 2000 and Chief Executive Officer and a Director of Southwestern Resources Corp. since June 1992. Mr. Paterson was President of Canabrava Diamond Corp. from November 1994 to November 1997 and a Director from November 1994 to February 2002. Thomas W. Beattie is a lawyer who has been Vice-President, Corporate Development and Corporate Secretary of Aurora since May 2000 and Vice-President, Corporate Development and Secretary of Southwestern Resources Corp. and Canabrava Diamond Corporation since 1996. Mr. Winn has been President, Terrasearch Inc., a financial consulting company, since January 1997. He was a Financial Analyst with Global Resource Investments Ltd. from 1994 to 1996 and a Geologist with CDM Federal Programs Corporation from 1990 to 1993. K. Wayne Livingstone is a Professional Geologist who has been a director and officer of a number of public companies over the past 17 years.

After the issuance of the Acquisition Shares, the completion of the Private Placement and the anticipated exercise of 1,785,714 of the outstanding warrants prior to closing, it is expected that Ouro Brasil will have 22,631,115 shares outstanding (25,185,115 shares on a fully diluted basis). The 13,150,000 Acquisition Shares held by Aurora will represent 58.11% of the said 22,631,115 shares and 52.21% of the 25,185,115 shares on a fully diluted basis. Under the terms of the Acquisition Agreement, Aurora will have the right to maintain its equity interest in Ouro Brasil by participating in further equity financings so long as Aurora holds at least 20 % of the issued shares of Ouro Brasil.

Consolidated Ouro Brasil Ltd., a Yukon company, is currently an inactive issuer whose shares have been halted from trading on the Exchange as a result of the RTO. Trading in the common shares of Ouro Brasil will remain halted until Ouro Brasil's sponsor (once appointed) has filed all required documentation and requested that trading resume and the Exchange has, among other things, completed all preliminary background searches in accordance with its policies.

Aurora Platinum Corp., a Yukon corporation, is actively exploring for nickel-copper-platinum-palladium deposits in Ontario and Quebec. The Company has a joint venture with Falconbridge Limited in the Sudbury District (Foy and Footwall properties) and a joint venture with Inco Limited (AEM Property) covering a large area in northern Ontario. Aurora is also aggressively

exploring its 100%-owned Lansdowne and Fish Trap Lake properties in northwestern Ontario, and the Midrim/Belleterre/Angliers project in Quebec. Those projects are not included in the Diamond Assets. Aurora is a Tier 1 company on the Exchange. There is no individual who directly or indirectly beneficially holds a controlling interest in or who otherwise controls or directs Aurora.

Investors are cautioned that, except as disclosed in the management information circular of Ouro Brasil to be prepared in connection with the transaction, any information released or received with respect to the RTO may not be accurate or complete and should not be relied upon. Trading in the securities of Ouro Brasil should be considered highly speculative.

Some of the statements in this news release contain forward-looking information, which involves inherent risk and uncertainty affecting the businesses of Ouro Brasil and Aurora. Actual results may differ materially from those currently anticipated in such statements.

- 30 -

For more information, please contact:

John G. Paterson, President
Daniel G. Innes, Vice President, Exploration
Aurora Platinum Corp.
Suite 1650-701 West Georgia Street
Vancouver, B.C. Canada V7Y 1C6
Tel. (604) 687-7778 – Fax (604) 688-5175
www.auroraplatinum.com
email: info@auroraplatinum.com

For more information, please contact:

K. Wayne Livingstone
Director
Consolidated Ouro Brasil Ltd.
Suite 1260, 999 West Hastings Street
Vancouver, B.C. Canada V6C 2W2
Tel. (604) 683-6640– Fax (604) 264-9771

The Canadian Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

NEWS RELEASE

March 4, 2002

Annual and Special Meeting

Vancouver, B.C. – **Aurora Platinum Corp. (ARP-CDNX)** announced that all shareholders of record as at April 8, 2002 will be entitled to receive notice of and to vote at the Annual and Special Meeting of shareholders of the Company, to be held at 11:00 a.m. on Friday May 17, 2002 at the Four Seasons Hotel, Vancouver, B.C.

-30-

For more information, please contact:
John G. Paterson, President
Thomas W. Beattie, VP, Corporate Development
Aurora Platinum Corp.
Suite 1650-701 West Georgia Street
Vancouver, B.C. Canada V7Y 1C6
Tel. (604) 687-7778 Fax (604) 688-5175
www.auroraplatinum.com email: info@auroraplatinum.com

The Canadian Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

DRILLING TO COMMENCE ON THE MIDRIM-BELLETERRE-ANGLIERS NICKEL-COPPER-PGM PROJECT, QUEBEC

February 11, 2002

Aurora Platinum Corp. (ARP-V) announced today that a 6,000 metre diamond drilling program, as part of the first phase 2002 program, will commence shortly on the Midrim-Belleterre-Angliers Project located about 30 kilometres northeast of the Town of Ville Marie, Quebec. Previous drilling by the Company has defined several high-grade nickel-copper-PGM mineralized zones, all of which are open at depth. The main objectives of this drilling phase will be to define the depth extent of these high grade zones, define reserves/resources for individual deposits, and test a number of high priority conductors.

The Company completed a detailed (150 metre spacing) airborne geophysical survey using the Megatem II system and subsequently contracted an independent geophysical consultant to evaluate the data in detail. Geologically, the known mineralization defined by the Company is hosted by differentiated gabbroic sills and by late porphyry intrusive rocks. These host rocks have been affected by two phases of folding and several late dominantly northwest-southeast structural dislocations which are interpreted to be the main control on high-grade mineralization. Using these parameters, a series of Priority I and Priority II conductors (17 in total) associated with northwest-southeast structures and occurring within gabbros will be tested during this phase of drilling.

In addition to the above conductors, an extensive flat lying deep conductor with the dimensions of roughly 4,000 metres in strike length and 1,000 metres in width has been interpreted from the airborne data. This massive conductor lies along the main northwest structure which controls much of the high-grade mineralization in the Midrim/Belleterre camp. The anomaly has been interpreted as a potential feeder system to the extensive Midrim/Belleterre gabbro's and several drill holes are planned to test this feature.

Sulphide mineralization within the Midrim-Belleterre-Angliers Project area is very similar to Sudbury in terms of mineralogy. Two phases of sulphides are apparent comprised of earlier immiscible magmatic sulphides and later structurally controlled remobilized high grade mineralization. The clustering of the airborne EM conductors within the most dominant northwest-southeast structural corridor

may indicate a series of sulphide bodies similar to the Alotta, Midrim, Lac Croche and Patry nickel-copper-PGM mineralized zones.
The Company is in discussions with several major mining companies concerning possible joint ventures. To view maps of the Midrim-Belleterre-Angliers Project see our website www.auroraplatinum.com.

Quality Control

Aurora has implemented a quality control program to ensure best practice in the sampling and analysis of the drill core. Half of the drill core is sampled in 1.0 metre intervals while disseminated and massive sulphide mineralization is sampled in greater detail. The remaining half of the core is stored in a secure location. The drill core is transported in security-sealed bags for analysis at Les Labratoires XRAL (a division of SGS Canada Inc) Rouyn-Noranda, Quebec. This ISO 9002 registered laboratory is preparing for ISO 17025 certification and has participated successfully in the CANMET PTP-MAL round robin program.

Gold, platinum and palladium are analyzed by fire assay with a DCP finish.
Silver, copper, lead, zinc, nickel and cobalt are digested in a partial extraction and analyzed by atomic absorption.

Aurora Platinum Corp. is actively exploring for nickel-copper-platinum-palladium deposits in Ontario and Quebec. The Company has a joint venture with Falconbridge Limited in the Sudbury District (Foy and Footwall properties) and a joint venture with Inco Limited (AEM Project) covering a large area in northern Ontario. Aurora is also aggressively exploring its 100%-owned Lansdowne and Fish Trap Lake properties in northwestern Ontario, and the Midrim/Belleterre/Angliers project in Quebec.

Some of the statements in this news release contain forward-looking information, which involves inherent risk and uncertainty affecting the business of the Company. Actual results may differ materially from those currently anticipated in such statements.

– 30 –

For more information, please contact:

John G. Paterson, President
Daniel G. Innes, Vice President Exploration
Aurora Platinum Corp.
Suite 1650-701 West Georgia Street
Vancouver, B.C. Canada V7Y 1C6
Tel. (604) 687-7778 – Fax (604) 688-5175
www.auroraplatinum.com
email: info@auroraplatinum.com

DRILLING TO COMMENCE ON
FOOTWALL PROPERTY, SUDBURY, ONTARIO

February 5, 2002

Vancouver, B.C. – Aurora Platinum Corp. (ARP-CDNX) today announced that the first phase of the 2002 drilling program on the Footwall Property, Sudbury, will commence immediately. The 1,600 hectare Footwall Property, part of an Option/Joint Venture Agreement with Falconbridge Limited, is located along the South Range of the Sudbury Nickel Irruptive (SNI) between the Garson and Norduna Ni-Cu-PGM mines. The Property covers approximately 8 kilometres of the SNI contact and footwall rocks immediately adjacent to the Falconbridge, Falconbridge East and Cryderman deposits. Both the contact and adjacent footwall environments are primary host rocks to Ni-Cu-PGM Deposits in the Sudbury Camp.

The Footwall program was initiated to systematically explore the immediate footwall and down-dip extensions of the Falconbridge Mine, Falconbridge East Mine and Cryderman Mine for contact-type Cu-Ni-PGM deposits and for high value footwall-breccia/shear hosted Cu-PGM rich deposits. Borehole geophysical surveys were completed on three 1,500 metre deep holes put down in the footwall of the Falconbridge and Falconbridge East mines in 2001. Strong off-hole conductors were detected in all three holes over a strike length of one kilometre. These conductors will be tested by additional geophysical surveys and by drilling. The first drill hole in this target area will test the anomaly in an unexplored area lying between the Falconbridge and Falconbridge East Mines. In addition, the western part of the Property contains a large portion of underexplored SNI contact from surface to unknown depths between Inco's Garson Mine and the Falconbridge Mine. This area has long been recognized as having potential for significant Ni-Cu-PGM contact and footwall type mineralization. Past exploration in this area by Falconbridge was limited to a few holes most of which were shallow. At least one off-hole geophysical anomaly was detected in this historical drilling as were a number of Cu-PGM anomalous veins located within the east extension of the Garson Fault. The Garson Fault is an important ore controlling structure within Inco's Garson Mine located approximately 500 metres to the west of the Footwall Property. All of the old holes drilled in this area will be reopened and borehole surveyed (UTEM IV) and the existing targets drilled.

Phase 1 will include approximately 2,700 metres of drilling in addition to the UTEM IV geophysical surveys. Phase 1 should be completed by April 2002. An additional 8,500 metres of diamond drilling on the Footwall Property is contemplated in Phase 2, bringing the total expenditure on this property to $1.7 million in 2002. Falconbridge is the Operator.

...more

The Footwall Property is part of an Option Joint Venture Agreement with Falconbridge Limited. Under the terms of the Agreement, Aurora has the option to earn a 60% interest in the Footwall Property (and other property) from Falconbridge by expending $6 million on exploration over three years. (See News Release dated September 13, 2001 for further details).

Aurora Platinum Corp. is actively exploring for nickel-copper-platinum-palladium deposits in Ontario and Quebec. The Company has a joint venture with Falconbridge Limited in the Sudbury District (Foy and Footwall properties) and a joint venture with Inco Limited (AEM Property) covering a large area in northern Ontario. Aurora is also aggressively exploring its 100%-owned Lansdowne and Fish Trap Lake properties in northwestern Ontario, and the Midrim/Belleterre/Angliers project in Quebec.

- 30 -

For more information, please contact:

John G. Paterson, President
Daniel G. Innes, Vice President, Exploration
Aurora Platinum Corp.
Suite 1650-701 West Georgia Street
Vancouver, B.C. Canada V7Y 1C6
Tel. (604) 687-7778 – Fax (604) 688-5175
www.auroraplatinum.com
email: info@auroraplatinum.com



Financial Statements and Annual Information Form

Computershare Trust Company of Canada
510 Burrard Street, Vancouver, BC V6C 3B9 Tel.: (604) 661-9400 Fax: (604) 683-3694

November 28, 2003

To: All Applicable Commissions and Stock Exchanges

Dear Sirs:

Subject: AURORA PLATINUM CORP.

We confirm that the following material was sent by pre-paid mail on November 28, 2003, to those registered and non-registered shareholders of the subject Corporation who completed and returned a supplemental mail list card requesting receipt of Interim Financial Statements.

1. Third Quarter Report for the Nine Months Ended September 30, 2003/Consolidated Financial Statements as at September 30, 2003/Management's Discussion and Analysis
2. Quarterly and Year End Report BC Form 51-901F for the Quarter Ended September 30, 2003/Schedule B

In compliance with regulations made under the Securities Act, we are providing this material to you in our capacity as agent for the subject Corporation.

Yours truly,

COMPUTERSHARE TRUST COMPANY OF CANADA

"Anita Basi"
Assistant Account Manager
Stock Transfer, Client Services
Telephone: (604) 661-0270
Fax: (604) 683-3694

03 DEC 22 AM 7:21

	General Meeting of Shareholders	
vii.	Notice of Annual General Meeting	May 17, 2002
viii.	Management Information Circular	April 8, 2002
ix.	Computershare Annual General Meeting Advisement Letter to All Applicable Commissions & Exchanges	March 5, 2002
x.	Aurora Annual General Meeting Letter of Advisement to the Ontario, BC, Alberta, and Yukon Securities Commission	March 4, 2002

5. Filings with the TSXV and/or BC Securities Commission (not already listed)

i.	Annual Return Card Form	template
ii.	Beneficial Shareholder Request for Interim Financial Statements	2003
iii.	Technical Report	February 28, 2003
iv.	Technical Report	February 10, 2003
v.	Technical Report	February 4, 2003
vi.	Technical Report	February 3, 2003
vii.	Technical Report	January 30, 2003
viii.	Technical Report	February 6, 2003
ix.	Technical Report	October 18, 2002
x.	Report Pursuant to Section 101 of the Securities Act (Ontario) Section 111 of the Securities Act (BC) Section 141 of the Securities Act (Alberta) National Instrument 62-103	December 31, 2002
xi.	Form 13-502F1 – Annual Participation Fee for Reporting Issuers	December 31, 2002
xii.	Report Made Under Subsection 2.7(2) or (3) of Multilateral Instrument 45-102 Resale of Securities	September 9, 2002
xiii.	Report Pursuant to Section 101 of the Securities Act (Ontario) Section 111 of the Securities Act (BC) Section 141 of the Securities Act (Alberta) National Instrument 62-103	August 6, 2002
xiv.	Aurora Letter to the Quebec, BC, Alberta and Ontario Securities Commissions	July 25, 2002
xv.	Technical Report	May 15, 2002
xvi.	Technical Report	April 17, 2002
xvii.	Technical Report	April 12, 2002
xviii.	Report Made Under Subsection 2.7(2) or (3) of Multilateral Instrument 45-102 Resale of Securities	January 18, 2002

xxxiii.	Massive Nickel-Copper-PGM Sulphides Discovered at Nickel Lake, Foy Offset, Sudbury, Option/Joint Venture Agreement Signed with Inco Limited	May 15, 2002
xxxiv.	Aurora Platinum Corp. to Acquire Controlling Interest in Consolidated Ouro Brasil Ltd. In Exchange for Diamond Assets	April 4, 2002
xxxv.	Annual and Special Meeting	March 4, 2002
xxxvi.	Drilling to Commence on the Midrim-Belleterre-Angliers Nickel-Copper-PGM Project, Quebec	February 11, 2002
:xxvii.	Drilling to Commence on Footwall Property, Sudbury, Ontario	Fenruary 5, 2002
xxviii.	Aurora Platinum Closes a $600,000 Financing	January 18, 2002

3. Financial Statements and Annual Information Form

i.	Computershare Report Confirmation Letter	November 28, 2003
ii.	Form 51-901 F – Schedule A	November 28, 2003
iii.	Form 51-901 F – Schedule B&C	November 28, 2003
iv.	Computershare Report Confirmation Letter	August 28, 2003
v.	Form 51-901 F – Schedule A	August 28, 2003
vi.	Form 51-901 F – Schedule B&C	August 28, 2003
vii.	Computershare Report Confirmation Letter	May 28, 2003
viii.	Form 51-901F – Schedule A	May 28, 2003
ix.	Form 51-901F – Schedule B&C	May 28, 2003
x.	Computershare Report Confirmation Letter	April 25, 2003
xi.	Form 51-901 F – Schedule A	April 23, 2003
xii.	Form 51-901 F – Schedule B&C	April 23, 2003
xiii.	Annual Information Form	April 7, 2003
xiv.	Computershare Report Confirmation Letter	November 29, 2002
xv.	Form 51-901F – Schedule A	November 15, 2002
xvi.	Form 51-901 F – Schedule B&C	November 15, 2002
xvii.	Computershare Report Confirmation Letter	August 28, 2002
xviii.	Form 51-901 F – Schedule A	August 16, 2002
xix.	Form 51-901 F – Schedule B&C	August 16, 2002
xx.	Computershare Report Confirmation Letter	May 29, 2002
xxi.	Form 51-901 F – Schedule A	May 28, 2002
xxii.	Form 51-901 F – Schedule B & C	May 28, 2002
xxiii.	Annual Information Form	May 15, 2002
xxiv.	Computershare Report Confirmation Letter	April 11, 2002
xxv.	Computershare Report Confirmation Letter	April 11, 2002
xxvi.	Form 51-901F – Schedule A	March 27, 2002
xxvii.	Form 51-901 F – Schedule B & C	March 27, 2002
xxviii.	Annual Report	2002

4. Annual General Meeting Material

i.	Proxy Solicited by Management of the Company for the Annual Meeting of Shareholders	June 4, 2003
ii.	Notice of Annual General Meeting of Shareholders	June 4, 2003
iii.	Management Information Circular	April 14, 2003
iv.	Computershare Annual General Meeting Advisement Letter to All Applicable Commissions & Exchanges	March 20, 2003
v.	Aurora Annual General Meeting Letter of Advisement to the Ontario, BC, Alberta, Yukon and Quebec Securities Commission	March 19, 2003
vi.	Proxy Solicited by Management of the Company for the Annual	May 17, 2002

	Securities Act (Ontario) and under Section 118(1) of the Securities Act (Alberta)	
xiv.	Material Change Report Under Section 85(1) of the Securities Act (BC) and under Section 75(2) of the Securities Act (Ontario) and under Section 118(1) of the Securities Act (Alberta)	January 2, 2002

2. News Releases

i.	Extension of Term of Warrants Approved	December 11, 2003
ii.	Application Made to Extend term of Warrants	December 10, 2003
iii.	Aurora Platinum Corp. Grants Stock Options	December 3, 2003
iv.	Aurora Exercises Option to Form Joint Venture With Falconbridge	August 12, 2003
v.	Extension of Term and Repricing of Warrants Approved	August 1, 2003
vi.	Application Made to Extend Term of and Reprice Warrants	July 22, 2003
vii.	Aurora Acquires Nickel Property, Timmins Area, Ontario	May 20, 2003
viii.	Aurora to Participate with Inco in Eight Nickel-Copper-PGM Properties, Timmins Area, Ontario	April 22, 2003
ix.	Annual and Special Meeting	March 19, 2003
x.	Aurora Signs Data Acquisition Agreement With Inco	February 26, 2003
xi.	Aurora Commences Drilling on Landsdowne PGM Project Ontario	February 13, 2003
xii.	Drill Results – Nickel Lake Joint Venture Sudbury, Ontario	February 12, 2003
xiii.	Superior Closes a $500,000 Financing	December 31, 2002
xiv.	Aurora Platinum Acquires Controlling Interest in Lake Shore gold Corp. in Exchange for Mineral Assets	December 17, 2002
xv.	Extension of Term of Warrants Approved	December 16, 2002
xvi.	Application Made to Extend Term of Warrants	December 12, 2002
xvii.	Series B Warrants Not Extended	November 6, 2002
xviii.	Application Made to Extend Term of Warrants	November 1, 2002
xix.	Footwall Property Review Aurora/Falconbridge Option, Sudbury	October 16, 2002
xx.	New Director Appointed	September 20, 2002
xxi.	Aurora Platinum Closes a Financing	September 3, 2002
xxii.	Aurora Platinum Acquires Controlling Interest in Consolidated Ouro Brasil in Exchange for Kimberlite Assets	August 29, 2002
xxiii.	Aurora Platinum Proposes a $1.22 Million Financing	August 19, 2002
xxiv.	Aurora Platinum's Board of Directors	August 15, 2002
xxv.	Exploration Capital Partners Limited Partnership, Exploration Capital Partners 2000 Limited Partnership	August 8, 2002
xxvi.	Aurora Platinum Closes a $8.2 Million Financing	August 6, 2002
xxvii.	Aurora Platinum to Acquire Controlling Interest in Consolidated Takepoint in Exchange for Mineral Assets	July 31, 2002
xxviii.	Aurora Platinum Proposes a $15.3 Million Financing	July 12, 2002
xxix.	Footwall Property Update – Aurora/Falconbridge Joint Venture, Sudbury	July 11, 2002
xxx.	Aurora Commences Work on Crazy Creek Copper-PGM Zone – Foy Offset Property, Sudbury	July 10, 2002
xxxi.	Aurora Signs Second Airborne Geophysical Acquisition Agreement with Inco	June 21, 2002
xxxii.	Aurora Appoints New President and Vice President, Exploration	June 10, 2002

SCHEDULE "A"
AURORA PLATINUM CORP.
(the "Company")

1. Material Change Reports

i.	Material Change Report Under Section 85(1) of the Securities Act (BC) and under Section 75(2) of the Securities Act (Ontario) and under Section 118(1) of the Securities Act (Alberta)	August 1, 2003
ii.	Material Change Report Under Section 85(1) of the Securities Act (BC) and under Section 75(2) of the Securities Act (Ontario) and under Section 118(1) of the Securities Act (Alberta)	December 17, 2002
iii.	Material Change Report Under Section 85(1) of the Securities Act (BC) and under Section 75(2) of the Securities Act (Ontario) and under Section 118(1) of the Securities Act (Alberta)	December 16, 2002
iv.	Material Change Report Under Section 85(1) of the Securities Act (BC) and under Section 75(2) of the Securities Act (Ontario) and under 118(1) of the Securities Act (Alberta)	September 23, 2002
v.	Material Change Report Under Section 85(1) of the Securities Act (BC) and under Section 75(2) of the Securities Act (Ontario) and under Section 118(1) of the Securities Act (Alberta)	September 3, 2002
vi.	Material Change Report Under Section 85(1) of the Securities Act (BC) and under Section 75(2) of the Securities Act (Ontario) and under Section 118(1) of the Securities Act (Alberta)	August 19, 2002
vii.	Material Change Report Under Section 85(1) of the Securities Act (BC) and under Section 75(2) of the Securities Act (Ontario) and under Section 118(1) of the Securities Act (Alberta)	August 19, 2002
viii.	Material Change Report Under Section 85(1) of the Securities Act (BC) and under Section 75(2) of the Securities Act (Ontario) and under Section 118(1) of the Securities Act (Alberta)	August 6, 2002
ix.	Material Change Report Under Section 85(1) of the Securities Act (BC) and under Section 75(2) of the Securities Act (Ontario) and under Section 118(1) of the Securities Act (Alberta)	July 31, 2002
x.	Material Change Report Under Section 85(1) of the Securities Act (BC) and under Section 75(2) of the Securities Act (Ontario) and under Section 118(1) of the Securities Act (Alberta)	July 12, 2002
xi.	Material Change Report Under Section 85(1) of the Securities Act (BC) and under Section 75(2) of the Securities Act (Ontario) and under Section 118(1) of the Securities Act (Alberta)	June 10, 2002
xii.	Material Change Report Under Section 85(1) of the Securities Act (BC) and under Section 75(2) of the Securities Act (Ontario) and under Section 118(1) of the Securities Act (Alberta)	April 4, 2002
xiii.	Material Change Report Under Section 85(1) of the Securities Act (BC) and under Section 75(2) of the	January 18, 2002

Aurora Platinum Corporation
Schedule A
12g3-2(b) Application

Volume II

03 DEC 22 AM 7:21

December 18, 2003

AURORA PLATINUM CLOSES A $1.0 MILLION FINANCING

December 31, 2001

Vancouver, B.C. – **Aurora Platinum Corp. (ARP-CDNX)** today announced that the proposed private placement disclosed on December 13, 2001 has now closed and it has received gross proceeds of $1,005,000 by selling 335,000 flow through units at $3.00 per unit. Each unit will consist of one flow through common share and one-half of a flow through common share purchase warrant. Each whole share purchase warrant entitles the holder to buy one flow through common share for $4.00 within 12 months after closing.

Gross proceeds of $1,005,000 will be used by Aurora for ongoing exploration and development programs in Canada. Haywood Securities Inc. acted as agent for the financing and was paid a cash commission of 7.5% of gross proceeds from the sale of the units and received 33,500 broker warrants. Each broker warrant will entitle the holder to purchase one non-flow through common share at a price of $3.20 within 12 months after closing.

Aurora Platinum Corp. is actively exploring for nickel-copper-platinum-palladium deposits in Ontario and Quebec. The Company has a joint venture with Falconbridge Limited in the Sudbury District (Foy and Footwall properties) and a joint venture with Inco Limited (AEM Project) covering a large area in northern Ontario. Aurora is also aggressively exploring its 100%-owned Lansdowne and Fish Trap Lake properties in northwestern Ontario, and the Midrim/Belleterre/Angliers project in Quebec.

Some of the statements in this news release contain forward-looking information, which involves inherent risk and uncertainty affecting the business of the Company. Actual results may differ materially from those currently anticipated in such statements.

- 30 -

For more information, please contact:

John G. Paterson, President
Thomas W. Beattie, VP Corporate Development
Aurora Platinum Corp.
Suite 1650-701 West Georgia Street
Vancouver, B.C. Canada V7Y 1C6
Tel. (604) 687-7778 – Fax (604) 688-5175
www.auroraplatinum.com
email: info@auroraplatinum.com

The Canadian Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

AURORA PLATINUM CLOSES A $600,000 FINANCING

January 18, 2002

Vancouver, B.C. – **Aurora Platinum Corp. (ARP-CDNX)** today announced that the proposed private placement disclosed on December 10, 2001 has now closed and it has received gross proceeds of $599,995 by selling 235,292 units at $2.55 per unit to two subscribers. Each unit consisted of one common share and one-half of a common share purchase warrant. Each whole share purchase warrant entitles the holder to buy one common share for a price of $3.00 until January 18, 2003 and for a price of $3.50 until January 18, 2004.

SIDEX, société en commandite was one of the subscribers and invested almost $500,000. SIDEX is a mining fund, which is part of an initiative created by the Government of the Province of Quebec and the Solidarity Fund QFL to promote the diversification of exploration. SIDEX's mission is to stimulate exploration for minerals for which there is a strong market and to open Northern Québec to exploration.

The other subscriber was Fonds regional de solidarité Abitibi-Témiscamingue, société en commandite, which invested almost $100,000. With capitalization from the Solidarity Fund QFL and the National Bank of Canada, this regional fund is designed to stimulate the economy in the area of Abitibi-Témiscamingue, Quebec through investments, ranging from $50,000 to $750,000, in companies with operations in the area.

The proceeds will be used by Aurora for ongoing exploration and development programs on the Company's Midrim, Belleterre and Angliers properties, Quebec.

Aurora Platinum Corp. is actively exploring for nickel-copper-platinum-palladium deposits in Ontario and Quebec. The Company has a joint venture with Falconbridge Limited in the Sudbury District (Foy and Footwall properties) and a joint venture with Inco Limited (AEM Project) covering a large area in northern Ontario. Aurora is also aggressively exploring its 100%-owned Lansdowne and Fish Trap Lake properties in northwestern Ontario, and the Midrim/Belleterre/Angliers project in Quebec.

Some of the statements in this news release contain forward-looking information, which involves inherent risk and uncertainty affecting the business of the Company. Actual results may differ materially from those currently anticipated in such statements.

– 30 –

For more information, please contact:

John G. Paterson, President
Thomas W. Beattie, VP
Corporate Development
Aurora Platinum Corp.
Suite 1650-701 West Georgia Street
Vancouver, B.C. Canada V7Y 1C6
Tel. (604) 687-7778 – Fax (604) 688-5175
www.auroraplatinum.com
email: info@auroraplatinum.com

The Canadian Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

FORM 51-901F

Quarterly Report

Incorporated as part of:	[ ]	Schedule A
	[X]	Schedule B & C

ISSUER DETAILS:

For Quarter Ended:	**September 30, 2003**
Date of Report:	**November 28, 2003**
Name of Issuer:	**Aurora Platinum Corp.**
Issuer's Address:	**1650-701 West Georgia Street Vancouver, B.C., V7Y 1C6**
Issuer's Fax Number:	**604-688-5175**
Issuer's Phone Number:	**604-669-2525**
Contact Person:	**Parkash K. Athwal**
Contact's Position:	**Vice President, Finance**
Contact Telephone Number:	**604-669-2525**

CERTIFICATE

The Schedule(s) required to complete this Quarterly Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Quarterly Report will be provided to any shareholder who requests it. Please note this form is incorporated as part of both the required filing of Schedule A and B&C.

Alan C. Moon	"Alan C. Moon"	November 18, 2003
Name of Director	Signed (typed)	Date Signed
Daniel G. Innes	"Daniel G. Innes"	November 18, 2003
Name of Director	Signed (typed)	Date Signed

Aurora Platinum Corp.
Quarterly Report - Form 51-901F
For the nine month period ended September 30, 2003

Schedule B : Supplementary Information

Related Party Transactions for the nine month period ended September 30, 2003

Fees paid on account of consulting and management services provided by directors and officers	$	135,791
Amounts paid to Southwestern Resources Corp (a company related by directors in common) per terms of an Administrative Services Agreement	$	144,000 *
Amounts owing to Southwestern Resources Corp (a company related by directors in common)	$	11,589

* For administrative services such as accounting, secretarial, office supplies, rent, and insurance.

Common Shares issued during the nine month period ended September 30, 2003

Date	Purpose	Shares		Gross Proceeds		Price	Commission	Consideration
January 17, 2003	Exercise of warrants	117,646	$	352,937	$	3.00	-	Cash
February 6, 2003	Exercise of options	100,000	$	77,000	$	0.77	-	Cash
March 5, 2003	AEM - Abitibi option agreement	50,000	$	132,500	$	2.65	-	Mineral property
May 26, 2003	Montcalm property option agreement	15,000	$	32,100	$	2.14	-	Mineral property

Share Capital as at September 30, 2003

	Common
Authorized shares	100,000,000
Par value	N.P.V.
Shares issued	19,734,517

There were no warrants issued during the period ended September 30, 2003

Warrants outstanding at September 30, 2003

Date	Number		Exercise Price	Expiry date
December 31, 2001	117,500	$	4.00	December 31, 2003
August 6, 2002	1,533,700	$	2.50	August 6, 2004
September 3, 2002	115,000	$	2.50	September 3, 2004

There were no stock options granted during the nine month period ended September 30, 2003

Stock options outstanding at September 30, 2003

Number		Exercise Price	Expiry
715,000	$	0.77	May 11, 2005
8,500	$	3.85	September 5, 2005
5,000		$3.50-$4.09	October 31,2005
20,000	$	4.25	March 7,2006
934,000	$	3.70	May 10,2006
50,000	$	3.40	July 8, 2006
75,000	$	3.66	June 9, 2007
10,000	$	2.89	April 2,2007
50,000	$	3.40	September 19, 2007
1,867,500			

Statement of Office Expense

	Nine Month Period Ended September 30, 2003
Stationery & supplies	$ 78,222
Salaries and benefits	43,324
Telephone/Postage	10,021
Bank Charges	6,699
Capital Tax	24,995
Misc	329
	$ 163,590

Directors and Officers of Aurora Platinum Corp.

Daniel G. Innes	President, Director	West Vancouver, B.C.
Michael D. Winn	Director	Laguna Beach, California
A. Murray Sinclair	Director	Vancouver, B.C.
Alan C. Moon	Director	Calgary, Alberta
John J. Fleming	Director	Calgary, Alberta
Parkash K. Athwal	Vice President, Finance and CFO	Ladner, B.C.
Thomas W. Beattie	Vice President, Corporate Development and Corporate Secretary	West Vancouver, B.C.

Schedule C : Management's Discussion (see attachment)

Management's Discussion and Analysis

of Financial Condition and Results of Operations

September 30, 2003 and 2002

Description of Business

Aurora Platinum Corp. ("the Company") is a development stage mineral exploration company engaged in the acquisition, evaluation and exploration of mineral properties with prospects for hosting nickel-copper-platinum-palladium mineral deposits. Aurora is currently active in Canada and holds a significant portfolio of mineral properties in Ontario and Quebec. Aurora is a reporting issuer in British Columbia, Alberta, Ontario and Quebec, and trades on the TSX Venture Exchange under the symbol ARP.

In 2002, Aurora also began exploring for gold and diamonds through its affiliated companies Lake Shore Gold Corp. ("Lake Shore") and Superior Diamonds Inc. ("Superior").

In August 2003, the Company changed the method of recording its interest in Lake Shore, which was previously a controlled subsidiary, from consolidation to the equity basis for presentation of its current period balance sheet. The results of operations of Lake Shore have been consolidated with those of the Company for the eight month period ended August 31, 2003. The Company's investment in Lake Shore has been accounted for using the equity basis effective September 1, 2003. The Company's interest in Lake Shore was reduced from 58.4% to 47.4% as a result of an equity financing completed by Lake Shore.

Falconbridge Properties

The Falconbridge Properties are located within the Sudbury Mining District of Ontario and are comprised of the Foy and Footwall option/joint venture with Falconbridge Limited ("Falconbridge") whereby the Company has earned a 60% interest in both properties by spending $6 million on exploration over three years.

Aurora will assume the role of operator of both properties and expenditures will be shared pro rata based on each party's ownership interest.

On the Footwall Property, results of drilling and a borehole UTEM survey completed in the second quarter are currently being evaluated. As a consequence of Aurora vesting in the Falconbridge Properties, data transfers from Falconbridge to the Company were completed during the quarter. No field work was carried out during the third quarter. The Company completed selective stripping and trenching as well as electromagnetic surveys over specific areas of the Foy Offset Dyke. Results of those surveys identified an area of conductivity associated with the Crazy Creek Zone located within the Foy Offset Dyke. The Company will be focusing on the mineralization on the Crazy Creek Zone of the Foy Property with a diamond drilling program which has been postponed to early in the new year due to permitting delays.

Nickel Lake Option

The Nickel Lake Property lies along the Foy Offset Dyke and consists of five patented claims totaling 71 hectares. On May 8, 2002, the Company signed an agreement with Inco Limited ("Inco") to earn a 60% interest in the Nickel Lake Property by spending $2 million over four years on exploration and issuing 75,000 shares to Inco. The Company can earn a further 10% by preparing at its expense a bankable feasibility study. Inco has the option to increase its interest to 70% by funding all of the costs to bring the Property into commercial production, with the Company retaining a 30% interest.

Exploration during the third quarter focused on further defining the Nickel Lake North Zone with drilling and follow-up borehole geophysics. Drilling will be continued in the fourth quarter. To date the Company has spent approximately $1.3 million dollars on the Property.

Lansdowne House Property

The Company has a 100% interest in the Lansdowne House Property, which is located in the Thunder Bay Mining Division in northwestern Ontario and is comprised of over 13,000 hectares.

A drilling program to test for PGM mineralization within the mafic-ultramafic layered complex was conducted in the first two quarters of 2003. Further exploration work will be conducted once all work completed to date has been assessed.

Quebec Projects

The Company is earning a 70% interest in the Belleterre and Midrim projects, located in western Quebec, pursuant to option agreements signed in 2000. The Company has met its exploration expenditure commitments under both agreements.

Results of Operations

The Company recorded net income for the three and nine months ended September 30, 2003 of $591,938 or $0.03 per share and $240,254 or $0.01 per share respectively compared with a loss of $400,454 or $0.02 per share and $748,037 or $0.04 per share for the same periods in 2002. The net income in the current three and nine month periods resulted from the recording of a gain on the deemed disposition of the Company's interest in Lake Shore as a consequence of equity financings completed by Lake Shore. This was partially offset by increases in general and administrative expenditures, the write off of expenditures relating to the Angliers Property in Quebec and the provision for future income tax.

Consulting and management fees represent $144,000 (2002 – $106,000) in management fees paid to Southwestern Resources Corp. ("Southwestern") pursuant to administrative services agreements between Southwestern and Aurora and its subsidiary companies, $293,621 (2002 – $140,265) in fees on account of consulting and management services provided by directors, officers and other consultants, and $140,850 (2002 – $152,854) in stock-based compensation expense for stock options issued to non-employees by Lake Shore and Superior.

Investor relations expense includes regulatory and transfer agent fees, the costs related to the printing and dissemination of shareholder information, and other investor relations activities.

Investor relations costs amounted to $228,861 during the current nine month period compared with $173,020 during the same period in 2002. The increase reflects the consolidation effect of Lake Shore and Superior.

Legal and accounting costs amounted to $129,383 and $158,589 for the nine months ended September 30, 2003 and 2002 respectively. The higher costs in 2002 are reflective of the business reorganizations involving Lake Shore and Superior.

Office expense increased by $126,713 during the nine months ended September 30, 2003 primarily due to the Company's participation in an industry conference, large corporations tax payment for the 2002 tax year which the Company was not required to pay in previous years, the hiring of additional staff in the Sudbury office as well as the consolidation effect of Lake Shore and Superior.

During the first quarter of 2003, the Company abandoned the Angliers Property and wrote off resource property expenditures of $258,630. In management's view the future exploration potential of the Property did not meet earlier expectations.

Travel costs of $37,271 (2002 – $16,373) reflect an increase due to travel relating to project supervision and administration.

The Company earned $143,376 in interest during the current nine month period. Interest amounting to $53,663 was earned during the same period in 2002. The increase is due to significantly larger cash balances held by the Company and its subsidiaries.

The Company recorded gains of $1,587,954 during the period ended September 30, 2003 on the deemed disposition of its interest in Lake Shore as a result of equity financings completed by Lake Shore which reduced the Company's interest from 61% to 47.4%. The Company also recorded its share of the equity loss in Lake Shore for September 2003.

Related Party Transactions

The Company and its subsidiaries paid $135,791 in consulting and management fees to companies controlled by directors and officers of the Company and its subsidiaries during the nine months ended September 30, 2003.

The Company and its subsidiaries also paid $144,000 to Southwestern under the terms of separate administrative services agreements.

Financial Condition, Liquidity and Capital Resources

The Company's working capital position at September 30, 2003 was $4,559,947 compared to $8,403,901 as at December 31, 2002.

The decrease in working capital of approximately $3.8 million results from resource property and operating expenditures of $3.5 million and $0.9 million respectively and a reduction of $3.7 million in cash due to the change in accounting for Lake Shore to the equity method effective September 1, 2003. This is partially offset by net proceeds of $4.3 million from share issuances completed by Aurora and its subsidiary companies.

During the period ended September 30, 2003, the Company issued 217,646 common shares pursuant to the exercise of stock options and warrants for net proceeds of $429,937. The Company also issued 65,000 common shares pursuant to property option agreements with third parties.

During the nine months ended September 30, 2003, resource property expenditures amounted to $3.5 million ($4.0 million on a cash basis) primarily relating to expenditures incurred on the Falconbridge Properties ($1.4 million); Nickel Lake Property ($0.4 million); Belleterre, Midrim and Geoffroy properties in Quebec ($0.2 million); the Lansdowne House Property ($0.6 million), and the balance attributable to Lake Shore and Superior. A total of $1,020,799 in refunds either received or due to the Company were recorded as a recovery of resource property expenditures.

On February 14, 2003, the Company entered into an agreement with Inco, defined as the AEM-Abitibi Project, to acquire proprietary airborne electromagnetic, magnetic and ground follow-up data owned by Inco covering certain areas of Ontario and Quebec. Aurora and/or its subsidiaries, affiliates and joint venture partners must spend a total of $5 million over six years on the selection and follow-up of geophysical targets within an area of interest, with a commitment to incur $1 million in expenditures within the first year. Inco has certain back-in rights to purchase any nickel, copper and platinum group metals, to acquire a 50% interest in the claims, and is entitled to a 1.5% net smelter return royalty to a maximum of $2.5 million and 0.75% thereafter on each mineral property developed.

The Company has a net future tax liability at September 30, 2003 of $1,558,000 resulting from the assignment of the tax deductibility of the related expenditures of the flow through funds raised between 2000 and 2002. As the liability arises from transactions in the capital of the Company, the corresponding charge has been taken directly to deficit as opposed to being charged through operations. All of the proceeds from flow through monies raised in 2002 were spent by June 30, 2003.

In management's view the Company has sufficient working capital to fund planned exploration work and ongoing operating expenditures. However, the Company is dependent on raising funds through the issuance of shares or attracting joint venture partners in order to finance further property acquisitions, and undertake exploration and development of its mineral properties.

Risks and Uncertainties

The business of mineral deposit exploration and extraction involves a high degree of risk. Few properties that are explored are ultimately developed into production. At present, none of the Company's properties has a known body of commercial ore. Other risks facing the Company include competition, aboriginal rights, environmental and insurance risks, statutory and regulatory requirements, fluctuations in mineral prices, share price volatility and uncertainty of additional financing.

Integrity of Disclosure

The Company's management maintains appropriate information systems, procedures and controls to ensure that information used internally and disclosed externally is complete and reliable.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities. The Audit Committee fulfills its role of ensuring the integrity of the reported information through its review of the interim and audited annual financial statements prior to their submission to the Board of Directors for approval.

FORM 51-901F

Quarterly Report

Incorporated as part of: [X] Schedule A

[ ] Schedule B & C

ISSUER DETAILS:

For Quarter Ended:	**September 30, 2003**
Date of Report:	**November 28, 2003**
Name of Issuer:	**Aurora Platinum Corp.**
Issuer's Address:	**1650-701 West Georgia Street Vancouver, B.C., V7Y 1C6**
Issuer's Fax Number:	**604-688-5175**
Issuer's Phone Number:	**604-669-2525**
Contact Person:	**Parkash K. Athwal**
Contact's Position:	**Vice President, Finance**
Contact Telephone Number:	**604-669-2525**

CERTIFICATE

The Schedule(s) required to complete this Quarterly Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Quarterly Report will be provided to any shareholder who requests it. Please note this form is incorporated as part of both the required filing of Schedule A and B&C.

Alan C. Moon	"Alan C. Moon"	November 18, 2003
Name of Director	Signed (typed)	Date Signed
Daniel G. Innes	"Daniel G. Innes"	November 18, 2003
Name of Director	Signed (typed)	Date Signed

Third Quarter Report

For the nine months ended September 30, 2003

Aurora

To Our Shareholders

Aurora Platinum Corp. was active on several projects during the quarter. In August, the Company announced that it had exercised its Option under the Option/Joint Venture Agreement with Falconbridge Limited and had acquired 60% of Falconbridge's interest in the Foy and Footwall properties, Sudbury Mining District. A trenching program was initiated on the Crazy Creek Zone to follow up on the results of recent surface geophysical surveys. An area of strong conductivity was identified in association with outcrops hosting sulphide veins rich in copper, platinum, palladium, gold and silver (typical of Sudbury-type footwall mineralization). Additional geophysical surveys and three-dimensional modeling of the Foy Project mineralization were completed. This work has provided greater target definition for the next phase of drilling to be initiated in the fourth quarter, and extends the conductive body 200 m farther to the west. Two deep holes were drilled on the Nickel Lake Project (Inco Option/Joint Venture) targeting, and intersecting, conductive bodies (massive to semi-massive sulphides) modeled from previous borehole geophysics.

The Company commissioned airborne time domain electromagnetic (VTEM) and magnetometre surveys over its Montcalm Township claim group that ties onto Falconbridge's Montcalm Ni-Cu deposit. The resulting data has been processed and reviewed in preparation for drilling in the fourth quarter. Reconnaissance fieldwork on the Abitibi AEM Project continued throughout the quarter.

Sudbury Projects

Foy-Footwall Option/Joint Venture (Aurora/Falconbridge)

Aurora will assume operatorship of the Joint Venture for both the Foy and Footwall properties. During the third quarter of 2003, the Company continued to digitize the Falconbridge Mine and East Mine geological and engineering level plans and sections. Upon completion, in the fourth quarter, the Company will begin compilation of a detailed three-dimensional mine model to assist in generating exploration targets.

The Crazy Creek Zone of Ni-Cu-PGM mineralization is located within the Foy Offset Dyke approximately 5 km west-northwest of the intersection of the Foy Offset Dyke with the Sudbury Igneous Complex and approximately 4 km west-northwest of the Nickel Lake area. The Crazy Creek Zone is characterized by structurally controlled footwall-type stringer mineralization rich in Cu, PGM and precious metals. During the third quarter, the Company commenced a program of stripping, surface mapping and sampling. Diamond drilling of the Crazy Creek Zone was planned by the Company for the third quarter. However, due to permitting delays, this will now take place in early 2004.

Foy-Nickel Lake Option/Joint Venture (Aurora/Inco)

The Nickel Lake Property lies along the Foy Offset Dyke, approximately 1.3 km west-northwest of the north range of the Sudbury Igneous Complex. The Property consists of five patented claims totaling 71 hectares, covers 1.4 km of the WNW-trending Foy Offset Dyke, and hosts numerous Ni-Cu-PGM sulphide showings. Historical (shallow) drilling by Inco Limited intersected significant sulphide mineralization at Foster Lake, and recent drilling by Aurora at Nickel Lake intersected numerous massive Ni-Cu-PGM sulphide occurrences from near surface to ~670 m depth. Two generations of airborne electromagnetic surveys indicate that mineralization extends intermittently along the entire length of the Nickel Lake-Foster Lake corridor (1.4 km). Inco's Nickel Lake Ni-Cu-PGM deposit lies approximately 250 m southeast of the Nickel Lake Property.

In 2002, drill hole NI-12 intersected 5.2 m of patchy to inclusion-type, semi-massive sulphides within the offset dyke. Subsequent borehole geophysical surveys identified an off-hole conductive plate. During the first quarter of 2003, NI-20 was drilled to intersect

the conductive plate. However, no significant mineralization was encountered. A more detailed geophysical analysis subsequently indicated that the conductive plate lies at a depth of approximately 450 m vertically, and immediately to the west of hole NI-20.

Exploration activities on the Nickel Lake Property during the third quarter focused on further defining the Nickel Lake North Zone. Drilling totaled 1,387 metres, including NI-21 (860 m) in late July and follow-up borehole NI-22, which reached a depth of 527 m at the close of the reporting period. Historical Inco borehole 58689-0 (607 m) was reamed-out in mid-August to serve as a BH PEM platform from which to probe the western extension of the Nickel Lake North Zone. Drilling in the fourth quarter will be directed toward evaluating this large, highly conductive body.

Montcalm Township Property

In the second quarter, the Company entered into an agreement with an individual to acquire nine claims (127 units) located directly adjacent to the Montcalm Nickel Deposit owned by Falconbridge. The Company can earn a 100% interest in the Property by making certain cash payments and issuing a specified number of shares of the Company over three years. In addition, the individual retains a 2% net smelter return on the Property.

Falconbridge's Montcalm Nickel Deposit lies within the northeastern tip of the Montcalm Gabbro Complex and, as reported by Falconbridge in May 2001, has a total undiluted indicated mineral resource estimated at 7 million tonnes grading 1.4% Ni and 0.7% Cu. The Company's Property adjoins the Falconbridge deposit to the west and is considered to be prospective as the mineralized Montcalm Gabbro may extend westward onto the Company's Property. There also exists the potential for discovery of other mineralized gabbros on the Company's ground.

In the third quarter, the Company commissioned Geotech Ltd. to carry out helicopter-borne time domain electromagnetic (VTEM) and magnetometre surveys over the entire claim group. A total of 358 km of 100 m spaced N-S survey lines were flown. The resulting data has been processed and reviewed in preparation for drilling in the fourth quarter.

Additional Projects

In late February 2003, the Company signed an Agreement with Inco whereby the Company will acquire from Inco proprietary electromagnetic and magnetic airborne survey data from the Abitibi belt in northern Ontario and Quebec. The Agreement also includes Inco's ground follow-up geophysical, geological and geochemical data as well as drilling records. The Company will use the database to identify Ni-Cu-PGM and other targets for ground exploration and acquisition. Compilation and entering of the data into a GIS database continued throughout the third quarter.

In late April and pursuant to the Agreement signed in February 2003, the Company entered into an agreement with Inco on eight properties recently staked by Inco near Timmins, Ontario. The Company acquired a 50% interest in the properties by funding the first $33,252 in expenditures, being 2 times Inco's expenditures incurred in acquiring the eight properties.

The eight properties were acquired by Inco to cover electromagnetic conductors identified from recently released airborne electromagnetic surveys over an area north of Timmins. Those surveys, together with proprietary and other public data, identified the conductors as representing excellent targets for nickel mineralization. The properties all lie within a belt of rocks that includes a substantial number of komatiitic flows and related ultramafic intrusives that contain economic to sub-economic nickel deposits in the area. Inco and the Company will be preparing exploration programs to explore these properties for Ni-Cu-PGM mineralization. Aurora is also exploring in Ontario and Quebec through its affiliated companies, Lake Shore Gold Corp. and Superior Diamonds Inc.



Daniel G. Innes, *President & CEO*

Management's Discussion and Analysis
of Financial Condition and Results of Operations

September 30, 2003 and 2002

Description of Business

Aurora Platinum Corp. ("the Company") is a development stage mineral exploration company engaged in the acquisition, evaluation and exploration of mineral properties with prospects for hosting nickel-copper-platinum-palladium mineral deposits. Aurora is currently active in Canada and holds a significant portfolio of mineral properties in Ontario and Quebec. Aurora is a reporting issuer in British Columbia, Alberta, Ontario and Quebec, and trades on the TSX Venture Exchange under the symbol ARP.

In 2002, Aurora also began exploring for gold and diamonds through its affiliated companies Lake Shore Gold Corp. ("Lake Shore") and Superior Diamonds Inc. ("Superior").

In August 2003, the Company changed the method of recording its interest in Lake Shore, which was previously a controlled subsidiary, from consolidation to the equity basis for presentation of its current period balance sheet. The results of operations of Lake Shore have been consolidated with those of the Company for the eight month period ended August 31, 2003. The Company's investment in Lake Shore has been accounted for using the equity basis effective September 1, 2003. The Company's interest in Lake Shore was reduced from 58.4% to 47.4% as a result of an equity financing completed by Lake Shore.

Falconbridge Properties

The Falconbridge Properties are located within the Sudbury Mining District of Ontario and are comprised of the Foy and Footwall option/joint venture with Falconbridge Limited ("Falconbridge") whereby the Company has earned a 60% interest in both properties by spending $6 million on exploration over three years.

Aurora will assume the role of operator of both properties and expenditures will be shared pro rata based on each party's ownership interest.

On the Footwall Property, results of drilling and a borehole UTEM survey completed in the second quarter are currently being evaluated. As a consequence of Aurora vesting in the Falconbridge Properties, data transfers from Falconbridge to the Company were completed during the quarter. No field work was carried out during the third quarter. The Company completed selective stripping and trenching as well as electromagnetic surveys over specific areas of the Foy Offset Dyke. Results of those surveys identified an area of conductivity associated with the Crazy Creek Zone located within the Foy Offset Dyke. The Company will be focusing on the mineralization on the Crazy Creek Zone of the Foy Property with a diamond drilling program which has been postponed to early in the new year due to permitting delays.

Nickel Lake Option

The Nickel Lake Property lies along the Foy Offset Dyke and consists of five patented claims totaling 71 hectares. On May 8, 2002, the Company signed an agreement with Inco Limited ("Inco") to earn a 60% interest in the Nickel Lake Property by spending $2 million over four years on exploration and issuing 75,000 shares to Inco. The Company can earn a further 10% by preparing at its expense a bankable feasibility study. Inco has the option to increase its interest to 70% by funding all of the costs to bring the Property into commercial production, with the Company retaining a 30% interest.

Exploration during the third quarter focused on further defining the Nickel Lake North Zone with drilling and follow-up borehole geophysics. Drilling will be continued in the fourth quarter. To date the Company has spent approximately $1.3 million dollars on the Property.

Lansdowne House Property

The Company has a 100% interest in the Lansdowne House Property, which is located in the Thunder Bay Mining Division in northwestern Ontario and is comprised of over 13,000 hectares.

A drilling program to test for PGM mineralization within the mafic-ultramafic layered complex was conducted in the first two quarters of 2003. Further exploration work will be conducted once all work completed to date has been assessed.

Quebec Projects

The Company is earning a 70% interest in the Belleterre and Midrim projects, located in western Quebec, pursuant to option agreements signed in 2000. The Company has met its exploration expenditure commitments under both agreements.

Results of Operations

The Company recorded net income for the three and nine months ended September 30, 2003 of $591,938 or $0.03 per share and $240,254 or $0.01 per share respectively compared with a loss of $400,454 or $0.02 per share and $748,037 or $0.04 per share for the same periods in 2002. The net income in the current three and nine month periods resulted from the recording of a gain on the deemed disposition of the Company's interest in Lake Shore as a consequence of equity financings completed by Lake Shore. This was partially offset by increases in general and administrative expenditures, the write off of expenditures relating to the Angliers Property in Quebec and the provision for future income tax.

Consulting and management fees represent $144,000 (2002 – $106,000) in management fees paid to Southwestern Resources Corp. ("Southwestern") pursuant to administrative services agreements between Southwestern and Aurora and its subsidiary companies, $293,621 (2002 – $140,265) in fees on account of consulting and management services provided by directors, officers and other consultants, and $140,850 (2002 – $152,854) in stock-based compensation expense for stock options issued to non-employees by Lake Shore and Superior.

Investor relations expense includes regulatory and transfer agent fees, the costs related to the printing and dissemination of shareholder information, and other investor relations activities.

Investor relations costs amounted to $228,861 during the current nine month period compared with $173,020 during the same period in 2002. The increase reflects the consolidation effect of Lake Shore and Superior.

Legal and accounting costs amounted to $129,383 and $158,589 for the nine months ended September 30, 2003 and 2002 respectively. The higher costs in 2002 are reflective of the business reorganizations involving Lake Shore and Superior.

Office expense increased by $126,713 during the nine months ended September 30, 2003 primarily due to the Company's participation in an industry conference, large corporations tax payment for the 2002 tax year which the Company was not required to pay in previous years, the hiring of additional staff in the Sudbury office as well as the consolidation effect of Lake Shore and Superior.

During the first quarter of 2003, the Company abandoned the Angliers Property and wrote off resource property expenditures of $258,630. In management's view the future exploration potential of the Property did not meet earlier expectations.

Travel costs of $37,271 (2002 – $16,373) reflect an increase due to travel relating to project supervision and administration.

The Company earned $143,376 in interest during the current nine month period. Interest amounting to $53,663 was earned during the same period in 2002. The increase is due to significantly larger cash balances held by the Company and its subsidiaries.

The Company recorded gains of $1,587,954 during the period ended September 30, 2003 on the deemed disposition of its interest in Lake Shore as a result of equity financings completed by Lake Shore which reduced the Company's interest from 61% to 47.4%. The Company also recorded its share of the equity loss in Lake Shore for September 2003.

Related Party Transactions

The Company and its subsidiaries paid $135,791 in consulting and management fees to companies controlled by directors and officers of the Company and its subsidiaries during the nine months ended September 30, 2003.

The Company and its subsidiaries also paid $144,000 to Southwestern under the terms of separate administrative services agreements.

Financial Condition, Liquidity and Capital Resources

The Company's working capital position at September 30, 2003 was $4,559,947 compared to $8,403,901 as at December 31, 2002.

The decrease in working capital of approximately $3.8 million results from resource property and operating expenditures of $3.5 million and $0.9 million respectively and a reduction of $3.7 million in cash due to the change in accounting for Lake Shore to the equity method effective September 1, 2003. This is partially offset by net proceeds of $4.3 million from share issuances completed by Aurora and its subsidiary companies.

During the period ended September 30, 2003, the Company issued 217,646 common shares pursuant to the exercise of stock options and warrants for net proceeds of $429,937. The Company also issued 65,000 common shares pursuant to property option agreements with third parties.

During the nine months ended September 30, 2003, resource property expenditures amounted to $3.5 million ($4.0 million on a cash basis) primarily relating to expenditures incurred on the Falconbridge Properties ($1.4 million); Nickel Lake Property ($0.4 million); Belleterre, Midrim and Geoffroy properties in Quebec ($0.2 million); the Lansdowne House Property ($0.6 million), and the balance attributable to Lake Shore and Superior. A total of $1,020,799 in refunds either received or due to the Company were recorded as a recovery of resource property expenditures.

On February 14, 2003, the Company entered into an agreement with Inco, defined as the AEM-Abitibi Project, to acquire proprietary airborne electromagnetic, magnetic and ground follow-up data owned by Inco covering certain areas of Ontario and Quebec. Aurora and/or its subsidiaries, affiliates and joint venture partners must spend a total of $5 million over six years on the selection and follow-up of geophysical targets within an area of interest, with a commitment to incur $1 million in expenditures within the first year. Inco has certain back-in rights to purchase any nickel, copper and platinum group metals, to acquire a 50% interest in the claims, and is entitled to a 1.5% net smelter return royalty to a maximum of $2.5 million and 0.75% thereafter on each mineral property developed.

The Company has a net future tax liability at September 30, 2003 of $1,558,000 resulting from the assignment of the tax deductibility of the related expenditures of the flow through funds raised between 2000 and 2002. As the liability arises from transactions in the capital of the Company, the corresponding charge has been taken directly to deficit as opposed to being charged through operations. All of the proceeds from flow through monies raised in 2002 were spent by June 30, 2003.

In management's view the Company has sufficient working capital to fund planned exploration work and ongoing operating expenditures. However, the Company is dependent on raising funds through the issuance of shares or attracting joint venture partners in order to finance further property acquisitions, and undertake exploration and development of its mineral properties.

Risks and Uncertainties

The business of mineral deposit exploration and extraction involves a high degree of risk. Few properties that are explored are ultimately developed into production. At present, none of the Company's properties has a known body of commercial ore. Other risks facing the Company include competition, aboriginal rights, environmental and insurance risks, statutory and regulatory requirements, fluctuations in mineral prices, share price volatility and uncertainty of additional financing.

Integrity of Disclosure

The Company's management maintains appropriate information systems, procedures and controls to ensure that information used internally and disclosed externally is complete and reliable.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities. The Audit Committee fulfills its role of ensuring the integrity of the reported information through its review of the interim and audited annual financial statements prior to their submission to the Board of Directors for approval.

Consolidated Balance Sheets

Unaudited	September 30, 2003	December 31, 2002
Assets		
Current		
Cash and cash equivalents	$ 4,414,258	$ 8,642,005
Exploration advances and other receivables	306,563	332,595
	4,720,821	8,974,600
Investment *(note 2)*	2,273,999	–
Property, plant & equipment *(note 3)*	162,969	155,641
Resource properties *(note 4)*	15,136,116	13,863,967
	$ 22,293,905	$ 22,994,208
Liabilities		
Current		
Accounts payable and accrued charges *(note 6)*	$ 160,874	$ 570,699
Future income tax *(note 7)*	1,558,000	1,332,727
Deferred exploration advances	–	612,639
Non-controlling interest *(note 8)*	639,944	1,431,513
	2,358,818	3,947,578
Shareholders' Equity		
Share capital *(note 5)*		
Authorized		
100,000,000 common shares without par value		
Issued		
19,734,517 common shares (2002 – 19,451,871)	30,632,401	30,037,864
Contributed surplus	392,151	383,212
Deficit	(11,089,465)	(11,374,446)
	19,935,087	19,046,630
	$ 22,293,905	$ 22,994,208

See accompanying notes to consolidated financial statements

Approved by the Board



Daniel G Innes



Michael D Winn

CONSOLIDATED STATEMENTS OF INCOME (LOSS) AND DEFICIT

Unaudited	Three months ended September 30 2003	Three months ended September 30 2002	Nine months ended September 30 2003	Nine months ended September 30 2002
EXPENSES				
Consulting and management fees	$ 225,443	$ 269,411	$ 578,471	$ 489,376
General exploration	68,485	40,513	100,925	50,107
Investor relations	38,101	111,779	228,861	173,020
Legal and accounting	44,349	131,307	129,383	158,589
Office expense	33,747	4,839	163,590	36,877
Resource property costs written off *(note 4)*	–	–	258,630	–
Travel	10,850	3,605	37,271	16,373
Loss before undernoted items	(420,975)	(561,454)	(1,497,131)	(924,342)
Interest and other income	35,752	38,358	143,376	53,663
Gain on shares issued by subsidiary company *(note 1(b))*	1,138,024	–	1,587,954	–
Equity in loss of affiliated company	(18,988)	–	(18,988)	–
Income (loss) before income tax	733,813	(523,096)	215,211	(870,679)
Provision for future income tax *(note 7)*	(270,000)	–	(270,000)	–
Income (loss) before non-controlling interest	463,813	(523,096)	(54,789)	(870,679)
Non-controlling interest *(note 8)*	128,125	122,642	295,043	122,642
Net income (loss) for the period	591,938	(400,454)	240,254	(748,037)
Deficit at beginning of period	(11,581,502)	(9,949,754)	(11,374,446)	(9,390,171)
(Provision) recovery for income tax on flow through shares *(note 7)*	(99,901)	(290,000)	44,727	(502,000)
Deficit at end of period	$ (11,089,465)	$ (10,640,208)	$ (11,089,465)	$ (10,640,208)
Earnings (loss) per share – basic and diluted	$ 0.03	$ (0.02)	$ 0.01	$ (0.04)
Weighted-average number of shares outstanding	19,734,517	17,900,987	19,689,773	16,797,814

See accompanying notes to consolidated financial statements

CONSOLIDATED STATEMENTS OF CASH FLOWS

Unaudited	Three months ended September 30		Nine months ended September 30	
	2003	2002	2003	2002
OPERATING ACTIVITIES				
Net income (loss) for the period	$ 591,938	$ (400,454)	$ 240,254	$ (748,037)
Items not involving cash:				
Provision for future income tax	270,000	–	270,000	–
Equity in loss of affiliated company	18,988	–	18,988	–
Gain on shares issued by subsidiary company	(1,138,024)	–	(1,587,954)	–
Non-controlling interest	(128,125)	(122,642)	(295,043)	(122,642)
Stock-based compensation	152,650	152,854	224,650	241,111
Resource property costs written off	–	–	258,630	–
	(232,573)	(370,242)	(870,475)	(629,568)
Change in non-cash operating working capital items				
(Increase) decrease in exploration advances and other receivables	(24,992)	(120,435)	61,489	(68,886)
Increase (decrease) in accounts payable and accrued charges	45,640	123,768	(36,144)	96,233
	(211,925)	(366,909)	(845,130)	(602,221)
INVESTING ACTIVITIES				
Decrease in cash due to change in accounting for affiliated company	(3,696,792)	–	(3,696,792)	–
Resource property expenditures	(400,502)	(1,709,423)	(3,968,315)	(3,193,343)
Additions to property, plant & equipment	(1,308)	(66,094)	(37,767)	(88,837)
	(4,098,602)	(1,775,517)	(7,702,874)	(3,282,180)
FINANCING ACTIVITIES				
Shares issued	–	8,377,063	429,937	9,158,324
Shares issued by subsidiary companies	2,948,991	–	3,890,320	–
Cash acquired on acquisition of subsidiary company	–	1,244,981	–	1,244,981
	2,948,991	9,622,044	4,320,257	10,403,305
(Decrease) increase in cash and cash equivalents during the period	(1,361,536)	7,479,618	(4,227,747)	6,518,904
Cash and cash equivalents at beginning of period	5,775,794	1,125,348	8,642,005	2,086,062
Cash and cash equivalents at end of period	$ 4,414,258	$ 8,604,966	$ 4,414,258	$ 8,604,966
Cash and cash equivalents consist of:				
Cash	$ 423,373	$ 721,535	$ 423,373	$ 721,535
Short-term investments	3,990,885	7,883,431	3,990,885	7,883,431
Cash and cash equivalents at end of period	$ 4,414,258	$ 8,604,966	$ 4,414,258	$ 8,604,966

SUPPLEMENTAL CASH FLOW INFORMATION *(note 9)*

See accompanying notes to consolidated financial statements

Notes to Consolidated Financial Statements

Unaudited
Nine months ended September 30, 2003 and 2002

1. Significant Accounting Policies

a) These consolidated interim financial statements have been prepared in accordance with Canadian generally accepted accounting principles. The accounting policies followed in preparing these financial statements are those used by Aurora Platinum Corp. (the "Company") as set out in the audited financial statements for the year ended December 31, 2002 with the exception detailed in note 1(b) below. Certain information and note disclosure normally included in financial statements prepared in accordance with generally accepted accounting principles have been omitted. These interim financial statements should be read together with the Company's audited financial statements for the year ended December 31, 2002.

In the opinion of management, all adjustments considered necessary for fair presentation have been included in these financial statements. Interim results are not necessarily indicative of results expected for the fiscal year.

b) In August 2003, the Company changed the method of recording its interest in Lake Shore Gold Corp. ("Lake Shore"), which was previously a controlled subsidiary, from consolidation to the equity basis for presentation of its current period balance sheet. The results of operations of Lake Shore have been consolidated with those of the Company for the eight month period ended August 31, 2003. The Company's investment in Lake Shore has been accounted for using the equity basis effective September 1, 2003. The Company's interest in Lake Shore was reduced from 58.4% to 47.4% as a result of an equity financing completed by Lake Shore and a gain on dilution of $1,138,024 was recorded. The total gain on dilution resulting from shares issued by Lake Shore for the nine month period ended September 30, 2003 was $1,587,954.

2. Investment

As a result of the dilution of the Company's interest in Lake Shore, the assets and liabilities of Lake Shore as at August 31, 2003 were no longer consolidated in the Company's balance sheet as at that date. The assets and liabilities of Lake Shore not included were as follows:

Cash	$ 3,696,792
Exploration advances and other receivables	79,235
Resource properties	1,731,833
	5,507,860
Accounts payable and accrued charges	(332,531)
Due to affiliated company	(23,097)
Non-controlling interest	(2,859,245)
Investment as at August 31, 2003	2,292,987
Equity in Loss for the one month period ended September 30, 2003	(18,988)
Investment as at September 30, 2003	$ 2,273,999

The market value of the investment as at September 30, 2003, was $22,400,000.

3. Property, Plant & Equipment

	September 30, 2003			December 31, 2002
	Cost	Accumulated Depreciation	Net Book Value	Net Book Value
Office and other equipment	$ 79,121	$ 20,191	$ 58,930	$ 64,353
Computer equipment	124,382	43,896	80,486	68,551
Leasehold improvements	27,582	4,029	23,553	22,737
	$ 231,085	$ 68,116	$ 162,969	$ 155,641

Depreciation relating to exploration related assets has been allocated to resource properties in the amount of $30,439 (2002 – $14,065) during the nine month period ended September 30, 2003.

4. Resource Properties

For the nine month period ended September 30, 2003

	Falconbridge Properties	Midrim Property	Belleterre Property	Nickel Lake Property	Lansdowne House Property	Other[1]	Total
Balance, beginning of period	$4,393,052	$2,240,837	$1,584,732	$ 873,642	$2,003,269	$2,768,435	$13,863,967
Property acquisition, assessment and maintenance	888	–	–	868	26	309,530	311,312
Analytical	50,339	27,571	12,764	10,362	38,968	72,707	212,711
Geophysics	279,551	2,900	–	69,374	26,078	23,135	401,038
Geology	211,128	55,700	25,615	75,453	293,493	322,613	984,002
Drilling	718,147	–	–	222,910	182,687	–	1,123,744
Research	–	–	–	–	7,251	5,164	12,415
Project administration	147,136	5,342	3,923	32,147	28,095	47,156	263,799
Write-offs	–	–	–	–	–	(258,630)	(258,630)
Removal of Lake Shore Gold Corp.	–	–	–	–	–	(757,443)	(757,443)
Quebec refundable tax credits	–	(599,777)	(392,722)	–	–	(28,300)	(1,020,799)
Balance, end of period	$5,800,241	$1,732,573	$1,234,312	$1,284,756	$2,579,867	$2,504,367[1]	$15,136,116

[1] Includes: AEM 2000 ($909,892), AEM-Abitibi ($205,022), Superior Diamonds Inc. ($585,022), Miscellaneous ($784,432).

For the nine month period ended September 30, 2002

	Falconbridge Properties	Midrim Property	Belleterre Property	Lansdowne House Property	Other	Total
Balance, beginning of period	$ 3,069,381	$ 1,470,574	$ 1,134,102	$ 1,745,745	$ 975,198	$ 8,395,000
Property acquisition, assessment and maintenance	19,747	117,297	7,601	2,080	416,591	563,316
Analytical	10,267	27,104	7,115	2,042	98,464	144,992
Geophysics	130,004	119,676	2,057	6,787	66,051	324,575
Geology	239,378	91,000	62,394	58,211	1,001,889	1,452,872
Drilling	302,176	290,778	126,490	(6,622)	298,433	1,011,255
Research	–	3,667	5,023	2,719	25,317	36,726
Project administration	88,361	41,829	26,186	21,978	172,024	350,378
Balance, end of period	$ 3,859,314	$ 2,161,925	$ 1,370,968	$ 1,832,940	$3,053,967	$12,279,114

On February 14, 2003, the Company entered into an agreement with Inco Limited. ("Inco"), defined as the AEM-Abitibi Project, to acquire proprietary airborne electromagnetic, magnetic and ground follow-up data owned by Inco covering certain areas of Ontario and Quebec. Aurora and/or its subsidiaries, affiliates and joint venture partners must spend a total of $5 million over six years on the selection and follow-up of geophysical targets within an area of interest, with a commitment to incur $1 million in expenditures within the first year. Inco has certain back-in rights to purchase any nickel, copper and platinum group metals, to acquire a 50% interest in the claims, and is entitled to a 1.5% net smelter return royalty to a maximum of $2.5 million and 0.75% thereafter on each mineral property developed.

During the first quarter of 2003, the Company abandoned the Angliers Project in Quebec. The total amount written off was $258,630.

5. Share Capital

a) During the nine months ended September 30, 2003 and 2002, changes in issued share capital were as follows:

	For the nine month period ended September 30, 2003		For the nine month period ended September 30, 2002	
	Number of Shares	Amount	Number of Shares	Amount
Issued at beginning of period	19,451,871	$ 30,037,864	15,992,869	$ 19,082,670
Issued on the exercise of stock options	100,000	77,000	73,000	56,210
Issued on the exercise of warrants	117,646	352,937	188,396	619,829
Issued in exchange for resource property options (i)	65,000	164,600	89,286	267,501
Issued as result of private placements (ii)	–	–	2,594,192	8,482,286
Issued at end of period	19,734,517	$ 30,632,401	18,937,643	$ 28,508,496

i) On March 5, 2003, the Company issued 50,000 shares to Inco pursuant to the AEM-Abitibi agreement, and 15,000 shares under a separate option agreement.
ii) During the nine month period ended September 30, 2002, pursuant to three separate private placements, the Company issued 2,594,192 common shares for net proceeds of $8,482,286.

b) Stock Options

At September 30, 2003 there were 1,867,500 stock options outstanding under the Company's stock option plan:

	September 30, 2003		September 30, 2002	
	Number of Shares	Weighted-Average Exercise Price	Number of Shares	Weighted-Average Exercise Price
Outstanding at beginning of period	1,967,500	$ 2.47	1,984,500	$ 2.27
Issued	–	$ –	135,000	$ 3.51
Exercised	(100,000)	$ 0.77	(73,000)	$ 0.77
Outstanding at end of period	1,867,500	$ 2.56	2,046,500	$ 2.41

The following table summarizes information regarding stock options outstanding and exercisable at September 30, 2003:

Number of Shares	Exercise Price Range	Weighted-Average Remaining Years of Contractual Life
715,000	$0.77	1.6
10,000	$2.89	3.5
1,117,500	$3.40-$3.85	2.6
5,000	$4.09	2.2
20,000	$4.25	2.5
1,867,500	$2.56	2.3

Stock-Based Compensation Plan

As a result of stock options granted by the Company's subsidiaries to non-employees during the nine month period ended September 30, 2003, the Company recognized $224,650 (2002 – $241,111) in stock-based compensation expense of which $140,850 was charged to consulting and management fees and $83,800 to general exploration. Of the total amount for the current period, $9,000 relates to Superior Diamonds Inc. ("Superior") and the remaining to Lake Shore.

When stock-based compensation awards are granted to employees, no compensation expense is recognized when their exercise price exceeds or equals the fair value of the Company's common shares at the date of grant. Had the compensation expense for the Company's stock-based compensation plan been determined based on the fair value method of accounting for awards granted, the Company's net loss for the period would have been increased to the pro forma amount indicated below:

		Three month period ended September 30, 2003	Three month period ended September 30, 2002	Nine month period ended September 30, 2003	Nine month period ended September 30, 2002
Net income (loss)	As reported	$ 591,938	$ (400,454)	$ 240,254	$ (748,037)
	Pro forma	$ 353,520	$ (574,243)	$ 1,836	$ (959,393)
Earnings (loss) per share	As reported	$ 0.03	$ (0.02)	$ 0.01	$ (0.04)
	Pro forma	$ 0.02	$ (0.03)	$ 0.00	$ (0.05)

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions used for grants in the period ended September 30, 2003: no dividends are to be paid; average volatility of 66% (2002 – 43%); risk-free interest rate of 5%; and expected life of five years.

c) As at September 30, 2003, there were 1,766,200 warrants issued and outstanding:

Date Issued	Number	Exercise Price	Expiry Date
December 31, 2001	117,500	$4.00	December 31, 2003
August 6, 2002	1,533,700	$2.50	August 6, 2004[1]
September 3, 2002	115,000	$2.50	September 3, 2004[2]

[1] On August 1, 2003, the expiry date of these warrants was extended from August 6, 2003 and the price was changed from $4.75.
[2] On August 1, 2003, the expiry date of these warrants was extended from September 3, 2003 and the price was changed from $4.75.

No carrying values have been assigned to the warrants.

6. Related Party Transactions

For the nine month period ended September 30, 2003, fees amounting to $135,791 (2002 – $175,427) were paid on account of consulting and management services provided by directors and officers of which $99,066 is included in consulting and management fees with the balance capitalized in resource properties. Amounts paid to Southwestern Resources Corp. ("Southwestern") under the terms of an administrative services agreement totaled $144,000 (2002 – $106,000). As at September 30, 2003, there was an amount of $11,589 due to Southwestern included in accounts payable and accrued charges.

7. Income Taxes

The provision for future income tax for the three and nine month periods ended September 30, 2003 of $270,000 (September 30, 2002 – nil) was charged through operations as it relates to the temporary differences between the financial reporting basis and tax basis of certain assets. As a result of the assignment of the tax deductibility of expenditures related to the use of flow through funds raised in the prior years, the Company has recorded a provision for future tax liability for the quarter ended September 30, 2003 of $99,901 (September 30, 2002 – $290,000). This liability relates to transactions in the capital of the Company and has been taken directly to the deficit as opposed to being charged through operations.

During the nine month period ended September 30, 2003, the Company recorded a recovery of $44,727 as a result of revisions to the estimated temporary differences which were pursuant to filings with the Canadian tax authorities. As a result of these transactions the net future tax liability increased by $225,273.

The approximate tax effect of each type of temporary difference that gives rise to the Company's future tax liability is as follows:

	September 30, 2003	December 31, 2002
Operating loss carry forwards	$ 977,000	$ 1,506,000
Tax base of assets in excess of carrying value	383,000	1,063,000
	1,360,000	2,569,000
Less: Valuation allowance	(767,000)	(1,942,800)
Net future income tax asset	593,000	626,200
Carrying value of assets in excess of tax value	(2,150,000)	(1,958,927)
Net future tax liability	$ (1,558,000)	$ (1,332,727)

8. Non-Controlling Interest

As at September 30, 2003, non-controlling interest of $639,944 reported on the balance sheet relates to the interest in the net assets of Superior attributable to 43% of the outstanding common shares not owned by the Company.

Non-controlling interest of $295,043 included in the statements of income (loss) and deficit represents the minority shareholders' interest in the results of operations of Lake Shore for the eight month period ended August 31, 2003 ($182,035) and Superior for the nine month period ended September 30, 2003 ($113,008).

9. Supplemental Cash Flow Information

During the period ended September 30, 2003, the Company and its subsidiaries issued an aggregate of 190,000 common shares valued at $200,100 (September 30, 2002 – 89,286 common shares valued at $267,500) pursuant to various property option agreements.



Aurora

PO Box 10102
Suite 1050, 701 West Georgia Street
Vancouver, British Columbia
Canada V7Y 1C6

Telephone 604 687 7778
Fax 604 688 5175
www.auroraplatinum.com
info@auroraplatinum.com



Computershare Trust Company of Canada
Stock Transfer Services
510 Burrard Street
Vancouver, British Columbia
Canada V6C 3B9
Tel: (604) 661-9400
Fax: (604) 669-1548

August 28, 2003

To: All Applicable Commissions and Exchanges

Dear Sirs:

Subject: Aurora Platinum Corp.

We confirm that the following material was sent by pre-paid mail on August 28, 2003, to those registered and non-registered shareholders of the subject Corporation who completed and returned a supplemental mail list card requesting receipt of Interim Financial Statements.

1. Quarterly and Year End Report Form 51 - 901F for quarter ended June 30, 2003 / Schedule B -Supplementary Information / Schedule C - Management Discussion - see attachment
2. Second Quarter Report for the Six months ended June 30, 2003 / Financial Statements for the six months ended June 30, 2003 and 2002 (unaudited).

In compliance with regulations made under the Securities Act, we are providing this material to you in our capacity as agent for the subject Corporation.

Yours truly,

COMPUTERSHARE TRUST COMPANY OF CANADA

"Annette Jones-Cook"
Assistant Account Manager
Stock Transfer Services
Telephone: (604) 661-0216
Fax: (604) 683-3694

FORM 51-901F

Quarterly Report

Incorporated as part of:	[x]	Schedule A
	[ ]	Schedule B & C

ISSUER DETAILS:

For Quarter Ended:	June 30, 2003
Date of Report:	August 28, 2003
Name of Issuer:	Aurora Platinum Corp.
Issuer's Address:	1650-701 West Georgia Street Vancouver, B.C., V7Y 1C6
Issuer's Fax Number:	604-688-5175
Issuer's Phone Number:	604-669-2525
Contact Person:	Parkash K. Athwal
Contact's Position:	Vice President, Finance
Contact Telephone Number:	604-669-2525

CERTIFICATE

The Schedule(s) required to complete this Quarterly Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Quarterly Report will be provided to any shareholder who requests it. Please note this form is incorporated as part of both the required filing of Schedule A and B&C.

Michael D. Winn	"Michael D. Winn"	August 21, 2003
Name of Director	Signed (typed)	Date Signed
Daniel G. Innes	"Daniel G. Innes"	August 21, 2003
Name of Director	Signed (typed)	Date Signed

Second Quarter Report

For the six months ended June 30, 2003


Aurora

To Our Shareholders



Aurora Platinum Corp. was active on a number of projects and new initiatives during the quarter. Two deep drill holes were completed on the Footwall Project (Falconbridge Option/Joint Venture). Additional geophysical surveys and three dimensional modeling of the Foy Project mineralization (Falconbridge and Inco Option/Joint Ventures) were completed. This work provided target definition for the next phase of drilling to be initiated in the third quarter. With this work, the Company met its vesting obligations with Falconbridge Limited (Falconbridge) on the Foy and Footwall projects.

A number of reconnaissance and follow-up drill holes were completed on the Lansdowne House Ni-Cu-PGM Reef Zone and to test a gold bearing shear structure in the southern part of the Property. A compilation of the Quebec data for the Belleterre, Midrim and Geoffroy projects was completed and evaluated for the next phase of exploration. The AEM-Abitibi Project was advanced to the stage of property acquisition and the initiation of field work. Eight new nickel properties were joint ventured with Inco Limited ("Inco") as part of the AEM-Abitibi Project. The Company also entered into an agreement to acquire a nickel property adjacent to the Montcalm Nickel Deposit owned by Falconbridge. A close spaced airborne geophysical survey will be completed in July 2003 to help define drill targets on this property.

Sudbury Projects

Foy-Footwall Option/Joint Venture

The Crazy Creek Zone of Cu-Ni-PGM mineralization is located within the Foy Offset Dyke approximately 5 kilometres west-northwest of the intersection of the Foy Offset Dyke with the Sudbury Igneous Complex and approximately 4 kilometres west-northwest of the Nickel Lake area. The zone straddles the boundary between the Canhorn Joint Venture location WD232 and the Foy Option/Joint Venture claims.

The Crazy Creek Zone is characterized by footwall-type stringer mineralization rich in copper, PGM and precious metals and with a strong structural control. During the second quarter, the Company completed selective stripping and trenching as well as a UTEM and EM 31 ground electromagnetic survey over an area of approximately 22 hectares and covering the areas of known mineralization/conductivity. Results of those surveys have identified an extensive area of conductivity associated with the Crazy Creek Zone. Diamond drilling of the Crazy Creek Zone is planned by the Company in the third quarter.



On the Footwall Project in early December 2002, hole F-306 targeted the down-plunge extension onto the Footwall Option/Joint Venture Property of the Cryderman East Zone of Inco. A borehole UTEM survey of hole F-306 identified a conductive zone approximately 100 metres to the west of the hole and was considered to coincide with the down-plunge projection of the Cryderman East Zone. A second conductor centred at approximately 1,300 metres in the hole and 50 metres above and to the north of the hole was also indicated. The interpretation suggested a discreet sulphide source lying in the immediate footwall of the Cryderman East Zone.

In the second quarter, two holes (F-306A and F-306B) were completed in an attempt to intersect the second conductive zone. F-306A, an 800 metre wedge from hole F-306, deviated and was terminated prior to intersecting the proposed target. Hole F-306B ended at a depth of 1,623 metres, approximately 15 metres from the Inco boundaries to the north and also missed the interpreted conductive plate. A borehole UTEM survey of hole F-306B indicated a conductive body between 50 metres and 150 metres to the west. The results of this work are currently being evaluated.

In 2002, drill hole NI-12 within the Inco-Aurora Nickel Lake Option/Joint Venture ground on the Foy Offset Dyke intersected 5.2 metres of patchy to inclusion-type, semi-massive sulphides. Subsequently, this hole was surveyed with a borehole UTEM survey which indicated an offhole conductor of substantial size trending southwest and with a 200 metre strike length. During the first quarter of 2003, NI-20 was drilled in an attempt to intersect the indicated conductive plate. However, no mineralization of economic significance was encountered. Subsequently, a borehole UTEM survey of drill hole NI-20 identified the presence of probably two conductive plates and indicated that they were further west than previously interpreted.

During the second quarter, a more detailed evaluation of the NI-20 borehole UTEM survey confirmed the presence of two conductive plates, an upper one and a lower one. This more detailed analysis suggests the upper conductive plate has an east-west strike length in the order of 100 metres, is at a depth of approximately 450 metres vertically and is 10 metres west of hole NI-20. The Company will drill this target commencing early in the third quarter.

Lansdowne House Property

In the first quarter of 2003, eight holes were completed on the Lansdowne House Property to evaluate geological and geophysical targets within the Lansdowne House mafic-ultramafic layered complex. These holes were drilled to test for PGM mineralization associated with specific units within the complex and for gold within a sheared structure south of Bartman Lake. The holes within the gabbro extended the known PGM/reef mineralization for a total strike length of approximately 600 metres while the reconnaissance holes testing for gold within the strong shear struc-

ture south of Bartman Lake intersected strongly deformed and altered metavolcanics variously mineralized with sulphides, arsenopyrite and quartz-carbonate veins.

Quebec Projects

Work on the Belleterre, Midrim and Geoffroy projects in the first quarter of 2003 consisted mainly of data compilation with regard to known mineralization and potential targets for Ni-Cu-PGM mineralization. This work was completed during the second quarter and it is currently being evaluated as the basis for future work.

Additional Projects

In late February 2003, the Company signed a Data Acquisition Agreement with Inco whereby the Company will acquire from Inco proprietary electromagnetic and magnetic airborne survey data from the Abitibi Belt in northern Ontario and Quebec. The Agreement also includes certain of Inco's ground follow-up geophysical, geological and geochemical data as well as drilling records. The Company will use the database to identify Ni-Cu-PGM and other targets for ground exploration and acquisition.

In late April and as part of the Data Acquisition Agreement for the Abitibi region of northern Ontario and Quebec, the Company entered into an agreement with Inco on eight properties recently staked by Inco near Timmins, Ontario. The Company can acquire a 50% interest in the properties by funding the first $33,252 in expenditures, being twice Inco's expenditures incurred in acquiring the eight properties.

The eight properties were acquired by Inco to cover electromagnetic conductors identified from recently released airborne electromagnetic surveys over an area north of Timmins. Those surveys, together with proprietary and other public data, identified the conductors as representing excellent targets for nickel mineralization. The properties all lie within a belt of rocks that includes a substantial number of komatiitic flows and related ultramafic intrusives that contain economic to sub-economic nickel deposits in the area. Inco and the Company will be preparing exploration programs to explore these properties for Ni-Cu-PGM mineralization.

Also in the Timmins area, the Company has entered into an agreement with an individual to acquire nine claims (127 units) located directly adjacent to the Montcalm nickel deposit owned by Falconbridge.

Under the terms of this agreement, the Company can earn a 100% interest in the property by making certain cash payments and issuing a specified number of shares of the Company over three years. In addition, the individual retains a 2% net smelter return on the property.

The Montcalm nickel deposit of Falconbridge lies within the northeastern tip of the Montcalm gabbro complex and, as reported by Falconbridge in May 2001, has a total undiluted indicated mineral resource estimated at 7 million tonnes grading 1.4% Ni and 0.7% Cu. The Company's property adjoins the Montcalm deposit property to the west and is considered to be prospective as the mineralized Montcalm gabbro may extend westward onto the Company's property. There also exists the potential for discovery of other mineralized gabbros on the Company's ground. A close spaced airborne geophysical survey (VERSA TEM) will be completed prior to selecting drill targets.



Daniel G. Innes, *President & CEO*

Management's Discussion and Analysis

of Financial Condition and Results of Operations

June 30, 2003 and 2002

Description of Business

Aurora Platinum Corp. (the "Company") is a development stage mineral exploration company engaged in the acquisition, evaluation and exploration of mineral properties with prospects for hosting nickel-copper-platinum-palladium mineral deposits. Aurora is currently active in Canada and holds a significant portfolio of mineral properties in Ontario and Quebec. Aurora is a reporting issuer in British Columbia, Alberta, Ontario and Quebec, and trades on the TSX Venture Exchange under the symbol ARP.

In 2002, Aurora also began exploring for gold and diamonds through its subsidiary companies Lake Shore Gold Corp.("Lake Shore"), and Superior Diamonds Inc. ("Superior").

Comparisons to the historical year may not be meaningful due to the consolidation effect of Lake Shore and Superior.

Falconbridge Properties

The Falconbridge Properties are located within the Sudbury Mining District of Ontario and are comprised of the Foy and Footwall option/joint venture with Falconbridge Limited ("Falconbridge") whereby the Company can earn a 60% interest in both properties by spending $6 million (including a 10% management fee) on exploration over three years.

On July 29, 2003, the Company provided written notice to Falconbridge that as at June 30, 2003 the expenditure requirement had been met and that the Company exercises its right to become the owner of a 60% undivided interest in the properties.

During the second quarter, the Company completed selective stripping and trenching as well as electromagnetic surveys over specific areas. Results of those surveys have identified an area of conductivity associated with the Crazy Creek Zone located within the Foy Offset Dyke. The Company will be focusing on the mineralization on the Crazy Creek Zone of the Foy Property with a diamond drilling program scheduled for the third quarter.

On the Footwall Property, results of drilling and a borehole UTEM survey completed in the second quarter are currently being evaluated.

Lansdowne House Property

The Company has a 100% interest in the Lansdowne House Property, which is located in the Thunder Bay Mining Division in northwestern Ontario and is comprised of over 13,000 hectares.

A drilling program to test for PGM mineralization within the mafic-ultramafic layered complex was conducted in the first two quarters of 2003. Further exploration work will be conducted once all work completed to date has been assessed.

Quebec Projects

The Company is earning a 70% interest in the Belleterre and Midrim projects, located in western Quebec, pursuant to option agreements signed in 2000. The Company has met its exploration expenditure commitments under both agreements.

Results of Operations

Consolidated net loss for the three and six months ended June 30, 2003 was $322,567 or $0.02 per share and $351,684 or $0.02 per share respectively compared with $238,522 or $0.01 per share and $347,583 or $0.02 per share for the same periods in 2002. The main components of the loss for the period ended June 30, 2003 were a $450,000 gain on shares issued by Lake Shore which was offset by increases in expenditures due to the consolidation of Lake Shore and Superior, and the write off of expenditures relating to the Angliers Property in Quebec.

Consulting and management fees represent $96,000 (2002 – $48,000) in management fees paid to Southwestern Resources Corp. ("Southwestern") pursuant to administrative services agreements between Southwestern and Aurora and its subsidiary companies, $212,028 (2002 – $83,707) in fees on account of consulting and management services provided by directors, officers and other consultants, and $45,000 (2002 – $88,257) in stock compensation expense for stock options issued to non-employees by Lakeshore and Superior.

Investor relations expense includes regulatory and transfer agent fees, the costs related to the printing and dissemination of shareholder information, and other investor relations activities. Investor relations costs amounted to $190,760 during the current six month period compared with $61,241 during the same period in 2002. Approximately $99,000 of the increase reflects the consolidation effect of Lake Shore and Superior.

Legal and accounting costs amounted to $85,034 and $27,282 for the six months ended June 30, 2003 and 2002 respectively. The increased level of activity in Lake Shore and Superior gave rise to this increase.

Office expense increased by $97,805 during the six months ended June 30, 2003 primarily due to the Company's participation in an industry conference, large corporations tax payment for the 2002 tax year which the Company was not required to pay in previous years, and the hiring of additional staff in the Sudbury office. The consolidation of Lake Shore and Superior accounts for $33,194 of the increase.

During the first quarter of 2003, the Company abandoned the Angliers Property and wrote off resource property expenditures of $258,630. In management's view the future exploration potential of the Property did not meet earlier expectations.

Travel costs of $26,421 (2002 – $12,768) reflect an increase due to travel relating to project supervision and administration.

The Company earned $107,624 in interest during the current period. Interest amounting to $15,305 was earned during the same period in 2002. The increase is due to significantly larger cash balances the Company and its subsidiaries now hold compared to 2002.

The Company recorded a gain of $449,930 during the first quarter of 2003 on the deemed disposition of its interest in Lake Shore as a result of a private placement completed by Lake Shore which reduced the Company's interest from 61% to 59%.

Related Party Transactions

The Company and its subsidiaries paid $120,941 in consulting and management fees to companies controlled by directors and officers of the Company and its subsidiaries during the six month period ended June 30, 2003.

The Company and its subsidiaries also paid $96,000 to Southwestern under the terms of separate administrative services agreements.

Financial Condition, Liquidity and Capital Resources

The Company's working capital position at June 30, 2003 was $6,381,261 compared to $8,403,901 as at December 31, 2002.

The decrease of approximately $2 million results from resource property and operating expenditures of $2.8 million ($3.5 million on a cash basis) and $0.6 million respectively, partially offset by net proceeds of $1.4 million from share issuances completed by Aurora and its subsidiary companies during the first quarter of 2003.

During the period, the Company issued 217,646 common shares pursuant to the exercise of stock options and warrants for net proceeds of $429,937. The Company also issued 65,000 common shares pursuant to property joint venture agreements with third parties.

During the six months ended June 30, 2003, resource property expenditures amounted to $2.8 million ($3.5 million on a cash basis) primarily relating to expenditures incurred on the Falconbridge Properties ($1.4 million); Nickel Lake Property ($0.3 million); Belleterre, Midrim and Geoffroy properties in Quebec ($0.2 million); and the Lansdowne House Property ($0.6 million). Lake Shore and Superior spent a total of $1 million on exploration during the six month period ended June 30, 2003. A total of $797,961 in refunds either received or due to the Company was recorded as a recovery of resource property expenditures.

On February 14, 2003, the Company entered into an agreement with Inco Limited ("Inco"), defined as the AEM-Abitibi Project, to acquire proprietary airborne electromagnetic, magnetic and ground follow-up data owned by Inco covering certain areas of Ontario and Quebec. Aurora and/or its subsidiaries, affiliates and joint venture partners must spend a total of $5 million over six years on the selection and follow-up of geophysical targets within an area of interest, with a commitment to

incur $1 million in expenditures within the first year. Inco has certain back-in rights to purchase any nickel, copper and platinum group metals, to acquire a 50% interest in the claims, and is entitled to a 1.5% net smelter return royalty to a maximum of $2.5 million and 0.75% thereafter on each mineral property developed.

The Company has a net future tax liability at June 30, 2003 of $1,188,099 resulting from the assignment of the tax deductibility of the related expenditures of the flow through funds raised between 2000 and 2002. As the liability arises from transactions in the capital of the Company, the corresponding charge has been taken directly to deficit as opposed to being charged through operations. All of the proceeds from flow through monies raised in 2002 were spent by June 30, 2003.

In management's view the Company has sufficient working capital to fund planned exploration work and ongoing operating expenditures. However, the Company is dependent on raising funds through the issuance of shares or attracting joint venture partners in order to finance further property acquisitions, and undertake exploration and development of its mineral properties.

Risks and Uncertainties

The business of mineral deposit exploration and extraction involves a high degree of risk. Few properties that are explored are ultimately developed into production. At present, none of the Company's properties has a known body of commercial ore. Other risks facing the Company include competition, aboriginal rights, environmental and insurance risks, statutory and regulatory requirements, fluctuations in mineral prices, share price volatility and uncertainty of additional financing.

Integrity of Disclosure

The Company's management maintains appropriate information systems, procedures and controls to ensure that information used internally and disclosed externally is complete and reliable.

The Board of Directors is responsible for ensuring that management fulfils its responsibilities. The Audit Committee fulfills its role of ensuring the integrity of the reported information through its review of the interim and audited annual financial statements prior to their submission to the Board of Directors for approval.

Consolidated Balance Sheets

Unaudited		June 30, 2003		December 31, 2002
Assets				
Current				
Cash and cash equivalents	$	5,775,794	$	8,642,005
Exploration advances and other receivables		796,735		332,595
		6,572,529		8,974,600
Property, plant & equipment *(note 2)*		171,713		155,641
Resource properties *(note 3)*		15,944,108		13,863,967
	$	22,688,350	$	22,994,208
Liabilities				
Current				
Accounts payable and accrued charges *(note 5)*	$	191,268	$	570,699
Future income tax *(note 6)*		1,188,099		1,332,727
Deferred exploration advances		–		612,639
Non-controlling interest *(note 7)*		1,833,015		1,431,513
		3,212,382		3,947,578
Shareholders' Equity				
Share capital *(note 4)*				
Authorized				
100,000,000 common shares without par value				
Issued				
19,734,517 common shares (2002 – 19,451,871)		30,632,401		30,037,864
Contributed surplus		425,069		383,212
Deficit		(11,581,502)		(11,374,446)
		19,475,968		19,046,630
	$	22,688,350	$	22,994,208

Approved by the Board





Daniel G Innes

Michael D Winn

Consolidated Statements of Loss and Deficit

Unaudited	Three months ended June 30 2003	Three months ended June 30 2002	Six months ended June 30 2003	Six months ended June 30 2002
Expenses				
Consulting and management fees	$ 197,653	$ 161,593	$ 353,028	$ 219,965
General exploration	30,667	390	32,440	9,594
Investor relations	107,449	42,073	190,760	61,241
Legal and accounting	45,742	24,335	85,034	27,282
Office expense	76,494	12,166	129,843	32,038
Resource property costs written off *(note 3)*	–	–	258,630	–
Travel	12,349	6,342	26,421	12,768
Loss before undernoted items	(470,354)	(246,899)	(1,076,156)	(362,888)
Interest and other income	48,033	8,377	107,624	15,305
Gain on shares issued by subsidiary company	–	–	449,930	–
Loss before non-controlling interest	(422,321)	(238,522)	(518,602)	(347,583)
Non-controlling interest *(note 7)*	99,754	–	166,918	–
Net loss for the period	(322,567)	(238,522)	(351,684)	(347,583)
Deficit at beginning of period	(12,306,458)	(9,527,232)	(11,374,446)	(9,390,171)
Recovery of (provision for) income tax on flow through shares *(note 6)*	1,047,523	(184,000)	144,628	(212,000)
Deficit at end of period	$(11,581,502)	$ (9,949,754)	$(11,581,502)	$ (9,949,754)
Loss per share	$ (0.02)	$ (0.01)	$ (0.02)	$ (0.02)
Weighted-average number of shares outstanding	19,725,286	16,311,331	19,667,402	16,246,228

Consolidated Statements of Cash Flows

Unaudited	Three months ended June 30 2003	Three months ended June 30 2002	Six months ended June 30 2003	Six months ended June 30 2002
Operating Activities				
Net loss for the period	$ (322,567)	$ (238,522)	$ (351,684)	$ (347,583)
Items not involving cash:				
Gain on shares issued by subsidiary company	–	–	(449,930)	–
Non-controlling interest	(99,754)	–	(166,918)	–
Stock-based compensation	72,000	88,257	72,000	88,257
Resource property costs written off	–	–	258,630	–
	(350,321)	(150,265)	(637,902)	(259,326)
Change in non-cash operating working capital items				
Decrease (increase) in exploration advances and other receivables	242,690	(53,937)	86,481	51,549
(Decrease) increase in accounts payable and accrued charges	(18,060)	42,719	(81,784)	(27,535)
	(125,691)	(161,483)	(633,205)	(235,312)
Investing Activities				
Resource property expenditures	(1,712,460)	(547,910)	(3,567,813)	(1,483,920)
Additions to property, plant & equipment	(21,958)	(21,839)	(36,459)	(22,743)
	(1,734,418)	(569,749)	(3,604,272)	(1,506,663)
Financing Activities				
Shares issued	–	210,925	429,937	781,261
Shares issued by subsidiary companies	35,319	–	941,329	–
	35,319	210,925	1,371,266	781,261
Decrease in cash and cash equivalents during the period	(1,824,790)	(520,307)	(2,866,211)	(960,714)
Cash and cash equivalents at beginning of period	7,600,584	1,645,655	8,642,005	2,086,062
Cash and cash equivalents at end of period	$ 5,775,794	$ 1,125,348	$ 5,775,794	$ 1,125,348
Cash and cash equivalents consist of:				
Cash	$ 389,890	$ 127,592	$ 389,890	$ 127,592
Short-term investments	5,385,904	997,756	5,385,904	997,756
Cash and cash equivalents at end of period	$ 5,775,794	$ 1,125,348	$ 5,775,794	$ 1,125,348

Supplemental Cash Flow Information *(note 8)*

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Unaudited
Six months ended June 30, 2003 and 2002

1. SIGNIFICANT ACCOUNTING POLICIES

These consolidated interim financial statements have been prepared in accordance with Canadian generally accepted accounting principles. The accounting policies followed in preparing these financial statements are those used by Aurora Platinum Corp. (the "Company") as set out in the audited financial statements for the year ended December 31, 2002. Certain information and note disclosure normally included in financial statements prepared in accordance with generally accepted accounting principles have been omitted. These interim financial statements should be read together with the Company's audited financial statements for the year ended December 31, 2002.

In the opinion of management, all adjustments considered necessary for fair presentation have been included in these financial statements.

2. PROPERTY, PLANT & EQUIPMENT

			June 30, 2003	December 31, 2002
	Cost	Accumulated Depreciation	Net Book Value	Net Book Value
Office and other equipment	$ 79,121	$ 17,143	$ 61,978	$ 64,353
Computer equipment	123,073	37,612	85,461	68,551
Leasehold improvements	27,582	3,308	24,274	22,737
	$ 229,776	$ 58,063	$ 171,713	$ 155,641

Depreciation relating to exploration related assets has been allocated to resource properties in the amount of $20,387 during the six month period ended June 30, 2003.

3. RESOURCE PROPERTIES

For the six month period ended June 30, 2003

	Falconbridge Properties	Midrim Property	Belleterre Property	Nickel Lake Property	Lansdowne House	Other[1]	Total
Balance, beginning of period	$4,393,052	$2,240,837	$1,584,732	$ 873,642	$2,003,269	$2,768,435	$13,863,967
Property acquisition, assessment and maintenance	204	–	–	184	26	207,611	208,025
Analytical	49,389	27,571	12,764	8,585	38,675	59,098	196,082
Geophysics	273,063	2,900	–	49,911	26,078	74,652	426,604
Geology	213,918	54,026	25,208	45,558	288,529	294,770	922,009
Drilling	696,281	–	–	142,178	182,687	91,631	1,112,777
Research	–	–	–	–	7,251	2,101	9,352
Project administration	123,734	4,507	3,642	18,813	21,566	89,621	261,883
Project write-offs	–	–	–	–	–	(258,630)	(258,630)
Cost recovery[2]	–	(488,358)	(281,303)	–	–	(28,300)	(797,961)
Balance, end of period	$5,749,641	$1,841,483	$1,345,043	$1,138,871	$2,568,081	$3,300,989[1]	$15,944,108

[1]Includes: AEM 2000 ($909,892), Lake Shore Gold Corp. ($1,182,509), AEM-Abitibi ($408,972), Superior Diamonds Inc. ($358,742), Miscellaneous ($440,874).
[2]Refunds relating to tax credits for exploration expenditures in Quebec.

For the six month period ended June 30, 2002

	Falconbridge Properties	Midrim Property	Belleterre Property	Lansdowne House Property	Other	Total
Balance, beginning of period	$ 3,069,381	$ 1,470,574	$ 1,134,102	$ 1,745,745	$ 975,198	$ 8,395,000
Property acquisition, assessment and maintenance	5,436	4,557	7,601	2,080	277,849	297,523
Analytical	7,661	16,515	1,868	1,535	21,694	49,273
Geophysics	89,403	25,864	1,857	6,787	21,937	145,848
Geology	171,841	36,794	33,092	52,136	348,341	642,204
Drilling	228,219	28,358	76,055	(6,622)	54,911	380,921
Research	--	3,667	5,023	2,719	12,132	23,541
Project administration	69,404	24,403	17,768	8,497	99,130	219,202
Balance, end of period	$ 3,641,345	$ 1,610,732	$ 1,277,366	$ 1,812,877	$1,811,192	$10,153,512

On February 14, 2003, the Company entered into an agreement with Inco Limited ("Inco"), defined as the AEM-Abitibi Project, to acquire proprietary airborne electromagnetic, magnetic and ground follow-up data owned by Inco covering certain areas of Ontario and Quebec. Aurora and/or its subsidiaries, affiliates and joint venture partners must spend a total of $5 million over six years on the selection and follow-up of geophysical targets within an area of interest, with a commitment to incur $1 million in expenditures within the first year. Inco has certain back-in rights to purchase any nickel, copper and platinum group metals, to acquire a 50% interest in the claims, and is entitled to a 1.5% net smelter return royalty to a maximum of $2.5 million and 0.75% thereafter on each mineral property developed. As at June 30, 2003, expenditures amounting to $408,972 had been incurred on this Project.

During the first quarter of 2003, the Company abandoned the Angliers Project in Quebec. The total amount written off was $258,630.

4. Share Capital

a) During the six months ended June 30, 2003 and 2002, changes in issued share capital were as follows:

	For the six month period ended June 30, 2003		For the six month period ended June 30, 2002	
	Number of Shares	Amount	Number of Shares	Amount
Issued at beginning of period	19,451,871	$ 30,037,864	15,992,869	$ 19,082,670
Issued on the exercise of stock options	100,000	77,000	53,000	40,810
Issued on the exercise of warrants	117,646	352,937	43,000	170,500
Issued in exchange for resource property options (i)	65,000	164,600	75,000	217,500
Issued as result of private placements (ii)	–	–	235,292	569,952
Issued at end of period	19,734,517	$ 30,632,401	16,399,161	$ 20,081,432

i) On March 5, 2003, the Company issued 50,000 shares to Inco pursuant to the AEM-Abitibi agreement, and 15,000 shares under a separate option agreement.

ii) On January 18, 2002, the Company issued, by way of a private placement, 235,292 units at $2.55 per unit. Each unit consisted of one common share and one-half of a common share purchase warrant and all of the warrants were excercised in January 2003.

b) Stock Options

At June 30, 2003 there were 1,867,500 stock options outstanding under the Company's stock option plan.

	June 30, 2003		June 30, 2002	
	Number of Shares	Weighted-Average Exercise Price	Number of Shares	Weighted-Average Exercise Price
Outstanding at beginning of period	1,967,500	$ 2.47	1,984,500	$ 2.27
Issued	–	$ –	85,000	$ 3.57
Exercised	(100,000)	$ 0.77	(53,000)	$ 0.77
Outstanding at end of period	1,867,500	$ 2.56	2,016,500	$ 2.36

The following table summarizes information regarding stock options outstanding and exercisable at June 30, 2003.

Number of Shares	Exercise Price Range	Weighted-Average Remaining Years of Contractual Life
715,000	$0.77	1.9
10,000	$2.89	3.7
1,117,500	$3.40-$3.85	2.9
5,000	$4.09	2.4
20,000	$4.25	2.7
1,867,500	$2.56	2.5

c) As at June 30, 2003, there were 1,990,590 warrants issued and outstanding.

Date Issued	Number	Exercise Price	Expiry Date
December 31, 2001	117,500	$4.00	December 31, 2003
August 6, 2002	1,533,700	$2.50	August 6, 2004[1]
August 6, 2002	224,390	$4.05	August 6, 2003
September 3, 2002	115,000	$4.75	September 3, 2004[2]

[1] On August 1, 2003, the expiry date of these warrants was extended from August 6, 2003 and the price was changed from $4.75.
[2] On August 1, 2003, the expiry date of these warrants was extended from September 3, 2003 and the price was changed from $4.75.

No carrying values have been assigned to the warrants.

5. Related Party Transactions

Fees amounting to $120,941 (2002 – $117,101) were paid on account of consulting and management services provided by directors and officers of which $61,116 is included in consulting and management fees with the balance capitalized in resource properties. Amounts paid to Southwestern Resources Corp. ("Southwestern") under the terms of an administrative services agreement totaled $96,000 (2002 – $48,000). As at June 30, 2003, there was an amount of $14,293 due to Southwestern included in accounts payable and accrued charges.

6. Income Taxes

At June 30, 2003, the Company did not have any income tax expense.

During the years ended December 31, 2002, 2001 and 2000, the Company closed three flow through share private placements. As a result of the assignment of the tax deductibility of the related expenditures of the flow through funds, the Company has a net future tax liability at June 30, 2003 of $1,188,099. As the liability arises from transactions in the capital of the Company, the corresponding charge has been taken directly to deficit as opposed to being charged through operations.

The approximate tax effect of each type of temporary difference that gives rise to the Company's future tax liability is as follows:

	June 30, 2003	December 31, 2002
Operating loss carry forwards	$ 1,333,000	$ 1,506,000
Tax base of assets in excess of carrying value	479,000	1,063,000
	1,812,000	2,569,000
Less: Valuation allowance	(1,254,099)	(1,942,800)
Net future income tax asset	557,901	626,200
Carrying value of assets in excess of tax value	(1,746,000)	(1,958,927)
Net future tax liability	$ (1,188,099)	$ (1,332,727)

During the three month period ended June 30, 2003, the Company recorded a $1,047,523 reduction in its future income tax liability as a result of revisions to the estimated temporary differences which were required as a result of filings with the Canadian tax authorities.

7. Non-Controlling Interest

a) As at June 30, 2003, non-controlling interest of $1,833,015 is comprised of:

i) Non-controlling interest of $1,153,693 relating to the interest in the net assets of Lake Shore Gold Corp. ("Lake Shore") attributable to 42% of the outstanding common shares not owned by the Company.

ii) Non-controlling interest of $679,322 relating to the interest in the net assets of Superior Diamond Corp. ("Superior") attributable to 43% of the outstanding common shares not owned by the Company.

b) Non-controlling interest of $166,918 included in the statements of loss and deficit represents the minority shareholders' interest in the results of operations of Lake Shore ($93,288) and Superior ($73,630).

8. Supplemental Cash Flow Information

During the period ended June 30, 2003, the Company and its subsidiaries issued an aggregate of 115,000 common shares valued at $200,100 (June 30, 2002 – 75,000 common shares valued at $217,500) pursuant to various property option agreements.



Aurora

PO Box 10102
Suite 1650, 701 West Georgia Street
Vancouver, British Columbia
Canada V7Y 1C6

Telephone 604 687 7778
Fax 604 688 5175
www.auroraplatinum.com
info@auroraplatinum.com

FORM 51-901F

Quarterly Report

Incorporated as part of:	[ ]	Schedule A
	[X]	Schedule B & C

ISSUER DETAILS:

For Quarter Ended:	**June 30, 2003**
Date of Report:	**August 28, 2003**
Name of Issuer:	**Aurora Platinum Corp.**
Issuer's Address:	**1650-701 West Georgia Street Vancouver, B.C., V7Y 1C6**
Issuer's Fax Number:	**604-688-5175**
Issuer's Phone Number:	**604-669-2525**
Contact Person:	**Parkash K. Athwal**
Contact's Position:	**Vice President, Finance**
Contact Telephone Number:	**604-669-2525**

CERTIFICATE

The Schedule(s) required to complete this Quarterly Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Quarterly Report will be provided to any shareholder who requests it. Please note this form is incorporated as part of both the required filing of Schedule A and B&C.

Name of Director	Signed (typed)	Date Signed
Michael D. Winn	"Michael D. Winn"	August 21, 2003
Daniel G. Innes	"Daniel G. Innes"	August 21, 2003

Aurora Platinum Corp.
Quarterly Report - Form 51-901F
For the six month period ended June 30, 2003

Schedule B : Supplementary Information

Related Party Transactions for the six month period ended June 30, 2003

Fees paid on account of consulting and management services provided by directors and officers	$	120,941
Amounts paid to Southwestern Resources Corp (a company related by directors in common) per terms of an Administrative Services Agreement	$	96,000 *
Amounts owing to Southwestern Resources Corp (a company related by directors in common)	$	14,293

* For administrative services such as accounting, secretarial, office supplies, rent, and insurance.

Common Shares issued during the six month period ended June 30, 2003

Date	Purpose	Shares		Gross Proceeds		Price	Commission	Consideration
January 17, 2003	Exercise of warrants	117,646	$	352,937	$	3.00	-	Cash
February 6, 2003	Exercise of options	100,000	$	77,000	$	0.77	-	Cash
March 5, 2003	AEM - Abitibi option agreement	50,000	$	132,500	$	2.65	-	Mineral property
May 26, 2003	Montcalm property option agreement	15,000	$	32,100	$	2.14	-	Mineral property

Share Capital as at June 30, 2003

	Common	Special Warrants
Authorized shares	100,000,000	
Par value	N.P.V.	
Shares issued	19,734,517	

There were no warrants issued during the period ended June 30, 2003

Warrants outstanding at June 30, 2003

Date	Number		Exercise Price	Expiry date
December 31, 2001	117,500	$	4.00	December 31, 2003
August 6, 2002	1,533,700	$	4.75	August 6, 2004
August 6, 2002	224,390	$	4.05	August 6, 2003
September 3, 2002	115,000	$	4.75	September 3, 2004

There were no stock options granted during the period ended June 30, 2003

Stock options outstanding at June 30, 2003

Number		Exercise Price	Expiry
715,000	$	0.77	May 11, 2005
8,500	$	3.85	September 5, 2005
5,000		$3.50-$4.09	October 31,2005
20,000	$	4.25	March 7,2006
934,000	$	3.70	May 10,2006
50,000	$	3.40	July 8, 2006
75,000	$	3.66	June 9, 2007
10,000	$	2.89	April 2,2007
50,000	$	3.40	September 19, 2007
1,867,500			

Statement of Office Expense

	Six Month Period Ended June 30, 2003
Stationery & supplies	$ 54,883
Salaries and benefits	35,593
Telephone/Postage	7,332
Bank Charges	4,470
Capital Tax	24,522
Misc	3,042
	$ 129,842

Directors and Officers of Aurora Platinum Corp.

Daniel G. Innes	President, Director	West Vancouver, B.C.
Michael D. Winn	Director	Laguna Beach, California
A. Murray Sinclair	Director	Vancouver, B.C.
Alan C. Moon	Director	Calgary, Alberta
John J. Fleming	Director	Calgary, Alberta
Parkash K. Athwal	Vice President, Finance and CFO	Ladner, B.C.
Thomas W. Beattie	Vice President, Corporate Development and Corporate Secretary	West Vancouver, B.C.

Schedule C : Management's Discussion (see attachment)

Management's Discussion and Analysis
of Financial Condition and Results of Operations

June 30, 2003 and 2002

Description of Business

Aurora Platinum Corp. (the "Company") is a development stage mineral exploration company engaged in the acquisition, evaluation and exploration of mineral properties with prospects for hosting nickel-copper-platinum-palladium mineral deposits. Aurora is currently active in Canada and holds a significant portfolio of mineral properties in Ontario and Quebec. Aurora is a reporting issuer in British Columbia, Alberta, Ontario and Quebec, and trades on the TSX Venture Exchange under the symbol ARP.

In 2002, Aurora also began exploring for gold and diamonds through its subsidiary companies Lake Shore Gold Corp.("Lake Shore"), and Superior Diamonds Inc. ("Superior").

Comparisons to the historical year may not be meaningful due to the consolidation effect of Lake Shore and Superior.

Falconbridge Properties

The Falconbridge Properties are located within the Sudbury Mining District of Ontario and are comprised of the Foy and Footwall option/joint venture with Falconbridge Limited ("Falconbridge") whereby the Company can earn a 60% interest in both properties by spending $6 million (including a 10% management fee) on exploration over three years.

On July 29, 2003, the Company provided written notice to Falconbridge that as at June 30, 2003 the expenditure requirement had been met and that the Company exercises its right to become the owner of a 60% undivided interest in the properties.

During the second quarter, the Company completed selective stripping and trenching as well as electromagnetic surveys over specific areas. Results of those surveys have identified an area of conductivity associated with the Crazy Creek Zone located within the Foy Offset Dyke. The Company will be focusing on the mineralization on the Crazy Creek Zone of the Foy Property with a diamond drilling program scheduled for the third quarter.

On the Footwall Property, results of drilling and a borehole UTEM survey completed in the second quarter are currently being evaluated.

Lansdowne House Property

The Company has a 100% interest in the Lansdowne House Property, which is located in the Thunder Bay Mining Division in northwestern Ontario and is comprised of over 13,000 hectares.

A drilling program to test for PGM mineralization within the mafic-ultramafic layered complex was conducted in the first two quarters of 2003. Further exploration work will be conducted once all work completed to date has been assessed.

QUEBEC PROJECTS

The Company is earning a 70% interest in the Belleterre and Midrim projects, located in western Quebec, pursuant to option agreements signed in 2000. The Company has met its exploration expenditure commitments under both agreements.

RESULTS OF OPERATIONS

Consolidated net loss for the three and six months ended June 30, 2003 was $322,567 or $0.02 per share and $351,684 or $0.02 per share respectively compared with $238,522 or $0.01 per share and $347,583 or $0.02 per share for the same periods in 2002. The main components of the loss for the period ended June 30, 2003 were a $450,000 gain on shares issued by Lake Shore which was offset by increases in expenditures due to the consolidation of Lake Shore and Superior, and the write off of expenditures relating to the Angliers Property in Quebec.

Consulting and management fees represent $96,000 (2002 – $48,000) in management fees paid to Southwestern Resources Corp. ("Southwestern") pursuant to administrative services agreements between Southwestern and Aurora and its subsidiary companies, $212,028 (2002 – $83,707) in fees on account of consulting and management services provided by directors, officers and other consultants, and $45,000 (2002 – $88,257) in stock compensation expense for stock options issued to non-employees by Lakeshore and Superior.

Investor relations expense includes regulatory and transfer agent fees, the costs related to the printing and dissemination of shareholder information, and other investor relations activities. Investor relations costs amounted to $190,760 during the current six month period compared with $61,241 during the same period in 2002. Approximately $99,000 of the increase reflects the consolidation effect of Lake Shore and Superior.

Legal and accounting costs amounted to $85,034 and $27,282 for the six months ended June 30, 2003 and 2002 respectively. The increased level of activity in Lake Shore and Superior gave rise to this increase.

Office expense increased by $97,805 during the six months ended June 30, 2003 primarily due to the Company's participation in an industry conference, large corporations tax payment for the 2002 tax year which the Company was not required to pay in previous years, and the hiring of additional staff in the Sudbury office. The consolidation of Lake Shore and Superior accounts for $33,194 of the increase.

During the first quarter of 2003, the Company abandoned the Angliers Property and wrote off resource property expenditures of $258,630. In management's view the future exploration potential of the Property did not meet earlier expectations.

Travel costs of $26,421 (2002 – $12,768) reflect an increase due to travel relating to project supervision and administration.

The Company earned $107,624 in interest during the current period. Interest amounting to $15,305 was earned during the same period in 2002. The increase is due to significantly larger cash balances the Company and its subsidiaries now hold compared to 2002.

The Company recorded a gain of $449,930 during the first quarter of 2003 on the deemed disposition of its interest in Lake Shore as a result of a private placement completed by Lake Shore which reduced the Company's interest from 61% to 59%.

Related Party Transactions

The Company and its subsidiaries paid $120,941 in consulting and management fees to companies controlled by directors and officers of the Company and its subsidiaries during the six month period ended June 30, 2003.

The Company and its subsidiaries also paid $96,000 to Southwestern under the terms of separate administrative services agreements.

Financial Condition, Liquidity and Capital Resources

The Company's working capital position at June 30, 2003 was $6,381,261 compared to $8,403,901 as at December 31, 2002.

The decrease of approximately $2 million results from resource property and operating expenditures of $2.8 million ($3.5 million on a cash basis) and $0.6 million respectively, partially offset by net proceeds of $1.4 million from share issuances completed by Aurora and its subsidiary companies during the first quarter of 2003.

During the period, the Company issued 217,646 common shares pursuant to the exercise of stock options and warrants for net proceeds of $429,937. The Company also issued 65,000 common shares pursuant to property joint venture agreements with third parties.

During the six months ended June 30, 2003, resource property expenditures amounted to $2.8 million ($3.5 million on a cash basis) primarily relating to expenditures incurred on the Falconbridge Properties ($1.4 million); Nickel Lake Property ($0.3 million); Belleterre, Midrim and Geoffroy properties in Quebec ($0.2 million); and the Lansdowne House Property ($0.6 million). Lake Shore and Superior spent a total of $1 million on exploration during the six month period ended June 30, 2003. A total of $797,961 in refunds either received or due to the Company was recorded as a recovery of resource property expenditures.

On February 14, 2003, the Company entered into an agreement with Inco Limited ("Inco"), defined as the AEM-Abitibi Project, to acquire proprietary airborne electromagnetic, magnetic and ground follow-up data owned by Inco covering certain areas of Ontario and Quebec. Aurora and/or its subsidiaries, affiliates and joint venture partners must spend a total of $5 million over six years on the selection and follow-up of geophysical targets within an area of interest, with a commitment to

incur $1 million in expenditures within the first year. Inco has certain back-in rights to purchase any nickel, copper and platinum group metals, to acquire a 50% interest in the claims, and is entitled to a 1.5% net smelter return royalty to a maximum of $2.5 million and 0.75% thereafter on each mineral property developed.

The Company has a net future tax liability at June 30, 2003 of $1,188,099 resulting from the assignment of the tax deductibility of the related expenditures of the flow through funds raised between 2000 and 2002. As the liability arises from transactions in the capital of the Company, the corresponding charge has been taken directly to deficit as opposed to being charged through operations. All of the proceeds from flow through monies raised in 2002 were spent by June 30, 2003.

In management's view the Company has sufficient working capital to fund planned exploration work and ongoing operating expenditures. However, the Company is dependent on raising funds through the issuance of shares or attracting joint venture partners in order to finance further property acquisitions, and undertake exploration and development of its mineral properties.

Risks and Uncertainties

The business of mineral deposit exploration and extraction involves a high degree of risk. Few properties that are explored are ultimately developed into production. At present, none of the Company's properties has a known body of commercial ore. Other risks facing the Company include competition, aboriginal rights, environmental and insurance risks, statutory and regulatory requirements, fluctuations in mineral prices, share price volatility and uncertainty of additional financing.

Integrity of Disclosure

The Company's management maintains appropriate information systems, procedures and controls to ensure that information used internally and disclosed externally is complete and reliable.

The Board of Directors is responsible for ensuring that management fulfils its responsibilities. The Audit Committee fulfills its role of ensuring the integrity of the reported information through its review of the interim and audited annual financial statements prior to their submission to the Board of Directors for approval.



Computershare Trust Company of Canada
510 Burrard Street, Vancouver, BC V6C 3B9 Tel.: (604) 661-9400 Fax: (604) 683-3694

May 28, 2003

To All Applicable Commissions and Stock Exchanges

Dear Sirs:

Subject: Aurora Platinum Corp.

We confirm that the following material was sent by pre-paid mail on May 28, 2003, to those registered and non-registered shareholders of the subject Corporation who completed and returned a supplemental mail list card requesting receipt of Interim Financial Statements.

1. First Quarter Report for the three months ended March 31, 2003 including Report to Shareholders / Management's Discussion and Analysis / Consolidated Financial Statements for the three months ended March 31, 2003 and 2002 (Unaudited)
2. Quarterly and Year End Report BC Form 51-901F for the quarter ended March 31, 2003 / Schedule B : Supplementary Information

In compliance with regulations made under the Securities Act, we are providing this material to you in our capacity as agent for the subject Corporation.

Yours truly,

COMPUTERSHARE TRUST COMPANY OF CANADA

"Karen Patrus"
Assistant Account Manager
Stock Transfer, Client Services
Telephone: (604) 661-9504
Fax: (604) 683-3694

FORM 51-901F

Quarterly Report

Incorporated as part of: [x] Schedule A

[ ] Schedule B & C

ISSUER DETAILS:

For Quarter Ended:	March 31, 2003
Date of Report:	May 28, 2003
Name of Issuer:	Aurora Platinum Corporation
Issuer's Address:	1650-701 West Georgia Street Vancouver, B.C., V7Y 1C6
Issuer's Fax Number:	604-688-5175
Issuer's Phone Number:	604-669-2525
Contact Person:	Parkash K. Athwal
Contact's Position:	Vice President, Finance
Contact Telephone Number:	604-669-2525

CERTIFICATE

The Schedule(s) required to complete this Quarterly Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Quarterly Report will be provided to any shareholder who requests it. Please note this form is incorporated as part of both the required filing of Schedule A and B&C.

Michael D. Winn	"Michael D. Winn"	May 21, 2003
Name of Director	Signed (typed)	Date Signed
Daniel G. Innes	"Daniel G. Innes"	May 21, 2003
Name of Director	Signed (typed)	Date Signed



FIRST QUARTER REPORT
FOR THE THREE MONTHS ENDED MARCH 31, 2003
Aurora

To Our Shareholders



Sudbury Projects

Within the Foy Project in the first quarter of 2003, 3 drill holes were completed for a total of 1,932 m along the Wisner Zone-Foster Lake corridor. These 3 holes are to be used as borehole UTEM platforms to evaluate the Foy Offset Dyke at depth for Ni-Cu-PGM mineralization. The holes will assist in evaluating the Foy Option Joint Venture ground over a 2.6 km strike length of the dyke from Nickel Lake in the east to the Canhorn Joint Venture boundary at the western extremity of the Wisner Zone. In addition to the drilling, 3 areas were covered by surface UTEM surveys during the quarter. The most easterly of these was a 650 m x 550 m area centred on Nickel Lake with its objective being to evaluate the 400 m strike extent of the Foy Offset Dyke lying under Nickel Lake. To the west, a 6 km strike length of the Foy Offset Dyke extending from Foster Lake in the east to the Nickel Offset Mine Property in the west was also covered with a surface UTEM survey. A third UTEM survey covering an area of 3 km x 1 km was carried out on theNorthwest Foy Property which is the most westerly of the Foy Joint Venture properties.

On the Footwall Project in early December 2002, hole F-306 was collared 100 m east of the Falconbridge-Inco property line and was drilled at -90°. This hole was completed during the first quarter at a depth of 1,300 m and targeted the down-plunge extension onto the Footwall Option/Joint Venture Property of the Inco Limited, Cryderman East Zone at a depth of approximately 1,300 m. The hole was dominantly in footwall mafic volcanics and conglomerates and did not intersect any appreciable sulphides or Sudbury Intrusive Contact footwall breccias. A borehole UTEM survey using both a north and an east loop was carried out on this hole with the result that two conductors were identified. One lies approximately 100 m to the west of the hole on the ground of Inco and appears to be a formational conductor associated with sulphides along the Sudbury Intrusive Contact. It also coincides with the down-plunge projection of the Cryderman East Zone.

The second conductor is a strong anomaly centred at approximately 1,300 m in the hole and 50 m above and to the north of the hole. The interpretation suggests a discrete sulphide source lying in the immediate footwall of the Cryderman East Zone. It is planned to wedge a hole off F-306 to test this second conductor during the second quarter.



In the first quarter McIntosh Engineering Ltd. presented their initial findings to the Option/Joint Venture partners concerning access to, and recovery of, potential resources in the Falconbridge and East mine workings. This assessment is currently under review.

In 2002, drill hole NI-12 within the Inco-Aurora Nickel Lake Option/Joint Venture ground intersected 5.2 m of patchy to inclusion-type, semi-massive sulphides adjacent to the Foy Offset Dyke hangingwall contact. Subsequently, this hole was surveyed with a borehole UTEM survey which indicated an off-hole conductor of substantial size trending southwest and with a 200 m strike length. During the first quarter of 2003, NI-12 was deepened to provide a more complete borehole UTEM platform. In addition to the deepening of NI-12, 3 additional holes (NI-18, NI-19 and NI-20) were completed on the Nickel Lake Option/Joint Venture ground for a total of 1,650 m.

Drill hole NI-19 intersected a zone of patchy, inclusion-type, semi-massive sulphides over a 21.68 m core length along the hangingwall of the Offset Dyke. Sulphides consist predominantly of pyrrhotite with subordinate pyrite and trace to 5% chalcopyrite with local concentrations to 5% to 15%. The other 2 holes, NI-18 and NI-20, failed to intersect economically significant mineralization or to adequately explain the borehole UTEM conductor. A borehole UTEM survey was then completed in drill hole NI-20 and identified the conductive plate lying further to the west than previously interpreted.

Lansdowne House Property

During the first quarter of 2003, 2 small grids totaling 15 line-km were cut and covered with IP surveys over 2 targets on the Lansdowne House Property. In addition, 8 holes totaling 2,099.4 m were completed, evaluating geological and geophysical targets within the Lansdowne House mafic-ultramafic layered complex. These holes were drilled to test for additional Ni-Cu-PGM mineralization associated with specific units within the complex and for gold within a strong shear structure south of Bartman Lake. The results of this work are currently pending.

Quebec Projects

Work on the Belleterre, Midrim and Geoffroy projects in the first quarter of 2003 consisted mainly of data compilation with regard to potential targets for additional Ni-Cu-PGM exploration. Work was concentrated on the Geoffroy Deep Conductive Zone, the Midrim and Patry zones of mineralization and new targets generated from the airborne geophysical surveys and follow-up field work.

Additional Projects

In late February 2003, Aurora signed a data acquisition agreement with Inco whereby Aurora will acquire from Inco proprietary electromagnetic and magnetic airborne survey data from the Abitibi Belt in northern Ontario and Quebec. The agreement also includes certain of Inco's ground follow-up geophysical, geological and geochemical data as well as drilling records. Aurora will use the database to identify Ni-Cu-PGM and other targets for ground exploration and acquisition.

Under the terms of the agreement with Inco, Aurora will prepare the database within the first year of the agreement and will issue to Inco 50,000 common shares. Aurora can earn the right to permanently use and retain the data by spending $5 million over 6 years on selection and follow-up of geophysical targets and/or the acquisition and exploration of mineral properties within the area of interest. Aurora will be the operator of the programs and Inco will have the right to purchase under normal commercial terms any Ni-Cu-PGM concentrates produced from any mineral properties Aurora acquires within the area of interest.

In addition, Inco will have the right to acquire 50% of Aurora's interest in any such mineral properties or receive a royalty of products produced from each acquired property subject to certain terms and conditions.

Subsidiary Companies

Lake Shore Gold Corp., Aurora's 59% owned subsidiary, continued work on its Rowlandson-Canopener Property which is a wide east-west trending zone of deformation with shear-hosted gold mineralization and associated geophysical anomalies. This deformation zone is part of a regional structure previously explored by the Company that had localized a number of mineral showings (gold). Down-ice till sampling from the target shear returned a number of samples with abundant pristine gold grains in heavy mineral concentrates. This zone has been traced for 12 kilometres onto the adjoining Lansdowne Property owned by Aurora. Four holes totaling 1,003.9 metres were completed within the zone. Assay results are pending.

Superior Diamonds Inc., Aurora's 57% owned subsidiary, completed a major staking program in the Lansdowne House area of northwestern Ontario during the first quarter. The staking program was based on the evaluation and compilation of data from high-sensitivity airborne surveys and heavy mineral data derived from overburden sampling during the 2001 and 2002 summer field programs. The compilation of the geophysical and heavy mineral data resulted in the staking of 83 new targets, covering 1,042 hectares.



Daniel G. Innes, *President & CEO*

Management's Discussion and Analysis
of Financial Condition and Results of Operations

March 31, 2003 and 2002

Description of Business

The Company commenced business operations in May 2000 as a development stage mineral exploration company engaged in the acquisition and exploration of nickel-copper-platinum-palladium mineral properties in Ontario and Quebec. In 2002, it also began exploring for gold and diamonds through its subsidiary companies Lake Shore Gold Corp. ("Lake Shore") and Superior Diamonds Inc. ("Superior"). Operations are conducted either directly or through agreements with third parties.

Overview

Exploration work during the first quarter of 2003 was focused on advancing the Company's principal properties with drilling programs on the Footwall and Foy projects within the Falconbridge Joint Venture, and the Nickel Lake Joint Venture with Inco Limited ("Inco"). In addition, further drilling was conducted on the Lansdowne House Property to evaluate geological and geophysical targets.

In the following discussion, comparisons to the historical year may not be meaningful due to the consolidation effect of Lake Shore and Superior.

Results of Operations

Net loss for the three months ended March 31, 2003 was $29,117 or $0.00 per share compared to $109,061 or $0.01 per share for the three months ended March 31, 2002. The decrease in the loss was primarily due to a $450,000 gain on shares issued by Lake Shore which was partially offset by increases in expenditures due to the consolidation of Lake Shore and Superior, and the write off of expenditures relating to the Angliers Property in Quebec.

Consulting and management fees represent $48,000 (2002 – $24,000) in management fees paid to Southwestern Resources Corp. ("Southwestern") pursuant to administrative services agreements between Southwestern and Aurora and its subsidiary companies, and $107,375 (2002 – $34,372) in fees on account of consulting and management services provided by directors, officers and other consultants.

Investor relations expense includes regulatory and transfer agent fees, the costs related to the printing and dissemination of shareholder information, and other investor relations activities. Investor relations costs amounted to $83,311 during the first quarter of 2003 compared with $19,168 during the same period in 2002. Approximately $50,000 of the increase reflects the consolidation effect of Lake Shore and Superior.

Legal and accounting expenses amounted to $39,292 and $2,947 for the periods ended March 31, 2003 and 2002 respectively. The increased level of activity in Lake Shore and Superior gave rise to this increase.

Office expense increased by $33,477 primarily due to the Company's participation in an industry conference and the hiring of additional staff in the Sudbury office.

During the period ended March 31, 2003, the Company abandoned the Angliers Property and wrote off resource property expenditures of $258,630. In management's view the future exploration potential of the Property did not meet earlier expectations.

Travel costs of $14,072 (2002 – $6,426) reflect an increase due to travel relating to project supervision and administration.

The Company earned $59,591 in interest during the current period. Interest amounting to $6,928 was earned during the same period in 2002. The increase was due to significantly larger cash balances the Company and its subsidiaries now hold compared to the same period in 2002.

The Company recorded a gain on deemed disposition of $449,930 during the period ended March 31, 2003 as a result of a private placement done by Lake Shore which reduced the Company's interest in Lake Shore from 61% to 59%.

Financial Condition, Liquidity and Capital Resources

At March 31, 2003 the Company had working capital of $7.5 million compared to $8.4 million as at December 31, 2002. The decrease in working capital of approximately $0.9 million results from resource property expenditures of $1.9 million and operating expenses of $0.3 million, partially offset by net proceeds of $1.3 million from share issuances completed by Aurora and its subsidiary companies during the period.

During the period, the Company issued 217,646 common shares pursuant to the exercise of stock options and warrants for net proceeds of $429,937. The Company also issued 50,000 common shares to Inco pursuant to the AEM-Abitibi agreement.

During the three month period ended March 31, 2003, resource property expenditures amounted to $1.3 million ($1.9 million on a cash basis) primarily relating to expenditures incurred on the Falconbridge properties ($0.6 million); the Nickel Lake Property ($0.2 million); the Belleterre, Midrim and Geoffroy properties in Quebec ($0.1 million); and the Lansdowne House Property ($0.4 million). The resource property expenditures are reduced by the deferred exploration advances which arise upon the consolidation of Lake Shore and Superior.

On February 14, 2003, the Company entered into an agreement with Inco, defined as the AEM-Abitibi Project, to acquire proprietary airborne electromagnetic, magnetic and ground follow-up data owned by Inco covering certain areas of Ontario and Quebec. Aurora and/or its subsidiaries, affiliates and joint venture partners must spend a total of $5 million over six years on the selection and follow-up of geophysical targets within an area of interest, with a commitment to incur $1 million in expenditures within the first year. Inco has certain back-in rights to purchase any nickel, copper and platinum group metals, to acquire a 50% interest in the claims, and is entitled to a 1.5% net smelter return royalty to a maximum of $2.5 million and 0.75% thereafter on each mineral property developed.

The Company has a net future tax liability at March 31, 2003 of $2,235,622 resulting from the assignment of the tax deductibility of the related expenditures of the flow through funds raised between 2000 and 2002. As the liability arises from transactions in the capital of the Company, the corresponding charge has been taken directly to deficit as opposed to being charged through operations.

The Company's working capital position is sufficient to fund its planned exploration programs and meet ongoing obligations as they become due.

Risks and Uncertainties

The business of mineral deposit exploration and extraction involves a high degree of risk. Few properties that are explored are ultimately developed into production. At present, none of the Company's properties has a known body of commercial ore. Other risks facing the Company include competition, aboriginal rights, environmental and insurance risks, statutory and regulatory requirements, fluctuations in mineral prices, share price volatility and uncertainty of additional financing.

Management maintains a system of internal controls to obtain assurance that the Company's assets are safeguarded, transactions are authorized and financial information is reliable.

The Board of Directors is responsible for ensuring management fulfils its responsibilities. The Audit Committee reviews the results of the audit and the annual financial statements prior to their submission to the Board of Directors for approval.

Outlook

The Company expects to continue to focus its exploration activities in Ontario and Quebec. As opportunities present themselves, the Company will form additional alliances with third parties in order to reduce shareholder risk. As a mineral exploration company, the future liquidity of Aurora will be affected principally by the level of exploration expenditures and also by its ability to raise capital through the equity markets.

CONSOLIDATED BALANCE SHEETS

Unaudited		March 31, 2003		December 31, 2002
ASSETS				
Current				
Cash and cash equivalents	$	7,600,584	$	8,642,005
Exploration advances and other receivables		330,078		332,595
		7,930,662		8,974,600
Capital assets *(note 2)*		160,313		155,641
Resource properties *(note 3)*		15,158,801		13,863,967
	$	23,249,776	$	22,994,208
LIABILITIES				
Current				
Accounts payable and accrued charges	$	404,546	$	559,076
Due to affiliated company *(note 5)*		19,057		11,623
		423,603		570,699
Future income tax *(note 6)*		2,235,622		1,332,727
Deferred exploration advances *(note 7)*		52,222		612,639
Non-controlling interest *(note 8)*		1,861,274		1,431,513
		4,572,721		3,947,578
SHAREHOLDERS' EQUITY				
Share capital *(note 4)*				
Authorized				
100,000,000 common shares without par value				
Issued				
19,719,517 common shares (2002 – 19,451,871)		30,600,301		30,037,864
Contributed surplus		383,212		383,212
Deficit		(12,306,458)		(11,374,446)
		18,677,055		19,046,630
	$	23,249,776	$	22,994,208

Approved by the Board



DANIEL G INNES



MICHAEL D WINN

Consolidated Statements of Loss and Deficit

Unaudited Three months ended March 31	2003	2002
Expenses		
Consulting and management fees	$ 155,375	$ 58,372
General exploration	1,773	9,204
Investor relations	83,311	19,168
Legal and accounting	39,292	2,947
Office expense	53,349	19,872
Resource property costs written off *(note 3)*	258,630	–
Travel	14,072	6,426
Loss before undernoted items	(605,802)	(115,989)
Interest income	59,591	6,928
Gain on shares issued by subsidiary company	449,930	–
Loss before non-controlling interest	(96,281)	(109,061)
Non-controlling interest *(note 5)*	67,164	–
Net loss for the period	(29,117)	(109,061)
Deficit at beginning of period	(11,374,446)	(9,390,171)
Provision for income tax on flow through shares	(902,895)	(28,000)
Deficit at end of period	$ (12,306,458)	$ (9,527,232)
Loss per share	$ 0.00	$ (0.01)
Weighted average number of shares outstanding	19,609,517	16,181,125

CONSOLIDATED STATEMENTS OF CASH FLOWS

Unaudited Three months ended March 31	2003	2002
OPERATING ACTIVITIES		
Net loss for the period	$ (29,117)	$ (109,061)
Items not involving cash		
Gain on shares issued by subsidiary company	(449,930)	–
Non-controlling interest	(67,164)	–
Resource property costs written off	258,630	–
	(287,581)	(109,061)
Change in non-cash operating working capital items		
(Increase) decrease in exploration advances and other receivables	(156,209)	105,486
Decrease in accounts payable and accrued charges	(63,724)	(70,254)
	(507,514)	(73,829)
INVESTING ACTIVITIES		
Resource property expenditures	(1,855,353)	(936,010)
Additions to capital assets	(14,501)	(904)
	(1,869,854)	(936,914)
FINANCING ACTIVITIES		
Shares issued	429,937	570,336
Shares issued by subsidiary companies	906,010	–
	1,335,947	570,336
Decrease in cash and cash equivalents during the period	(1,041,421)	(440,407)
Cash and cash equivalents at beginning of period	8,642,005	2,086,062
Cash and cash equivalents at end of period	$ 7,600,584	$ 1,645,655
Cash and cash equivalents consist of:		
Cash	21,109	247,666
Short-term investments	7,579,475	1,397,989
Cash and cash equivalents at end of period	$ 7,600,584	$ 1,645,655

Supplemental Cash Flow Information *(note 9)*

Notes to Consolidated Financial Statements

Unaudited
March 31, 2003 and 2002

1. Significant Accounting Policies

These consolidated interim financial statements have been prepared in accordance with Canadian generally accepted accounting principles. The accounting policies followed in preparing these financial statements are those used by Aurora Platinum Corp. (the "Company") as set out in the audited financial statements for the year ended December 31, 2002. Certain information and note disclosure normally included in financial statements prepared in accordance with generally accepted accounting principles have been omitted. These interim financial statements should be read together with the Company's audited financial statements for the year ended December 31, 2002.

In the opinion of management, all adjustments considered necessary for fair presentation have been included in these financial statements.

2. Capital Assets

			March 31, 2003	December 31, 2002
	Cost	Accumulated Depreciation	Net Book Value	Net Book Value
Office and other equipment	$ 79,121	$ 13,938	$ 65,183	$ 64,353
Computer equipment	102,241	31,311	70,930	68,551
Leasehold improvements	26,457	2,257	24,200	22,737
	$ 207,819	$ 47,506	$ 160,313	$ 155,641

Depreciation relating to exploration related assets has been allocated to resource properties in the amount of $9,829 during the current period.

FORM 51-901F

Annual Report

Incorporated as part of:	[ ]	Schedule A
	[X]	Schedule B & C

ISSUER DETAILS:

For Quarter Ended:	**December 31, 2002**
Date of Report:	**April 23, 2003**
Name of Issuer:	**Aurora Platinum Corporation**
Issuer's Address:	**1650-701 West Georgia Street Vancouver, B.C., V7Y 1C6**
Issuer's Fax Number:	**604-688-5175**
Issuer's Phone Number:	**604-669-2525**
Contact Person:	**Parkash K. Athwal**
Contact's Position:	**Vice President, Finance**
Contact Telephone Number:	**604-669-2525**

CERTIFICATE

The Schedule(s) required to complete this Quarterly Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Quarterly Report will be provided to any shareholder who requests it. Please note this form is incorporated as part of both the required filing of Schedule A and B&C.

Michael D. Winn	"Michael D. Winn"	April 23, 2003
Name of Director	Signed (typed)	Date Signed
Daniel G. Innes	"Daniel G. Innes"	April 23,2003
Name of Director	Signed (typed)	Date Signed

Aurora Platinum Corp.
Quarterly Report - Form 51-901F
For the year ended December 31, 2002

Schedule B : Supplementary Information

Related Party Transactions for the year ended December 31, 2002

Fees paid on account of consulting and management services provided by directors and officers	$	451,943
Amounts paid to Southwestern Resources Corp (a company related by directors in common) per terms of an Administrative Services Agreement	$	172,000 *
Amounts owing to Southwestern Resources Corp (a company related by directors in common)	$	11,623

11,664,598

* For administrative services such as accounting, secretarial, office supplies, rent, and insurance.

Common Shares issued during the year ended December 31, 2002

Date	Purpose	Shares		Gross Proceeds		Price	Commission	Consideration
Jan 18/02	Private Placement	235,292	$	569,952	$	2.55		Cash
Mar 27/02	Exercise of options	500	$	385	$	0.77		Cash
May 27/02	Nickel Lake Option	75,000	$	217,500	$	2.90		Mineral Property
June 4-19/02	Exercise of options	52,500	$	40,425	$	0.77		Cash
June 28/02	Exercise of warrants	40,000	$	160,000	$	4.00		Cash
June 28/02	Exercise of warrants	3,000	$	10,500	$	3.50		Cash
July 5-7 / 02	Exercise of warrants	78,572	$	262,502	$	3.34		Cash
July 19/02	Exercise of options	20,000	$	15,400	$	0.77		Cash
Aug 6/02	Private Placement	2,243,900	$	8,190,235	$	3.65	614,267	Cash
Aug 13/02	Exercise of warrants	66,724	$	186,827	$	2.80		Cash
Aug 21/02	Midrim property option	14,286	$	50,001	$	3.50		Mineral Property
Sept 3/02	Private Placement	115,000	$	419,750	$	3.65		Cash
Oct 8/02	Exercise of options	25,000	$	19,250	$	0.77		Cash
Oct 16/02	Belleterre property option	21,472	$	69,999	$	3.26		Mineral Property
Oct 21/02	Exercise of warrants	73,023	$	211,064	$	2.89		Cash
Oct 24/02	Exercise of options	50,000	$	38,500	$	0.77		Cash
Oct 25/02	Exercise of warrants	11,300	$	39,550	$	3.50		Cash
Nov 8-13/02	Exercise of warrants	302,389	$	1,058,362	$	3.50		Cash
Nov 18/02	Lansdowne property option	14,044	$	49,997	$	3.56		Mineral Property
Dec 31/02	Exercise of warrants	17,000	$	54,400	$	3.20		Cash

Share Capital as at December 31, 2002

	Common	Special Warrants
Authorized shares	100,000,000	
Par value	N.P.V.	
Shares issued	19,451,871	

Warrants issued during the year ended December 31, 2002

OnJanuary 18, 2002 the company issued 117,646 warrants as part of a private placement.
Each warrant entitles the holder to purchase one common share for a price of $3.00 until January 18, 2003 and for a price of $3.50 until January 18, 2004.

On August 6, 2002 the company issued 1,533,700 warrants as part of a private placement.
Each warrant enttiles the holder to purchase one common share for a price of $4.75 until August 5, 2003.
As part of the same private placement, the company issued 224,390 broker warrants. Each warrant entitles the holder to purchase one common share for $4.05 until August 5, 2003.

On September 3, 2002 the company issued 115,000 warrants as part of a private placement.
Each warrant entitles the holder to purchase one common share for a price of $4.75 until September 3, 2003.

Warrants outstanding at December 31, 2002

Date	Number		Exercise Price	Expiry date
Dec 31/01	117,500	$	4.00	Dec 31/03 *
Jan 18/02	117,646	$	3.00;$3.50	Jan 18/03;Jan 18/04
Aug 6/02	1,533,700	$	4.75	Aug 5/03
Aug 6/02	224,390	$	4.05	Aug 5/03
Sept 3/02	115,000	$	4.75	Sept 3/03

* These warrants were extended for one year from December 31, 2002 to December 31, 2003.

Stock Options Granted during the year ended December 31, 2002

Date	Optionee	Number	Price	Expiry
April 3/02	Consultant	10,000	$2.89	April 2/07
June 10/02	D. Innes	25,000	$3.66	June 9/07
June 10/02	M. Byron	25,000	$3.66	June 9/07
June 10/02	Consultant	25,000	$3.66	June 9/07
Sept 20/02	A. Moon	50,000	$3.40	Sept 19/07

Stock options outstanding at December 31, 2002

Number		Exercise Price	Expiry
815,000	$	0.77	May 11, 2005
8,500	$	3.85	Sept 5, 2005
5,000		$3.50-$4.09	Oct 31,2005
20,000	$	4.25	March 7,2006
934,000	$	3.70	May 10,2006
50,000	$	3.40	July 8, 2006
75,000	$	3.66	June 9/2007
10,000	$	2.89	April 2/2007
50,000	$	3.40	Sept 19/2007
1,967,500			

Statement of Office Expense

	Yea ended December 31, 2002
Stationery & supplies	$ 58,727
Rent	9,833
Salaries and benefits	15,645
Bank Charges	4,371
	$ 88,576

Directors and Officers of Aurora Platinum Corp.

George H. Plewes	Chairman and Director	Pembroke, Bermuda
Daniel G. Innes	President, Director	West Vancouver, B.C.
Michael D. Winn	Director	Laguna Beach, California
A. Murray Sinclair	Director	Vancouver, B.C.
Alan C. Moon	Director	Calgary, Alberta
John J. Fleming	Director	Calgary, Alberta
Parkash K. Athwal	Vice President, Finance and CFO	Ladner, B.C.
Thomas W. Beattie	Vice President, Corporate Development and Corporate Secretary	West Vancouver, B.C.

Schedule C : Management Discussion (see attachment)

Investor Relations Activities

During the current period, investor relations activities were carried out by the Chairman of the Company, and included communicating with shareholders and members of the investment community. Consideration paid is included in the Related Party Transactions section above and is reflected in the financial statements under consulting fees. Investor Relations expenditures include regulatory and transfer agent fees, and the costs related to the printing and dissemination of shareholder information.

Management's Discussion and Analysis
of Financial Condition and Results of Operations

December 31, 2002 and 2001

Description of Business

The Company commenced business operations in May 2000 as a development stage mineral exploration company engaged in the acquisition and exploration of nickel-copper-platinum-palladium mineral properties in Ontario and Quebec. In 2002, it also began exploring for gold and diamonds through its newly acquired subsidiaries. Operations are conducted either directly or through agreements with third parties.

Overview

During 2002, Aurora acquired a controlling interest in two exploration companies, Superior Diamonds Inc. (formerly Consolidated Ouro Brasil Inc.) ("Superior") and Lake Shore Gold Corp. (formerly Consolidated Takepoint Ventures Ltd.) ("Lake Shore"), by completing two separate acquisition agreements as described below.

On August 29, 2002, the Company completed an agreement with Superior regarding Superior's acquisition of interests in certain mineral claims and related rights (the "Kimberlite Assets") held by the Company in exchange for Superior issuing to the Company 13,150,000 common shares and 550,000 share purchase warrants. As a result, there was a change in management and Aurora obtained control with a 58% interest in Superior. The Company is using the consolidation basis of accounting in its current year balance sheet for presentation of its interest in Superior. The results of operations of Superior from September 1, 2002 have been consolidated with those of the Company.

On December 16, 2002, the Company completed an agreement with Lake Shore regarding Lake Shore's acquisition of interests in certain mineral claims and related rights (the "Mineral Assets") held by the Company in exchange for Lake Shore issuing to the Company 13,000,000 common shares and 550,000 share purchase warrants. As a result, there was a change in management and the Company obtained control with a 61% interest in Lake Shore. The Company is using the consolidation basis of accounting in its current year balance sheet for presentation of its interest in Lake Shore and will commence consolidation of the results of operations beginning in 2003.

In June 2002, John G. Paterson resigned as President and CEO of the Company and the Board of Directors appointed Daniel G. Innes (formerly Vice President, Exploration) as President and CEO and Dr. Michael J. Byron as Vice President, Exploration.

Management maintains a system of internal controls to obtain assurance that the Company's assets are safeguarded, transactions are authorized and financial information is reliable.

The Board of Directors is responsible for ensuring management fulfils its responsibilities. The Audit Committee reviews the results of the audit and the annual financial statements prior to their submission to the Board of Directors for approval.

The Company adopted the new recommendations of the Canadian Institute of Chartered Accountants regarding Stock Based Compensation and Other Stock-Based Payments, effective January 1, 2002.

In the following discussion, comparisons to the historical year may not be meaningful due to the consolidation effect of Superior and Lake Shore.

Results of Operations

The losses for 2002 and 2001 were $1,256,548 or $0.07 per share and $1,377,493 or $0.10 per share, respectively. The $120,945 reduction in losses for the year ended December 31, 2002 reflects a gain on shares issued by Superior, a decrease in investor relations and office expense partially offset by stock-based compensation expense, an increase in general exploration and a reduction in interest income. In addition there were no resource property costs written off during 2002.

Consulting and management fees represent $172,000 (2001 – $96,000) in management fees paid to Southwestern Resources Corp. ("Southwestern") pursuant to administrative services agreements between Southwestern, Aurora and Superior, $196,237 (2001 – $140,025) in fees on account of consulting and management services provided by directors, officers and other consultants, and $79,900 (2001 – $172,374) in stock-based compensation expense relating to stock options issued to non-employees during 2002.

General exploration expense of $247,543 (2001 – $11,893) relates to $161,211 in stock-based compensation expense for stock options granted to non-employees involved in exploration work and $86,332 in expenditures of a general reconnaissance nature that were charged to expense during the year.

Investor relations expense includes regulatory and transfer agent fees, the costs related to the printing and dissemination of shareholder information, and other investor relations activities. Investor relations costs amounted to $535,509 in 2002 compared with $694,437 in the previous year. The Company terminated an investor relations contract with a third party at the end of 2001, resulting in significantly lower costs in 2002.

Legal and accounting expenses amounted to $195,108 and $181,269 for the years ended December 31, 2002 and 2001 respectively. Although Aurora's legal costs were lower in 2002, the decrease was offset by costs relating to the business reorganization of its subsidiary company, Superior, which amounted to $117,620.

Office expense decreased in 2002 by $25,141 due to a minimal amount of Part XII.6 tax incurred during the year relating to flow through expenditures compared to $46,462 in 2001.

During 2001, the Company abandoned the McDonough Property and wrote off resource property expenditures of $118,103. There were no resource property costs written off in the current year.

Travel costs of $34,754 (2001 – $13,936) reflect an increase due to corporate travel relating to project supervision and administration.

The Company earned $104,795 in interest during the current year. Interest amounting to $164,261 was earned in 2001.

The Company also recorded a gain on a deemed disposition of $30,220 as a result of a private placement done by Superior which reduced the Company's interest in Superior from 58% to 57%.

Financial Condition, Liquidity and Capital Resources

At December 31, 2002, the Company had working capital of $8.4 million compared to $2.1 million as at December 31, 2001. The increase in working capital of approximately $6.3 million is attributed to net proceeds of $10.6 million from share issuances completed by Aurora during the year combined with $2.6 million in cash acquired upon acquisition of Superior and Lake Shore. This was partially offset by resource property expenditures of $5.4 million ($5.2 million on a cash basis), operating expenses of $1.3 million, and additions to capital assets of $125,000.

On January 18, 2002, the Company closed a private placement of 235,292 units at $2.55 per unit for gross proceeds of $599,995. Each unit consisted of one common share and one-half of a common share purchase warrant. Each whole share purchase warrant entitles the holder to buy one common share for a price of $3.00 until January 18, 2003 and for a price of $3.50 until January 18, 2004. All of the warrants were exercised in January 2003.

On August 6, 2002, the Company sold 823,500 non-flow through units and 1,420,400 flow through units at $3.65 per unit for gross proceeds of $8.2 million. Each non-flow through unit consisted of one non-flow through common share and one non-flow through common share purchase warrant. Each flow through unit consisted of one flow through common share and one-half of a non-flow through common share purchase warrant. Each whole share purchase warrant entitles the holder to buy one non-flow through common share at a price of $4.75 until August 5, 2003. The agents were paid a commission of 7.5% of gross proceeds and received 224,390 broker warrants entitling the holder to purchase one non-flow through common share at a price of $4.05 until August 5, 2003. As at December 31, 2002, the Company had spent $2,994,000 of the proceeds from the flow through shares on exploration with the balance to be spent in 2003.

On September 3, 2002, Aurora closed a private placement of 115,000 units at $3.65 per unit for gross proceeds of $419,750. Each unit consisted of one common share and one share purchase warrant. Each warrant entitles the holder to buy one common share for $4.75 until September 2, 2003.

During the year, proceeds of $2.1 million were received on the exercise of warrants and employee stock options.

During 2002, resource property expenditures amounted to $5.5 million ($5.2 million on a cash basis) primarily relating to expenditures incurred on the Falconbridge properties ($1.3 million), the Nickel Lake Property ($0.9 million), the Belleterre, Midrim, Geoffroy and Angliers properties in Quebec ($1.3 million), and the AEM Project ($0.9 million). In addition, expenditures on Superior and Lake Shore amounted to $0.3 million and $0.8 million respectively.

In December 2002, the Company received $435,443 for exploration expenditures incurred on the Company's Quebec projects in 2001, pursuant to financial assistance programs established by the province of Quebec. The proceeds have been applied to the Midrim ($165,062), Belleterre ($177,661), and Angliers ($92,720) projects.

On May 8, 2002, the Company signed an agreement with Inco Ltd. ("Inco") on 175 acres of patented mining claims surrounding Nickel Lake in Ontario. Under the terms of the agreement, the Company can earn a 60% interest in the Nickel Lake Property (the "Property") by spending $2 million over four years on exploration and issuing 75,000 shares to Inco. The Company can earn a further 10% by preparing at its expense a bankable feasibility study. Inco has the option to increase its interest to 70% by funding all of the costs to bring the Property into commercial production, with the Company retaining a 30% interest.

On February 14, 2003, the Company entered into an agreement with Inco, defined as the Abitibi AEM Project, to acquire proprietary airborne electromagnetic, magnetic and ground follow-up data owned by Inco. Aurora and/or its subsidiaries, affiliates and joint venture partners must spend a total of $5 million over six years on the selection and follow-up of geophysical targets within the Area of Interest, with a commitment to incur $1 million in expenditures within the first year. Inco has the right to purchase any nickel, copper and platinum group metals and the right to either acquire a 50% interest in each property or receive a 1.5% net smelter return royalty to a maximum of $2.5 million and 0.75% thereafter on each mineral property developed.

The Company has a net future tax liability at December 31, 2002 of $1,332,727 resulting from the assignment of the tax deductibility of the related expenditures of the flow through funds raised between 2000 and 2002. As the liability arises from transactions in the capital of the Company, the corresponding charge has been taken directly to deficit as opposed to being charged through operations.

The Company's current working capital position is sufficient to fund its planned exploration and meet ongoing obligations as they become due.

Outlook

The business of mineral deposit exploration and extraction involves a high degree of risk. Few properties that are explored are ultimately developed into production. At present, none of the Company's properties has a known body of commercial ore. Other risks facing the Company include competition, aboriginal rights, environmental and insurance risks, fluctuations in mineral prices, statutory and regulatory requirements, share price volatility and uncertainty of additional financing.

The Company expects to continue to focus its exploration activities in Ontario and Quebec. As opportunities present themselves, the Company will form additional alliances with third parties in order to reduce shareholder risk. As a mineral exploration company, the future liquidity of Aurora will be affected principally by the level of exploration expenditures and also by its ability to raise capital through the equity markets.

AURORA PLATINUM CORP.

Annual Information Form ("AIF")

For the year ended December 31, 2002

Dated as of April 7, 2003

TABLE OF CONTENTS

ITEM 1: PRELIMINARY NOTES

Incorporation of Financial Statements

Incorporated by reference into this Annual Information Form ("AIF") are the audited Financial Statements of Aurora Platinum Corp. ("Aurora" or the "Company" or the "Issuer") for the years ended December 31, 2002 and 2001. All financial information in this AIF is prepared in accordance with Canadian generally accepted accounting principles.

All dollar amounts referred to in this AIF are Canadian dollars.

Date of Information

All information in this AIF is as of April 7, 2003 unless otherwise indicated.

ITEM 2: INCORPORATION AND CORPORATE STRUCTURE

The following chart illustrates the inter-corporate relationships and the jurisdictions of continuation:


AURORA PLATINUM CORP.
(YUKON)
57%
61%
SUPERIOR DIAMONDS INC.
("SUPERIOR")
(YUKON)
LAKE SHORE
GOLD CORP.
("LAKE SHORE")
(YUKON)

The Issuer was incorporated in the Province of British Columbia under the name "Sitka Gold Inc." by registration of its Memorandum and Articles on March 24, 1987 and it subsequently became a reporting issuer in British Columbia. The Issuer changed its name to "Golden Sitka Resources Inc." on September 10, 1987. Pursuant to Special Resolutions approved at the Issuer's Annual and Special Meeting on May 12, 2000, the Issuer's issued and authorized capital was consolidated on a one new share for four old shares basis, the authorized capital was then increased to 100,000,000 common shares, the name of the Issuer was changed to "Aurora Platinum Corp." effective August 8, 2000, and the Issuer was continued under the Yukon Business Corporations Act as a Yukon corporation.

The Issuer's corporate head office and principal place of business is located at Suite 1650-701 West Georgia Street, Vancouver, British Columbia, V7Y 1C6. The address of the registered and records office of the Issuer is 3081 Third Avenue, Whitehorse, Yukon, Y1A 4Z7. The Issuer is extra-provincially registered in British Columbia, Ontario and Quebec and is a reporting issuer in British Columbia, Ontario, Alberta and Quebec. Its address for service in British Columbia is at Suite 1650-701 West Georgia Vancouver, British Columbia, V7Y 1C6.

As at December 31, 2002, Southwestern Resources Corp. ("Southwestern") has a 16.6% interest in the Issuer.

ITEM 3: BUSINESS OF THE ISSUER

Subsequent to the reorganization, the Issuer commenced operations in 2000 as a diversified natural resource company engaged in the acquisition and exploration of nickel-copper-platinum-palladium mineral properties in Ontario and Quebec. The Issuer intends to fund the exploration and make required payments to earn interests in the Falconbridge and Inco properties in Ontario and the Midrim

and Belleterre properties in Quebec. The Issuer is also actively involved in exploration on its 100% owned Lansdowne House Property in Ontario. In addition, the Issuer intends to seek and acquire additional properties worthy of exploration and development. Aurora's activities have been financed through the sale and issuance of securities by way of private placements.

The acquisition of the Company's natural resource opportunities has usually been completed through a combination of exploration expenditures, cash payments and/or the issuance of equity interests in the Company. The Issuer will seek joint venture partners to fund further property exploration and development and to advance those properties into the production stage.

On August 29, 2002, Aurora received regulatory approval for an agreement entered into between the Issuer and Superior Diamonds Inc. (formerly Consolidated Ouro Brasil Ltd.) regarding Superior's acquisition of interests in certain mineral claims and related rights held by Aurora in exchange for Superior issuing to Aurora 13,150,000 common shares and 550,000 share purchase warrants. The acquisition was treated as a reverse takeover ("RTO") of Superior under the policies of the TSX Venture Exchange ("Exchange"). As a result there was a change in management and Aurora obtained control with a 58% interest in Superior.

On December 16, 2002, regulatory approval was also received for an agreement entered into between Aurora and Lake Shore Gold Corp. (formerly Consolidated Takepoint Ventures Ltd.) regarding Lake Shore's acquisition of interests in certain mineral claims and related rights held by Aurora in exchange for Lake Shore issuing to Aurora 13,000,000 common shares and 550,000 share purchase warrants. The acquisition was treated as an RTO of Lake Shore under the policies of the Exchange. As a result there was a change in management and Aurora obtained control with a 61% interest in Lake Shore.

Aurora has the right to participate in all future equity financings of Superior and Lake Shore to at least the extent required to allow Aurora to maintain its pro rata equity interest. This right will terminate should Aurora own less than 20% of either company's issued and outstanding equity capital.

ITEM 4: NARRATIVE DESCRIPTION OF BUSINESS

GENERAL

The Issuer has historically been and continues to be a resource development company focused on the acquisition and exploration of mineral properties and is currently directing its efforts in Ontario and Quebec on its nickel-copper-platinum-palladium properties as well as diamond and precious metal properties in Ontario and Quebec through its subsidiary companies.

The Company has a significant land position in the Sudbury Camp, Ontario and optioned properties in the Belleterre-Angliers Greenstone Belt in the Témiscamingue region of Quebec.

The level of operations has generally been determined by the availability of capital resources and to date, private placements have provided the main source of funding. In addition, the Company may decide to attract suitable joint venture partners in order to advance its projects and conserve working capital.

Aurora has also benefited from financial assistance programs initiated by the Government of Quebec to promote diversification of exploration and stimulate mineral exploration in the province.

The Company has no income from operations and none is likely in the near future. The Company is therefore dependent on raising funds through the issuance of shares or attracting joint venture partners in order to finance further acquisitions, undertake exploration and development of mineral properties and meet general and administrative expenses in the medium and long term. There can be no assurance that the Company will be successful in raising the required capital.

The Company's financial performance is dependent on many external factors. The Company expects

that any revenues it may earn from its operations in the future will be from the sale of metals. Both prices and markets for metals are volatile, difficult to predict, and respond to changes in domestic and international political, social and economic environments. In addition, the availability and cost of funds for exploration, development and production are difficult to predict. These circumstances and events could materially affect the financial performance of the Company.

Ontario Mining Laws

The Mining Act (Ontario) governs the acquisition and the maintenance of mineral rights, mines commencing commercial production and procedures for mine closure.

Mineral rights are initially acquired when a licensed prospector stakes a mining claim on the ground and files requisite documents with the government agency. The Mining Act entitles mining claim holders to enter into a 21-year renewable mining lease. Assessment work, which may include sampling, trenching, blasting, geological and geophysical surveying and feasibility studies, must be performed and reported annually to maintain a mining claim in good standing. Mining claims must be leased before mineral extraction for production commences. A renewable mining lease can be maintained by paying an annual rent per hectare.

The legislation provides a "one-window" approach to permitting and licensing. Before beginning mine production, environmental studies must be carried out, the public must be notified and a mine closure plan that includes financial assurance must be approved. Ontario's Mining Act requires companies to prepare a closure plan prior to the development of a mine. The Mining Act encourages companies to conduct progressive rehabilitation during the life of the mine.

Quebec Mining Laws

The Mining Act (Quebec) governs the acquisition and maintenance of mineral and mining rights, commercial production and mine closure procedures.

Exploration titles are granted through map designation, based on a pre-defined land division. The map-designated claim is a mining title that may not be contested by a third party, that confers to its titleholder the exclusive right to search for all mineral substances on the land parcel covered by the claim, and that guarantees the grant of a mining title in the event of a discovery.

Claims are valid for a period of two years. The titleholder may renew title to the claims indefinitely, as long as there is compliance with the terms and conditions of the Mining Act, including the obligation to invest a minimum amount in exploration work.

To obtain a mining lease, the claimholder must establish the existence of the presence of a workable ore deposit. The initial term of the lease is 20 years. It may then be renewed every ten years for the entire length of mining operations. The leaseholder is responsible for the rehabilitation of the site after mining operations. Thus, prior to commencement of mining operations, the company must submit a site rehabilitation plan and supply a description of a financial guarantee to ensure the rehabilitation work will be performed.

RISK FACTORS

Exploration and Development

All of the properties in which the Issuer has an interest or in respect of which the Issuer has a joint venture arrangement are in the exploration stages only and are without an economic mineral deposit. Development of the Issuer's mineral properties will only follow upon obtaining satisfactory exploration results. Mineral exploration and development involves a high degree of risk and few properties, which are explored, are ultimately developed into producing mines. There is no assurance that the Issuer's mineral exploration and development activities will result in any discoveries of commercial mineral

deposits. The long-term profitability of the Issuer's operations will be in part directly related to the cost and success of its exploration programs, which may be affected by a number of factors beyond the Issuer's control.

Operations

Mineral exploration involves many risks, which even a combination of experience, knowledge and careful evaluation may not be able to overcome. Operations in which the Issuer has a direct or indirect interest will be subject to all the hazards and risks normally incidental to exploration, development and production of minerals, any of which could result in work stoppages, damage to property, and possible environmental damage.

Competition

Competition in the mineral exploration business is intense and could adversely affect Aurora's ability to suitably develop its properties. Aurora competes with many other companies possessing greater financial resources and technical facilities. Accordingly, there is a high degree of competition for desirable mining leases, suitable prospects for drilling operations and necessary mining equipment, as well as for access to funds. There can be no assurance that the necessary funds can be raised or that any projected work will be completed.

Price and Currency

Aurora's revenue, if any, would be derived from mining and subsequent sale of nickel, copper, palladium, platinum, and other metals. Resource prices have fluctuated widely in recent years and are affected by numerous factors beyond Aurora's control, including international economic and political trends, expectations of inflation, currency exchange fluctuations (especially the Canadian dollar relative to other currencies), interest rates, global and regional consumption patterns, speculative activities, market fluctuations in pricing and demand, the proximity and capacity of natural resource markets and processing equipment, governmental regulations, land tenure, land use, regulation concerning the importing and exporting of minerals, environmental protection regulations, increased production due to new mine developments, and improved mining and production methods. The effect of these factors on the price of minerals that may be produced from the Issuer's properties, and, ultimately, the economic viability of the Issuer's properties, cannot be predicted accurately.

The Company maintains its accounts in Canadian currency. If the Company acquires properties in other countries, its operations may be subject to foreign currency fluctuations and such fluctuations may materially affect its financial position and results. The Issuer does not engage in currency hedging activities.

Environmental, Health and Safety Regulations

Mining operations are subject to federal, provincial and local laws relating to the protection of the environment, including laws regulating removal of natural resources from the ground and the discharge of materials into the environment. Mining operations are also subject to federal, provincial and local laws and regulations which seek to maintain health and safety standards by regulating the design and use of mining methods and equipment. Various permits from government bodies are required for mining operations to be conducted; no assurance can be given that such permits will be received. No assurance can be given that environmental standards imposed by federal, provincial or local authorities will not be changed or that any such changes would not have material adverse effects on the Issuer's activities. Moreover, compliance with such laws may cause substantial delays or require capital outlays in excess of those anticipated, thus causing an adverse effect on the Issuer. Additionally, the Issuer may be subject to liability for pollution or other environmental damages, which it may not insure against.

Insurance

Hazards such as unusual or unexpected geological formations and other conditions are involved in mineral exploration and development. The Issuer may become subject to liability for pollution, cave-ins or hazards against which it cannot insure or against which it may elect not to insure. The payment of such liabilities may have a material, adverse effect on the Issuer's financial position. Although the Issuer maintains liability insurance in an amount which it considers adequate, the nature of these risks is such that liabilities might exceed policy limits, the liabilities and hazards might not be insurable, or the Issuer might not elect to insure itself against such liabilities due to high premium costs or other reasons, in which event the Issuer could incur significant costs that could have a material adverse effect upon its financial position.

Other Risks

The success of the Issuer's business is largely dependent upon the efforts of a small management team. The loss of any key member could be detrimental to the Issuer if a suitable replacement could not be found at a comparable compensation level. The Issuer has not obtained key-man life insurance with respect to these individuals.

MINERAL PROPERTIES

LANSDOWNE HOUSE PROJECT

Information on the Lansdowne House Project has been obtained from National Instrument 43-101F1 technical reports filed with securities regulators entitled "Aurora Platinum Corp., Lansdowne House Property, Bartman Lake Area, Northwestern Ontario" by Richard J. Mazur, P.Geo. and Ike A. Osmani, P.Geo., dated April 12, 2002 and "Technical Report for Aurora Platinum Corp. on the Lansdowne House Property, Bartman Lake Area, Northwestern, Ontario" by L.D.S. Winter, P.Geo., dated January 30, 2003.

PROJECT DESCRIPTION AND LOCATION

The Lansdowne House Property is located approximately 40 kilometres north-northeast of the First Nation community of Lansdowne House and 200 km and 450 km, respectively, northeast of Pickle Lake and Thunder Bay in northwestern Ontario. The Property is centred at UTM 460 000E / 5817 000N and occurs within 43D/5, 6, 11 and 12 NTS Map sheets.

The Lansdowne House Property consists of 66 unpatented mining claims (930 units, 14,880 hectares ("ha")) located in the Bartman Lake area. Of the 66 claims, 58 were staked in year 2000 and 6 were staked in 2001. Two claims were purchased in April, 2002 from PGM Ventures Corporation, and these claims are valid until January 2005. Aurora owns 100% interest in all the claims on the Property, however, the 2 claims purchased from PGM Ventures Corporation are subject to a 2.5% Net Smelter Royalty. Assessment was filed with the Geoscience Assessment Office on March 25, 2002 to hold all of the 64 claims for a minimum of four years and some claims for five years.

ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTUCTURE AND PHYSIOGRAPHY

The Property is remotely located and can be accessed by major and subsidiary highways from Thunder Bay to Pickle Lake and from there by fixed wing float aircraft and helicopter to the Lansdowne House Property.

The Project area receives extreme weather conditions. Heavy snowfalls occur between mid-October to December and then again from March through April. The winter is generally cold and dry and lows reaching –40C° are not uncommon, especially during late December and throughout January. Spring thaw usually occurs by mid-May. Summer is dry and hot reaching up to 30°C.

The Lansdowne House Property and adjacent areas are glacial drift-covered. The drift underlies both flat lying swampy areas and northeast-trending ridges (eskers) attaining maximum relief of 30 metres ("m"). The larger water bodies on the Property are Bartman, Lavoie and Rowell Lakes. Water from these and other smaller lakes and rivers drains into the Hudson Bay via the Winisk and Attawapiskat river systems.

Outcrops are scarce (<1%) due to drift cover and tend to occur in small clusters. Outcrops are mainly observed in the Lavoie, Bartman and Gabbro (local name) Lakes areas within south-central and western map areas.

Vegetation is modestly thick to locally sparse and commonly includes black spruce, birch, poplar and jackpine. Harvestable jackpine and poplar occur in the well- drained areas of the morainal complex. Alders and cedars are generally found along shores of lakes and rivers.

HISTORY

A summary of exploration activities on the Lansdowne House Property and adjacent areas is taken both from internal reports of private companies and government assessment files.

Lansdowne Minerals Limited and Winisk River Mines Limited are companies formed by Mr. Jack Rowlandson, discoverer of copper and gold mineralization in the area in 1936, who explored the Property from 1937 to 1940. Successive exploration companies evaluated these showings with geophysics and drilling from 1956 to 1960 until the Canadian Nickel Company (Canico, now Inco Limited) conducted a systematic exploration program of airborne and ground geophysics, geological mapping and diamond drilling (47 holes, totalling 5839 m) from 1970 to 1981.

Drilling was concentrated on the L-11 and M-12 zones, where electromagnetic anomalies coincident with magnetic highs occur in the Lavoie-Springer Lake area within the south-central portion of the current Lansdowne House Property. This Property was purchased from PGM Ventures Corporation in 2002 by the Company.

From 1983 to 1986, Forester Resources Inc. covered the current Lansdowne House Property with claims that included all Ni-Cu-PGM (Platinum Group Metals) occurrences that were delineated by Canico. Forester conducted regional airborne and ground geophysical (magnetic, electromagnetic) and geological mapping surveys in the Rowlandson, Canopener and Springer-Lavoie Lakes areas. The company's trenching, sampling and diamond drilling (~280 m) efforts concentrated mainly in the Rowlandson Lake area. During 1985-86, a detailed IP survey was carried out and additional trenching and diamond drilling (~540 m) was conducted. In 1992, KWG Resources Inc. carried out drilling essentially in the areas that were drilled by Canico in 1970-74. KWG's drilling program confirmed Canico's results.

GEOLOGICAL SETTING

Regional Geology

In the regional context, the Lansdowne House Property lies within Sachigo Subprovince of northwestern Superior Province. The recently revised subdivision of the Sachigo Subprovince into the various terranes/blocks places the Property within 2.70 to 2.83 Ga old Oxford Lake-Stull Lake terrane (OST) near the contact with 2.9 to 3.0 Ga old North Caribou terrane (NCT) (Thurston, Osmani et al. 1991). The OST to the south and northwest is separated from the NCT, 2.73 to 2.88 Ga Island Lake terrane (ILT), 2.70 Ga Munro Lake terrane (MLT) by Stull-Wunnumin Fault Zone (SWFZ) and bounded in the north by Kenyan Structural Zone (KSZ).

These are long-lived, deep crustal structures, which probably represent the ancient terrane boundaries. The layered mafic-ultramafic Lansdowne House Igneous Complex (LHIC) and other similar intrusions (e.g., Big Trout Lake, Fishtrap Lake, Canopener Lake and other unnamed intrusions), occurring along these regional faults and their associated subsidiary structures, are thought to have been emplaced, possibly in an intra-continental rift environment.

The OST consists of the Stull Lake, Swan Lake, Ellard Lake, Big Trout Lake, part of a Mameigwess-Rowlandson Lake and other smaller greenstone belts. The terrane in the Manitoba-Ontario border area is dominated by 2.83 Ga old arc sequence, the Hayes River Group, unconformably overlain by 2706 Ma old Oxford Lake/Stull Lake sedimentary (alluvial-fluvial) and alkalic to calc-alkalic volcanic rock sequences. The NCT is characterized by 2.9 Ga old metavolcanic-metasedimentary sequences overlying ~3.0 Ga gneissic tonalitic basement.

The SWFZ and other regional structures were reactivated probably several times in their long-lived history resulting in the emplacement of alkalic complexes (e.g., 2534±147 Ma old Wapikopa Lake) and the emplacement of carbonatite complexes in the Mesoproterozoic (e.g., 1109±61 Ma Big Beaver House and 1145±74 Ma Schryburt Lake). The Winisk River Fault (WRF) hosts Attawapiskat kimberlite pipes (152±8 Ma to 180±9 Ma) in the James Bay area.

Property Geology

The layered LHIC was probably emplaced initially as a lopolith/sill-like body within the supracrustal (metavolcanic-metasedimentary) and gneissic tonalitic basement rocks of the OST. The intrusion at the present erosional level displays a ring-shaped structure (approximately 10 km X 13 km area) with outer shell predominantly comprised of mafic-ultramafic intrusive sequences and a core of complexly folded supracrustal and gabbroic rocks. After the emplacement, the intrusion has been folded along with supracrustal and tonalitic basement rocks and later tilted to the southwest, thus exposing the northeastern ultramafic base of the intrusion. The middle and upper (roof) zones, as revealed by bedrock mapping and diamond drilling, occur along the western and southern margins of the LHIC, respectively. The roof zone of the LHIC is exposed in the Gabbro Lake area in the extreme northwestern part of the Property. Detailed mapping, and a short drill hole (LH01-10, ~326 m) in this area, revealed the magmatic stratigraphy, from the base upwards, comprising of melagabbro to mesocratic gabbro, quartz gabbro, leucogabbro-anorthosite and diorite to quartz diorite lithologies. The underlying ultramafic base was neither observed in the outcrops nor intersected in the hole.

The LHIC includes the following lithologies: a layered ultramafic sequence consisting of peridotite and pyroxenite/hornblendite at the base overlain by a thick package of layered/differentiated mafic rocks (melanocratic gabbro, mesocratic gabbro, leucogabbro to anorthosite and diorite). Myriads of mafic to intermediate dikes/sills (microgabbro, amphibolite and diorite), some are clearly related to the LHIC, intrude all lithologies of the complex and supracrustal rocks.

EXPLORATION

No exploration was conducted on the Property in 2002.

MINERALIZATION

Lavoie Lake-Lavoie Creek Area

In the Lavoie Lake-Lavoie Creek area, two styles of base and precious metal mineralization occur: 1) PGM-dominated mineralization hosted within sulphide-poor (trace to 3% pyrrhotite-chalcopyrite), medium- to coarse-grained, meso- to leucocratic cumulate gabbro, and 2) Ni-Cu-PGM mineralization associated with disseminated and net-textured semi-massive to massive pyrrhotite-chalcopyrite within

medium-grained, meso- to melanocratic cumulate gabbro and associated breccias. The second style of mineralization was not observed during the course of prospecting/mapping, but was identified by current and past drilling programs carried out in the area.
The best exposures of gabbros found with PGM mineralization occur along the full length of Lavoie Creek within the east-central part of the Property. The PGM in this area occurs in medium- to coarse-grained (to pegmatitic), mesocratic cumulate gabbro and within a uniquely layered mafic-ultramafic unit consisting of alternating layers of meso- to leucogabbro, anorthosite, and melanocratic gabbro to pyroxenite.

The medium- to lower magnetic signatures generally correspond with sulphide-poor, non-magnetic gabbros on the Property. Examples of these were revealed in drill holes LH01-02 and 20, where a non-magnetic, sulphide-poor (trace to 3% pyrrhotite-chalcopyrite), medium- to coarse-grained cumulate meso- to leucocratic gabbro reef hosting 1.1 g/t Pt+Pd over 4.5 m and 1.04 g/t Pt+Pd over 25.5 m, respectively.

In drill hole LH01-02 and LH01-20, the reef occurs 70 to 80 m vertically above the sulphide-rich Cu-Ni zone, which corresponds well with strong EM anomalies. This can be used as a marker horizon in delineating the PGM mineralization in the Lavoie Creek area and possibly to other areas on the Property. Using this as a guide to exploration, the PGM horizon can be extended by simply following the strong EM anomaly to the west north of Lavoie Creek, to northeast in the drill hole 5 area and then a small jog to southwest and back east-northeast towards the Lavoie Creek area forming a large, and a small Z-shaped drag fold. The PGM mineralization may also extend further to the northeast in an area where Lavoie Creek drains into the wider water body, but since there are no strong conductors to follow, the presence of mineralization here cannot be interpreted with certainty. However, prospecting and lithogeochemical sampling in this area did reveal many anomalous Pt+Pd zones (12-260 ppb Pt+Pd) hosted by layered gabbro-anorthosite and coarse-grained gabbros, suggesting a possible extension of the PGM horizon in this area.

Bartman Lake Area

The Bartman Lake area is underlain predominantly by mafic metavolcanic rocks (massive to pillowed flows and associated breccias), which have been intruded by numerous, small and large sill-like bodies of mafic to ultramafic composition (gabbros, hornblendite/pyroxenite). Ni-Cu-PGM mineralization is associated with mafic intrusives in the Bartman Lake area.

Nickel-copper mineralization is characterized by disseminated to semi-massive sulphide minerals, pyrrhotite-chalcopyrite-pentlandite (po-cpy-pn), in mafic intrusive rocks. The PGM's are generally subordinate to the Ni-Cu mineralization. The best example of this style of mineralization was observed at the "Bartman Lake showing" located on the east shore of central Bartman Lake. Two grab samples of mineralized gabbro taken from the showing, assayed highly anomalous base metals and weakly anomalous precious metals (3150 ppm Cu, 3110 ppm Ni, 278 ppm Co, 85 ppb Pt+Pd and 13 ppb Au and 665 ppm Cu, 1565 ppm Ni, 165 ppm Co and 42 ppb Pt+Pd).

Shear-hosted gold was also discovered in this area. A grab sample of either mafic extrusive or intrusive rock, taken from an old trench located approximately 120 m west of Bartman Lake, assayed 9.3 g/t gold and geochemically anomalous PGM, Cu and Ni. The sample contained 70-75% arsenopyrite and quartz fragments. The gold at this location occurs within a west-trending, 1-2 m wide silicified (quartz) shear zone. A broad, west- to northwest striking deformation zone, the Brazeau Lake Deformation Zone, transects this area. This deformation zone is coincident with a number of electromagnetic conductors that will be investigated for potentially economic gold mineralization in the Bartman Lake area.

Gabbro Lake Area

A previously unknown horizon of vanadium mineralization associated with semi-massive to massive magnetite cumulate within gabbro-leucogabbro-anorthosite sequences, representing the roof zone of the igneous complex, was in the Gabbro Lake area, near the northwestern Property boundary. Three intercepts containing near economic grades of vanadium and titanium oxides are: 0.34% V_2O_5 and 0.5% TiO_2 over 13.5 m (126.0 m-139.5 m), 0.4% V_2O_5 and 0.42% TiO_2 over 6 m (144.0 m-150.0 m) and 0.081% V_2O_5 and 0.27% TiO_2 over 3 m (175.8 m-178.0 m). The average V_2O_5/TiO_2 ratio from all three intercepts stands at 0.7. These results were obtained from samples analyzed by the ICP partial digestion method. However, when randomly selected core samples from all three intercepts were analyzed by the complete digestion method, all revealed higher values of V_2O_5 (up to 0.81%) and TiO_2 (8.2%) than those determined earlier. These values are comparable to vanadium deposits being mined (0.47% to 1.4% V_2O_5) in the Bushveld Igneous Complex, South Africa and at the Windimurra Mine, Australia.

DRILLING

No drilling was completed in 2002.

SAMPLING AND ANALYSIS

The Company has implemented a quality control program to ensure best practice in the sampling and analysis of the drill core. The drill core is split in half with a hydraulic core splitter and half of the drill core is generally sampled in half metre, one-metre or one and a half metre intervals. The remaining half of the core is stored in core racks at the Company's exploration camp at Bartman Lake. Lithogeochemical samples are panel sampled or channel sampled during mapping and prospecting to be representative of the outcrop.

Samples are dried, crushed and approximately 250 grams are pulverized to pass 75 microns at ALS Chemex's preparation facility in Mississauga, Ontario. This ISO 9001: 2000 registered laboratory is actively pursuing ISO 17025 certification under CAN-P-1579 "Guidelines for Accreditation of Mineral Analysis Testing Laboratories".

Pulps are shipped to the ALS Chemex laboratory in Vancouver, B.C. for analysis. Gold, platinum and palladium are analyzed by fire assay with an ICP finish. A gravimetric assay is done for gold values greater than 1000 ppb. Silver, copper, nickel and cobalt are initially digested in a partial extraction by aqua regia digestion and analyzed by atomic absorption. For values greater than 10,000 ppm a total digestion with atomic absorption finish is undertaken. Vanadium and titanium are either partially or totally digested and analyzed by ICP.

The authors of the technical reports are satisfied that the geological controls, accuracy of surveying of drill collars and downhole orientation, the sampling methods and procedures and the chain of custody met with the highest standards of best practice. The Company is using a reputable, certified lab for their analyses and the analytical methods used for the Project meet with industry standards.

In the opinion of the authors of the technical reports, adequate quality control procedures are in place for the reconnaissance stage of the Project and the computerized data management system utilized by the Company is of the highest standard.

SECURITY OF SAMPLES

The drill core and lithogeochemical samples are transported in security-sealed bags for preparation at ALS Chemex in Mississauga, Ontario.

MINERAL RESOURCE AND RESERVE ESTIMATES

There are no mineral resources or mineral reserves defined.

MINING OPERATIONS

The Project is at an exploration stage. There are no mining operations on the Property.

EXPLORATION AND DEVELOPMENT

The Company has approved a two phase exploration program for the project. The phase 1 program, with an estimated expenditure of $64,000 on line-cutting and geophysics, was completed in January 2003 and the phase 2 program, with an expenditure of $810,600, is currently in progress. The phase 2 program includes 3,000 m of diamond drilling.

SUDBURY, ONTARIO EXPLORATION PROJECTS

The Company has three Exploration Projects in the Sudbury Area; the Footwall Project and the Foy and Nickel Lake Projects on the Foy Offset Dyke. Information on the Footwall and Foy Properties set out herein has been obtained from the technical report entitled "Technical Report for Aurora Platinum Corp. on the Falconbridge - Aurora Option / Joint Venture, Footwall and Foy Properties, Sudbury, Ontario" by L.D.S. Winter, P.Geo., dated February 4, 2003. Information on the Nickel Lake Property has been obtained from the technical report entitled "Technical Report for Aurora Platinum Corp. on the Inco - Aurora Nickel Lake Option / Joint Venture, Sudbury, Ontario" by L.D.S. Winter, P.Geo., dated February 3, 2003.

PROJECT DESCRIPTION AND LOCATION

The Footwall Property under option from Falconbridge Limited of Toronto, Canada is located approximately 15 km east- northeast of the downtown area of Sudbury in Falconbridge and Garson townships within the City of Greater Sudbury. The western part of the Property is located at latitude 46°-35'N, longitude 80°-50'W.

The Footwall Property is comprised of 1,601 ha of patented mining claims held 100% by Falconbridge and currently under option to Aurora. The Company's interest in the Footwall Property is mining rights only and, to the extent known, should avoid any potential environmental liability due to previous mining activity. Falconbridge retains the surface rights to the Footwall Property.

The Foy and Nickel Lake Properties are located approximately 30 km north-northwest of Sudbury within Bowell township. The centre of the property is located at latitude 46°-45'N, longitude 81°-08'W, in NTS map sheet 41I/14.

The Falconbridge - Aurora Option / Joint Venture, Foy Property is comprised of 2,042 ha of mining lands. Falconbridge has a 100% interest in 1,413 ha held under patented mining claims (1,036 ha), 21-year mining leases (361 ha) and one staked (unpatented) mining claim (16 ha). Falconbridge has a 50% beneficial interest in the remaining 628 ha of patented mining claims, the remaining 50% interest being held by Inco on the "Canhorn" ground.

Under a letter agreement dated June 7, 2000 which was formalized by an option and joint venture agreement (the "Falconbridge Agreement") dated August 28, 2000 between Aurora and Falconbridge, Falconbridge granted Aurora an option to earn a 60% undivided interest in the Falconbridge Properties by expending a total of $6,000,000 on exploration over three years, of which $1,000,000 is to be incurred in the first year, $2,000,000 in the second year and $3,000,000 in the third year. Aurora has the right to accelerate expenditures to exercise the option sooner. If Aurora fails to make the expenditures, it may pay the difference to Falconbridge within 45 days of the end of the period required for making the expenditures. Aurora is the operator of the Foy Property during the option

period. Expenditures made by Falconbridge, as operator of the Footwall Property during the option period, which exceed the expenditures contemplated by the program by more than 10% will be funded solely by Falconbridge. Exploration programs and budgets for the Falconbridge Properties are determined by management committee.

Upon Aurora earning a 60% interest, a joint venture will be formed between the parties. If the results of exploration warrant further development and exploration, the parties may enter into a development and operating agreement. If either party becomes the owner of a 100% interest in the Falconbridge Properties, the 100% owner shall pay to the other party a 5% net proceeds of production royalty from commercial production. Each party has right of first refusal to acquire the other party's interest. The joint venture will provide that Aurora and Falconbridge must contribute to exploration and development costs on a pro rata basis. In addition, Falconbridge will have the option, provided that Falconbridge has at least a 40% interest in the Falconbridge Properties, to increase its working interest in any specific project by 10% by funding a feasibility study and will have the option, provided that Falconbridge has at least a 50% interest in the Property upon commencement of the construction stage, to earn an additional 20% in the specific project by providing 100% of the funds required to place a deposit into production. Falconbridge will then be entitled to recover 100% of mine construction costs from 90% of net cash flow from a mine. The remaining 10% shall be shared 70% by Falconbridge and 30% by Aurora.

Within the three-year option period, Falconbridge has the right to purchase (the "Falconbridge Share Option") by way of private placement up to 500,000 common shares of Aurora at a price equal to the closing price of the shares of Aurora for the 10 trading days prior to Falconbridge's notice to purchase the shares.

The Nickel Lake Property which is under option from Inco is comprised of 5 patented mining claims (parcels) in which Inco Limited of Sudbury, Canada has a 100% interest. These parcels cover an area of 70 ha. Under the terms of the agreement with Inco, Aurora can earn 60% of Inco's Nickel Lake Property by spending $2 million over four years, of which $350,000 is to be incurred in the first year, $500,000 in the second year, $500,000 in the third year and $650,000 in the fourth year on exploration and issuing 75,000 common shares to Inco. Aurora can earn a further 10% interest by preparing at its expense, a bankable feasibility study. Inco has an option to increase its interest to 70% by funding all the costs to bring the Nickel Lake Property into commercial production, leaving Aurora with a 30% interest.

ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

From the eastern end of the city of Sudbury, Falconbridge Hwy. (Regional Road 86) extends northeast from Hwy. 17 through the town of Garson and then through the town of Falconbridge to the Footwall Property. Access on the eastern and southern portions of the Property is via the road networks surrounding the Falconbridge Smelter Complex. The northeastern part of the Property is accessible via numerous unmaintained gravel roads heading towards Wanapitei Lake from the Smelter Complex. The western portion of the Property is bisected by local regional Hwy. 541A.

Access to the Foy and Nickel Lake Properties is limited to logging roads that the Company keeps open all winter and all-terrain vehicle (ATV) trails. The eastern part of the area is accessed by driving north from Sudbury on Highway 69N (Regional Road 80) through the towns of Val Caron, Val Therese and Valley East to the Nelson Lake Road turn off. Travel north for 6.5 km along this serviced road leads to Pigeon Lake road, a non-serviced gravel road that runs north between Nelson Lake and Joe Lake. The Properties lie about 18 km along Pigeon Lake Road, near where the road intersects the Ontario Hydro line. Internal parts of the Properties are best accessed by a rugged ATV trail that runs easterly along the trace of the Offset Dyke, between the hydro line to the east and the Nickel Offset Mine road, located 7.0 km to the west.

The climate in the area is cold temperate, being characterized by cold winters and warm summers. Temperatures generally range from -20°C to +20°C with extremes to -30°C to +30°C. Geological

mapping, trenching and geochemical activities are restricted to the summer months while claim staking, line-cutting, geophysics and drilling can be carried out year long except prior to fall freeze-up and spring break-up.

Sudbury, with a population of over 160,000, is the largest metropolitan centre in northern Ontario. It has a full-service airport with regular service to Toronto and other major Canadian centres. A wide array of retail and financial services serves the community and employs over half the work force. The Sudbury area is particularly well equipped to service the mining sector, being the home of both Inco and Falconbridge.

The Sudbury area is typical of the southern Canadian Shield with moderate yet rugged relief and with an elevation above sea level between 350 m to 450 m. The area is forested mainly with pine, spruce, birch, poplar and alder. Swampy low-lying areas alternate with hummocky rocky outcrops forming the higher ground to give a very irregular topography.

Before mine development, the land surface in the vicinity of the Footwall Property was a flat glacial plane of sand and gravel marked by kettle holes up to 400 m in diameter. The glacial drift consisted of coarse gravel and sand with occasional boulders, and covered the area to a depth of 75 m. The Falconbridge Smelter, gravel pits and associated infrastructure are present in this area.
The Foy and Nickel Lake Properties are located on a southward sloping plateau, on the northern rim of the Sudbury Basin, dissected by small streams, ponds and muskeg-filled depressions created by Pleistocene glacial erosion. Relief is not great, but the topography is locally rugged. The main creeks in the area may contain rapids, with their trends being controlled by glacial features and by faults (e.g. Sandcherry Creek). Vegetation is sparse in rocky upland areas, where birch, poplar and jackpine predominate.

HISTORY

The Sudbury Mining Camp is one of the most prolific in the world with the Sudbury ore bodies being one of the largest repositories of nickel and copper. The Camp has estimated production of 770 million tons of ore yielding 19 billion pounds of copper and 19 billion pounds of nickel for an average grade of 1.24% copper and 1.24% nickel from 1890 to 1992. Current production from Sudbury is approximately 9,400,000 tonnes per year averaging 1.56% Ni and 1.61% Cu.

Mining and mineral exploration in the Sudbury area has a long and colourful history dating back to the 1850's, when the first published report in 1857 indicated Ni-Cu mineralization at the site of what became the Murray Mine. The discovery that eventually sparked interest in Sudbury was made by T. Flanagan in 1883. Initially, the ores were considered to be valued for their copper content, however, in 1887 their nickel content was recognized. At that time, the nickel market was very limited, but by 1891 the use of nickel for armaments was being developed and by 1915 Sudbury was providing 80% of the world's nickel. By 1928, the two main nickel-copper producers in the Sudbury area were the International Nickel Company and the Mond Nickel Company. In 1928, Falconbridge Nickel Mines Limited was formed to develop the Falconbridge orebody and to erect a smelter to treat the ore. In 1929, the International Nickel Company and the Mond Nickel Company merged to form the International Nickel Company of Canada Limited, which became Inco Limited in 1976. In 1982, Falconbridge Nickel Mines Limited became Falconbridge Limited.

There are currently 14 operating mines in the Sudbury area. Inco operates the Lower Coleman and McCreedy East mines on the North Range and the Creighton, Gertrude, Copper Cliff North and South, Frood, Stobie and Garson mines on the South Range. Falconbridge operates the Fraser and Craig mines on the North Range and the Lockerby and Lindsley mines on the South Range.

The exploration history of the Footwall Property dates to 1901, when Thomas Edison was testing magnetic/electromagnetic equipment on targets in the area. One of his test pits was stopped just short of one of the widest portions of the Falconbridge orebody. In 1916, the E.J. Longyear Company of Minneapolis, Minnesota discovered the Falconbridge and East deposits by diamond drilling.

Falconbridge Nickel Mines Limited, a subsidiary of Ventures Limited, was incorporated on August 28, 1928 to develop the Longyear properties. The Falconbridge Mine was brought into production in 1929 and subsequently the East Deposit was explored by drifts driven from the Falconbridge Mine. Later a production shaft was sunk at the East Deposit and production commenced in 1951. The Falconbridge and East mines border the Footwall Property to the north. The Falconbridge Mine was shut down in 1983 due to a collapse from unstable ground conditions after production of 33,065,837 tonnes grading 1.58% nickel and 0.89% copper. The East Mine was closed in 1990 after production of 8,722,583 tonnes grading 1.15% and 0.76% copper.

The Garson mine, located about 4.5 km southwest of the Falconbridge mine just west of the Footwall Property boundary, was discovered by John Thomas Cryderman in 1891. It was reopened in 1994 and continues production.

In 1938, Nickel Offsets Limited carried out geophysical surveys and diamond drilling and outlined some 360,000 tons of Ni-Cu mineralization on the Foy Offset Dyke in central Foy township. Two vertical, three compartment shafts, about 3,000 feet apart, were sunk to 1,599 feet (484.5 m) and 1,106 feet (335 m) with lateral development on four levels at each shaft. Between 1953 and 1957, 208,551 tons of ore at a recovered grade of 1.09% Ni and 0.80% Cu were produced.

Subsequently, both Falconbridge and Inco have carried out various programs of exploration in the area of and along the Foy Offset dyke. Work has consisted mainly of surface mapping and prospecting, geophysical surveys and diamond drilling.

A significant mineral deposit on Mining Location WD 150 is located east of the subject claims on ground held by Inco Limited. In 1999, Falconbridge drilled a deep (1,500 m) hole north of the WD 150 deposit to evaluate the Offset dyke on its ground. No publicly reported resources or reserves are available for the WD 150 deposit.

By 1987, United Reef Petroleum Limited (50%) and Canhorn Mining Corp. (50%) (Canhorn Option) held 60 patented claims that now comprise most of the claim group. In 1987 and 1988, United Reef carried out an exploration program over the claims consisting of line-cutting, magnetometer, VLF-EM and detailed IP surveys, geological mapping and two phases of drilling in 63 holes totalling 35,055 feet (10,622.7 m). Eleven mineralized zones of interest were outlined by this work.

In 1989, 55 patented claims of the United Reef Petroleum Limited - Canhorn Mining Corp. (Canhorn Option) Property were optioned to Inco Limited. Inco carried out three-dimensional modeling of the dyke from the old mine records, selective geological mapping, shallow drilling and the drilling of three deep holes followed by borehole geophysics in 1990. Drilling totaled 17,195 feet (5,210.6 m) in six holes. Significant sulphide concentrations were not encountered but a UTEM borehole survey was recommended. During the 1991 field season, the area between the old No. 1 and No. 2 shafts of the Nickel Offsets mine was mapped in detail. Four drill holes in the No. 2 shaft area totalling 11,786 feet (3,571.5 m) were completed with no significant intersections. UTEM surveys of the boreholes failed to indicate any conductors of note. No further work was recommended.

In 1948, Falconbridge drilled some shallow, small diameter holes within the area of the Wisner Zone. In 1971, six deeper holes were drilled in the same area as the shallow hole with only minor sulphides of no significance encountered. Magnetometer and IP surveys were conducted in the Foster Lake area by Falconbridge in 1970.

The Dollard claim group is located in the extreme northwest corner of Foy Township along the extension of the Foy Offset dyke. Prior to 1950, there was surface exploration consisting of trenching, pitting, sampling and geological and geophysical surveys. The property was optioned by Falconbridge in 1952 and over the next 19 years they carried out various programs of line-cutting, geological and geophysical surveys and diamond drilling. In 1971, Falconbridge purchased the property, which forms part of the Foy (Falconbridge) optioned ground (the "Northwest Foy").

REGIONAL GEOLOGICAL SETTING

The Sudbury Intrusive Complex (SIC) is located in the southern part of the Canadian Shield with dominantly Archean units to the north and Proterozoic units to the west, east and south.

The SIC is bounded to the north by older, footwall basement Archean rocks, comprised predominantly of felsic plutons and gneisses, with lesser amounts of greenstone, which date at about 2,700 Ma (million years ago). Late Archean tectonometamorphism (2,640 Ma) produced the Levack Gneiss Complex and the associated anatectic granitoid rocks. The area was then intruded by the northwest trending Matachewan Dyke Swarm at about 2,450 Ma. Gabbroic intrusions southwest and west of the SIC (the East Bull Lake and Shakespeare-Dunlop intrusions) are considered to be cogenetic with the lowermost volcanics of the Huronian Supergroup and are dated at about 2,490 - 2,450 Ma.

Huronian Proterozoic sedimentation and volcanism continued to about 2,200 Ma, largely to the south and east of the Sudbury area. The sediments were derived from the Archean Superior Province to the north. All of the rocks were intruded by the extensive Nipissing Diabase sill-dyke system at about 2,200 Ma.

The Sudbury Impact Event, which is dated at 1850 Ma, affected a large area both inside and outside the current limits of the SIC. Estimates of the original diameter of the impact structure range from 150 km to 225 km. The current SIC is a 60 km by 27 km oval-shaped basin, within the larger Sudbury Structure. The Sudbury Structure is comprised of three principal components as follows:

1) An outer zone up to 80 km wide consisting of fractured, locally brecciated and partially melted Archean and Proterozoic rocks which have been shock deformed by the impact and also intruded by offset dykes coeval with the formation of the SIC.

2) The SIC, an intrusion or melt sheet, which is now exposed in the form of an elliptical collar around the Sudbury Basin. The SIC is divided geographically into a North Range, South Range and East Range.

3) The Whitewater Group of sediments, comprising the Onaping, Onwatin and Chelmsford Formations, which filled the impact crater. The Onaping Formation is now commonly ascribed to a fallback breccia derived from the impact event. The overlying Onwatin Formation is mainly argillite and siltstone, while the Chelmsford Formation is comprised largely of distal turbidites.

The impact resulted in the formation of a radial and concentric pattern of offset dykes and zones of pseudotachylyte within the surrounding Archean and Proterozoic rocks. Pseudotachylyte is a two-component rock formed by purely dynamic means under conditions of high rates of strain. It is comprised of mineral and rock fragments derived predominantly from wallrocks, set within a typically dark, microcrystalline to fine-grained matrix, generated by grinding and frictional melting.

The Archean and Proterozoic rocks surrounding the basin have also been intruded by SIC related "quartz diorite" or "offset dykes". Two major varieties of these dykes have been recognized: radial and concentric. The radial dykes appear to stem from the norite and/or sublayer and extend into the footwall rocks in a radial pattern with respect to the SIC. The concentric dykes may be related to ring faults and may either be connected to the norite/sublayer or represent accumulations of melt rock associated with pseudotachylyte formation.

The SIC has been variously interpreted as an endogenic intrusion or a melt sheet formed by meteorite impact, or a combination of the two. Current thinking generally favours a melt sheet origin for this igneous body. The SIC is exposed as an oval-shaped collar around the Sudbury Basin. Dips on the North Range average 35° south, while the South Range dips steeply to the north and is locally overturned with south dips. On the East Range, dips are steep to the west.

The SIC consists of four main units, which are from bottom to top: the contact sublayer (a discontinuous mineralized, xenolith-bearing norite), norite, quartz gabbro and granophyre. The contact sublayer at the base of the SIC occupies kilometre-scale radial depressions, referred to as embayment structures. Ni-Cu deposits are localized within these structures in smaller sub-horizontal structures called terraces. Footwall breccia (also known as late granite breccia or anatexite), a xenolith-bearing metamorphic to igneous-textured breccia, underlies the contact sublayer discontinuously, predominantly along the North and East Ranges. The Footwall breccia commonly contains Ni-Cu sulphide mineralization, which probably represents leakage from the contact sublayer. The Sudbury Breccia, an unmetamorphosed breccia, can occur from the contact with the SIC up to several tens of kilometres form the SIC and is of significance as a host for Ni-Cu mineralization proximal to the SIC contact.

After its formation, the Sudbury Structure was affected by the Penokean Orogeny, variously dated at between 1,700-1,900 Ma. Northwesterly directed thrusting during this orogenic event is believed to be responsible for northwest-southeast directed shortening of the SIC and the Sudbury Basin, contributing to its current elliptical shape.

EXPLORATION

The exploration program during 2002 on the Footwall Property was directed at evaluating by drilling and UTEM geophysical surveys the Sudbury Igneous Footwall Contact adjacent to the Inco - Garson Mine to the west, between the Falconbridge and East Mines and the down-plunge projections of the Cryderman Zones from the east, into the Option / Joint Venture ground.

On the Foy and Nickel Lake Properties, which consist of contiguous claims, the 2002 exploration program was concentrated on drilling the Ni-Cu sulphide mineralization identified under and adjacent to Nickel Lake. This mineralization is considered to be part of a 2 km long zone, within the Foy Offset Dyke, extending from Inco claim WD-150 in the southeast to Foster Lake in the west. UTEM borehole geophysical surveys were also used to assist in outlining zones of mineralization.

MINERALIZATION

The individual ore deposits are typically zoned. Fractional crystallization of monosulphide solid solution from a sulphide melt is believed to have given rise to a cumulate phase rich in iron, cobalt, rhodium, ruthenium, iridium and osmium (pyrrhotite-rich ores) and a fractionated liquid rich in Ni, Cu, Pt, Pd and Au (chalcopyrite and PGM rich ores). In some cases, the liquid phase is then believed to have migrated out from the sublayer and further fractionated to form Cu- and PGM-rich footwall orebodies.

The mineralization commonly consists of pyrrhotite, pentlandite, chalcopyrite, pyrite and titanium-poor magnetite. Accessory minerals present in lesser amounts include the copper minerals cubanite and bornite; the nickel minerals bravoite, millerite and mancherite; the tellurides altaite and mackinawaite; all the platinum group minerals merenskyite, michenerite, moncheite and sperrylite, as well as argentian bismuth, cassiterite, gold galena, ilmenite and sphalerite. Secondary minerals include marcasite, violarite and vallerite.

Exploration is focused on the deposit types most typical of the Sudbury Mining Camp and after years of study, the mineralization can be categorized in three deposit settings:

1) Contact deposits along the lower contact of the SIC occur in association with a noritic to gabbroic inclusion-bearing contact phase known as the sublayer. Contact deposits comprise 21 of the 35 mines in the camp in both the North Range and the South Range. The lower contact of the SIC presents a defined exploration target and has been a prolific producer over the years. As near surface targets along the contact became exhausted, exploration in later years focused on deeper targets utilizing a variety of deep penetrating geophysical methods. Contact deposits at the base of the SIC are still currently being mined by both Falconbridge and Inco. The majority of these are deep mines.

Fault-related deposits are a subset of contact deposits and are associated with near-vertical faults that cut the South Range Lower Zone norite and adjacent Huronian footwall mafic metavolcanics of the Stobie Formation. The Falconbridge, East Falconbridge and Garson mines are typical fault-related deposits exhibiting characteristic "contorted schist inclusion sulphide" in the main shear zone and "inclusion massive sulphide" as discontinuous lenses in adjacent metavolcanic rocks.

2) Footwall deposits are zones of sulphide mineralization in the form of stringers, veins, massive sheets and/or disseminated sulphide that have migrated from the base of the sublayer or Footwall Breccia and penetrated deeply into the footwall rocks. In some instances the mineralization is associated with extensive zones of thermal-metamorphosed Sudbury Breccia, which may have acted as a conduit for the mineralizing fluids. Quartz diorite pods are sometimes associated with the highly thermally metamorphosed Sudbury Breccia zones.

3) Offset Dyke deposits are intimately associated with radial and concentric dykes that have penetrated the footwall rocks. The Frood-Stobie mine is the largest of the Offset deposits. This mine lies within the South Range Breccia Belt and is situated about 2 km into the footwall. The mineralization occurs as disseminated to massive sulphides within the dykes. The massive sulphide bodies are often rimmed by a halo of disseminated material and are often found associated with one of the contacts of the dyke with the surrounding footwall. The Copper Cliff and Worthington radial offset dykes host major zones of sulphide mineralization containing high levels of PGM's. A new orebody in the Copper Cliff dyke, the Kelly Lake Deposit, is estimated to contain a resource of over 10 million tonnes at a grade of 1.77% Ni, 1.34% Cu and 3.6 g/t PGM. At the Totten mine on the Worthington Offset, Inco announced a new discovery in 1999. This is high-grade mineralization and the reported highest grade intersection assayed 3.6% Cu, 3.2% Ni and 5.7 g/t PGM's over a core length of 16 m.

During the year Aurora prepared a complete compilation and estimate of the total tonnages and grades of remnant mineralization remaining in the old Falconbridge and East Mines and within the Joint Venture Property at the time of closure. The reported tonnages are as follows:

Falconbridge Mine (Proven) - 1,319,100 tons @ 1.56% Ni, 0.91% Cu and 0.067% Co
East Mine (Proven) - 330,700 tons @ 1.27% Ni, 0.94% Cu and 0.058% Co

TOTAL (Proven) - 1,649,800 tons @ 1.50% Ni, 0.90% Cu, 0.065% Co

Falconbridge Mine (Possible) - 411,500 tons @ 1.32% Ni, 0.65% Cu and 0.057% Co

East Mine (Possible) - 161,100 tons @ 0.97% Ni, 0.84% Cu and 0.045% Co
- 216,400 tons @ 1.35% Ni, 0.86% Cu and 0.062% Co

TOTAL (Possible) - 789,000 tons @ 1.26% Ni, 0.75% Cu and 0.056% Co

These tonnages have been identified from the Falconbridge Mine and the Falconbridge East Mine records and represent tonnages from active stopes and various reserve categories used at the time of mine closure. Possible reserves include: "mineralization for which quantitative estimates are based on widely-spaced diamond drill intersections and where continuity is assumed from reasonable geological indications". The NIR category (Not In Reserve) includes: "formerly reserve blocks in either the Proven, Probable or Possible categories, which have been withdrawn from the reserves for economic reasons or for mine-planned support pillars due to anticipated ground stability problems. These reserves may or may not be recoverable".

These estimates should be treated as unverified historical estimates, not made in accordance with the CIM Standards as referred to in the Companion Policy 43-101CP to NI 43-101.

DRILLING

FOOTWALL PROJECT

Exploration work carried out by Falconbridge Ltd. as operator of the Footwall Project in 2002 consisted mainly of diamond drilling and borehole UTEM surveys. A total of six holes were completed with one hole in progress at year end for a total of 4,880 metres. Fourteen drill holes were surveyed with the BHUTEM System. During 2002, drilling was concentrated in the western part of the Property between the Inco - Garson Mine to the west and the Falconbridge Mine and in the eastern part of the Property on the down-plunge projection of the Cryderman mineralization from the east.

In the western part of the Property, three drill holes were drilled and UTEM geophysical surveys were carried out, however, no mineralization of economic significance was intersected.

In the area between the Falconbridge and East Mines, hole F-301 was drilled to a depth of 1,200 m in norite. From 999.6 m and for a 21.4 m interval variably sheared sub-layer with weak sulphide mineralization (0.50% Ni and 0.43% Cu including 0.70% Ni and 0.4 % Cu across 4.8 m at the SIC contact) was intersected.

In the eastern part of the Property, contact-type mineralization in the adjoining Inco ground to the north projects down-plunge into the Footwall Project ground and offers exploration potential (Cryderman Central and Cryderman East mineralization). An exploration drill hole put down in this area in 2001 by the Option / Joint Venture detected a strong borehole UTEM geophysical anomaly which was considered to reflect the down-dip extension of the Cryderman East mineralization on the Option / Joint Venture ground.

Compilation work by the Company also indicated that exploration drifts on the 6,000 and 6,400 levels of the Falconbridge East Mine (within the Option / Joint Venture ground) intersected the projected down-dip extension of the Cryderman Central mineralized zone and cut 1.56% Ni + 0.67 Cu and 6.7 feet (true thickness) for an intersection of 137 feet. This average is based on panel samples taken at the drift face of each round. The zone is considered open to the east and both up and down-dip.

Both the Falconbridge and the Falconbridge East Mine mineralization are considered to be open at depth within the Option / Joint Venture ground based on compilation work by the Company. Previous drilling by Falconbridge below the East Mine workings (6,400 foot level) confirmed the continuation of the mineralization for an additional 300 feet and the deposit is considered to remain open. Drill intersections below the 6,400 level suggest that the mineralization is strengthening in grade with the thickness greater than the mine average during previous operations. Historical underground exploration drilling records report high grade copper intersections in the footwall rocks south of the contact within the Option/Joint Venture ground. These may represent remobilized footwall or contact mineralization and additional drilling will be required to further evaluate the potential for footwall-type mineralization in this area.

FOY OFFSET PROPERTY

The Foy Property covers most of the Foy Offset, however, it also contains the volume of rock lying below Nickel Lake which in turn is surrounded by the Aurora - Inco Nickel Lake Option / Joint Venture. As a result, most of the drill holes penetrate both the Foy Property (Falconbridge Option / Joint Venture) beneath Nickel Lake and the surrounding Aurora - Inco Nickel Lake Option / Joint Venture. Seven holes totalling 4,342.3 m were drilled as part of the Foy Property Project in 2002.

Drill hole NÉ-03-03 was up-wedge from the 323 m mark of NÉ-03-02 which intersected its target area 30 m above the intersection in NÉ-03-02, however, no mineralization was intersected in NÉ-03-03.

Drill holes NÉ-05 and NÉ-08 were collared on the Nickel Lake (Inco) Joint Venture ground for the purpose of testing targets below Nickel Lake (Claim 5622 SWS). No mineralization of economic

significance was intersected in NÉ-08, however, NÉ-05 intersected 1.89 m of semi-massive inclusion bearing sulphides from 445.47 m to 447.36 m averaging 1.43% Ni, 0.27% Cu and 417 ppb Pt + Pd, approximately 50 m northwest of the NÉ-03 / NÉ-04 section.

NÉ-06 was a 50 m stepout from the NÉ-03 / NÉ-04 section and intersected 7.50 m of semi-massive sulphides between 442.34 m and 449.84 m, averaging 0.91% Ni, 0.28% Cu approximately 50 m southeast of the NÉ-03 / NÉ-04 section. A shorter 3.07 m section from 442.34 to 445.41 m assayed 1.79% Ni and 0.27% Cu.

No mineralization of economic significance was intersected in holes NÉ-07, NÉ-16 and NÉ-17.

In addition to the drilling carried out at Nickel Lake, all of the available historical exploration and drilling information for the Foy Option / Joint Venture Properties was compiled.

NICKEL LAKE PROPERTY

Mineralization on the Nickel Lake Property occurs as zones, lenses and veins of massive and semi-massive sulphide minerals, mainly pyrrhotite, pentlandite and chalcopyrite in localized areas of the Foy Offset dyke. The Nickel Lake Zone mineralization, on the northeast side of Nickel Lake, was discovered in 2001 by drilling of an electromagnetic conductor at depth down-dip and northwest of the Inco Limited WD 150 deposit. This mineralization was intersected initially in drill holes NI-03, NI-03-01 and NI-03-02. Borehole UTEM surveys indicated a conductive plate coincident with the mineralization in hole NI-03-02. An additional conductive zone to the east was also indicated.

In June 2002 drill hole NI-03-02 was extended 176 m to a final depth of 723 m within the hanging wall granites. From 581.22 m to 596.61 m, 15.39 m of massive sulphide assaying 0.83% Ni, 0.76% Cu, 0.02% Co, 0.51 g/t Pt, 0.52 g/t Pd and 0.12 g/t Au was intersected. A vertical hole NI-09, cut mineralization between 426.80 m and 447.10 m with the better part of the interval being 11.30 m grading 0.91% Ni, 0.91% Cu, 0.04% Co, 0.52 g/t Pt, 0.48 g/t Pd and 0.17 g/t Au from 435.80 m to 447.10 m. Two deeper zones were intersected at 519.90 m and 666.40 m. At 519.90 m, 0.70 m assayed 0.50% Ni, 3.53% Cu, 0.01% Co, 0.83 g/t Pt, 0.83 g/t Pd and 0.28 g/t Au while at 666.40 m, 1.90 m assayed 0.70% Ni, 1.15% Cu, 0.02% Co, 0.30 g/t Pt, 0.31 g/t Pd and 0.16 g/t Au. An up-wedge, NI-03-03, from NI-03-02 attained the desired elevation difference of 30 m, however, no sulphide mineralization was intersected.

Since May, 2002 Aurora drilled additional holes on the Nickel Lake Option / Joint Venture Property. Hole NÉ-12 was a vertical hole designed to test for down-dip extensions of the Ni-Cu sulphide mineralization intersected in hole NÉ-01 on the north side of Nickel Lake. Semi-massive sulphides, considered to be correlative with mineralization in NÉ-01, were intersected between 164.15 m and 169.35 m. The mineralization averaged 0.74% Ni, 0.21% Cu, plus 152 ppb Pt and 114 ppb Pd across 5.20 m and is considered to be the eastern extremity of a near-offhole borehole UTEM conductive plate identified by a UTEM survey in hole NÉ-12.

NÉ-13 and NÉ-14 were drilled to test the down-plunge extension of an embayment on the north side of the Foy Offset Dyke. No mineralization of significance was intersected in either hole. A short vertical hole, NÉ-15, within the same embayment intersected approximately 18 m of dyke rock within the embayment before passing into granite. From 0 m to 17.87 m this hole averaged 1.69% Ni, 0.43% Cu, 0.07% Co, 0.64 g/t Pt, 0.88 g/t Pd and 0.23 g/t Au.
Previous work by Inco and current work by the Company in the Nickel Lake Property and the Falconbridge Option / Joint Venture Foy Property has indicated a section of the Foy Offset Dyke that is mineralized over a length of about 2 km. This mineralized section extends from Inco's WD-150 Ni-Cu sulphide deposit in the southeast, through the Aurora discoveries on the northeast and north sides of Nickel Lake (Holes NÉ-01, -02, -04, -15, for example), the low grade mineralization in hole NÉ-12 and the indicated near-offhole UTEM conductive plate to the mineralization further west-northwest at Foster Lake.

SAMPLING AND ANALYSIS

For the Footwall Project drilling program, Falconbridge reports that the sampled core is sawn in half, with one half of the core submitted to Lakefield Research for analysis and the other half retained for comparative purposes.

Falconbridge analyzes all samples for Ni, Cu, Pt, Pd, Au, Ag, Co and sulphur with a few selected samples being analyzed for lead and zinc. Samples are crushed and pulverized by Lakefield with reject material retained at Lakefield for 90 days and then returned for long-term storage at Falconbridge.

Falconbridge utilizes Lakefield Research, a laboratory that is accredited to the ISO-IEC Guide 25 Standard for specific registered tests. Falconbridge has not commented on its security procedures and handling of the sample material nor has Falconbridge reported on its quality control procedures, however, Falconbridge is the operator and the program is being operated within their technical standards. Falconbridge is using reputable certified labs for their analyses and as the Project advances to a resource development stage, the quality control procedures may need to be reviewed with Falconbridge.

For the Foy Project drilling program, all of the drill core is sawn in half with a diamond saw. Half of the drill core is sampled in one-metre intervals for disseminated mineralization and one-half metre intervals for massive mineralization. The remaining half of the core is stored in a secure location at the Company's exploration office, 1988 Kingsway, Sudbury, ON.

Lithogeochemical samples taken by Aurora are panel samples or channel samples collected during mapping and prospecting to be representative of an outcrop. Channel samples are cut with a diamond saw in trenching programs.

At the Foy and Nickel Lake Projects, samples are dried, crushed and approximately 250 grams are pulverized to pass 75 microns at ALS Chemex's preparation facility in Mississauga, Ontario. Pulps are shipped to their laboratory in Vancouver, B.C. for analysis. Gold, platinum and palladium are analyzed by fire assay with an ICP finish. A gravimetric assay is done for gold values greater than 1000 ppb. Silver, copper, nickel and cobalt are initially digested in a partial extraction by aqua regia digestion and analyzed by atomic absorption. For values greater than 10,000 ppm a total digestion with atomic absorption finish is undertaken.

The Company has implemented a quality control program to ensure best practice in the sampling and analysis of the drill core. This ISO 9001: 2000 registered laboratory is actively pursuing ISO 17025 certification under CAN-P-1579 "Guidelines for Accreditation of Mineral Analysis Testing Laboratories". In addition to the laboratory's internal analysis of accuracy and precision, Aurora submits standards for analysis of accuracy of the results.

Sample duplicates are taken in all of the company's drill programs with a duplicate being taken every 40th sample. Also randomly selected pulps are selected and sent to a second certified lab for analysis. Approximately 5% of all samples are checked in this fashion.

SECURITY OF SAMPLES

The drill core and lithogeochemical samples are transported in security-sealed bags for preparation at ALS Chemex in Mississauga, Ontario.

MINERAL RESOURCE AND RESERVE ESTIMATES

There are no mineral resource or mineral reserves defined within the Technical Reports that are in accordance with the CIM Standards as referred to in the Companion Policy 43-101 CP to National Instrument 43-101.

MINING OPERATIONS

The Projects are currently at an exploration stage and there are no active mining operations on the Properties at the present time.

EXPLORATION AND DEVELOPMENT

At the time of preparation of the Technical Report for the Footwall Project, there was no finalized exploration program or budget for the 2002 year. The technical committee for the Footwall Option / Joint Venture has been considering various program proposals and budgets for 2003, however, no program or budget has been finalized.

Previous work by Inco and current work by the Company on the Nickel Lake Property and the Falconbridge Option / Joint Venture Foy Property have indicated a section of the Foy Offset Dyke that is mineralized over a length of about 2 km. To continue the evaluation of the Foy Offset Dyke within the Foy Property (Falconbridge Option / Joint Venture) and the Nickel Lake Property (Inco Option / Joint Venture), exploration programs with budgets of $931,000 and $138,500 respectively, are planned for the two Properties.

QUEBEC EXPLORATION PROJECTS

The Company has three Exploration Projects in the Ville Marie area of western Quebec. Information on the Quebec Exploration Projects set out herein has been obtained from the technical reports entitled "Technical Report for Aurora Platinum Corp. on the Midrim Project, Laverlochère, Quebec", "Technical Report for Aurora Platinum Corp. and Hinterland Metals Inc. on the Belleterre Project, Laverlochère, Quebec" and "Technical Report for Aurora Platinum Corp. on the Geoffroy Project, Laverlochère, Quebec" all prepared by L.D.S. Winter, P.Geo., and dated February 6, February 5 and February 10, 2003, respectively.

PROJECT DESCRIPTION AND LOCATION

The Midrim, Belleterre and Geoffroy Projects are located in the Ville Marie area of western Quebec, south of the Rouyn-Noranda Mining Camp. The Projects are centred in Baby township, Témiscamingue County, Quebec approximately 25 km east of Lake Témiscamingue and the Quebec-Ontario Province border at 79°-14'W longitude; 47°-28'N latitude.

The Midrim Property consists of 17 claims totalling 723 ha under option from 9034-9473 Quebec Inc. The Belleterre Project is comprised of 72 claims (2,880 ha) under option from Hinterland Metals Inc. The Geoffroy Property totals 158 staked claims owned 100% by the Company.

Midrim Option Agreement

Aurora signed a letter agreement (the "Midrim Option Agreement") dated June 12, 2000 with 9034-9473 Quebec Inc. (the "Midrim Vendor") wherein the Midrim Vendor granted Aurora the option to acquire a 70% interest in 17 unpatented claims (the "Midrim Option Property"). The Company will earn a 70% interest by making cash payments of $200,000 to the Midrim Vendor, issuing $200,000 worth of shares to the Midrim Vendor and spending $1.2 million on exploration over a three-year period as follows:

Date	**Cash Payment**	**Value of Shares To Be Issued**	**Exploration Expenditures**
August 21, 2000	$50,000	$50,000	-
August 21, 2001	$50,000	$50,000	$200,000
August 21, 2002	$50,000	$50,000	$500,000
August 21, 2003	$50,000	$50,000	$500,000

Date	Cash Payment	Value of Shares To Be Issued	Exploration Expenditures
Total:	**$200,000**	**$200,000**	**$1,200,000**

All cash payments and shares to be issued have been made up to August 21, 2002 and the Midrim Vendor has been notified that over $1.2 million in exploration expenditures have been made. Once Aurora has earned a 70% interest, the Midrim Vendor has 60 days to decide to participate in further exploration on a pro rata basis, dilute or elect to sell its interest subject to Aurora's first right of purchase. If the Midrim Vendor dilutes to less than a 10% interest it will transfer its interest to Aurora and retain a 2% Net Smelter Return Royalty. Aurora will have the right to purchase for $2 million a 1.5% Net Smelter Return Royalty from the Midrim Vendor which will retain a 0.5% Net Smelter Return Royalty.

Belleterre Option Agreement

Aurora signed a letter agreement (the "Belleterre Option Agreement") dated October 5, 2000 with Hinterland Exploration Ltd., now Hinterland Metals Inc. (the "Belleterre Vendor") evidencing an intention to enter into an agreement to acquire a 70% interest in 72 unpatented claims (the "Belleterre Property"). The Company will earn its 70% interest by making cash payments of $125,000, issuing shares to the Belleterre Vendor with a value of $350,000 and spending $1.5 million on exploration over a four year period as follows:

Date	Cash Payment	Value of Shares To Be Issued	Exploration Expenditures
October 16, 2000	$25,000	$70,000	--
October 16, 2001	$25,000	$70,000	$100,000
October 16, 2002	$25,000	$70,000	$200,000
October 16, 2003	$25,000	$70,000	$400,000
October 16, 2004	$25,000	$70,000	$800,000
Total:	**$125,000**	**$350,000**	**$1,500,000**

All cash payments and shares to be issued have been made up to October 16, 2002 and the Belleterre Vendor has been notified that over $1.5 million in exploration expenditures have been made. Once Aurora has earned its 70% interest, the Belleterre Vendor has 60 days to decide to participate in further exploration on a pro rata basis, dilute or elect to sell its interest. Aurora has first right of purchase. If the Belleterre Vendor dilutes to a 10% interest, its interest will convert to a 10% interest in net proceeds from the Belleterre Property. If Aurora's interest dilutes to 10%, it will transfer its interest to the Belleterre Vendor in exchange for a 10% interest in net proceeds. Aurora can elect to purchase the Belleterre Vendor's net proceeds interest by paying an amount equal to 20% of the expenditures incurred on the Property, payable in any combination of cash or shares.

The Belleterre Property is also subject to a net smelter royalty of 2.5%. Aurora is required to make, as advance payments towards the royalty, annual payments of $10,000 commencing 60 days after Aurora receives a positive feasibility study on the Belleterre Property. Aurora has the right to purchase 1.5% of the royalty by paying $1.5 million to the royalty holders, who would retain the remaining 1.0% of the Royalty.

ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

The city of North Bay, Ontario is approximately 400 km north of Toronto at the intersection of Provincial Hwys #11 and #17. New Liskeard is on Hwy #11, 150 km north of North Bay and from here Ontario Hwy #65 leads east to the Quebec border and Notre Dame du Nord, Quebec, a distance of 26 km. Ville Marie, Quebec, is 30 km to the south on Quebec Provincial Hwy 101 with provincial roads 382 and 391 leading northeast from Ville Marie via Laverlochère to the Property, a distance of approximately 30 km. The area is also accessible from North Bay via Ontario Provincial Hwy 63 to Témiscamingue,

Quebec, a distance of 66 km and then north on Quebec Hwy 101, 85 km to Ville Marie. The city of Rouyn-Noranda is approximately 130 km north of the area and provides road and air service to Montreal and Quebec City.

The Baby township area has moderate relief ranging between 200 m to 300 m above sea level. It is mainly forested with birch, poplar, alder and coniferous trees interspersed with small farms on parts of the Properties. The forested areas are mainly on rocky ridges and in low-lying ground while the cultivated areas occupy the flatter, better drained areas.

The climate is cold temperate, characterized by very cold winters and warm summers. Temperatures range from -20°C to +20°C with extremes to +30°C and -30°C.

HISTORY

The earliest recorded exploration from the files, reports and geoscientific data available from the Quebec Ministry of Natural Resources on the Midrim Property was by the Acme Gas & Oil Co. Ltd. in 1965. Subsequently, the Midrim Mining Co. Ltd. optioned an 800 acre property which included the Roy and Boyce claims where the Midrim zone is located. Aurora optioned the Midrim Property in June 12, 2000 from 9034-9473 Quebec Inc.

Acme Gas & Oil Co. Ltd. carried out geophysical surveys and diamond drilling on the Lang and Roy claims in 1965 and 1966. The Midrim Main Zone was discovered in 1967-1968 by Midrim Mining, which carried out a program of geological mapping, geophysical surveys, trenching, bulk sampling and drilling which consisted of 15,100 m in 105 holes. An IP survey was done on the Roy claims in 1972.

Historical drilling on the Property is not considered relevant to this assessment because of the difficulty in accurately locating the old drill holes and the paucity of dip and azimuth test data. Consequently, it is almost impossible to accurately integrate the old data with the recent drilling by the Company.

The following resource estimates for the Midrim deposit have been published;

a) 420,000 tons (380,940 metric tonnes) at 0.85% Cu, 0.62% Ni, 0.044 oz/t (1.51 g/metric ton) Pt-Pd; Canadian Mines Handbook, 1969-1970, Northern Miner Press.

b) 428,300 tons (388,500 tonnes) at 0.7% Cu, 0.46% Ni and $2/t platinum metals; Northern Miner, March 19, 1970.

c) 268,845 tons (243,842 tonnes) at 0.875% Cu, 0.639% Ni; R. Kit, April 12, 1977, Report to Royco Mining Co. Ltd.

These resource estimates should be considered as unverified historical estimates not made in accordance with the CIM Standards as referred to in the Companion Policy 43-101 CP to National Instrument 43-101.

The exploration history of the Belleterre Project area is based on files, reports and geoscientific data available at the regional office of the Quebec Ministry of Natural Resources in Rouyn-Noranda, Quebec. The earliest recorded exploration work within the boundaries of the Belleterre Project dates to 1948 and has continued sporadically to the present date. Most of the previous work was centred on four areas corresponding to the Alotta, Patry, Delphi and Zullo mineral showings.

The Alotta showing, about 1.6 km southwest of Midrim consists of a small showing on the south shore of Petit Lac Long in Lots 17, 18 and 19, Range IV. It was drilled in 1988, with intersections of up to 35 m averaging 1.76% copper and 1.55% nickel (Northern Miner, May 2, 1988) from a body of Ni-Cu sulphides hosted by a small gabbro. At that time, a total of 52 holes were drilled evaluating the body and the surrounding area.

Previous work in the Geoffroy Project area has consisted of limited exploration for Ni-Cu sulphide mineralization similar to that found at the Midrim and Alotta deposits to the south. Between 1962 and 1967, Voyageur Explorations Ltd. and Soquem Inc. held almost all of the northern part of Baby township and carried out geological mapping, magnetic surveys, electromagnetic and geochemical surveys. Follow-up work included trenching and several drill holes. No mineralization of economic significance was reported from this work.

GEOLOGICAL SETTING

The Project area is located in the Belleterre - Angliers greenstone belt, part of the Pontiac Subprovince in the eastern Superior Province of the Canadian Shield. Belleterre - Angliers is the southern most of the Superior Province greenstone belts, lying just south of the Abitibi greenstone belt and north of the Grenville Front in the Témiscamingue area. Within the belt are a number nickel-copper-platinum-group-metal (Ni-Cu-PGM) sulphide occurrences associated with gabbroic intrusive rocks. These include the Midrim, Lac Croche, Alotta, Delphi, Patry, Lac Kelly, Lac Force and Lorraine deposits.

The Belleterre - Angliers greenstone belt appears to have been disrupted into three separate fragments, the Baby, Belleterre and Lac des Bois. Contacts with younger Pontiac group metasediments (accretionary wedge) and older tonalites are sheared. The Pontiac metasediments dip beneath the Baby segment (Baby Group) north of Angliers and are tectonically interleaved with the intrusive rocks. The volcanic belt as a whole is surrounded by metasedimentary rocks and is therefore interpreted as a large nappe, up to 6 km thick in the Baby segment, above a mid-crustal duplex consisting of imbrecated metasediments and tonalites.

The main deformation events coinciding with imbrecation and nappe emplacement produced isoclinal folds with axial planes and F1 foliation oriented roughly east-west. A weaker deformation event is associated with extensional shearing on the flanks of domal structures (the Lac des Camps complex) as a result of crustal inflation during magma injection. The extensional movement associated with the uplift of the Lac des Quinzes Complex was primarily accommodated along major shear zones but also caused a "warping" of the easterly trending F1 folds about approximately northerly oriented F2 fold axes within the Baby Group.

The Baby Group consists mainly of metavolcanic rocks deposited on an oceanic plateau, which evolved into an island arc setting. Stratigraphically, lower unit komatiites, komatiitic basalts and iron formation are overlain by tholeiitic basalts, which in turn are overlain by calc-alkaline intermediate to felsic volcanics and volcaniclastic sedimentary rocks. Tholeiitic basalts and calc-alkaline volcanics are structurally implicated in the southern part of the Baby zone.

Zircon U-Pb dates from the felsic volcanic rocks range from 2682 Ma to 2686 Ma, while nearby tonalite - granodiorite plutons and tonalitic gneiss are somewhat older (2695 - 2704 Ma). Recent age dating by the Company (U-Pb) on the felsic volcaniclastic footwall to the Alotta gabbro and a quartz feldspar porphyry ("QFP") dyke cross-cutting the gabbro gave ages of 2712.5 +/- 0.3 Ma and 2705 +/-1.3 Ma respectively, indicating an older age for the supracrustal units.

Gabbros intrude the tholeiites and are compositionally similar to them. Both rock types have undergone a similar degree of deformation and metamorphism. The gabbros have been interpreted as the products of the interaction of a mantle plume with an island arc and may have been generated in a rifted arc setting.

EXPLORATION

Exploration work in the Midrim, Belleterre and Geoffroy Project areas in 2002 consisted of ground follow-up of airborne magnetic anomaly-targets with geochemical soil sampling, prospecting, preliminary mapping and lithogeochemical sampling of gabbros, when exposed, with some magnetic follow-up on targets of interest.

In addition, diamond drilling was carried out in the Lac Croche and Midrim Zone areas of the Midrim Project. Within the Belleterre Project, drilling continued on the Alotta and Patry Zones with drilling in 3 additional areas testing geophysical, geological and geochemical targets. At Geoffroy the main focus of drilling was the Geoffroy Deep Conductive Zone where 6 holes were completed. Three additional holes were drilled in the Geoffroy Project area testing MEGATEM II magnetic targets.

MINERALIZATION

At Midrim, multiple zones of massive to semi-massive and blebby to disseminated sulphides within a stock to dyke-like gabbro plunge along a 290° azimuth. The plunge steepens from 20° in the east to 45° or more in the west. The Company began work at Midrim in 2000 with outcrop stripping, ground magnetics, mapping and diamond drilling and this work has defined a number of mineralized zones including the #1 - #5, Midrim West, #6 and #6 Deep Zones.

The #1 Zone, which has its eastern limit at about line 30E consists of massive sulphides surrounded by a blebby to disseminated halo. Down-plunge, 100 m to the west the #5 Zone contains high - grade massive sulphide mineralization. These two massive sulphide zones are connected by blebby to disseminated sulphides and cross faults. Along trend to the west, an additional 60 m, is the Midrim West Zone where Ni-Cu-PGM mineralization is hosted in shear zones in felsic volcanic units. This remobilized mineralization probably represents the western extension of the #1 - #5 Zone.

Approximately 100 m north of the Midrim West Zone is a second gabbro stock-dyke with a steep north-dipping south contact and a sub-horizontal to shallow south dipping north contact. The shallow dipping north limb of the gabbro hosts the Midrim #6 Zone which consists of disseminated to blebby Ni-Cu-PGM sulphides over widths up to 10 m to 12 m immediately adjacent to the contact.

The mineralization in the #1 - #5 Zone appears to be open down-plunge to the west-northwest but is faulted off or comes to surface 30 m to 50 m east of the #1 Zone. The #6 Zone is only partially explored but appears to be open along strike and down-dip/plunge.

At Lac Croche, the mineralization is very similar to that in the Midrim Zones. Work to date suggests it is associated with a thin gabbro possibly a few tens of metres thick and dipping to the west. Although this gabbro disappears into a covered area to the north, there are a number of airborne EM anomalies along this trend, which may represent some continuation of this unit.

Aurora's program at Alotta within the Belleterre Project in January - April, 2001 relocated and partially defined the sulphide zone originally drilled in the 1980's. The Alotta Zone appears to be controlled by the intersection of a shear trending 290°, the 45° south-dipping felsic-gabbro contact and a steeply west-dipping and north-striking fault zone with the mineralization being discordant to the contact and occurring in both the gabbro and the footwall felsic units. The mineralized zone is on the north contact of a 290° trending gabbro stock/dyke.

The Alotta Zone is lens-shaped, with a long dimension of about 80 m and a maximum width of 15 m. It dips south at about 45°-70° and plunges steeply southwest. The bottom 30-40% of the lens is massive sulphide averaging 2-3% Ni+Cu and 1-2 g/t PGM's. This material grades upwards into blebby to disseminated sulphides grading about 1% Ni+Cu plus 1 g/t PGM's.

In the Patry showing, massive sulphide as well as stringer and disseminated to blebby Ni-Cu-PGM mineralization is associated with an axial plane parallel shear and the keel of a multi-phase gabbro dyke-like body plunging to the west. This area shows strong chlorite and iron carbonate alteration and, at least in part, the mineralization is considered to be of the shear-hosted, remobilized type.

Mineralization in the Midrim, Alotta and Patry Zones consists of pyrrhotite, pentlandite, chalcopyrite,

violarite, pyrite and magnetite with occasional minor sphalerite. PGM minerals are associated with the sulphides. The sulphides occur in a variety of textures ranging from massive to semi-massive, blebby to disseminated, to foliation-controlled stringer mineralization. Usually the mineralization is associated with strong chlorite alteration with carbonate and/or quartz and/or hematite stringers. The disseminated to blebby sulphides occur within the gabbro and may be primary mineralization in a zone more or less conformable with the contacts. The massive to semi-massive sulphides appear to be structurally controlled and are probably at least in part remobilized. Some structurally controlled massive sulphide zones are completely contained in the clastic QFP unit and usually show sericitic to chloritic alteration plus disseminated pyrite adjacent to the massive sulphides.

DRILLING

Drilling continued at Midrim in a series of stages throughout the year. The main areas targeted were the Lac Croche mineralization, the Midrim #1 - #5 Zone area, the #6 Zone and the #6 Deep Zone. A total of 3,757 m in 19 holes was completed during the year.

At Lac Croche, three holes were completed, however, no mineralization of economic significance was intersected. During July, six short holes were completed along the south edge of the Midrim #1 - #5 Zone in order to better define the southern limits of the known mineralization in this area. Two holes were completed in September on the Midrim #6 Zone. Hole MR-02-90 intersected 5.44 m of Ni-Cu sulphide mineralization between 95.46 m and 100.90 m within gabbro adjacent to the gabbro QFP contact. Anomalous Ni-Cu mineralization was intersected in the second hole, MR-02-91, again adjacent to the gabbro volcaniclastic QFP contact and across 2.5 m.

Much of the drilling in 2002 was concentrated on the #6 Deep Zone with two holes being deepened and five holes being drilled attempting to evaluate the deep zone Ni-Cu mineralization. The drilling of the #6 Deep Zone, in conjunction with the borehole geophysical survey and a re-interpretation of the data suggests, that at least in part, the #6 Deep Zone may be trending north-south. Hole MR-02-82 intersected two zones of sub-economic grade Cu-Ni mineralization within the gabbro at 423.45 m and at 487.54 m. Geophysical surveys in hole MR-02-82 and the adjacent holes suggest the presence of a chargeability - conductivity zone in this area, however, additional work is required to further delineate this zone.

The Alotta drilling program was carried out during March 2002 and again in November 2002 with all the holes being drilled in an area extending 500 m south from Petit Lac Long from line 10+00W to line 17+00W. The majority of the drilling was done immediately south of Petit Lac Long to test for extensions of the Alotta Ni-Cu-PGE mineralization to the northwest, southeast and down-plunge. Twelve holes for a total of 2,178 m were drilled in the Alotta area in 2002.

No significant mineralization was intersected in holes BT-02-50 to BT-02-58 testing for extensions of the Alotta mineralization to the west and southeast. However, holes BT-02-67, BT-02-69 and BT-02-70, drilled to test the down-plunge extension of the Alotta Zone to the south indicated the presence of sub-economic grade Ni-Cu mineralization at the lower gabbro-QFP contact approximately 200 m below the bottom of the Alotta Zone. Additional drilling is required to further evaluate this zone.

Drilling in the Delphi-Patry area took place in 3 areas: Delphi North, the Patry area and Patry south, respectively located 1500 m, 2500 and 3000 m south of the Alotta Zone.

The Patry drilling was designed to test the down-plunge, western extension of massive and disseminated to blebby sulphides (pyrite-pyrrhotite-chalcopyrite-pentlandite) in a strongly chloritized and carbonatized gabbro and an associated shear zone intersected in the 2001 program in hole BT-01-36 and a second hole BT-01-40, drilled parallel to BT-01-36 and 30 m to the west. Subsequently borehole geophysical work (IP and Mise-à-la-masse) indicated that the mineralization in the two holes was connected and that the mineralization was trending about 290° and plunging in the same direction.

Mineralization in the Patry area is similar to that at Alotta and consists of pyrrhotite, chalcopyrite, pyrite

and pentlandite. The mineralization varies from massive to semi-massive to blebby, to disseminated to foliation-controlled stringers.

In summary, it is considered that the 2002 drilling has shown the extension down-plunge of the Patry Zone to the west as well as the presence of either the same mineralized gabbro body to the west or additional gabbros over a strike length of at least 400 m (line 4E to line 8E - the Patry showing area). Additional work is planned to further investigate the potential of this zone of mineralization.

Hole BT-02-59 was drilled at Delphi North (1,000 m north of Patry) to test a combined magnetic, IP humus geochemical anomaly coincident with the southern contact of the Delphi North gabbro. A magnetic gabbro dyke/sill and sulphide-bearing felsic volcaniclastic units were intersected, however, no mineralization of economic significance was encountered. North of hole BT-02-59, hole BT-02-60 intersected gabbro and volcaniclastic QFP, however, no zones of mineralization of economic interest were encountered.

Airborne anomaly AB46 lies approximately 950 m east-southeast of the Patry showing with three holes totalling 603 m being drilled to test an airborne EM/magnetic zone. Anomaly AB10 is located 1,200 m west-southwest of the Patry Zone and 3 holes for a total of 456 m were drilled testing targets defined by airborne geophysics, prospecting and soil geochemical survey results.

In the AB10 anomaly area, no mineralization of economic significance was intersected in the three holes drilled with the two main lithologies intersected being mafic and komatiitic volcanic flows.

The three holes drilled in the AB46 anomaly area intersected three main rock types: mafic and komatiitic flows and gabbro dykes or sills. No mineralization of significance was intersected in the three holes and the airborne anomalies are probably explained by the presence of strongly sheared and altered komatiite.

In the Geoffroy Project, a re-evaluation of the MEGATEM airborne magnetic and electromagnetic surveys indicated the presence of a possible deep conductive zone trending north-south east of Lac Long and commencing approximately 2 km north of the Midrim Zone of mineralization in the adjacent Midrim Project area. The conductive zone was considered to be at a depth in the order of 600 m, to have a width of 1 km and to extend for approximately 6 km north-south. It is located in an area where north-south and north-northwest trending structures intersect.

Six drill holes, GR-02-01 to GR-02-06 inclusive, were completed during 2002 testing the potential of the Geoffroy deep conductive zone. The drilling indicated the presence of two main lithologic units in the area, an older magnetic ferrogabbro and a younger, probably layered, mafic-felsic complex ranging in composition from gabbro / monzogabbro to syenite / quartz syenite.

Two drill holes, GR-02-04 and GR-02-06 in the north-central part of the deep conductive zone, were tested with borehole IP and also borehole EM in the case of GR-02-02 and GR-02-04. Although minor amounts of finely disseminated copper sulphide mineralization have been identified in some of the holes, no mineralization of economic significance has been intersected in any of the drill holes that probed the Geoffroy deep conductive zone.

In the southwestern corner of the Geoffroy Project area, the airborne surveys identified a bipolar airborne magnetic anomaly which was labeled Anomaly AG18. Two holes were drilled into this target, one directed to the south and the other to the north. The hole drilled from north to south intersected QFP volcaniclastics and a major deformation zone but no mineralization of significance. The hole drilled from south to north intersected a gabbro but again with no mineralization of economic significance.

Approximately 2 km to the north of Anomaly AG18, drill hole AG-14 was drilled evaluating a magnetic anomaly. This hole intersected QFP volcaniclastic units but no mineralization of economic significance.

SAMPLING AND ANALYSIS

For the Midrim, Belleterre and Geoffroy drill programs, all the cores are logged and zones of mineralization are sampled, with most sample lengths being 1.0 m. However, as geological conditions dictate shorter sample lengths are taken and some longer ones up to 1.5 m are also taken. Core is split longitudinally with a diamond saw with half being sent for assay while the remaining half of the core is stored at the office/core storage in Laverlochère. Aurora has a quality control program in place to ensure best practice in the sampling and analysis of the drill core. The material from each sample is placed in a new plastic bag and then sealed after which, depending on sample size, approximately 30 samples +/- are placed in a large rice bag that is in turn sealed. Company personnel transport the samples to Les Laboratoires XRAL (a division of the SGS Group), Rouyn-Noranda, Quebec. The laboratory is preparing for ISO 17025 certification and has participated for the last 2 years in the CANMET-PTP-MAL round robin program.

Samples are dried if necessary and crushed to 90% passing -10 mesh at XRAL's preparation facility. Gold, platinum and palladium are analyzed by fire assay with the DCP finish and a gravimetric assay is done for gold values greater than 1000 ppb. Silver, copper, nickel and cobalt are determined by atomic absorption finish after total digestion of the sample.

In addition to the laboratory's internal analysis of accuracy and precision, 5% of the pulps are retained and sent to a second lab for analysis of precision. As a further check, every 40th drill core sample is quartered with one quarter of the sample being sent to a second lab for analysis.

SECURITY OF SAMPLES

The drill core and lithogeochemical samples are transported in security-sealed bags for preparation and analysis at XRAL in Rouyn-Noranda, Quebec.

MINERAL RESOURCE AND RESERVE ESTIMATES

There are no mineral resources or mineral reserves defined.

MINING OPERATIONS

The Project is at an exploration stage, hence there are no mining operations on the Property.

EXPLORATION AND DEVELOPMENT

The immediate goal of the 2003 exploration program is to continue the drilling programs on the known zones of mineralization at Midrim, Alotta and Patry and to test new targets identified by the MEGATEM II airborne magnetic/electromagnetic survey and the associated ground follow-up work. A 3,000 m diamond drilling program for the Midrim Project, as part of a larger exploration initiative, has been prepared by the Company. The total estimated cost for this program is $339,000. For the Belleterre Project, a program with an estimated budget of $570,000 containing 6,000 m of drilling is proposed. A $232,300 program with 1,000 m of drilling is planned for the Geoffroy Project.

HUMAN RESOURCES

In order to carry out its business activities, the Issuer retains approximately 15 people on either a consulting or contract basis. Aurora also engages various other independent contractors from time to time to supply work on specific projects and property programs.

ITEM 5: SELECTED FINANCIAL INFORMATION

5.1 (a) Annual Financial Information

	FISCAL YEARS ENDED		
	December 31, 2002	December 31, 2001	December 31, 2000
Loss	$ (1,256,548)	$ (1,377,493)	$ (365,468)
Loss Per Share (1)	(0.07)	(0.10)	(0.26)
Total Assets	22,994,208	10,690,098	8,082,668
Total Long Term Financial Liabilities (2)	3,376,879	605,000	0.00

(1) Fully diluted loss per share has not been presented, as it is anti-dilutive.
(2) Includes future income tax, deferred exploration advances and non-controlling interest.

5.1 (b) Quarterly Financial Information

	2002 FISCAL QUARTER ENDED			
	December 31	September 30	June 30	March 31
Loss	$ (508,511) (2)	$ (400,454)	$ (238,522)	$ (109,061)
Loss Per Share (1)	(0.03)	(0.02)	(0.01)	(0.01)

	2001 FISCAL QUARTER ENDED			
	December 31	September 30	June 30	March 31

Loss	$ (898,378)	$ (119,756)	$ (157,558)	$ (201,801)
Loss Per Share [1]	(0.06)	(0.01)	(0.01)	(0.02)

(1) Fully diluted loss per share has not been presented as it is anti-dilutive.
(2) The loss of $508,511 was reduced by $30,220, representing the gain recorded on the shares issued by Superior Diamonds Inc.

5.2 Dividend Policy

The Issuer has not, since its incorporation, paid any dividends on any of its shares and presently has no intention of paying dividends. The future dividend policy will be determined by the Board of Directors on the basis of earnings, financial requirements and other relevant factors.

ITEM 6: MANAGEMENT'S DISCUSSION AND ANALYSIS

OVERVIEW

During 2002, Aurora acquired a controlling interest in two exploration companies, Superior Diamonds Inc. and Lake Shore Gold Corp., by completing two separate acquisition agreements as described below.

On August 29, 2002 the Company completed an agreement with Superior regarding Superior's acquisition of interests in certain mineral claims and related rights (the "Kimberlite Assets") held by the Company in exchange for Superior issuing to the Company 13,150,000 common shares and 550,000 share purchase warrants. As a result, there was a change in management and Aurora obtained control with a 58% interest in Superior. The Company is using the consolidation basis of accounting in its current year balance sheet for presentation of its interest in Superior. The results of operations of Superior from September 1, 2002 have been consolidated with those of the Company.

On December 16, 2002 the Company completed an agreement with Lake Shore regarding Lake Shore's acquisition of interests in certain mineral claims and related rights (the "Mineral Assets") held by the Company in exchange for Lake Shore issuing to the Company 13,000,000 common shares and 550,000 share purchase warrants. As a result, there was a change in management and the Company obtained control with a 61% interest in Lake Shore. The Company is using the consolidation basis of accounting in its current year balance sheet for presentation of its interest in Lake Shore and will commence consolidation of the results of operations beginning in 2003.

In June 2002, John G. Paterson resigned as President and CEO of the Company and the Board of Directors appointed Daniel G. Innes (formerly Vice President, Exploration) as President and CEO and Dr. Michael J. Byron as Vice President, Exploration.

Management maintains a system of internal controls to obtain assurance that the Company's assets are safeguarded, transactions are authorized and financial information is reliable.

The Board of Directors is responsible for ensuring management fulfils its responsibilities. The Audit Committee reviews the results of the audit and the annual financial statements prior to their submission to the Board of Directors for approval.

The Company adopted the new recommendations of the Canadian Institute of Chartered Accountants regarding Stock-Based Compensation and Other Stock-Based Payments, effective January 1, 2002.

In the following discussion, comparisons to the historical year may not be meaningful due to the consolidation effect of Superior and Lake Shore.

Results of Operations

The losses for 2002 and 2001 were $1,256,548 or $0.07 per share and $1,377,493 or $0.10 per share, respectively. The $120,945 reduction in losses for the year ended December 31, 2002 reflects a gain on shares issued by Superior, a decrease in investor relations and office expense partially offset by stock based compensation expense, an increase in general exploration, and a reduction in interest income. In addition there were no resource property costs written off during 2002.

Consulting and management fees represent $172,000 (2001 - $96,000) in management fees paid to Southwestern Resources Corp. ("Southwestern") pursuant to administrative services agreements between Southwestern, Aurora and Superior, $196,237 (2001 - $140,025) in fees on account of consulting and management services provided by directors, officers and other consultants, and $79,900 (2001 – $172,374) in stock-based compensation expense relating to stock options issued to non-employees during 2002.

General exploration expense of $247,543 (2001 - $11,893) relates to $161,211 in stock based compensation expense for stock options granted to non-employees involved in exploration work and $86,332 in expenditures of a general reconnaissance nature that were charged to expense during the year.

Investor relations expense includes regulatory and transfer agent fees, the costs related to the printing and dissemination of shareholder information, and other investor relations activities. Investor relations costs amounted to $535,509 in 2002 compared with $694,437 in the previous year. The Company terminated an investor relations contract with a third party at the end of 2001, resulting in significantly lower costs in 2002.

Legal and accounting expenses amounted to $195,108 and $181,269 for the years ended December 31 2002 and 2001 respectively. Although Aurora's legal costs were lower in 2002, the decrease was offset by costs relating to the business reorganization of its subsidiary company Superior which amounted to $117,620.

Office expense decreased in 2002 by $25,141 due to a minimal amount of Part XII.6 tax incurred during the year relating to flow through expenditures compared to $46,462 in 2001.

During 2001, the Company abandoned the McDonough Property and wrote off resource property expenditures of $118,103. There were no resource property costs written off in the current year.

Travel costs of $34,754 (2001 - $13,936) reflect an increase due to corporate travel relating to project supervision and administration.

The Company earned $104,795 in interest during the current year. Interest amounting to $164,261 was earned in 2001.

The Company also recorded a gain on a deemed disposition of $30,220 as a result of a private placement done by Superior which reduced the Company's interest in Superior from 58% to 57%.

Financial Condition, Liquidity and Capital Resources

At December 31, 2002 the Company had working capital of $8.4 million compared to $2.1 million as at December 31, 2001. The increase in working capital of approximately $6.3 million is attributed to net proceeds of $10.6 million from share issuances completed by Aurora during the year combined with $2.6 million in cash acquired upon acquisition of Superior and Lake Shore. This was partially offset by resource property expenditures of $5.5 million ($5.2 million on a cash basis), operating expenses of $1.3 million, and additions to capital assets of $125,000.

On January 18, 2002, the Company closed a private placement of 235,292 units at $2.55 per unit for

gross proceeds of $599,995. Each unit consisted of one common share and one-half of a common share purchase warrant. Each whole share purchase warrant entitles the holder to buy one common share for a price of $3.00 until January 18, 2003 and for a price of $3.50 until January 18, 2004.

On August 6, 2002 the Company sold 823,500 non-flow through units and 1,420,400 flow through units at $3.65 per unit for gross proceeds of $8.2 million. Each non-flow through unit consisted of one non-flow through common share and one non-flow through common share purchase warrant. Each flow through unit consisted of one-flow through common share and one-half of a non-flow through common share purchase warrant. Each whole share purchase warrant entitles the holder to buy one non-flow through common share at a price of $4.75 until August 5, 2003. The agents were paid a commission of 7.5% of gross proceeds and received 224,390 broker warrants entitling the holder to purchase one non-flow through common share at a price of $4.05 until August 5, 2003.
As at December 31, 2002, the Company has spent $2,994,000 of the proceeds on exploration activities with the balance to be spent in 2003.

On September 3, 2002 Aurora closed a private placement of 115,000 units at $3.65 per unit for gross proceeds of $419,750. Each unit consisted of one common share and one share purchase warrant. Each warrant entitles the holder to buy one common share for $4.75 until September 2, 2003.

During the year, proceeds of $2.1 million were received on the exercise of warrants and employee stock options.

During 2002 resource property expenditures amounted to $5.5 million ($5.2 million on a cash basis) primarily relating to expenditures incurred on the Falconbridge Properties ($1.3 million); the Nickel Lake Property ($0.9 million); the Belleterre, Midrim, Geoffroy and Angliers Properties in Quebec ($1.3 million); and the AEM Projects ($0.9 million). In addition, expenditures on Superior and Lake Shore amounted to $0.3 million and $0.8 million.

In December 2002, the Company received $435,443, for exploration expenditures incurred on the Company's Quebec projects in 2001, pursuant to financial assistance programs established by the province of Quebec. The proceeds have been applied to the Midrim ($165,062), Belleterre ($177,661), and Angliers ($92,720) projects.

On May 8, 2002, the Company entered into an agreement with Inco Ltd. ("Inco") on 175 acres of patented mining claims surrounding Nickel Lake in Ontario. Under the terms of the agreement, the Company can earn a 60% interest in the Nickel Lake Property (the "Property") by spending $2 million over four years on exploration and issuing 75,000 shares to Inco. The Company can earn a further 10% by preparing at its expense a bankable feasibility study. Inco has the option to increase its interest to 70% by funding all the costs to bring the Property into commercial production, with the Company retaining a 30% interest.

On February 14, 2003, the Company entered into an agreement with Inco, defined as the Abitibi AEM Project, to acquire proprietary airborne electromagnetic, magnetic and ground follow-up data owned by Inco for the Abitibi project. Aurora and/or its subsidiaries, affiliates and joint venture partners must spend a total of $5 million over six years on the selection and follow-up of geophysical targets within an area of interest, with a commitment to incur $1 million in expenditures within the first year. Inco has the right to purchase any nickel, copper and platinum group metals and the right to either acquire a 50% interest in each property or receive a 1.5% net smelter return royalty to a maximum of $2.5 million and 0.75% thereafter on each mineral property developed.

The Company has a net future tax liability at December 31, 2002 of $1,332,727 resulting from the assignment of the tax deductibility of the related expenditures of the flow through funds raised between 2000 and 2002. As liability arises from transactions in the capital of the Company, the corresponding charge has been taken directly to deficit as opposed to being charged through operations.

The Company's current working capital position is sufficient to fund its planned exploration and meet ongoing obligations as they become due.

Outlook

The business of mineral deposit exploration and extraction involves a high degree of risk. Few properties that are explored are ultimately developed into production. At present, none of the Company's properties has a known body of commercial ore. Other risks facing the Company include competition, aboriginal rights, environmental and insurance risks, fluctuations in mineral prices, statutory and regulatory requirements, share price volatility and uncertainty of additional financing.

The Company expects to continue to focus its exploration activities in Ontario and Quebec. As opportunities present themselves, the Company will form additional alliances with third parties in order to reduce shareholder risk. As a mineral exploration company, the future liquidity of Aurora will be affected principally by the level of exploration expenditures and also by its ability to raise capital through the equity markets.

ITEM 7: MARKET FOR SECURITIES

The common shares of the Issuer are listed on the TSX Venture Exchange ("TSX Venture") under the symbol ARP. The Company is classified as a "Tier 1" company on the TSX Venture.

ITEM 8: DIRECTORS AND OFFICERS

Name and Municipality of Residence	Position with Aurora	Principal Occupation, Business or Employment During the Past Five Years	Director Since
Daniel G. Innes West Vancouver, BC	President, Chief Executive Officer and Director	Director, President & CEO of the Company and Lake Shore Gold Corp.; Director & VP Exploration of Southwestern Resources Corp.; Director of Canabrava Diamond Corporation (all public mineral exploration companies); President, D.G. Innes & Associates Ltd. (private consulting company).	2000
John J. Fleming [1] Calgary, AB	Director	President of Bonanza Energy Ltd. (a private oil and gas company).	2000
Michael D. Winn [1][2] Laguna Beach, California	Director	President, Terrasearch Inc. (financial consulting Company).	2000
Alan C. Moon[2] Calgary, Alberta	Director	President of Crescent Enterprises Inc. (a private corporate consulting company), Chairman of Maxim Power Corp. (a public electrical generation company) and Director of Canabrava Diamond Corporation.	2002
A. Murray Sinclair [1][2] Vancouver, BC	Director	Partner, Quest Management Corp. (public management company).	2000
Michael J. Byron Sudbury, Ontario	Vice President Exploration	Vice President, Exploration of the Company; President of Byron Geological Inc. (a private mineral exploration consulting company).	N/A
Thomas W. Beattie West Vancouver, BC	Vice-President, Corporate Development and Corporate Secretary	Vice-President, Corporate Development and Corporate Secretary of the Company, Southwestern Resources Corp. and Canabrava Diamond Corporation; Director of Superior Diamonds Inc. and Lake Shore Gold Corp.; Director of Westvista Management Inc. (private consulting company).	N/A
Parkash K. Athwal Ladner, BC	Vice-President Finance and Chief Financial Officer	Vice-President and CFO of the Company, Southwestern Resources Corp. and Canabrava Diamond Corporation; CFO of Superior Diamonds Inc. and Lake Shore Gold Corp. (public mineral exploration companies).	N/A

(1) Member of Audit Committee

(2) Member of Compensation Committee

As at April 7, 2003, the directors and senior officers of the Issuer as a group owned beneficially, directly or indirectly, or exercised control or direction over 0.89% of the outstanding common shares of the Company.

The term of office of each director expires at the next annual general meeting of shareholders of the Issuer presently scheduled for June 4, 2003.

8.2 Corporate Cease Trade Orders Or Bankruptcies

No director, officer, promoter or other member of management of the Issuer is, or within the ten years prior to the date hereof has been, a director, officer, promoter or other member of management of any other issuer that, while that person was acting in the capacity of a director, officer, promoter or other member of management of that issuer, was the subject of a cease trade order or similar order or an order that denied the issuer access to any statutory exemptions for a period of more than thirty consecutive days was declared bankrupt or made a voluntary assignment in bankruptcy, made a proposal under any legislation relating to bankruptcy or insolvency or has been subject to or appointed to hold the assets of that director, officer or promoter.

8.3 Penalties Or Sanctions

No director, officer, promoter or other member of management of the Issuer has, during the ten years prior to the date hereof, been subject to any penalties or sanctions imposed by a court or securities regulatory authority relating to trading in securities, promotion, formation or management of a publicly traded company, or involving fraud or theft.

8.4 Individual Bankruptcies

No director, officer, promoter or other member of management of the Issuer has, during the ten years prior to the date hereof, been declared bankrupt or made a voluntary assignment into bankruptcy, made a proposal under any legislation relating to bankruptcy or insolvency or has been subject to or instituted any proceedings, arrangement, or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold his or her assets.

8.5 Conflicts Of Interest

The directors of Aurora are required by law to act honestly and in good faith with a view to the best interests of the Company and to disclose any interests which they may have in any project or opportunity of Aurora. If a conflict of interest arises at a meeting of the board of directors, any director in a conflict will disclose his interest and, if necessary, abstain from voting on such matter.

To the best of the Company's knowledge, and other than disclosed herein, there are no known existing or potential conflicts of interest among Aurora, its promoters, directors, officers or other members of management as a result of their outside business interests except that certain directors and officers of Aurora are, and may continue to be, involved in the mining and mineral exploration industry through their direct and indirect participation in corporations (such as Lake Shore Gold Corp. and Superior Diamonds Inc.), partnerships or joint ventures which could be potential competitors of Aurora. Situations may arise in connection with potential acquisitions where the other interests of these directors and officers may conflict with the interests of Aurora. Directors and officers of Aurora with conflicts of interest will be subject to and will follow the procedures set out in applicable corporate and securities legislation, regulation, rules and policies.

ITEM 9: ADDITIONAL INFORMATION

Additional information, including directors' and officers' remuneration and indebtedness, principal holders of the Issuer's securities, options to purchase securities, and interest of insiders in material transactions, is contained in the Issuer's information circular for the Annual and Special Meeting of Shareholders scheduled to be held on June 4, 2003. Additional financial information is provided in the Issuer's comparative financial statements for the years ended December 31, 2002 and 2001, and the Issuer's 2002 Annual Report. A copy of these documents may be obtained upon request from the Company at suite 1650 - 701 West Georgia Street, Vancouver, British Columbia, V7Y 1C6.



Computershare Trust Company of Canada
Stock Transfer Services
510 Burrard Street
Vancouver, British Columbia
Canada V6C 3B9
Tel: (604) 661-9400
Fax: (604) 669-1548

November 29, 2002

To: All Applicable Commissions and Exchanges

Dear Sirs:

Subject: Aurora Platinum Corp.

We confirm that the following material was sent by pre-paid mail on November 29, 2002, to those registered and non-registered shareholders of the subject Corporation who completed and returned a supplemental mail list card requesting receipt of Interim Financial Statements.

1. 2002 Third Quarter Report for the nine months ended September 30, 2002 / Letter to the Shareholders / Management's Discussion and Analysis of Financial Condition and Results of Operations / Consolidated Financial Statements for the nine months ended September 30, 2002

2. Quarterly and Year End Report BC Form 51-901F for the quarter ended September 30, 2002 / Schedule B - Supplementary Information / Schedule C - Management Discussion

In compliance with regulations made under the Securities Act, we are providing this material to you in our capacity as agent for the subject Corporation.

Yours truly,

COMPUTERSHARE TRUST COMPANY OF CANADA

"Annette Jones-Cook"
Assistant Account Manager
Stock Transfer Services
Telephone: (604) 661-0216
Fax: (604) 683-3694

FORM 51-901F

QUARTERLY REPORT

Incorporated as part of: [x] Schedule A

[ ] Schedule B & C

ISSUER DETAILS:

For Quarter Ended:	**September 30, 2002**
Date of Report:	**November 15, 2002**
Name of Issuer:	**Aurora Platinum Corporation**
Issuer's Address:	**1650-701 West Georgia Street Vancouver, B.C., V7Y 1C6**
Issuer's Fax Number:	**604-688-5175**
Issuer's Phone Number:	**604-669-2525**
Contact Person:	**Parkash K. Athwal**
Contact's Position:	**Vice President, Finance**
Contact Telephone Number:	**604-669-2525**

CERTIFICATE

The Schedule(s) required to complete this Quarterly Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Quarterly Report will be provided to any shareholder who requests it. Please note this form is incorporated as part of both the required filing of Schedule A and B&C.

George H. Plewes	"George H. Plewes"	November 15, 2002
Name of Director	Signed (typed)	Date Signed
Daniel G. Innes	"Daniel G. Innes"	November 15, 2002
Name of Director	Signed (typed)	Date Signed


Aurora Platinum Corp.



2002 Third Quarter Report

for the nine months ended September 30, 2002

TO OUR SHAREHOLDERS

Exploration continued on all projects during the third quarter with the summer field programs being completed in early September. Current projects were advanced and a number of new properties/projects acquired. In July, the Company announced that it was acquiring controlling interest in Consolidated Takepoint Ventures Ltd., in exchange for certain mineral claims located within the AEM Project area, Ontario. Takepoint will have non-exclusive exploration and development rights in the AEM area of interest for all metals and minerals except kimberlites/diamonds. The transaction is being completed as a reverse takeover of Takepoint and is expected to be finalized in the fourth quarter.

On August 29, the RTO transaction with Consolidated Ouro Brasil was completed. Ouro Brasil changed its name to Superior Diamonds Inc. and there was a change in management. Aurora holds a 58% interest in Superior Diamonds Inc.

Aurora closed a brokered private placement during the quarter and received gross proceeds of $6,190,235. A second non-brokered private placement was also closed and the Company received gross proceeds of $419,750. These funds will be used for ongoing exploration and development programs.

In September 2002, Alan C. Moon was appointed to the Company's Board of Directors. Mr. Moon is a senior executive with a strong business background and significant resource experience both internationally and domestically.

John J. Brown, a Director of the Company since 1996 and President from 1996 to 2000, passed away after a courageous fight with cancer. The Board of Directors, management and employees of Aurora will miss his insightful guidance and valuable contributions.

Footwall Project, Ontario

A review of the Footwall Project (Option/Joint Venture with Falconbridge Ltd.) for the Company by David Owen, P.Eng., completed in the second quarter 2002, identified a number of drill targets based on past exploration and development by Falconbridge along and adjacent to the contact of the Sudbury Intrusive Complex. Approximately $1.5 million has been budgeted for the current program with two holes being drilled in September to test a geophysical target on the Intrusive Complex west of the Falconbridge Mine. No significant mineralization was intersected in the first hole. However, a bore hole geophysical survey indicated the presence of a strong conductor east of the hole. The second hole will be drilled to test this anomaly.

A detailed survey of the Joint Venture property boundary (along the north boundary) was completed to provide a more accurate positioning of this boundary, which was necessary for ongoing exploration activities and for three-dimensional modelling and other compilations of the database.

The Company, together with Falconbridge, has been preparing a compilation and estimate of tonnages with their appropriate grades within the Joint Venture property for the Falconbridge and Falconbridge East mines. These estimates have been obtained from historical records and will be further amplified and expanded in the fourth quarter.

Foy Project, Ontario

The Foy Project (Option/Joint Venture with Falconbridge Ltd.) covers approximately 10 kilometres of strike length of the Foy Offset dyke on the northern edge of the Sudbury Intrusive Complex. The main Option/Joint Venture Agreement is with Falconbridge and covers the majority of the Project area as well as a zone below Nickel Lake. The second Option/Joint Venture Agreement is with Inco Ltd. and pertains to a small part of the Foy Offset dyke surrounding Nickel Lake. The Wisner and Crazy Creek zones of Ni-Cu-PGM sulphide mineralization are located in the Offset dyke in the central and western parts respectively of the Falconbridge Option/Joint Venture ground, while the Nickel Lake mineralization lies under Nickel Lake and on the adjacent Inco Option/Joint Venture ground. In the second quarter 2002, the results of hole



NI-03-02 drilled under Nickel Lake and into the Inco Option/Joint Venture ground were reported. During the third quarter, a vertical hole, NI-03-09, was drilled into this same area and intersected semi-massive sulphide mineralization between 666.40 metres and 668.30 metres. Assays for this mineralization are currently pending. Drill hole NI-02-10 was drilled approximately 100 metres southeast of drill hole NI-02-09 for the purpose of testing the southeast extension of the Nickel Lake Zone. This hole was completed in late September and will be used as a geophysical platform to evaluate the surrounding area.

On the Crazy Creek Zone, trenching across the entire width of the Foy Offset dyke was completed with mapping and sampling to be completed in the next quarter. A drilling program for both the Crazy Creek and Wisner zones will be initiated before the end of the year.

AEM Project, Ontario

The AEM Project is an Option/Joint Venture with Inco Ltd. covering some 33,000 square kilometres in northwestern Ontario. Based on historic work, the area has the potential to host gold, base metal, Ni-Cu-PGM and diamond deposits of economic interest. A field reconnaissance program was initiated during the second quarter and continued through the third quarter. It consisted of geological mapping, rock sampling, soil geochemical sampling, till and alluvial sampling for heavy minerals and kimberlite indicator minerals and ground magnetometer surveys. Much of the field program was directed to evaluating airborne electromagnetic and magnetic targets identified by earlier Inco surveys. As part of the field program, eight claim blocks consisting of 72 claims and covering 17,600 hectares were acquired by staking to cover targets of interest. Following the evaluation of the summer 2002 program results, targets of interest will be tested by airborne geophysical surveys and drilling.

Landsdowne House Project, Ontario

During the third quarter, geological mapping, hand stripping, power washing and chip sampling of the gold zone on the Lansdowne House Property was completed. A second phase diamond drilling program to extend the platinum-palladium reef-type mineralization discovered by the Company in 2001 has been approved and will start in late November, 2002. The gold target will also be drill tested as part of this next phase of drilling.

Midrim-Belleterre Project, Quebec

New models for the Midrim-Belleterre Ni-Cu-PGM mineralization have been developed and tested by drilling. During the quarter, a number of target areas based on the new model and in conjunction with previously completed airborne magnetic surveys, were field evaluated by prospecting, lithogeochemical and soil geochemical surveys. Positive results have been obtained from the summer work and a program of detailed geophysics followed by diamond drilling is being planned for these targets for subsequent quarters.

To the end of the third quarter, four drill holes totalling approximately 1,770 metres have been drilled on the Geoffroy Zone. Magnetite-rich layered gabbros as well as a later, cross-cutting diorite-syenite complex were intersected in these holes. In the fourth hole in the north central part of the Geoffroy Zone, four metres of a mineralized breccia were intersected. Bore hole geophysical surveying has been completed on this hole with the results currently pending.

Additional drilling on the Midrim #1 and #5 zones has better defined the southern limits of the mineralization, drilling of the #6 Zone has extended the Zone for approximately 100 metres and additional drilling on the Midrim #6 Deep Zone has encountered typical blebby to disseminated Ni-Cu-PGM mineralization.

Bore hole geophysical surveys were carried out on the #6 Deep Zone to assist in determining the attitude, orientation and extent of the mineralization. These survey results will be available in the next quarter. Three holes tested magnetic anomalies in the Angliers and Geoffroy Project areas as part of the on-going evaluation work. These holes contributed to a better understanding of the area geology. However, no mineralization of economic significance was encountered. Additional drilling of the Geoffroy deep conductive zone, of the Midrim, Alotta and Patry zones, and new targets identified during the 2002 summer program, has been approved and will commence in early November 2002.



DANIEL G INNES
President



MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

September 30, 2002 and 2001

This interim Management Discussion and Analysis ("MD&A") should be read in conjunction with the Company's MD&A for the year ended December 31, 2001 and the interim financial statements for the period ended September 30, 2002. The focus of this discussion is on material changes and information relating to the current period and may exclude certain information disclosed in the previous year's discussion.

Description of Business

The Company is a development stage mineral exploration company engaged in the acquisition and exploration of its nickel-copper-platinum-palladium mineral properties in Ontario and Quebec. Operations are conducted either directly or through agreements with third parties.

On August 29, 2002, the Company completed a business reorganization pursuant to the acquisition agreement entered into in April 2002 with Superior Diamonds Inc. (formerly Consolidated Ouro Brasil Ltd.) ("Superior") whereby Superior issued to Aurora 13,150,000 common shares and 550,000 share purchase warrants in exchange for interests in certain mineral claims and related rights. There was a change in management in Superior and Aurora obtained control with a 58% interest in Superior. As a result, the consolidation basis of accounting has been used to reflect Aurora's interest in Superior.

Exploration work during the third quarter of 2002 was focused on advancing the Company's principal properties with drilling programs on the Footwall and Foy projects within the Falconbridge Joint Venture, the Nickel Lake Joint Venture with Inco Limited ("Inco"), and the Midrim Property in Quebec. Significant reconnaissance work was also conducted on the AEM projects in northwestern Ontario.

In Ontario, the Company incurred approximately $212,000 on drilling and related exploration work on the Falconbridge properties in the third quarter. On the Nickel Lake Joint Venture, drilling and geophysics expenditures amounted to $258,000. A total of $553,000 in reconnaissance expenditures relating to sampling programs and other fieldwork was incurred on the AEM projects.

In Quebec, drilling continued on the Geoffroy prospect, north of the Midrim Property. The material expenditures related to geophysics and drilling were approximately $73,000 and $91,000, respectively. In addition, drilling costs on the Midrim Property amounted to $172,000 during the third quarter.

In June 2002, John G. Paterson resigned as President and CEO of the Company and the Board of Directors appointed Daniel G. Innes as





President and CEO, and Dr. Michael J. Byron as Vice President, Exploration. In September, Alan C. Moon was appointed to the Company's Board of Directors.

Results of Operations

Net loss for the three and nine months ended September 30, 2002 was $400,454 or $0.02 per share and $748,037 or $0.04 per share respectively compared to $119,756 or $0.01 per share and $479,115 or $0.03 per share for the three and nine months ended September 30, 2001.

The increase in the net loss during the nine month period ended September 30, 2002 reflects the consolidation of Superior from September 1, 2002. The $392,000 increase in losses resulted from a net increase of $292,000 in expenses incurred by Superior and a $100,000 decrease in interest earned by Aurora. During the three month period ended September 30, 2002, there was an increase of $403,000 in net loss before non-controlling interest relating primarily to a net increase of $111,000 in expenses incurred by Aurora and $292,000 incurred by Superior.

Consulting and management fees for the nine months ended September 30, 2002 include $108,000 in management fees paid to Southwestern Resources Corp. ("Southwestern"), $140,265 in fees on account of consulting and management services provided by directors, officers and other consultants, $152,854 in stock-based compensation expense for stock options issued by Superior and $88,257 for stock options issued by Aurora to non-employees. During the nine months ended September 30, 2001, $72,000 was paid to Southwestern, and $102,686 to directors, officers and other consultants.

For the nine months ended September 30, 2002 general exploration expense of $50,107 (2001 - $9,827) relates to expenditures of a general reconnaissance nature that are charged to expense during the period.

The investor relations expense of $111,779 and $173,020 for the current three and nine month periods, respectively, includes regulatory and transfer agent fees, the costs related to the printing and dissemination of shareholder information, and other investor relations activities. During the same three and nine month periods in 2001, the Company incurred $60,486 and $253,646 in investor relations costs. As well, legal and accounting expenses increased to $158,589 from $131,173 in 2001 mainly due to costs associated with the business reorganization involving Superior.

Other general and administrative expenses during 2002 were comparable to 2001.

The Company earned $38,358 and $53,663 in interest during the current three and nine month periods, respectively, compared with $42,999 and $151,378 during the three and nine months ended September 30, 2001. The decrease is due to a significant reduction in cash balances prior to a financing completed in August 2002.

Non-controlling interest of $122,642 relates to the interest of minority shareholders in the losses of Superior from September 1, 2002.





Financial Condition, Liquidity and Capital Resources

At September 30, 2002 the Company had working capital of $8,115,904 compared to $2,055,993 as at December 31, 2001.

The increase in working capital of approximately $6.1 million for the nine month period ended September 30, 2002 is attributed to net proceeds of $9.2 million from share issuances completed by Aurora during the period combined with $1.2 million in cash acquired on acquisition of Superior. This was partially offset by resource property expenditures of $3.6 million ($3.2 million on a cash basis) and operating expenses of $0.6 million, and additions to capital assets of $89,000.

On January 18, 2002, the Company closed a private placement of 235,292 units at $2.55 per unit for gross proceeds of $599,995. Each unit consists of one common share and one-half of a common share purchase warrant. Each whole share purchase warrant entitles the holder to buy one common share for a price of $3.00 until January 18, 2003 and for a price of $3.50 until January 18, 2004. The entire proceeds are to be spent on the Belleterre Property in Quebec of which approximately $236,000 was spent during the current nine month period.

On August 6, 2002, the Company sold 823,500 non-flow through units and 1,420,400 flow through units at $3.65 per unit for gross proceeds of $8.2 million. Each non-flow through unit consists of one non-flow through common share and one non-flow through common share purchase warrant. Each flow through unit consists of one flow through common share and one-half of a non-flow through common share purchase warrant. Each whole share purchase warrant will entitle the holder to buy one non-flow through common share at a price of $4.75 until August 5, 2003. The agents were paid a commission of 7.5% of gross proceeds and received 224,390 broker warrants entitling the holder to purchase one non-flow through common share at a price of $4.05 until August 5, 2003.

On September 3, 2002, Aurora closed a private placement of 115,000 units at $3.65 per unit for gross proceeds of $419,750. Each unit consists of one common share and one share purchase warrant. Each warrant entitles the holder to buy one common share for $4.75 until September 2, 2003. In addition, proceeds of $676,000 were received on the exercise of warrants and employee stock options during the nine month period ended September 30, 2002.

During the nine months ended September 30, 2002 resource property expenditures amounted to $3,617,000 ($3,193,000 on a cash basis) primarily relating to expenditures incurred on the Falconbridge properties ($790,000); the Nickel Lake Property ($606,000); the Belleterre, Midrim, Geoffroy and Angliers properties in Quebec ($1,041,000); and the AEM projects ($930,000).

On May 8, 2002, the Company signed an agreement with Inco on 175 acres of patented mining claims surrounding Nickel Lake. Under the terms of the agreement, the Company can earn a 60% interest in the Nickel Lake Property (the "Property") by spending $2 million over four years on exploration and issuing 75,000 shares to Inco. The Company can earn a further 10% by preparing at its expense a bankable



feasibility study. Inco has the option to increase its interest to 70% by funding all the costs to bring the Property into commercial production, with the Company retaining a 30% interest.

On June 14, 2002, the Company entered into an agreement with Inco to acquire proprietary analogue electromagnetic airborne survey data for the Muskrat Dam Project in Ontario. As per the terms of the agreement, Aurora must spend up to $1.5 million over four years on the selection and follow up of geophysical targets in the Project area with a firm commitment of $150,000 in expenditures in the first year. Inco will have the right to acquire a 50% interest in any mineral property acquired by Aurora by funding two times the expenditures of Aurora.

The Company's current working capital position is sufficient to fund its planned exploration and meet ongoing obligations as they become due.

Outlook

On July 31, 2002, the Company entered into a letter agreement with Consolidated Takepoint Ventures Ltd. ("Takepoint") regarding Takepoint's acquisition of interests in certain mineral claims and related rights (the "Mineral Assets") held by the Company in exchange for Takepoint issuing to the Company 13 million common shares and 550,000 share purchase warrants. The acquisition of the Mineral Assets will constitute a reverse takeover ("RTO") under the policies of the TSX Venture Exchange.

Concurrent with, and part of, the acquisition of the Mineral Assets and the RTO, Takepoint proposes to complete a private placement to raise up to $1 million through the sale of up to 5,555,556 units at $0.18 per unit, consisting of one common share and one-half of a common share purchase warrant. The shares held by Aurora will represent 54% of the outstanding common shares of Takepoint after the completion of the transaction and the private placement and the anticipated exercise of outstanding warrants prior to closing. The proposed transaction and private placement are subject to acceptance by the TSX Venture Exchange.

The Company expects to continue to focus its exploration activities in Ontario and Quebec. As opportunities present themselves, the Company will form additional alliances with third parties in order to reduce shareholder risk. As a mineral exploration company, the future liquidity of Aurora will be affected principally by the level of exploration expenditures and also by its ability to raise capital through the equity markets.



CONSOLIDATED BALANCE SHEETS

Unaudited

	September 30, 2002	December 31, 2001
Assets		
Current		
Cash and cash equivalents	$ 8,604,966	$ 2,086,062
Exploration advances and other receivables	378,054	154,702
	8,983,020	2,240,764
Capital assets *(note 2)*	129,105	54,334
Resource properties *(note 3)*	12,279,114	8,395,000
	$ 21,391,239	$ 10,690,098
Liabilities		
Current		
Accounts payable and accrued charges	$ 862,783	$ 166,936
Due to affiliated company	4,333	17,835
	867,116	184,771
Long Term		
Future income tax *(note 6)*	1,107,000	605,000
Deferred exploration advances *(note 7)*	521,524	-
Non-controlling interest *(notes 1c and 8)*	578,372	-
	3,074,012	789,771
Shareholders' Equity		
Share capital *(note 4)*		
Authorized		
100,000,000 common shares without par value		
Issued		
18,937,643 common shares (2001 - 15,992,869)	28,508,496	19,082,670
Additional paid-in capital	413,485	172,374
Contributed surplus	35,454	35,454
Deficit	(10,640,208)	(9,390,171)
	18,317,227	9,900,327
	$ 21,391,239	$ 10,690,098

Approved by the Board



George H Plewes



Daniel G Innes

CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT

Unaudited

	Three months ended September 30 2002	2001	Nine months ended September 30 2002	2001
Expenses				
Consulting and management fees	$ 269,411	$ 54,388	$ 489,376	$ 174,686
General exploration	40,513	404	50,307	9,827
Investor relations	111,779	60,486	173,020	253,646
Legal and accounting	131,307	25,496	158,589	131,173
Office expense	4,839	30,728	36,877	53,631
Travel	3,605	1,253	16,373	7,530
Loss before undernoted items	(561,454)	(162,755)	(924,342)	(630,493)
Interest income	38,358	42,999	53,663	151,378
Non-controlling interest *(notes 1c and 8)*	122,642	–	122,642	–
Net loss for the period	(400,454)	(119,756)	(748,037)	(479,115)
Deficit at beginning of period	(9,949,754)	(7,767,037)	(9,390,171)	(7,407,678)
Provision for income tax on flow through shares	(290,000)	–	(502,000)	–
Deficit at end of period	$ (10,640,208)	$ (7,886,793)	$ (10,640,208)	$ (7,886,793)
Loss per share	$ (0.02)	$ (0.01)	$ (0.04)	$ (0.03)



3. Resource Properties

For the three month period ended March 31, 2003

	Falconbridge Properties	Midrim Property	Belleterre Property	Lansdowne House	Other	Total
Balance, beginning of period	$ 4,393,052	$ 2,240,837	$ 1,584,732	$ 2,003,269	$ 3,642,077	$ 13,863,967
Property acquisition, assessment and maintenance	–	–	–	26	(248,804)	(248,778)
Analytical	29,505	21,039	12,764	35,451	53,960	152,719
Geophysics	62,989	2,900	–	24,638	56,442	146,969
Geology	139,200	30,983	12,190	204,952	324,992	712,317
Drilling	354,610	–	–	139,814	173,214	667,638
Research	–	–	–	1,251	2,101	3,352
Project administration	48,006	2,406	2,661	10,936	55,238	119,247
Project write-offs	–	–	–	–	(258,630)	(258,630)
Balance, end of period	$ 5,027,362	$ 2,298,165	$ 1,612,347	$ 2,420,337	$ 3,800,590[1]	$ 15,158,801

[1] Includes: Nickel Lake ($1,085,270), AEM 2000 ($905,680), Lake Shore Gold ($757,443), AEM-Abitibi ($204,872), Superior Diamonds ($294,881), Miscellaneous ($549,544).

For the three month period ended March 31, 2002

	Falconbridge Properties	Midrim Property	Belleterre Property	Lansdowne House	Other	Total
Balance, beginning of period	$ 3,069,381	$ 1,470,574	$ 1,134,102	$ 1,745,745	$ 975,198	$ 8,395,000
Property acquisition, assessment and maintenance	5,436	4,557	7,601	2,080	55,359	75,033
Analytical	5,158	191	832	(200)	191	6,172
Geophysics	71,600	4,865	1,857	249	1,857	80,428
Geology	78,827	18,878	19,876	37,895	12,813	168,289
Drilling	166,916	(27,980)	72,239	–	(228)	210,947
Research	–	3,667	5,023	2,719	3,666	15,075
Project administration	40,262	8,154	10,743	6,203	49,196	114,558
Balance, end of period	$ 3,437,580	$ 1,482,906	$ 1,252,273	$ 1,794,691	$ 1,098,052	$ 9,065,502

On February 14, 2003, the Company entered into an agreement with Inco Limited ("Inco"), defined as the AEM-Abitibi Project, to acquire proprietary airborne electromagnetic, magnetic and ground follow-up data owned by Inco covering certain areas of Ontario and Quebec. Aurora and/or its subsidiaries, affiliates and joint venture partners must spend a total of $5 million over six years on the selection and follow-up of geophysical targets within an area of interest, with a commitment to incur $1 million in expenditures within the first year. Inco has certain back-in rights to purchase any nickel, copper and platinum group metals, to acquire a 50% interest in the claims, and is entitled to a 1.5% net smelter return royalty to a maximum of $2.5 million and

0.75% thereafter on each mineral property developed. As at March 31, 2003, expenditures amounting to $204,872 had been incurred on this Project.

During the period the Company abandoned the Angliers Project in Quebec. The total amount written off was $258,630.

4. Share Capital

a) During the three months ended March 31, 2003 and 2002, changes in issued share capital were as follows:

Three months ended March 31	2003		2002	
	Number of Shares	Amount	Number of Shares	Amount
Issued at beginning of period	19,451,871	$ 30,037,864	15,992,869	$ 19,082,670
Issued on the exercise of stock options	100,000	77,000	500	385
Issued on the exercise of warrants	117,646	352,937	–	–
Issued in exchange for resource property options (i)	50,000	132,500	–	–
Issued as result of private placements (ii)	–	–	235,292	569,952
Issued at end of period	19,719,517	$ 30,600,301	16,228,661	$ 19,653,007

i) On March 5, 2003, the Company issued 50,000 shares to Inco pursuant to the AEM-Abitibi agreement.

ii) On January 18, 2002, the Company issued, by way of a private placement, 235,292 units at $2.55 per unit. Each unit consisted of one common share and one-half of a common share purchase warrant and all of the warrants were excercised in January 2003.

b) Stock Options

At March 31, 2003 there were 1,867,500 stock options outstanding under the Company's stock option plan.

March 31	2003		2002	
	Number of Shares	Weighted-Average Exercise Price	Number of Shares	Weighted-Average Exercise Price
Outstanding at beginning of period	1,967,500	$ 2.47	1,984,500	$ 2.27
Exercised	(100,000)	$ 0.77	(500)	$ 0.77
Outstanding at end of period	1,867,500	$ 2.56	1,984,000	$ 2.27

The following table summarizes information regarding stock options outstanding and exercisable at March 31, 2003.

Number of Shares	Exercise Price Range	Weighted-Average Remaining Years of Contractual Life
715,000	$0.77	2.1
10,000	$2.89	4.0
1,117,500	$3.40-$3.55	3.2
5,000	$4.09	2.6
20,000	$4.25	3.0
1,867,500	$2.56	2.8

c) As at March 31, 2003, there were 1,990,590 warrants issued and outstanding.

Date Issued	Number	Exercise Price	Expiry Date
December 31, 2001	117,500	$4.00	December 31, 2003
August 6, 2002	1,533,700	$4.75	August 5, 2003
August 6, 2002	224,390	$4.05	August 5, 2003
September 3, 2002	115,000	$4.75	September 2, 2003

No carrying values have been assigned to the warrants.

5. Related Party Transactions

Fees amounting to $59,700 (2002 – $54,000) were paid on account of consulting and management services provided by directors and officers of which $30,175 is included in consulting and management fees with the balance capitalized in resource properties. Amounts paid to Southwestern Resources Corp. ("Southwestern") under the terms of an administrative services agreement totaled $48,000 (2002 – $24,000). As at March 31, 2003, there was an amount of $19,057 due to Southwestern.

6. Income Taxes

At March 31, 2003 the Company did not have any income tax expense.

During the years ended December 31, 2002, 2001 and 2000, the Company closed three flow through share private placements. As a result of the assignment of the tax deductibility of the related expenditures of the flow through funds, the Company has a net future tax liability at March 31, 2003 of $2,235,622. As the liability arises from transactions in the capital of the Company, the corresponding charge has been taken directly to deficit as opposed to being charged through operations.

The approximate tax effect of each type of temporary difference that gives rise to the Com-pany's future tax liability is as follows:

	March 31, 2003	December 31, 2002
Operating loss carry forwards	$ 1,542,144	$ 1,506,000
Tax base of assets in excess of carrying value	1,269,577	1,063,000
	2,811,721	2,569,000
Less: Valuation allowance	(2,093,684)	(1,942,800)
Net future income tax asset	718,037	626,200
Carrying value of assets in excess of tax value	(2,953,659)	(1,958,927)
Net future tax liability	$ (2,235,622)	$ (1,332,727)

7. Deferred Exploration Advances

The deferred exploration advances arise upon the consolidation of Superior Diamonds Inc. ("Superior") and Lake Shore Gold Corp. ("Lake Shore") into the records of the Company. This amount will be offset as exploration expenditures are incurred on the mineral claims transferred to those two companies.

8. Non-Controlling Interest

a) As at March 31, 2003, non-controlling interest of $1,861,274 is comprised of:

i) Non-controlling interest of $1,144,451 represents the interest in the net assets of Lake Shore attributable to the 41% of the outstanding common shares not owned by the Company.

ii) Non-controlling interest of $716,823 represents the interest in the net assets of Superior attributable to the 43% of the outstanding common shares not owned by the Company.

b) Non-controlling interest of $67,164, included in the statements of loss and deficit represents the minority shareholders' interest in the results of operations of Lake Shore ($34,908) and Superior ($32,256).

9. Supplemental Cash Flow Information

During the period ended March 31, 2002, the Company issued 50,000 common shares pursuant to the AEM-Abitibi agreement.



Aurora

PO Box 10102
Suite 1650, 701 West Georgia Street
Vancouver, British Columbia
Canada V7Y 1C6

Telephone 604 687 7778
Fax 604 688 5175
www.auroraplatinum.com
info@auroraplatinum.com

FORM 51-901F

Quarterly Report

Incorporated as part of: [ ] Schedule A

[X] Schedule B & C

ISSUER DETAILS:

For Quarter Ended:	**March 31, 2003**
Date of Report:	**May 28, 2003**
Name of Issuer:	**Aurora Platinum Corporation**
Issuer's Address:	**1650-701 West Georgia Street Vancouver, B.C., V7Y 1C6**
Issuer's Fax Number:	**604-688-5175**
Issuer's Phone Number:	**604-669-2525**
Contact Person:	**Parkash K. Athwal**
Contact's Position:	**Vice President, Finance**
Contact Telephone Number:	**604-669-2525**

CERTIFICATE

The Schedule(s) required to complete this Quarterly Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Quarterly Report will be provided to any shareholder who requests it. Please note this form is incorporated as part of both the required filing of Schedule A and B&C.

Michael D. Winn	"Michael D. Winn"	May 21, 2003
Name of Director	Signed (typed)	Date Signed
Daniel G. Innes	"Daniel G. Innes"	May 21, 2003
Name of Director	Signed (typed)	Date Signed

Aurora Platinum Corp.
Quarterly Report - Form 51-901F
For the three month period ended March 31, 2003

Schedule B : Supplementary Information

Related Party Transactions for the three month period ended March 31, 2003

Fees paid on account of consulting and management services provided by directors and officers	$	59,700
Amounts paid to Southwestern Resources Corp (a company related by directors in common) per terms of an Administrative Services Agreement	$	48,000 *
Amounts owing to Southwestern Resources Corp (a company related by directors in common)	$	19,057

* For administrative services such as accounting, secretarial, office supplies, rent, and insurance.

Common Shares issued during the period ended March 31, 2003

Date	Purpose	Shares		Gross Proceeds		Price	Commission	Consideration
January 17, 2003	Exercise of warrants	117,646	$	352,937	$	3.00		Cash
February 6, 2003	Exercise of options	100,000	$	77,000	$	0.77		Cash
March 5, 2003	AEM - Abitibi option agreement	50,000	$	132,500	$	2.65		Mineral property

Share Capital as at March 31, 2003

	Common	Special Warrants
Authorized shares	100,000,000	
Par value	N.P.V.	
Shares issued	19,451,871	

There were no warrants issued during the period ended March 31, 2003

Warrants outstanding at March 31, 2003

Date	Number		Exercise Price	Expiry date
December 31, 2001	117,500	$	4.00	December 31, 2003
August 6, 2002	1,533,700	$	4.75	August 5, 2003
August 6, 2002	224,390	$	4.05	August 5, 2003
September 3, 2002	115,000	$	4.75	September 2, 2003

There were no stock options granted during the period ended March 31, 2003

Stock options outstanding at March 31, 2003

Number		Exercise Price	Expiry
715,000	$	0.77	May 11, 2005
8,500	$	3.85	September 5, 2005
5,000		$3.50-$4.09	October 31,2005
20,000	$	4.25	March 7,2006
934,000	$	3.70	May 10,2006
50,000	$	3.40	July 8, 2006
75,000	$	3.66	June 9, 2007
10,000	$	2.89	April 2,2007
50,000	$	3.40	September 19, 2007
1,867,500			

Statement of Office Expense

	Three Month Period Ended March 31, 2003
Stationery & supplies	$ 32,633
Salaries and benefits	13,367
Telephone/Postage	4,266
Bank Charges	2,318
Foreign exchange	561
Misc	204
	$ 53,349

Directors and Officers of Aurora Platinum Corp.

George H. Plewes	Chairman and Director	Pembroke, Bermuda
Daniel G. Innes	President, Director	West Vancouver, B.C.
Michael D. Winn	Director	Laguna Beach, California
A. Murray Sinclair	Director	Vancouver, B.C.
Alan C. Moon	Director	Calgary, Alberta
John J. Fleming	Director	Calgary, Alberta
Parkash K. Athwal	Vice President, Finance a	Ladner, B.C.
Thomas W. Beattie	Vice President, Corporate Development and Corporate Secretary	West Vancouver, B.C.

<u>**Schedule C ; Management's Discussion (see attachment)**</u>

Investor Relations Activities

During the current period, investor relations activities were carried out by the Chairman of the Company, and included communicating with shareholders and members of the investment community. Consideration paid is included in the Related Party Transactions section above and is reflected in the financial statements under consulting fees. Investor Relations expenditures include regulatory and transfer agent fees, and the costs related to the printing and dissemination of shareholder information.

Management's Discussion and Analysis
of Financial Condition and Results of Operations

March 31, 2003 and 2002

Description of Business

The Company commenced business operations in May 2000 as a development stage mineral exploration company engaged in the acquisition and exploration of nickel-copper-platinum-palladium mineral properties in Ontario and Quebec. In 2002, it also began exploring for gold and diamonds through its subsidiary companies Lake Shore Gold Corp. ("Lake Shore") and Superior Diamonds Inc. ("Superior"). Operations are conducted either directly or through agreements with third parties.

Overview

Exploration work during the first quarter of 2003 was focused on advancing the Company's principal properties with drilling programs on the Footwall and Foy projects within the Falconbridge Joint Venture, and the Nickel Lake Joint Venture with Inco Limited ("Inco"). In addition, further drilling was conducted on the Lansdowne House Property to evaluate geological and geophysical targets.

In the following discussion, comparisons to the historical year may not be meaningful due to the consolidation effect of Lake Shore and Superior.

Results of Operations

Net loss for the three months ended March 31, 2003 was $29,117 or $0.00 per share compared to $109,061 or $0.01 per share for the three months ended March 31, 2002. The decrease in the loss was primarily due to a $450,000 gain on shares issued by Lake Shore which was partially offset by increases in expenditures due to the consolidation of Lake Shore and Superior, and the write off of expenditures relating to the Angliers Property in Quebec.

Consulting and management fees represent $48,000 (2002 – $24,000) in management fees paid to Southwestern Resources Corp. ("Southwestern") pursuant to administrative services agreements between Southwestern and Aurora and its subsidiary companies, and $107,375 (2002 – $34,372) in fees on account of consulting and management services provided by directors, officers and other consultants.

Investor relations expense includes regulatory and transfer agent fees, the costs related to the printing and dissemination of shareholder information, and other investor relations activities. Investor relations costs amounted to $83,311 during the first quarter of 2003 compared with $19,168 during the same period in 2002. Approximately $50,000 of the increase reflects the consolidation effect of Lake Shore and Superior.

Legal and accounting expenses amounted to $39,292 and $2,947 for the periods ended March 31, 2003 and 2002 respectively. The increased level of activity in Lake Shore and Superior gave rise to this increase.

Office expense increased by $33,477 primarily due to the Company's participation in an industry conference and the hiring of additional staff in the Sudbury office.

During the period ended March 31, 2003, the Company abandoned the Angliers Property and wrote off resource property expenditures of $258,630. In management's view the future exploration potential of the Property did not meet earlier expectations.

Travel costs of $14,072 (2002 – $6,426) reflect an increase due to travel relating to project supervision and administration.

The Company earned $59,591 in interest during the current period. Interest amounting to $6,928 was earned during the same period in 2002. The increase was due to significantly larger cash balances the Company and its subsidiaries now hold compared to the same period in 2002.

The Company recorded a gain on deemed disposition of $449,930 during the period ended March 31, 2003 as a result of a private placement done by Lake Shore which reduced the Company's interest in Lake Shore from 61% to 59%.

Financial Condition, Liquidity and Capital Resources

At March 31, 2003 the Company had working capital of $7.5 million compared to $8.4 million as at December 31, 2002. The decrease in working capital of approximately $0.9 million results from resource property expenditures of $1.9 million and operating expenses of $0.3 million, partially offset by net proceeds of $1.3 million from share issuances completed by Aurora and its subsidiary companies during the period.

During the period, the Company issued 217,646 common shares pursuant to the exercise of stock options and warrants for net proceeds of $429,937. The Company also issued 50,000 common shares to Inco pursuant to the AEM-Abitibi agreement.

During the three month period ended March 31, 2003, resource property expenditures amounted to $1.3 million ($1.9 million on a cash basis) primarily relating to expenditures incurred on the Falconbridge properties ($0.6 million); the Nickel Lake Property ($0.2 million); the Belleterre, Midrim and Geoffroy properties in Quebec ($0.1 million); and the Lansdowne House Property ($0.4 million). The resource property expenditures are reduced by the deferred exploration advances which arise upon the consolidation of Lake Shore and Superior.

On February 14, 2003, the Company entered into an agreement with Inco, defined as the AEM-Abitibi Project, to acquire proprietary airborne electromagnetic, magnetic and ground follow-up data owned by Inco covering certain areas of Ontario and Quebec. Aurora and/or its subsidiaries, affiliates and joint venture partners must spend a total of $5 million over six years on the selection and follow-up of geophysical targets within an area of interest, with a commitment to incur $1 million in expenditures within the first year. Inco has certain back-in rights to purchase any nickel, copper and platinum group metals, to acquire a 50% interest in the claims, and is entitled to a 1.5% net smelter return royalty to a maximum of $2.5 million and 0.75% thereafter on each mineral property developed.

The Company has a net future tax liability at March 31, 2003 of $2,235,622 resulting from the assignment of the tax deductibility of the related expenditures of the flow through funds raised between 2000 and 2002. As the liability arises from transactions in the capital of the Company, the corresponding charge has been taken directly to deficit as opposed to being charged through operations.

The Company's working capital position is sufficient to fund its planned exploration programs and meet ongoing obligations as they become due.

Risks and Uncertainties

The business of mineral deposit exploration and extraction involves a high degree of risk. Few properties that are explored are ultimately developed into production. At present, none of the Company's properties has a known body of commercial ore. Other risks facing the Company include competition, aboriginal rights, environmental and insurance risks, statutory and regulatory requirements, fluctuations in mineral prices, share price volatility and uncertainty of additional financing.

Management maintains a system of internal controls to obtain assurance that the Company's assets are safeguarded, transactions are authorized and financial information is reliable.

The Board of Directors is responsible for ensuring management fulfils its responsibilities. The Audit Committee reviews the results of the audit and the annual financial statements prior to their submission to the Board of Directors for approval.

Outlook

The Company expects to continue to focus its exploration activities in Ontario and Quebec. As opportunities present themselves, the Company will form additional alliances with third parties in order to reduce shareholder risk. As a mineral exploration company, the future liquidity of Aurora will be affected principally by the level of exploration expenditures and also by its ability to raise capital through the equity markets.



Computershare Trust Company of Canada
Stock Transfer Services
Montreal Trust Centre
510 Burrard Street
Vancouver, British Columbia
Canada V6C 3B9
Tel: (604) 661-9400
Fax: (604) 669-1548

April 25, 2003

To: All Applicable Commissions & Exchanges

Dear Sirs:

Subject: Aurora Platinum Corp.

We confirm that the following material was sent by pre-paid mail on April 25, 2003, to the registered shareholders of Common shares of the subject Corporation:

1. Notice of Annual Meeting / Management Information Circular
2. Proxy
3. Registered owner Supplemental Mail List Return Card - to Registered owners only
4. Beneficial owner Supplemental Mail List Return Card - to Beneficial owners only
5. Quarterly and Year End Report BC Form 51-901F for the Quarter Ended December 31, 2002
6. 2002 Annual Report including Letter to Shareholders / Management's Discussion and Analysis / Consolidated Financial Statements for the years ended December 31, 2002 and 2001
7. Return Envelope

We further confirm that copies of the above mentioned material were sent by courier to each intermediary holding shares of the Corporation who responded to the search procedures pursuant to Canadian Securities Administrators' National Instrument 54-101 regarding communication with Benefical Owners of Securities of a Reporting Issuer.

In compliance with regulations made under the Securities Act, we are providing this material to you in our capacity as agent for the subject Corporation.

Yours truly,
COMPUTERSHARE TRUST COMPANY OF CANADA

"Karen Patrus"
Assistant Account Manager
Stock Transfer Services
Telephone: (604) 661-9504
Fax: (604) 683-3694

FORM 51-901F

Annual Report

Incorporated as part of:	X	Schedule A
		Schedule B & C

ISSUER DETAILS:

For Quarter Ended:	December 31, 2002
Date of Report:	April 23, 2003
Name of Issuer:	Aurora Platinum Corporation
Issuer's Address:	1650-701 West Georgia Street Vancouver, B.C., V7Y 1C6
Issuer's Fax Number:	604-688-5175
Issuer's Phone Number:	604-669-2525
Contact Person:	Parkash K. Athwal
Contact's Position:	Vice President, Finance
Contact Telephone Number:	604-669-2525

CERTIFICATE

The Schedule(s) required to complete this Quarterly Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Quarterly Report will be provided to any shareholder who requests it. Please note this form is incorporated as part of both the required filing of Schedule A and B&C.

Michael D. Winn	"Michael D. Winn"	April 23, 2003
Name of Director	Signed (typed)	Date Signed
Daniel G. Innes	"Daniel G. Innes"	April 23,2003
Name of Director	Signed (typed)	Date Signed

Auditors' Report

To the Shareholders of Aurora Platinum Corp.

We have audited the consolidated balance sheets of Aurora Platinum Corp. as at December 31, 2002 and 2001 and the consolidated statements of loss and deficit and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2002 and 2001 and the results of its operations and its cash flows of the years then ended in accordance with Canadian generally accepted accounting principles.



Chartered Accountants
Vancouver, British Columbia
February 28, 2003

Consolidated Balance Sheets

As at December 31	2002	2001
Assets		
Current		
Cash and cash equivalents	$ 8,642,005	$ 2,086,062
Exploration advances and other receivables	332,595	154,702
	8,974,600	2,240,764
Capital assets *(note 4)*	155,641	54,334
Resource properties *(note 5)*	13,863,967	8,395,000
	$ 22,994,208	$ 10,690,098
Liabilities		
Current		
Accounts payable and accrued charges	$ 559,076	$ 166,936
Due to affiliated company *(note 10)*	11,623	17,835
	570,699	184,771
Long Term		
Future income tax *(note 11)*	1,332,727	605,000
Deferred exploration advances *(note 7)*	612,639	–
Non-controlling interest *(note 8)*	1,431,513	–
	3,947,578	789,771
Shareholders' Equity		
Share capital *(note 6)*		
Authorized		
100,000,000 common shares without par value		
Issued		
19,451,871 common shares (2001 – 15,992,869)	30,037,864	19,082,670
Contributed surplus	383,212	207,828
Deficit	(11,374,446)	(9,390,171)
	19,046,630	9,900,327
	$ 22,994,208	$ 10,690,098

See accompanying notes to consolidated financial statements

Approved by the Board



Daniel G Innes



Michael D Winn

Consolidated Statements of Loss and Deficit

For the years ended December 31	2002	2001
Expenses		
Consulting and management fees	$ 448,137	$ 408,399
General exploration	247,543	11,893
Investor relations	535,509	694,437
Legal and accounting	195,108	181,269
Office expense	88,576	113,717
Resource property costs written off *(note 5)*	–	118,103
Travel	34,754	13,936
Loss before undernoted items	(1,549,627)	(1,541,754)
Interest income	104,795	164,261
Gain on shares issued by subsidiary company	30,220	–
Loss before non-controlling interest	(1,414,612)	(1,377,493)
Non-controlling interest *(note 8)*	158,064	–
Net loss for the year	(1,256,548)	(1,377,493)
Deficit at beginning of year	(9,390,171)	(7,407,678)
Provision for income tax on flow through shares *(note 11)*	(727,727)	(605,000)
Deficit at end of year	$ (11,374,446)	$ (9,390,171)
Loss per share	$ (0.07)	$ (0.10)
Weighted average number of shares outstanding	17,409,686	13,196,870

See accompanying notes to consolidated financial statements

Consolidated Statements of Cash Flows

For the years ended December 31	2002	2001
Operating Activities		
Net loss for the year	$ (1,256,548)	$ (1,377,493)
Items not involving cash		
Gain on shares issued by subsidiary company	(30,220)	–
Non-controlling interest *(note 8)*	(158,064)	–
Stock-based compensation	241,111	172,374
Resource property costs written off	–	118,103
	(1,203,721)	(1,087,016)
Change in non-cash operating working capital items		
Increase in exploraton advances and other receivables	(46,685)	(95,041)
Decrease in accounts payable and accrued charges	(77,644)	(40,036)
	(1,328,050)	(1,222,093)
Investing Activities		
Resource property expenditures	(5,175,294)	(6,780,989)
Additions to capital assets	(125,001)	(53,978)
	(5,300,295)	(6,834,967)
Financing Activities		
Shares issued	10,567,696	3,769,423
Cash acquired on acquisition of subsidiary companies	2,371,077	–
Shares issued by subsidiary company	245,515	–
	13,184,288	3,769,423
Increase (decrease) in cash and cash equivalents during the year	6,555,943	(4,287,637)
Cash and cash equivalents at beginning of year	2,086,062	6,373,699
Cash and cash equivalents at end of year	$ 8,642,005	$ 2,086,062
Cash and cash equivalents consist of:		
Cash	$ 860,305	$ 1,287,334
Short-term investments	7,781,700	798,728
Cash and cash equivalents at end of year	$ 8,642,005	$ 2,086,062

Supplemental Cash Flow Information *(note 9)*

See accompanying notes to consolidated financial statements

Notes to Consolidated Financial Statements

December 31, 2002 and 2001

1. Description of Business

The Company is engaged in the identification, acquisition, evaluation, exploration and development of mineral properties, especially with potential to host nickel, copper, platinum and palladium, and is also searching for diamonds and gold through its two subsidiary companies, Superior Diamonds Inc. ("Superior") and Lake Shore Gold Corp. ("Lake Shore"). Operations are conducted either directly or through agreements with third parties. The Company has not determined whether the properties contain mineral reserves that are economically recoverable. The recoverability of amounts capitalized as resource properties is dependent upon the discovery of economically recoverable reserves, and the ability of the Company to obtain necessary financing to complete the development and attainment of future profitable production from the properties or proceeds from disposition. All properties are currently in the exploration stage.

2. Significant Accounting Policies

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles and reflect the following policies:

a) Basis of Consolidation

These consolidated financial statements include the accounts of Aurora Platinum Corp. and the following subsidiaries:

Superior Diamonds Inc. (57%)
Lake Shore Gold Corp. (61%)

All inter-company transactions have been eliminated.

b) Cash and Cash Equivalents

Cash and cash equivalents include those short-term money market instruments that on acquisition have a term to maturity of three months or less.

c) Financial Instruments

The Company's financial assets and liabilities include cash and cash equivalents, exploration advances and other receivables, accounts payable and accrued charges, and due to affiliated company. Except as otherwise disclosed, the fair values of these financial instruments are estimated to be their carrying values due to their short-term nature.

d) Resource Properties

Acquisition costs of resource properties together with direct exploration and development expenditures are capitalized. When production is attained these costs will be amortized. When capitalized expenditures on individual resource properties exceed the estimated net realizable value, the properties are written down to the estimated value. Costs relating to properties abandoned are written off when the decision to abandon is made.

e) Capital Assets

Capital assets are recorded at cost. Depreciation is computed using the declining-balance method based on annual rates as follows:

Office and other equipment	20%
Computer equipment	30%
Leasehold improvements	straight-line over 6 years

f) Future Income Taxes

The Company accounts for income taxes using the asset and liability method. Under this method, future income taxes are recorded for the temporary differences between the financial reporting basis and tax basis of the Company's assets and liabilities. These future taxes are measured by the provisions of currently substantively enacted tax laws. Management believes that it is not sufficiently likely that the Company will generate sufficient taxable income to allow the realization of future tax assets and therefore the Company has partially provided for these assets.

g) Stock Options

The Company adopted the new recommendations of the Canadian Institute of Chartered Accountants regarding Stock-Based Compensation and Other Stock-Based Payments, effective January 1, 2002. The standard requires that all stock-based awards made to non-employees be measured and recognized using a fair value based method. The standard encourages the use of a fair value based method for direct awards of stock, stock appreciation rights, and awards that call for settlement in cash or other assets. Awards that a company has the ability to settle in stock are recorded as equity.

The Company adopted the intrinsic value method for stock-based awards made to employees, officers and directors whereby compensation cost is recorded for the excess, if any, of the quoted market price over the exercise price, at the date the stock options are granted.

h) Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting periods. Actual results may differ from those estimates.

i) Loss per Share
Fully diluted loss per share has not been presented, as it is anti-dilutive.

3. Business Combinations

On August 29, 2002, the Company completed an agreement with Superior (formerly Consolidated Ouro Brasil Inc.) regarding Superior's acquisition of interests in certain mineral claims and related rights (the "Kimberlite Assets") held by the Company in exchange for Superior issuing to the Company 13,150,000 common shares and 550,000 share purchase warrants. As a result, there was a change in management and Aurora obtained control with a 58% interest in Superior. The Company is using the consolidation basis of accounting for presentation of its interest in Superior in its current year balance sheet. The results of operations of Superior from September 1, 2002 have been consolidated with those of the Company.

The assets and liabilities of Superior at fair value acquired on September 1, 2002 were as follows:

Net current assets	$ 1,222,538
Resource properties	294,881
Deferred exploration advances	(521,524)
Non-controlling interest	(701,014)
Consideration	$ 294,881

In December 2002, the Company completed an agreement with Lake Shore (formerly Consolidated Takepoint Ventures Ltd.) regarding Lake Shore's acquisition of interests in certain mineral claims and related rights (the "Mineral Assets") held by the Company in exchange for Lake Shore issuing to the Company 13,000,000 common shares and 550,000 share purchase warrants. As a result, there was a change in management and the Company obtained control with a 61% interest in Lake Shore. The Company is using the consolidation basis of accounting for presentation of its interest in Lake Shore in its current year balance sheet. Beginning in 2003, the results of operations will be consolidated.

The assets and liabilities of Lake Shore at fair value that were acquired in December 2002 were as follows:

Net current assets	$ 998,118
Resource properties	757,443
Deferred exploration advances	(315,145)
Non-controlling interest	(682,973)
Consideration	$ 757,443

4. Capital Assets

			2002	2001
	Cost	Accumulated Depreciation	Net Book Value	Net Book Value
Office and other equipment	$ 74,921	$ 10,568	$ 64,353	$ 11,613
Computer equipment	94,402	25,851	68,551	42,721
Leasehold improvements	23,995	1,258	22,737	–
	$ 193,318	$ 37,677	$ 155,641	$ 54,334

Depreciation relating to exploration related assets has been allocated to resource properties in the amount of $23,694 (2001 – $12,402).

5. Resource Properties

	Falconbridge Properties	Midrim Property	Belleterre Property	Lansdowne House Property	Other	December 31 2002
Balance, beginning of year	$ 3,069,381	$ 1,470,574	$ 1,134,102	$ 1,745,745	$ 975,198	$ 8,395,000
Property acquisition and maintenance	26,306	117,297	103,348	77,076	121,618	445,645
Analytical	14,041	53,241	72,987	2,042	175,391	317,702
Geophysics	150,599	141,320	2,057	18,898	448,480	761,354
Geology	393,810	164,524	100,898	130,411	1,280,136	2,069,779
Drilling	593,238	401,559	310,407	(6,622)	474,634	1,773,216
Research	–	3,667	5,023	3,532	31,888	44,110
Project administration	145,677	(111,345)	(144,090)	32,187	134,732	57,161
Balance, end of year	$ 4,393,052	$ 2,240,837	$ 1,584,732	$ 2,003,269	$ 3,642,077[1]	$ 13,863,967

[1] Includes: Nickel Lake ($873,642), AEM 2000 ($872,598), Lake Shore ($757,443), Superior Diamonds ($294,881), Miscellaneous ($843,513).

	Falconbridge Properties	Midrim Property	Belleterre Property	Lansdowne House Property	Other	December 31 2001
Balance, beginning of year	$ 625,100	$ 504,685	$ 139,149	$ 134,669	$ 238,290	$ 1,641,893
Property acquisition and maintenance	15,778	114,496	117,079	10,087	101,546	358,986
Analytical	121,015	24,875	42,536	106,082	70,213	364,721
Geophysics	400,744	111,985	177,306	172,748	123,745	986,528
Geology	367,721	131,406	198,770	236,324	417,181	1,351,402
Drilling	1,342,673	523,629	403,769	980,008	5,890	3,255,969
Research	2,100	–	–	18,179	2,100	22,379
Project administration	194,250	59,498	55,493	87,648	134,336	531,225
Property costs written off	–	–	–	–	(118,103)	(118,103)
Balance, end of year	$ 3,069,381	$ 1,470,574	$ 1,134,102	$ 1,745,745	$ 975,198[1]	$ 8,395,000

[1] Includes: AEM 2000 ($298,539), Angliers ($232,298), Miscellaneous ($444,361).

An amount of $118,103 was written off due to the abandoning of the McDonough Property.

Falconbridge Properties

In June 2000, the Company signed an Option Agreement with Falconbridge Limited ("Falconbridge") covering two project areas, Foy and Footwall, within the Sudbury District of Ontario. Under the terms of the agreement, the Company will have the option to earn a 60% interest in both projects by expending $6 million (including a 10% management fee charged by the Operator) on exploration over three years. Once the Company has earned its 60% interest, both partners will contribute on a pro-rata basis. In order to vest its 60% interest the Company must spend $1,348,185 on the project by August 28, 2003.

Midrim Property

In June 2000, the Company entered into an agreement with the owners ("the Owners") of the Midrim copper-nickel Property in western Quebec. Under the terms of the agreement, the Company can earn a 70% interest in the Project by making cash payments of $200,000, issuing shares to the Owners with a value of $200,000 (as at December 31, 2002, the Company had issued 75,961 shares worth $150,000 and $150,000 in cash to the Owners), and incurring exploration expenditures of $1.2 million over a three year period. Once this is achieved, the Owners have 60 days to decide whether to participate in further exploration on a pro-rata basis, dilute or sell their interest subject to Aurora's first right of refusal. At December 31, 2002, the Company had exceeded its total exploration expenditure commitment.

Belleterre Property

In October 2000, the Company entered into an Option Agreement with Hinterland Exploration Ltd. ("Hinterland") to acquire an interest in the Belleterre Property in Quebec. The Company can earn a 70% interest in the Property by making cash payments of $125,000, issuing shares with a value of $350,000 (as at December 31, 2002, the Company had issued 73,732 shares worth $210,000 and $75,000 in cash to Hinterland), and spending $1.5 million on exploration over a four year period. Once this is achieved, Hinterland has 60 days to elect to participate in further exploration on a pro-rata basis, dilute or sell its interest, subject to Aurora's first right of refusal. At December 31, 2002, the Company had exceeded its total exploration expenditure commitment.

Lansdowne House Property

The Company acquired, by staking, a 100% interest in the Lansdowne House Property which is comprised of 13,088 hectares. The Lansdowne Property is located in the Thunder Bay Mining Division in northwestern Ontario.

Evaluation Agreement

In December 2000, the Company signed a Letter Agreement with Inco Limited ("Inco") whereby Aurora has secured exclusive rights to proprietary airborne magnetic and electromagnetic data covering certain areas of Ontario. Under the terms of the agreement, the Company can earn the right to permanently use and retain the data by spending $1.5 million over four years on follow-up of geophysical targets. Any properties acquired by Aurora within the area of interest will be subject to a royalty to Inco, capped at $2.5 million, upon commencement of commercial production. Inco will have the right to acquire 50% of Aurora's interest in any mineral property by funding two times Aurora's property expenditures. The Company and its subsidiaries have spent a total of $1.6 million on this Project as at December 31, 2002.

Nickel Lake

On May 8, 2002, the Company signed an agreement with Inco on 175 acres of patented mining claims surrounding Nickel Lake. Under the terms of the agreement, the Company can earn a 60% interest in the Nickel Lake Property by spending $2 million over four years on exploration and issuing 75,000 shares to Inco. The Company can earn a further 10% by preparing, at its expense, a bankable feasibility study. Inco has the option to increase its interest to 70% by funding all of the costs to bring the Property into commercial production, with the Company retaining a 30% interest. As at December 31, 2002, the Company had spent $873,642 on this Project.

6. Share Capital

a) During the year ended December 31, 2002, changes in issued share capital were as follows:

	2002		2001	
	Number of Shares	Amount	Number of Shares	Amount
Issued at beginning of year	15,992,869	$ 19,082,670	3,075,335	$ 7,787,364
Issued pursuant to private placements – net of share issue costs of $739,453 (2001 – $95,428) (i)	2,594,192	8,470,532	335,000	909,573
Issued on the exercise of stock options	148,000	113,960	163,500	136,340
Issued on the exercise of share purchase warrants	592,008	1,983,205	5,079,825	2,723,510
Special warrants issued in 2000, but not qualified until 2001 (ii)	–	–	7,280,716	7,405,883
Issued in exchange for resource properties (iii)	124,802	387,497	58,493	120,000
Issued at end of year	19,451,871	$ 30,037,864	15,992,869	$ 19,082,670

i) During 2002, the Company issued a total of 2,594,192 common shares pursuant to private placements as follows:

- January 18, 2002: Issued 235,292 units at $2.55 per unit consisting of one common share and one-half of a common share purchase warrant. Each whole share purchase warrant entitles the holder to buy one common share for a price of $3.00 until January 18, 2003 and for a price of $3.50 until January 18, 2004.

- August 6, 2002: Issued 1,420,400 flow through units and 823,500 non-flow through units at $3.65 per unit. Each flow through unit consisted of one flow through common share and one-half of a non-flow through common share purchase warrant. Each non-flow through unit consisted of one common share and one common share purchase warrant. Each whole share purchase warrant entitles the holder to buy one non-flow through common share for $4.75 until August 5, 2003. The agents were paid a commission of 7.5% of gross proceeds and received 224,390 broker warrants entitling the holder to purchase one non-flow through common share at a price of $4.05 until August 5, 2003. As at December 31, 2002, the Company had spent $2,994,000 of the proceeds from the flow through shares on exploration with the balance to be spent in 2003.

- September 3, 2002: Issued 115,000 units at $3.65 per unit consisting of one common share and one common share purchase warrant. Each share purchase warrant entitles the holder to buy one common share for $4.75 until September 2, 2003.

On December 31, 2001, the Company issued 335,000 flow through units at $3.00 per unit. Each unit consisted of one flow through common share and one-half of a flow through common share purchase warrant. Each whole share purchase warrant entitled the holder to buy one flow through common share for $4.00 before December 31, 2002. In 2002, 50,000 of the flow through warrants were exercised while the remaining had their expiry date extended to December 31, 2003. All of the 33,500 broker warrants were exercised in 2002.

ii) In February 2001, the Company received clearance from the securities commissions in British Columbia, Alberta and Ontario for a final prospectus filed to qualify the distribution of 7,280,716 common shares for special warrants and agents' compensation warrants issued in 2000.

iii) In 2002, the Company issued 124,802 common shares pursuant to the Nickel Lake, Midrim, Belleterre and Lavoie Lake agreements. A total of 58,493 common shares were issued to the owners of the Midrim and Belleterre properties.

b) Stock Options

At December 31, 2002, there were 1,967,500 options outstanding under the Company's stock option plan. The maximum term of all options cannot exceed ten years and the minimum exercise price cannot be less than the closing price of the Company's common shares on the TSX Venture Exchange on the last trading day preceding the grant of the option.

	2002		2001	
	Number of Shares	Weighted-Average Exercise Price	Number of Shares	Weighted-Average Exercise Price
Outstanding at beginning of year	1,984,500	$ 2.27	1,144,500	$ 0.83
Granted	135,000	3.51	1,011,000	3.69
Exercised	(148,000)	0.77	(163,500)	0.83
Cancelled	(4,000)	3.60	(7,500)	4.12
Outstanding at end of year	1,967,500	$ 2.47	1,984,500	$ 2.27
Options exercisable at end of year	1,967,500		1,984,500	

The following table summarizes information about stock options outstanding and exercisable at December 31, 2002:

Number of Shares	Exercise Price Range	Weighted-Average Remaining Years of Contractual Life
815,000	$0.77	2.3
10,000	$2.89	4.2
1,117,500	$3.40-$3.85	3.4
5,000	$4.09	2.8
20,000	$4.25	3.2
1,967,500	$2.47	2.9

Stock-Based Compensation Plan

As a result of stock options granted to non-employees in 2002, the Company recognized $241,111 in stock-based compensation under consulting and management fees and included this amount in contributed surplus.

When stock-based compensation awards are granted to employees, no compensation cost is recognized when their exercise price exceeds or equals the fair value of the Company's common shares at the date of grant. Had the compensation cost for the Company's stock-based compensation plan been determined based on the fair value method of accounting for awards granted on or after January 1, 2002, the Company's net loss would have been increased to the pro forma amount indicated below:

For the year ended December 31	2002
Net loss	
As reported	$ 1,256,548
Pro forma	$ 1,460,825

The pro forma loss per share would be $0.08 compared to $0.07 reported on the consolidated statements of loss and deficit.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions used for grants during the year ended December 31, 2002: no dividends are to be paid; volatility of 43%; risk-free interest rate of 5.0%; and expected life of five years.

c) Warrants

As at December 31, 2002, there were 2,108,236 warrants issued and outstanding.

Date Issued	Number	Exercise Price	Expiry Date
Dec. 31/01	117,500	$4.00	Dec. 31/03
Jan. 18/02	117,646	$3.00; $3.50	Jan. 18/03; Jan. 18/04
Aug. 6/02	1,533,700	$4.75	Aug. 5/03
Aug. 6/02	224,390	$4.05	Aug. 5/03
Sept. 3/02	115,000	$4.75	Sept. 2/03

The expiry date of the 117,500 Series C flow-through warrants with a price of $4.00 was extended from December 31, 2002 to December 31, 2003.

7. Deferred Exploration Advances

The deferred exploration advances arise upon the consolidation of Superior and Lake Shore into the records of the Company. This amount will be offset as exploration expenditures are incurred on the mineral claims transferred to those two companies.

8. Non-Controlling Interest

Non-controlling interest of $682,973 represents the interest in the net assets of Lake Shore attributable to the 39% (2001 – nil) not owned by the Company. The results of operations of Lake Shore to December 31, 2002 have not been consolidated with those of the Company as the acquisition was completed at the end of the year.

Non-controlling interest of $748,540 represents the interest in the net assets of Superior attributable to the 43% (2001 – nil) of the outstanding shares not owned by the Company. The non-controlling interest of $158,064 appearing on the statements of loss and deficit represents the minority shareholders interest in the results of operations of Superior from September 1 to December 31, 2002.

9. Supplemental Cash Flow Information

	2002	2001
Significant non-cash capital transactions		
Investing Activities		
Common shares issued pursuant to property option agreements	$ 387,497	$ 120,000
Deferred exploration advances relating to Superior and Lake Shore	$ 612,639	$ –
Financing Activities		
Special warrants issued in 2000, but not qualified until February 2001	$ –	$ 7,405,883
Stock options granted to consultants by Aurora and Superior	$ 241,111	$ 172,374
Other supplemental cash flow information		
Taxes paid	$ (7,490)	$ 32,689
Interest received	$ 104,787	$ 163,681

10. Related Party Transactions

	2002	2001
Fees paid on account of consulting and management services provided by companies owned by directors	$451,943	$ 282,616
Amounts paid to Southwestern Resources Corp. (a company related by directors in common) under the terms of an administrative services agreement	$172,000	$ 96,000

As at December 31, 2002, $11,623 (2001 – $17,835) was due to Southwestern Resources Corp.

11. Income Taxes

The provision for income taxes reported differs from the amounts computed by applying the cumulative Canadian federal and provincial income tax rates to the net loss for the year due to the following:

	2002	2001
Statutory tax rate	40%	45%
Recovery of income taxes computed at standard rates	$ 503,418	$ 619,568
Non-deductible expenses	(138,534)	(77,568)
Tax losses not recognized in the period that the benefit arose	(364,884)	(542,000)
Income tax provision	$ –	$ –

During the years ended December 31, 2002, 2001 and 2000, the Company closed three flow through share private placements. As a result of the assignment of the tax deductibility of the related expenditures of the flow through funds, the Company has a net future tax liability at December 31, 2002 of $1,332,727. As the liability arises from transactions in the capital of the Company, the corresponding charge has been taken directly to deficit as opposed to being charged through operations.

The approximate tax effect of each type of temporary difference that gives rise to the Company's future tax (liability) asset are as follows:

	2002	2001
Operating loss carry-forwards	$ 1,506,000	$ 857,000
Tax base of assets in excess of carrying value	1,063,000	–
	2,569,000	857,000
Less: Valuation allowance	(1,942,800)	–
Net future income tax asset	$ 626,200	$ 857,000
Carrying value of assets in excess of tax value	(1,958,927)	(1,462,000)
Net future tax liability	$ (1,332,727)	$ (605,000)

At December 31, 2002, the Company had loss carry-forwards of $3,567,000 available for tax purposes in Canada, which expire between 2003 and 2010.

12. Subsequent Events

On February 14, 2003, the Company entered into an agreement with Inco, defined as the Abitibi AEM Project, to acquire proprietary airborne electromagnetic, magnetic and ground follow-up data owned by Inco covering certain areas of Ontario and Quebec. Aurora and/or its subsidiaries, affiliates and joint venture partners must spend a total of $5 million over six years on the selection and follow-up of geophysical targets within the area of interest, with a commitment to incur $1 million in expenditures within the first year. Inco has certain back-in rights to purchase any nickel, copper and platinum group metals, to acquire a 50% interest in the claims, and is entitled to a 1.5% net smelter return royalty to a maximum of $2.5 million and 0.75% thereafter on each mineral property developed.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Unaudited

	Three months ended September 30		Nine months ended September 30	
	2002	2001	2002	2001
Operating Activities				
Net loss for the period	$ (400,454)	$ (119,756)	$ (748,037)	$ (479,115)
Items not involving cash				
Non-controlling interest	(122,642)	–	(122,642)	–
Stock-based compensation	152,854	–	241,111	–
	(370,242)	(119,756)	(629,568)	(479,115)
Change in non-cash operating working capital items				
(Increase) decrease in exploration advances and other receivables	(120,435)	799	(68,886)	(41,690)
Increase (decrease) in accounts payable and accrued charges	123,768	(17,348)	96,233	(71,775)
	(366,909)	(136,305)	(602,221)	(592,580)
Investing Activities				
Resource property expenditures	(1,709,423)	(2,172,162)	(3,193,343)	(5,932,252)
Additions to capital assets	(66,094)	(1,500)	(82,837)	(53,240)
	(1,775,517)	(2,173,662)	(3,292,180)	(5,985,492)
Financing Activities				
Shares issued	8,377,063	1,189,290	9,158,324	2,606,696
Cash acquired on acquisition of Superior Diamonds Inc.	1,244,981	–	1,244,981	–
	9,622,044	1,189,290	10,403,305	2,606,696
Increase (decrease) in cash and cash equivalents during the period	7,479,618	(1,120,677)	6,518,904	(3,971,376)
Cash and cash equivalents at beginning of period	1,125,348	3,523,000	2,086,062	6,373,699
Cash and cash equivalents at end of period	$ 8,604,966	$ 2,402,323	$ 8,604,966	$ 2,402,323
Cash and cash equivalents consist of:				
Cash	721,535	8,803	721,535	8,803
Short-term investments	7,883,431	2,393,520	7,883,431	2,393,520
Cash and cash equivalents at end of period	$ 8,604,966	$ 2,402,323	$ 8,604,966	$ 2,402,323

See note 9 for supplemental cash flow information



NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

September 30, 2002 and 2001

1. Significant Accounting Policies

a) These consolidated interim financial statements have been prepared in accordance with Canadian generally accepted accounting principles. The accounting policies followed in preparing these financial statements are those used by Aurora Platinum Corp. (the "Company") as set out in the audited financial statements for the year ended December 31, 2001 with the exception noted in note 1b and 1c below. Certain information and note disclosure normally included in financial statements prepared in accordance with generally accepted financial principles have been omitted. These interim financial statements should be read together with the Company's audited financial statements for the year ended December 31, 2001.

b) The Company adopted the new recommendations of the CICA regarding Stock-Based Compensation and Other Stock-Based Payments, effective January 1, 2002.

The Company adopted the intrinsic value method whereby compensation cost is recorded for the excess, if any, of the quoted market price over the exercise price, at the date the stock options are granted. Details of the pro forma effect on the net loss had the Company adopted a fair value method for recording stock options granted to employees, officers and directors are disclosed in the notes to the financial statements.

c) On August 29, 2002, the Company completed an agreement with Superior Diamonds Inc. (formerly Consolidated Ouro Brasil Ltd.) ("Superior") regarding Superior's acquisition of interests in certain mineral claims and related rights (the "Kimberlite Assets") held by the Company in exchange for Superior issuing to the Company 13,150,000 common shares and 550,000 share purchase warrants. As a result, there was a change in management and Aurora obtained control with a 58.03% interest in Superior. The Company is recording its interest in Superior using the consolidation basis of accounting in the current period balance sheet. The results of operations of Superior from September 1, 2002 have been consolidated with those of the Company.

The assets and liabilities of Superior that were acquired on September 1, 2002, were as follows:

	September 1 2002
Net current assets	$1,222,538
Resource properties	294,881
Deferred exploration advances	(521,524)
Minority interest	(701,014)
Consideration	$ 294,881

d) In the opinion of management, all adjustments considered necessary for fair presentation have been included in these financial statements.



2. Capital Assets

			September 30 2002	December 31 2001
	Cost	Accumulated Depreciation	Net Book Value	Net Book Value
Office and other equipment	$ 73,573	$ 7,538	$ 66,035	$ 11,613
Computer equipment	83,581	20,511	63,070	42,721
	$ 157,154	$ 28,049	$ 129,105	$ 51,334

Depreciation relating to exploration related assets has been allocated to resource properties in the amount of $14,065 during the current period.

3. Resource Properties

For the nine month period ended September 30, 2002	Falconbridge Properties	Midrim Property	Bellecterre Property	Lansdowne House	Other	Total
Balance, beginning of period	$3,069,381	$1,470,574	$1,134,102	$1,745,745	$ 975,198	$ 8,395,000
Property acquisition, assessment and maintenance	19,747	117,297	7,601	2,080	416,591	563,316
Analytical	10,267	27,104	7,115	2,042	98,464	144,992
Geophysics	130,004	119,676	2,057	6,787	66,051	324,575
Geology	239,378	91,000	62,394	58,211	1,001,889	1,452,872
Drilling	302,176	290,778	126,490	(6,623)	298,433	1,011,255
Research	-	3,667	5,023	2,719	25,317	36,726
Project administration	88,361	41,829	26,186	21,978	172,024	350,378
Balance, end of period	$3,359,314	$2,161,925	$1,370,968	$1,832,940	$3,053,967	$12,279,114

For the nine month period ended September 30, 2001	Falconbridge Properties	Midrim Property	Bellecterre Property	Lansdowne House	Other	Total
Balance, beginning of period	$ 625,100	$ 504,685	$ 139,149	$ 134,669	$238,290	$ 1,641,893
Property acquisition, assessment and maintenance	4,229	113,527	21,110	10,087	48,742	197,695
Analytical	113,449	34,402	41,878	100,613	23,601	303,973
Geophysics	378,734	107,308	165,016	172,748	113,868	936,664
Geology	201,109	98,514	179,378	183,945	335,391	1,098,337
Drilling	1,193,586	523,629	403,769	986,496	5,890	3,112,370
Research	3,100	–	–	10,752	3,100	16,952
Project administration	129,624	40,344	43,409	66,418	76,940	415,736
Balance, end of period	$2,296,921	$1,421,409	$ 993,709	$1,665,723	$ 843,852	$7,721,619

On May 8, 2002, the Company signed an agreement with Inco Limited ("Inco") on 175 acres of patented mining claims surrounding Nickel Lake. Under the terms of the agreement, the Company can earn a 60% interest in the Nickel Lake Property (the "Property") by spending $2 million over four years on exploration and issuing 75,000 shares to Inco. The Company can earn a further 10% by preparing, at its expense, a bankable feasibility study. Inco has the option to increase its interest to 70% by funding all of the costs to bring the Property into commercial production, with the Company retaining a 30% interest.

On June 14, 2002, the Company entered into an agreement with Inco to acquire proprietary analogue electromagnetic airborne survey data for the Muskrat Dam Project in Ontario. As per the terms of the agreement, Aurora must spend up to $1.5 million over four years on the selection and follow up of geophysical targets in the Project area with a firm commitment of $150,000 in expenditures in the first year. Inco will have the right to acquire a 50% interest in any mineral property acquired by Aurora by funding two times the expenditures of Aurora.

On July 31, 2002, the Company entered into an agreement with Consolidated Takepoint Ventures Ltd. ("Takepoint") regarding Takepoint's acquisition of interests in certain mineral claims and related rights



(the "Mineral Assets") held by the Company in exchange for Takepoint issuing to the Company 13 million common shares and 550,000 share purchase warrants which will represent approximately 54% of the outstanding common shares of Takepoint after the completion of the transaction. The acquisition of the Mineral Assets will constitute a reverse takeover transaction and is subject to the approval of the TSX Venture Exchange. It is anticipated that the 13 million common shares will be subject to escrow and resale restrictions under applicable Exchange policies and securities laws.

4. Share Capital

a) During the nine months ended September 30, 2002, changes in issued share capital were as follows:

	For the nine month period ended September 30, 2002		For the nine month period ended September 30, 2001	
	Number of Shares	Amount	Number of Shares	Amount
Issued at beginning of period	15,992,869	$ 19,082,670	3,075,335	$ 7,787,364
Special warrants issued in 2000, but not qualified until 2001	–	–	7,280,716	7,405,883
Issued as result of private placements (i)	2,594,192	8,482,286	2,594,192	8,482,286
Issued on the exercise of stock options	73,000	56,210	125,000	106,696
Issued on the exercise of warrants	188,296	619,829	5,000,000	1,500,000
Issued in exchange for resource property options (ii)	89,286	267,501	75,000	60,000
Issued at end of period	18,937,643	$ 28,508,496	15,506,051	$ 17,849,941

(i) On January 18, 2002, the Company issued, by way of a private placement, 235,292 units at $2.55 per unit. Each unit consists of one common share and one-half of a common share purchase warrant. Each whole share purchase warrant entitles the holder to buy one common share for a price of $3.00 until January 18, 2003 and for a price of $3.50 until January 18, 2004.

On August 6, 2002, the Company issued by way of a private placement, 1,420,400 flow through units at $2.65 per unit and 823,500 non-flow through units at $3.65 per unit. Each non-flow through unit consists of one non-flow through common share and one non-flow through common share purchase warrant. Each flow through unit consists of one flow through common share and one-half of a non-flow through common share purchase warrant. Each whole share purchase warrant will entitle the holder to buy one non-flow through common share for $4.75 until August 5, 2003.

The agents received a commission of 7.5% of gross proceeds from the sale of units and received 224,390 broker warrants. Each broker warrant will entitle the holder to purchase one non-flow through common share at a price of $4.05 until August 5, 2003.

On September 3, 2002, the Company issued by way of a private placement 115,000 units at $3.65 per unit for gross proceeds of $419,750. Each unit consists of one common share and one purchase warrant. Each purchase warrant entitles the holder to buy one common share for $4.75 by September 3, 2003.

(ii) On May 27, 2002, the Company issued 75,000 shares to Inco Ltd. pursuant to the Nickel Lake option agreement.

On August 21, 2002, the Company issued 14,286 shares pursuant to the Midrim option agreement.

b) Stock Options

At September 30, 2002, there were 2,046,500 stock options outstanding under the Company's stock option plan.

For the nine month period ended September 30		2002
	Number of Shares	Weighted-Average Exercise Price
Outstanding at beginning of period	1,984,500	$2.27
Issued	135,000	$3.51
Exercised	(73,000)	$0.77
Outstanding at end of period	2,046,500	$2.41



The following table summarizes information regarding stock options outstanding at September 30, 2002.

Number of Shares	Exercise Price	Weighted-Average Remaining Years of Contractual Life
890,000	$0.77	2.5
10,000	$2.89	4.5
100,000	$1.40	[illegible]
2,000	$3.50	3.0
75,000	$3.66	4.6
926,000	$2.70	3.5
8,500	$3.35	2.9
5,000	$4.09	3.3
10,000	$4.25	3.4
2,046,500		3.1

Stock-Based Compensation Plan

When stock-based compensation awards are granted to employees, no compensation cost is recognized when their exercise price exceeds or equals the fair value of the Company's common shares at the date of grant. Had the compensation cost for the Company's stock-based compensation plan been determined based on the fair value method of accounting for awards granted to employees on or after January 1, 2002, the Company's net loss would have been increased to the pro forma amount indicated below:

For the nine month period ended September 30	2002
Net loss	
As reported	$ 748,037
Pro forma	$ 959,393

The pro forma loss per share would be $0.05 compared to $0.04 reported on the consolidated statement of loss and deficit.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions used for grants in the nine month period ended September 30, 2002: no dividends are to be paid; volatility of 43%; risk-free interest rate of 5.0%; and expected life of five years.

c) As at September 30, 2002, there were 3,292,045 warrants issued and outstanding.

Date Issued	Number	Exercise Price	Expiry Date
Nov. 10/00	1,093,786	$3.50	Nov. 10/02
Nov. 10/00	56,520	$2.80	Nov. 10/02
Dec. 31/01	117,500	$4.00	Dec. 31/02
Dec. 31/01	33,500	$3.30	Dec. 31/02
Jan. 18/02	117,646	$3.00; $3.50	Jan. 18/03; Jan. 18/04
Aug. 06/02	1,543,700	$4.25	Aug. 06/03
Aug. 06/02	224,390	$4.05	Aug. 06/03
Sept. 03/02	115,000	$4.25	Sept. 03/03

No carrying values have been assigned to the warrants.

5. Related Party Transactions

Fees amounting to $175,427 (2001 – $209,591) were paid on account of consulting and management services provided by directors and officers of which $27,983 is included in consulting and management fees, and the balance is capitalized in resource properties. Amounts paid to Southwestern Resources Corp. ("Southwestern") under the terms of an administrative services agreement totalled $106,000 (2001 – $72,000). As at September 30, 2002, there was an amount of $4,337 due to Southwestern.



6. Income Taxes
At September 30, 2002, the Company's income tax expense was nil.

During the years ended December 31, 2001 and 2000, and the period ended September 30, 2002, the Company closed three flow through share private placements. As a result of the assignment of the tax deductibility of the related expenditures of the flow through funds, the Company has a net future tax liability at September 30, 2002 of $1,107,000. As the liability arises from transactions in the capital of the Company, the corresponding charge has been taken directly to deficit as opposed to being charged through operations.

The approximate tax effect of each type of temporary difference that gives rise to the Company's future tax (liability) asset is as follows:

	September 30 2002	December 31 2001
Operating loss carry forwards	$ 636,000	$ 857,000
Accumulated cost base difference on assets	(1,743,000)	(1,462,000)
	(1,107,000)	(605,000)
Less: Valuation allowance	–	–
Net future income tax	$ (1,107,000)	$ (605,000)

7. Deferred Exploration Advances
The deferred exploration liability arises upon the consolidation of Superior into the records of the Company. This amount will be offset as exploration expenditures are incurred on the kimberlite assets transferred to Superior.

8. Non-Controlling Interest
Non-controlling interest of $578,372 represents the interest in the net assets of Superior attributable to the 41.97% (2001 – nil) not owned by the Company. The non-controlling interest of $122,642 represents the minority shareholders' interest in the results of operations of Superior from September 1, 2002. The Company is including in its operations only its portion of Superior's losses from September 1, 2002 when it acquired control.

9. Supplemental Cash Flow Information

For the nine month period ending	September 30 2002	September 30 2001
7,280,716 special warrants were converted to 7,280,716 common shares	$ –	$ 7,405,883
The Company issued 75,000 common shares as per the agreement regarding the Nickel Lake Project	217,500	–
The Company issued 14,286 common shares as part of the option to acquire the Midrim Property	50,000	50,000
Deferred liability arising on consolidation	521,524	–







Aurora Platinum Corp.

VANCOUVER OFFICE
PO Box 10102
1650–701 W Georgia St
Vancouver, BC
Canada V7Y 1C6

T 604 687 7778 F 604 688 5175
E info@auroraplatinum.com
www.auroraplatinum.com

SUDBURY OFFICE
Unit 5
868 Falconbridge Hwy
Sudbury, Ontario
Canada P3A 5K7

T 705 525 0992 F 705 525 7701
E info@auroraplatinum.com
www.auroraplatinum.com

FORM 51-901F

QUARTERLY REPORT

Incorporated as part of:	[ ]	**Schedule A**
	[X]	**Schedule B & C**

ISSUER DETAILS:

For Quarter Ended:	**September 30, 2002**
Date of Report:	**November 15, 2002**
Name of Issuer:	**Aurora Platinum Corporation**
Issuer's Address:	**1650-701 West Georgia Street** **Vancouver, B.C., V7Y 1C6**
Issuer's Fax Number:	**604-688-5175**
Issuer's Phone Number:	**604-669-2525**
Contact Person:	**Parkash K. Athwal**
Contact's Position:	**Vice President, Finance**
Contact Telephone Number:	**604-669-2525**

CERTIFICATE

The Schedule(s) required to complete this Quarterly Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Quarterly Report will be provided to any shareholder who requests it. Please note this form is incorporated as part of both the required filing of Schedule A and B&C.

George H. Plewes	"George H. Plewes"	November 15, 2002
Name of Director	Signed (typed)	Date Signed
Daniel G. Innes	"Daniel G. Innes"	November 15, 2002
Name of Director	Signed (typed)	Date Signed

Aurora Platinum Corp.
Quarterly Report - Form 51-901F
For the nine month period ended September 30, 2002

Schedule B : Supplementary Information

Related Party Transactions for the nine month period ended September 30, 2002

Fees paid on account of consulting and management services provided by directors and officers	$	175,427
Amounts paid to Southwestern Resources Corp (a company related by directors in common) per terms of an Administrative Services Agreement	$	106,000 *
Amounts owing to Southwestern Resources Corp (a company related by directors in common)	$	4,333

* For administrative services such as accounting, secretarial, office supplies, rent, and insurance.

Common Shares issued during the nine month period ended September 30, 2002

Date	Purpose	Shares		Proceeds		Price	Commission	Consideration
Jan 18/02	Private Placement	235,292	$	569,952	$	2.55		Cash
Mar 27/02	Exercise of options	500	$	385	$	0.77		Cash
May 27/02	Nickel Lake Option	75,000	$	217,500	$	2.90		Mineral Property
June 4-19/02	Exercise of options	52,500	$	40,425	$	0.77		Cash
June 28/02	Exercise of warrants	40,000	$	160,000	$	4.00		Cash
June 28/02	Exercise of warrants	3,000	$	10,500	$	3.50		Cash
July 5-7 / 02	Exercise of warrants	78,572	$	262,502	$	3.34		Cash
July 19/02	Exercise of options	20,000	$	15,400	$	0.77		Cash
Aug 6/02	Private Placement	2,243,900	$	8,190,235	$	3.65	614,267	Cash
Aug 13/02	Exercise of warrants	66,724	$	186,827	$	2.80		Cash
Aug 21/02	Midrim property option	14,286	$	50,001	$	3.50		Mineral Property
Sept 3/02	Private Placement	115,000	$	419,750	$	3.65		Cash

Share Capital as at September 30, 2002

	Common	Special Warrants
Authorized shares	100,000,000	
Par value	N.P.V.	
Shares issued	18,937,643	

Warrants issued during the period ended September 30, 2002

OnJanuary 18, 2002 the company issued 117,646 warrants as part of a private placement.
Each warrant entitles the holder to purchase one common share for a price of $3.00 until January 18, 2003 and for a price of $3.50 until January 18, 2004.

On August 6, 2002 the company issued 1,533,700 warrants as part of a private placement.
Each warrant entitles the holder to purchase one common share for a price of $4.75 until August 5, 2003.
As part of the same private placement, the company issued 224,390 broker warrants. Each warrant entitles the holder to purchase one common share for $4.05 until August 5, 2003.

On September 3, 2002 the company issued 115,000 warrants as part of a private placement.
Each warrant entitles the holder to purchase one common share for a price of $4.75 until September 3, 2003.

Warrants outstanding at September 30, 2002

Date	Number		Exercise Price	Expiry date
Nov 10/00	1,093,786	$	3.50	Nov 10/02
Nov 10/00	56,523	$	2.80	Nov 10/02
Dec 31/01	117,500	$	4.00	Dec 31/02
Dec 31/01	33,500	$	3.20	Dec 31/02
Jan 18/02	117,646	$	3.00;$3.50	Jan 18/03;Jan 18/04
Aug 6/02	1,533,700	$	4.75	Aug 5/03
Aug 6/02	224,390	$	4.05	Aug 5/03
Sept 3/02	115,000	$	4.75	Sept 3/03

Stock Options Granted during the nine month period ending September 30, 2002

Date	Optionee	Number	Price	Expiry
April 3/02	Consultant	10,000	$2.89	April 2/07
June 10/02	D. Innes	25,000	$3.66	June 9/07
June 10/02	M. Byron	25,000	$3.66	June 9/07
June 10/02	Consultant	25,000	$3.66	June 9/07
Sept 20/02	A. Moon	50,000	$3.40	Sept 19/07

Stock options outstanding at September 30, 2002

Number		Exercise Price	Expiry
890,000	$	0.77	May 11, 2005
8,500	$	3.85	Sept 5, 2005
7,000		$3.50-$4.09	Oct 31,2005
20,000	$	4.25	March 7,2006
936,000	$	3.70	May 10,2006
50,000	$	3.40	July 8, 2006
75,000	$	3.66	June 9/2007
10,000	$	2.89	April 2/2007
50,000	$	3.40	Sept 19/2007
2,046,500			

Statement of Office Expense

		Nine month period ended September 30, 2002
Stationery & supplies	$	19,970
Rent		8,833
Education and conferences		9,723
Bank Charges		4,371
Telecommunications, postage & courier		7,455
Corporate taxes		(14,452)
Other		977
	$	36,877

Directors and Officers of Aurora Platinum Corp.

George H. Plewes	Chairman and Director	Pembroke, Bermuda
Daniel G. Innes	President, Director	West Vancouver, B.C.
Michael D. Winn	Director	Laguna Beach, California
A. Murray Sinclair	Director	Vancouver, B.C.
Alan C. Moon	Director	Calgary, Alberta
John J. Fleming	Director	Calgary, Alberta
Parkash K. Athwal	Vice President, Finance and CFO	Ladner, B.C.
Thomas W. Beattie	Vice President, Corporate Development and Corporate Secretary	West Vancouver, B.C.

Schedule C : Management Discussion (see attachment)

Investor Relations Activities

During the current period, investor relations activities were carried out by the Chairman of the Company, and included communicating with shareholders and members of the investment community. Consideration paid is included in the Related Party Transactions section above and is reflected in the financial statements under consulting fees. Investor Relations expenditures include regulatory and transfer agent fees, and the costs related to the printing and dissemination of shareholder information.

Increase in Exploration advances is due to large advance given to joint venture partner regarding the Falconbridge Properties.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

September 30, 2002 and 2001

This interim Management Discussion and Analysis ("MD&A") should be read in conjunction with the Company's MD&A for the year ended December 31, 2001 and the interim financial statements for the period ended September 30, 2002. The focus of this discussion is on material changes and information relating to the current period and may exclude certain information disclosed in the previous year's discussion.

Description of Business

The Company is a development stage mineral exploration company engaged in the acquisition and exploration of its nickel-copper-platinum-palladium mineral properties in Ontario and Quebec. Operations are conducted either directly or through agreements with third parties.

On August 29, 2002, the Company completed a business reorganization pursuant to the acquisition agreement entered into in April 2002 with Superior Diamonds Inc. (formerly Consolidated Ouro Brasil Ltd.) ("Superior") whereby Superior issued to Aurora 13,150,000 common shares and 550,000 share purchase warrants in exchange for interests in certain mineral claims and related rights. There was a change in management in Superior and Aurora obtained control with a 58% interest in Superior. As a result, the consolidation basis of accounting has been used to reflect Aurora's interest in Superior.

Exploration work during the third quarter of 2002 was focused on advancing the Company's principal properties with drilling programs on the Footwall and Foy projects within the Falconbridge Joint Venture, the Nickel Lake Joint Venture with Inco Limited ("Inco"), and the Midrim Property in Quebec. Significant reconnaissance work was also conducted on the AEM projects in northwestern Ontario.

In Ontario, the Company incurred approximately $212,000 on drilling and related exploration work on the Falconbridge properties in the third quarter. On the Nickel Lake Joint Venture, drilling and geophysics expenditures amounted to $258,000. A total of $553,000 in reconnaissance expenditures relating to sampling programs and other fieldwork was incurred on the AEM projects.

In Quebec, drilling continued on the Geoffroy prospect, north of the Midrim Property. The material expenditures related to geophysics and drilling were approximately $73,000 and $91,000, respectively. In addition, drilling costs on the Midrim Property amounted to $172,000 during the third quarter.

In June 2002, John G. Paterson resigned as President and CEO of the Company and the Board of Directors appointed Daniel G. Innes as





President and CEO, and Dr. Michael J. Byron as Vice President, Exploration. In September, Alan C. Moon was appointed to the Company's Board of Directors.

Results of Operations

Net loss for the three and nine months ended September 30, 2002 was $400,454 or $0.02 per share and $748,037 or $0.04 per share respectively compared to $119,756 or $0.01 per share and $479,115 or $0.03 per share for the three and nine months ended September 30, 2001.

The increase in the net loss during the nine month period ended September 30, 2002 reflects the consolidation of Superior from September 1, 2002. The $392,000 increase in losses resulted from a net increase of $292,000 in expenses incurred by Superior and a $100,000 decrease in interest earned by Aurora. During the three month period ended September 30, 2002, there was an increase of $403,000 in net loss before non-controlling interest relating primarily to a net increase of $111,000 in expenses incurred by Aurora and $292,000 incurred by Superior.

Consulting and management fees for the nine months ended September 30, 2002 include $108,000 in management fees paid to Southwestern Resources Corp. ("Southwestern"), $140,265 in fees on account of consulting and management services provided by directors, officers and other consultants, $152,854 in stock-based compensation expense for stock options issued by Superior and $88,257 for stock options issued by Aurora to non-employees. During the nine months ended September 30, 2001, $72,000 was paid to Southwestern, and $102,686 to directors, officers and other consultants.

For the nine months ended September 30, 2002 general exploration expense of $50,107 (2001 – $9,827) relates to expenditures of a general reconnaissance nature that are charged to expense during the period.

The investor relations expense of $111,779 and $173,020 for the current three and nine month periods, respectively, includes regulatory and transfer agent fees, the costs related to the printing and dissemination of shareholder information, and other investor relations activities. During the same three and nine month periods in 2001, the Company incurred $60,486 and $253,646 in investor relations costs. As well, legal and accounting expenses increased to $158,589 from $131,173 in 2001 mainly due to costs associated with the business reorganization involving Superior.

Other general and administrative expenses during 2002 were comparable to 2001.

The Company earned $38,358 and $53,663 in interest during the current three and nine month periods, respectively, compared with $42,999 and $151,378 during the three and nine months ended September 30, 2001. The decrease is due to a significant reduction in cash balances prior to a financing completed in August 2002.

Non-controlling interest of $122,642 relates to the interest of minority shareholders in the losses of Superior from September 1, 2002.



Financial Condition, Liquidity and Capital Resources

At September 30, 2002 the Company had working capital of $8,115,904 compared to $2,055,993 as at December 31, 2001.

The increase in working capital of approximately $6.1 million for the nine month period ended September 30, 2002 is attributed to net proceeds of $9.2 million from share issuances completed by Aurora during the period combined with $1.2 million in cash acquired on acquisition of Superior. This was partially offset by resource property expenditures of $3.6 million ($3.2 million on a cash basis) and operating expenses of $0.6 million, and additions to capital assets of $89,000.

On January 18, 2002, the Company closed a private placement of 235,292 units at $2.55 per unit for gross proceeds of $599,995. Each unit consists of one common share and one-half of a common share purchase warrant. Each whole share purchase warrant entitles the holder to buy one common share for a price of $3.00 until January 18, 2003 and for a price of $3.50 until January 18, 2004. The entire proceeds are to be spent on the Belleterre Property in Quebec of which approximately $236,000 was spent during the current nine month period.

On August 6, 2002, the Company sold 823,500 non-flow through units and 1,420,400 flow through units at $3.65 per unit for gross proceeds of $8.2 million. Each non-flow through unit consists of one non-flow through common share and one non-flow through common share purchase warrant. Each flow through unit consists of one flow through common share and one-half of a non-flow through common share purchase warrant. Each whole share purchase warrant will entitle the holder to buy one non-flow through common share at a price of $4.75 until August 5, 2003. The agents were paid a commission of 7.5% of gross proceeds and received 224,390 broker warrants entitling the holder to purchase one non-flow through common share at a price of $4.05 until August 5, 2003.

On September 3, 2002, Aurora closed a private placement of 115,000 units at $3.65 per unit for gross proceeds of $419,750. Each unit consists of one common share and one share purchase warrant. Each warrant entitles the holder to buy one common share for $4.75 until September 2, 2003. In addition, proceeds of $676,000 were received on the exercise of warrants and employee stock options during the nine month period ended September 30, 2002.

During the nine months ended September 30, 2002 resource property expenditures amounted to $3,617,000 ($3,193,000 on a cash basis) primarily relating to expenditures incurred on the Falconbridge properties ($790,000); the Nickel Lake Property ($606,000); the Belleterre, Midrim, Geoffroy and Anglers properties in Quebec ($1,041,000); and the AEM projects ($930,000).

On May 8, 2002, the Company signed an agreement with Inco on 175 acres of patented mining claims surrounding Nickel Lake. Under the terms of the agreement, the Company can earn a 60% interest in the Nickel Lake Property (the "Property") by spending $2 million over four years on exploration and issuing 75,000 shares to Inco. The Company can earn a further 10% by preparing at its expense a bankable



feasibility study. Inco has the option to increase its interest to 70% by funding all the costs to bring the Property into commercial production, with the Company retaining a 30% interest.

On June 14, 2002, the Company entered into an agreement with Inco to acquire proprietary analogue electromagnetic airborne survey data for the Muskrat Dam Project in Ontario. As per the terms of the agreement, Aurora must spend up to $1.5 million over four years on the selection and follow up of geophysical targets in the Project area with a firm commitment of $150,000 in expenditures in the first year. Inco will have the right to acquire a 50% interest in any mineral property acquired by Aurora by funding two times the expenditures of Aurora.

The Company's current working capital position is sufficient to fund its planned exploration and meet ongoing obligations as they become due.

Outlook

On July 31, 2002, the Company entered into a letter agreement with Consolidated Takepoint Ventures Ltd. ("Takepoint") regarding Takepoint's acquisition of interests in certain mineral claims and related rights (the "Mineral Assets") held by the Company in exchange for Takepoint issuing to the Company 13 million common shares and 550,000 share purchase warrants. The acquisition of the Mineral Assets will constitute a reverse takeover ("RTO") under the policies of the TSX Venture Exchange.

Concurrent with, and part of, the acquisition of the Mineral Assets and the RTO, Takepoint proposes to complete a private placement to raise up to $1 million through the sale of up to 5,555,556 units at $0.18 per unit, consisting of one common share and one-half of a common share purchase warrant. The shares held by Aurora will represent 54% of the outstanding common shares of Takepoint after the completion of the transaction and the private placement and the anticipated exercise of outstanding warrants prior to closing. The proposed transaction and private placement are subject to acceptance by the TSX Venture Exchange.

The Company expects to continue to focus its exploration activities in Ontario and Quebec. As opportunities present themselves, the Company will form additional alliances with third parties in order to reduce shareholder risk. As a mineral exploration company, the future liquidity of Aurora will be affected principally by the level of exploration expenditures and also by its ability to raise capital through the equity markets.





Computershare Trust Company of Canada
510 Burrard Street, Vancouver, BC V6C 3B9 Tel.: (604) 661-9400 Fax: (604) 683-3694

August 28, 2002

To: All Applicable Commissions and Stock Exchanges

Dear Sirs:

Subject: **Aurora Platinum Corp.**

We confirm that the following material was sent by pre-paid mail on August 28, 2002, to those registered and non-registered shareholders of the subject Corporation who completed and returned a supplemental mail list card requesting receipt of Interim Financial Statements.

1. 2002 Second Quarter Report / Interim Financial Statements for the six months ending June 30, 2002. / Form 51-901F Schedule C : Management Discussion and Analysis

In compliance with regulations made under the Securities Act, we are providing this material to you in our capacity as agent for the subject Corporation.

Yours truly,

COMPUTERSHARE TRUST COMPANY OF CANADA

"Adeline Niccoli"
Assistant Account Manager
Stock Transfer, Client Services
Telephone: (604) 661-9473
Fax: (604) 683-3694

/an

FORM 51-901F

QUARTERLY REPORT

Incorporated as part of: [x] Schedule A

[ ] Schedule B & C

ISSUER DETAILS:

For Quarter Ended:	**June 30, 2002**
Date of Report:	**August 16, 2002**
Name of Issuer:	**Aurora Platinum Corporation**
Issuer's Address:	**1650-701 West Georgia Street Vancouver, B.C., V7Y 1C6**
Issuer's Fax Number:	**604-688-5175**
Issuer's Phone Number:	**604-669-2525**
Contact Person:	**Parkash K. Athwal**
Contact's Position:	**Vice President, Finance**
Contact Telephone Number:	**604-669-2525**

CERTIFICATE

The Schedule(s) required to complete this Quarterly Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Quarterly Report will be provided to any shareholder who requests it. Please note this form is incorporated as part of both the required filing of Schedule A and B&C.

Michael D. Winn	"Michael D. Winn"	August 16, 2002
Name of Director	Signed (typed)	Date Signed

Daniel G. Innes	"Daniel G. Innes"	August 16, 2002
Name of Director	Signed (typed)	Date Signed


Aurora Platinum Corp.



2002 Second Quarter Report
for the six months ending June 30, 2002

TO OUR SHAREHOLDERS

In June, the Board of Directors appointed Daniel G. Innes as President and Chief Executive Officer of the Company and Michael J. Byron as Vice President, Exploration. The Board wishes to thank John Paterson, who resigned as President, CEO and Director of the Company, for his significant contribution to the growth and development of Aurora. John will continue his association with the Company as President of Consolidated Ouro Brazil Ltd. and Consolidated Takepoint Ventures Ltd. upon completion of reverse takeover transactions by Aurora. Mr. Paterson is also President and CEO of Southwestern Resources Corp.

Daniel Innes, who was Aurora's Vice President, Exploration since inception, has more than 30 years of experience in the mineral industry. He has worked in a variety of mineral environments in many parts of the world and has been directly responsible for the design and implementation of the Company's exploration programs in Ontario and Quebec. Mr. Innes is also a founding principal, director and Vice President, Exploration of Southwestern Resources Corp., and a director of Canabrava Diamond Corporation.

Michael Byron, Aurora's Exploration Manager for the last two years, has over 16 years of international experience as a geological consultant. Dr. Byron has managed exploration programs and geological studies for numerous major, mid-size and junior resource companies and research institutions. Dr. Byron will be based out of the Company's Sudbury, Ontario office.

The Company continued to advance its principal properties during the quarter and initiated a number of new projects. Drilling programs were started at Midrim-Belleterre, Quebec and on the Foy Project in Sudbury, Ontario. Field work commenced on the AEM Project in northwestern Ontario and a number of earlier gold/base metal targets, identified from geophysical/geological work, have been acquired by staking. These gold/base metal properties will be will be spun out into Consolidated Takepoint Ventures Ltd., a public company, for a controlling interest in that Company, subject to approval by its shareholders and regulatory authorities.

Field work within the AEM Project area also commenced for diamonds, and sampling for kimberlite indicator minerals is being conducted in both a reconnaissance and a target specific format. These sampling programs will continue into the third quarter. Helicopter supported, detailed airborne magnetic survey grids will also be flown over specific magnetic anomalies to help define drill targets. Mr. Tom Morris, a senior Quaternary geologist with the Ontario Geological Survey, joined the Company in May and is directing the field exploration program.

In April 2002, Aurora announced that Consolidated Ouro Brasil Ltd. agreed to purchase Aurora's kimberlite assets in the AEM Project for 13,150,000 shares and 550,000 share purchase warrants of Consolidated Ouro. Aurora will hold a 58% interest in this new company after completion of the transaction. All further exploration for diamonds in the AEM area of interest will be carried out by Consolidated Ouro, with Aurora focusing on exploration for nickel-copper-platinum-palladium deposits. On August 16, 2002, all aspects of the transaction were approved by Ouro Brasil shareholders.

Footwall Project

A data review of the Footwall Project for the Company by David Owen, P.Eng was completed during the quarter and a number of new and known targets were defined. As a result of this work, the current program will focus on investigation of the downdip extension of known





mineralization below the Falconbridge, Falconbridge East, Cryderman Main, Cryderman Central and Cryderman East deposits. Past exploration by the operator, Falconbridge, intersected both contact and footwall mineralization in this environment. Approximately $1.5 million has been budgeted for the current program, which is anticipated to carry through to December 2002.

Foy Project

Drilling programs to follow up on the discovery at Nickel Lake were initiated late in the quarter and will continue to the end of the year. Mineralization intersected beneath Nickel Lake will be delineated as part of the current program. To the west of Nickel Lake, copper-gold-PGM mineralization was intersected in past drilling (1980s) over a 600 metre strike length that was never followed up. The mineralized zone is defined by geophysics and is characterized by high-grade copper-gold-PGM rich lenses and veins resembling remobilized "footwall-type" mineralization. A program of detailed mapping and geophysics will be completed in preparation for a late summer drill program.

Inco Option/Joint Venture, Sudbury, Ontario

In May, the Company announced the discovery of massive nickel-copper-PGM sulphides immediately east of Nickel Lake and an agreement was entered into with Inco Limited to explore the Foster Lake-Nickel Lake area of the Foy Offset. During the quarter, a second phase drill program was initiated to define this significant discovery. Borehole geophysics is also being used to guide the drilling program which is expected to continue to the end of the year.

AEM Project, Ontario

The AEM Project is a joint venture with Inco Limited covering some 33,000 square kilometres in northwestern Ontario. A number of targets for gold and base metals, nickel-copper-PGM and for diamonds have been acquired by the Company and a first phase field reconnaissance program was initiated during the quarter. Mapping and sampling programs, together with ground geophysical surveys, are ongoing. Additional airborne magnetic surveying will be completed over selective targets for diamonds during the third quarter. The Company has a drill stationed on the Project and it is anticipated that some advanced targets will be drill tested by year end.

Midrim-Belleterre Project, Ontario

New models for the Midrim-Belleterre (Alotta) mineralization have been tested by an ongoing drilling program, and have been successful in defining mineralization to more than 450 metres vertical. Prior work had been limited to a maximum depth of 200 metres. As a consequence, the current drill program will be redirected to following the known nickel-copper-PGM mineralization down dip to source. A first hole put down in the Geoffroy Zone to the north of Midrim intersected a differentiated gabbro-anorthosite body that is locally mineralized. Assays are pending. The Geoffroy Zone is defined by geophysics (including EM, magnetics and gravity) and is more than 4,000 metres in length and is up to 400 metres in width. The Geoffroy "layered" mafic complex may be a source rock for the Midrim-Belleterre mineralization. As a result of this first hole success, a more extensive drill program will be initiated in the third quarter.

DANIEL G INNES
President



MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

June 30, 2002 and 2001

This interim Management Discussion and Analysis ("MD&A") should be read in conjunction with the Company's MD&A for the year ended December 31, 2001 and the interim financial statements for the period ended June 30, 2002. The focus of this discussion is on material changes and information relating to the current period and may exclude certain information disclosed in the previous year's discussion.

Description of Business

The Company is a development stage mineral exploration company engaged in the acquisition and exploration of its nickel-copper-platinum-palladium mineral properties in Ontario and Quebec. Operations are conducted either directly or through agreements with third parties.

Exploration work during the second quarter of 2002 was focused on advancing the Company's principal properties with drilling programs on the Foy Project within the Falconbridge Joint Venture, the Nickel Lake Joint Venture with Inco Limited ("Inco"), and the Midrim Property in Quebec. Significant reconnaissance work was also conducted on the AEM Project in northwestern Ontario.

In Ontario, the Company incurred approximately $154,000 on drilling and related exploration work on the Falconbridge properties in the second quarter. On the Nickel Lake Joint Venture, drilling expenditures amounted to $55,000. The Company also issued to Inco 75,000 common shares of Aurora valued at $217,500 pursuant to the terms of the Joint Venture agreement. This amount is included in property acquisition costs. A total of $383,000 in reconnaissance expenditures relating to sampling programs and other fieldwork was incurred on the AEM Project.

In Quebec, drilling was initiated on the Geoffroy prospect, north of the Midrim Property. The material expenditures related to geophysics and drilling were approximately $21,000 and $25,000, respectively. Drilling costs on the Midrim Property amounted to $32,000 during the second quarter.

In June, John G. Paterson resigned as President and CEO of the Company and the Board of Directors appointed Daniel G. Innes as President and CEO, and Dr. Michael J. Byron as Vice President, Exploration.





Results of Operations

Net loss for the three and six months ended June 30, 2002 was $238,522 or $0.01 per share and $347,583 or $0.02 per share, respectively, compared to $157,558 or $0.01 per share and $359,359 or $0.02 per share for the three and six months ended June 30, 2001.

The decrease in net loss during the current six month period reflects a reduction in investor relations and legal costs which were offset by a decrease in interest income and an increase in consulting fees. During the three month period ended June 30, 2002, there was an increase of $80,964 in net loss relating primarily to stock compensation expense in the amount of $88,257.

The Company earned $8,377 and $15,305 in interest during the current three and six month periods compared with $37,948 and $108,379 during the three and six months ended June 30, 2001. The decrease is due to a significant reduction in cash balances combined with lower interest rates. The Company's cash balance was $1,125,348 as at June 30, 2002 and $3,523,000 as at June 30, 2001.

Consulting and management fees for the current six month period include $48,000 in management fees paid to Southwestern Resources Corp. ("Southwestern"), $83,707 in fees on account of consulting and management services provided by directors, officers and other consultants, and $88,257 in stock compensation expense for stock options issued to outside consultants. During the six month period ended June 30, 2001, $48,000 was paid to Southwestern, and $72,298 to directors, officers and other consultants.

For the six months ended June 30, 2002, general exploration expense of $9,594 (2001 – $9,423) relates to expenditures of a general reconnaissance nature that are charged to expense during the period.

The investor relations expense of $42,073 and $61,241 for the current three and six month periods, respectively, includes regulatory and transfer agent fees, the costs related to the printing and dissemination of shareholder information, and other investor relations activities. During the same three and six month periods in 2001, the Company incurred $88,512 and $193,160 in investor relations costs. As well, legal and accounting expenses declined to $27,282 from $105,677 in 2001. The reduction in investor relations and legal expenses indicates a stabilizing of costs after completing its first year of operations in which the Company had to apply a significant amount of its resources in establishing the frameworks required for a publicly listed company, completing financings, and securing ground for its exploration activities.

Other general and administrative expenses during the current periods were comparable to the same periods in 2001.

Financial Condition, Liquidity and Capital Resources

As at June 30, 2002 the Company had working capital of $1,022,273 compared to $2,055,993 as at December 31, 2001.

The decrease in working capital of approximately $1 million for the six month period is mainly attributed to resource property





expenditures of $1,540,000 and operating expenses of $235,000, which were partially offset by proceeds from share issuances of $781,000.

On January 18, 2002, the Company closed a private placement of 235,292 units at $2.55 per unit for gross proceeds of $599,995. Each unit consists of one common share and one-half of a common share purchase warrant. Each whole share purchase warrant entitles the holder to buy one common share for a price of $3.00 until January 18, 2003 and for a price of $3.50 until January 18, 2004. The entire proceeds are to be spent on the Belleterre Property in Quebec of which approximately $140,000 was spent in the current six month period.

On December 31, 2001, the Company had also issued 335,000 flow through units at $3.00 per unit for gross proceeds of $1,005,000. Each unit consists of one flow through common share and one-half of a flow through common share purchase warrant. Each whole share purchase warrant entitles the holder to buy one flow through common share for $4.00 before December 31, 2002. As at June 30, 2002, all of the flow through funds had been spent.

On August 6, 2002, the Company sold 823,500 non-flow through units and 1,420,400 flow through units at $3.65 per unit for gross proceeds of $8.2 million. Each non-flow through unit consists of one non-flow through common share and one non-flow through common share purchase warrant. Each flow through unit consists of one flow through common share and one-half of a non-flow through common share purchase warrant. Each whole share purchase warrant will entitle the holder to buy one non-flow through common share at a price of $4.75 until August 5, 2003. The agents were paid a commission of 7.5% of gross proceeds and received 224,390 broker warrants entitling the holder to purchase one non-flow through common share at a price of $4.05 until August 5, 2003.

During the six months ended June 30, 2002 resource property expenditures amounted to $1,758,513 primarily relating to expenditures incurred on the Falconbridge Properties ($571,961); the Belleterre, Midrim and Angliers properties in Quebec ($321,887); the AEM Project ($434,264) and the Lansdowne House Property ($67,132).

On April 4, 2002, the Company entered into an agreement with Consolidated Ouro Brasil ("Ouro Brasil") (COU – TSX Venture) regarding Ouro Brasil's acquisition of interests in certain mineral claims and related rights (the "Kimberlite Assets") held by Aurora in exchange for Ouro Brasil issuing to Aurora 13,150,000 common shares and 550,000 share purchase warrants. The proposed acquisition of the Kimberlite Assets will constitute a reverse takeover ("RTO") transaction.

Concurrent with, and part of, the acquisition of the Kimberlite Assets and the RTO, Ouro Brasil proposes to complete a private placement to raise up to $1 million through the sale of up to 4 million units at $0.25 per unit, consisting of one common share and one-half of a common share purchase warrant. The shares held by Aurora will represent 58% of the outstanding common shares of Ouro Brasil after the completion of the transaction and the private placement, and the anticipated exercise of





outstanding warrants prior to closing. The proposed transaction and private placement are subject to acceptance by the TSX Venture Exchange. Preliminary approval has been received, subject to certain conditions being met, and a special meeting of shareholders was held on August 16, 2002 to approve the transaction.

On May 8, 2002, the Company signed an agreement with Inco on 175 acres of patented mining claims surrounding Nickel Lake. Under the terms of the agreement, the Company can earn 60% of the Nickel Lake Property (the "Property") by spending $2 million over four years on exploration and issuing 75,000 shares to Inco. The Company can earn a further 10% by preparing at its expense a bankable feasibility study. Inco has the option to increase its interest to 70% by funding all the costs to bring the Property into commercial production, with the Company retaining a 30% interest.

On June 14, 2002, the Company entered into an agreement with Inco to acquire proprietary analogue electromagnetic airborne survey data for the Muskrat Dam Project in Ontario. As per the terms of the agreement, Aurora must spend up to $1.5 million over four years on the selection and follow-up of geophysical targets in the Project area with a firm commitment of $150,000 in expenditures in the first year. Inco will have the right to acquire a 50% interest in any mineral property acquired by Aurora by funding two times the expenditures of Aurora.

The Company's current working capital position is sufficient to fund its planned exploration and meet ongoing obligations as they become due.

Outlook

On July 31, 2002, the Company entered into an agreement with Consolidated Takepoint Ventures Ltd. ("Takepoint") regarding Takepoint's acquisition of interests in certain mineral claims and related rights (the "Mineral Assets") held by the Company in exchange for Takepoint issuing to the Company 13,000,000 common shares and 550,000 share purchase warrants. The acquisition of the Mineral Assets will constitute an RTO.

Concurrent with, and part of, the acquisition of the Mineral Assets and the RTO, Takepoint proposes to complete a private placement to raise up to $1 million through the sale of up to 5,555,556 units at $0.18 per unit, consisting of one common share and one-half of a common share purchase warrant. The shares held by Aurora will represent 54% of the outstanding common shares of Takepoint after the completion of the transaction and the private placement and the anticipated exercise of outstanding warrants prior to closing. The proposed transaction and private placement are subject to acceptance by the TSX Venture Exchange.

The Company expects to continue to focus its exploration activities in Ontario and Quebec. As opportunities present themselves, the Company will form additional alliances with third parties in order to reduce shareholder risk. As a mineral exploration company, the future liquidity of Aurora will be affected principally by the level of exploration expenditures and also by its ability to raise capital through the equity markets.



BALANCE SHEETS

Unaudited

As at	June 30, 2002	December 31, 2001
Assets		
Current		
Cash and cash equivalents	$ 1,125,348	$ 2,086,062
Exploration advances and other receivables	324,223	154,702
	1,449,571	2,240,764
Capital assets *(note 2)*	68,978	54,334
Resource properties *(note 3)*	10,153,512	8,395,000
	$ 11,672,061	$ 10,690,098
Liabilities		
Current		
Accounts payable and accrued charges	$ 403,342	$ 166,936
Due to affiliated company	23,956	17,835
	427,298	184,771
Long Term		
Future income tax *(note 6)*	817,000	605,000
	1,244,298	789,771
Shareholders' Equity		
Share capital *(note 4)*		
Authorized		
100,000,000 common shares without par value		
Issued		
16,399,161 common shares (2001 – 15,992,869)	20,081,432	19,082,670
Additional paid-in capital	260,631	172,374
Contributed surplus	35,454	35,454
Deficit	(9,949,754)	(9,390,171)
	10,427,763	9,900,327
	$ 11,672,061	$ 10,690,098

Approved by the Board


George H Plewes


Daniel G Innes



STATEMENTS OF LOSS AND DEFICIT

Unaudited

	Three months ending June 30 2002	2001	Six months ending June 30 2002	2001
Expenses				
Consulting and management fees	$ 161,593	$ 55,501	$ 219,965	$ 130,298
General exploration	390	1,964	9,594	9,423
Investor relations	42,073	88,512	61,241	193,160
Legal and accounting	24,335	28,655	27,282	105,677
Office expense	12,166	18,287	32,038	22,903
Travel	6,342	2,587	12,768	6,277
Loss before undernoted item	(246,899)	(195,506)	(362,888)	(467,738)
Interest income	8,377	37,948	15,305	108,379
Net loss for the period	(238,522)	(157,558)	(347,583)	(359,359)
Deficit at beginning of period	(9,527,232)	(7,609,479)	(9,390,171)	(7,407,678)
Provision for income tax on flow through shares	(184,000)	–	(212,000)	–
Deficit at end of period	$ (9,949,754)	$ (7,767,037)	$ (9,949,754)	$ (7,767,037)
Loss per share – basic and diluted	$ (0.01)	$ (0.01)	$ (0.02)	$ (0.02)

STATEMENTS OF CASH FLOWS

Unaudited

	Three months ending June 30 2002	2001	Six months ending June 30 2002	2001
Operating Activities				
Net loss for the period	$ (238,522)	$ (157,558)	$ (347,583)	$ (359,359)
Item not involving cash				
Stock-based compensation	88,257	–	88,257	–
	(150,265)	(157,558)	(259,326)	(359,359)
Change in non-cash operating working capital items				
(Increase) decrease in exploration advances and other receivables	(53,937)	162,549	51,549	(42,489)
Increase (decrease) in accounts payable and accrued charges	42,719	42,562	(27,535)	(54,427)
	(161,483)	47,553	(235,312)	(456,275)
Investing Activities				
Resource property expenditures	(547,910)	(1,908,855)	(1,483,920)	(3,760,090)
Additions to capital assets	(21,839)	(40,946)	(22,743)	(51,740)
	(569,749)	(1,949,801)	(1,506,663)	(3,811,830)
Financing Activity				
Shares issued	210,925	759,435	781,261	1,417,406
	210,925	759,435	781,261	1,417,406
Decrease in cash and cash equivalents during the period	(520,307)	(1,142,813)	(960,714)	(2,850,699)
Cash and cash equivalents at beginning of period	1,645,655	4,665,813	2,086,062	6,373,699
Cash and cash equivalents at end of period	$ 1,125,348	$ 3,523,000	$ 1,125,348	$ 3,523,000
Cash and cash equivalents consist of:				
Cash	127,592	(48,470)	127,592	(48,470)
Short-term investments	997,756	3,571,470	997,756	3,571,470
Cash and cash equivalents at end of period	$ 1,125,348	$ 3,523,000	$ 1,125,348	$ 3,523,000

See note 7 for supplemental cash flow information

NOTES TO FINANCIAL STATEMENTS

(unaudited)

June 30, 2002 and 2001

1. Significant Accounting Policies

a) These interim financial statements have been prepared in accordance with Canadian generally accepted accounting principles. The accounting policies followed in preparing these financial statements are those used by Aurora Platinum Corp. (the "Company") as set out in the audited financial statements for the year ended December 31, 2001 with the exception noted in note 1b below. Certain information and note disclosure normally included in financial statements prepared in accordance with generally accepted financial principles have been omitted. These interim financial statements should be read together with the Company's audited financial statements for the year ended December 31, 2001.

b) The Company adopted the recommendations of the new CICA handbook section 3870, Stock-Based Compensation and Other Stock-Based Payments, effective January 1, 2002. This section establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services. The standard requires that all stock-based awards made to non-employees be measured and recognized using a fair value based method. The standard encourages the use of a fair value based method for direct awards of stock, stock appreciation rights, and awards that call for settlement in cash or other assets. Awards that a company has the ability to settle in stock are recorded as equity.

The Company adopted the intrinsic value method whereby compensation cost is recorded for the excess, if any, of the quoted market price over the exercise price, at the date the stock options are granted. Details of the pro forma effect on net loss had the Company adopted a fair value method for recording stock options granted to employees, officers and directors are disclosed in the notes to the financial statements.

c) In the opinion of management, all adjustments considered necessary for fair presentation have been included in these financial statements.

2. Capital Assets

			June 30 2002	December 31 2001
	Cost	Accumulated Depreciation	Net Book Value	Net Book Value
Office and other equipment	$ 30,622	$ 5,396	$ 25,226	$ 11,613
Computer equipment	60,438	16,686	43,752	42,721
	$ 91,060	$ 22,082	$ 68,978	$ 54,334

Depreciation relating to exploration related assets has been allocated to resource properties in the amount of $8,099 during the current period.



3. Resource Properties

For the six month period ended June 30, 2002	Falconbridge Properties	Milnet Property	Belleterre Property	Lansdowne House	Other	June 30 2002
Balance, beginning of period	$3,069,381	$1,470,574	$1,134,102	$1,745,745	$ 975,198	$ 8,395,000
Property acquisition, assessment and maintenance	5,436	4,557	7,601	2,080	277,849	297,523
Analytical	7,661	16,515	1,868	1,535	21,694	49,273
Geophysics	89,403	25,364	1,857	6,787	21,937	145,848
Geology	171,841	36,794	33,092	52,136	348,341	642,204
Drilling	228,219	28,358	76,055	(6,622)	54,911	380,921
Research	–	3,657	5,023	2,719	12,132	23,541
Project administration	69,404	24,403	17,768	8,497	99,130	219,202
Balance, end of period	$3,641,345	$1,610,732	$1,277,366	$1,812,877	$1,811,192	$10,153,512

For the six month period ended June 30, 2001	Falconbridge Properties	Milnet Property	Belleterre Property	Lansdowne House	Other	June 30 2001
Balance, beginning of period	$ 635,100	$ 504,685	$ 139,149	$ 134,668	$ 238,291	$ 1,641,893
Property acquisition, assessment and maintenance		2,120	20,670	10,087		32,877
Surveying	45,685	10,807	10,510	-	-	67,002
Analytical	51,862	8,741	17,173	20,067	3,500	101,698
Geophysics	323,493	80,475	105,645	172,748	61,126	743,487
Geology	186,625	38,833	132,711	101,643	71,481	521,293
Drilling	976,175	408,723	401,560	551,355	–	2,338,113
Research	2,100	–	–	4,200	2,100	8,400
Project administration	143,788	34,894	25,811	44,682	41,772	290,947
Balance, end of period	$2,355,228	$1,089,268	$ 843,329	$1,039,450	$418,270	$5,745,545

On April 4, 2002, the Company entered into an agreement with Consolidated Ouro Brasil Ltd. ("Ouro Brasil") regarding Ouro Brasil's acquisition of interests in certain mineral claims and related rights (the "Kimberlite Assets") held by the Company in exchange for Ouro Brasil issuing to the Company 13,150,000 common shares and 550,000 purchase warrants which will represent approximately 58% of the outstanding common shares of Ouro Brasil after the completion of the transaction. The acquisition of the Kimberlite Assets will constitute a reverse takeover transaction and is subject to approval of the TSX Venture Exchange. It is anticipated that the 13,150,000 common shares will be subject to escrow and resale restrictions under applicable Exchange policies and securities laws. Ouro Brasil has received preliminary approval, subject to certain conditions being met, and a special meeting of shareholders was held on August 16, 2002 to approve the transaction.

On May 8, 2002, the Company signed an agreement with Inco Limited ("Inco") on 175 acres of patented mining claims surrounding Nickel Lake. Under the terms of the agreement, the Company can earn 60% of the Nickel Lake Property (the "Property") by spending $2 million over four years on exploration and issuing 75,000 shares to Inco. The Company can earn a further 10% by preparing at its expense a bankable feasibility study. Inco has the option to increase its interest to 70% by funding all of the costs to bring the Property into commercial production, with the Company retaining a 30% interest.

On June 14, 2002, the Company entered into an agreement with Inco to acquire proprietary analogue electromagnetic airborne survey data for the Muskrat Dam Project in Ontario. As per the terms of the agreement, Aurora must spend up to $1.5 million over four years on the selection and follow-up of geophysical targets in the Project area with a firm commitment of $150,000 in expenditures in the first year. Inco will have the right to acquire a 50% interest in any mineral property acquired by Aurora by funding two times the expenditures of Aurora.



4. Share Capital

a) During the six months ended June 30, 2002, changes in issued share capital were as follows:

For the six month period ended June 30		2002
	Number of Shares	Amount
Issued at beginning of period	15,992,869	$ 19,082,670
Issued as result of private placement (i)	235,292	569,952
Issued on the exercise of stock options	53,000	40,810
Issued on the exercise of warrants	43,000	170,500
Issued in exchange for resource property option (ii)	75,000	217,500
Issued at end of period	16,399,161	$ 20,081,432

(i) On January 18, 2002, the Company issued, by way of a private placement, 235,292 units at $2.55 per unit. Each unit consists of one common share and one-half of a common share purchase warrant. Each whole share purchase warrant entitles the holder to buy one common share for a price of $3.00 until January 18, 2003 and for a price of $3.50 until January 18, 2004.

(ii) On May 27, 2002, the Company issued 75,000 shares to Inco as part of the Nickel Lake Property agreement.

b) Stock Options

At June 30, 2002, there were 2,016,500 stock options outstanding under the Company's stock option plan.

For the six month period ended June 30		2002
	Number of Shares	Weighted-Average Exercise Price
Outstanding at beginning of period	1,984,500	$2.27
Issued	85,000	$3.57
Exercised	(53,000)	$0.77
Outstanding at end of period	2,016,500	$2.36

The following table summarizes information regarding stock options outstanding at June 30, 2002.

Number of Shares	Exercise Price	Weighted-Average Remaining Years of Contractual Life
910,000	$0.77	2.8
10,000	$2.89	4.8
50,000	$3.40	4.0
2,000	$3.50	3.7
75,000	$3.66	1.9
936,000	$3.70	3.8
8,500	$3.85	3.1
5,000	$4.09	3.3
20,000	$4.35	1.7
2,016,500		3.4

Stock-Based Compensation Plan

When stock-based compensation awards are granted to employees, no compensation cost is recognized when their exercise price exceeds or equals the fair value of the Company's common shares at the date of grant. Had the compensation cost for the Company's stock-based compensation plan been determined based on the fair value method of accounting for awards granted on or after January 1, 2002, the Company's net loss would have been increased to the pro forma amount indicated below:

[illegible]	2002
Net loss	
As reported	$ 347,583
Pro forma	$ 385,150

There is no effect on loss per share.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions used for grants in the six month period ended June 30, 2002: no dividends are to be paid; volatility of 36%; risk-free interest rate of 4.60%; and expected lives of five years.

e) As at June 30, 2002, there were 1,564,251 warrants issued and outstanding.

Date Issued	Number	Exercise Price	Expiry Date
Nov. 10/00	1,137,358	$3.50	Nov. 10/02
Nov. 10/00	148,247	$3.80	Nov. 10/02
Dec. 31/01	127,500	$4.00	Dec. 31/02
Dec. 31/01	33,500	$3.20	Dec. 31/02
Jan. 18/02	117,646	$3.00; $3.50	Jan. 18/03; Jan. 18/04

No carrying values have been assigned to the warrants.

5. Related Party Transactions
Fees amounting to $117,101 (2001 – $147,371) were paid on account of consulting and management services provided by directors and officers of which $19,326 is included in consulting and management fees, and the balance is capitalized in resource properties. Amounts paid to Southwestern Resources Corp. ("Southwestern") under the terms of an administrative services agreement totaled $48,000 (2001 – $48,000). As at June 30, 2002 there was an amount of $23,956 due to Southwestern.

6. Income Taxes
At June 30, 2002, the Company's income tax expense was nil.

During the years ended December 31, 2001 and 2000, the Company closed two flow through share private placements. As a result of the assignment of the tax deductibility of the related expenditures of the flow through funds, the Company has a net future tax liability at June 30, 2002 of $817,000. As the liability arises from transactions in the capital of the Company, the corresponding charge has been taken directly to deficit as opposed to being charged through operations.

The approximate tax effect of each type of temporary difference that gives rise to the Company's future tax (liability) asset are as follows:

	June 30 2002	December 31 2001
Operating loss carry forwards	$ 532,000	$ 857,000
Accumulated cost base difference on assets	(1,349,000)	(1,462,000)
	(817,000)	(605,000)
Less: Valuation allowance	–	–
Net future income tax	$ (817,000)	$ (605,000)



7. Supplemental Cash Flow Information

[illegible]	June 30, 2002	June 30, 2001
The Company issued 75,000 common shares as per the agreement regarding the Nickel Lake Project	$ 217,500	$
7,280,716 special warrants were converted to 7,280,716 common shares	-	7,405,883
	$ 217,500	$ 7,405,883

8. Subsequent Events

On July 31, 2002, the Company entered into an agreement with Consolidated Takepoint Ventures Ltd. ("Takepoint") regarding Takepoint's acquisition of interests in certain mineral claims and related rights (the "Mineral Assets") held by the Company in exchange for Takepoint issuing to the Company 13,000,000 common shares and 550,000 share purchase warrants which will represent approximately 54% of the outstanding common shares of Takepoint after the completion of the transaction. The acquisition of the Mineral Assets will constitute a reverse takeover transaction and is subject to the approval of the TSX Venture Exchange. It is anticipated that the 13,000,000 common shares will be subject to escrow and resale restrictions under applicable Exchange policies and securities laws.

On August 6, 2002, the Company issued by way of a private placement, 1,420,400 flow through units at $3.65 per unit and 823,500 non-flow through units at $3.65 per unit. Each non-flow through unit consists of one non-flow through common share and one non-flow through common share purchase warrant. Each flow through unit consists of one flow through common share and one-half of a non-flow through common share purchase warrant. Each whole share purchase warrant will entitle the holder to buy one non-flow through common share for $4.75 within 12 months after closing.

The agents received a commission of 7.5% of gross proceeds from the sale of units and received 224,390 broker warrants. Each broker warrant will entitle the holder to purchase one non-flow through common share at a price of $4.05 within 12 months after closing.







Aurora *Platinum Corp.*

VANCOUVER OFFICE
PO Box 10102
1650–701 W Georgia St
Vancouver, BC
Canada V7Y 1C6

T 604 687 7778 F 604 688 5175
E info@auroraplatinum.com
www.auroraplatinum.com

SUDBURY OFFICE
Unit 5
868 Falconbridge Hwy
Sudbury, Ontario
Canada P3A 5K7

T 705 525 0992 F 705 525 7701
E info@auroraplatinum.com
www.auroraplatinum.com

FORM 51-901F

QUARTERLY REPORT

Incorporated as part of:	[ ]	**Schedule A**
	X	**Schedule B & C**

ISSUER DETAILS:

For Quarter Ended:	**June 30, 2002**
Date of Report:	**August 16, 2002**
Name of Issuer:	**Aurora Platinum Corporation**
Issuer's Address:	**1650-701 West Georgia Street Vancouver, B.C., V7Y 1C6**
Issuer's Fax Number:	**604-688-5175**
Issuer's Phone Number:	**604-669-2525**
Contact Person:	**Parkash K. Athwal**
Contact's Position:	**Vice President, Finance**
Contact Telephone Number:	**604-669-2525**

CERTIFICATE

The Schedule(s) required to complete this Quarterly Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Quarterly Report will be provided to any shareholder who requests it. Please note this form is incorporated as part of both the required filing of Schedule A and B&C.

Michael D. Winn	"Michael D. Winn"	August 16, 2002
Name of Director	Signed (typed)	Date Signed
Daniel G. Innes	"Daniel G. Innes"	August 16, 2002
Name of Director	Signed (typed)	Date Signed

Aurora Platinum Corp.
Quarterly Report - Form 51-901F
For the six month period ended June 30, 2002

Schedule B : Supplementary Information

Related Party Transactions for the six month period ended June 30, 2002

Fees paid on account of consulting and management services provided by directors and officers	$	117,101
Amounts paid to Southwestern Resources Corp (a company related by directors in common) per terms of an Administrative Services Agreement	$	48,000 *
Amounts owing to Southwestern Resources Corp (a company related by directors in common)	$	23,956

* For administrative services such as accounting, secretarial, office supplies, rent, and insurance.

Common Shares issued during the six month period ended June 30, 2002

Date	Purpose	Shares		Proceeds		Price	Commission	Consideration
Jan 18/02	Private Placement	235,292	$	569,952	$	2.55		Cash
Mar 27/02	Exercise of options	500	$	385	$	0.77		Cash
May 27/02	Nickel Lake Option	75,000	$	217,500	$	2.90		Mineral Property
June 4-19/02	Exercise of options	52,500	$	40,425	$	0.77		Cash
June 28/02	Exercise of warrants	40,000	$	160,000	$	4.00		Cash
June 28/02	Exercise of warrants	3,000	$	10,500	$	3.50		Cash

Share Capital as at June 30, 2002

	Common	Special Warrants
Authorized shares	100,000,000	
Par value	N.P.V.	
Shares issued	16,399,161	

Warrants issued during the period ended June 30, 2002

OnJanuary 18, 2002 the company issued 117,646 warrants as part of a private placement.
Each warrant entitles the holder to purchase one common share for a price of $3.00 until January 18, 2003 and for a price of $3.50 until January 18, 2004.

Warrants outstanding at June 30, 2002

Date	Number		Exercise Price	Expiry date
Nov 10/00	1,137,358	$	3.50	Nov 10/02
Nov 10/00	148,247	$	2.80	Nov 10/02
Dec 31/01	127,500	$	4.00	Dec 31/02
Dec 31/01	33,500	$	3.20	Dec 31/02
Jan 18/02	117,646	$	3.00;$3.50	Jan 18/03;Jan 18/04

Stock Options Granted during the six month period ending June 30, 2002

Date	Optionee	Number	Price	Expiry
April 3/02	Consultant	10,000	$2.89	April 2/07
June 10/02	D. Innes	25,000	$3.66	June 9/07
June 10/02	M. Byron	25,000	$3.66	June 9/07
June 10/02	Consultant	25,000	$3.66	June 9/07

Stock options outstanding at June 30, 2002

Number		Exercise Price	Expiry
910,000	$	0.77	May 11, 2005
8,500	$	3.85	Sept 5, 2005
7,000		$3.50-$4.09	Oct 31,2005
20,000	$	4.25	March 7,2006
936,000	$	3.70	May 10,2006
50,000	$	3.40	July 8, 2006
75,000	$	3.66	June 9/2007
10,000	$	2.89	April 2/2007
2,016,500			

Statement of Office Expense

	Six month period ended June 30, 2002
Stationery & supplies	$ 11,934
Education and conferences	8,033
Bank Charges	2,106
Telecommunications, postage & courier	4,899
Corporate taxes	4,600
Other	466
	$ 32,038

Directors and Officers of Aurora Platinum Corp.

George H. Plewes	Chairman and Director	Pembroke, Bermuda
Daniel G. Innes	Vice President, Exploration, Director	West Vancouver, B.C.
Michael D. Winn	Director	Laguna Beach, California
A. Murray Sinclair	Director	Vancouver, B.C.
John Brown	Director	Vancouver, B.C.
John J. Fleming	Director	Calgary, Alberta
Parkash K. Athwal	Vice President, Finance and CFO	Ladner, B.C.
Thomas W. Beattie	Vice President, Corporate Development and Corporate Secretary	West Vancouver, B.C.

Schedule C : Management Discussion (see attachment)

Investor Relations Activities

During the current period, investor relations activities were carried out by the Chairman of the Company, and included communicating with shareholders and members of the investment community. Consideration paid is included in the Related Party Transactions section above and is reflected in the financial statements under consulting fees. Investor Relations expenditures include regulatory and transfer agent fees, and the costs related to the printing and dissemination of shareholder information.

Increase in Exploration advances is due to large advance given to joint venture partner regarding the Falconbridge Properties.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

June 30, 2002 and 2001

This interim Management Discussion and Analysis ("MD&A") should be read in conjunction with the Company's MD&A for the year ended December 31, 2001 and the interim financial statements for the period ended June 30, 2002. The focus of this discussion is on material changes and information relating to the current period and may exclude certain information disclosed in the previous year's discussion.

Description of Business

The Company is a development stage mineral exploration company engaged in the acquisition and exploration of its nickel-copper-platinum-palladium mineral properties in Ontario and Quebec. Operations are conducted either directly or through agreements with third parties.

Exploration work during the second quarter of 2002 was focused on advancing the Company's principal properties with drilling programs on the Foy Project within the Falconbridge Joint Venture, the Nickel Lake Joint Venture with Inco Limited ("Inco"), and the Midrim Property in Quebec. Significant reconnaissance work was also conducted on the AEM Project in northwestern Ontario.

In Ontario, the Company incurred approximately $154,000 on drilling and related exploration work on the Falconbridge properties in the second quarter. On the Nickel Lake Joint Venture, drilling expenditures amounted to $55,000. The Company also issued to Inco 75,000 common shares of Aurora valued at $217,500 pursuant to the terms of the Joint Venture agreement. This amount is included in property acquisition costs. A total of $383,000 in reconnaissance expenditures relating to sampling programs and other fieldwork was incurred on the AEM Project.

In Quebec, drilling was initiated on the Geoffroy prospect, north of the Midrim Property. The material expenditures related to geophysics and drilling were approximately $21,000 and $25,000, respectively. Drilling costs on the Midrim Property amounted to $32,000 during the second quarter.

In June, John G. Paterson resigned as President and CEO of the Company and the Board of Directors appointed Daniel G. Innes as President and CEO, and Dr. Michael J. Byron as Vice President, Exploration.





Results of Operations

Net loss for the three and six months ended June 30, 2002 was $238,522 or $0.01 per share and $347,583 or $0.02 per share, respectively, compared to $157,558 or $0.01 per share and $359,359 or $0.02 per share for the three and six months ended June 30, 2001.

The decrease in net loss during the current six month period reflects a reduction in investor relations and legal costs which were offset by a decrease in interest income and an increase in consulting fees. During the three month period ended June 30, 2002, there was an increase of $80,964 in net loss relating primarily to stock compensation expense in the amount of $88,257.

The Company earned $8,377 and $15,305 in interest during the current three and six month periods compared with $37,948 and $108,379 during the three and six months ended June 30, 2001. The decrease is due to a significant reduction in cash balances combined with lower interest rates. The Company's cash balance was $1,125,348 as at June 30, 2002 and $3,523,000 as at June 30, 2001.

Consulting and management fees for the current six month period include $48,000 in management fees paid to Southwestern Resources Corp. ("Southwestern"), $83,707 in fees on account of consulting and management services provided by directors, officers and other consultants, and $88,257 in stock compensation expense for stock options issued to outside consultants. During the six month period ended June 30, 2001, $48,000 was paid to Southwestern, and $72,298 to directors, officers and other consultants.

For the six months ended June 30, 2002, general exploration expense of $9,594 (2001 – $9,423) relates to expenditures of a general reconnaissance nature that are charged to expense during the period.

The investor relations expense of $42,073 and $61,241 for the current three and six month periods, respectively, includes regulatory and transfer agent fees, the costs related to the printing and dissemination of shareholder information, and other investor relations activities. During the same three and six month periods in 2001, the Company incurred $88,512 and $193,160 in investor relations costs. As well, legal and accounting expenses declined to $27,282 from $105,677 in 2001. The reduction in investor relations and legal expenses indicates a stabilizing of costs after completing its first year of operations in which the Company had to apply a significant amount of its resources in establishing the frameworks required for a publicly listed company, completing financings, and securing ground for its exploration activities.

Other general and administrative expenses during the current periods were comparable to the same periods in 2001.

Financial Condition, Liquidity and Capital Resources

As at June 30, 2002 the Company had working capital of $1,022,273 compared to $2,055,993 as at December 31, 2001.

The decrease in working capital of approximately $1 million for the six month period is mainly attributed to resource property





expenditures of $1,540,000 and operating expenses of $235,000, which were partially offset by proceeds from share issuances of $781,000.

On January 18, 2002, the Company closed a private placement of 235,292 units at $2.55 per unit for gross proceeds of $599,995. Each unit consists of one common share and one-half of a common share purchase warrant. Each whole share purchase warrant entitles the holder to buy one common share for a price of $3.00 until January 18, 2003 and for a price of $3.50 until January 18, 2004. The entire proceeds are to be spent on the Belleterre Property in Quebec of which approximately $140,000 was spent in the current six month period.

On December 31, 2001, the Company had also issued 335,000 flow through units at $3.00 per unit for gross proceeds of $1,005,000. Each unit consists of one flow through common share and one-half of a flow through common share purchase warrant. Each whole share purchase warrant entitles the holder to buy one flow through common share for $4.00 before December 31, 2002. As at June 30, 2002, all of the flow through funds had been spent.

On August 6, 2002, the Company sold 823,500 non-flow through units and 1,420,400 flow through units at $3.65 per unit for gross proceeds of $8.2 million. Each non-flow through unit consists of one non-flow through common share and one non-flow through common share purchase warrant. Each flow through unit consists of one flow through common share and one-half of a non-flow through common share purchase warrant. Each whole share purchase warrant will entitle the holder to buy one non-flow through common share at a price of $4.75 until August 5, 2003. The agents were paid a commission of 7.5% of gross proceeds and received 224,390 broker warrants entitling the holder to purchase one non-flow through common share at a price of $4.05 until August 5, 2003.

During the six months ended June 30, 2002 resource property expenditures amounted to $1,758,513 primarily relating to expenditures incurred on the Falconbridge Properties ($571,961); the Belleterre, Midrim and Angliers properties in Quebec ($321,887); the AEM Project ($434,264) and the Lansdowne House Property ($67,132).

On April 4, 2002, the Company entered into an agreement with Consolidated Ouro Brasil ("Ouro Brasil") (COU – TSX Venture) regarding Ouro Brasil's acquisition of interests in certain mineral claims and related rights (the "Kimberlite Assets") held by Aurora in exchange for Ouro Brasil issuing to Aurora 13,150,000 common shares and 550,000 share purchase warrants. The proposed acquisition of the Kimberlite Assets will constitute a reverse takeover ("RTO") transaction.

Concurrent with, and part of, the acquisition of the Kimberlite Assets and the RTO, Ouro Brasil proposes to complete a private placement to raise up to $1 million through the sale of up to 4 million units at $0.25 per unit, consisting of one common share and one-half of a common share purchase warrant. The shares held by Aurora will represent 58% of the outstanding common shares of Ouro Brasil after the completion of the transaction and the private placement, and the anticipated exercise of



outstanding warrants prior to closing. The proposed transaction and private placement are subject to acceptance by the TSX Venture Exchange. Preliminary approval has been received, subject to certain conditions being met, and a special meeting of shareholders was held on August 16, 2002 to approve the transaction.

On May 8, 2002, the Company signed an agreement with Inco on 175 acres of patented mining claims surrounding Nickel Lake. Under the terms of the agreement, the Company can earn 60% of the Nickel Lake Property (the "Property") by spending $2 million over four years on exploration and issuing 75,000 shares to Inco. The Company can earn a further 10% by preparing at its expense a bankable feasibility study. Inco has the option to increase its interest to 70% by funding all the costs to bring the Property into commercial production, with the Company retaining a 30% interest.

On June 14, 2002, the Company entered into an agreement with Inco to acquire proprietary analogue electromagnetic airborne survey data for the Muskrat Dam Project in Ontario. As per the terms of the agreement, Aurora must spend up to $1.5 million over four years on the selection and follow-up of geophysical targets in the Project area with a firm commitment of $150,000 in expenditures in the first year. Inco will have the right to acquire a 50% interest in any mineral property acquired by Aurora by funding two times the expenditures of Aurora.

The Company's current working capital position is sufficient to fund its planned exploration and meet ongoing obligations as they become due.

Outlook

On July 31, 2002, the Company entered into an agreement with Consolidated Takepoint Ventures Ltd. ("Takepoint") regarding Takepoint's acquisition of interests in certain mineral claims and related rights (the "Mineral Assets") held by the Company in exchange for Takepoint issuing to the Company 13,000,000 common shares and 550,000 share purchase warrants. The acquisition of the Mineral Assets will constitute an RTO.

Concurrent with, and part of, the acquisition of the Mineral Assets and the RTO, Takepoint proposes to complete a private placement to raise up to $1 million through the sale of up to 5,555,556 units at $0.18 per unit, consisting of one common share and one-half of a common share purchase warrant. The shares held by Aurora will represent 54% of the outstanding common shares of Takepoint after the completion of the transaction and the private placement and the anticipated exercise of outstanding warrants prior to closing. The proposed transaction and private placement are subject to acceptance by the TSX Venture Exchange.

The Company expects to continue to focus its exploration activities in Ontario and Quebec. As opportunities present themselves, the Company will form additional alliances with third parties in order to reduce shareholder risk. As a mineral exploration company, the future liquidity of Aurora will be affected principally by the level of exploration expenditures and also by its ability to raise capital through the equity markets.





Computershare Trust Company of Canada
510 Burrard Street, Vancouver, BC V6C 3B9 Tel.: (604) 661-9400 Fax: (604) 683-3694

May 29, 2002

To: All Applicable Commissions and Stock Exchanges

Dear Sirs:

Subject: AURORA PLATINUM CORP.

We confirm that the following material was sent by pre-paid mail on May 29, 2002, to those registered and non-registered shareholders of the subject Corporation who completed and returned a supplemental mail list card requesting receipt of Interim Financial Statements.

1. 2002 First Quarter Report for the Three Months Ending March 31, 2002/Financial Statements as at March 31, 2002 and December 31, 2001
2. Quarterly and Year End Report BC Form 51-901F for the Quarter Ended March 31, 2002/Schedules B-C

In compliance with regulations made under the Securities Act, we are providing this material to you in our capacity as agent for the subject Corporation.

Yours truly,

COMPUTERSHARE TRUST COMPANY OF CANADA

"Anita Dayal"
Assistant Account Manager
Stock Transfer, Client Services
Telephone: (604) 661-0270
Fax: (604) 683-3694

FORM 51-901F

QUARTERLY REPORT

Incorporated as part of:	X	Schedule A
		Schedule B & C

ISSUER DETAILS:

For Quarter Ended:	**March 31, 2002**
Date of Report:	**May 28, 2002**
Name of Issuer:	**Aurora Platinum Corporation**
Issuer's Address:	**1650-701 West Georgia Street Vancouver, B.C., V7Y 1C6**
Issuer's Fax Number:	**604-688-5175**
Issuer's Phone Number:	**604-669-2525**
Contact Person:	**Parkash K. Athwal**
Contact's Position:	**Vice President, Finance**
Contact Telephone Number:	**604-669-2525**

CERTIFICATE

The Schedule(s) required to complete this Quarterly Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Quarterly Report will be provided to any shareholder who requests it. Please note this form is incorporated as part of both the required filing of Schedule A and B&C.

John G. Paterson	"John G. Paterson"	May 28, 2002
Name of Director	Signed (typed)	Date Signed

Daniel G. Innes	"Daniel G. Innes"	May 28, 2002
Name of Director	Signed (typed)	Date Signed


Aurora Platinum Corp.



2002 First Quarter Report
for the three months ending March 31, 2002

TO OUR SHAREHOLDERS

The Company was active on several nickel-copper-PGM projects during the quarter including drilling programs at Midrim-Belleterre in Quebec and the Footwall and Foy projects in Sudbury. In the Sudbury area, a new discovery of massive sulphide nickel-copper-PGM mineralization on the Foy Project below Nickel Lake prompted the Company to consolidate its land position in the area and negotiate an option agreement with Inco Limited. Two drill holes on the Footwall Project were completed to test the Sudbury Nickel Irruptive contact along the extension of the Garson Fault Zone and between the Falconbridge and Falconbridge East mines.

Digitizing of the AEM geophysical data has been completed and interpretation of several areas has defined targets for gold, base metals and diamonds.

The Company announced in April 2002 that all of its diamond interests within the AEM area were to be spun out into Consolidated Ouro Brasil Ltd., a public company, for a controlling interest in that company, subject to approval by its shareholders and regulatory authorities. Management of Aurora will also manage this new company.

Midrim-Belleterre Project, Quebec

Drilling recommenced at Midrim-Belleterre mainly to test for extensions to the Alotra mineralization along strike to the northwest. Hole BT 02-57 was drilled 100 metres northwest of the high-grade sulphides outlined in previous drilling. A zone of blebby to disseminated nickel-copper-PGM sulphides were encountered in this hole and indicate proximity to more massive sulphides. Follow-up drilling is planned for Alotra during the next quarter.

North of Midrim, on the Company's 100% owned Geoffroy Project, several significant megatem EM conductors occur under overburden in an area interpreted from magnetics to be underlain by gabbros. In order to confirm the potential of this area, ground geophysics including gravity and UTEM were completed. Results of these surveys have shown that several distinct gravity highs are associated with the megatem anomalies and represent priority drill targets. The UTEM results are unclear because of cultural effects and the stripping of these effects is not complete, and therefore, smaller conductive zones are masked. The UTEM method did detect several conductors adjacent to and within major northwest-southwest trending structures. These structures are known to host high-grade nickel-copper-PGM mineralization in this environment.

Foy Project, Sudbury, Ontario

Drilling continued on the Foy Project at Nickel Lake to follow up the discovery of nickel-copper-PGM sulphides below the lake encountered in hole NI-02. Hole NI-03-02 intersected massive nickel-copper-PGM sulphides north of the previously discovered zone. However, the bulk of this mineralization was on Inco's claims. To consolidate its land position in the Foy, the Company negotiated an agreement with Inco to explore the high-grade zone. Hole NI-03-02 intersected 20.41 metres of 1.41% nickel, 1.1% copper and 0.32 g/t platinum + palladium between 522.43 metres and 542.84 metres. Downhole UTEM results suggest further sulphides north of this hole as the EM response starts building at the end of the hole. Aurora plans to immediately initiate a drilling program to define the limits of this mineralization which will include deepening of hole NI -03-02.





Under the terms of the agreement with Inco, Aurora can earn 60% of the Nickel Lake Property by spending $2 million over four years on exploration and issuing to Inco 75,000 Aurora shares. Aurora can earn a further 10% by preparing a bankable feasibility study. Inco has the option to increase its interest to 70% by funding all the costs to bring the Property into commercial production.

Footwall Project, Sudbury, Ontario

A 2002 phase 1 program was completed during the quarter on this Property by Falconbridge, the operator of the Project. Work consisted of 2,705 metres of drilling in two holes and UTEM downhole surveying of both holes plus several other holes. Hole F-301 was drilled between the Falconbridge and Falconbridge East mines and intersected mineralization between 999.6 metres to 1,021 metres for an interval of 21.4 metres. Assay results for this hole are pending. A moderate near-offhole UTEM anomaly was detected at 950 metres downhole.

In addition to the above, David Owen, P.Eng, spent several months compiling data from the Falconbridge, Falconbridge East and Crydennan areas. Mr. Owen spent 21 years at Falconbridge and has intimate knowledge of past work, including results of underground drilling. A full assessment of this information will be completed prior to the next phase of exploration.

AEM Project, Ontario

The AEM Project is a joint venture with Inco Limited covering some 33,000 square kilometres in northwestern Ontario. All of the original analog data has been digitized and magnetic contour maps were produced at a scale of 1:100,000 and 1:50,000. The Inco ground data, including drill hole information, has been compiled and targets for gold and base metals defined. During the next quarter these targets will be acquired by staking.

In addition, independent geophysical studies for kimberlite targets in the Rowlandson Lake area defined 36 circular anomalies. Sixteen of these were classified as priority 1 and acquired by staking. In conjunction with the staking program 58 overburden samples down ice from these targets were collected and analyzed for kimberlite indicator minerals (KIM). Several of the magnetic targets contain KIM down ice, including pyrope garnets.

In April 2002, Aurora announced that Consolidated Ouro Brasil Ltd. agreed to purchase Aurora's diamond assets in the AEM Project for 13,150,000 shares of Consolidated Ouro. Aurora will control the board and management of this new company and all further exploration for diamonds in the AEM area of interest will be carried out by Consolidated Ouro, with Aurora focusing on exploration for nickel-copper-platinum-palladium deposits. Once the area is accessible after spring breakup, an aggressive program of sampling and prospecting will be initiated.

JOHN G PATERSON
President



MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

March 31, 2002 and 2001

This interim Management Discussion and Analysis ("MD&A") should be read in conjunction with the Company's MD&A for the year ended December 31, 2001 and the interim financial statements for the period ended March 31, 2002. The focus of this discussion is on material changes and information relating to the current period and may exclude certain information disclosed in the previous year's discussion.

Description of Business

The Company is a development stage mineral exploration company engaged in the acquisition and exploration of its nickel-copper-platinum-palladium mineral properties in Ontario and Quebec. Operations are conducted either directly or through agreements with third parties.

The focus of exploration during the first quarter of 2002 was on the Footwall Project within the Falconbridge Joint Venture in Ontario, the AEM Project with Inco Limited ("Inco"), and the Belleterre and Midrim projects in Quebec.

In January 2002, the Company advanced $560,000 to Falconbridge Limited ("Falconbridge") for the first phase of a $1.7 million program for drilling and geophysics. Falconbridge is the operator of the Footwall Project and the Company is earning a 60% interest in the Footwall and Foy projects by spending $6 million over three years. To date, a total of $3.4 million has been spent.

Drilling was restarted on the Alotta Zone of the Belleterre Property in which the Company is earning a 70% interest by spending a total of $1.5 million on exploration over four years. To date, $1.2 million has been spent on the Project.

Results of Operations

Net loss for the three months ended March 31, 2002 and 2001 was $109,061 or $0.01 per share compared to $201,801 or $0.02 per share, respectively. The decrease in net loss during the current period reflects a reduction in administrative expenditures which was partially offset by a decrease in interest income.

The Company earned $6,928 in interest during the current period compared with $70,431 during the three months ended March 31, 2001. The decrease was due to a significant reduction in cash balances over the past twelve months combined with lower interest rates. The Company's cash balance was $1,645,655 as at March 31, 2002 and $4,665,813 as at March 31, 2001.

Consulting and management fees include $24,000 in management fees paid to Southwestern Resources Corp. ("Southwestern") and $34,372 in fees on account of consulting and management services provided by directors, officers and other consultants. During the period ended March 31, 2001, $24,000 was paid to Southwestern and $40,797 to directors, officers and other consultants.

General exploration expense of $9,204 (2001 – $7,459) relates to expenditures of a general reconnaissance nature that are charged to expense during the period.

The investor relations expense of $19,168 includes regulatory and transfer agent fees, the costs related to the printing and dissemination of shareholder information, and other investor relations activities. During the same period in 2001, the Company incurred $104,648 in investor relations costs. As well, legal and accounting expenses declined to $2,947 from



$77,022 in 2001. The reduction in investor relations and legal expenses indicates a stabilizing of costs after completing its first year of operations in which the Company had to apply a significant amount of its resources in establishing the frameworks required for a publicly listed company, completing financings, and securing ground for its exploration activities.

Other general and administrative expenses were comparable to the first quarter of last year.

Financial Condition, Liquidity and Capital Resources

On January 18, 2002, the Company closed a private placement of 235,292 units at $2.55 per unit for gross proceeds of $599,995. Each unit consists of one common share and one-half of a common share purchase warrant. Each whole share purchase warrant entitles the holder to buy one common share for a price of $3.00 until January 18, 2003 and for a price of $3.50 until January 18, 2004. The entire proceeds are to be spent on the Belleterre Property in Quebec of which approximately $100,000 was spent in the first quarter.

On December 31, 2001, the Company had also issued 335,000 flow through units at $3.00 per unit for gross proceeds of $1,005,000. Each unit consists of one flow through common share and one-half of a flow through common share purchase warrant. Each whole share purchase warrant will entitle the holder to buy one flow through common share for $4.00 before December 31, 2002. As at March 31, 2002, $446,000 of the flow through funds had been spent.

During the three months ended March 31, 2002, resource property expenditures amounted to approximately $670,000 primarily relating to expenditures incurred on the Falconbridge properties ($168,000), Belleterre, Midrim and Angliers properties in Quebec ($162,000), AEM Project ($68,000) and Lansdowne House property ($49,000).

On May 8, 2002, the Company signed an agreement with Inco Limited ("Inco") on 175 acres of patented mining claims surrounding Nickel Lake. Under the terms of the agreement, the Company can earn 60% of the Nickel Lake Property (the "Property") by spending $2 million over four years on exploration and issuing 75,000 shares to Inco. The Company can earn a further 10% by preparing at its expense a bankable feasibility study. Inco has the option to increase its interest to 70% by funding all the costs to bring the Property into commercial production, with the Company retaining a 30% interest.

Working capital decreased by $200,000 and was reduced to $1.8 million at March 31, 2002. The change reflects resource property expenditures of $670,000 and operating expenses of $74,000, which were partially offset by proceeds from share issuances of $570,000. The Company's current working capital position is sufficient to fund its planned exploration and meet ongoing obligations as they become due.

Outlook

On April 4, 2002, the Company entered into a letter agreement with Consolidated Ouro Brasil Ltd. ("Ouro Brasil") (COU-TSX) regarding Ouro Brasil's acquisition of interests in certain mineral claims and related rights ("the Diamond Assets") held by Aurora in exchange for Ouro Brasil issuing to Aurora 13,150,000 common shares. The proposed acquisition of the Diamond Assets will constitute a reverse takeover ("RTO") transaction.

Concurrent with, and part of, the acquisition of the Diamond Assets and the RTO, Ouro Brasil proposes to complete a private placement to raise up to $1 million through the sale of up to 4 million units at $0.25 per unit, consisting of one common share and one-half of a common share purchase warrant. The shares held by Aurora will represent 58% of the outstanding common shares of Ouro Brasil after the completion of the transaction and the private placement, and the anticipated exercise of outstanding warrants prior to closing. The proposed transaction and private placement are subject to acceptance by the TSX Venture Exchange (formerly the Canadian Venture Exchange).

The Company expects to continue to focus its exploration activities in Ontario and Quebec. As opportunities present themselves, the Company will form additional alliances with third parties in order to reduce shareholder risk and conserve working capital. As a mineral exploration company, the future liquidity of Aurora will be affected principally by the level of exploration expenditures and also by its ability to raise capital through the equity markets.



BALANCE SHEETS

Unaudited

Assets	March 31, 2002	December 31, 2001
Assets		
Current		
Cash and cash equivalents	$ 1,645,655	$ 2,086,062
Exploration advances and other receivables	340,755	154,702
	1,986,410	2,240,764
Capital assets *(note 2)*	51,521	54,334
Resource properties *(note 3)*	9,065,502	8,395,000
	$ 11,103,433	$ 10,690,098
Liabilities		
Current		
Accounts payable and accrued charges	$ 128,193	$ 166,936
Due to affiliated company	8,637	17,835
	136,830	184,771
Long Term		
Future income tax *(note 6)*	633,000	605,000
Shareholders' Equity		
Share capital *(note 4)*		
Authorized		
100,000,000 common shares without par value		
Issued		
16,228,661 common shares (2001 – 15,994,369)	19,653,007	19,082,670
Additional paid-in capital	172,374	172,374
Contributed surplus	35,454	35,454
Deficit	(9,527,232)	(9,390,171)
	10,333,603	9,900,327
	$ 11,103,433	$ 10,690,098

Approved by the Board





George H Plewes

John G Paterson



STATEMENTS OF LOSS AND DEFICIT

Unaudited

Three months ending March 31		2002		2001
Expenses				
Consulting and management fees	$	58,372	$	64,797
General exploration		9,204		7,459
Investor relations		19,168		104,643
Legal and accounting		2,947		77,022
Office expense		19,872		14,616
Travel		6,426		3,690
Loss before undernoted item		(115,989)		(272,232)
Interest income		6,928		70,431
Net loss for the period		(109,061)		(201,801)
Deficit at beginning of period		(9,390,171)		(7,407,678)
Provision for income tax on flow through shares		(28,000)		–
Deficit at end of period	$	(9,527,232)	$	(7,609,479)
Loss per share – basic and fully diluted	$	(0.01)	$	(0.02)

STATEMENTS OF CASH FLOWS

Unaudited

Three months ending March 31	2002	2001
Operating Activities		
Net loss for the period	$ (109,061)	$ (201,801)
Change in non-cash operating working capital items		
Decrease (increase) in exploration advances and other receivables	105,486	(205,038)
Decrease in accounts payable and accrued charges	(70,254)	(96,989)
	(73,829)	(503,828)
Investing Activities		
Resource property expenditures	(936,010)	(1,851,235)
Additions to capital assets	(904)	(10,794)
	(936,914)	(1,862,029)
Financing Activities		
Shares issued	570,336	657,971
	570,336	657,971
Decrease in cash and cash equivalents during the period	(440,407)	(1,707,886)
Cash and cash equivalents at beginning of period	2,086,062	6,373,699
Cash and cash equivalents at end of period	$ 1,645,655	$ 4,665,813
Cash and cash equivalents consist of:		
Cash	247,666	399,181
Short-term investments	1,397,989	4,266,632
Cash and cash equivalents at end of period	$ 1,645,655	$ 4,665,813

NOTES TO FINANCIAL STATEMENTS

March 31, 2002 and 2001

1. Significant Accounting Policies

a) These interim financial statements have been prepared in accordance with Canadian generally accepted accounting principles. The accounting policies followed in preparing these financial statements are those used by Aurora Platinum Corp. (the "Company") as set out in the audited financial statements for the year ended December 31, 2001 with the exception noted in note 1b below. Certain information and note disclosure normally included in financial statements prepared in accordance with generally accepted financial principles has been omitted. These interim financial statements should be read together with the Company's audited financial statements for the year ended December 31, 2001.

b) The Company adopted the recommendations of the new CICA handbook section 3870, Stock-Based Compensation and Other Stock-Based Payments, effective January 1, 2002. This section establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services. The standard requires that all stock-based awards made to non-employees be measured and recognized using a fair value based method. The standard encourages the use of a fair value based method for direct awards of stock, stock appreciation rights, and awards that call for settlement in cash or other assets. Awards that a company has the ability to settle in stock are recorded as equity.

The Company adopted the intrinsic value method whereby compensation cost is recorded for the excess, if any, of the quoted market price over the exercise price, at the date the stock options are granted.

In the opinion of management, all adjustments considered necessary for fair presentation have been included in these financial statements.

2. Capital Assets

			March 31 2002	December 31 2001
	Cost	Accumulated Depreciation	Net Book Value	Net Book Value
Office and other equipment	$ 15,392	$ 4,350	$ 11,042	$ 11,613
Computer equipment	53,831	13,352	40,479	42,721
	$ 69,223	$ 17,702	$ 51,521	$ 54,334

Depreciation relating to exploration related assets has been allocated to resource properties in the amount of $3,717 during the current period.

3. Resource Properties

	Falconbridge Properties	Midrim Property	Belleterre Property	[illegible] House	Other	March 31 2002	March 31 2001
Balance, beginning of period	$ 3,069,381	$ 1,470,574	$ 1,134,102	$ 1,745,745	$ 975,198	$ 8,395,000	$ 1,641,893
Property acquisition, assessment and maintenance	5,436	4,557	7,601	2,060	55,359	75,013	32,877
Analytical	5,158	191	332	(200)	191	6,172	88,505
Geophysics	71,600	4,865	1,857	249	1,857	80,428	503,701
Geology	78,827	18,878	19,876	37,895	12,813	168,289	177,155
Drilling	166,916	(27,980)	72,239	–	(228)	210,947	1,096,351
Research	–	3,667	5,023	2,719	3,666	15,075	3,400
Project administration	40,262	8,154	10,743	6,203	49,196	114,558	127,519
Balance, end of period	$ 3,437,580	$ 1,482,906	$ 1,252,273	$ 1,794,691	$ 1,098,052	$ 9,065,502	$ 4,620,070

4. Share Capital

a) During the three months ended March 31, 2002, changes in issued share capital were as follows:

For the three month period ended March 31		2002
	Number of Shares	Amount
Issued at beginning of period	15,992,869	$ 19,082,670
Issued as result of private placement	235,292	569,952
Issued on the exercise of stock options	500	385
Issued at end of period	16,228,661	$ 19,653,007

b) On January 18, 2002, the Company issued, by way of a private placement, 235,292 units at $2.55 per unit. Each unit consists of one common share and one-half of a common share purchase warrant. Each whole share purchase warrant entitles the holder to buy one common share for a price of $3.00 until January 18, 2003 and for a price of $3.50 until January 18, 2004.

c) Stock Options

At March 31, 2002, there were 1,984,000 stock options outstanding under the Company's stock option plan.

For the three month period ended March 31		2002
	Number of Shares	Weighted-Average Exercise Price
Outstanding at beginning of period	1,984,500	$2.27
Exercised	(500)	0.77
Outstanding at end of period	1,984,000	$2.27

The following table summarizes information regarding stock options outstanding at March 31, 2002.

Number of Shares	Exercise Price	Weighted-Average Remaining Years of Contractual Life
962,500	$0.77	2.1
50,000	$3.10	1.3
2,000	$3.50	3.5
936,000	$3.70	4.1
8,500	$3.85	3.4
5,000	$4.09	3.6
20,000	$4.25	4.0
1,984,000		3.6



d) As at March 31, 2002, there were 1,607,251 warrants issued and outstanding.

Date Issued	Number	Exercise Price	Expiry Date
Nov. 10/00	1,140,358	$3.50	Nov. 10/02
Nov. 10/00	149,247	$2.80	Nov. 10/02
Dec. 31/01	162,500	$1.00	Dec. 31/02
Dec. 31/01	37,500	$1.20	Dec. 31/02
Jan. 18/02	117,646	$3.00; $3.50	Jan. 18/03; Jan. 18/04

No carrying values have been assigned to the warrants.

5. Related Party Transactions

Fees amounting to $54,000 (2001 – $71,088) were paid on account of consulting and management services provided by directors and officers of which $3,750 is included in consulting and management fees, and the balance is capitalized in resource properties. Amounts paid to Southwestern Resources Corp. ("Southwestern") under the terms of an administrative services agreement totaled $24,000 (2001 – $24,000). As at March 31, 2002 there was an amount of $8,637 due to Southwestern.

6. Income Taxes

At March 31, 2002, the Company's income tax expense was nil.

During the years ended December 31, 2001 and 2000, the Company closed two flow through share private placements. As a result of the assignment of the tax deductibility of the related expenditures of the flow through funds, the Company has a net future tax liability at March 31, 2002 of $633,000. As the liability arises from transactions in the capital of the Company, the corresponding charge has been taken directly to deficit as opposed to being charged through operations.

The approximate tax effect of each type of temporary difference that gives rise to the Company's future tax (liability) asset are as follows:

	March 31 2002	December 31 2001
Operating loss carry forwards	$ 908,000	$ 857,000
Accumulated cost base difference on assets	(1,541,000)	(1,462,000)
	(633,000)	(605,000)
Less: Valuation allowance	–	
Net future income tax	$ (633,000)	$ (605,000)

7. Subsequent Events

On April 4, 2002, the Company entered into a letter agreement with Consolidated Ouro Brasil Ltd. ("Ouro Brasil") regarding Ouro Brasil's acquisition of interests in certain mineral claims and related rights (the "Diamond Assets") held by the Company in exchange for Ouro Brasil issuing to the Company 13,150,000 common shares which will represent approximately 58% of the outstanding common shares of Ouro Brasil after the completion of the transaction. The acquisition of the Diamond Assets will constitute a reverse takeover transaction for Ouro Brasil and is subject to the approval of the TSX Venture Exchange (formerly the Canadian Venture Exchange). It is anticipated that the 13,150,000 common shares will be subject to escrow and resale restrictions under applicable Exchange policies and securities laws.

On May 8, 2002, the Company signed an agreement with Inco Limited ("Inco") on 176 acres of patented mining claims surrounding Nickel Lake. Under the terms of the agreement, the Company can earn 60% of the Nickel Lake Property (the "Property") by spending $2 million over four years on exploration and issuing 75,000 shares to Inco. The Company can earn a further 10% by preparing at its expense a bankable feasibility study. Inco has the option to increase its interest to 70% by funding all the costs to bring the Property into commercial production, with the Company retaining a 30% interest.









Aurora *Platinum Corp.*

VANCOUVER OFFICE
PO Box 10102
1650-701 W Georgia St
Vancouver, BC
Canada V7Y 1C6

T 604 687 7778 F 604 688 5175
E info@auroraplatinum.com
www.auroraplatinum.com

SUDBURY OFFICE
Unit 5
868 Falconbridge Hwy
Sudbury, Ontario
Canada P3A 5K7

T 705 525 0992 F 705 525 7701
E info@auroraplatinum.com
www.auroraplatinum.com

FORM 51-901F

QUARTERLY REPORT

Incorporated as part of: ☐ **Schedule A**

☒ **Schedule B & C**

ISSUER DETAILS:

For Quarter Ended:	**March 31, 2002**
Date of Report:	**May 28, 2002**
Name of Issuer:	**Aurora Platinum Corporation**
Issuer's Address:	**1650-701 West Georgia Street Vancouver, B.C., V7Y 1C6**
Issuer's Fax Number:	**604-688-5175**
Issuer's Phone Number:	**604-669-2525**
Contact Person:	**Parkash K. Athwal**
Contact's Position:	**Vice President, Finance**
Contact Telephone Number:	**604-669-2525**

CERTIFICATE

The Schedule(s) required to complete this Quarterly Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Quarterly Report will be provided to any shareholder who requests it. Please note this form is incorporated as part of both the required filing of Schedule A and B&C.

John G. Paterson	"John G. Paterson"	May 28, 2002
Name of Director	Signed (typed)	Date Signed
Daniel G. Innes	"Daniel G. Innes"	May 28, 2002
Name of Director	Signed (typed)	Date Signed

Aurora Platinum Corp.
Quarterly Report - Form 51-901F
For the three month period ended March 31, 2002

Schedule B : Supplementary Information

Statement of Deferred Exploration Expenditures (unaudited)

	Falconbridge Properties	Midrim Property	Belleterre Property	Lansdowne House Property	Other	March 31, 2002	March 31, 2001
Balance, beginning of period	$ 3,069,381	$ 1,470,574	$ 1,134,102	$ 1,745,745	$ 975,198	$ 8,395,000	$ 1,641,893
Property acquisition, assessment and maintenance	5,436	4,557	7,601	2,080	55,359	$ 75,033	32,877
Analytical	5,158	191	832	(200)	191	$ 6,172	88,505
Geophysics	71,600	4,865	1,857	249	1,857	$ 80,428	502,370
Geology	78,827	18,878	19,876	37,895	12,813	$ 168,289	127,155
Drilling	166,916	(27,980)	72,239		(228)	$ 210,947	1,096,351
Research		3,667	5,023	2,719	3,666	$ 15,075	8,400
Project administration	40,262	8,154	10,743	6,203	49,196	$ 114,558	122,519
Balance, end of period	$ 3,437,580	$ 1,482,906	$ 1,252,273	$ 1,794,691	$ 1,098,052	$ 9,065,502	$ 3,620,070

Related Party Transactions for the three month period ended March 31, 2002

Fees paid on account of consulting and management services provided by directors and officers	$	54,000
Amounts paid to Southwestern Resources Corp (a company related by directors in common) per terms of an Administrative Services Agreement	$	24,000 *
Amounts paid to Southwestern Resources Corp (a company related by directors in common)	$	8,637

* For administrative services such as accounting, secretarial, office supplies, rent, and insurance.

Common Shares issued during the three month period ended March 31, 2002

Date	Purpose	Shares	Proceeds	Price	Commission	Consideration
Jan 18/02	Private Placement	235,292	$ 569,952	$ 2.55		Cash
Mar 27/02	Exercise of options	500	$ 385	$ 0.77		Cash

Share Capital as at March 31, 2002

	Common	Special Warrants
Authorized shares	100,000,000	
Par value	N.P.V.	
Shares issued	16,228,661	

Warrants issued during the period ended March 31, 2002

OnJanuary 18, 2002 the company issued 117,646 warrants as part of a private placement.
Each warrant entitles the holder to purchase one common share for a price of $3.00 until January 18, 2003 and for a price of $3.50 until January 18, 2004.

Warrants outstanding at March 31, 2002

Date	Number	Exercise Price	Expiry date
Nov 10/00	1,140,358	$ 3.50	Nov 10/02
Nov 10/00	148,247	$ 2.80	Nov 10/02
Dec 31/01	167,500	$ 4.00	Dec 31/02
Dec 31/01	33,500	$ 3.20	Dec 31/02
Jan 18/02	117,646	$ 3.00;$3.50	Jan 18/03;Jan 18/04

There were no stock options granted during the three month period ended March 31, 2002

Stock options outstanding at March 31, 2002

Number	Exercise Price	Expiry
962,500	$ 0.77	May 11, 2005
8,500	$ 3.85	Sept 5, 2005
7,000	$3.50-$4.09	Oct 31,2005
20,000	$ 4.25	March 7,2006
936,000	$ 3.70	May 10,2006
50,000	$ 3.40	July 8, 2006
1,984,000		

Statement of Office Expense

	Three month period ended March 31, 2002
Stationery & supplies	$ 14,102
Bank Charges	816
Telecommunications, postage & courier	2,475
Corporate taxes	2,300
Other	179
	$ 19,872

Directors and Officers of Aurora Platinum Corp.

George H. Plewes	Chairman and Director	Pembroke, Bermuda
John G. Paterson	President, CEO, and Director	Vancouver, B.C.
Daniel G. Innes	Vice President, Exploration, Director	West Vancouver, B.C.
Michael D. Winn	Director	Laguna Beach, California
A. Murray Sinclair	Director	Vancouver, B.C.
John Brown	Director	Vancouver, B.C.
John J. Fleming	Director	Calgary, Alberta
Parkash K. Athwal	Vice President, Finance and CFO	Ladner, B.C.
Thomas W. Beattie	Vice President, Corporate Development and Corporate Secretary	West Vancouver, B.C.

Schedule C : Management Discussion (see attachment)

Investor Relations Activities

During the current period, investor relations activities were carried out by the Chairman of the Company, and included communicating with shareholders and members of the investment community. Consideration paid is included in the Related Party Transactions section above and is reflected in the financial statements under consulting fees. Investor Relations expenditures include regulatory and transfer agent fees, and the costs related to the printing and dissemination of shareholder information.

Increase in Exploration advances due to large advance given to joint venture partner on the Falconbridge Properties.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

March 31, 2002 and 2001

This interim Management Discussion and Analysis ("MD&A") should be read in conjunction with the Company's MD&A for the year ended December 31, 2001 and the interim financial statements for the period ended March 31, 2002. The focus of this discussion is on material changes and information relating to the current period and may exclude certain information disclosed in the previous year's discussion.

Description of Business
The Company is a development stage mineral exploration company engaged in the acquisition and exploration of its nickel-copper-platinum-palladium mineral properties in Ontario and Quebec. Operations are conducted either directly or through agreements with third parties.

The focus of exploration during the first quarter of 2002 was on the Footwall Project within the Falconbridge Joint Venture in Ontario, the AEM Project with Inco Limited ("Inco"), and the Belleterre and Midrim projects in Quebec.

In January 2002, the Company advanced $560,000 to Falconbridge Limited ("Falconbridge") for the first phase of a $1.7 million program for drilling and geophysics. Falconbridge is the operator of the Footwall Project and the Company is earning a 60% interest in the Footwall and Foy projects by spending $6 million over three years. To date, a total of $3.4 million has been spent.

Drilling was restarted on the Alotta Zone of the Belleterre Property in which the Company is earning a 70% interest by spending a total of $1.5 million on exploration over four years. To date, $1.2 million has been spent on the Project.

Results of Operations
Net loss for the three months ended March 31, 2002 and 2001 was $109,061 or $0.01 per share compared to $201,801 or $0.02 per share, respectively. The decrease in net loss during the current period reflects a reduction in administrative expenditures which was partially offset by a decrease in interest income.

The Company earned $6,928 in interest during the current period compared with $70,431 during the three months ended March 31, 2001. The decrease was due to a significant reduction in cash balances over the past twelve months combined with lower interest rates. The Company's cash balance was $1,645,655 as at March 31, 2002 and $4,665,813 as at March 31, 2001.

Consulting and management fees include $24,000 in management fees paid to Southwestern Resources Corp. ("Southwestern") and $34,372 in fees on account of consulting and management services provided by directors, officers and other consultants. During the period ended March 31, 2001, $24,000 was paid to Southwestern and $40,797 to directors, officers and other consultants.

General exploration expense of $9,204 (2001 – $7,459) relates to expenditures of a general reconnaissance nature that are charged to expense during the period.

The investor relations expense of $19,168 includes regulatory and transfer agent fees, the costs related to the printing and dissemination of shareholder information, and other investor relations activities. During the same period in 2001, the Company incurred $104,648 in investor relations costs. As well, legal and accounting expenses declined to $2,947 from



$77,022 in 2001. The reduction in investor relations and legal expenses indicates a stabilizing of costs after completing its first year of operations in which the Company had to apply a significant amount of its resources in establishing the frameworks required for a publicly listed company, completing financings, and securing ground for its exploration activities.

Other general and administrative expenses were comparable to the first quarter of last year.

Financial Condition, Liquidity and Capital Resources

On January 18, 2002, the Company closed a private placement of 235,292 units at $2.55 per unit for gross proceeds of $599,995. Each unit consists of one common share and one-half of a common share purchase warrant. Each whole share purchase warrant entitles the holder to buy one common share for a price of $3.00 until January 18, 2003 and for a price of $3.50 until January 18, 2004. The entire proceeds are to be spent on the Belleterre Property in Quebec of which approximately $100,000 was spent in the first quarter.

On December 31, 2001, the Company had also issued 335,000 flow through units at $3.00 per unit for gross proceeds of $1,005,000. Each unit consists of one flow through common share and one-half of a flow through common share purchase warrant. Each whole share purchase warrant will entitle the holder to buy one flow through common share for $4.00 before December 31, 2002. As at March 31, 2002, $446,000 of the flow through funds had been spent.

During the three months ended March 31, 2002, resource property expenditures amounted to approximately $670,000 primarily relating to expenditures incurred on the Falconbridge properties ($368,000), Belleterre, Midrim and Angliers properties in Quebec ($162,000), AEM Project ($68,000) and Lansdowne House property ($49,000).

On May 8, 2002, the Company signed an agreement with Inco Limited ("Inco") on 175 acres of patented mining claims surrounding Nickel Lake. Under the terms of the agreement, the Company can earn 60% of the Nickel Lake Property (the "Property") by spending $2 million over four years on exploration and issuing 75,000 shares to Inco. The Company can earn a further 10% by preparing at its expense a bankable feasibility study. Inco has the option to increase its interest to 70% by funding all the costs to bring the Property into commercial production, with the Company retaining a 30% interest.

Working capital decreased by $200,000 and was reduced to $1.8 million at March 31, 2002. The change reflects resource property expenditures of $670,000 and operating expenses of $74,000, which were partially offset by proceeds from share issuances of $570,000. The Company's current working capital position is sufficient to fund its planned exploration and meet ongoing obligations as they become due.

Outlook

On April 4, 2002, the Company entered into a letter agreement with Consolidated Ouro Brasil Ltd. ("Ouro Brasil") (COU-TSX) regarding Ouro Brasil's acquisition of interests in certain mineral claims and related rights ("the Diamond Assets") held by Aurora in exchange for Ouro Brasil issuing to Aurora 13,150,000 common shares. The proposed acquisition of the Diamond Assets will constitute a reverse takeover ("RTO") transaction.

Concurrent with, and part of, the acquisition of the Diamond Assets and the RTO, Ouro Brasil proposes to complete a private placement to raise up to $1 million through the sale of up to 4 million units at $0.25 per unit, consisting of one common share and one-half of a common share purchase warrant. The shares held by Aurora will represent 58% of the outstanding common shares of Ouro Brasil after the completion of the transaction and the private placement, and the anticipated exercise of outstanding warrants prior to closing. The proposed transaction and private placement are subject to acceptance by the TSX Venture Exchange (formerly the Canadian Venture Exchange).

The Company expects to continue to focus its exploration activities in Ontario and Quebec. As opportunities present themselves, the Company will form additional alliances with third parties in order to reduce shareholder risk and conserve working capital. As a mineral exploration company, the future liquidity of Aurora will be affected principally by the level of exploration expenditures and also by its ability to raise capital through the equity markets.



AURORA PLATINUM CORP.

Annual Information Form

For the year ended December 31, 2001

Dated as of May 15, 2002

TABLE OF CONTENTS

ITEM 1: PRELIMINARY NOTES

Incorporation of Financial Statements

Incorporated by reference into this Annual Information Form ("AIF") are the audited Financial Statements of Aurora Platinum Corp. ("Aurora" or the "Company" or the "Issuer") for the years ended December 31, 2001 and 2000. All financial information in this AIF is prepared in accordance with Canadian generally accepted accounting principles.

All dollar amounts referred to in this AIF are Canadian dollars.

Date of Information

All information in this AIF is as of May 04, 2002 unless otherwise indicated

ITEM 2: INCORPORATION AND CORPORATE STRUCTURE

The Issuer was incorporated in the Province of British Columbia under the name "Sitka Gold Inc." by registration of its Memorandum and Articles on March 24, 1987 and it subsequently became a reporting issuer in British Columbia. The Issuer changed its name to "Golden Sitka Resources Inc." on September 10, 1987. Pursuant to Special Resolutions approved at the Issuer's Annual and Special General Meeting on May 12, 2000, the Issuer's issued and authorized capital was consolidated on a one new share for four old shares basis, the authorized capital was then increased to 100,000 common shares, the name of the Issuer was changed to "Aurora Platinum Corp." effective August 8, 2000, and the Issuer was continued under the Yukon Business Corporations Act as a Yukon corporation.

The Issuer's corporate head office and principal place of business is located at Suite 1650-701 West Georgia Street, Vancouver, British Columbia, V7Y 1C6. The address of the registered and records office of the Issuer is 3081 Third Avenue, Whitehorse, Yukon, Y1A 4Z7. The Issuer is extra-provincially registered in British Columbia, Ontario and Quebec and its address for service in British Columbia is at Suite 1650-701 West Georgia Vancouver, British Columbia, V7Y 1C6.

Southwestern Resources Corp. ("Southwestern") has a 19% interest in the Issuer and, at the present time, exercises control over the Board of Directors of Aurora.

ITEM 3: BUSINESS OF THE ISSUER

The Issuer commenced operations in 2000 as a diversified natural resource company engaged in the acquisition and exploration of nickel-copper-platinum-palladium mineral properties in Ontario and Quebec. The Issuer intends to fund the exploration and make required payments to earn interests in the Falconbridge Properties in Ontario and the Midrim, Belleterre, and Angliers Properties in Quebec. The Issuer is also actively involved in exploration on its 100% owned Lansdowne House Property in Ontario. In addition, the Issuer intends to seek and acquire additional properties worthy of exploration and development. Aurora's activities have been financed through the sale and issuance of securities by way of private placements.

The acquisition of the Company's natural resource opportunities has usually been completed through a combination of exploration expenditures, cash payments and/or the issuance of equity interests in the Company. The Issuer will seek joint venture partners to fund further property exploration and development and to advance those properties into the production stage.

On April 4, 2002, the Issuer entered into a letter agreement with Consolidated Ouro Brasil ("Ouro Brasil") (COU-TSX Venture) regarding Ouro's acquisition of interests in certain mineral claims and related rights ("the Diamond Assets") held by Aurora in exchange for Ouro Brasil issuing to Aurora

13,150,000 common shares. The proposed acquisition of the Diamond Assets will constitute a reverse takeover ("RTO") transaction for Ouro Brasil.

The Diamond Assets are comprised of (a) interests in 16 claim blocks (covering 4,096 hectares) staked by Aurora in an area of northern Ontario, and (b) rights to related geological information, primarily in the form of airborne magnetic/electromagnetic data, and other rights.

Concurrent with, and part of, the acquisition of the Diamond Assets and the RTO, Ouro Brasil proposes to complete a private placement to raise up to $1 million through the sale of up to 4,000,000 units at $0.25 per unit, consisting of one common share and one half of a common share purchase warrant. The shares held by Aurora will represent 58% of the outstanding common shares of Ouro Brasil after the completion of the transaction and the private placement, and the anticipated exercise of outstanding warrants prior to closing. The proposed transaction and private placement are subject to acceptance by the TSX Venture Exchange.

ITEM 4: NARRATIVE DESCRIPTION OF BUSINESS

GENERAL

The Issuer has historically been and continues to be a resource development company focused on the acquisition and exploration of mineral properties and is currently directing its efforts in Ontario and Quebec on its nickel-copper-platinum-palladium properties.

The Company has a significant land position in the Sudbury Camp, Ontario and optioned properties in the Belleterre-Angliers Greenstone Belt in the Timiskaming region of Quebec.

The level of operations has generally been determined by the availability of capital resources and to date, private placements have provided the main source of funding. In addition, the Company intends to attract suitable joint venture partners in order to advance its projects and conserve working capital.

Aurora will also be able to benefit from financial assistance programs initiated by the Government of Quebec to promote diversification of exploration and stimulate mineral exploration in the province.

The Company has no income from operations and none is likely in the near future. The Company is therefore dependent on raising funds through the issuance of shares or attracting joint venture partners in order to finance further acquisitions, undertake exploration and development of mineral properties and meet general and administrative expenses in the medium and long term. There can be no assurance that the Company will be successful in raising the required capital.

The Company's financial performance is dependent on many external factors. The Company expects that any revenues it may earn from its operations in the future will be from the sale of minerals. Both prices and markets for metals are volatile, difficult to predict and respond to changes in domestic and international political, social and economic environments. In addition, the availability and cost of funds for exploration, development and production costs are difficult to predict. These circumstances and events could materially affect the financial performance of the Company.

Ontario Mining Laws

The Mining Act (Ontario) governs the acquisition and the maintenance of mineral rights, mines commencing commercial production and procedures for mine closure.

Mineral rights are initially acquired when a licensed prospector stakes a mining claim on the ground and files requisite documents with the government agency. The Mining Act entitles mining claim holders to enter into a 21-year renewable mining lease. Assessment work, which may include sampling, trenching, blasting, geological and geophysical surveying and feasibility studies, must be performed and reported annually to maintain a mining claim in good standing. Mining claims must be leased before mineral extraction for production commences. A renewable mining lease can be maintained by paying an annual rent per hectare.

The legislation provides a "one-window" approach to permitting and licensing. Before beginning mine production, environmental studies must be carried out, the public must be notified and a mine closure plan that includes financial assurance must be approved. Ontario's Mining Act requires companies to prepare a closure plan prior to the development of a mine. The Mining Act encourages companies to conduct progressive rehabilitation during the life of the mine.

Quebec Mining Laws

The Mining Act (Quebec) governs the acquisition and maintenance of mineral and mining rights, commercial production and mine closure procedures.

Exploration titles are granted through map designation, based on a pre-defined land division. The map-designated claim is a mining title that may not be contested by a third party, that confers to its titleholder the exclusive right to search for all mineral substances on the land parcel covered by the claim, and that guarantees the grant of a mining title in the event of a discovery.

Claims are valid for a period of two years. The titleholder may renew title to the claims indefinitely, as long as there is compliance with the terms and conditions of the Mining Act, including the obligation to invest a minimum amount in exploration work.

To obtain a mining lease, the claimholder must establish the existence of the presence of a workable ore deposit. The initial term of the lease is 20 years. It may then be renewed every ten years for the entire length of mining operations. The leaseholder is responsible for the rehabilitation of the site after mining operations. Thus, prior to commencement of mining operations, the company must submit a site rehabilitation plan and supply a description of a financial guarantee to ensure the rehabilitation work will be performed.

RISK FACTORS

Exploration and Development

All of the properties in which the Issuer has an interest or in respect of which the Issuer has a joint venture arrangement are in the exploration stages only and are without an economic mineral deposit. Development of the Issuer's mineral properties will only follow upon obtaining satisfactory exploration results. Mineral exploration and development involves a high degree of risk and few properties, which are explored, are ultimately developed into producing mines. There is no assurance that the Issuer's mineral exploration and development activities will result in any discoveries of commercial mineral deposits. The long-term profitability of the Issuer's operations will be in part directly related to the cost and success of its exploration programs, which may be affected by a number of factors beyond the Company's control.

Operations

Mineral exploration involves many risks, which even a combination of experience, knowledge and careful evaluation may not be able to overcome. Operations in which the Issuer has a direct or indirect interest will be subject to all the hazards and risks normally incidental to exploration, development and production of minerals, any of which could result in work stoppages, damage to property, and possible environmental damage.

Competition

Competition in the mineral exploration business is intense and could adversely affect Aurora's ability to suitably develop its properties. Aurora competes with many other companies possessing greater financial resources and technical facilities. Accordingly, there is a high degree of competition for desirable mining leases, suitable prospects for drilling operations and necessary mining equipment, as well as for access to funds. There can be no assurance that the necessary funds can be raised or that any projected work will be completed.

Price and Currency

Aurora's revenue, if any, would be derived from mining and subsequent sale of nickel, copper, palladium, platinum and other metals. The price of these metals has fluctuated widely in recent years and is affected by numerous factors beyond Aurora's control, including international economic and political trends, expectations of inflation, currency exchange fluctuations (especially the Canadian dollar relative to other currencies), interest rates, global and regional consumption patterns, speculative activities, market fluctuations in pricing and demand, the proximity and capacity of natural resource markets and processing equipment, governmental regulations, land tenure, land use, regulation concerning the importing and exporting of minerals, environmental protection regulations, increased production due to new mine developments, and improved mining and production methods. The effect of these factors on the price of metals that may be produced from the Issuer's properties, and, ultimately, the economic viability of the Issuer's properties, cannot be predicted accurately.

The Company maintains its accounts in Canadian currency. If the Company acquires properties in other countries, its operations may be subject to foreign currency fluctuations and such fluctuations may materially affect its financial position and results. The Issuer does not engage in currency hedging activities.

Environmental, Health and Safety Regulations

Mining operations are subject to federal, provincial and local laws relating to the protection of the environment, including laws regulating removal of natural resources from the ground and the discharge of materials into the environment. Mining operations are also subject to federal, provincial and local laws and regulations which seek to maintain health and safety standards by regulating the design and use of mining methods and equipment. Various permits from government bodies are required for mining operations to be conducted; no assurance can be given that such permits will be received. No assurance can be given that environmental standards imposed by federal, provincial or local authorities will not be changed or that any such changes would not have material adverse effects on the Issuer's activities. Moreover, compliance with such laws may cause substantial delays or require capital outlays in excess of those anticipated, thus causing an adverse effect on the Issuer. Additionally, the Issuer may be subject to liability for pollution or other environmental damages, which it may not insure against.

Insurance

Hazards such as unusual or unexpected formations and other conditions are involved in mineral exploration and development. The Issuer may become subject to liability for pollution, cave-ins or

hazards against which it cannot insure or against which it may elect not to insure. The payment of such liabilities may have a material, adverse effect on the Issuer's financial position. Although the Issuer maintains liability insurance in an amount which it considers adequate, the nature of these risks is such that liabilities might exceed policy limits, the liabilities and hazards might not be insurable, or the Issuer might not elect to insure itself against such liabilities due to high premium costs or other reasons, in which event the Issuer could incur significant costs that could have a materially adverse effect upon its financial position.

Other Risks

The success of the Issuer's business is largely dependent upon the efforts of a small management team. The loss of any key member could be detrimental to the Issuer if a suitable replacement could not be found at a comparable compensation level. The Issuer has not obtained key-man life insurance with respect to these individuals.

MINERAL PROJECTS

Falconbridge Option Properties

FOY AND FOOTWALL PROJECTS

Information on the Falconbridge Option Properties has been obtained from a National Instrument 43-101F1 technical report filed with securities regulators entitled "Aurora Platinum Corp., Falconbridge Option Properties, Foy and Footwall, Sudbury, Ontario" by Richard J. Mazur, P.Geo., dated May 15, 2002.

PROJECT DESCRIPTION AND LOCATION

The Foy Property is approximately 30 km north-northwest of Sudbury within parts of Bowell, Foy, Tyrone, and Harty townships. The center of the Property is located at latitude 46° 45'N, longitude 81° 14'W and the Footwall Property is approximately 15 km east-northeast of Sudbury within Falconbridge and Garson townships (latitude 46° 35'N, longitude 80° 50'W).

The Foy Property is comprised of 2,042 hectares of mining lands. Falconbridge Limited ("Falconbridge") of Toronto, Ontario, Canada has a 100% interest in 1,413 hectares held under patented mining claims (1,036 hectares), 21-year mining leases (361 hectares) and one staked (unpatented) mining claim (16 hectares). Falconbridge has a 50% beneficial interest in the remaining 628 hectares of patented mining claims, the remaining 50% interest being held by Inco on the "Canhorn" ground. The Footwall Property is comprised of 1,601 hectares of patented mining claims held 100% by Falconbridge. Aurora's interest in the Footwall Property is mining rights only and, to the extent known, should avoid any potential environmental liability due to previous mining activity. Falconbridge retains the surface rights to the Footwall Property.

Under a letter agreement dated June 7, 2000 which was formalized by an option and joint venture agreement (the "Falconbridge Agreement") dated August 28, 2000 between Aurora and Falconbridge, Falconbridge granted Aurora an option to earn a 60% undivided interest in the Falconbridge Properties by expending a total of $6,000,000 on exploration over three years, of which $1,000,000 is to be incurred in the first year, $2,000,000 in the second year and $3,000,000 in the third year. Aurora has the right to accelerate expenditures to exercise the option sooner. If Aurora fails to make the expenditures, it may pay the difference to Falconbridge within 45 days of the end of the period required for making the expenditures. Aurora is the operator of the Foy Property during the option period. Expenditures made by Falconbridge, as operator of the Footwall Property during the option period, which exceed the expenditures contemplated by the program by more than 10% will be funded solely by Falconbridge. Exploration programs and budgets for the Falconbridge Properties are determined by management committee.

Upon Aurora earning a 60% interest, a joint venture will be formed between the parties. If the results of exploration warrant further development and exploration, the parties may enter into a development and operating agreement. If either party becomes the owner of a 100% interest in the Falconbridge Properties, the 100% owner shall pay to the other party a 5% net proceeds of production royalty from commercial production. Each party has right of first refusal to acquire the other party's interest. The joint venture will provide that Aurora and Falconbridge must contribute to exploration and development costs on a pro rata basis. In addition, Falconbridge will have the option, provided that Falconbridge has at least a 40% interest in the Falconbridge Properties, to increase its working interest in any specific project by 10% by funding a feasibility study and will have the option, provided that Falconbridge has at least a 50% interest in the Property upon commencement of the construction stage, to earn an additional 20% in the specific project by providing 100% of the funds required to place a deposit into production. Falconbridge will then be entitled to recover 100% of mine construction costs from 90% of net cash flow from a mine. The remaining 10% shall be shared 70% by Falconbridge and 30% by Aurora.

Within the three-year option period, Falconbridge has the right to purchase (the "Falconbridge Share Option") by way of private placement up to 500,000 common shares of Aurora at a price equal to the closing price of the shares of Aurora for the 10 trading days prior to Falconbridge's notice to purchase the shares.

To March 31, 2002, a total of $1,956,790 and $1,480,788 have been expended on the Foy and Footwall properties respectively.

ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTUCTURE AND PHYSIOGRAPHY

The Sudbury area is typical of the southern Canadian Shield with moderate yet rugged relief and with an elevation above sea level between 350 m to 450 m. The area is forested mainly with pine, spruce, birch, poplar and alder. Swampy lower-lying areas alternate with hummocky rock outcrops forming the higher ground to give a very irregular topography. Small lakes and rivers trending mainly north-northwest due to the structural trends are also influenced by the southwest oriented Pleistocene glacial trends to form a complex, immature drainage pattern.

The Foy Property is located on a southward sloping plateau dissected by small streams, ponds and muskeg-filled depressions created by the Pleistocene glacial erosion. Relief is not great, but the topography is locally rugged. The main creeks may contain rapids, with their trends being controlled by glacial features and by faults (e.g. Sandcherry Creek). Vegetation is sparse in rocky upland areas, where birch, poplar and jackpine predominate.

Before mine development, the land surface in the vicinity of the Footwall Property was a flat glacial plain of sand and gravel marked by kettle holes up to 400 m in diameter. The glacial drift consisted of coarse gravel and sand with occasional boulders and covered the area to a depth of up to 75 m. Currently, the Falconbridge smelter, gravel pits and associated infrastructure are present in the area. There are limited amounts of small shrubs and trees in the Footwall Property area due to the effects of earlier smelting activities however, the area is being reforested by an on-going planting program.

Access to the Foy Property is limited to seasonal logging roads and ATV trails. The eastern part of the Project area is accessed by driving north from Sudbury on Highway 69N (Regional Road 80) through the towns of Val Caron, Val Therese, and Valley East to the Nelson Lake Road turn off. Travel north for 6.5 km along this serviced road to Pigeon Lake Road, a non-serviced gravel road that runs north between Nelson Lake and Joe Lake. The centre of the Property lies about 18 km up Pigeon Lake Road, near where the road intersects the Ontario Hydro line. Internal parts of the Property are best accessed by a rugged ATV trail that runs easterly along the trace of the offset dyke, between the hydro line, to the east, and the Nickel Offset Mine Road, located 7.0 km to the west.

From the eastern end of Sudbury, the Falconbridge Highway (Regional Road 86) extends northeast from Highway 17 through the town of Garson and then through the town of Falconbridge to the Footwall Property. Access on the eastern and southern portions of the Property is via the road network surrounding the Falconbridge Smelter Complex. The northeastern part of the Property is accessible via numerous unmaintained gravel roads heading towards Wanapitei Lake from the smelter complex. The western portion of the Property is bisected by Hwy. 541A.

Sudbury, with a population of over 160,000 is the largest metropolitan centre in Northern Ontario. It has a full service airport with regular service to Toronto and other major Ontario centres. Access to the mineral properties is by road, as a well-developed road network exists throughout the Regional Municipality.

The community has its roots in nickel mining, with Falconbridge Limited and Inco Limited, until recently, being the main employers in the region following the discovery of nickel over a century ago. A major diversification plan for the region, instituted twenty years ago has resulted in Sudbury's emergence as a major centre for tourism, education, business and government. A wide array of retail and financial services serve the community and employ over half the workforce. The Sudbury area is particularly well equipped to service the mining sector.

The climate is temperate being characterized by cold winters and warm summers. Temperatures generally range from minus 20 Celsius to plus 20 Celsius with extremes to minus 30 Celsius to plus 30 Celsius Geological mapping, trenching and geochemical activities are restricted to the summer months. Claim staking, line cutting, geophysics and drilling can be carried out year long with the exception of fall freeze-up and spring break-up.

HISTORY

The Sudbury Mining Camp is one of the most prolific in the world. The Sudbury orebodies are host to one of the largest repositories of nickel and copper and are still mined to this day after a 125-year mining history. Production of 770 million tons of ore yielding 19 billion pounds of copper and 19 billion pounds of nickel is estimated from 1890 to 1992 at an average grade of 1.24% copper and 1.24% nickel.

Mining and mineral exploration in the Sudbury area has a long and colourful history dating back to the 1850's, when the first published report in 1857 indicated nickel-copper (Ni-Cu) mineralization at the site of what became the Murray Mine. The discovery that eventually sparked the interest in Sudbury was made by T. Flanagan in 1883. Initially the ores were considered to be of value for their copper content however, in 1887 their nickel content was recognized. At that time the nickel market was very limited but, by 1891 the use of nickel for armaments was being developed and by 1915 Sudbury was providing 80% of the worlds nickel. By 1928, the two main nickel-copper producers in the Sudbury area were the International Nickel Company and the Mond Nickel Company. Also in 1928 Falconbridge Nickel Mines, Limited was formed to develop the Falconbridge orebody and to erect a smelter to treat the ore. In 1929, the International Nickel Company and the Mond Nickel Company merged to form the International Nickel Company of Canada Limited, which became INCO Limited in 1976. In 1982, Falconbridge Nickel Mines Limited became Falconbridge Limited.

There are currently 14 operating mines in the Sudbury area. Inco Limited operates the Lower Coleman and McCreedy East mines on the North Range and the Creighton, Gertrude, Copper Cliff North and South, Frood, Stobie and Garson mines on the South Range. Falconbridge Limited operates the Strathcona, Fraser and Craig mines on the North Range and the Lockerby and Lindsley mines on the South Range.

Footwall Property

The exploration history of the Footwall Property dates to 1901, when Thomas A. Edison was testing magnetic/ electromagnetic equipment on targets in the area. One of his test pits was stopped just short of one of the widest portions of the Falconbridge orebody. In 1916, the E.J. Longyear Company of Minneapolis, Minnesota discovered the Falconbridge and East deposits by diamond drilling. Falconbridge Nickel Mines Limited, a subsidiary of Ventures Limited, was incorporated on August 28, 1928 to develop the Longyear properties. The Falconbridge Mine was brought into production in 1929 and subsequently the East deposit was explored by drifts driven from the Falconbridge Mine. Later a production shaft was sunk at the East deposit and production commenced in 1951. The Falconbridge and East mines border the Footwall Property to the north. The Falconbridge Mine was shut down in 1983 due to a collapse from unstable ground conditions after production of 33,065,837 tonnes grading 1.58% nickel and 0.89% copper. The East Mine was closed in 1990 after production of 8,722,583 tonnes grading 1.15% nickel and 0.76% copper.

The Garson Mine, located about 4.5 km southwest of the Falconbridge Mine just west of the Footwall Property boundary, was discovered by John Thomas Cryderman in 1891. Ten years later, it was purchased by Dr. Ludwig Mond and mining operations commenced at the Mond Nickel Company's Garson Mine in 1907. The Garson Mine became an INCO Limited mine with the 1929 merger and it operated until 1986 when it was closed due to unstable ground conditions. It was reopened in 1994 and continues production.

Due to the presence of these mines at the southeast corner of the SIC there has been a long procession of companies acquiring and exploring properties in Garson and Falconbridge townships peripheral to the Falconbridge claims that make up the Footwall Property. Both Falconbridge Limited and INCO Limited and predecessor companies have also, from time to time, carried out exploration in this area.

Underground development along the SIC in the 1940's and 1950's from the Falconbridge Mine

extended up to 650 m on to the western part of the Property at the 1750, 2660 and 4025 foot levels. A total of 11,353 m of drilling, two airborne surveys and an AMT survey have been completed from 1916 to the time of the Option. The Eastern part of the Property has received limited diamond drilling of 555 m from 1916 to the time of the Option.

Foy Property

Nickel mineralization at the Nickel Offsets Mine was discovered near the end of the 19th century. The Nickel Offsets Mine is not held by Falconbridge nor is it subject to the Option Agreement. Since it is located along the Foy Offset Dyke to the west of the main Foy claim group, it is of significance as an adjacent property.

In 1938, Nickel Offsets, Limited carried out geophysical surveys and diamond drilling and outlined some 360,000 tons of Ni-Cu mineralization on the Foy Offset dyke in central Foy Township. Two vertical, three compartment shafts, about 3,000 ft apart, were sunk to 1,599 ft (484.5 m) and 1,106 ft (335 m) with lateral development on four levels at each shaft. In 1943, 10,390 tons was shipped to the Copper Cliff smelter of the International Nickel Company of Canada, Limited. A concentrator of 300 tons per day capacity was put into production in 1953 and there was additional underground development. Between 1953 and 1957, 208,551 tons of ore at a recovered grade of 1.09% Ni and 0.80% Cu were produced.

Subsequently, both Falconbridge and INCO have carried out various programs of exploration in the area of and along the Foy Offset dyke. Work has consisted mainly of surface mapping and prospecting, geophysical surveys and diamond drilling. A significant mineral deposit on Mining Location WD 150 named Nickel Lake is located east of the subject claims on ground held by INCO Limited.

By 1987, United Reef Petroleum Limited (50%) and Canhorn Mining Corp. (50%) (Canhorn Option) held 60 patented claims that now comprise most of the claim group. In 1987 and 1988, United Reef carried out an exploration program over the claims consisting of line-cutting, magnetometer, VLF electromagnetic (EM), and detailed induced polarization (IP) surveys, geological mapping and two phases of drilling in 63 holes totaling 35,055 feet (10,622.7 m). Eleven mineralized zones of interest were outlined by this work.

In 1989, 55 patented claims of the United Reef Petroleums Ltd. - Canhorn Mining Corp. (Canhorn Option) were optioned to INCO Limited. INCO carried out three-dimensional modeling of the dyke from the old mine records, selective geological mapping, shallow drilling and the drilling of three deep holes followed by borehole geophysics in 1990. Drilling totaling 17,195 ft (5,210.6 m) in six holes. Significant sulphide concentrations were not encountered but a UTEM borehole survey was recommended. During the 1991 field season, the area between the old No. 1 and No. 2 shafts of the Nickel Offsets Mine was mapped in detail. Four drill holes in the No. 2 shaft area totaling 11,786 ft (3,571.5 m) were completed with no significant intersections. UTEM surveys of the boreholes failed to indicate any conductors of note. No further work was recommended.

In 1948, Falconbridge drilled some shallow, small diameter holes within the area of the Wisner Zone. In 1971, six deeper holes were drilled in the same area as the shallow hole with only minor sulphides of no significance encountered. Magnetometer and IP surveys were conducted in the Foster Lake area by Falconbridge in 1970.

The Dollard claim group is located in the extreme northwest corner of Foy Township along the extension of the Foy Offset Dyke. Prior to 1950, there was surface exploration consisting of trenching, pitting, sampling and geological and geophysical surveys. The Property was optioned by Falconbridge in 1952 and over the next 19 years, they carried out various programs of line-cutting, geological and geophysical surveys and diamond drilling. In 1971, Falconbridge purchased the Property, which forms part of the optioned ground (the "Northwest Foy").

GEOLOGICAL SETTING

Regional Geology

The Sudbury area is located in the southern part of the Canadian Shield with dominantly Archean units to the north and Proterozoic units to the west, east and south. Within this boundary area is located the Sudbury Basin. The Sudbury Basin is bounded to the north by older, footwall basement Archean rocks, comprised predominantly of felsic plutons and gneisses, with lesser amounts of greenstone, which date at about 2,700 Ma (million years ago). Late Archean tectonometamorphism (2,640 Ma) produced the Levack Gneiss Complex and the associated anatectic granitoid rocks. The area was then intruded by the northwest trending Matachewan dyke swarm at about 2,450 Ma. Gabbroic intrusions southwest and west of the Sudbury Structure (the East Bull Lake and Shakespeare-Dunlop Intrusions) are believed to be cogenetic with the lowermost volcanics of the Huronian Supergroup and are dated at about 2,490 - 2,450 million years.

Huronian Proterozoic sedimentation and volcanism continued to about 2,200 Ma, largely to the south and east of the Sudbury area. The sediments were derived from the Archean superior Province to the north. All of the rocks were intruded by the extensive Nipissing Diabase sill-dyke system about 2,200 Ma. The Sudbury Impact Event, which is dated at 1850 Ma, affected a large area both inside and outside the current limits of the Sudbury Basin. Estimates of the original diameter of the impact structure range from 150 to 225 km. The current Sudbury Basin is a 60 km by 27 km oval-shaped basin, within the larger Sudbury Structure. The Sudbury Structure is comprised of three principal components as follows:

1) An outer zone up to 80 km wide consisting of fractured and locally brecciated and partially melted Archean and Proterozoic rocks which have been shock deformed by the impact and also intruded by offset dykes coeval with the formation of the Sudbury Igneous Complex (SIC).
2) The SIC, an intrusion or melt sheet, which is now exposed in the form of an elliptical collar around the Sudbury Basin. The SIC is divided geographically into a North Range, South Range and East Range.
3) The Whitewater Group of sediments comprised of the Onaping, Onwatin and Chelmsford Formations, which filled the impact crater. The Onaping formation is now commonly ascribed to fallback breccia derived from the impact event. The overlying Onwatin Formation is mainly argillite and siltstone, while the Chelmsford Formation is comprised largely of distal turbidites.

The impact resulted in the formation of a radial and concentric pattern of offset dykes and zones of pseudotachylyte within the surrounding Archean and Proterozoic rocks. Pseudotachylyte is a two-component rock formed by purely dynamic means under conditions of high rates of strain. It is comprised of mineral and rock fragments derived predominantly from wallrocks, set within a typically dark, microcrystalline to fine grained matrix, generated by grinding and frictional melting.

The Archean and Proterozoic rocks surrounding the basin have also been intruded by SIC related "quartz diorite" or "offset dykes. Two major varieties of these dykes have been recognized: radial and concentric. The radial dykes appear to stem from the norite and/or sublayer and extend into the footwall rocks in a radial pattern with respect to the SIC. The concentric dykes may be related to ring faults and may either be connected to the norite/sublayer or represent accumulations of melt rock associated with pseudotachylyte formation.

The Sudbury Igneous Complex (SIC) has been variously interpreted either as an endogenic intrusion, a melt sheet formed by meteorite impact, or a combination of the two. Current thinking generally favors a melt sheet origin for this igneous body. The SIC is exposed as an oval-shaped collar around the Sudbury Basin. Dips on the North Range average 35° south, while the South Range dips steeply to

the north and is locally overturned with south dips. On the East Range, dips are steep to the west.

The SIC consists of four main units, which are, from bottom to top: the contact sublayer (a discontinuous mineralized, xenolith-bearing norite); norite; quartz gabbro; and granophyre. The contact sublayer at the base of the SIC occupies kilometre scale radial depressions, referred to as embayment structures. Ni-Cu deposits are localized within these structures in smaller sub-horizontal structures called terraces. Footwall breccia (also known as Late Granite Breccia or Anatexite), a xenolith-bearing metamorphic to igneous-textured breccia, underlies the contact sublayer discontinuously, predominantly along the North and East Ranges. The Footwall breccia commonly contains Ni-Cu sulphide mineralization, which probably represents leakage from the contact sublayer. The Sudbury Breccia, an unmetamorphosed breccia, can occur from the contact with the SIC up to several tens of kilometres from the SIC and is of significance as a host for Ni-Cu mineralization proximal to the SIC contact.

After its formation the Sudbury Structure was affected by the Penokean orogeny, variously dated at between 1,700-1,900 Ma. Northwesterly directed thrusting during this orogenic event is believed to be responsible for northwest southeast directed shortening of the SIC and Sudbury Basin, contributing to its current elliptical shape.

Property Geology

Footwall Property

The footwall rocks on the Property are dominantly Huronian metasediments and metavolcanics (quartzite, pebbly sandstone, conglomerate and basalt). The quartzite and pebbly sandstone are white to greenish grey, fine to medium grained and vary from massive to cross-bedded. When the bedding is preserved, tops predominately face south and southeast, and are locally folded about an easterly plunging axis. Basalt is massive to weakly foliated, commonly fine grained and amygdaloidal, with up to 25% amygdules and traces of sulphide mineralization. Locally both pillowed and flow brecciated units are preserved, identified in core. In rare sections flow brecciated basalt units were noted to grade into the conglomeratic sediment units. Alteration is minimal throughout most of the area, with basalt altered to chlorite and rare carbonate in places.

A 5 km long and 1 km wide Sudbury Breccia belt was mapped in the footwall of the Property. This breccia belt is oriented northeasterly, sub-parallel to the SIC, and is composed of up to 25% Sudbury Breccia matrix surrounding quartzite fragments and local conglomerate, basalt and gabbro fragments. Sudbury Breccia was also observed as fine veinlets crosscutting the sediments. The Sudbury Breccia matrix is fine grained, light grey and poorly mineralized with traces of pyrite and local chalcopyrite. Trace amounts of pyrrhotite, chalcopyrite and pyrite were observed in Sudbury Breccia, basaltic volcanics and sediments.

On the western side of the Property, the contact between the basaltic footwall and the SIC is often strongly deformed, now represented by a mylonitic zone several metres wide. Oriented easterly, the mylonitic zone has a left lateral sense of movement. In the northern portion of this part of the Property, the SIC includes norite and transition zone rocks, cut by late aphanitic dykes. The norite is massive, medium to coarse grained and quartz rich. The southern part of this block is covered by thick glacio-fluvial sand (6-60 m) underlain by Huronian mafic volcanics and sediments. The east trending Garson Fault transects this area.

Foy Property

The Foy Offset Dyke is the largest of all known radial offset dykes. Emanating from the base of the eruptive, a region referred to as the "mouth," along a west-northwest trajectory, it extends for upwards of 28 km as far as Tyrone Township, and possibly beyond. The mouth of the Foy is located in south-central Bowell Twp, between Roland Lake and the northern tip of Nelson Lake. At this location the

dyke is approximately 400 m wide, but narrows to 210 m at Nickel Lake, about 1.5 km to the northwest. Further west, within the JV Property, dyke width typically fluctuates between 150 m and 250 m, and ultimately narrows to about 75 m within the NW Foy claim group. The description presented herein pertains only to those sections of the dyke that lie within the confines of the Property.

At Nickel Lake the core of the dyke is essentially a fine to medium grained inclusion bearing quartz diorite, exhibiting a distinct magmatic textured matrix hosting 30-40% inclusions of predominantly fine grain to very fine grain mafic (diabase/amphibolite) and fine grain to medium grain diorite, gabbro and amphibolite, with lesser fine grain, massive feldspathic (plagioclase-rich) inclusions. Inclusions are typically less than 6 cm, subrounded to rounded with weakly corroded and disaggregated borders against the host quartz diorite. The magnetic character of the rock is due to its pyrrhotite content and the abundance of magnetic diabase inclusions.

To date, most of the field work has been concentrated within the area from the Wisner Zone to the western extent of the Property. In this section the dyke consists of three distinctive types of quartz diorite: marginal A, marginal B, and inclusion bearing. The first intrusive pulse of material giving rise to the Foy Offset Dyke consists of a nonmagnetic, marginal A quartz diorite. When present, the marginal phase always lies in contact with local country rock. Noticeably inclusion deficient, and distinctly magmatic, it hosts a well-defined medium grain to fine grain granophyric texture characterized by 3-7% acicular amphiboles (up to 8 mm in length), with lesser medium grain biotite and nil to trace fine grain to medium grain disseminated pyrite. Marginal B quartz diorite intruded marginal A, as determined by the presence of marginal A inclusions within marginal B rocks. Marginal B rocks exhibit a medium grain to coarse grain granophyric texture, +/- a well-developed spherulitic texture consisting of 10-20% spherulite-like clots (3-12 mm) characterized by randomly oriented to poorly radiated feldspar laths (+/- amphiboles). It is predominantly inclusion poor with nil to sporadic granitoid and mafic inclusions in the 5-10 mm diameter range.

The central inclusion-bearing phase accounts for greater than 95% of the dyke, and it is in this phase that all of the significant sulphide mineralization has been found. Rare inclusions (3-20 cm) of pinkish grey, marginal, granophyric, quartz diorite (contact phase) have been observed within the outer contact zone of the inclusion-bearing phase. This represents marginal phase material that has been ripped-away as a result of the latest intrusive event. Marginal-type inclusions were only found within 1m of the marginal/inclusion bearing contact.

Wisner Zone dyke rocks are fine grain to medium grain inclusion bearing quartz diorite, typically medium-grey (mottled), characterized by 10-40%, locally up to 70-80%, predominantly granitoid/feldspathic inclusions (few mm's to 1.70 m) with subordinate mafic (diabase, meta-volcanic) and gneissic/migmatitic material and rare/sporadic ultramafic inclusions (pyroxenite, anorthosite). Although inclusions up to 200 m have been observed, the typical size range is from 0.5-3.0 cm to 5.0 m. This unit ranges from non-magnetic to moderately and strongly magnetic (sporadically), reflecting the typically non-magnetic nature of the quartz diorite groundmass and the variable magnetic character of the inclusions.

The Foy Offset intrudes Archean granitoid country rocks consisting of granite, granodiorite to hornblende granodiorite, migmatitic hornblende (biotite) gneiss, hornblende gneiss diabase. The abundance of diabase dykes that appear to strike parallel to subparallel to the offset, along its northern and southern margins, suggests that the Foy Offset Dyke intruded a previously reactivated structure.

Four northwest striking regional faults cut the Offset Dyke. From East to West they are: Rand Creek Fault (horizontal displacement of ~220 m), Wingekisinaw River Fault (horizontal displacement of ~650 m), Bear Lake Fault (horizontal displacement of ~200 m), and Sandcherry Fault (horizontal displacement of ~700 m). It has long been known that changes in dyke geometry represent areas favourable for the anomalous concentration of sulphides. Recognizing such features is one of the primary objectives of both the field mapping and diamond drilling programs.

EXPLORATION

Footwall Property

Geological Mapping and Lithogeochemical Sampling

A geological mapping and lithogeochemical sampling program was completed in the summer and fall of 2000. A 5 km long by 200 m wide belt of Sudbury Breccia strikes northeast within quartzite in the footwall approximately 1 to 1.4 km south of the sedimentary rocks of the SIC contact. A west trending mylonite zone, possibly an extension of the main shear hosting the Falconbridge ore zone lies at the contact of the felsic norite and the basalt on the western end of the Property.

In 2001, a structural mapping program was conducted over 40.9 line km on ground covering both the footwall of the Falconbridge and East mines and the SIC footwall contact to the west of the mine area. Projection and follow-up of the major structures mapped underground faces a major challenge of heavy gravel and swamp cover throughout much of this area. The results thus far are as follows:

Falconbridge Main Fault: is covered to the west for a distance of 1.5 km. The closest outcrops to its western trace are dominated by northeast-southwest striking steep south dipping 1-5 m shears, rather than an easterly structure. At the eastern end, a 2 m wide fault that may correlate with the Falconbridge Main Fault system was found in the vicinity of #1 shaft. It has only scattered traces of sulphides and is dominated by right lateral normal movement.

No 1 Flat Fault: An exposed 1-3 m wide fault zone was found at 2.5 km northwest of the deposit. This is a barren structure with right lateral normal shear sense. No exposure was found in the footwall to the SIC.

Bailey Corners Fault: A major structure >100 m wide, was found 4 km to the northwest of the SIC contact and represents the southern limit of the South Range Deformation zone in this area. The continuation of this structure into the footwall of the SIC could not be found.

Other underground structures could not be detected on surface. The northwest striking oblique faults mapped underground in Falconbridge and East Mine (some of which were copper mineralized) do not appear to cross within the 1-km wide Sudbury Breccia belt. It is possible that these faults may merge with a projection of the Garson Fault if it continues through the swamp separating this belt from the Falconbridge Mine contact horizon. A drill hole database and mine level data for the Falconbridge and East mines were incorporated into a GEMCOM model by Falconbridge, to aid in exploration targeting. Deformation within the Huronian sediments (quartzites and conglomerates of the Mississagi Formation) in the footwall to the SIC is dominated by steeply plunging fold closures with easterly axial planar foliation.

Geophysical Surveys

A helicopter-borne geophysical survey was conducted over the Footwall Property by AeroQuest Limited from November 28 to November 29, 2000. The lines were oriented northerly at a spacing of 100 m for a total of 233.7 line km of survey. Results of the survey indicate a magnetic feature below the overburden area adjacent to the Sudbury Breccia parallel to the SIC along a northeast structure.

Several significant airborne EM conductors were also outlined by the airborne survey. One of these conductors may represent the western extension of the East deposit.

Two ground UTEM surveys were conducted by Lamontagne Geophysics Ltd. to further define the airborne anomalies. One survey directly over the footwall of the Falconbridge and East mines (the "East Grid" totaling 78.1 line km) and the other on the western part of the Property (the "West Grid" totaling 39.3 km) was undertaken for a total of 117.4 line km.

A BH (borehole) UTEM 4 survey was carried out by Lamontagne Geophysics. A total of six holes were

drilled as a geophysical platform and surveyed as a follow-up to the UTEM surface survey conducted earlier. The purpose of the survey was to identify conductive areas in the vicinity of the drill holes. Significant UTEM anomalies were reported from drill holes F-288, F-290, F-291, and F-292. Interpretation suggests that one possible source for these anomalies is: a steeply dipping contact body of large dimension north and northeast of the holes extending to greater than 1,500 m indicating great downdip extent.

EXPLORATION

Foy Property

Geological Mapping and Lithogeochemical Sampling

Geological mapping began in August, 2000 on the Foy Main grid, simultaneously with an aggressive Beep Mat assisted prospecting program. The mapping program continued until September, 2000 and resumed the next field season with completion in October, 2001. The Foy Offset Dyke was traced through the Property intruding granite and granodiorite. In all, 206 channel samples and 120 grab samples have been taken from the Foy Main Property. Of these, 173 channel samples, and 50 grab samples were submitted for analyses. A compilation of all historical drill data was initiated in 2001 in the Crazy Creek area, located approximately 2 km to the west of the Wisner Zone on Canhorn ground.

Geological mapping was carried out in July, 2000 on the Foy Footwall grid. Local supracrustal geology consists predominantly of Archean granites/granodiorites, with lesser migmatitic granites and footwall breccia. Several extensive Sudbury Breccia zones were delineated, the most prominent of which lies within a gully extending northwest from the SIC contact in the vicinity of an embayment or a possible failed offset dyke. This breccia zone corresponds to a distinct magnetic anomaly modelled by Falconbridge Ltd. that may be an indication of a buried embayment of the SIC.

Blebs of chalcopyrite were observed within the matrix of the Sudbury Breccia at the southern most region of the grid. An historic showing of massive and disseminated sulphides (pyrrhotite and chalcopyrite) occurs within a restricted package of footwall breccia that lies within the base of the gully. In late August 2001, Beep Mat assisted prospecting was conducted within several areas of interest, including the entire SIC contact zone.

In 2001, Beep Mat assisted prospecting was initiated on Mining Location WD-38. Hand stripping and high pressure washing activities began on three significant sulphide showings located along the SIC contact and surface geological mapping was conducted.

Geophysical Surveys

A Beep Mat assisted prospecting program, a survey never before conducted on the Foy Dyke was initiated in conjunction with traditional prospecting activities in July, 2000. A Beep Mat EM response was excavated on the ATV trail, about 1 km west of Foster Lake, exposing a flat lying, massive sulphide showing lying beneath 1 m of boulder and sand till. Prospecting activities were subsequently concentrated within this area, leading to the delineation of a 1000 m long (E-W) by 200 m wide section of the Offset Dyke that contains several new semi-massive to massive sulphide occurrences. In 2001, Beep Mat assisted prospecting resumed on the Foy main grid where a further 23 km of the grid was prospected.

In October, 2000, the Wisner Zone exploration grid was extended to the south, and additional grid lines were cut at 25 m spacings (20 km). In late October, JVX Ltd. was contracted to carry out 24 line km of ground geophysical surveys (magnetometer, Max-Min) over this area. Results of the program were inconclusive

From November 11 to November 29, 2000, AeroQuest Limited conducted a combined Time Domain Electromagnetic(Aerotem) and Magnetometer helicopter survey over the Foy Project (100% Falconbridge ground and 50% Falconbridge - 50% Inco ground). The survey was flown over the

Wisner Zone and the Foy Footwall grid at 50 m spacing, and the rest of the Property at 100 m line spacing. Approximate survey line km for the various properties are as follows: Foy Footwall - 60 km; Foy Main area - 296 km.

A further 95 line km of north-south trending Aerotem survey was flown over the Northwest Foy Property in northwest Foy and Tyrone townships on November 28 and 29, 2000. A grouping of three Aerotem anomalies corresponds to the Foy offset dyke in the area. Reconnaissance work has failed to provide an explanation for the anomalies, as they directly overly barren hangingwall country rock. No work has ever been done in this area before, and these anomalies have never been investigated.

On June 25, 2001, Fugro Airborne Surveys flew an electromagnetic (MEGATEM) and magnetic survey over a selective area of the Foy JV Project (518 line km). The survey was flown along 100 m spaced north-south lines at an elevation of 120 m. The survey delineated several deep electromagnetic conductors not outlined in the Aerotem survey at Nickel Lake and the Wisner Zone.

Trenching

In late July, 2000, the initial massive sulphide Beep Mat showing in the Wisner Zone was blasted, uncovering semi-massive to massive pyrrhotite, chalcopyrite, pentlandite, pyrite, and magnetite mineralization. Excavation activities, including outcrop stripping and power washing, within the Wisner Zone were carried out in September, 2000, once all showings from Beep Mat prospecting was completed for the season. A total of 5000 square metres of excavations were completed on seven separate areas. In addition, the ATV trail was upgraded, enabling truck access to the main showing area. This program was followed by detailed outcrop mapping of the trenches (1:100 scale) and oriented channel sampling. Outcrops hosting areas of intense oxidization (gossan up to 1 m thick) were drilled (plugger) and blasted, in order to expose fresh sulphide for sampling.

MINERALIZATION

Exploration is focused on the deposit types most typical of the Sudbury Mining Camp. Magmatic nickel-copper-PGM sulphide deposits are generally found at the contact of the SIC (Contact deposits), associated with offset dykes (Offset Dyke deposits), along major faults (Fault-related deposits) and within the footwall (Footwall deposits).

Footwall Property

No mineralization of significance has been reported by Falconbridge from the current drill program on the Footwall Property. Historical mine records are currently being reviewed to ascertain the potential for extensions of the Falconbridge East Mine deposits and the Falconbridge West zone, an area of mineralization encountered 50 m west of the Falconbridge Mine on to the Footwall Property. Known mine workings exist on the Property and a 75 m safety buffer has been established to protect diamond drill contactors from hydrostatically overpressured flooded mine workings. The adjoining Cryderman, Cryderman Central and Cryderman East deposits held by Inco have potential to plunge on to the Footwall Property at depth as well.

A Beep Mat prospecting survey was carried out on 40.9 line km of grid in Falconbridge Township and on several square kilometres of un-gridded area The goal was to define footwall copper targets and contact Ni-Cu targets by integrating the main structures into a concise model. This includes projection to surface of the main faults mapped underground in Falconbridge and East Mine, defining their occurrence on surface, (and their potential to host mineralization), as well as carrying out a final thorough prospecting and sampling program for all occurrences of chalcopyrite mineralization within the footwall.

Detailed Beep Mat coverage of the grid found several new copper occurrences in the footwall package. A total of 26 samples were taken, and these are largely represented by blebby disseminated and fine veinlet chalcopyrite±pyrrhotite±pyrite, forming local patches within Sudbury Breccia through

conglomerate, quartzite and basalt. Of 86 samples taken, only one returned copper values greater than 1% (1.31% from a 10 cm chip sample).

Foy Property

Mineralization occurs as pods, lenses and veins of massive and semi-massive sulphide minerals, mainly pyrrhotite, pentlandite and chalcopyrite in localized areas of the Foy Offset Dyke. The Wisner Zone is a 1 km section of the Foy Offset Dyke containing anomalous sulphide mineralization in outcrop, primarily on the upper surface of country rock protrusions within the hangingwall of the offset dike. A similar relationship exists in the Nickel Lake Zone, which was discovered by drilling of an electromagnetic conductor at depth, down dip from the INCO Limited WD 150 deposit. Small, surface gossans (10 m by 10 m area) in the WD-38 Zone consist of inclusion quartz diorite with a sulphide matrix in sublayer rocks at the contact with late granite breccia.

DRILLING

Footwall Property

Seven diamond drill holes totaling 8,498m have been drilled in the footwall of the SIC, testing for Cu-Ni-PGM mineralization. Four holes – F-288, (F-289 was abandoned due to significant hole deviation), F-290, F-291 and F-292 were drilled to test the immediate footwall of the Falconbridge and East mines for economic Cu-Ni-PGM mineralization in the footwall, and to serve as geophysical platforms forUTEM 4 surveys along a 1,200 m strike length. These holes did not intersect significant economic mineralization; although several small discontinuous zones of up to 3-5 % fracture-controlled and disseminated pyrrhotite and chalcopyrite mineralization occur in association with a conglomeratic unit of the Mississagi Fm. Hole F-288 was collared in the footwall of Inco's East Cryderman Zone to test for economic Cu-Ni-PGM mineralization. This hole did not intersect significant economic mineralization, although several small discontinuous zones of up to 5% fracture-controlled and disseminated pyrrhotite and chalcopyrite mineralization occurs in association with a conglomeratic unit of the Mississagi Fm, and a deformed gabbroic body interlayered with Huronian meta-volcanic basalts. Two additional holes, F-286 and F-287, were collared south of the SIC contact to test the lineal magnetic feature parallel to the SIC contact. Neither intersected any significant mineralization.

A total of 290 assay samples were take from drill core recovered during the Footwall Project. Two samples from hole F-290 are the most notable where 590 ppb palladium (Pd) and 760 ppb gold (Au) over a 71 cm interval, and 830 ppb Pd and 3170 ppb Au over an 86 cm interval from 813.10-814.67 m were encountered. Mineralization in these two samples is characterized by stringer to veinlet pyrrhotite-chalcopyrite (po-cpy) that locally coalesces to form small zones of sulphides replacing basalt. Two samples from hole F-288 returned 1420 ppb platinum-palladium (Pt-Pd) from 774.1 to 775.1 m from a 1 m interval of chloritized sediment adjacent to a talc altered mafic unit and a 1.5 m interval from 1399.5-1401 m, of weakly mineralized gabbro returned 970 ppb Au. Mineralization in the gabbro is characterized by 1-2% blebby disseminated chalcopyrite.

Limited shallow drilling by Falconbridge to the west of the Falconbridge Mine has reported several off-hole anomalies. Very little exploration has been conducted on strike to the west. Past Falconbridge drill holes G-13, G-22A and G-24 all have off-hole responses with PEM surveys. Hole G-13 @ 325m down hole has a high quality off-hole response. This hole was drilled to test the western extension of the SIC contact from the Falconbridge Mine along 2 km of strike length. There are eight other holes (G-14 to 17, G-19, G-26, G-27 and G-20) in this area that have not been tested with downhole geophysical methods. Only two of these holes (G-19 and G-20) have been drilled to intersect the contact deeper than 600 m.

Previous shallow drilling by Falconbridge in five short drill holes (G-01, 02, 22A, 23 and 24) adjacent to the easterly trending Garson Fault, an important controlling structure in the Garson Mine, intersected the fault in the footwall at depths less than 300 m. Single component borehole logging of surrounding holes indicates weak off-hole conductors associated with the main fault. Hole G-22A @ 250 m down

hole has a weak off-hole response. This hole was drilled to test the east extension of the Garson Fault on Falconbridge ground and a coincident magnetic anomaly. Hole G-24 from 280-380 m down hole has a weak off-hole response. This hole was drilled to test the East extension of the Garson Fault on Falconbridge ground and a coincident magnetic anomaly as well.

DRILLING

Foy Property

Twenty-four drill holes totalling 9,310 m have been drilled on the Foy Property from November, 2000 to November, 2001. Of these, 15 holes were drilled on the Foy Main Project area (8 holes within the Wisner Zone, 1 hole north of Foster Lake, 6 holes at Nickel Lake), 3 holes within the Foy Footwall Project area, and 6 holes on Mining Location WD-38. The 6 holes at Nickel Lake were collared on adjacent Inco property.

Significant sulphide intersections are reported for the Nickel Lake and Wisner Zone areas. Recent BH UTEM work defines a significant off hole conductor in association with intersected sulphide mineralization in DDH Ni-02. Subsequent drilling (Ni-03, Ni-03-01, Ni-03-02, Ni-04) confirmed the presence of substantial semi-massive to massive pyrrhotite-chalcopyrite-pyrite, and that the mineralization is localized along the upper surface of a hangingwall protrusion that projects across the Property boundary onto adjacent Inco property. Five of the seven holes drilled within the Wisner Zone intersected anomalous sulphide mineralization, of which all of the mineralization is restricted to the hanging wall of the dyke, typically in association with hangingwall protrusions.

Initial prospecting and mapping activities delineated the Wisner Zone, a one km section of the Dyke containing anomalous sulphide mineralization, including several surface showings of semi-massive to massive sulphide. A first phase diamond drill program to explore the potential of the Wisner Zone began in November, 2000 and continued until March, 2001. Initial holes DDH00-01, 04, 05, 06, 07, 08, 09 were drilled vertically to establish geophysical platforms for subsequent BH UTEM surveys. Drill holes 00-02 and 00-03 were abandoned due to bad ground.

During this time, two holes (Ni-01 and Ni-02) were also drilled under Nickel Lake to provide geophysical platforms in order to investigate, what was believed to be, a favourable geological setting for economic mineralization. Also DDH OF-01, on the north shore of Foster Lake was drilled to test a north trending magnetic anomaly but was forced to shutdown before intersection of the Foy Offset Dyke.

Lamontagne Geophysics Ltd. completed BH UTEM 4 surveys on 8 boreholes, six of which are located within the Wisner Zone (DDH-01, 04, 05, 06, 07, 08), and two at Nickel Lake (Ni-01, 02). The results of the surveys indicate that all the holes, except DDH-06, 07, 08, have significant electromagnetic anomalies, several of which, correlate with sulphide intersections.

Meanwhile, three holes (SG-01, SG-02, SG-03) were drilled on the Foy Footwall grid in order to investigate the anomalous magnetic high trend. Only intersections of variably magnetic granitoids and Sudbury Breccia are reported. Six drill holes (WD-01 to WD-06) were completed on the WD 38 Zone. Five of the holes were drilled to serve as a platform for borehole geophysics. The drill fences were placed down-dip of the three surface showings discovered by prospecting within Sublayer/Footwall Breccia along the SIC contact.

Drilling of DDH-09 on the Wisner Zone was carried out to undercut the initial Beep Mat discovery, to further delineate sulphide mineralization intersected in DDH-04, to probe the hangingwall of Foy Offset dyke at depth, and to provide a geophysical platform. DDH-10 was drilled to intersect a 12 channel MEGATEM airborne anomaly modelled to lie approximately 158 m below the surface, and to probe an historical massive sulphide zone intersected in DDH No. FB-87-63 by United Reef Petroleums Ltd. Sulphides were intersected over a 6.9 m interval, from 69.7 to 76.6 m at the contact between quartz diorite and a footwall protrusion of hangingwall gneiss.

Between September and November, 2001, four further holes were drilled under Nickel Lake (Ni-03, Ni-03-01, Ni-03-02, Ni-04). Ni-03, Ni-03-01 (down wedge), and Ni-03-02 (up wedge) were drilled in order to intersect an off-hole BH UTEM anomaly previously detected by the Ni-02 survey. All three holes intersected significant sulphide mineralization, with Ni-03-02 intersecting 6.4 m of semi-massive to massive pyrrhotite-chalcopyrite-pyrite from 497 m to 503.44 m adjacent to the Inco property boundary.

Ni-04 was drilled to test for the possible extension of the Ni-03-02 sulphide intersection back onto optioned ground, to provide geological information concerning the structural controls on the localization of the sulphides, and to provide a geophysical platform. A zone of semi-massive sulphide was intersected from 412 m to 416 m and awaits sampling and analysis. An in-hole response was found on Ni-03-02 and a nearby off-hole response on Ni-04 was interpreted at a depth of 400 m from BH UTEM surveys.

At Nickel Lake, the hangingwall portion of the dyke is extremely anomalous and represents a very attractive exploration target. The same association is present at the Wisner Zone where sulphides are localized along the upper surface of country rock protrusions within the hangingwall of the offset dyke. DDH-05 clearly shows this relationship. It was collared on Inco property into quartz diorite within a few metres of the dyke's northern contact, and at 48m intersected a 10m section of semi-massive, to locally massive, sulphide at the interface between the dyke and a ledge or protrusion of country rock migmatitic gneiss.

Table 1 and Table 2 show results from Nickel Lake and the Wisner Zone respectively.

Table 1 Weighted Average Results - Nickel Lake

Hole No.	Weighted average Interval	Pt (ppb)	Pd (ppb)	Cu (ppm)	Ni (ppm)
Ni-02	464 m-483.24m (19.24m)	289	315	4555	6587
Ni-02	471.3m-481.56m (10.26m)	381	422	6024	8504
Ni-02	477m-481.56m (4.56m)	550	641	9582	11552
Ni-03	481.45m-485.25m (3.8m)	287	593	2666	13536
Ni-03-01	472.3m-475.97m (3.67m)	340	369	3189	11592
Ni-03-01	473.83m-475.94m (2.14m)	438	497	3847	15496
Ni-03-02	497m-503.44m (6.44m)	36	39	1217	1037
Ni-04	412m-416m (4.00m)	N/A	N/A	N/A	N/A

Table 2 Weighted Average Results - Wisner Zone

Hole No.	Weighted average Interval	Pt (ppb)	Pd (ppb)	Cu (ppm)	Ni (ppm)
DDH-01	31.32m-31.56m (0.24m)	655	496	2420	22100
DDH-01	54.0m-54.23 (0.23m)	395	1420	48600	1730
DDH-01	165.67m-165.92m (0.25)	2080	780	4620	32500
DDH-01	302.32m-302.48m (0.16m)	2340	1255	59300	6450
DDH-04	223.34m-224.57m (1.23m)	1070	888	5080	19900
DDH-04	242.65m-244.62m (1.97m)	1458	536	13833	1413
DDH-05	48.43m-59.32m (10.89m)	326	374	1887	9953
DDH-05	56.18m-59.32m (3.14m)	562	676	2980	12864
DDH-10	69.7m-76.6m (6.9m)	191	305	5032	14793

A compilation of historic drill data from United Reef Petroleum drilling in the Crazy Creek area, 2 km

west of the Wisner Zone was initiated to evaluate the potential for Offset mineralization in that area as well.

SAMPLING AND ANALYSIS

Footwall Property

Falconbridge reports that the sampled core is sawn in half, with one-half of the core submitted to Lakefield Research for analysis, and the other half retained for comparative purposes.
Falconbridge utilizes Lakefield Research, a laboratory that is accredited to the ISO/IEC Guide 25 Standard for Specific Registered Tests. Falconbridge reports that all samples were analyzed for Ni, Cu, Pt, Pd, Au, silver (Ag), cobalt (Co) and sulphur (S), with a few selected samples analyzed for lead (Pb) and zinc (Zn). Samples were crushed and pulverized by Lakefield, with reject material retained at Lakefield for 90 days, then returned for long-term storage at Falconbridge Limited.

Foy Property

Some of the drill core is sawn in half with a diamond saw and the remainder is split using a hydraulic core splitter. Half of the drill core is sampled in one-metre intervals for disseminated mineralization and one-half metre intervals for massive mineralization. The remaining half of the core is stored in a secure location at the Company's exploration office in Sudbury or in Falconbridge's core farm in Sudbury. Lithogeochemical samples are panel sampled or channel sampled during mapping and prospecting to be representative of the outcrop. Channel samples are cut with a diamond saw in trenching programs.

Samples are dried, crushed and approximately 250 grams are pulverized to pass 75 microns at ALS Chemex's preparation facility in Mississauga, Ontario. Pulps are shipped to their laboratory in Vancouver, B.C. for analyses. Gold, platinum and palladium are analyzed by fire assay with an ICP finish. A gravimetric assay is done for gold values greater than 1000 ppb. Silver, copper, nickel and cobalt are initially digested in a partial extraction by aqua regia digestion and analyzed by atomic absorption. For values greater than 10,000 ppm a total digestion with atomic absorption finish is undertaken.

QUALITY CONTROL

Aurora has implemented a quality control program to ensure best practice in the sampling and analysis of the drill core. The drill core and lithogeochemical samples are transported in security-sealed bags for preparation at ALS Chemex in Mississauga, Ontario. This ISO 9002 registered laboratory is preparing for ISO 17025 certification and has participated successfully in the CANMET PTP-MAL round robin program. In addition to the laboratory's internal analysis of accuracy and precision, Aurora submits standards provided by Falconbridge for analysis of accuracy of the results.

The author of the technical report was satisfied that the geological controls, accuracy of surveying of drill collars and downhole orientation, the sampling methods and procedures and the chain of custody met with the highest standards of best practice. Both Falconbridge and Aurora are using reputable, certified labs for their analysis. The analytical methods used for both projects meet with industry standards.

In the opinion of the author of the technical report, adequate quality control procedures are in place for the stage of the Foy Project and the computerized data management system utilized by Aurora is of the highest standards. The data presented by Falconbridge has not been corroborated by the author of the technical report and relies on the fact hat, as a producing company, Falconbridge has implemented the highest standards of best practice in exploration, quality control and reporting of results.

SECURITY OF SAMPLES

The drill core and lithogeochemical samples are transported in security-sealed bags for preparation at ALS Chemex in Mississauga, Ontario. Falconbridge has not commented on its security procedures and handling of the sample material.

MINERAL RESOURCE AND RESERVE ESTIMATES

There are no mineral resources or mineral reserves defined.

MINING OPERATIONS

The Project is at an exploration stage. There are no mining operations on the Property.

EXPLORATION AND DEVELOPMENT

Footwall Property

The Project met with its objectives of delineating targets for further drilling on the Property. A geophysical platform was established south of the Falconbridge, East and Cryderman mines that has detected an electromagnetic target that could represent down-dip extension of these deposits on to the Footwall Property. Ongoing compilation of mine data from the Falconbridge and East mines will aid in the interpretation of the borehole UTEM anomalies.

Data compilation from historical drilling data has identified two other areas of potential for massive sulphide mineralization:

1) the area west of the Falconbridge Mine where nine short holes were drilled to test for mineralization along a 2 km strike length of the SIC contact. Only one of these holes wasn't surveyed with downhole geophysical methods and a deep off-hole conductor was identified in one hole and never drilled. BH UTEM surveys of these holes are recommended followed by diamond drilling, if warranted.

2) the area east of the Garson Mine, along the controlling Garson Fault Structure that trends on to the Footwall Property has been drilled and some holes have been surveyed with downhole geophysical methods. Two holes have been identified that exhibit off-hole responses that coincide with the projection of the Garson Fault.

Falconbridge has recommended a two-phase exploration drilling and geophysical program totaling $1.7 million to test these three areas. A $562,000 Phase 1 program was underway at the time of writing.

Foy Property

Exploration activities on the Foy Offset Dyke have resulted in the discovery of Offset Dyke-related sulphide mineralization concentrated on the hangingwall at the Nickel Lake and Wisner Zones. These zones of massive sulphide are interpreted to occur with a protrusion or ledge of country rock that projects into the hangingwall of the dyke. Sulphides are concentrated along the upper surface of the ledge, with the best intersections located within depressions of the ledge surface. Other potential zones of mineralization are the Northwest Foy, where electromagnetic conductors have been delineated and the Crazy Creek Zone, where previous drilling of short holes outlined zones of sulphide mineralization.

Drilling of three holes on the Foy Footwall Property magnetic anomaly intersected variably magnetic granitoids and Sudbury breccia. No mineralization was encountered yet a restricted package of footwall breccia hosts a historic showing of disseminated and massive sulphides within the grid area. A geophysical platform was drilled in the footwall of the SIC contact to evaluate the WD 38 Zone for

footwall or contact style mineralization. Borehole surveys are yet to be undertaken at WD-38.

The priority target at this stage is to further evaluate the Nickel Lake Zone where the most promising intersections of copper-nickel mineralization have been delineated. A 2,500 m drill program on Nickel Lake and data compilation of the Crazy Creek and Foy Footwall areas have been recommended by Aurora at a cost of $341,000.

In the event of a successful drill campaign at Nickel Lake and favourable results of data compilation on other targets, a more comprehensive drill program would be warranted in a Phase 2 evaluation of the Foy Property. The extent of this program cannot be determined at this time until completion of the Phase 1 program.

Midrim Area Projects

Information on the Midrim Area Projects has been obtained from a National Instrument 43-101F1 technical report filed with securities regulators entitled "Aurora Platinum Corp., Midrim Property, Baby Township, Quebec" by Richard J. Mazur, P.Geo., dated April 17, 2002.

PROJECT DESCRIPTION AND LOCATION

The Company's Midrim Properties consist of 305 claims in the Ville Marie area of western Quebec, south of the Rouyn-Noranda Mining Camp (NTS map areas 31M/6 and 31M/11). The Property is centred in Baby Township, Temiscamingue County, Quebec approximately 25 km east of Lake Timiskaming and the Quebec-Ontario provincial border, at 79° 14'W longitude: 47° 28'N latitude (UTM coordinates 5260000N: 640000E, Zone 17).



Lac
Des Quinze
Angliers
Angliers Property
Midrim
Property
Ontario
Quebec
Lac Baby
Geoffroy
Property
47° 30'
NTS 31 M/6
Hwy 101
Hwy 391
Guigues
Laverlochere
Lake
Timiskaming
Hwy 382
Fugereville
Belleterre
Option
Geoffroy
Property
Lorrainville
Hwy 382
Ville Marie
Hwy 567
Bearn
Lorrain
Valley
47° 15'
Dramis
0
5
10
km

Aurora holds 305 claims (13,047 ha) which are sub-divided into four project areas: Angliers - 58 claims (2741 ha), Belleterre - 72 claims (2,880 ha), Geoffroy - 158 claims (6,703 ha) and Midrim - 17 claims (723 ha).

Midrim Option Agreement

Aurora signed a letter agreement (the "Midrim Option Agreement") dated June 12, 2000 with 9034-9473 Quebec Inc. (the "Midrim Vendor") wherein the Midrim Vendor granted Aurora the option to acquire a 70% interest in 17 unpatented claims (the "Midrim Option Property"). The Company will earn a 70% interest by making cash payments of $200,000 to the Midrim Vendor, issuing $200,000 worth of shares to the Midrim Vendor and spending $1.2 million on exploration over a three-year period as follows:

Date	Cash Payment	Value of Shares To Be Issued	Exploration Expenditures
August 21, 2000	$50,000	$50,000	
August 21, 2001	$50,000	$50,000	$200,000
August 21, 2002	$50,000	$50,000	$500,000
August 21, 2003	$50,000	$50,000	$500,000
Total:	**$200,000**	**$200,000**	**$1,200,000**

The first $50,000 payment was made and 36,765 common shares at a deemed price of $1.36 per share were issued to the Midrim Vendor in satisfaction of the first payment. The second $50,000 payment was made and 25,000 common shares at a deemed price of $2.00 per share were issued to the Midrim Vendor in satisfaction of the second payment. To March 31, 2002, exploration expenditures of $1,427,911 have been made and the Midrim Vendor was notified that the Company's exploration commitment has been fulfilled. An application for claim renewal on all 17 claims to 2006 was made on February 20, 2002.

Once Aurora has earned a 70% interest, the Midrim Vendor has 60 days to decide to participate in further exploration on a pro rata basis, dilute or elect to sell its interest subject to Aurora's first right of purchase. If the Midrim Vendor dilutes to less than a 10% interest it will transfer its interest to Aurora and retain a 2% Net Smelter Return Royalty. Aurora will have the right to purchase for $2 million a 1.5% Net Smelter Return Royalty from the Midrim Vendor which will retain a 0.5% Net Smelter Return Royalty.

The Midrim Option Agreement was negotiated between Aurora and the Midrim Vendor at arm's length. The shareholders of the Midrim Vendor are Julien Gadoury, Rouyn-Noranda, Quebec, Laurent Hallé, Fabre, Quebec, and Gilles Rochleau, Rouyn-Noranda, Quebec. Laurent Hallé, a registered geologist (OGQ-Quebec), is supervising the Midrim drill program.

Belleterre Option Agreement

Aurora signed a letter agreement (the "Belleterre Option Agreement") dated October 5, 2000 with Hinterland Exploration Ltd. (the "Belleterre Vendor") evidencing an intention to enter into an agreement to acquire a 70% interest in 72 unpatented claims (the "Belleterre Property"). The Company will earn its 70% interest by making cash payments of $125,000, issuing shares to the Belleterre Vendor with a value of $350,000 and spending $1.5 million on exploration over a four year period as follows:

Date	Cash Payment	Value of Shares To Be Issued	Exploration Expenditures
October 16, 2000	**$25,000**	$70,000	
October 16, 2001	$25,000	$70,000	$100,000

Date	Cash Payment	Value of Shares To Be Issued	Exploration Expenditures
October 16, 2002	$25,000	$70,000	$200,000
October 16, 2003	$25,000	$70,000	$400,000
October 16, 2004	$25,000	$70,000	$800,000
Total:	**$125,000**	**$350,000**	**$1,500,000**

On October 16, 2000, the first $25,000 payment was made and 18,767 common shares at a deemed price of $3.73 per share were issued to the Belleterre Vendor in satisfaction of the first payment. The Company made its second payment of $25,000 and issued 33,493 common shares at a deemed price of $2.09 to the Belleterre Vendor on October 16, 2001. To March 31, 2002, exploration expenditures of $1,252,273 have been made on the Belleterre Property. Five claims were renewed until 2005 and application for claim renewal for the remaining 67 claims to 2006 was made on February 20, 2002.

Once Aurora has earned its 70% interest, the Belleterre Vendor has 60 days to decide to participate in further exploration on a pro rata basis, dilute or elect to sell its interest. Aurora has first right of purchase. If the Belleterre Vendor dilutes to a 10% interest, its interest will convert to a 10% interest in net proceeds from the Belleterre Property. Aurora will have the right to purchase the Belleterre Vendor's net proceeds interest for 20% of the deemed expenditures on the Property payable in cash, Aurora Shares or any combination thereof. If Aurora's interest dilutes to 10%, it will transfer its interest to the Belleterre Vendor in exchange for a 10% interest in net proceeds. Aurora can elect to purchase the Owner's net proceeds interest by paying an amount equal to 20% of the expenditures incurred on the Property, payable in any combination of cash or shares.

The Belleterre Property is also subject to a net smelter royalty (the "Royalty") of 2.5% payable to the previous owners (the "Royalty Holders"). Aurora is required to make, as advance payments towards the Royalty, annual payments of $10,000 commencing 60 days after Aurora receives a positive feasibility study on the Belleterre Property. Aurora has the right to purchase 1.5% of the Royalty by paying $1.5 million to the Royalty Holders, with the Royalty Holders retaining the remaining 1.0% of the Royalty.

The Belleterre Option Agreement was negotiated between Aurora and the Belleterre Vendor at arm's length. The shareholders of the Belleterre Vendor are Mark Fekete and Frank Kiernicki.

Angliers Option Agreement

Paramount Ventures and Finance Inc. (Paramount) signed a letter agreement (the "Angliers Option Agreement") dated December 19, 2000 with 9034-9473 Quebec Inc. (the "Angliers Vendor") evidencing an intention to enter into an agreement to acquire a 70% interest in 40 unpatented claims (the "Angliers Property") located in the Belleterre-Angliers Nickel Belt adjoining the Midrim Property in Western Quebec that require $48,000 in assessment work prior to October 2002. Paramount will earn its 70% interest by making cash payments of $80,000, issuing shares to the Angliers Vendor with a value of $100,000 and spending $800,000 on exploration over a three year period as follows:

Date	Cash Payment	Value of Shares To Be Issued	Exploration Expenditures
February 16, 2001	$15,000	$50,000	
February 16, 2002	$15,000	$25,000	$50,000
February 16, 2003	$20,000	$25,000	$250,000
February 16, 2004	$30,000	-	$500,000
Total:	**$80,000**	**$100,000**	**$800,000**

On June 1, 2001, the first $15,000 payment was made and a number of Paramount common shares valued at $50,000 were issued to the Angliers Vendor in satisfaction of the first payment. Once Paramount has earned its 70% interest, the Angliers Vendor has 60 days to decide to participate in

further exploration on a pro rata basis, dilute or elect to sell its interest. Paramount has first right of purchase. If the Angliers Vendor dilutes to a 10% interest, its interest will convert to a 3% net smelter royalty in the Angliers Property. Paramount will have the right to purchase from the Angliers Vendor, a 2% net smelter royalty for $2 million, with the Angliers Vendor retaining a 1% net smelter royalty. If Paramount's interest is diluted to 10%, then it will transfer its interest to the Angliers Vendor in exchange for receiving a 5% interest in net profits from the Angliers Property.

The Angliers Option Agreement was negotiated between Paramount and the Angliers Vendor at arm's length. The shareholders of the Angliers Vendor are Julien Gadoury, Rouyn-Noranda, Quebec, Laurent Hallé, Fabre, Quebec and Gilles Rochleau, Rouyn-Noranda, Quebec.

On December 4, 2001, Aurora entered into a Letter Agreement with Paramount whereby Paramount agreed to transfer all of its rights and interest in and to the Angliers Option Agreement and the Angliers Property to Aurora in consideration of Aurora paying to Paramount a 1.5% net smelter royalty on production from the Angliers Property. Aurora has the right at any time to purchase from Paramount the entire 1.5% net smelter royalty by paying $1 million to Paramount. If Aurora wishes to maintain the right to earn an undivided 70% interest in the Angliers Property, then Aurora will make the cash payments to the Angliers Vendor and incur the exploration expenditures by the specified dates in the Angliers Option Agreement. Paramount agrees to remain obligated to issue common shares to the Angliers Vendor by the dates specified in the Angliers Option Agreement. Aurora shall be Operator of any exploration program on the Angliers Property. On February 16, 2002, Aurora made a $15,000 cash payment and Paramount fulfilled its obligation of paying the Angliers Vendor $25,000 in Paramount common shares. To March 31, 2002, Aurora has spent $263,714 in exploration of the Property and assessment of $141,058 has been applied.

Geoffroy Property

The Property is held 100% by Aurora as staked claims and map designated claims. Assessment work of $1200 per claim must be performed. Assessment in the amount of $178,335 has been applied to the Property.

ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTUCTURE AND PHYSIOGRAPHY

The Midrim area has moderate relief, ranging between 200 m to 300 m above sea level. It is mainly forested with birch, poplar, alder and coniferous trees interspersed with small farms on parts of the Property. The forested areas are mainly on rocky ridges and low lying ground while the cultivated areas occupy the flatter, better drained areas of farmland.

The City of North Bay, Ontario is approximately 400 km north of Toronto at the intersection of Ontario Provincial highways No. 11 and No. 17. New Liskeard is on Highway No. 11, 150 km north of North Bay and from here Ontario Highway No. 65 leads east to the Quebec Border and Notre Dame du Nord, Quebec a distance of 26 km. Ville Marie, Quebec is 30 km to the south on Quebec Provincial Highway 101 with Provincial roads 382 and 391 leading northeast from Ville Marie via Laverlochère to the Property, a distance of 30 km (see accompanying map). The area is also accessible from North Bay via Ontario Provincial Highway 63 to Témiscaming, Quebec a distance of 66 km and then north on Quebec Highway 101, 85 km to Ville Marie. The city of Rouyn-Noranda is approximately 130 km north of the area and provides road and air service to Montreal and Quebec City.

The climate is cold temperate, characterized by very cold winters and warm summers. Temperatures range from -20° to +20° Celsius with extremes to +30° and -30° Celsius.

HISTORY

The earliest recorded exploration on the Midrim Property was by the Acme Gas and Oil Co. Ltd. in

1965. Subsequently, the Midrim Mining Company Ltd. optioned an 800-acre Property, which included the Roy and Boyce claims, where the Midrim Zone is located. Aurora optioned the Midrim Property in June 12, 2000 from 9034-9473 Quebec Inc.

The Acme Gas and Oil Co. Ltd. carried out geophysical surveys (EM, Induced Potential, Self Potential and magnetic) and diamond drilling (12 drill holes, 359 m) on the Lang and Roy claims in 1965-6. The Midrim Main Zone was discovered in 1967-1968 by Midrim Mining, which carried out a program of geological mapping, geophysical surveys, trenching, bulk sampling and diamond drilling (15,100m in 105 holes). An IP survey was done on the Roy claims in 1972.

The Alotta showing, about 1.6 km southwest of Midrim, was drilled in 1988, with intersections of up to 35 m averaging 1.76% Cu and 1.55% Ni (Northern Miner, May 2, 1988).

The following resource estimates for the Midrim deposit have been published:

A. 420,000 tons (380,940 metric tonnes) @ 0.85% Cu, 0.62% Ni, 0.044 ounces/ton (1.51 grams/metric tonne) Pt-Pd: Canadian Mines Handbook, 1969-70, Northern Miner Press;

B. 428,300 tons (388,500 tonnes) @ 0.7% Cu, 0.46% Ni, $2/t Pt metals: Northern Miner, March 19, 1970;

C. 268,845 tons (243,842 tonnes) @ 0.875% Cu, 0.639% Ni: R. Kidd, April 12, 1977, report to Royco Mining Company Ltd.

These resource estimates should be treated as unverified historical estimates not made in accordance with the CIM Standards as referred to in the Companion Policy 43-101CP to National Instrument 43-101.

GEOLOGICAL SETTING

Regional Geology

The Project area is located in the Belleterre-Angliers Greenstone Belt, part of the Pontiac Subprovince in the eastern Superior Province of the Canadian Shield. Belleterre-Angliers is the southernmost of the Superior Province greenstone belts, lying just south of the Abitibi Greenstone Belt and north of the Grenville Front in the Timiskaming area. Within the Belt are a number of Ni-Cu-PGM sulphide occurrences associated with gabbroic intrusive rocks. These include the Midrim, Lac Croche, Alotta, Delphi, Patry, Lac Kelly, La Force and Lorraine deposits.

The Belleterre-Angliers Greenstone Belt appears to have been disrupted into three separate fragments, the Baby, Belleterre and Lac des Bois. Contacts with younger Pontiac Group metasediments (accretionary wedge) and older tonalites are sheared. The Pontiac metasediments dip beneath the Baby segment (Baby group) north of Angliers and are tectonically interleaved with the intrusive rocks. The volcanic Belt as a whole is surrounded by metasedimentary rocks and is therefore interpreted as a large nappe, up to 6 km thick in the Baby segment, above a mid-crustal duplex consisting of imbricated metasediments and tonalites.

The main deformation events coinciding with imbrication and nappe emplacement produced isoclinal folds with axial planes and F1 foliations oriented roughly easterly. A weaker deformation event is associated with extensional shearing on the flanks of domal structures (i.e., the Lac des Quinzes Complex) as a result of crustal inflation during magma injection. The extensional movement associated with the uplift of the Lac des Quinzes Complex was primarily accommodated along major shear zones (i.e. Angliers Shear Zone) but also caused a "warping" of the easterly trending F1 folds about approximately north-south oriented F2 fold axes within the Baby Group.

The Baby Group consists mainly of metavolcanic rocks deposited on an oceanic plateau, which evolved into an island arc setting. Stratigraphically, a lower unit of komatiites, komatiitic basalts and iron formation is overlain by tholeiitic basalts, which in turn are overlain by calc-alkaline intermediate to felsic volcanics and volcaniclastic sedimentary rocks. Tholeiitic basalts and calc-alkaline volcanics are structurally imbricated in the southern part of the Baby Group.

Zircon uranium/lead dates from the felsic volcanic rocks range from 2682 Ma to 2686 Ma, while nearby tonalite-granodiorite plutons and tonalitic gneiss are somewhat older (2695-2704 Ma). The Baby Group felsic volcanics are slightly younger than compositionally similar rocks in the Abitibi belt to the north, and coeval with the youngest detrital zircons in the Pontiac Group.

Gabbros intrude the tholeiites and are compositionally similar to them. Both rock types have undergone a similar degree of deformation and metamorphism. The gabbros have been interpreted as the products of the interaction of a mantle plume with an island arc and may have been generated in a rifted arc setting.

Property Geology

Geology of the Midrim Project area consists of a dominantly mafic volcanic package intruded by mafic sills. Volcanic stratigraphy on the Property includes a lower, thick (> 1 km) succession of pillowed and subordinate massive basalt flows, which are conformably overlain by an unknown thickness (up to 100 m?) of volcaniclastic sediments. The sediments are well bedded, feldspar-quartz crystal volcanic sandstones and siltstones intercalated with minor volcanic conglomerate and pillow basalts. North of Lac Croche and south of the Lac Croche deposit, felsic volcanic breccias are intercalated with the volcanic sediments. North of Delphi, massive and brecciated QFP rhyolite occurs within the volcanic sandstones and siltstones conformably overlying basalt flows.

Gabbro sills intrude the upper part of the basalt succession and the immediately overlying volcanic sediments. Many of the sills were emplaced along flow contacts, but they locally cross-cut the volcanic stratigraphy. The number and thickness of the basalt sills increase toward the contact with the volcanic. Thinner gabbro sills (<15 m) are medium to coarse grained but are not differentiated, while thicker gabbro sills (>100 m) are differentiated. The sills are altered, locally display a tectonic fabric, and are folded. They are therefore pretectonic and likely synvolcanic, and may represent feeders to overlying mafic volcanics, which have been subsequently eroded away.

A differentiation sequence for the thicker sills has been defined by reference to a 200 m thick sill exposed along Lac Baby in the Angliers Project area. This sequence is characterized by lower and upper aphanitic chilled margins, a basal zone of fine to coarse grained megacrystic gabbro to melagabbro, an increase in feldspar upsection to form leucogabbro, lensoidal layers of alternating leucogabbro and gabbro, and an upper ophitic textured gabbro. Disseminated and massive sulphide mineralization is concentrated within the basal megacrystic gabbro. Melagabbro at Midrim and Lac Croche are equivalent to the basal megacrystic gabbro in this section, whereas more widespread gabbros described as "unfavourable" may represent the unmineralized upper (ophitic textured) portions of these sills.

A significant characteristic of the sulfide showings in the Baby Group is the small volume of gabbro proximal to the sulphide bodies. This raises the question of whether the host gabbros represent the local source of the sulphide mineralization, or whether the mineralization was transported (as immiscible sulphide liquid) from distal source magma.

The Alotta gabbro is the best preserved and best exposed of these small gabbro bodies. It is differentiated into crude, texturally distinct magmatic layers. Similar layering has been identified in other gabbro bodies within the Baby Group (e.g., the Angliers gabbro). The division of these mafic intrusions into texturally distinct gabbroic units that are melanocratic at the base and more leucocratic in the upper portions is consistent with the fractional crystallization of a gabbroic magma. Blebby to massive sulphide mineralization in the Main Alotta gabbro is hosted by a medium grained, sub-ophitic

textured phase that is very similar to the gabbro phases hosting mineralization at Midrim and Lac Croche. The occurrence of magmatic sulphide blebs above accumulations of massive sulphides located at or near the base of these intrusions is typical of magmatic Ni-Cu-PGM deposits, but does not imply that the massive sulphides accumulated *in situ.*

Quartz-feldspar porphyry (QFP) is a widespread and problematic lithology, commonly showing conflicting relationships with respect to the gabbros. For instance, in some places gabbro was observed to chill against the QFP while in others the dykes of QFP would cut both the gabbro and sulphide mineralization. A texturally distinct phase of the QFP termed 'coarse breccia' consisting of lapilli to breccia-sized clasts of QFP within a matrix of finer-grained QFP was also encountered in drilling. Mapping in the vicinity of Alotta, Lac Croche and Midrim showed that what had been mapped earlier as 'undifferentiated trondjhemite porphyry' was in places a quartz and feldspar-phyric volcaniclastic sediment ranging from a crystal tuff to a tuff-breccia, similar in appearance to the QFP dykes encountered in drill core. The outcrops of lapilli-tuff and tuff-breccia are very similar to the 'coarse breccia' in drill core.

Mapping of both the Alotta and Lac Croche gabbros indicates that they were both intruded into the volcaniclastic sedimentary package. While surface outcrop exposure at Midrim is limited, drill core observations indicate that the gabbro is also in contact (at least in some areas) with what appears to be the volcaniclastic package. The Angliers gabbros are also observed to have intruded into the volcaniclastics at or near the contact between the sediments and the mafic volcanics in many places.

The volcaniclastic sedimentary rocks are much more extensive than indicated on and in fact encompasses much of the undifferentiated trondhjemite porphyry. This greatly increases the economic potential of the gabbro bodies hosted by the undifferentiated trondhjemite porphyry (i.e., Alotta, Midrim, Lac Croche) that are actually hosted by the volcaniclastic sedimentary package, due to the greater preservation potential.

The gabbro bodies are cut by QFP dykes and plutons of varying sizes, indicating that there are at least two generations of QFP's:

1) an early, volcanic-sedimentary crystal tuff to tuff-breccia (volcaniclastic sediments and coarse breccia?) interlayered with mafic volcanic flows and intruded by gabbro bodies, and
2) later quartz-feldspar porphyritic dykes and high-level hypabyssal intrusions (e.g., the Alotta porphyry) that crosscut the gabbro intrusions and intrude into the earlier volcanic stratigraphy.

The volcaniclastic sedimentary rocks are felsic and commonly pyritic and therefore represent a good source of both silica and sulphur. Since assimilation of either silica or sulfur can trigger sulfur saturation in an undersaturated mafic magma their proximity to the Cu-Ni sulphide occurrences may not be coincidental.

EXPLORATION

Aurora is operator of the exploration program conducted on the Midrim Property and has utilized contractors to supervise the various phases of the program. The geological mapping, geochemical sampling, geophysical surveying and diamond drill programs on the Angliers, Geoffroy and Belleterre projects were supervised by L.D.S. Winter, P.Geo. Laurent Hallé, B.Sc., registered geologist (OGQ - Quebec) supervised the Midrim drill program. Senior student field geologists prepared the initial field reports and maps under the supervision of L.D.S. Winter, who compiled all exploration data referenced in this report. Bradley Brothers performed contract diamond drilling, JVX Ltd. performed contract ground and borehole geophysical surveys, and AeroQuest Limited and Fugro Airborne Surveys conducted airborne geophysical surveys for the Company.

Geological mapping in the Alotta, Midrim-Lac Croche, Delphi and Southeast areas was done along grid

picket lines spaced at 50 to 100 m and cut during the winter for geophysical surveys. GPS units were also used to assist in locating outcrops. At Midrim, the lines trend 020° and are spaced at 30 m and 60 m while at Lac Croche the lines trend 110° and are spaced at 50 m. The Northeast, Southeast, Zulu (Zullo) and Angliers areas were all mapped using pace and compass lines with outcrops located by GPS readings. Previously stripped areas at the Alotta, Midrim-Lac Croche and Delphi and Patry were mapped in detail using small grids established by chain and compass. Air photos were used to assist in mapping in the Angliers area.

Geological Mapping and Lithogeochemical Sampling

Geological mapping was carried out generally at a scale of 1:2000, with the Midrim East and Zulu areas being mapped at 1:5000 and detailed mapping at 1:200 and 1:500. A common field legend was used for all the areas and field work was transferred to a series of base maps, which were subsequently digitized for final presentation.

Bedrock lithologies were divided into six groups:

1) volcanic units (rhyolite, dacite and basalt),
2) felsic intrusives (granite, granodiorite, tonalite and syenite),
3) intermediate to mafic intrusions (diorite, gabbro and diabase),
4) ultramafic intrusives (pyroxenite and lamprophyre),
5) quartz and feldspar porphyries (including sedimentary and volcaniclastic facies, volcanics, dykes and plutons),
6) sedimentary rocks (greywacke and mudstone).

During the field work, particular attention was directed toward the gabbroic units as well as the quartz and feldspar porphyries in an attempt to better understand these units and their relationships. The gabbroic units were defined based on their mafic or dark mineral contents (amphiboles, pyroxenes) as follows:

- melagabbro - more than 65% dark minerals;
- gabbros - 65 to 35% dark minerals;
- leucogabbros - less than 35% dark minerals.

As well, different textures were also noted such as ophitic, sub-ophitic and cumulate, which included megacrystic and poikilitic. Using all available data, field crews attempted to delimit the different sills of gabbro as well as their structural setting.

Mapping results for the different grid areas are summarized below.

Angliers

The stratigraphic succession at Angliers is characterized by a series of generally differentiated gabbro sills intruding a sequence of basalts and tuff-sediments. There is a minimum of four tuff horizons with thicknesses varying between 5 and 15 m. The basalt sequence is generally pillowed and may originally have been in the order of 350 m thick; however, it is now separated by gabbro sills into a series of units from 10 to 150 m thick.

Structural analysis shows that the tuffs, basalts and gabbro sills have been folded into a series of F1 antiforms and synforms trending easterly and plunging to the west as a result of north-south compression (D1 deformation). The structural analysis shows that bedding planes (S0) and contacts generally trend easterly and dip vertically to steeply which is also the dominant trend of the fold axial planes and much of the shearing. The dominant foliation S1 is parallel to S0 and would indicate that

the folding and the foliation were produced by the D1 deformation.

Stretching lineations L1 are well constrained with a minimum of scatter and show a maximum at 265°/54°.

In the eastern part of the area near Lac Long, a second schistosity (S2), produced by the second deformation, D2, has an average trend of north/northwest-south/southeast with a dip of 48°W. Two main fault orientations were observed, easterly related to D1 and northerly related to D2.

The D2 deformation is considered to have been the result of emplacement of the Lac Des Quinzes gneiss dome to the east. It produced the strong north-south (S2) foliation in the eastern part of the area and amphibolite grade metamorphism. It probably also refolded the F1 folds.

Lac Long in the eastern part of the area corresponds to a major north-northwest trending fault zone, which was probably in existence through at least some of the earlier Archean with reactivation as a result of the emplacement of the Lac Des Quinzes gneiss dome.

No major showings were located during the mapping program however, five outcrop areas showing sulphides and small rusty areas were identified.

Midrim - Lac Croche

The stratigraphic succession at Midrim is summarized above (Property Geology Summary). Small poorly differentiated sills of gabbro are emplaced in the quartz feldspar porphyry derived sediments approximately at the transition zone between the sediments and underlying mafic volcanics.

The basalts, tuffs and intruded sills in the southern part of the Property appear to form an easterly trending homoclinal sequence with tops to the north. In the area of the Midrim Main Zone mineralization, the units appear to have been folded into a synform, with the gabbro sill forming the north limb of the syncline, which in turn appears to curve to the north to form a parallel antiform. This suggests a synclinal fold axis trending approximately 290° on or close to the Midrim baseline. There may have been faulting with the north side up and south through the axial planar region of the synform to produce the present pattern. These structures would have been produced by north-south compression during D1 deformation. This zone of axial planar shearing was then the site of emplacement of at least two generations of quartz feldspar porphyry dykes, one of which is quartz poor while a younger one is quartz rich. One of these north-dipping shears appears to form the southern limit of the Midrim No. 1 Massive Sulphide Zone.

The stratigraphic succession at Lac Croche is dominated by the quartz feldspar porphyry derived volcaniclastics, however, the presence of basalt in the drill holes at Lac Croche indicates that pillowed basalts lie to the northeast and underlie the main area of quartz feldspar porphyry derived sediments. The gabbro at Lac Croche appears to have been emplaced at approximately the basalt-QFP derived sediment boundary.

The Midrim East area is located to the east and southeast of Lac Croche and includes numerous gabbro bodies that were previously identified. Due to their close proximity to the Midrim Main Zone and the Lac Croche areas, these bodies were examined in a reconnaissance fashion during the latter part of the field program. The main units in this area are massive to pillowed basalts, which have been intruded by gabbros. The gabbros examined generally fall into three types; undifferentiated, homogenous gabbros, differentiated non-megacrystic gabbros and differentiated megacrystic gabbros. Preliminary work suggests that in general these gabbros are less well differentiated than those at Angliers, for example, however, additional work will be required to confirm this. If these gabbros are less differentiated, then one possible interpretation is that they have been intruded into a lower part of the overall stratigraphy i.e., the basalt-dominated portion whereas the more differentiated gabbros appear to be higher in the overall sequence. Additional work is required to determine if this is in fact the case.

Alotta

At Alotta a relatively simple succession of predominantly mafic flows, many of which are pillowed, and conformable felsic volcaniclastic sediments is present. The Alotta gabbro sill has been emplaced into QFP volcanic derived sediments in the upper part of this sequence.

These units in turn were folded into approximately easterly trending folds by the north-south D1 deformation event. At Alotta, the gabbro sill has been deformed into a syncline trending approximately 290° and plunging in the same direction. Following the deformation the units were intruded by a series of quartz feldspar porphyry dykes and/or sills and/or small stocks. The latest intrusives are lamprophyre and north-trending diabase dykes.

Mapped and interpreted fault structures trend north-south, northeast, northwest and north-northwest. Mineralization at Alotta occurs at the base of the differentiated gabbro sill where it is in contact with the quartz feldspar porphyry volcaniclastic sedimentary unit. It occurs on the northern limb of the west-northwest plunging syncline and the mineralization appears to follow the general plunge of the fold structure with some additional influence from west-dipping, north-south faults. Some additional surface mineralization was located at the base of the gabbro in the region of the projected hinge of the synform about 200 m east of the main Alotta sulphide zone.

Delphi - Patry

Geological mapping of the Delphi-Patry grid identified three main units within the stratigraphic column. At the base are at least 900 m of basalts, which vary from massive to pillowed. These are overlain by quartz feldspar porphyry derived volcaniclastic sediments, which range from thinly bedded tuffs to coarse conglomerate. These units form a north dipping east-northeast trending homoclinal sequence located on the south limb of a synform whose easterly trending axial plane lies in the northern part of the grid area.

Five sill-like gabbro bodies have been identified within the area with three of them occurring within the basal basalts. The fourth gabbro body was intruded at the contact between the mafic volcanics and the overlying quartz feldspar porphyry derived sediments/volcaniclastics with the fifth gabbro forming the core of the west plunging synform in the northern part of the Property.

D1 deformation produced tight folds with axial planes trending easterly to northwest southeast and dipping steeply to vertically. These folds usually plunge to the west at a moderate to steep angle. Although the effects of the second deformation (D2) are visible to the north, its effects in the Delphi-Patry area are at best subdued. Locally there is a late minor deformation (D3), which produced dextral displacements along small fractures and shears.

On the Delphi-Patry grid, a 650 m wide west-northwest to northwest trending structural corridor has been identified. This corridor is more or less centered on the Patry showing and includes the Delphi showing and its associated structures to the north and parallel structures to the south. This corridor trends west-northwest to the southeast and then curves to trend more northwesterly to the west. It is well defined on the airborne magnetic maps by a pronounced magnetic low which crosscuts all of the major magnetic units.

A northeast-trending structure, which passes more or less through the Patry showing, was identified during the mapping. This structure shows a sinistral offset of approximately 75 m, and is considered to be parallel to the Moffet Shear Zone to the southeast.

Ni-Cu-PGM sulphide mineralization has been identified both in outcrop and in drill core at both the Delphi and Patry showings in the south-central part of the grid. Both of these showings are associated with interpreted west-northwest trending axial planar structures produced by the D1 deformation and are accompanied by intense chlorite and carbonate alteration. Mineralization is also present in the

northern gabbro.

Zulu (Zullo)

A limited amount of mapping was carried out in the Zulu showing area in the southern part of the Belleterre Project area. The lithologies present are very similar to those at the Delphi-Patry area with the oldest units being massive to pillowed basalts with interflow cherts and siltstones. These have been intruded by a sill or sills of differentiated gabbro that ranges in composition from gabbro to leucogabbro. The gabbro sill or sills have a total thickness of about 700 m. All units are cut by late quartz feldspar porphyry dykes which trend west-northwesterly and appear to have been introduced along axial plane parallel shears.

Mineralization at Zulu occurs as chalcopyrite associated with a quartz vein in volcanics, probably associated with an axial plane parallel shear. Due to limited time available, no detailed work was done on the Zulu showing.

Two facing directions were determined from pillow lavas in the area, one to the northwest and one in the central area. In the northwest the pillow tops appear to be to the south with the units dipping north while in the central sector the top appears to be to the north with the units striking northwest and dipping northeast. This combination produces a synclinal antiform with a northwest trending axial plane and plunge. The airborne magnetics also show this antiformal pattern with the nose to the west and with the magnetic highs apparently due to a combination of magnetic basalts and magnetite-rich megacrystic zones within the gabbros.

At the southern limit of the Delphi-Patry grid the basalt flows show tops to the north with those units trending southwesterly into the Zulu area. If the basalts at Zulu face south then this defines a southwest-trending anticlinal axes with the anticline then being refolded at Zulu to produce the synclinal antiform. This introduces an additional complexity into the structure of the area; however, additional mapping is required to determine if this interpretation is correct.

Southeast - Northeast Grids

The Southeast and Northeast grids in the southeastern part of the Project area are underlain predominantly by pillowed basalt flows overlain by volcaniclastic sediments and gabbro sills. A second pillowed basalt covers these sediments in the northern part of the Northeast grid. The gabbro sills are generally not highly differentiated and are characterized by a uniform texture. In thin section the textures are sub-ophitic to ophitic for the fine to medium grained and poikilitic to sub-ophitic for the coarser grained units. Tonalite dykes possibly associated with the Lac Simard pluton crosscut the basalts. Lamprophyre and diabase dykes are the youngest units within the grid.

Two deformation events are evident, with the first being a north-south compression (D1), which produced easterly trending folds and a penetrative easterly S1 schistosity parallel to the axial planes. Top indicators suggest the area is crossed by a major easterly trending anticline. The southernmost units in the Southeast grid area have a pronounced schistosity, which could be related to the Moffet Shear Zone.

The second deformation event is an easterly compression, which produced north-south trending fold axes and an S2 schistosity, which is better developed in the Northeast grid.

GEOCHEMICAL SURVEYS

Angliers

A test program of soil sampling was carried out on the Angliers Property. B-horizon soil samples were collected along four easterly control lines at 50 m intervals as soil/swamp conditions permitted. Two hundred and eight samples were collected and analyzed by Swastika Laboratories Ltd. for cobalt,

copper and nickel by aqua regia digestion and atomic absorption.

Evaluation of the soil sample results indicated 13 areas containing anomalies in cobalt and/or copper and/or nickel. Detailed sampling in the indicated thirteen areas in conjunction with mapping is required to determine the economic significance of these preliminary results.

Delphi

A program of geochemical soil sampling was undertaken in June, 2001 on the Delphi grid with samples being taken at 100 m intervals along lines spaced at 100 m. At each station samples of two horizons of soil were taken, humus and B-horizon. The sampling has produced anomalies in copper and nickel, which in some cases are associated with known mineralization. Other areas of anomalous values have also been indicated and additional work is required to evaluate these areas.

Copper in humus shows pronounced anomalies trending south-southwest and west-southwest, which reflect two of the glacial transport directions indicated by measured striae. In contrast, the nickel in humus values is more limited in area and shows limited trends to the south-southwest as well as to the south.

In comparison, the B-horizon samples are limited in extent and have a more circular to amoeboid shape. The anomalous B-horizon samples appear to show a north-northwest trend, which may be a bedrock structural feature.

The values in copper are higher and more extensive in the humus in comparison to the B-horizon values. The nickel results are similar but there are some small additional nickel anomalies in the humus sample, which are not present in the B-horizon samples.

The Delphi and Patry showings are located within 100 m of anomalies in copper and nickel in the B-horizon samples. By contrast, if the position of the showings is compared with the results of the copper-nickel values in the humus, the Patry showing is located over 100 m from the anomalous values. At Delphi, a train of elevated copper in humus trends toward the southwest from the outcrop, while at the Patry showing, elevated values on lines 5+00E and 7+00E from 1,300 to 1,500 m south occur 100 to 200 m south of the showing. The B-horizon samples yielded anomalous values in both Cu and Ni that are more closely tied to the known showings.

Four new exploration targets have been indicated on the Delphi grid;

1) line 8+00E at 1,400 to 1,600 m south,
2) line 1+00E to 2+00E and 1,200 to 1,400 m south,
3) line 2+00E to 4+00E and 200 to 400 m south and,
4) 7+00E to 9+00E and 300 m to 500 m south.

The first zone of interest is located just south of the grid in the gabbro, which continues to the Zulu showing. The second target is situated west of the first target close to a sill of fine grained gabbro, which extends possibly west of line 0. The third zone of interest is located in a gabbro where an old drill hole had returned anomalous copper and nickel values. The fourth target area is indicated only by copper in humus values but coincides with a MEGATEM airborne anomaly and the base of a gabbro sill where it forms a west-plunging syncline. It should be noted that two copper anomalies are present close to tuff-hosted stratiform mineralization on line 10+00E.

GEOPHYSICAL SURVEYS

Geophysical surveys completed to date on the Midrim properties include airborne magnetics and EM, ground magnetics and IP, mise à la masse, downhole IP, and MEGATEM II.

A helicopter-borne EM and magnetic survey was carried out by AeroQuest Limited over the Midrim Property in November, 2000, using an Aerotem six channel time domain EM system and a high sensitivity cesium vapour magnetometer. A total of 1,191.1 line km of data were collected. The survey was flown at 50, 100 and 200 m line spacings. The magnetic survey indicated a number of magnetic anomalies interpreted to represent gabbro sill complexes and a number of regional structural features. Two EM conductors on adjacent lines are coincident with the Alotta mineralized zone. The main Midrim Zone corresponded to a 3 channel EM anomaly on one line. The Lac Croche, Patry and Delphi showings did not produce EM anomalies. One airborne conductor and two areas of elevated magnetics, possibly representing gabbro sills, were identified in the southeast-northeast area.

JVX Ltd. conducted Time-Domain Spectral IP and magnetometer surveys on several grids in 2001, using a Scintrex IPC-7/2.5 kW transmitter and Scintrex IPR-12 receiver and a pole-dipole array for the IP, and a Scintrex ENVIMAG proton precession magnetometer. Survey specifications are as follows:

- Midrim - 12 lines were surveyed (30 and 60 m line spacings) with 12.5 m stations for the IP survey. Total survey coverage was 9.475 km. For the magnetic survey, 28 lines, 2 tielines and 1 baseline were surveyed at 12.5 m station spacings. Total coverage was 21.495 km. Nine high priority magnetic and/or chargeability (high) targets were delineated.
- Alotta - 24 lines were surveyed (50 and 100 m line spacings) with 25 m stations for the IP survey and 12.5 m stations for the magnetic survey. Total survey coverage was 26.974 km (IP) and 29.175 km (magnetics). The survey showed that the main Alotta Zone is associated with strong chargeabilities with low resistivities and moderate magnetics. Nine high priority chargeability and/or magnetic targets were defined.
- Alotta North - 14 lines were surveyed (50 and 100 m line spacings) with the same station spacings. Total survey coverage was 12.75 km (IP) and 12.425 km (magnetics). Five high priority chargeability and/or magnetic targets were defined.
- Delphi - 11 lines were surveyed (100 m line spacings) with the same station spacings. Total survey coverage was 16.425 km (IP) and 18.475 km (magnetics). Seven high priority chargeability and/or magnetic targets were defined; two of these corresponded well with the Alotta model.
- Southeast - 11 lines were surveyed (100 m line spacings) with the same station spacings. Total survey coverage was 11.05 km (IP) and 12.0 km (magnetics). Two high to very high priority magnetic and/or chargeability (high) targets were delineated.

JVX also carried out borehole geophysical surveys at Midrim in 2000. Borehole IP/resistivity was done on two drill holes (6 and 8) using a Huntec M-4 2.5 kW transmitter and Scintrex IPR-12 receiver, a surface pole-dipole and downhole pole-dipole and cross-hole array, and a 50 foot electrode spacing. In addition, Time-Domain Electromagnetics was preformed on 9 drill holes (1, 3, 5, 6, 7, 9, 10, 11, and 14) using a Protem 57 transmitter and Protem 37 receiver. The surveys located strong in-hole conductors in well mineralized drill holes 1 and 5, and weak off-hole conductors in drill holes 3, 6, 7, 8 and 14.

Additional downhole IP and Mise-à-la-masse surveys were conducted by JVX in July-August 2001 at Midrim (drill holes 11, 52 and 77), Alotta (surface Mise-à-la-masse near drill hole 33), Delphi (drill holes 42, 43, and 47) and Patry (drill holes 36-40). At Delphi, borehole IP indicated an off-hole conductive zone at the bottom of BT-01-42, below the Delphi surface showing. This remains to be tested. At Patry, borehole geophysics indicated that the mineralization in drill holes BT-01-36 and BT-01-40 was connected and that the mineralization was trending about 290° and plunging in the same direction

Between August 15-18, 2001, a MEGATEM® II EM and magnetic survey was flown over the Midrim, Belleterre, Geoffroy and Angliers project areas by Fugro Airborne Surveys on behalf of Aurora. A total of 1,015.5 line km of data was collected at 150 m line spacings. Survey data was processed in the Fugro Airborne Surveys office in Ottawa, Ontario and presented as a series of 1:20,000 scale maps of

total magnetic intensity, magnetic vertical gradient, EM anomalies, calculated apparent conductance, B-field x-coil channels 10 and 20, and calculated decay constant, plus multi-channel profiles and digital archives of all profile and grid data. The Fugro survey provided enhanced resolution of magnetic and associated features including possible mafic sill complexes and fault traces, as well as a number of multi-channel subsurface EM anomalies.

A total of 17 Priority I and II conductors associated with northwest-southeast structures are interpreted from this survey. In addition, an extensive flat lying deep conductor with dimensions of 4,000 m in strike length and 1,000 m in width was interpreted from the MEGATEM airborne data (the "Geoffroy Anomaly"). This massive conductor lies along the main northwest structure , which controls mineralization at Alotta, Midrim and Lac Croche. This feature could be interpreted as a potential feeder system to the extensive gabbro sills in the region. A recent gravity survey was completed over this anomaly by Aurora under the supervision of L.D.S. Winter, P.Geo. A 2.5 km north-south base line with eleven 2.6-km cross lines spaced at 200 m intervals with stations every 200 m was surveyed over the Geoffroy Anomaly. A 2 mgal gravity anomaly is associated with the EM conductive body in the Geoffroy Anomaly.

MINERALIZATION

The Belleterre-Angliers Greenstone Belt consists of komatiites and komatiitic basalts, tholeiitic basalts, calc-alkaline intermediate to felsic volcanics, volcaniclastic sediments and minor banded iron formation. Gabbro bodies have intruded the volcanics at a high structural level, and are associated with significant Cu-Ni-PGM sulphide mineralization. This type of mineralization is found in each of the Baby, Lac des Bois and Belleterre groups. The most significant concentration of these mineral occurrences is located in the Baby Group, and includes the Midrim, Lac Croche, Alotta, Delphi and Patry showings.

Midrim

At Midrim, multiple zones of massive to semi-massive and blebby to disseminated sulfides at the base of a differentiated gabbro sill plunge along a 290° azimuth. The plunge steepens from 20° in the east to 45° or more in the west. Aurora began work at Midrim in 2000 with outcrop stripping, ground magnetics, mapping and diamond drilling. This work has defined a number of high grade sulphide bodies, including the No. 1, No. 5, West and No. 6 zones.

The No. 1 Zone, which has its eastern limit at about L30E, consists of massive sulphides surrounded by a blebby to disseminated halo. Down plunge, 100 m to the west, the No. 5 Zone contains high-grade massive sulphide mineralization. These two massive sulphide zones are separated by blebby to disseminated sulphides and cross faults. Along trend to the west an additional 60 m is the West Zone, where Ni-Cu-PGM mineralization is hosted in shear zones in felsic volcaniclastic units. This remobilized mineralization probably represents the down-plunge extension of the No. 1-No. 5 zones.

These zones appear to lie on the south limb of a syncline trending at 290° with the north limb being about 100 m to the north. Recent drilling along the north limb has identified typical Midrim-type blebby to disseminated sulphides with widths and grades of economic interest in the No. 6 Zone.

Midrim mineralization consists mainly of chalcopyrite, pyrrhotite, millerite, violarite, pentlandite and pyrite. Native gold and platinum/palladium minerals (merenskyite, sperrylite) have also been identified in the sulphides.

The mineralization in the No. 1-No. 5 zones appears to be open down plunge to the west-northwest, but is faulted off or comes to surface 30-50 m east of the No. 1 Zone. The No. 6 Zone is only partially explored but appears to be open along strike and down dip/plunge.

Alotta

Aurora's program at Alotta in January-April 2001 relocated and partially defined the sulfide zone originally drilled in the 1980's. Massive to blebby and disseminated sulfide mineralization appears to

be related to a shear zone striking at 290° on the limb of a folded, differentiated gabbro sill. The dominant sulphide minerals are pyrrhotite, chalcopyrite, pentlandite and pyrite.

The Alotta Zone is lens shaped, with a long dimension of at least 60 m and a maximum width of 15 m. It dips south at about 45-70°, plunging 10-20° to the west. The bottom 30-40% of the lens is massive sulphide averaging 2-3% Ni+Cu and 1-2 g/t PGM's; this grades up into blebby to disseminated sulphides grading about 1% Ni+Cu plus 1 g/t PGM's.

The Alotta Zone appears to be controlled by the intersection of the shear and the felsic-gabbro contact, with the mineralization being discordant to the contact but occurring in both the gabbro and the footwall felsic units. The trend of the mineralized zone is parallel to the regional plunge and the mineralized shear zone appears to be on the north limb of a 290° trending syncline, with the shear zone parallel to the fold axial plane.

Surface mapping and geophysics have indicated additional possible parallel zones associated with the gabbro sill in this area. The next drilling program is planned to test the down plunge extension of the Alotta Zone plus the parallel targets.

Lac Croche

At Lac Croche, details about the mineralization are limited. However, based on work to date it appears to be associated with a thin gabbro no more than a few metres thick and dipping to the west. Although this gabbro disappears into a covered area to the north, there are a number of airborne EM anomalies along this trend, which may represent some continuation of this mineralized unit.

Delphi, Patry

At Delphi, Ni-Cu-PGM mineralization is located within an axial planar shear and has probably been remobilized. It is accompanied by intense chlorite and iron carbonate alteration. Borehole geophysics suggests an offhole conductor just above drill hole 42 at the base of the gabbro sill. This target remains to be evaluated. In the Patry showing, massive sulphide as well as stringer and disseminated to blebby Ni-Cu-PGM mineralization is associated with an axial plane parallel shear and the keel of a small syncline occupied by a small gabbro sill plunging to the west. Again as at Delphi this area shows strong chlorite and iron carbonate alteration.

Adjacent Properties and Mineral Belts

The Lorraine and Lac Kelly deposits are located approximately 30 km southeast of Midrim in the Lac de Bois segment of the Greenstone Belt, while the La Force Deposit is located about 40 km east of Midrim. The Lorraine Deposit was the only significant producer in the Belt, with 594,000 tonnes of ore averaging 1.07% Cu and 0.45% Ni milled between 1965 and 1968.

DRILLING

Aurora completed 16,075 m of diamond drilling on the Midrim Properties in 2000-2001. Drilling was contracted to Bradley Frères Ltée., Rouyn-Noranda, Quebec. The NQ size core was logged and sampled at the Aurora logging facility in Laverlochère, Quebec. The samples were shipped to Les Laboratoires XRAL Ltée., Rouyn-Noranda, Quebec. The core is presently stored at the Aurora logging facility in Laverlochère, Quebec. All drill information has been entered into DHLogger, a computerized drill data management system.

Positive results from the drill programs at Midrim and Alotta are shown in Tables 1 and 2.

Table 1: Diamond drill hole intersections, 2000-2001 drilling, Midrim.

Hole No.	From (m)	To (m)	Interval (m)	Pt g/t	Pd g/t	Pt+Pd g/t	Cu %	Ni %	Co %
MR-00-01	8.39	35.19	26.80	0.75	1.40	2.15	2.32	1.45	0.06
Including	15.50	35.19	19.69	0.97	1.77	2.74	2.99	1.85	0.07
MR-00-02	28.00	50.17	22.17	0.17	0.42	0.59	0.64	0.44	0.02
Including	32.75	39.44	6.69	0.22	0.51	0.73	1.18	0.85	0.03
MR-00-03	12.00	18.40	6.40	0.29	0.73	1.02	0.73	0.46	0.02
	26.22	59.00	32.78	0.16	0.42	0.58	0.50	0.29	0.02
MR-00-05	28.22	69.60	41.38	0.67	2.14	2.81	1.92	1.81	0.06
Including	57.15	69.60	12.45	1.00	2.80	3.80	2.72	2.72	0.07
MR-00-07	88.60	103.70	15.10	0.23	0.61	0.84	0.56	0.39	0.02
MR-00-08	36.60	38.30	1.70	0.30	1.27	1.57	0.72	0.53	0.02
	51.00	52.00	1.00	0.40	1.37	1.77	0.51	0.85	0.03
MR-00-11	23.05	50.15	**27.10**	0.22	0.57	0.79	0.61	0.43	0.02
Including	44.55	50.15	5.60	0.64	1.36	2.00	1.70	1.09	0.03
MR-01-17	0.00	19.35	19.35	0.39	1.15	1.54	1.29	1.33	0.04
MR-01-24	45.75	49.50	3.75	0.53	1.68	2.21	0.70	0.89	0.01
MR-01-25	49.98	57.00	7.02	0.62	1.76	2.38	1.58	1.45	0.04
	64.27	78.27	14.00	0.80	2.20	3.00	2.22	1.84	0.05
MR-01-28	54.50	60.00	5.50	0.54	1.70	2.24	1.25	1.58	0.05
MR-01-29	3.00	36.45	33.45	0.40	1.25	1.65	1.42	0.98	0.04
Including	17.60	36.45	18.85	0.55	1.88	2.43	2.11	1.49	0.05
MR-01-30	10.90	18.00	7.10	0.66	1.86	2.52	2.15	1.06	0.04
MR-01-32	28.35	39.35	11.00	0.23	0.66	0.89	0.65	0.48	0.02
MR-01-33	33.00	48.15	15.15	0.20	0.61	0.81	0.58	0.38	0.02
MR-01-34	33.00	41.00	8.00	0.24	0.68	0.92	0.43	0.35	0.02
	44.00	52.17	8.17	0.12	0.41	0.53	0.60	0.43	0.03
	80.32	84.32	4.00	0.14	0.41	0.55	0.44	0.26	0.02
MR-01-37	46.00	52.60	6.60	0.76	1.89	2.65	3.64	4.29	0.09
Including	49.00	52.60	3.60	0.70	2.68	3.38	6.30	7.26	0.12
MR-01-38	42.98	56.00	13.02	0.78	2.14	2.92	2.52	1.37	0.06
MR-01-39	23.00	25.00	2.00	0.55	1.80	2.35	0.56	0.82	0.03
MR-01-40	62.80	66.80	4.00	0.40	1.10	1.50	0.93	0.60	0.03
MR-01-46	124.00	136.00	12.00	0.50	1.38	1.88	1.28	0.94	0.04
MR-01-52	25.00	31.00	6.00	0.35	1.20	1.55	1.06	0.80	0.04
	34.20	39.25	5.05	0.27	0.68	0.95	0.96	0.42	0.02
	42.52	44.00	1.48	1.11	3.30	4.41	1.78	2.84	0.13
MR-01-53	111.00	117.70	6.70	0.53	1.90	2.43	1.56	1.10	0.10
MR-01-55	39.00	45.00	6.00	0.45	1.40	1.85	1.34	1.06	0.04
MR-01-57	102.00	107.00	5.00	0.27	0.50	0.77	0.97	0.42	0.02
	110.00	112.00	2.00	1.80	3.20	5.00	2.68	1.84	0.12
MR-01-58	88.00	94.30	6.30	0.48	1.38	1.86	1.60	1.04	0.04
MR-01-59	109.10	112.52	3.42	0.34	1.20	1.54	1.02	0.75	0.03

Table 2: Diamond drill hole intersections, 2000-2001 drilling, Alotta.

Hole No.	From (m)	To (m)	Interval (m)	Pt g/t	Pd g/t	Pt+Pd g/t	Cu %	Ni %	Co %
BT-01-05	50.00	75.00	25.00	0.17	0.68	0.85	0.94	0.78	0.04
Including	50.75	60.42	9.67	0.29	1.35	1.64	1.62	1.61	0.07
BT-01-06	7.00	12.00	5.00	0.18	0.56	0.74	0.66	0.47	0.03
BT-01-07	52.00	80.00	28.00	0.25	1.05	1.30	1.33	1.29	0.05
Including	53.40	65.00	11.60	0.30	1.6	1.93	2.17	2.00	0.06
Including	73.20	78.00	4.80	0.36	1.52	1.88	1.58	2.31	0.10
BT-01-10	71.00	74.55	3.55	0.15	0.48	0.63	1.68	0.52	0.08
BT-01-11	19.70	27.00	7.30	0.21	0.60	0.81	0.80	0.71	0.06
BT-01-12	26.00	29.25	3.25	0.34	1.70	2.04	1.93	1.40	0.06
BT-01-13	20.25	25.00	4.75	0.22	0.82	1.04	0.81	1.12	0.03
BT-01-14	19.80	26.00	6.20	0.25	0.75	1.00	0.70	0.42	0.02
BT-01-15	77.80	79.60	1.80	1.10	0.90	2.00	6.30	0.30	0.02
BT-01-17	40.30	44.30	4.00	0.27	1.16	1.43	1.48	1.44	0.12
BT-01-18	25.00	28.35	3.35	0.95	2.14	3.09	6.70	0.21	0.05
Including	25.00	26.00	1.00	1.55	5.51	7.06	20.53	0.75	0.06
BT-01-19	36.80	57.80	21.00	0.50	1.50	2.00	2.14	2.00	0.11
	73.25	75.25	2.00	0.58	1.54	2.12	1.82	2.40	0.12
BT-01-32	54.25	67.35	13.10	0.36	1.76	2.13	1.01	1.54	0.13
	72.15	86.05	13.90	0.71	1.79	2.50	2.36	2.13	0.10
	92.30	103.30	11.00	0.53	1.77	2.30	2.85	2.33	0.09
BT-01-33	59.90	72.70	12.80	0.58	1.63	2.21	1.37	2.59	0.13
	104.25	105.20	0.95	0.52	2.25	2.77	2.54	3.06	0.16
BT-01-35	73.65	86.35	12.70	0.26	1.53	1.79	1.60	1.95	0.11

Midrim – Lac Croche

Within the Midrim Project, a three stage drilling program was carried out between September 15, 2000 and June 23, 2001. During the three stages 77 drill holes were completed for a total of 9,331 m. The first stage of drilling took place between September 15, 2000 and October 25, 2000 with the main focus of the drilling being the previously identified Midrim and Lac Croche Ni-Cu sulphide zones. A total of 13 holes varying in length between 62 and 328 m were drilled at Midrim. An additional 3 holes were drilled in the Lac Croche area with a total of 2,503 m being drilling in the program.

During the second stage of drilling in January, February and March 2001, 43 holes totaling 4,900 m were drilled in the Midrim and Lac Croche areas. This work was focused on further defining the Midrim and Lac Croche zones, the Midrim West Zone, the No. 6 Zone as well as testing magnetic and IP chargeability anomalies south and west of the main area of Midrim mineralization.

The third phase of drilling in May and June 2001 was devoted to drilling in the No. 6 Zone area and to testing airborne electromagnetic (AEM) conductors, magnetic anomalies and IP chargeability anomalies in the Southeast-Northeast Grid area in the southeastern part of the Midrim Project. In the No. 6 Zone area 12 holes were drilled totaling 1,928 m, while in the Southeast-Northeast grid 6 holes for a total of 800 m were completed.

The drilling program confirmed the presence of Ni-Cu mineralization of economic interest in the Midrim Zone over a strike length of approximately 125 m and for about 65 m down-plunge to the west (290°). The Zone occurs in a gabbro sill, which dips south and strikes at approximately 290°. The Zone is terminated to the south by a west-striking and steeply north-dipping fault, which is considered to be an axial plane parallel shear related to the main D1 deformation. A longitudinal section shows the Midrim

Zone plunging at 15°, increasing to 45° to the west-northwest and open down-plunge. Mineralization consists of massive to semi-massive to blebby to disseminated to foliation-controlled stringer types. The main sulphide minerals are pyrrhotite, chalcopyrite, pentlandite, pyrite, with lesser amounts of violarite and millerite. Commonly strong chlorite alteration is associated with the mineralization.

In the Midrim West Zone, west of the Main Zone, Ni-Cu sulphide mineralization carrying PGM minerals was intersected in shear zones that are considered to be axial plane parallel and related to the main D1 deformation. This area overlies the down-plunge projection of the Midrim Main Zone and the shear-hosted mineralization may represent sulphides remobilized from this area.

Approximately 100 m north of the Midrim Main Zone is the No. 6 Zone, named after the No. 6 drill hole, which first intersected this mineralization. To date, work on the No. 6 Zone suggests it is hosted by a west-trending (290°) and south-dipping gabbro sill with mineralization plunging to the west. Due to the apparent complexity suggested by the drilling there may be mineralized structures (030°) offsetting the mineralization. Mineralization has been intersected over a strike length of about 100 m and down-dip for about 50 m and with widths in the 5 - 10 m range.

At Lac Croche, mineralization is associated with a small gabbro sill trending north-south and dipping west at about 60° . The lower 10-12 m of the gabbro is mineralized with blebby to disseminated sulphides with a massive sulphide zone in the order of 1 m thick at the base. Geophysics indicates that the zone is open down-dip and along strike to the north.

Alotta

A two stage drilling program was carried out between February 1, 2001 and June 23, 2001. A total of 35 drill holes totaling 4,040 m were completed on the Alotta Zone. The first stage of drilling took place between February 1, 2001 and March 31, 2001 on the Ni-Cu sulphide mineralization on the south shore of Petit Lac Long. A total of 29 holes varying in length between 80 and 200 m were drilled in this area. An additional 6 holes were drilled outside this immediate area testing IP / magnetic targets considered to be of interest.

The drilling program confirmed the presence of Ni-Cu mineralization of economic interest in the Alotta zone over a strike length of approximately 40 m and for about 65 m down-dip. The zone occurs mainly in the north limb of a gabbro sill and in general trends parallel to the gabbro contact at approximately 290°. The zone is terminated to the east by north-striking and steeply west-dipping faults which themselves are mineralized with massive Ni-Cu sulphides. It is considered that the zone is plunging/dipping to the west-northwest and is open down-plunge and down-dip below drill holes BT-01-35 and BT-01-20.

Two holes were drilled west of the main Alotta Zone and four holes were drilled south of the main Alotta Zone testing IP chargeability anomalies / magnetic anomalies, however, no Ni-Cu mineralization of significance was encountered in any of these holes.

Delphi and Patry

Mineralization at the Delphi and Patry showings, approximately 2,500 m south of the Alotta Zone, was tested in June 2001 by a diamond drilling program of 11 holes totaling 1,652 m, including 5 at Delphi and 6 at Patry.

The Delphi showing consists of Ni-Cu-PGM mineralization associated with an easterly trending vertically dipping shear zone. Four holes, BT-01-41, -42, -43 and -47 were drilled from south to north under this zone and its extensions to the west and east. No mineralization of economic significance was intersected although anomalous values in sheared and strongly altered gabbro were obtained.

The Patry drilling was designed to test the down-dip extension of disseminated to blebby sulphides (pyrite-pyrrhotite-chalcopyrite-pentlandite) in a strongly chloritized and carbonatized gabbro and an

associated shear zone. Hole BT-01-36 intersected 1.45 m of massive pyrrhotite, pentlandite and chalcopyrite from 51.55 m to 53.00 m within the shear zone. A second hole BT-01-40, drilled parallel to BT-01-36 and 30 m to the west, intersected 19 m of mineralization averaging 1.38% combined Ni-Cu from 79.30 m to 98.45 m. The mineralization in these two holes is considered to be a continuous zone plunging about 40° at 290°. Additional drilling in the next phase would test the down-plunge extension of this mineralization.

Kimberlite Target

The airborne magnetic surveys carried out by Aurora indicated a small, discrete, circular negative magnetic anomaly at 633310E, 5254430N. This feature is located at the intersection of three regional structures and was interpreted to be a kimberlite. Three holes BT-01-44, -45 and -46, totaling 262 m, were drilled into this target. Kimberlite-type material was intersected and sampled. The samples were sent to Overburden Drilling Management Ltd., Kanata, Ontario for processing for kimberlite indicator minerals. A review of the sample by Overburden Drilling suggested that it was probably an alnoite and not diamond-bearing and the test work produced mainly spinels from the heavy mineral fractions. Logging of the core showed that the kimberlite-type material contained mainly crustal volcanic and sedimentary fragments in a tuffaceous matrix suggesting the body had come from a shallow source above the diamond stability field.

Southeast-Northeast

Drilling in the Southeast-Northeast grid area consisted of 6 holes, MR-01-61 to MR-01-66, for a total of 790 m, which were drilled to test airborne EM anomaly and IP-magnetic anomalies. No mineralization of economic interest was intersected.

SAMPLING AND ANALYSIS

Aurora has a quality control program in place to ensure best practice in the sampling and analysis of the drill core. For the Midrim drill program, all the core was logged, and zones of mineralization were sampled, with most sample lengths being 1.0 metre. However, as geological conditions dictated a few shorter sample lengths were taken and some longer ones up to 1.5 m were also taken. The core was split longitudinally either using a core splitter (mainly for lower grade mineralization) or a diamond saw (massive sulphide mineralization).

The remaining half of the core is stored at the office / core storage facility in Laverlochère. The drill core samples are transported by Aurora personnel in security-sealed bags for analysis at Les Laboratoires XRAL (a division of the SGS Group), Rouyn-Noranda, Quebec. The laboratory is preparing for ISO 17025 certification and has participated successfully for the last two years in the CANMET PTP_MAL round robin program.

Samples are dried if necessary and crushed to 90% passing minus 10 mesh at XRAL's sample preparation facility. Crusher rejects are stored at the laboratory and a subsample of approximately 300 g is riffled and pulverized to 90% passing minus 200 mesh. Gold, platinum and palladium are analyzed by Fire Assay with a DCP finish. A gravimetric assay is done for gold values greater than 1000 ppb.

Silver, copper, nickel and cobalt are determined by an atomic absorption finish after total digestion of the sample.

In addition to the laboratory's internal analysis of accuracy and precision, Aurora submits its own standards for analysis of accuracy of the results and from time to time pulp duplicates to a second lab for analysis of precision.

The author of the technical report is satisfied that the geological controls, accuracy of surveying of drill

collars and downhole orientation, the sampling methods and procedures and the chain of custody met with the standards for best practice. Aurora is using a reputable, certified lab for their analysis and the analytical methods used for the Project meets with industry standards.

In the opinion of the author of the technical report, adequate quality control procedures are in place for the stage of the Project and the computerized data management system utilized by Aurora is of the highest standards.

SECURITY OF SAMPLES

The material from each sample was placed in a new plastic bag and then sealed after which, depending on sample size, 30 samples +/- were placed in a larger rice bag, which in turn was sealed. Aurora personnel transported the samples to the laboratory.

MINERAL RESOURCE AND RESERVE ESTIMATES

There are no mineral resources or mineral reserves defined.

MINING OPERATIONS

The Project is at an exploration stage. There are no mining operations on the Property.

EXPLORATION AND DEVELOPMENT

Aurora's work to date has demonstrated that an integrated exploration approach utilizing a wide variety of geological modeling, geophysical and geochemical techniques in conjunction with persistent diamond drilling can be successful in delineating ore-grade Cu-Ni-PGM bodies in the Midrim area. Future work will focus on: (1) drilling at Midrim and Alotta to define inferred resources and extending mineralization by targeting previously defined borehole geophysical anomalies and confirmed massive sulphide zones, and (2) discovering new ore zones by drilling selected targets outlined by geological mapping, soil/humus geochemistry and geophysics elsewhere in the Project area.

The immediate goal of the 2002 exploration program is to conduct a drilling program on the known zones of mineralization at Midrim and Alotta and to test new targets identified by the MEGATEM II airborne magnetic/electromagnetic survey on the Geoffroy Anomaly.

A proposed Phase 1, 6,000 m diamond drilling program has been recommended and approved by Aurora for 2002. Total cost for this program is anticipated at $727,100.


Superior Province
Southern Province and Nipigon Plate
Paleozoic and Mesozoic basin sequence
Subprovince boundary
Lansdowne House Property
Sachigo Subprovince
Bird River - Separation Lake greenstone belt
Berens River Subprovince
Uchi Subprovince
English River Subprovince
Winnipeg River Subprovince
Wabigoon subprovince
Quetico Subprovince
Opatica Subprovince
Wawa Subprovince
Lake Superior
Ontario
USA
Abitibi Subprovince
Ontario
Quebec
250 kilometres

Lansdowne House Project

Information on the Lansdowne House Project has been obtained from a National Instrument 43-101F1 technical report filed with securities regulators entitled "Aurora Platinum Corp., Lansdowne House Property, Bartman Lake Area, Northwestern Ontario" by Richard J. Mazur, P.Geo. and Ike A. Osmani, M. Sc., FGAC, P.Geo., dated April 12, 2002.

PROJECT DESCRIPTION AND LOCATION

The Lansdowne House Property is located approximately 40 km north-northeast of the First Nation community of Lansdowne House and 200 and 450 km, respectively, northeast of Pickle Lake and Thunder Bay in northwestern Ontario. The Property is centred at UTM 460 000E / 5817 000N and occurs within 43D/5, 6, 11 and 12 NTS Map sheets.

The Lansdowne House Property consists of 64 unpatented mining claims (898 units, 14,368 ha) located within Bartman (G-202), Springer (G-413) and Owen Lakes (G-364) areas. Of the 64 claims, 58 were staked in year 2000, with an expiry date of April 19, 2002 and 6 were staked in 2001, with an expiry date of March 3, 2003. Aurora Platinum Corp. owns 100% interest in all the claims on the Property. A total of $1,794,691 was spent on the Property and assessment was filed with the Geoscience Assessment Office on March 25, 2002 to hold all of the claims for a minimum of four years and some claims for five years.

ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTUCTURE AND PHYSIOGRAPHY

The Property is remotely located and can be accessed by major and subsidiary highways from Thunder Bay, Ontario to Pickle Lake and from there by fixed wing float aircraft and helicopter to the Lansdowne House Property. The Neskantaga First Nation community of Lansdowne House, 40 km south of the Property on Attawapiskat Lake is serviced by regularly scheduled flights and has an airstrip for small charter aircraft and float plane access.

The Project area receives extreme weather conditions. Heavy snowfalls occur between mid-October to December and then again from March through April. The winter is generally cold and dry with lows reaching up to –40C° is not uncommon, especially during late December and throughout January. Spring thaw usually occurs by mid-May. Summer is dry and hot reaching up to 30°C.

The Lansdowne House Property and adjacent areas are glacial drift-covered. The drift underlies both flat lying swampy areas and northeast-trending ridges (eskers) attaining maximum relief of 30 m. The larger water bodies on the Property are Bartman, Lavoie and Rowell Lakes. Water from these and other smaller lakes and rivers drain into the Hudson Bay via the Winisk and Attawapiskat river systems.

Outcrops are scarce (<1%) due to drift cover and tend to occur in small clusters. Outcrops are mainly observed in the Lavoie, Bartman and Gabbro (local name) lakes areas within south-central and western map areas.

Vegetation is modestly thick to locally sparse and commonly includes black spruce, birch, poplar and jackpine. Harvestable jackpine and poplar occur in the well- drained areas of the morainal complex. Alders and cedars are generally found along shores of lakes and rivers.

HISTORY

A summary of exploration activities on the Lansdowne House Property and adjacent areas is taken both from internal reports of private companies and government assessment files.

Lansdowne Minerals Limited and Winisk River Mines Limited are companies formed by Mr. Jack Rowlandson, founder of copper and gold mineralization in the area in 1936, who explored the Property from 1937 to 1940. Successive exploration companies evaluated these showings again with geophysics and drilling from 1956 to 1960 until the Canadian Nickel Company (Canico, now INCO Limited) conducted a systematic exploration program of airborne and ground geophysics, geological mapping and diamond drilling (47 holes, totaling 5839m) from 1970 to 1981.

Drilling was concentrated on the L-11 and M-12 zones, where electromagnetic anomalies coincident with magnetic highs occur in the Lavoie-Springer Lake area within south-central portion of the current Lansdowne House Property. This Property is currently held by PGM Ventures Ltd..

From 1983 to 1986, Forester Resources Inc. covered the current Lansdowne House Property with claims that included all Cu-Ni-PGM occurrences that were delineated by Canico. Forester conducted regional airborne and ground geophysical (magnetic, electromagnetic) and geological mapping surveys in the Rowlandson, Canopener and Springer-Lavoie lakes areas. The company's trenching, sampling and diamond drilling (~280m) efforts concentrated mainly in the Rowlandson Lake area. During 1985-86, a detailed IP survey was carried out and additional trenching and diamond drilling (~540m) was conducted. In 1992, KWG Resources Inc. carried out drilling essentially in the areas that were drilled by Canico in 1970-74. The company's drilling program confirmed Canico's results.

GEOLOGICAL SETTING

Regional Geology

In the regional context, the Lansdowne House Property lies within Sachigo Subprovince of northwestern Superior Province. The recently revised subdivision of the Sachigo Subprovince into the various terranes/blocks places the Property within 2.70 to 2.83 Ga old Oxford Lake-Stull Lake terrane (OST) near the contact with 2.9 to 3.0 Ga old North Caribou terrane (NCT) (Thurston, Osmani et al. 1991. The OST to the south and northwest is separated from the NCT, 2.73 to 2.88 Ga Island Lake terrane (ILT), 2.70 Ga Munro Lake terrane (MLT) by Stull-Wunnumin Fault Zone (SWFZ) and bounded in the north by Kenyan Structural Zone (KSZ).

These are long-lived, deep crustal structures, which probably represent the ancient terrane boundaries. The layered mafic-ultramafic Lansdowne House Igneous Complex (LHIC) and other similar intrusions (e.g., Big Trout Lake, Fishtrap Lake, Canopener Lake and other unnamed intrusions), occurring along these regional faults and their associated subsidiary structures, are thought to have been emplaced, possibly in an intra-continental rift environment.

The OST consists of the Stull Lake, Swan Lake, Ellard Lake, Big Trout Lake, part of a Mameigwess-Rowlandson Lake and other smaller greenstone belts. The terrane in the Manitoba-Ontario border area is dominated by 2.83 Ga old arc sequence, the Hayes River Group, unconformably overlain by 2706 Ma old Oxford Lake/Stull Lake sedimentary (alluvial-fluvial) and alkalic to calc-alkalic volcanic rock sequences. The NCT is characterized by 2.9 Ga old metavolcanic-metasedimentary sequences overlying ~3.0 Ga gneissic tonalitic basement.

The SWFZ and other regional structures were reactivated probably several times in their long-lived history resulting in the emplacement of alkalic complexes (e.g., 2534±147 Ma old Wapikopa Lake) and the emplacement of carbonatite complexes in the Mesoproterozoic (e.g., 1109±61 Ma Big Beaver House and 1145±74 Ma Schryburt Lake). The Winisk River Fault (WRF) hosts Attawapiskat kimberlite pipes (152±8 Ma to 180±9 Ma) in the James Bay area.

Property Geology

The layered LHIC was probably emplaced initially as a lopolith/sill-like body within the supracrustal (metavolcanic-metasedimentary) and gneissic tonalitic basement rocks of the OST. The intrusion at the present erosional level displays a ring-shaped structure (approximately 10 km X 13 km area) with outer shell predominantly comprised of mafic-ultramafic intrusive sequences and a core of complexly folded supracrustal and gabbroic rocks. After the emplacement, the intrusion has been folded along with supracrustal and tonalitic basement rocks and later tilted to the southwest, thus exposing the northeastern ultramafic base of the intrusion. The middle and upper (roof) zones, as revealed by bedrock mapping and diamond drilling, occur along the western and southern margins of the LHIC, respectively. The roof zone of the LHIC is exposed in the Gabbro Lake area in the extreme northwestern part of the Property. Detailed mapping, and a short drill hole (LH01-10, ~326m) in this area, revealed the magmatic stratigraphy, from the base upwards, comprising of melagabbro to mesocratic gabbro, quartz gabbro, leucogabbro-anorthosite and diorite to quartz diorite lithologies. The underlying ultramafic base was neither observed in the outcrops nor intersected in the hole.

The LHIC includes the following lithologies: a layered ultramafic sequence consisting of peridotite and pyroxenite/hornblendite at the base overlain by a thick package of layered/differentiated mafic rocks (melanocratic gabbro, mesocratic gabbro, leucogabbro to anorthosite and diorite). Myriads of mafic to intermediate dikes/sills (microgabbro, amphibolite and diorite), some are clearly related to the LHIC, intrude all lithologies of the complex and supracrustal rocks.

EXPLORATION

In 2000, Aurora Platinum Corporation carried out a reconnaissance mapping and lithogeochemical sampling program on the LHIC for Cu-Ni-PGM mineralization of economic significance. Thirty samples

were collected and analyzed and a majority of the samples yielded anomalous background values of Cu, Ni, Pd and Pt.

The objective of 2001 exploration program was:

1) to determine the size, shape and the architecture of igneous stratigraphy within the LHIC that would establish the suitability of the intrusion for hosting an economic PGM-Cu-Ni mineralization,

2) to find a distinct magmatic layer or phase that would host a reef-type PGM mineralization similar to those occur in the layered complexes of Stillwater, Montana and Bushveld, South Africa,

3) to extend and evaluate, both at depth and laterally, the possible extension of reported drill-indicated Cu-Ni-PGM resource in the southern part of the Property held by PGM Ventures, and also to find new occurrences of magmatic base metal sulphide mineralization.

An airborne geophysical survey was conducted by Fugro Airborne Geophysics and a prospecting/geological mapping, diamond drilling and extensive lithogeochemical sampling program was carried out under the direction of Ike Osmani, P.Geo., Greenstone Consulting of Sudbury, Ontario.

During the 2001 summer field season, a total of 141 grab samples were collected during the course of prospecting and mapping programs. Of these 141 samples, 10 were analyzed for whole rock geochemistry and the rest analyzed for Pd, Pt, Au, Cu, Ni, Co, Ag, Pb and Zn. The grab samples included both mineralized and non-mineralized mafic and ultramafic intrusive rocks, mafic metavolcanic and quartz veins/pods. The majority of mafic metavolcanic samples analyzed for Cu, Ni and PGM's either yielded geochemically anomalous values or were below the detection limit. From the economic perspective, the LHIC is the most significant potential host for Cu-Ni-PGM and/or PGM-only mineralization on the Property. The majority of the gabbroic samples analyzed with or without sulphides contained above the background value of 10 ppb PGM's, an arbitrarily assigned value for the Lansdowne House Property. The Cu-Ni values varied depending upon the amount of sulphides (po and cpy) present in these samples.

A MEGATEM electromagnetic and magnetic survey was flown between January 14 and 19, 2001, over the Lansdowne House Property by Fugro for a total of 1,512 line km. The survey data is presented as maps of the magnetic total field, calculated vertical gradient of the magnetics, apparent conductance, EM B-field X-coil channel 10 amplitude and EM anomalies at 1:20,000 scale.

The main purpose of the MEGATEM survey was to define the geological and structural framework of the LHIC and identify the areas of base metal sulphide mineralization covered under glacial drift on the basis of bedrock conductive and magnetic responses. With some exceptions, short anomalies of high conductivity associated with coincident magnetic anomalies of high susceptibility generally represent semi-massive to massive sulphide mineralization hosted by gabbroic rocks on the Property. Also, short and weak to moderate EM anomalies characterizing disseminated sulphides (trace to 5%) correlate with PGM-only mineralization as demonstrated in drill holes LH01-02 and 20. In these holes, strong conductors and magnetic susceptibilities correspond well with net-textured semi-massive to massive sulphides (Cu-Ni±Co) hosted within gabbros and associated breccia zones. Overlying this zone (70 to 80 m) is a distinctive meso- to leucocratic, sulphide-poor (trace to 3%) gabbro layer coincident with the PGM mineralization. Interpretation of magnetic vertical gradient suggests that the PGM reef horizon in these holes can be traced for at least six km along strike.

MINERALIZATION

The Lavoie Lake-Lavoie Creek and Bartman Lake areas may host potentially economic Cu-Ni-PGM mineralization and one area of vanadium-titanium±PGM mineralization was intersected in drill hole LH01-10 in the Gabbro Lake area within the northwestern part of the Property.

Lavoie Lake-Lavoie Creek Area

In the Lavoie Lake-Lavoie Creek area, two styles of base and precious mineralization occur: 1) PGM-dominated mineralization hosted within sulphide-poor (trace to 3% pyrrhotite-chalcopyrite), medium- to coarse-grained, meso- to leucocratic cumulate gabbro, and 2) Cu-Ni-PGM mineralization associated with disseminated and net-textured semi-massive to massive pyrrhotite-chalcopyrite within medium-grained, meso- to melanocratic cumulate gabbro and associated breccias. The second style of mineralization was not observed during the course of prospecting/mapping, but was identified by current and past drilling programs carried out in the area.

The best exposures of gabbros found with PGM mineralization occur along the full length of Lavoie Creek within the east-central part of the Property. The PGM in this area occurs in medium- to coarse-grained (to pegmatitic), mesocratic cumulate gabbro and within a uniquely layered mafic-ultramafic unit consisting of alternating layers of meso- to leucogabbro, anorthosite, and melanocratic gabbro to pyroxenite.

Bartman Lake Area

The Bartman Lake area is underlain predominantly by mafic metavolcanic rocks (massive to pillowed flows and associated breccias), which have been intruded by numerous, small and large sill-like bodies of mafic to ultramafic composition (gabbros, hornblendite/pyroxenite). Cu-Ni-PGM mineralization is associated with mafic intrusive in the Bartman Lake area.

Copper-nickel mineralization is characterized by the disseminated to semi-massive sulphides minerals pyrrhotite-chalcopyrite-pentlandite (po-cpy-pn) in mafic intrusive rocks. The PGM's are generally subordinate to the Cu-Ni mineralization. The best example of this style of mineralization was observed at the "Bartman Lake showing" located on the east shore of central Barman Lake. Two grab samples of mineralized gabbro taken from the showing, assayed highly anomalous base metals and weakly anomalous precious metals (3150 ppm Cu, 3110 ppm Ni, 278 ppm Co, 85 ppb Pt+Pd and 13 ppb Au and 665 ppm Cu, 1565 ppm Ni, 165 ppm Co and 42 ppb Pt+Pd).

Another location of significant Cu-Ni mineralization was observed in an old exploration trench located on the western shore of Bartman Lake, approximately 400 m south-southwest of Aurora's base camp. The trench is underlain by highly oxidized float of gabbroic and mafic metavolcanic rocks. The trenched and adjacent areas are characterized by a west-northwest-trending, linear anomaly of strong magnetic susceptibility representing the folded southeastern arm of the Bartman Lake North Magnetic High. One grab sample of mineralized gabbro assayed 1.11% Cu, 0.17% Ni, 0.018% Co and 6ppb Pt+Pd .

Shear-hosted gold was also discovered in this area. A grab sample of either mafic extrusive or intrusive rock, taken from an old trench located approximately 120m west of Bartman Lake, assayed 9.3 g/t gold and geochemically anomalous PGM, Cu and Ni. The sample contained 70-75% arsenopyrite and quartz fragments. The gold at this location occurs within a west-trending, 1-2 m wide silicified (quartz) shear zone. A broad, west- to northwest striking deformation zone, the Brazeau Lake Deformation Zone, transects this area. This deformation zone is coincident with a number of electromagnetic conductors that will be investigated for potentially economic gold mineralization in the Bartman Lake area.

Gabbro Lake Area

The newly discovered vanadium-titanium mineralization in drill hole LH01-10 is discussed in the section on drilling.

DRILLING

A total of 21 diamond drill holes, totaling 6,009.4 m, were drilled between March 28 – April 13, 2001

and from June 6 – August 27, 2001. This program, in addition to testing mineralized zones, was formulated to determine the stratigraphy of the LHIC.

A total of 3,324 samples, representing 4285.9 m of core, were taken and sent to the ALS Chemex, Mississauga, Ontario for assaying and whole rock geochemical analyses. All samples were analyzed for Pt, Pd, Au, Cu, Ni, Co, Ag, Pb and Zn. Selected oxide samples from drill hole LH01-10 were also analyzed for V, Ti, Fe, Cr and other trace elements

Significant Cu-Ni-PGM mineralization was intersected in DDH LH01-05 and 06, potential PGM reef-style mineralization was encountered in DDH LH01-02 and 20 and an oxide horizon with vanadium-titanium mineralization was discovered in DDH LH01-10. Some interesting intersections of shear-hosted gold mineralization were intersected during the drill campaign as well as minor zinc mineralization related to volcano-sedimentary rocks.

In the early 1970's, INCO delineated several zones of low grade Cu-Ni mineralization in the Lavoie Lake area underlain by the gabbroic middle zone of the LHIC. In 1992, KWG Resources/Spider Resources virtually re-drilled these deposits, all located outside of the Lansdowne House Property, confirming Inco's findings. Diamond drilling under the current program tested both Inco's findings and new adjacent areas discovering and/or re-discovering similar grades however, potential exists for better grades both at depth and laterally. Under the current program, many drill holes intersected several broad, but lower grade mineralization that included multiple, narrow intercepts of better grade Cu, Ni and PGM's. Examples of this type of mineralization were observed in drill holes LH01-02, 03, 05 and 06. In drill hole LH01-06, a 220.6 m intercept contained 0.23% Cu+Ni, 0.32 g/t Pd+Pt+Au, also includes 0.4% Cu+Ni, 0.3 g/t Pd+Pt+Au over 39.0m. A highly anomalous broad zone of Cu-Ni-PGM mineralization was also intersected at 90.0m-167.0 m in drill hole LH01-02, which yielded 0.34% Cu+Ni, 0.22 g/t Pd+Pt+Au over 77.0m. This included 0.81% Cu+Ni, 0.42 g/t Pd+Pt+Au over 11.0 m (90.0m-101.0m), 0.53% Cu+Ni, 0.32 g/t Pd+Pt+Au over 42.6 m (90.0m-132.6m), 0.73% Cu+Ni, 0.5 g/t Pd+Pt+Au over 11.6 m (121.0m-132.6m); and 1.43% Cu+Ni, 0.93 g/t Pd+Pt+Au over 4.5 m (128.1m-132.6m).

With regards to Pt-Pd mineralization, the gabbroic middle zone in the Lavoie Creek area holds best promise of hosting an economic ore body. Magnetic highs with flanking medium to low magnetic susceptibilities, with or without EM anomalies were either disregarded or thought to be low priority targets by earlier exploration programs. These supposedly low priority targets are proven at two locations by current drilling to be good geophysical targets for PGM mineralization. The medium- to lower magnetic signatures generally corresponds with sulphide-poor, non-magnetic gabbros on the Property. Examples of these were revealed in drill holes LH01-02 and 20, where a non-magnetic, sulphide-poor (trace to 3% po-cpy), medium- to coarse-grained cumulate meso- to leucocratic gabbro reef hosting 1.1 g/t Pt+Pd over 4.5 m and 1.04 g/t Pt+Pd over 25.5 m, respectively.

In DDH LH01-02 and LH01-20, the reef occurs 70 to 80 m vertically above the sulphide-rich Cu-Ni zone, which corresponds well with strong EM anomalies. This can be used as a marker horizon in delineating the PGM mineralization in the Lavoie Creek and possibly to other areas on the Property. Using this as a guide to exploration, the PGM horizon can be extended by simply following the strong EM anomaly to the west north of Lavoie Creek , to northeast in the drill hole 5 area and then a small jog to southwest and back east-northeast towards the Lavoie Creek forming a large, and a small Z-shaped drag fold. The PGM mineralization may also extend further to northeast in an area where Lavoie Creek drains into the wider water body but since there are no strong conductors to follow its presence here cannot be interpreted with certainty. However, prospecting and lithogeochemical sampling in this area did reveal many anomalous Pt+Pd zones (12-260 ppb Pt+Pd) hosted by layered gabbro-anorthosite and coarse-grained gabbros, suggesting a possible extension of the PGM horizon in this area.

A previously unknown horizon of vanadium mineralization associated with semi-massive to massive magnetite cumulate within gabbro-leucogabbro-anorthosite sequences, representing the roof zone of the igneous complex, was in the Gabbro Lake area, near the northwestern Property boundary. Three

intercepts containing near economic grades of vanadium and titanium oxides are: 0.34% V_2O_5 and 0.5% TiO_2 over 13.5 m (126.0m-139.5m), 0.4% V_2O_5 and 0.42% TiO_2 over 6 m (144.0m-150.0m) and 0.081% V_2O_5 and 0.27% TiO_2 over 3 m (175.8m-178.0m). The average V_2O_5/TiO_2 ratio from all three intercepts stands at 0.7. These results were obtained from samples analyzed by the ICP partial digestion method. However, when randomly selected core samples from all three intercepts analyzed by the complete digestion method, all revealed higher values of V_2O_5 (up to 0.81%) and TiO_2 (8.2%) than those determined earlier. These values are comparable to vanadium deposits being mined (0.47% to 1.4% V_2O_5) in the Bushveld Igneous Complex, South Africa and at the Windimurra Mine, Australia.

SAMPLING AND ANALYSIS

Aurora has implemented a quality control program to ensure best practice in the sampling and analysis of the drill core. The drill core is split in half with a hydraulic core splitter and half of the drill core is generally sampled in half metre, one-metre or one and a half metre intervals. The remaining half of the core is stored in core racks at the Company's exploration camp at Bartman Lake. Lithogeochemical samples are panel sampled or channel sampled during mapping and prospecting to be representative of the outcrop.

Samples are dried, crushed and approximately 250 grams are pulverized to pass 75 microns at ALS Chemex's preparation facility in Mississauga, Ontario. This ISO 9002 registered laboratory is preparing for ISO 17025 certification and has participated successfully in the CANMET PTP-MAL round robin program.

Pulps are shipped to the ALS Chemex laboratory in Vancouver, B.C. for analyses. Gold, platinum and palladium are analyzed by fire assay with an ICP finish. A gravimetric assay is done for gold values greater than 1000 ppb. Silver, copper, nickel and cobalt are initially digested in a partial extraction by aqua regia digestion and analyzed by atomic absorption. For values greater than 10,000 ppm a total digestion with atomic absorption finish is undertaken. Vanadium and titanium are either partially or totally digested and analyzed by ICP.

The authors of the technical report are satisfied that the geological controls, accuracy of surveying of drill collars and downhole orientation, the sampling methods and procedures and the chain of custody met with the highest standards of best practice. Aurora is using a reputable, certified lab for their analysis and the analytical methods used for the Project meets with industry standards.

In the opinion of the authors of the technical report, adequate quality control procedures are in place for the reconnaissance stage of the Project and the computerized data management system utilized by Aurora is of the highest standards.

SECURITY OF SAMPLES

The drill core and lithogeochemical samples are transported in security-sealed bags for preparation at ALS Chemex in Mississauga, Ontario.

MINERAL RESOURCE AND RESERVE ESTIMATES

There are no mineral resources or mineral reserves defined.

MINING OPERATIONS

The Project is at an exploration stage. There are no mining operations on the Property.

EXPLORATION AND DEVELOPMENT

While a $1.35 million program of ground geophysics and 5,000 m of diamond drilling have been recommended for the Property, Aurora is currently seeking joint venture participation in this program.

HUMAN RESOURCES

In order to carry out its business activities in Canada, the Issuer retains approximately 15 people on either a consulting or contract basis. Aurora also engages various other independent contractors from time to time to supply work on specific projects and property programs.

ITEM 5: SELECTED FINANCIAL INFORMATION

5.1 Annual Financial Information

	Fiscal Years Ended		
	December 31, 2001[1]	December 31, 2000[1]	December 31, 1999
Total Revenues	$164,261	$87,282	$ -
Loss	(1,205,119)	(365,468)	(34,476)
Loss Per Share[2]	(0.09)	(0.26)	(0.03)
Total Assets	10,690,098	8,082,668	1,952

(1) Data reflects the increased level of exploration and corporate activities.
(2) Fully diluted loss per share has not been presented, as it is anti-dilutive.

Quarterly Financial Information

	2001 FISCAL QUARTER ENDED[1]			
	December 31	September 30	June 30	March 31
Total Revenues	$12,883	$42,999	$37,948	$70,431
Loss	(898,378)	(119,756)	(157,558)	(201,801)
Loss Per Share [2]	(0.06)	(0.01)	(0.01)	(0.02)

	2000 FISCAL QUARTER ENDED [1]			
	December 31	September 30	June 30	March 31
Total Revenues	$59,944	$24.460	$2,878	-
Loss	(131,721)	(136,296)	(87,145)	(10,306)
Loss Per Share [2]	(0.15)	(0.08)	(0.08)	(0.01)

(1) Data reflect the increased level of exploration and corporate activities.
(2) Fully diluted loss per share has not been presented as they are anti-dilutive.

5.2 Dividend Policy

The Issuer has not, since its incorporation, paid any dividends on any of its shares and has no present intention of paying dividends. The future dividend policy will be determined by the Board of Directors on the basis of earnings, financial requirements and other relevant factors.

ITEM 6: MANAGEMENT'S DISCUSSION AND ANALYSIS

Overview

Aurora is a resource exploration company engaged in the acquisition and exploration of nickel-copper-platinum-palladium mineral properties in Ontario and Quebec. Operations are conducted either directly or through agreements with third parties. The Company's head office is located in Vancouver, British Columbia with exploration offices located in Sudbury, Ontario and Laverlochere, Quebec.

Results of Operations

Year Ended December 31, 2001 compared to Year Ended December 31, 2000

The losses for 2001 and 2000 were $1,205,119 or $0.09 per share and $365,468 or $0.26 per share, respectively. The increased loss in the current year reflects business activity for a full year compared to a partial year in 2000. However, a lower loss per share is a reflection of a significantly larger number of shares outstanding in 2001.

The Company earned $164,261 in interest during the current year, averaging a return of approximately 3.8%. $87,282 in interest was earned in 2000.

In May 2000, Aurora entered into an Administrative Services Agreement with Southwestern Resources Corp. (formerly Southwestern Gold Corporation) ("Southwestern") whereby a fee of $8,000 per month is paid by the Company for office rent, secretarial and other administrative supplies and services. A total of $96,000 of such fees is included in consulting and management fees in 2001 compared to $60,000 in 2000. In addition, the Company paid $140,025 in fees on account of consulting and management services provided by directors, officers and other consultants during the year and included this expense in consulting and management fees. Similar expenditures during the same period in 2000 amounted to $79,637.

The investor relations expense includes regulatory and transfer agent fees, the costs related to the printing and dissemination of shareholder information, and other investor relations activities. Investor relations costs amounted to $694,437 in 2001 compared with $117,230 in the previous year. In 2001, an additional one-time cost of approximately $400,000 (US$250,000) was incurred to reprint and disseminate, to at least 250,000 potential investors, a third party editorial containing information regarding the Company.

Legal and accounting expenses increased by approximately $126,000 partly due to legal fees relating to various financing and corporate matters and also adopting the policy of having the Company's auditors conduct quarterly reviews of interim financial statements.

An accrual of $46,462 is included in office expense for the Part XII.6 tax payable to the Receiver General on account of flow through expenditures renounced as a consequence of the look-back rule. Under the look-back rule, the Company is entitled to renounce eligible expenditures it has incurred or plans to incur in year 2 with retroactive effect to Year 1. However, the corporation is required to pay a tax which is calculated on the unspent portion at the end of each month in year 2 of the amount renounced.

During the year, the Company abandoned the McDonough Property and wrote off resource property expenditures of $118,103.

Year Ended December 31, 2000 compared to Year Ended December 31,1999

The losses for 2000 and 1999 were $365,468 or $0.26 per share and $34,476 or $0.03 per share, respectively. The increased loss in 2000 reflects an increase in business activity as a result of the reorganized Company and its new business focus.

The $87,282 increase in interest income resulted from the investment of additional cash derived from the proceeds of private placements.

Included in consulting and management fees is $60,000 in management fees charged by Southwestern and $79,637 in consulting fees.

Debt financing expense of $50,000 was incurred under the terms of loan agreement that required a 25,000 common shares bonus to be paid to each of Southwestern and Exploration Capital Partners.

Other general and administrative expenses increased by $226,677 in 2000 due to an increase in corporate activities such as investor relations, travel, accounting and legal.

Financial Condition, Liquidity and Capital Resources

The Company's working capital at December 31, 2001 was $2.1 million compared to working capital of $6.2 million as at December 31, 2000. Working capital at December 31, 1999 was ($54,773).

The value of resource properties increased by $6.8 million during the year ended December 31, 2001, primarily relating to exploration expenditures incurred on the Falconbridge properties ($2.4 million), Midrim property ($1.0 million), Belleterre property ($1.0 million), Lansdowne House ($1.6 million), and other properties ($0.8 million).

The value of resource properties increased by $1,641,892 during the year ended December 31, 2000. The major components of this change include expenditures of $1,388,672 and option payments totaling $170,000 that were made in the form of common shares of the Company relating to the Belleterre, Midrim and McDonough properties.

The Company's share capital at December 31, 2001 was $19,082,670 compared to $7,787,364 at December 31, 2000 and $6,939,484 at December 31, 1999. Increases in share capital resulted from the issuance of common shares. The deficit was $8,612,797 as at December 31, 2001, $7,407,678 as at December 31, 2000, and $7,402,210 as at December 31, 1999.

As at December 31, 2001and 2000 the Company had no bank loans or long term debt outstanding. There was a long term loan of $12,500 outstanding as at December 31, 1999.

During the year ended December 31, 2001, the Company issued an aggregate of 12,917,534 common shares for net proceeds of $11,175,306. Net proceeds of $8,315,456 were received from the completion of two private placements whereby 7,615,716 shares were issued. The Company also received $2,859,850 from the exercise of warrants and stock options. 58,493 common shares were issued pursuant to the terms of various option agreements relating to mineral properties.

During the year ended December 31, 2000, the Company issued an aggregate of 1,947,968 common shares for cash proceeds of $544,720. A total of 1,565,150 shares were issued pursuant to a loan agreement and the conversion of a $500,000 debt to equity and 61,000 shares were issued for

proceeds of $$44,720 upon the exercise of stock options. The Company also issued 170,000 shares pursuant to options agreements relating to minerals properties and another 83,160 shares in settlement of a finder's fee.

On January 18, 2002, the Company closed a private placement of 235,292 units at $2.55 per unit for gross proceeds of $599,995. Each unit consists of one common share and one-half of a common share purchase warrant. Each whole share purchase warrant will entitle the holder to buy one common share for a price of $3.00 until January 18, 2003 and for a price of $3.50 until January 18, 2004.

Working capital decreased by $4.1 million and was reduced to $2.1 million at December 31, 2001. The change reflects resource property expenditures of $6.8 million and operating expenditures of $1.1 million, which were partially offset by proceeds from share issuances of $3.8 million. The Company's current working capital position is sufficient to fund its planned exploration and meet short term obligations as they become due.

ITEM 7: MARKET FOR SECURITIES

The common shares of the Issuer are listed on the TSX Venture Exchange ("TSX Venture") under the symbol ARP. The Company is classified as a "Tier 1" company on the TSX Venture.

ITEM 8: DIRECTORS AND OFFICERS

Name and Municipality of Residence	Position with Aurora	Principal Occupation, Business or Employment During the Past Five Years	Director Since
George H. Plewes Pembroke, Bermuda	Chairman of the Board and Director	Chairman of the Board and Director of Aurora, Southwestern Gold Corporation, and Canabrava Diamond Corporation	May 12, 2000
John G. Paterson Vancouver, B.C.	President, Chief Executive Officer, Director	President and Director of Aurora; Professional Geologist; President, Chief Executive Officer and Director, Southwestern Gold Corporation; President Glengarry Resource Management, (private minerals exploration consulting Issuer).	May 12, 2000
Daniel G. Innes West Vancouver, B.C.	Vice-President, Exploration and Director	Vice-President, Exploration and Director of the Issuer; Professional Geologist; Vice-President, Exploration and Director, of Southwestern Gold Corporation; Director, Canabrava Diamond Corporation; President of D.G. Innes & Associates Ltd. (a private mineral exploration consulting Issuer).	May 12, 2000
John J. Fleming [(1)(2)] Calgary, AB	Director	President of Bonanza Energy Ltd. (a private oil and gas Issuer).	May 12, 2000
Michael D. Winn [(1)(2)] Laguna Beach, California	Director	President, Terrasearch Inc. (financial consulting Issuer)	May 12, 2000
John J. Brown Vancouver B.C.	Director	President and Director of Pacific Opportunity Issuer Ltd. From 1994 to present; President of the Issuer from 1996 to May, 2000; Director of United States Lime & Minerals Inc., Globemin Resources Ltd., Cordova Industries Ltd., Barker Minerals Ltd., Spartacus Capital Inc. and other private and public firms.	1996
A. Murray Sinclair[(1)(2)] Vancouver, B.C.	Director	Partner, Quest Management Corp., December 1996 to date	May 12, 2000
Thomas W. Beattie West Vancouver, B.C.	Vice-President, Corporate Development Corporate Secretary	Vice-President, Corporate Development and Corporate Secretary of Aurora since May 2000; Vice-President, Corporate Development and Secretary of Southwestern Gold and Canabrava Diamond Corporation since 1996; President and Director of Westvista Management Inc. (private consulting Issuer).	N/A
Parkash K. Athwal Ladner, B.C.	Vice-President Finance and Chief Financial Officer	Vice-President and Chief Financial Officer of the Issuer, Southwestern Gold Corporation and Canabrava Diamond Corporation (public mineral exploration companies) since December 2000 and Controller thereof from March 1994 to November 2000.	N/A

(1) Member of Audit Committee
(2) Member of Compensation Committee

As at May 4, 2002, the directors and senior officers of the Issuer as a group owned beneficially, directly or indirectly, or exercised control or direction over 2.5% of the outstanding common shares of the Company.

The term of office of each director expires at the next annual general meeting of shareholders of the Issuer presently scheduled for May 17, 2002.

8.2 Corporate Cease Trade Orders Or Bankruptcies

No director, officer, promoter or other member of management of the Issuer is, or within the ten years prior to the date hereof has been, a director, officer, promoter or other member of management of any other issuer that, while that person was acting in the capacity of a director, officer, promoter or other member of management of that issuer, was the subject of a cease trade order or similar order or an order that denied the issuer access to any statutory exemptions for a period of more than thirty consecutive days was declared bankrupt or made a voluntary assignment in bankruptcy, made a proposal under any legislation relating to bankruptcy or insolvency or has been subject to or appointed to hold the assets of that director, officer or promoter.

8.3 Penalties Or Sanctions

No director, officer, promoter or other member of management of the Issuer has, during the ten years prior to the date hereof, been subject to any penalties or sanctions imposed by a court or securities regulatory authority relating to trading in securities, promotion, formation or management of a publicly traded company, or involving fraud or theft.

8.4 Individual Bankruptcies

No director, officer, promoter or other member of management of the Issuer has, during the ten years prior to the date hereof, been declared bankrupt or made a voluntary assignment into bankruptcy, made a proposal under any legislation relating to bankruptcy or insolvency or has been subject to or instituted any proceedings, arrangement, or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold his or her assets.

8.5 Conflicts Of Interest

The directors of Aurora are required by law to act honestly and in good faith with a view to the best interests of the Company and to disclose any interests which they may have in any project or opportunity of Aurora. If a conflict of interest arises at a meeting of the board of directors, any director in a conflict will disclose his interest and abstain from voting on such matter.

To the best of the Company's knowledge, and other than disclosed herein, there are no known existing or potential conflicts of interest among Aurora, its promoters, directors, officers or other members of management as a result of their outside business interests:

> except that certain directors and officers of Aurora are, and may continue to be, involved in the mining and mineral exploration industry through their direct and indirect participation in corporations, partnerships or joint ventures which will be potential competitors of Aurora. Situations may arise in connection with potential acquisitions where the other interests of these directors and officers may conflict with the interests of Aurora. Directors and officers of Aurora with conflicts of interest will be subject to and will follow the procedures set out in applicable corporate and securities legislation, regulation, rules and policies.

ITEM 9: ADDITIONAL INFORMATION

Additional information, including directors' and officers' remuneration and indebtedness, principal holders of the Issuer's securities, options to purchase securities, and interest of insiders in material transactions, is contained in the Issuer's information circular for the Annual General Meeting of Shareholders scheduled to be held on May 17, 2002. Additional financial information is provided in the Issuer's comparative financial statements for the years ended December 31, 2001 and 2000, and the Issuer's 2001 Annual Report. A copy of these documents may be obtained upon request from the Company at 1650 - 701 West Georgia Street, Vancouver, British Columbia, V7Y 1C6.



Computershare Trust Company of Canada
510 Burrard Street, Vancouver, BC V6C 3B9 Tel.: (604) 661-9400 Fax: (604) 683-3694

April 11, 2002

To: All Applicable Commissions and Stock Exchanges

Dear Sirs:

Subject: AURORA PLATINUM CORP.

We confirm that the following material was sent by pre-paid mail on April 11, 2002, to the registered shareholders of the subject Corporation:

1. 2001 Annual Report/Financial Statements as at December 31, 2001 and 2000
2. Notice of Annual General Meeting/Management Information Circula
3. Quarterly and Year End Report BC Form 51-901F for the Quarter Ended December 31, 2001/Schedules B-C
4. Proxy
5. Supplemental Mailing List Return Card
6. Return Envelope

We further confirm that copies of the above mentioned material were sent by courier to each intermediary holding shares of the Corporation who responded to the search procedures pursuant to Canadian Securities Administrators' National Policy Statement No. 41 regarding shareholder communications.

In compliance with regulations made under the Securities Act, we are providing this material to you in our capacity as agent for the subject Corporation.

Yours truly,

COMPUTERSHARE TRUST COMPANY OF CANADA

"Anita Dayal"
Assistant Account Manager
Stock Transfer, Client Services
Telephone: (604) 661-0270
Fax: (604) 683-3694



Computershare Trust Company of Canada
510 Burrard Street, Vancouver, BC V6C 3B9 Tel.: (604) 661-9400 Fax: (604) 683-3694

April 11, 2002

To: All Applicable Commissions and Stock Exchanges

Dear Sirs:

Subject: CANABRAVA DIAMOND CORPORATION

We confirm that the following material was sent by pre-paid mail on April 11, 2002, to the registered shareholders of the subject Corporation:

1. 2001 Annual Report/Consolidated Financial Statements as at December 31, 2001 and 2000
2. Notice of Annual and Special Meeting/Management Information Circula
3. Quarterly and Year End Report BC Form 51-901F for the Quarter Ended December 31, 2001/Schedules B-C
4. Proxy
5. Supplemental Mailing List Return Card
6. Return Envelope

We further confirm that copies of the above mentioned material were sent by courier to each intermediary holding shares of the Corporation who responded to the search procedures pursuant to Canadian Securities Administrators' National Policy Statement No. 41 regarding shareholder communications.

In compliance with regulations made under the Securities Act, we are providing this material to you in our capacity as agent for the subject Corporation.

Yours truly,

COMPUTERSHARE TRUST COMPANY OF CANADA

"Anita Dayal"
Assistant Account Manager
Stock Transfer, Client Services
Telephone: (604) 661-0270
Fax: (604) 683-3694

FORM 51-901F

QUARTERLY REPORT

Incorporated as part of: [ ] Schedule A

[X] Schedule B & C

ISSUER DETAILS:

For Quarter Ended:	December 31, 2001
Date of Report:	March 27, 2002
Name of Issuer:	Aurora Platinum Corporation
Issuer's Address:	1650-701 West Georgia Street Vancouver, B.C., V7Y 1C6
Issuer's Fax Number:	604-688-5175
Issuer's Phone Number:	604-669-2525
Contact Person:	Parkash K. Athwal
Contact's Position:	Vice President, Finance
Contact Telephone Number:	604-669-2525

CERTIFICATE

The Schedule(s) required to complete this Quarterly Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Quarterly Report will be provided to any shareholder who requests it. Please note this form is incorporated as part of both the required filing of Schedule A and B&C.

John G. Paterson	"John G. Paterson"	March 27, 2002
Name of Director	Signed (typed)	Date Signed
Daniel G. Innes	"Daniel G. Innes"	March 27, 2002
Name of Director	Signed (typed)	Date Signed

Aurora Platinum Corp.
Quarterly Report - Form 51-901F
For the year ended December 31, 2001

Schedule B : Supplementary Information

Statement of Deferred Exploration Expenditures
(unaudited)

	Falconbridge Properties	Midrim Property	Belleterre Property	Lansdowne House Property	Other	December 31, 2001	December 31, 2000
Balance, beginning of year	$ 625,100	$ 504,685	$ 139,149	$ 134,669	$ 238,290	$ 1,641,893	$ -
Property acquisition, assessment and maintenance	15,778	114,496	117,079	10,087	101,546	$ 358,986	367,268
Analytical	121,015	24,875	42,536	106,082	70,213	$ 364,721	68,330
Geophysics	400,744	111,985	177,306	172,748	123,745	$ 986,528	216,141
Geology	367,721	131,406	198,770	236,324	417,181	$ 1,351,402	482,146
Drilling	1,342,673	523,629	403,769	980,008	5,890	$ 3,255,969	267,306
Research	2,100	0	0	18,179	2,100	$ 22,379	12,788
Project administration	194,250	59,498	55,493	87,648	134,336	$ 531,225	227,914
Property costs written off					(118,103)	(118,103)	
Balance, end of period	$ 3,069,381	$ 1,470,574	$ 1,134,102	$ 1,745,745	$ 975,198	$ 8,395,000	$ 1,641,893

An amount of $118,103 was written off due to the abandoning of the McDonough Property.

Related Party Transactions for the year ended December 31, 2001

Fees paid on account of consulting and management services provided by directors and officers	$ 282,616
Amounts paid to Southwestern Resources Corp (a company related by directors in common) per terms of an Administrative Services Agreement	$ 96,000 *

* For administrative services such as accounting, secretarial, office supplies, rent, and insurance.

Common Shares issued during the year

Date	Purpose	Shares	Proceeds	Price	Commission	Consideration
Jan /01	Exercise of stock options	37,500	$ 27,000	$ 0.72	-	Cash
Jan/01	Exercise of stock options	36,000	$ 27,720	$ 0.77	-	Cash
Jan/01	Exercise of stock options	4,000	$ 15,401	$ 3.85	-	Cash
Feb/01	Exercise of stock options	5,000	$ 3,850	$ 0.77	-	Cash
Feb/01	Exercise of Series A special warrants	40,000	$ 20,000	$ 0.50	-	Cash
Mar/01	Exercise of Series A special warrants	1,128,000	$ 564,000	$ 0.50	-	Cash
Apr/01	Exercise of Series A special warrants	1,243,000	$ 621,500	$ 0.50	-	Cash
May/01	Exercise of Series A special warrants	146,600	$ 73,300	$ 0.50	-	Cash
May/01	Exercise of stock options	37,500	$ 28,875	$ 0.77	-	Cash
June/01	Exercise of stock options	3,000	$ 2,310	$ 0.77	-	Cash
June/01	Exercise of Series A special warrants	66,900	$ 33,450	$ 0.50	-	Cash
July/01	Exercise of stock options	2,000	$ 1,540	$ 0.77	-	Cash
July/01	Exercise of Series A special warrants	70,500	$ 35,250	$ 0.50	-	Cash
Aug/01	Exercise of Series A special warrants	1,480,000	$ 740,000	$ 0.50	-	Cash
Aug/01	Midrim Property option	25,000	$ 50,000	$ 2.00	-	Mineral Property Option
Sept/01	Exercise of Series A special warrants	825,000	$ 412,500	$ 0.50	-	Cash
Oct/01	Exercise of stock options	1,000	$ 770	$ 0.77	-	Cash
Oct/01	Belleterre Property option	33,493	$ 70,000	$ 2.09	-	Mineral Property Option
Dec/01	Exercise of stock options	37,500	$ 28,875	$ 0.77	-	Cash
Dec/01	Exercise of broker warrants	79,825	$ 223,510	$ 2.80	-	Cash
Dec/01	Private Placement	335,000	$ 1,005,000	$ 3.00	$ 75,375	Cash

Share Capital as at December 31, 2001

	Common	Special Warrants
Authorized shares	100,000,000	
Par value	N.P.V.	
Shares issued	15,992,869	

Warrants issued during the year ended December 31, 2001

On December 31, 2001 the company issued 167,500 share purchase warrants as part of a private placement. Each whole share purchase warrant entitles the holder to purchase one non-flow through common share at a price of $4.00 within 12 months after closing.

Also as part of the same private placement, 33,500 broker warrants were issued. Each broker warrant entitles the holder to buy one non - flow through common share at a price of $3.20 within 12 months after closing.

Warrants outstanding at December 31, 2001

Date	Number	Exercise Price	Expiry date
Nov 10/00	1,140,358	$ 3.50	Nov 10/02
Nov 10/00	14,247	$ 2.80	Nov 10/02
Dec 31/01	167,500	$ 4.00	Dec 31/02
Dec 31/01	33,500	$ 3.20	Dec 31/02

Stock options issued during the year ended December 31, 2001

Date	Optionee	Number	Price	Expiry
March 9/01	Consultants	15,000	$ 4.25	March 7/06
March 9/01	Employees	10,000	$ 4.25	March 7/06

May 11/01	George Plewes	175,000	$	3.70	May 10/06
May 11/01	John Paterson	175,000	$	3.70	May 10/06
May 11/01	Daniel Innes	175,000	$	3.70	May 10/06
May 11/01	John Fleming	50,000	$	3.70	May 10/06
May 11/01	John Brown	50,000	$	3.70	May 10/06
May 11/01	Michael Winn	50,000	$	3.70	May 10/06
May 11/01	Murray Sinclair	50,000	$	3.70	May 10/06
May 11/01	Thomas Beattie	75,000	$	3.70	May 10/06
May 11/01	Parkash Athwal	75,000	$	3.70	May 10/06
May 11/01	Employees	24,000	$	3.70	May 10/06
May 11/01	Consultants	37,000	$	3.70	May 10/06
July 9/01	Consultant	50,000	$	3.40	July 8/06

Stock options outstanding at December 31, 2001

Number		Exercise Price	Expiry
963,000	$	0.77	May 11, 2005
8,500	$	3.85	Sept 5, 2005
7,000		$3.50-$4.09	Oct 31,2005
20,000	$	4.25	March 7,2006
936,000	$	3.70	May 10,2006
50,000	$	3.40	July 8, 2006
1,984,500			

Statement of Office Expense

	Period Ended December 31, 2001
Stationery & supplies	$ 22,488
Interest and bank charges	6,488
Telecommunications, postage & courier	11,162
Corporate taxes	65,248
Miscellaneous	8,331
	$ 113,717

Directors and Officers of Aurora Platinum Corp.

George H. Plewes	Chairman and Director	Pembroke, Bermuda
John G. Paterson	President, CEO, and Director	Vancouver, B.C.
Daniel G. Innes	Vice President, Exploration, Director	West Vancouver, B.C.
Michael D. Winn	Director	Laguna Beach, California
A. Murray Sinclair	Director	Vancouver, B.C.
John Brown	Director	Vancouver, B.C.
John J. Fleming	Director	Calgary, Alberta
Parkash K. Athwal	Vice President, Finance and CFO	Ladner, B.C.
Thomas W. Beattie	Vice President, Corporate Development and Corporate Secretary	West Vancouver, B.C.

Schedule C : Management Discussion (see attachment)

Investor Relations Activities

In 2001 investor relations activities were carried out by the Chairman of the Company, and included communicating with shareholders and members of the investment community. Consideration paid is included in the Related Party Transaction section above and is reflected in the financial statements under consulting fees. Investor Relations expenditures include regulatory and transfer agent fees, and the costs related to the printing and dissemination of shareholder information.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

December 31, 2001 and 2000

Description of Business

The Company commenced business operations in May 2000 as a development stage mineral exploration company engaged in the acquisition and exploration of nickel-copper-platinum-palladium mineral properties in Ontario and Quebec. Operations are conducted either directly or through agreements with third parties. The focus of exploration during 2001 was on the Midrim and Belleterre properties in Quebec, the Falconbridge properties in Sudbury, and the Lansdowne House Property in northwestern Ontario.

Results of Operations

The losses for 2001 and 2000 were $1,377,493 or $0.10 per share and $365,468 or $0.26 per share, respectively. The increased loss in the current year reflects business activity for a full year compared to a partial year in 2000. However, a lower loss per share is a reflection of a significantly larger number of shares outstanding in 2001.

The Company earned $164,261 in interest during the current year, averaging a return of approximately 3.8%. Interest amounting to $87,282 was earned in 2000.

Consulting and management fees includes $96,000 in management fees paid to Southwestern Resources Corp. ("Southwestern"), $140,025 in fees on account of consulting and management services provided by directors, officers and other consultants, and $172,374 in stock-based compensation expense relating to stock options issued to non-employees during the year. In comparison, during 2000, $60,000 was paid to Southwestern and $79,637 to directors, officers and other consultants. There was no stock-based compensation expense recorded in 2000.

General exploration expense of $11,893 (2000 - $1,960) relates to expenditures of a general reconnaissance nature that are charged to expense during the year.

The investor relations expense includes regulatory and transfer agent fees, the costs related to the printing and dissemination of shareholder information, and other investor relations activities. Investor relations costs amounted to $694,437 in 2001 compared with $117,230 in the previous year. In 2001, an additional one-time cost of approximately $400,000 (US$250,000) was incurred to reprint and disseminate, to at least 250,000 potential investors, a third party editorial containing information regarding the Company. Legal and accounting expenses increased by approximately $126,000 partly due to legal fees relating to various financing and corporate matters as well as implementing the Board of Directors' recommendation of having the Company's auditors conduct quarterly reviews of interim financial statements.

An accrual of $46,462 is included in office expense for the Part XII.6 tax payable to the Receiver General on account of flow through expenditures renounced as a consequence of the look-back rule. Under the look-back rule, the Company is entitled to renounce eligible expenditures it has incurred or plans to incur in year 2 with retroactive effect to Year 1. However, the corporation is required to pay a tax which is calculated on the unspent portion at the end of each month in year 2 of the amount renounced.

During the year, the Company abandoned the McDonough Property and wrote off resource property expenditures of $118,103.

Financial Condition, Liquidity and Capital Resources

In February 2001, the Company received clearance from the securities commissions in British Columbia, Alberta and Ontario for a final prospectus filed to qualify the distribution of 7,280,716 common shares for special warrants and agents' compensation warrants issued in 2000.

During 2001, cash proceeds of $2.7 million were received from the exercise of five million common share purchase warrants at $0.50 each and 79,825 agent's compensation warrants at $2.80 each. Both were issued pursuant to private placements done in 2000.

On December 31, 2001, the Company issued 335,000 flow through units at $3.00 per unit for gross proceeds of $1,005,000. Each unit consists of one flow through common share and one-half of a flow through common share purchase warrant. Each whole share purchase warrant will entitle the holder to buy one flow through common share for $4.00 before December 31, 2002. The agent received a cash commission of 7.5% of gross proceeds from the sale of the units and 33,500 broker warrants entitling the holder to purchase one non-flow through common share at a price of $3.20 before December 31, 2002.

On January 18, 2002, the Company closed a private placement of 235,292 units at $2.55 per unit for gross proceeds of $599,995. Each unit consists of one common share and one-half of a common share purchase warrant. Each whole share purchase warrant will entitle the holder to buy one common share for a price of $3.00 until January 18, 2003 and for a price of $3.50 until January 18, 2004.

The value of resource properties increased by $6.8 million during the year relating to exploration expenditures incurred on the Falconbridge properties ($2.4 million), Midrim Property ($1.0 million), Belleterre Property ($1.0 million), Lansdowne House Property ($1.6 million) and other properties ($0.8 million).

In December 2001, the Company signed an agreement with Paramount Ventures and Finance Inc. ("Paramount") whereby Paramount agreed to transfer all of its interest in the Angliers Property and rights to the Angliers Agreement, signed in December 2000, to Aurora in consideration for a 1.5% net smelter royalty. As a result, Aurora can earn a 70% interest in the Property by making cash payments of $65,000 and expending $800,000 in exploration expenditures by June 2004.

Working capital decreased by $4.1 million and was reduced to $2.1 million at December 31, 2001. The change reflects resource property expenditures of $6.8 million and operating expenditures of $1.1 million, which were partially offset by proceeds from share issuances of $3.8 million. The Company's current working capital position is sufficient to fund its planned exploration and meet ongoing obligations as they become due.

Outlook

The Company expects to continue to focus its exploration activities in Ontario and Quebec. As opportunities present themselves, the Company will form additional alliances with third parties in order to reduce shareholder risk and conserve working capital. As a mineral exploration company, the future liquidity of Aurora will be affected principally by the level of exploration expenditures and also by its ability to raise capital through the equity markets.

Annual General Meeting Material

AURORA PLATINUM CORP.

Proxy Solicited by Management of the Company for the Annual Meeting of Shareholders to be held on Wednesday June 4, 2003

The undersigned registered shareholder of Aurora Platinum Corp. (the "Company") hereby appoints **Daniel G. Innes**, or failing him **Thomas W. Beattie**, or instead of any of them,

____

as proxyholder of the undersigned with power of substitution to attend, act and vote in respect to all shares registered in the name of the undersigned at the Annual Meeting of Shareholders of the Company to be held on **Wednesday June 4, 2003** and at any adjournments thereof (the "Meeting"), in the same manner, to the same extent and with the same powers as if the undersigned were personally present.

If this proxy is not dated in the space provided below, it will be deemed to bear the date on which it was mailed by the Company.

SEE IMPORTANT INFORMATION ON THE REVERSE

Management favours a VOTE FOR items 1 and 2 below. Without limiting the generality of the foregoing, such proxyholder is directed to vote on the following resolutions as specified herein:

1. Election of five Directors:

John J. Fleming	**G VOTE FOR**	**G WITHHOLD AUTHORITY**
Daniel G. Innes	**G VOTE FOR**	**G WITHHOLD AUTHORITY**
Alan C. Moon	**G VOTE FOR**	**G WITHHOLD AUTHORITY**
A. Murray Sinclair	**G VOTE FOR**	**G WITHHOLD AUTHORITY**
Michael D. Winn	**G VOTE FOR**	**G WITHHOLD AUTHORITY**

2. Appointment of Deloitte & Touche LLP as auditors.
   G VOTE FOR **G WITHHOLD AUTHORITY**

3. In the proxyholder's sole discretion upon such other business as may properly come before the Meeting.

Dated this ____________ day
of ________________, 2003.

____
Signature of Registered Shareholder

PLEASE DATE THIS PROXY AND SIGN AS YOUR NAME APPEARS HEREON

To be effective, this proxy must be received by mail or by fax no later than 48 hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting, by Computershare Trust Company of Canada, 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1, Facsimile within North America: 1-866-249-7775 - outside North America: (416) 263-9524

INFORMATION REGARDING THE PROXY

1. **A shareholder has the right to appoint a person (who need not be a shareholder) to represent him or her at the Meeting other than the Management nominees.** A shareholder desiring to appoint some other person to represent him or her at the Meeting may do so either by inserting such person's name in the space provided and striking out the names of the Management nominees or by completing another form of proxy which is acceptable to the Chairman of the Meeting.

2. **This form of proxy must be executed by the shareholder** or his or her attorney duly authorized in writing, or if the shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized and **if executed by an attorney, officer, or other duly appointed representative,** the original or a notarial copy of the instrument so empowering such person, or such other documentation in support as shall be acceptable to the Chairman of the Meeting, must accompany the proxy. Signature should correspond with the name imprinted hereon. Where two or more persons are named, all must sign.

3. **Unless directed therein to the contrary, the proxyholder will vote FOR** each of the matters referred to herein and identified in the Information Circular as intended to be acted upon. The Information Circular furnished in connection with this proxy contains more details on the business to be transacted at the Meeting.

4. **This form of proxy is discretionary** and confers authority to vote on any amendment to or variation of matters identified in the Notice of Meeting, in accordance with the best judgement of the person voting the proxy at the Meeting.

5. A shareholder that has deposited a proxy may attend the Meeting and vote in person if such shareholder records his or her attendance with the scrutineers before the commencement of the Meeting and revokes in writing his or her prior votes.

6. The Chairman of the Meeting has the discretion to accept proxies filed less than 48 hours before the commencement of the Meeting.

AURORA PLATINUM CORP.

Suite 1650 – 701 West Georgia Street
Vancouver, BC, Canada, V7Y 1C6

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
JUNE 4, 2003

NOTICE IS HEREBY GIVEN that the Annual Meeting of Shareholders (the "Meeting") of Aurora Platinum Corp. (the "Company") will be held at the Four Seasons Hotel, 791 West Georgia Street, Vancouver, British Columbia, on Wednesday June 4, 2003 at 9:00 a.m. for the following purposes:

1. To have placed before the Meeting the Report to Shareholders, the audited consolidated financial statements of the Company for the fiscal year ended December 31, 2002 and the auditors' report thereon;

2. To elect directors for the ensuing year;

3. To appoint auditors for the Company; and

4. To transact such other business as may properly come before the Meeting or any adjournment thereof;

all as more particularly set out in the attached Management Information Circular. The Report to Shareholders, audited financial statements and auditors' report are included in the accompanying Annual Report.

The Directors have fixed the close of business on April 22, 2003 as the record date for determination of shareholders entitled to notice of and the right to vote at the Meeting, either in person or by proxy, in accordance with and subject to the provisions of the *Business Corporations Act (Yukon)*.

BY ORDER OF THE BOARD OF DIRECTORS

Thomas W. Beattie
Vice President, Corporate Development

April 21, 2003
Vancouver, British Columbia

The Board of Directors encourages each shareholder to attend the Meeting in person. **WHETHER OR NOT YOU EXPECT TO ATTEND, PLEASE COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY IN THE ENVELOPE PROVIDED FOR THAT PURPOSE.** If you attend the Meeting, the delivery of your proxy will not prevent you from voting in person. To be effective, proxies must be received by the Company's transfer agent, Computershare Trust Company of Canada, 9th Floor, 100 University Avenue, Toronto, ON M5J 2Y1, facsimile within North America: 1-866-249-7775 - outside North America: (416) 263-9524, at least 48 hours (excluding Saturdays, Sundays and statutory holidays) before the time of the Meeting. The Chairman of the Meeting has the discretion to accept proxies filed less than 48 hours before the commencement of the Meeting. Beneficial shareholders who receive a proxy through an intermediary must deliver the proxy in accordance with the instructions given by such intermediary.

AURORA PLATINUM CORP.

MANAGEMENT INFORMATION CIRCULAR

THIS INFORMATION CIRCULAR CONTAINS INFORMATION AS AT APRIL 14, 2003

PERSONS MAKING THIS SOLICITATION OF PROXIES

This Information Circular is furnished in connection with the solicitation of Proxies by the management (the "Management") of AURORA PLATINUM CORP. (the "Company" or "Aurora") for use at the Annual Meeting (the "Meeting") of shareholders of the Company to be held at the time and place and for the purposes set forth in the accompanying Notice of Meeting, and at any adjournment thereof. It is expected that the solicitation will be primarily by mail. Proxies may also be solicited personally by employees of the Company. The cost of solicitation will be borne by the Company.

COMPLETION AND VOTING OF PROXIES

Voting at the Meeting will be by a show of hands, each shareholder having one vote, unless a poll is requested, or required pursuant to the governing legislation, in which case each shareholder is entitled to one vote for each share held. In order to approve a motion proposed at the Meeting a majority of greater than 50% of the votes cast by shareholders of outstanding common shares entitled to vote and represented in person or by proxy will be required (an "ordinary resolution") unless the motion requires a special resolution in which case a majority of two-thirds of the votes cast will be required.

The persons named in the accompanying Proxy as proxyholders are directors or senior officers of the Company. **A SHAREHOLDER OR AN INTERMEDIARY HOLDING SHARES AND ACTING ON BEHALF OF AN UNREGISTERED SHAREHOLDER HAS THE RIGHT TO APPOINT A PERSON (WHO NEED NOT BE A SHAREHOLDER) TO ATTEND AND ACT ON HIS BEHALF AT THE MEETING OTHER THAN THE PERSONS NAMED IN THE PROXY AS PROXYHOLDERS. TO EXERCISE THIS RIGHT, THE SHAREHOLDER OR INTERMEDIARY MUST STRIKE OUT THE NAMES OF THE PERSONS SPECIFIED IN THE PROXY AS PROXYHOLDERS AND INSERT THE NAME OF HIS NOMINEE IN THE SPACE PROVIDED OR COMPLETE ANOTHER PROXY.**

A shareholder or intermediary acting on behalf of a shareholder may indicate the manner in which the persons named in the enclosed Proxy as proxyholders are to vote with respect to any matter by marking an "X" in the appropriate space. On any poll required or requested by a shareholder or proxyholder the persons named in the enclosed proxy as proxyholders will vote or withhold from voting the shares in respect of which they are appointed in accordance with the directions, if any, given in the Proxy provided such directions are certain.

If the shareholder or intermediary acting on behalf of a shareholder wishes to confer a discretionary authority with respect to any matter, then the space should be left blank. **IN SUCH INSTANCE, THE PROXYHOLDER, IF ONE PROPOSED BY MANAGEMENT, INTENDS TO VOTE THE SHARES REPRESENTED BY THE PROXY IN FAVOUR OF THE MOTION.** The enclosed Proxy, when properly signed, also confers discretionary authority with respect to amendments or variations to the matters identified in the Notice of Meeting and with respect to other matters that may be properly brought before the Meeting. At the time of printing this Circular, the Management of the Company is not aware that any such amendments, variations or other matters are to be presented for action at the Meeting. If, however, other matters that are now known to the Management should properly come

before the Meeting, the Proxies hereby solicited will be exercised on such matters in accordance with the best judgement of the nominees.

The Proxy must be dated and signed by the intermediary acting on behalf of a shareholder or by the shareholder or his attorney authorized in writing. In the case of a corporation, the Proxy must be dated and executed under its corporate seal or signed by a duly authorized officer or attorney for the corporation.

COMPLETED PROXIES TOGETHER WITH THE POWER OF ATTORNEY OR OTHER AUTHORITY, IF ANY, UNDER WHICH IT WAS SIGNED OR A NOTARIALLY CERTIFIED COPY THEREOF MUST BE DEPOSITED WITH THE COMPANY'S TRANSFER AGENT, COMPUTERSHARE TRUST COMPANY OF CANADA, OF 100 UNIVERSITY AVENUE, 9TH FLOOR, TORONTO, ONTARIO M5J 2Y1, FACSIMILE WITHIN NORTH AMERICA: 1-866-249-7775 – OUTSIDE NORTH AMERICA: (416) 263-9524, AT LEAST 48 HOURS (EXCLUDING SATURDAYS, SUNDAYS AND STATUTORY HOLIDAYS) BEFORE THE TIME OF THE MEETING. PROXIES MAY BE ACCEPTED BY THE CHAIRMAN OF THE MEETING PRIOR TO THE COMMENCEMENT OF THE MEETING. THE CHAIRMAN OF THE MEETING HAS THE DISCRETION TO ACCEPT PROXIES FILED LESS THAN 48 HOURS BEFORE THE COMMENCEMENT OF THE MEETING.

ADVICE TO BENEFICIAL HOLDERS OF COMMON SHARES

The information set forth in this section is of significant importance to many shareholders of the Company, as a substantial number of shareholders do not hold shares in their own name. Shareholders who do not hold their shares in their own name (referred to in this Management Information Circular as "Beneficial Shareholders") should note that only proxies deposited by shareholders whose names appear on the records of the Company as the registered holders of common shares can be recognized and acted upon at the Meeting. If common shares are listed in an account statement provided to a shareholder by a broker, then in almost all cases those common shares will not be registered in the shareholder's name on the records of the Company. Such common shares will more likely be registered under the names of the shareholder's broker or an agent of that broker. In the United States, the vast majority of such shares are registered under the name of Cede & Co. as nominee for The Depositary Trust Company (which acts as depositary for many U.S. brokerage firms and custodian banks), and in Canada, under the name of CDS & Co. (the registration name for The Canadian Depository for Securities Limited, which acts as nominee for many Canadian brokerage firms). Beneficial Shareholders should ensure that instructions respecting the voting of their common shares are communicated to the appropriate person.

Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of shareholders' meetings. Every intermediary/broker has its own mailing procedures and provides its own return instructions to clients, which should be carefully followed by Beneficial Shareholders in order to ensure that their common shares are voted at the Meeting. The form of proxy supplied to a Beneficial Shareholder by its broker (or the agent of the broker) is similar to the form of proxy provided to registered shareholders by the Company. However, its purpose is limited to instructing the registered shareholder (the broker or agent of the broker) how to vote on behalf of the Beneficial Shareholder. The majority of brokers now delegate responsibility for obtaining instructions from clients to ADP Investor Communication Services ("ADP") in the United States and Independent Investor Communications Company ("IICC") in Canada. ADP and IICC typically apply a special sticker to proxy forms, mail those forms to the Beneficial Shareholders and Beneficial Shareholders to return the proxy forms to ADP for the United States and IICC for Canada. ADP and IICC then tabulate the results of all instructions received and provide appropriate instructions respecting the voting of shares to be represented at the Meeting. A Beneficial Shareholder receiving an ADP proxy or an IICC proxy cannot use that proxy to vote common shares directly at the Meeting -

the proxy must be returned to ADP or IICC, as the case may be, well in advance of the Meeting in order to have the common shares voted.

Although a Beneficial Shareholder may not be recognized directly at the Meeting for the purposes of voting common shares registered in the name of his broker (or agent of the broker), a Beneficial Shareholder may attend at the Meeting as proxyholder for the registered shareholder and vote the common shares in that capacity. Beneficial Shareholders who wish to attend at the Meeting and indirectly vote their common shares as proxyholder for the registered shareholder should enter their own names in the blank space on the instrument of proxy provided to them and return the same to their broker (or the broker's agent) in accordance with the instructions provided by such broker (or agent), well in advance of the Meeting.

Alternatively, a Beneficial Shareholder may request in writing that his or her broker send to the Beneficial Shareholder a legal proxy which would enable the Beneficial Shareholder to attend at the Meeting and vote his or her common shares.

REVOCATION OF PROXIES

A shareholder, or an Intermediary acting on behalf of a shareholder, which has given a Proxy has the power to revoke it. Revocation can be effected by an instrument in writing signed by the intermediary, shareholder or his attorney authorized in writing, and, in the case of a corporation, executed under its corporate seal or signed by a duly authorized officer or attorney for the corporation and either delivered to the registered office of the Company at Suite 1650, 701 West Georgia Street, Vancouver, British Columbia, V7Y 1C6, at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, or deposited with the Chairman of the Meeting prior to the commencement of the Meeting.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

None of the directors or senior officers of the Company, nor any person who has held such a position since the beginning of the last completed financial year of the Company, nor any proposed nominee for election as a director of the Company, nor any associate or affiliate of the foregoing persons, has any substantial or material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted on at the Meeting other than the election of directors.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The Company has only one class of shares, namely, common shares without par value. All issued shares are entitled to be voted at meetings of shareholders and each has one non-cumulative vote. There are 19,719,517 common shares issued and outstanding. Only those common shareholders of record on April 22, 2003 will be entitled to vote at the Meeting or any adjournment thereof.

To the knowledge of the directors and senior officers of the Company, only the following persons or companies beneficially own, directly or indirectly, or exercise control or direction over shares carrying more than 10% of the voting rights attached to all outstanding shares of the Company which have the right to vote in all circumstances:

Name	Number of Shares	Percentage of Outstanding Shares
Southwestern Resources Corp. [1]	3,221,275	16.33%
Exploration Capital Partners Limited Partnership [2]	2,494,096	12.64%

(1) Southwestern Resources Corp. is a publicly traded company, the shares of which trade on The Toronto Stock Exchange.
(2) Exploration Capital Partners Limited Partnership is an investment partnership registered in Las Vegas, Nevada.

ELECTION OF DIRECTORS

The Management proposes to nominate the persons named in the following table for election as directors of the Company. Each director elected will hold office until the next Annual Meeting or until his successor is duly elected or appointed, unless his office is earlier vacated in accordance with the Articles of the Company or he becomes disqualified to act as a director. As required by governing legislation, advance notice of the Meeting was published in The Whitehorse Star, The Vancouver Province and The Toronto Star newspapers on Wednesday March 19, 2003.

The following information concerning the proposed nominees, all of whom are ordinarily resident in Canada, except for Michael D. Winn who is a resident of the United States of America, has been furnished by each of them:

Name and Present Position with the Company	Present Principal Occupation (1)	Director Since	Shares Owned (2)
DANIEL G. INNES President, CEO & Director	Director, President & CEO of the Company and Lake Shore Gold Corp.; Director & VP Exploration of Southwestern Resources Corp.; Director of Canabrava Diamond Corp. (all public mineral exploration companies); President, D.G. Innes & Associates Ltd. (private consulting company).	2000	Nil
JOHN J. FLEMING (3) Director	President of Bonanza Energy Ltd. (private oil and gas company).	2000	Nil
MICHAEL D. WINN (3)(4) Director	President, Terrasearch Inc. (financial consulting company).	2000	150,000
A. MURRAY SINCLAIR (3)(4) Director	Partner, Quest Management Corp. (public management company).	2000	Nil
ALAN C. MOON (4) Director	President of Crescent Enterprises Inc. (a private corporate consulting company), Chairman of Maxim Power Corp. (a public electrical generation company) and Director of Canabrava Diamond Corp.	2002	Nil

(1) Includes occupations for preceding five years unless the director was elected at the previous Annual Meeting and was shown as a nominee for election as a director in the Information Circular for that meeting.
(2) The approximate number of voting shares of the Company beneficially owned, directly or indirectly, or over which control or direction is exercised by each proposed nominee as at April 1, 2003.
(3) Member of Audit Committee.
(4) Member of the Compensation Committee.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The Toronto Stock Exchange (the "Exchange") requires every listed company to annually disclose its approach to corporate governance in a "Statement of Corporate Governance" with reference to the guidelines on corporate governance adopted by the Exchange (the "Guidelines"). Even though the shares of the Company are listed for trading on the TSX Venture Exchange, the Board of Directors have implemented corporate governance procedures, and where such procedures differ from the Guidelines, an explanation of the differences is given.

The Guidelines are only suggestions or proposals for the method of corporate governance of listed companies and are not binding upon any listed company. In fact, it is recognized that the Guidelines may not be practical or even optimal for certain types of companies. For example, companies in their early stage of development, companies founded to exploit unique opportunities or companies founded and currently operated by one or two entrepreneurs may find that compliance with the Guidelines would be restrictive and not conducive to that company's growth. For this reason the Guidelines appear to be generally more suitable to mature, well established companies that have been in operation for a number of years.

The Company's Board of Directors and senior management consider good corporate governance to be central to the effective and efficient operation of the Company. The following is a description of

the system of corporate governance of the Company, with differences from the Guidelines noted.

Guideline 1 – Stewardship of the Corporation

The Board of Directors of the Company has responsibility for the stewardship of the Company, including responsibility for strategic planning, identification of the principal risks of the Company's business and implementation of appropriate systems to manage these risks, succession planning, communications with investors and the financial community and the integrity of the Company's internal control and management information systems.

Strategic planning and risk identification by the Board is assisted by and based on information and recommendations of the Management of the Company on a variety of matters including opportunities for the Company in various countries and project status. As the replacement of members of the Company's Management occurs infrequently, the Board has adopted an informal program for the training and monitoring of new Management members, rather than a formal program as is suggested by the Guidelines.

A fundamental objective of the Board of Directors is the minimization of risk to the Company and its financial resources. This has been achieved primarily through joint ventures with established, well-financed mining or exploration companies that have assumed a significant portion of the financial risk of exploring and, if warranted, developing the Company's mineral properties through to commercial production.

Decisions Requiring Board Approval: In addition to those matters which by law must be approved by the Board of Directors, Management seeks approval of the Board for any acquisition, disposition or venture which could be considered material in view of the Company's circumstances. Appointments to Management are also approved by the Board of Directors.

Board Expectations of Management: The Board views the information provided to it by Management as an essential element to the Board properly and fully carrying out its duties. The Board expects and believes that Management is extremely competent in carrying out its duties of data collection and analysis and reporting to the Board thereon.

The Board expects Management to promptly bring to the Board's attention issues which are significant to the Company from a tactical or material point of view together with Management's recommendations on how to best deal with such issues. Management has always met these expectations of the Board and the Board anticipates that Management will continue to do so.

Communications Policy: The Board requires that Management comply with all statutory and regulatory obligations relating to communications with shareholders in particular and the public in general. The Company distributes written reports to shareholders every quarter, and addresses inquiries from shareholders in a timely manner.

Guidelines 2 and 3 - Composition of the Board

A majority of the directors should be "unrelated" directors.

An "unrelated" director is defined in the Guidelines as a director who is independent of Management and is free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director's ability to act with a view to the best interests of the Company, other than interests and relationships arising from a shareholding in the Company.

The Board of Directors of the Company consists of six directors; two of whom, George H. Plewes and Daniel G. Innes, are "related" directors and four of whom, John J. Fleming, Michael Winn, A. Murray Sinclair and Alan C. Moon, are "unrelated" directors.

Guideline 4 – Committee to nominate and assess Directors

The Board should appoint a committee of outside directors, a majority of whom are unrelated directors, with responsibility for proposing new nominees for the Board and assessing directors on an ongoing basis.

The Board of Directors as a whole determines nominations to the Board. The Board is of the view, because of the minimal turnover of directors; current stage of the Company's development; and relatively small size of the Board, that the Board itself is better able to nominate directors than a nominating committee.

Guideline 5 – Process for assessment

The Board of Directors should implement a process for assessing the effectiveness of the Board as a whole, its committees and the contribution of individual directors.

The Board of Directors reviews, on an ongoing basis, the effectiveness of the Board as a whole, the Audit and Compensation Committees, as well as the contribution and effectiveness of individual directors.

With respect to Board performance the Chairman discusses with each of the directors, on an individual basis, that director's contribution to the Board and committees of the Board and any other matters that may be relevant thereto. While the Guidelines recommend that a committee of independent directors assess the effectiveness of members of the Board, it is the view of the Board that in light of its small size and the close and open relationship among the Board members that the formality of a committee would not be as effective as the current arrangement and is therefore unnecessary.

Guideline 6 – Orientation and Education for new Directors

The Company should provide an education and orientation program for new members of the Board of Directors.

The Board has implemented an informal education and orientation program for new members. In particular, the Board ensures that new directors receive the appropriate written materials to fully apprise him or her of the duties and responsibilities of a director, such as recent annual reports, annual information forms, proxy solicitation materials and various other operating and property reports). In addition, new directors are encouraged to visit and meet with management on a regular basis.

Guideline 7 – Size of the Board of Directors

The Board of Directors should evaluate its size to ensure that it facilitates effective decision-making.

The Board reviews its size each year, and has determined that its number of directors provide a diversity of views and experience, while facilitating effective decision-making.

Guideline 8 –Directors' Compensation

> *The Board of Directors should review the compensation of directors to ensure that it reflects the responsibilities and risk involved in being an effective director.*

Other than stock options to purchase shares of the Company that are granted to the Company's directors from time to time, the Company does not have any formal arrangements pursuant to which directors are remunerated by the Company or its subsidiaries for their services in their capacities as directors. The Board periodically reviews this, based on factors including the Company's status as an exploration-stage company with no regular revenues from operations, as well as the level of responsibility and risk undertaken by an effective director.

Guideline 9 – Board Committees

> *Committees of the Board of Directors should generally be composed of outside directors, a majority of whom are unrelated directors, although some board committees may include one or more inside directors.*

The Board of Directors has appointed two committees: the Audit Committee and the Compensation Committee, which are described below. The Guidelines suggest that all committees be composed of outside (non-management) directors, a majority of whom are also unrelated directors. Except for an audit committee, the details of which are addressed under Guideline 13, there are no requirements under the Company's governing corporate legislation regarding committees of the Board.

The Compensation Committee consists of three outside and unrelated directors (Alan C. Moon, Committee Chairman, Michael D. Winn and A. Murray Sinclair). The Committee is responsible for the review of the compensation (including stock options) of the senior Management of the Company and its wholly owned subsidiaries, to report to the Board of Directors on the results of those reviews and to make recommendations to the Board for adjustments to such compensation. The Committee is also responsible for the Report on Executive Compensation set out in the section "Executive Compensation" in the Company's Information Circular.

The Company is not required to, and nor does it have, an executive committee of the Board of Directors.

Guideline 10 – Governance Issues

> *The Board of Directors should assume responsibility for developing the Company's approach to governance issues.*

The Board has determined that the Company will function most effectively if the Board itself, rather than a committee, addresses matters of corporate governance on a continuing basis. The Board further believes that the duties imposed on Management by the Company's governing corporation legislation as well as the common law, namely, the duties to act honestly, in good faith and in the best interests of the Company and to exercise the care, diligence and skill of a reasonably prudent person, provide the best guidelines regarding corporate governance and would not be improved by the appointment of a committee of directors to oversee corporate governance issues.

Guideline 11 – Position Descriptions for the Directors and CEO

> *The Board of Directors, together with the Chief Executive Officer, should develop descriptions of the positions for the Board and the CEO, including the limits on Management's responsibilities and the objectives to be met by the CEO.*

The Board has not established descriptions of such positions as it feels that they are unnecessary and would not improve the function and performance of either the Board or the CEO. Further, the Board has not set limits on the Management's responsibilities or objectives to be met by the CEO, but believes that such limits and objectives should depend upon the circumstances of each situation and that to formalise these matters would be restrictive and counter-productive.

Guideline 12 - Board Independence of Management

> *The Board of Directors should have appropriate structures and procedures to ensure that it can function independently of management.*

The Chairman of the Board is not independent of Management of the Company, as suggested by the Guidelines, by virtue of the Chairman being deemed by the Company's governing corporate legislation to be a senior officer, and thus, by inference, a member of management. The Board, however, has found that the limitations placed by applicable corporate legislation on an individual director's participation in decisions of the Board in which the director has an interest have been sufficient to ensure that the Board operates independently of Management. Under that corporate legislation a director is required to disclose to the Board the nature and extent of any direct or indirect interest of the director in any transaction that the Company proposes to undertake. This would include any interest arising by reason of the director also being a member of the Company's Management. The corporate legislation also provides that a director is deemed not to be interested in any transaction (and, accordingly, may vote on such transaction) where the director's interest arises solely from the fact that the transaction (i) relates to a loan to the Company the repayment of which has been guaranteed by the director or a corporation in which the director has an interest, (ii) is with or for the benefit of a corporation affiliated with the Company of which he is a director or an officer, (iii) relates to an indemnity or insurance for the benefit of the director, or (iv) relates to the remuneration of the director in his capacity as a director. Where the director does have an interest, the director must abstain from voting on the transaction or be liable to the Company for any profit that he or she realizes from the transaction. If the director does not abstain from voting and the transaction was reasonable and fair to the Company at the time it was entered into, the transaction must be approved by the shareholders by a special resolution in order for the director to avoid such liability.

Guideline 13 – Audit Committee

> *The Audit Committee should be composed only of outside directors. It should have direct communication channels with the internal and external auditors.*

The Audit Committee appointed by the Board complies with all applicable statutory requirements, including the relationship of the number of outside directors to inside directors.

The Audit Committee consists of three outside directors (John J. Fleming, Committee Chairman, Michael D. Winn and A. Murray Sinclair).

The Audit Committee is responsible for reviewing the Company's interim and annual financial statements before they are reviewed by the Board, the Company's financial reporting procedures and internal controls and the performance of the Company's auditors. Such reviews are carried out with the assistance of the Company's auditors and the Company's senior financial Management.

Guideline 14 – Outside Advisers

> *The Board of Directors should implement a system that enables an individual director to engage an outside adviser at the Company's expense, in appropriate circumstances and subject to approval of an appropriate committee of the Board.*

The Board has not formally established a system that enables an individual director to engage an outside adviser at the Company's expense with respect to matters requiring a director's approval, however, it does not anticipate that, in the appropriate circumstances, it would have any objection to such an engagement.

STATEMENT OF EXECUTIVE COMPENSATION

The following disclosure is presented in accordance with the regulations made pursuant to applicable regulatory policies. This table sets out all compensation paid to the Company's Chief Executive Officer and the Company's four highest paid executive officers other than the Chief Executive Officer, if the compensation paid to each such officer exceeded $100,000 per year, (collectively the "Named Executive Officers").

Compensation Summary

The following table discloses the compensation paid by the Company, during the previous three financial years to the Named Executive Officers:

AURORA SUMMARY COMPENSATION TABLE - NAMED EXECUTIVE OFFICERS

		Annual Compensation			Long-Term Compensation [1] [2]		
					Awards		
Name & Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compensation ($)	Securities Under Options (#) Granted	Restricted Shares or Share Units ($)	All Other Compensation ($)
John G. Paterson [3][4][5]	2002	nil	nil	37,750[6]	nil	nil	nil
Former President & CEO	2001	nil	nil	$109,500[6]	175,000	nil	nil
	2000	nil	nil	$61,500[6]	200,000	nil	nil
Daniel G. Innes [4][7]	2002	nil	nil	149,675[8]	25,000	nil	nil
President & CEO	2001	nil	nil	$116,250[8]	175,000	nil	nil
	2000	nil	nil	$89,627[8]	200,000	nil	nil
Michael J. Byron [9]	2002	nil	nil	119,708[10]	25,000	nil	nil
VP, Exploration	2001	nil	nil	114,993[10]	15,000	nil	nil
	2000	nil	nil	55,500[10]	5,000	nil	nil

(1) The Company did not grant any Stock Appreciation Rights ("SAR"). SAR means a right, granted by the Company or any of its subsidiaries as compensation for services rendered or otherwise in connection with office or employment, to receive a payment of cash or an issue of securities based wholly or in part on changes in the trading price of publicly traded securities.

(2) The Company did not have any Long-Term Incentive Plans ("LTIP"). LTIP means any plan providing compensation intended to serve as incentive for performance to occur over a period longer than one financial year, whether the performance is measured by reference to financial performance of the Company or an affiliate of the Company, the price for the Company's securities, or any other measure, but does not include option plans, SAR plans or plans for compensation through restricted shares or restricted share units.

(3) A Director of SDX.

(4) A Director of LSG.

(5) Mr. Paterson was President and CEO of Aurora from May 12, 2000 to June 10, 2002.

(6) Paid to Glengarry Resource Management Inc., a private consulting company controlled by Mr. Paterson.

(7) Mr. Innes was VP Exploration of the Company from May 12, 2000 to June 10, 2002, at which time he became President and CEO of the Company.

(8) Paid to D.G. Innes and Associates Ltd., a private consulting company controlled by Mr. Innes.

(9) Mr. Byron was Exploration Manager of the Company from May 12, 2000 to June 10, 2002, at which time he became VP Exploration of the Company.

(10) Paid to Byron Geological Inc., a private consulting company controlled by Mr. Byron.

The following table discloses the compensation paid by the Company's subsidiaries, Superior Diamonds Inc. ("SDX") and Lake Shore Gold Corp. ("LSG"), during the previous three financial years to the Named Executive Officers:

SDX/LSG SUMMARY COMPENSATION TABLE - NAMED EXECUTIVE OFFICERS

		Annual Compensation[1]			Long-Term Compensation [2][3]		
					Awards		
Name & Principal Position	Year	Salary ($) SDX / LSG	Bonus ($) SDX / LSG	Other Annual Compensation ($) SDX / LSG	Securities Under Options Granted (#) SDX / LSG	Restricted Shares or Share Units ($) SDX / LSG	All Other Compensation ($) SDX / LSG
John G. Paterson [4][5][6] Former President & CEO	2002 2001 2000	nil/nil nil/nil nil/nil	nil/nil nil/nil nil/nil	15,000/nil [7] nil/nil[7] nil/nil[7]	600,000/600,000 nil/nil nil/nil	nil/nil nil/nil nil/nil	nil/nil nil/nil nil/nil
Daniel G. Innes [5][8] President & CEO	2002 2001 2000	nil/nil nil/nil nil/nil	nil/nil nil/nil nil/nil	4,500/3,000 [9] nil/nil [9] nil/nil [9]	600,000/600,000 nil/nil nil/nil	nil/nil nil/nil nil/nil	nil/nil nil/nil nil/nil
Michael J. Byron [10] VP, Exploration	2002 2001 2000	nil/nil nil/nil nil/nil	nil/nil nil/nil nil/nil	3,850/1,650 [11] nil/nil [11] nil/nil [11]	100,000/100,000 nil/nil nil/nil	nil/nil nil/nil nil/nil	nil/nil nil/nil nil/nil

(1) The first number shown for each named Executive Officer represents compensation from Superior Diamonds Inc. and the second number represents compensation from Lake Shore Gold Corp.

(2) The Company's subsidiaries Superior Diamonds Inc. and Lake Shore Gold Corp. did not grant any Stock Appreciation Rights ("SAR"). SAR means a right, granted by the Company or any of its subsidiaries as compensation for services rendered or otherwise in connection with office or employment, to receive a payment of cash or an issue of securities based wholly or in part on changes in the trading price of publicly traded securities.

(3) The Company's subsidiaries Superior Diamonds Inc. and Lake Shore Gold Corp. did not have any Long-Term Incentive Plans ("LTIP"). LTIP means any plan providing compensation intended to serve as incentive for performance to occur over a period longer than one financial year, whether the performance is measured by reference to financial performance of the Company or an affiliate of the Company, the price for the Company's securities, or any other measure, but does not include option plans, SAR plans or plans for compensation through restricted shares or restricted share units.

(4) A Director of Superior Diamonds Inc.

(5) A Director of Lake Shore Gold Corp.

(6) Mr. Paterson was President and CEO of Aurora from May 12, 2000 to June 10, 2002.

(7) Paid to Glengarry Resource Management Inc., a private consulting company controlled by Mr. Paterson.

(8) Mr. Innes was VP Exploration of Aurora from May 12, 2000 to June 10, 2002, at which time he became President and CEO of Aurora.

(9) Paid to D.G. Innes and Associates Ltd., a private consulting company controlled by Mr. Innes.

(10) Mr. Byron was Exploration Manager of Aurora from May 12, 2000 to June 10, 2002, at which time he became VP Exploration of Aurora.

(11) Paid to Byron Geological Inc., a private consulting company controlled by Mr. Byron.

Options and SAR's

The Board of Directors of the Company established and shareholders approved an incentive stock option plan (the "Plan"). The purpose of the Plan is to attract and motivate directors, officers and employees of and service providers to the Company and its subsidiaries and thereby advance the Company's interests by affording such persons with an opportunity to acquire an equity interest in the Company through stock options. The Plan complies with the Exchange's policies.

The following table discloses the particulars of options to purchase common shares or stock appreciation rights ("SAR's") granted by the Company and its subsidiaries during the preceding financial year to the Named Executive Officers:

OPTION/SAR[1] GRANTS TO NAMED EXECUTIVE OFFICERS DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR

Name/ Company granting Option	Securities Under Options Granted (#)	% of Total Options Granted to Employees in Financial Year	Exercise Or Base Price ($/Security)	Market Value Of Securities Underlying Options on the Date of Grant ($/Security)	Expiration Date
John G. Paterson					
- ARP [2]	nil	n/a	n/a	n/a	n/a
- SDX	600,000	20.33%	0.25	0.25	August 28, 2007
- LSG	600,000	19.41%	0.24	0.24	December 16, 2007
Daniel G. Innes					
- ARP	25,000	18.51%	3.66	3.75	June 9, 2007
- SDX	600,000	20.33%	0.25	0.25	August 28, 2007
- LSG	600,000	19.41%	0.24	0.24	December 16, 2007
Michael Byron					
- ARP	25,000	18.51%	3.66	3.75	June 9, 2007
- SDX	100,000	3.38%	0.25	0.25	August 28, 2007
- LSG	100,000	3.23%	0.24	0.24	December 16, 2007

(1) No SAR's were granted.
(2) ARP means Aurora Platinum Corp.

The following table discloses the particulars of stock options of the Company, exercised during the last financial year by the Named Executive Officers:

OPTION/SAR EXERCISES BY NAMED EXECUTIVE OFFICERS DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR AND FINANCIAL YEAR-END OPTION/SAR VALUES [1]

Name/ Company granting Option	Securities Acquired On Exercise (#)	Aggregate Value Realized ($)	Unexercised Options at December 31, 2002 (#) Exercisable/Unexercisable	Value of Unexercised In the Money Options At December 31, 2002[2] ($) Exercisable/Unexercisable
John G. Paterson				
- ARP	100,000	303,000	275,000/nil	301,250/nil
- SDX	nil	n/a	600,000/nil	90,000/nil
- LSG	nil	n/a	600,000/nil	426,000/nil
Daniel G. Innes				
- ARP	nil	n/a	400,000/nil	599,000/nil
- SDX	nil	n/a	600,000/nil	90,000/nil
- LSG	nil	n/a	600,000/nil	426,000/nil
Michael Byron				
- ARP	nil	n/a	45,000/nil	17,000/nil
- SDX	nil	n/a	100,000/nil	15,000/nil
- LSG	nil	n/a	100,000/nil	71,000/nil

(1) No SAR's were exercised.
(2) Value is the product of the number of shares multiplied by the difference between the closing market price on the relevant date and the exercise price.

Options and SAR Repricings

None of the options granted by the Company or its subsidiaries Superior and Lake Shore were repriced during the most recently completed financial year. The Company has never granted any SAR's.

Pension Plans

The Company does not have any pension plans or long-term incentive plans.

Consulting and Management Agreements

The Company has entered into a contract with each of the Named Executive Officers, or such company wholly owned or controlled by the Named Executive Officer, and the compensation paid pursuant to such contract is listed in the Summary Compensation Table. None of the contracts provides for any financial payment upon termination.

Composition of the Compensation Committee

The Board of Directors has established a Compensation Committee consisting of three directors of the Company: Alan C. Moon, Michael D. Winn and A. Murray Sinclair. The Compensation Committee's Report on Executive Compensation is as follows:

> *In determining the level of remuneration of the executive officers, the committee considered a number of factors. As the Company does not have any cash flow from operations the executive compensation, including the compensation of the CEO, could not be tied to the revenues, net income or other traditional measures of the corporate performance of the Company. Therefore, the primary consideration was the committee's determination of what level of remuneration was necessary to retain individuals having the experience and ability of the current executive officers. Some emphasis was also placed on the fact that the executive officers may have received stock options from the Company. The Company does not have or grant to executive officers or other employees SAR's, restricted shares, restricted share units and other incentive plans, or long-term compensation programs.*

Compensation of Directors and Senior Officers

Other than stock options to purchase shares of the Company that are granted to the Company's directors from time to time, the Company does not have any formal arrangements pursuant to which directors are remunerated by the Company or its subsidiaries for their services in their capacities as directors. The only other compensation paid to directors was in the form of consulting fees and is disclosed in the Summary Compensation Table – Named Executive Officers.

During the financial year ended December 31, 2002, the aggregate direct remuneration paid or payable by the Company and its subsidiaries to its directors was $218,634.

Indebtedness of Directors and Officers

None of the current or former directors, executive officers or senior officers of the Company or persons who were directors, executive officers or senior officers of the Company at any time during the Company's last completed financial year, none of the proposed nominees for election as directors of the Company and none of the associates of such persons are or have been indebted to the Company or its subsidiaries at any time since the beginning of the Company's last completed financial year. Furthermore, none of such persons were indebted to a third party during such period where their indebtedness was the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or its subsidiaries.

Performance Graph

The following graph compares the yearly percentage change in the Company's cumulative total shareholder return on its common shares (being the percentage increase (or decrease) in the trading price of its common shares on a yearly basis based on an investment in the Company's shares on

December 31, 1997 with the cumulative total shareholder return of the TSX Venture Exchange Composite Index. For comparison purposes it is assumed that $100 had been invested in the Company's shares and in the securities contained in such Index on December 31, 1997. On November 29, 1998 the Vancouver Stock Exchange merged with the Alberta Stock Exchange to form the Canadian Venture Exchange and in early 2002 merged with the TSE to form the TSX Venture Exchange a part of the TSX Group of Companies.


Company
TSX Venture Composite Index
Dollars
475
450
425
400
375
350
325
300
275
250
225
200
175
150
125
100
75
50
25
0

	Dec.31,1997	Dec.31,1998	Dec.31,1999	Dec.31,2000	Dec.21,2001	Dec.31,2002
Company share price [1]	$2.08	$0.96	$0.64	$7.20	$2.95	$3.73
Company Index	100.00	46.15	30.76	346.15	141.82	179.32
TSX Venture Composite Index	100.00	64.06	377.93	467.95	167.60	173.66
Actual TX Venture Composite Index	618.48	396.25	2,337.45	2,894.21	1,036.59	1,074.08

(1) The Company's issued and authorized capital was consolidated on a one new for four old shares basis on August 3, 2000 and for comparison purposes share prices for the years 1997, 1998 and 1999 are quoted on a post-consolidation basis.

INTEREST OF MANAGEMENT AND INSIDERS IN MATERIAL TRANSACTIONS

None of the directors or senior officers of the Company, nor any proposed nominee for election as a director of the Company, nor any person who beneficially owns, directly or indirectly, shares carrying more than 10% of the voting rights attached to all outstanding shares of the Company, nor any associate or affiliate of the foregoing persons has any material interest, direct or indirect, in any transaction since the commencement of the Company's last completed financial year or in any proposed transaction not otherwise disclosed herein which, in either case, has or will materially affect the Company, except as disclosed herein.

MANAGEMENT CONTRACTS

Management services for the Company are not, to any material degree, performed by persons other than the senior officers of the Company. Some senior officers provide these services pursuant to management contracts (see "Executive Compensation – Consulting and Management Agreements").

APPOINTMENT OF AUDITORS

The persons named in the enclosed Proxy will vote for the appointment of Deloitte & Touche LLP, Chartered Accountants, of Suite 2800, 1055 Dunsmuir Street, Vancouver, British Columbia, as

auditors for the Company to hold office until the next Annual Meeting of the shareholders. Deloitte & Touche were initially appointed auditors of the Company in 2000.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

Other Matters

Management is not aware of any matters to come before the Meeting other than those referred to in the Notice of Meeting. Should any other matters properly come before the Meeting, the shares represented by the Proxy solicited hereby will be voted on such matters in accordance with the best judgment of the persons voting the Proxy.

DIRECTORS' APPROVAL

The undersigned hereby certifies that the contents and the sending of this Circular to the shareholders of the Company have been approved by the Board of Directors of the Company.

DATED at Vancouver, B.C.
this 14th day of April 2003

Thomas W. Beattie
Vice President, Corporate Development

ALBERTA CERTIFICATE

The foregoing contains no untrue statement of a material fact (as defined in the *Securities Act* (Alberta), as amended) and does not omit to state a material fact that is required to be stated or that is necessary to make a statement contained herein not misleading in the light of the circumstances in which it is made.

DATED at Vancouver, B.C.
this 14th day of April 2003

Daniel G. Innes
President and C.E.O

Parkash K. Athwal
Vice President, Finance and C.F.O.



Computershare Trust Company of Canada
510 Burrard Street, Vancouver, BC V6C 3B9
Tel: 604.661.9400
Fax: 604.683.3694

March 20, 2003

To: All Applicable Commissions & Stock Exchanges

Dear Sirs:

Subject: Aurora Platinum Corp.

We advise the following with respect to the upcoming Meeting of Shareholders for the subject Corporation:

1.	Meeting Type	: Annual & Special
2.	Class of Securities Entitled to Receive Notice	: Common
3.	Class of Securities Entitled to Vote	: Common
4.	CUSIP Number	: 052054103
5.	Record Date for Notice	: April 22, 2003
6.	Record Date for Voting	: April 22, 2003
7.	Beneficial Ownership Determination Date	: April 22, 2003
8.	Meeting Date	: June 04, 2003
9.	Meeting Location	: Vancouver
10.	Business	: Non-Routine

Yours Truly

COMPUTERSHARE TRUST COMPANY OF CANADA

"Karen Patrus"
Assistant Account Manager
Stock Transfer Dept., Client Services
Tel: 604.661.9504
Fax:604.683.3694



Aurora *Platinum Corp.*

March 19, 2003

The Ontario Securities Commission
The British Columbia Securities Commission
The Alberta Securities Commission
The Yukon Securities Commission
The Quebec Securities Commission

Dear Sirs:

Re: Aurora Platinum Corp. (the "Company")

We advise the following with respect to the upcoming Meeting of Shareholders for the above Corporation:

Meeting Type:	Annual and Special Meeting
Security Description of Voting Issue:	Common shares
CUSIP Number:	052054 103
Record Date:	April 22, 2003
Meeting Date:	June 4, 2002

Yours truly,

AURORA PLATINUM CORP.

"Thomas W. Beattie"

Thomas W. Beattie
Vice President, Corporate Development & Secretary

TWB/sh

cc: TSX Venture Exchange

AURORA PLATINUM CORP.

Proxy Solicited by Management of the Company for the Annual General Meeting of Shareholders, May 17, 2002

The undersigned shareholder of Aurora Platinum Corp. (the "Company") hereby appoints **George H. Plewes**, or failing him **John G. Paterson**, or failing him, **Thomas W. Beattie**, or, instead of any of them,

____ *

as proxyholder of the undersigned, to attend, act and vote in respect to all shares registered in the name of the undersigned at the Annual General Meeting of the Shareholders of the Company to be held on Friday May 17, 2002 and at any adjournments thereof (the "Meeting") in the same manner, to the same extent and with the same powers as if the undersigned were personally present.

*** Note: A shareholder has the right to appoint a person (who need not be a shareholder) to represent him at the Meeting other than the Management nominees.** A shareholder desiring to appoint some other person to represent him at the Meeting may do so either by inserting such person's name in the space provided and striking out the names of the management nominees or by completing another form of proxy. This form of proxy must be executed by the shareholder or his attorney duly authorized in writing, or if the shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized. Signature should correspond with the name imprinted hereon. Where two or more persons are named, all should sign.

Unless directed therein to the contrary, the proxyholder will vote FOR each of the matters referred to herein and identified in the Information Circular as intended to be acted upon.

This form of proxy is discretionary and confers authority to vote on any amendment to or variation of matters identified in the Notice of Meeting, in accordance with the best judgement of the person voting the proxy at the Meeting.

Without limiting the generality of the foregoing, such proxyholder is directed to vote as follows on the following proposals:

Management favours a VOTE FOR items 1 and 2 below:

1. Election of six Directors

   VOTE FOR all nominees listed below (except as marked to the contrary below)

   WITHHOLD AUTHORITY to vote for all nominees listed below

   (Instruction: To withhold authority to vote for any individual nominee, strike a line through the nominee's name below)

   George H. Plewes
   John J. Fleming
   A. Murray Sinclair
   John G. Paterson
   Michael D. Winn
   Daniel G. Innes
   John J. Brown

2. Appointment of Deloitte & Touche LLP as auditors and authorize the Directors to fix the remuneration of the auditors.

   VOTE FOR **WITHHOLD AUTHORITY**

3. In the proxyholder's sole discretion upon such other business as may properly come before the Meeting.

If this proxy is not dated in the space provided below, it will be deemed to bear the date on which it was mailed by the Company.

Dated this ____________ day
of ________________, 2002

____
Signature of Shareholder

PLEASE DATE THIS PROXY AND SIGN AS YOUR NAME APPEARS HEREON

To be effective, this proxy must be received before 11:00 a.m. (Vancouver time) on Wednesday May 15, 2002 by Computershare Trust Company of Canada, 4th Floor, 510 Burrard Street, Vancouver, B.C. V6C 3B9, facsimile (604) 683-3694.

The Chairman of the Meeting has the discretion to accept proxies filed less than 48 hours before the commencement of the Meeting.

AURORA PLATINUM CORP.
Suite 1650 – 701 West Georgia Street
Vancouver, BC, Canada, V7Y 1C6

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS
MAY 17, 2002

NOTICE IS HEREBY GIVEN that the Annual General Meeting of Shareholders (the "Meeting") of Aurora Platinum Corp. (the "Company") will be held at the Four Seasons Hotel, 791 West Georgia Street, Vancouver, British Columbia, on Friday, May 17, 2002 at 11:00 a.m. for the following purposes:

1. To have placed before the Meeting the Directors' Report to Shareholders, the audited consolidated financial statements of the Company for the fiscal year ended December 31, 2001 and the auditors' report thereon;

2. To elect directors for the ensuing year;

3. To appoint auditors for the Company and authorize the Directors to fix the remuneration of the auditors; and

4. To transact such other business as may properly come before the Meeting or any adjournment thereof;

all as more particularly set out in the attached Management Information Circular. The Directors' Report to Shareholders, audited financial statements and auditors' report are included in the accompanying Annual Report.

The Directors have fixed the close of business on April 8, 2002 as the record date for determination of shareholders entitled to notice of and the right to vote at the Meeting, either in person or by proxy, in accordance with and subject to the provisions of the *Business Corporation Act (Yukon).*

BY ORDER OF THE BOARD OF DIRECTORS

Thomas W. Beattie
Vice President, Corporate Development

April 11, 2002
Vancouver, British Columbia

The Board of Directors encourages each shareholder to attend the Meeting in person. **WHETHER OR NOT YOU EXPECT TO ATTEND, PLEASE COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY IN THE ENVELOPE PROVIDED FOR THAT PURPOSE.** If you attend the Meeting, the delivery of your proxy will not prevent you from voting in person. To be effective, proxies must be received by the Company's transfer agent, Computershare Trust Company of Canada, 510 Burrard Street, Vancouver, British Columbia, V6C 3B9, facsimile (604) 683-3694, at least 48 hours (excluding Saturdays, Sundays and statutory holidays) before the time of the Meeting. The Chairman of the Meeting has the discretion to accept proxies filed less than 48 hours before the commencement of the Meeting. Non-registered shareholders who receive a proxy through an intermediary must deliver the proxy in accordance with the instructions given by such intermediary.

AURORA PLATINUM CORP.

MANAGEMENT INFORMATION CIRCULAR

THIS INFORMATION CIRCULAR CONTAINS INFORMATION AS AT APRIL 8, 2002

PERSONS MAKING THIS SOLICITATION OF PROXIES

This Information Circular is furnished in connection with the solicitation of Proxies by the management (the "Management") of Aurora Platinum Corp. (the "Company") for use at the Annual and Special Meeting (the "Meeting") of shareholders of the Company to be held at the time and place and for the purposes set forth in the accompanying Notice of Meeting, and at any adjournment thereof. It is expected that the solicitation will be primarily by mail. Proxies may also be solicited personally by employees of the Company. The cost of solicitation will be borne by the Company.

COMPLETION AND VOTING OF PROXIES

Voting at the Meeting will be by a show of hands, each shareholder having one vote, unless a poll is requested or required in accordance with the Company's By-laws or the *Business Corporation Act (Yukon Territory)*, in which case each shareholder is entitled to one vote for each share held. In order to approve a motion proposed at the Meeting a majority of greater than 50% of the votes cast by shareholders of outstanding common shares entitled to vote and represented in person or by proxy will be required unless otherwise required by the Company's Articles or By-laws.

The persons named in the accompanying Proxy as proxyholders are directors or senior officers of the Company. **A SHAREHOLDER OR AN INTERMEDIARY HOLDING SHARES AND ACTING ON BEHALF OF AN UNREGISTERED SHAREHOLDER HAS THE RIGHT TO APPOINT A PERSON (WHO NEED NOT BE A SHAREHOLDER) TO ATTEND AND ACT ON HIS BEHALF AT THE MEETING OTHER THAN THE PERSONS NAMED IN THE PROXY AS PROXYHOLDERS. TO EXERCISE THIS RIGHT, THE SHAREHOLDER OR INTERMEDIARY MUST STRIKE OUT THE NAMES OF THE PERSONS SPECIFIED IN THE PROXY AS PROXYHOLDERS AND INSERT THE NAME OF HIS NOMINEE IN THE SPACE PROVIDED OR COMPLETE ANOTHER PROXY.**

A shareholder or intermediary acting on behalf of a shareholder may indicate the manner in which the persons named in the enclosed Proxy as proxyholders are to vote with respect to any matter by marking an "X" in the appropriate space. On any poll those persons named in the enclosed Proxy as proxyholders will vote or withhold from voting the shares in respect of which they are appointed in accordance with the directions, if any, given in the Proxy provided such directions are certain.

If the shareholder or intermediary acting on behalf of a shareholder wishes to confer a discretionary authority with respect to any matter, then the space should be left blank. **IN SUCH INSTANCE, THE PROXYHOLDER, IF ONE PROPOSED BY MANAGEMENT, INTENDS TO VOTE THE SHARES REPRESENTED BY THE PROXY IN FAVOUR OF THE MOTION**. The enclosed Proxy, when properly signed, also confers discretionary authority with respect to amendments or variations to the matters identified in the Notice of Meeting and with respect to other matters which may be properly brought before the Meeting. At the time of printing this Circular, the Management of the Company is not aware that any such amendments, variations or other matters are to be presented for action at the Meeting. If, however, other matters which are not now known to the Management should properly come before the Meeting, the Proxies hereby solicited will be exercised on such matters in accordance with the best judgement of the nominees.

The Proxy must be dated and signed by the intermediary acting on behalf of a shareholder or by the shareholder or his attorney authorized in writing. In the case of a corporation, the Proxy must be dated and executed under its corporate seal or signed by a duly authorized officer or attorney for the corporation.

COMPLETED PROXIES TOGETHER WITH THE POWER OF ATTORNEY OR OTHER AUTHORITY, IF ANY, UNDER WHICH IT WAS SIGNED OR A NOTARIALLY CERTIFIED COPY THEREOF MUST BE DEPOSITED WITH THE COMPANY'S TRANSFER AGENT, COMPUTERSHARE TRUST COMPANY OF CANADA, OF 4th Floor, 510 BURRARD STREET, VANCOUVER, BRITISH COLUMBIA, V6C 3B9, FACSIMILE (604) 661 9586, AT LEAST 48 HOURS (EXCLUDING SATURDAYS, SUNDAYS AND STATUTORY HOLIDAYS) BEFORE THE TIME OF THE MEETING. PROXIES MAY BE ACCEPTED BY THE CHAIRMAN OF THE MEETING PRIOR TO THE COMMENCEMENT OF THE MEETING. THE CHAIRMAN OF THE MEETING HAS THE DISCRETION TO ACCEPT PROXIES FILED LESS THAN 48 HOURS BEFORE THE COMMENCEMENT OF THE MEETING.

Non-Registered Holders

SHAREHOLDERS WHO RECEIVED THE PROXY THROUGH AN INTERMEDIARY MUST DELIVER THE PROXY IN ACCORDANCE WITH THE INSTRUCTIONS GIVEN BY SUCH INTERMEDIARY.

Only registered shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Most shareholders of the Company are "non-registered" shareholders because the shares of the Company they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased such shares. More particularly, a person is not a registered shareholder in respect of the shares of the Company which are held on behalf of that person (the "Non-Registered Holder") but which are registered either (a) in the name of an intermediary (an "Intermediary ") that the Non-Registered Holder deals with in respect of the shares of the Company (intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSP's, RRIFs, RESPs and similar plans) or (b) in the name of a clearing agency (such as The Canadian Depository of Securities Limited) ("CDS")) of which the Intermediary is a participant. In accordance with the requirements of National Policy Statement No. 41 of the Canadian Securities Administrators, the Company has distributed copies of the Notice of Meeting, this Information Circular and the Proxy (collectively, the "Meeting Materials") to the clearing agencies and intermediaries for onward distribution to Non-Registered Holders.

Intermediaries are required to forward the Meeting materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them. Intermediaries will often use service companies to forward the Meeting materials to Non-Registered Holders. Generally, Non-Registered Holders who have not waived the right to receive Meeting Materials will either:

a. be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamp signature), which is restricted as to the number of shares beneficially owned by the Non-Registered Holder but which is otherwise not completed. Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Non-Registered Holder when submitting the proxy. In this case, the Non-Registered Holder who wishes to submit a proxy should otherwise properly complete the form of proxy and deliver it to Computershare Trust Company of Canada as provided above; or
b. more typically, be given a voting instruction form which is not signed by the Intermediary and which, when properly completed and signed by the Non-Registered Holder and returned to the Intermediary or its service company, will constitute voting instructions (often called a "proxy authorization form") which the Intermediary must follow. Typically, the proxy authorization form will consist of a one page pre-printed form. Sometimes, instead of the one page pre-printed form, the proxy authorization form will consists of a regular printed proxy form accompanied by a page of instructions which contains a removable label containing a bar-code and other information. In order for the form of proxy to validly constitute a proxy authorization form, the Non-Registered

Holder must remove the label from the instructions and affix it to the form of proxy, properly complete and sign the form of proxy and return it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company.

In either case, the purpose of this procedure is to permit Non-Registered Holders to direct the voting of the Company's shares which they beneficially own. Should a Non-Registered Holder who receives one of the above forms wish to vote at the Meeting in person, the Non-Registered Holder should strike out the names of the Management Proxy holders and insert the Non-Registered Holder's name in the blank space provided. In either case, Non-Registered Holders should carefully follow the instructions of their Intermediary, including those regarding when and where the proxy or proxy authorization form is to be delivered.

REVOCATION OF PROXIES

Intermediary acting on behalf of a shareholder, which has given a Proxy has the power to revoke it. Revocation can be effected by an instrument in writing signed by the intermediary, shareholder or his attorney authorized in writing, and, in the case of a corporation, executed under its corporate seal or signed by a duly authorized officer or attorney for the corporation and either delivered to the business office of the Company at Suite 1650 - 701 West Georgia Street, Vancouver, British Columbia, V7Y 1C6, at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, or deposited with the Chairman of the Meeting prior to commencement of the Meeting.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

None of the directors or senior officers of the Company, nor any person who has held such a position since the beginning of the last completed financial year of the Company, nor any proposed nominee for election as a director of the Company, nor any associate or affiliate of the foregoing persons, has any substantial or material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted on at the Meeting other than the election of directors except for the current and future insiders of the Company to the extend that they may be granted options to purchase shares of the Company pursuant to the Company's Stock Option Plans.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The Company has only one class of shares entitled to be voted at the Meeting, namely, common shares without par value. All issued shares are entitled to be voted at meetings of shareholders and each has one non-cumulative vote. There are 16,228,661 common shares issued and outstanding.

Only those common shareholders of record on April 8, 2002 will be entitled to vote at the Meeting or any adjournment thereof.

To the knowledge of the directors and senior officers of the Company, only the following persons beneficially own, directly or indirectly, or exercise control or direction over shares carrying more than 10% of the voting rights attached to all outstanding shares of the Company which have the right to vote in all circumstances:

Name	Number of Shares	Percentage of Outstanding Shares
Southwestern Resources Corp.[1]	3,084,275	19.01%
Exploration Capital Partners Limited Partnership [2]	2,718,996	16.75%

(1) Southwestern Resources Corp. is a publicly traded company, the shares of which trade on The Toronto Stock Exchange.
(2) Exploration Capital Partners Limited Partnership is an investment partnership registered in Las Vegas, Nevada.

ELECTION OF DIRECTORS

The Management proposes to nominate the persons named in the following table for election as directors of the Company. Each director elected will hold office until the next Annual General Meeting or until his successor is duly elected or appointed, unless his office is earlier vacated in accordance with the By-Laws of the Company or he becomes disqualified to act as a director.

The following information concerning the proposed nominees has been furnished by each of them:

Name and Present Position with the Company	Present Principal Occupation [1]	Director Since	Owned Shares [2]
GEORGE H. PLEWES Chairman of the Board & Director	Chairman of the Company, Southwestern Resources Corp., (public mineral exploration company) Canabrava Diamond Corp. (public mineral exploration company).	2000	Nil
JOHN G. PATERSON President & Director	President, CEO and Director the Company and Southwestern Resources Corp.; Director of Maxy Oil and Gas Inc.; President, Glengarry Resource Management Inc. (private consulting company).	2000	Nil
DANIEL G. INNES Vice President Exploration & Director	Director and Vice President Exploration of the Company and Southwestern Resources Corp.; Director of Canabrava Diamond Corp.; President, D.G. Innes & Associates Ltd. (private consulting company).	2000	Nil
JOHN J. FLEMING [3][4] Director	President of Bonanza Energy Ltd. (private oil and gas company).	2000	Nil
MICHAEL D. WINN [3][4] Director	President, Terrasearch Inc. (financial consulting company), January 1997 to present; Financial Analyst, Global Resource Investments Ltd., 1994 to 1996.	2000	210,000
A. MURRAY SINCLAIR [3][4] Director	Partner, Quest Management Corp., December 1996 to date; Managing Director, Quest Oil & Gas Inc., May 1993 to April 1997; President, Noramco Capital Corp., June 1991 to January 1996.	2000	Nil
JOHN J. BROWN **Director**	President and Director of Pacific Opportunity Company Ltd. since 1994. Director and President of the Company from 1996. Director of Barker Minerals Ltd., Globemin Resources Ltd. (public mining companies) United States Lime & Minerals Inc.(public US producing company) and several other non resource firms.	1996	194,200

(1) Includes occupations for preceding five years unless the director was elected at the previous Annual General Meeting and was shown as a nominee for election as a director in the Information Circular for that meeting.

(2) The approximate number of shares of the Company carrying the right to vote in all circumstances beneficially owned, directly or indirectly, or over which control or direction is exercised by each proposed nominee as at March 31, 2002.

(3) Member of Audit Committee.

(4) Member of the Compensation Committee.

The Company does not have an Executive Committee. Pursuant to the provisions of the *Business Corporation Act (Yukon Territory)* the Company is required to have an Audit Committee whose members are indicated above. Members of the Company's Compensation Committee are also indicated above.

All of the above persons are ordinarily resident in Canada except for George H. Plewes who is ordinarily resident in Bermuda and Michael D. Winn who is a resident of the United States of America. Pursuant to the *Business Corporation Act (Yukon)*, advance notice of the Meeting was published in The Province newspaper on Friday, March 1, 2002.

CORPORATE GOVERNANCE

The Toronto Stock Exchange requires every listed company incorporated in Canada to annually disclose its approach to corporate governance with reference to the guidelines on corporate governance adopted by that Exchange (the "Guidelines"). Even though the shares of the Company are listed for trading on the Canadian Venture Exchange, the Board of Directors have implemented corporate governance procedures, and where such procedures differ from the Guidelines, an explanation of the differences is given.

The Guidelines are only suggestions or proposals for the method of corporate governance of listed companies and are not binding upon any listed company. In fact, it is recognized that the Guidelines may not be practical or even optimal for certain types of companies. For example, companies in their early stage of development, companies founded to exploit unique opportunities or companies founded and currently operated by one or two entrepreneurs may find that compliance with the Guidelines would be restrictive and not conducive to that company's growth. For this reason the Guidelines appear to be generally more suitable to mature, well established companies that have been in operation for a number of years.

The following is a description of the system of corporate governance of the Company, with differences from the Guidelines noted.

Mandate, Duties and Objectives of the Board

As suggested by the Guidelines, the Board of Directors of the Company has responsibility for the stewardship of the Company, including responsibility for strategic planning, identification of the principal risks of the Company's business and implementation of appropriate systems to manage these risks, succession planning, communications with investors and the financial community and the integrity of the Company's internal control and Management information systems.

Strategic planning and risk identification by the Board is assisted by and based on information and recommendations of the Management of the Company on a variety of matters including opportunities for the Company in various countries and project status. As the replacement of members of the Company's Management occurs infrequently, the Board has adopted an informal program for the training and monitoring of new Management members, rather than a formal program as is suggested by the Guidelines.

A fundamental objective of the Board of Directors is the minimization of risk to the Company and its financial resources. This primarily has been achieved through joint ventures with established, well-financed mining or exploration companies that have assumed a significant portion of the financial risk of exploring and, if warranted, developing the Company's mineral properties through to commercial production.

The Guidelines suggest that the Board of Directors, together with the Chief Executive Officer, develop descriptions of the positions for the Board and the CEO, including the limits on Management's responsibilities and the objectives to be met by the CEO. The Board has not established descriptions of such positions as it feels that they are unnecessary and would not improve the function and performance of either the Board or the CEO. Further, the Board has not set limits on the Management's responsibilities or objectives to be met by the CEO, but believes that such limits and objectives should depend upon the circumstances of each situation and that to formalise these matters would be restrictive and counter-productive. The Board further believes that the requirements to act honestly, in good faith and in the best interests of the Company and to exercise the care, diligence and skill of a reasonably prudent person imposed on Management by the Company's governing corporation legislation, together with the body of common law which has developed around those requirements, provide the best guidelines regarding

corporate governance and would not be improved by the appointment of a committee of directors to oversee corporate governance issues.

Composition of the Board

The Guidelines suggest that a majority of the directors of a listed company be "unrelated" directors. An "unrelated" director is defined in the Guidelines to be a director who is independent of Management and is free from any interest and any business or other relationship which could or could reasonably be perceived to materially interfere with the director's ability to act with a view to the best interests of the Company, other than interests and relationships arising from a shareholding in the Company.

The Board of Directors of the Company consists of seven directors, three of whom are "related" directors and four of whom are "unrelated" directors. Two of the related directors are senior officers of the Company. In view of the stage of development of the Company and its mineral properties, it is the opinion of the Board that the three members of the Board who are senior officers or otherwise not "unrelated" directors do not inhibit the operation of the Board and, in fact, contributes positively to the Board to such an extent that the Company would not be at its current stage of development without the presence of the three related directors. It is also the view of the Board that the number of directors on the Board is optimal.

Board Committees

The Board of Directors has appointed two committees, which are described below. The Guidelines suggest that all committees be composed of outside (non-Management) directors, a majority of whom are also unrelated directors. Except for an audit committee there are not any requirements under the Company's governing corporate legislation regarding committees of the Board. The audit committee appointed by the Board complies with all applicable statutory requirements, including the relationship of the number of outside directors to inside directors.

Audit Committee: The Audit Committee consists of three unrelated directors (John J. Fleming, Committee Chairman, Michael D. Winn and A. Murray Sinclair).

The Audit Committee is responsible for reviewing the Company's interim and annual financial statements before they are reviewed and approved by the Board, the Company's financial reporting procedures and internal controls and the performance of the Company's auditors. Such reviews are carried out with the assistance of the Company's auditors and the Company's senior financial Management.

Compensation Committee: The Compensation Committee consists of three unrelated directors (John J. Fleming, Committee Chairman, Michael D. Winn and A. Murray Sinclair).

The Compensation Committee is responsible for the review of the compensation (including stock options) of the Management of the Company and its wholly owned subsidiaries, to report to the Board of Directors on the results of those reviews and to make recommendations to the Board for adjustments to such compensation. The Committee is also responsible for the Report on Executive Compensation set out in the section "Remuneration of Management and Executive Compensation" below.

Compensation of the Board

Other than stock options to purchase shares of the Company which are granted to the Company's directors, the Company does not have any formal arrangements pursuant to which directors are remunerated by the Company or its subsidiaries for their services in their capacities as directors. The Board believes that the compensation of the individual directors through such stock options is sufficient.

Recruitment of Board Members and Assessment of Board Performance

The Board has not established any formal procedures for the recruitment of members to the Board of Directors or for assessing the performance of Board members. Generally, those responsibilities have been carried out on an informal basis by the Chairman of the Board.

The Guidelines suggest that a committee of independent directors be appointed to recommend new members to the board of directors and that an orientation and education program for new members be established. The Board does not feel that an independent committee is necessary at this time but it will implement an orientation and education program whenever new members are elected to the board.

With respect to Board performance the Chairman discusses with each of the directors, on an individual basis, that director's contribution to the Board and committees of the Board and any other matters which may be relevant thereto. While the Guidelines recommend that a committee of independent directors assess the effectiveness of members of the Board, it is the view of the Board that in light of its small size and the close and open relationship among the Board members that the formality of a committee would not be as effective as the current arrangement and is therefore unnecessary.

Decisions Requiring Board Approval

In addition to those matters which by law must be approved by the Board of Directors, Management seeks approval of the Board for any acquisition, disposition or venture which could be considered material in view of the Company's circumstances. Appointments to Management are also approved by the Board of Directors.

The Board has not formally established a system which enables an individual director to engage an outside adviser at the Company's expense with respect to matters requiring a director's approval, however, it does not anticipate that, in the appropriate circumstances and upon approval by the appropriate committee of the Board, it would have any objection to such an engagement.

Board Independence of Management

While the Chairman of the Board is not independent of Management of the Company, as suggested by the Guidelines, the Board has found that the restrictions placed by applicable corporate legislation on an individual director's participation in decisions of the Board in which the director has an interest have been sufficient to ensure that the Board operates independently of Management. Under that corporate legislation a director is required to disclose to the Board the nature and extent of any direct or indirect interest of the director in any transaction which the Company proposes to undertake. This would include any interest arising by reason of the director also being a member of the Company's Management. The director must then abstain from voting on the transaction or be liable to the Company for any profit which he realizes from the transaction. If he does not abstain from voting and the transaction was reasonable and fair to the Company at the time it was entered into the transaction must be approved by the shareholders by a special resolution in order for the director to avoid such liability. The corporate legislation also provides that a director is deemed not to be interested in any transaction (and, accordingly, may vote on such transaction) where the director's interest arises solely from the fact that the transaction (i) relates to a loan to the Company the repayment of which has been guaranteed by the director or a corporation in which the director has an interest, (ii) is with or for the benefit of a corporation affiliated with the Company of which he is a director or an officer, (iii) relates to an indemnity or insurance for the benefit of the director, or (iv) relates to the remuneration of the director in his capacity as a director.

Board Expectations of Management

The Board views the information provided to it by Management as an essential element to the Board properly and fully carrying out its duties. The Board expects and believes that Management is extremely

competent in carrying out its duties of data collection and analysis and reporting to the Board thereon.

The Board expects Management to promptly bring to the Board's attention issues which are significant to the Company from a tactical or material point of view together with Management's recommendations on how to best deal with such issues. Management has always met these expectations of the Board and the Board anticipates that Management will continue to do so.

Shareholder Relations

Shareholder relations are primarily handled by the Chairman of the Board of Directors. From time to time, other members of Management assist with shareholder enquiries and shareholder relations in general when their area of expertise and position in Management makes it appropriate to do so.

EXECUTIVE COMPENSATION

The following disclosure relates to the Company's Chief Executive Officer and, if they earned more than $100,000 per year, the four highest paid executive officers other than the Chief Executive Officer (the "Named Executive Officers") of the Company.

Compensation Summary

The following table discloses the compensation paid by the Company during the previous three financial years to the Named Executive Officers:

SUMMARY COMPENSATION TABLE

		Annual Compensation			Long Term Compensation Awards[1]	
Name & Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compensation ($)	Securities Under Options Granted (#)	All Other Compensation ($)
John J. Brown	2001	-	-	Nil	50,000	-
Former President [2]	2000	-	-	Nil	-	-
	1999	-	-	$16,916[2]	-	-
John G. Paterson,	2001	-	-	$109,500[3]	175,000	-
President[3]	2000	-	-	$61,500[3]	200,000	-
	1999	-	-	Nil	Nil	-
Daniel G. Innes	2001	-	-	$116,250[4]	175,000	-
Vice President, Exploration	2000	-	-	$89,627	200,000	-
	1999	-	-	Nil	Nil	-

(1) No SARs were granted.

(2) A private company controlled by John J. Brown, former President of the Company, was paid directly for the provision of administrative and management services and the services of the President. During the financial year ended December 31, 1999 an aggregate of $16,916 was invoiced by this company. Accounts payable and accrued charges to Mr. Brown's company as at December 31, 1999 totalled $20,161. Mr. Brown resigned as President and John G. Paterson was appointed President in May 2000.

(3) Paid to Glengarry Resource Management Inc., a private consulting company wholly-owned by John G. Paterson. Mr. Paterson, who was appointed President of the Company in May 2000, is also President of Southwestern Resources Corp., which provides administrative services to and is a shareholder of Aurora.

(4) Paid to D.G. Innes & Associates Ltd., a private consulting company wholly-owned by Daniel G. Innes, who was appointed Vice President, Exploration of the Company in May 2000.

Consulting and Management Agreements

The Company entered into consulting agreements regarding the provision to the Company of various management services with the following (and paid the amounts specified in brackets during the last fiscal

year, unless disclosed in the above Summary Compensation Table): George H. Plewes of Pembroke, Bermuda ($56,866), the Company's Chairman; Glengarry Resource Management Inc., a private Ontario company wholly-owned by the Company's President, John G. Paterson, of Vancouver, B.C.; D.G. Innes & Associates Ltd., a private Ontario company wholly-owned by the Company's Vice-President, Exploration, Daniel G. Innes of West Vancouver, B.C.; and Westvista Management Inc. ($48,678), a private British Columbia company controlled by the Company's Vice-President, Corporate Development, Thomas W. Beattie of West Vancouver, B.C.

Incentive Stock Options

The Board of Directors of the Company established and the shareholders approved incentive stock option plans (the "Plans"). The purpose of the Plans is to attract and motivate directors, officers and employees of and consultants to the Company and its subsidiaries and thereby advance the Company's interests by affording such persons with an opportunity to acquire an equity interest in the Company through stock options. The Plans comply with the policies of The Toronto Stock Exchange (the "TSE"), which policies the Company, as a Tier 1 Issuer on the Canadian Venture Exchange ("CDNX"), has chosen to comply with.

The following table discloses the particulars of options to purchase common shares or stock appreciation rights ("SARs") granted by the Company during the preceding financial year to the Named Executive Officers:

OPTION/SAR GRANTS TO NAMED EXECUTIVE OFFICERS DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR[1]

Name	Securities Under Options/SARs Granted (#)	% of Total Options/SARs Granted to Employees in Financial Year	Exercise Or Base Price ($/Security)	Market Value of Securities Underlying Options on the Date of Grant ($/Security)	Expiration Date
John J. Brown	50,000/nil	4.94%	3.70	3.85	May 10, 2006
John G. Paterson	175,000/nil	17.30%	3.70	3.85	May 10, 2006
Daniel G. Innes	175,000/nil	17.30%	3.70	3.85	May 10, 2006

(1) No SARs were granted.

The following are the particulars of all stock options granted since the date of commencement of the Company's last completed financial year on January 1, 2001:

ALL OPTION/SAR GRANTS DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR[1]

Optionee	Number of Shares	Price per Share $	Date Option Granted	Expiry Date	Price Range in 30 Day Period Preceding Date of Granting ($)
3 consultants	15,000	4.25	March 8, 2001	March 7, 2006	High 4.50 Low 3.95
2 employees	10,000	4.25	March 8, 2001	March 7, 2006	High 4.50 Low 3.95
7 directors	725,000	3.70	May 11, 2001	May 10, 2006	High 4.50 Low 3.37
2 officers	150,000	3.70	May 11, 2001	May 10, 2006	High 4.50 Low 3.37
6 employees	19,000	3.70	May 11, 2001	May 10, 2006	High 4.50 Low 3.37
7 consultants	42,000	3.70	May 11, 2001	May 10, 2006	High 4.50 Low 3.37
1 consultant	50,000	3.40	July 9, 2001	July 8, 2006	High 4.00 Low 3.40

(1) No SARs were granted

The following table discloses the particulars of stock options exercised during the last financial year by the Named Executive Officers:

AGGREGATED OPTION/SAR EXERCISES DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR AND FINANCIAL YEAR-END OPTION/SAR VALUES [1]

Name	Securities Acquired On Exercise (#)	Aggregate Value Realized ($)	Unexercised Options at December 31, 2001 (#) Exercisable/Unexercisable	Value of Unexercised In the Money Options at December 31, 2001[1] ($) Exercisable/Unexercisable
John J. Brown, Former President	37,500	244,875	50,000/Nil	Nil/Nil
John G. Paterson, President	Nil	Nil	375,000/Nil	$436,000/Nil
Daniel G. Innes. Vice President, Exploration	Nil	Nil	375,000/Nil	$436,000/Nil

(1) Value is the product of the number of shares multiplied by the difference between the closing market price on the relevant date and the exercise price.

Pension Plans

The Company does not have any pension plans.

Compensation of Directors and Management

Other than stock options to purchase shares of the Company which are granted to the Company's directors from time to time, the Company does not have any formal arrangements pursuant to which directors are remunerated by the Company or its subsidiaries for their services in their capacities as directors.

During the financial year ended December 31, 2001, the aggregate direct remuneration paid or payable by the Company and its subsidiaries to its directors and senior officers was $331,294.

Indebtedness of Directors and Officers

None of the directors, executive officers or senior officers of the Company or persons who were directors, executive officers or senior officers of the Company at any time during the Company's last completed financial year, none of the proposed nominees for election as directors of the Company and none of the associates of such persons are or have been indebted to the Company or its subsidiaries at any time since the beginning of the Company's last completed financial year. Furthermore, none of such persons were indebted to a third party during such period where their indebtedness was the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or its subsidiaries.

Composition of the Compensation Committee

The Board of Directors has established a Compensation Committee consisting of three directors of the Company: John J. Fleming, Michael D. Winn and A. Murray Sinclair.

The Board of Directors, in their capacity as the Compensation Committee, reports as follows:

Report on Executive Compensation

In determining the level of remuneration of executive officers, the committee considered a number of factors. As the Company does not have any cash flow from operations, executive compensation could not be tied to the revenues, net income or other traditional

measures of the financial performance of the Company. Therefore, the committee primarily based such remuneration on their determination of what level of remuneration was necessary to attract and retain people having the experience and ability of the executive officers. Some emphasis was also placed on the fact that the executive officers may have received stock options from the Company. The Company does not have or grant to executive officers or other employees SARs, restricted shares, restricted share units and other incentive plans, or long term compensation programs.

REPORT PRESENTED BY:

JOHN FLEMING MICHAEL D. WINN A. MURRAY SINCLAIR

Performance Graph

The following graph compares the yearly percentage change in the Company's cumulative total shareholder return on its common shares (being the percentage increase (or decrease) in the trading price of its common shares on a yearly basis based on an investment in the Company's shares on December 31, 1996 with the cumulative total shareholder return of the Canadian Venture Exchange Index. For comparison purposes it is assumed that $100 had been invested in the Company's shares and in the securities contained in such Index on December 31, 1996. On November 29, 1998 the Vancouver Stock Exchange merged with the Alberta Stock Exchange to form the Canadian Venture Exchange. References to the CDNX prior to that date reflect the Composite Index of the Vancouver Stock Exchange.



Company
CDNX Index
Dollars
260
240
220
200
180
160
140
120
100
80
60
40
20
0
Dec.31,1996
Dec.31,1997
Dec.31,1998
Dec.31,1999
Dec.31,2000
Dec.31,2001

	Dec.31,1996	Dec.31,1997	Dec.31,1998	Dec.31,1999	Dec.31,2000	Dec.31,2001
Company share price [(1)]	$6.40	$2.08	$0.96	$0.64	$7.20	$2.95
Company Index	100.00	32.5	15.0	10.0	112.50	46.09
CDNX Index	100.00	51.95	33.28	196.36	243.13	87.08
Actual CDNX Index	1,190.38	618.48	396.25	2,337.45	2,894.21	1036.59

[(1)] **The Company's issued and authorized capital was consolidated on a one new for four old shares basis on August 3, 2000 and for comparison purposes share prices for the years 1996, 1997, 1998 and 1999 are quoted on a post-consolidation basis.**

INTEREST OF MANAGEMENT AND INSIDERS IN MATERIAL TRANSACTIONS

None of the directors or senior officers of the Company, nor any proposed nominee for election as a director of the Company, nor any person who beneficially owns, directly or indirectly, shares carrying more than 10% of the voting rights attached to all outstanding shares of the Company, nor any associate or

affiliate of the foregoing persons has any material interest, direct or indirect, in any transaction since the commencement of the Company's last completed financial year or in any proposed transaction which, in either case, has or will materially affect the Company, except as disclosed herein.

REMUNERATION AND APPOINTMENT OF AUDITORS

The persons named in the enclosed Proxy will vote for the appointment of Deloitte & Touche LLP, Chartered Accountants, of Suite 2000, 1055 Dunsmuir Street, Vancouver, British Columbia, as auditors for the Company to hold office until the next Annual General Meeting of the shareholders, at a remuneration to be fixed by the directors. Deloitte & Touche were initially appointed auditors of the Company in 2000.

MANAGEMENT CONTRACTS

Pursuant to an agreement dated as of May 12, 2000, between the Company and Southwestern Resources Corp. ("Southwestern"), of Suite 1650, 701 West Georgia Street, Vancouver, British Columbia, the Company pays a monthly fee to Southwestern in consideration of Southwestern providing office space, reception, secretarial, accounting, administrative and geological services to the Company. The current fee of $8,000 per month is intended to reimburse the costs to Southwestern of providing such services and may be adjusted on a semi-annual basis to reflect Southwestern's actual costs. Southwestern is a public company the shares of which trade on The Toronto Stock Exchange. George H. Plewes, John G. Paterson, Daniel G. Innes, John J. Fleming, Parkash K. Athwal and Thomas W. Beattie are directors and/or officers of the Company and of Southwestern.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

Other Matters

Management is not aware of any matters to come before the Meeting other than those referred to in the Notice of Meeting. Should any other matters properly come before the Meeting, the shares represented by the Proxy solicited hereby will be voted on such matters in accordance with the best judgment of the persons voting the Proxy.

DIRECTORS' APPROVAL

The undersigned hereby certifies that the contents and the sending of this Circular to the shareholders of the Company have been approved by the Board of Directors of the Company.

DATED at Vancouver, B.C. this 8th day of April 2002.

Thomas W. Beattie
Vice President, Corporate Development

ALBERTA CERTIFICATE

The foregoing contains no untrue statement of a material fact (as defined in the Securities Act (Alberta), as amended) and does not omit to state a material fact that is required to be stated or that is necessary to make a statement contained herein not misleading in the light of the circumstances in which it is made.

DATED at Vancouver, British Columbia, this 8th day of April 2002.

John G. Paterson
President and C.E.O.

Parkash K. Athwal
Vice President, Finance and C.F.O.



Computershare Trust Company of Canada
510 Burrard Street, Vancouver, BC V6C 3B9 Tel.: (604) 661-9400 Fax: (604) 683-3694

March 5, 2002

To: Alberta Securities Commission
British Columbia Securities Commission
Ontario Securities Commission
Commission des valeurs mobilières du Québec
Registrar of Securities, Government of the Yukon Territory
Canadian Venture Exchange

Dear Sirs:

Subject: AURORA PLATINUM CORP.

We advise the following with respect to the upcoming Meeting of Shareholders for the subject Corporation:

1. Meeting Type : Annual and Special
2. Security Description of Voting Issue : Common
3. CUSIP Number : 052 054 103
4. Record Date : April 8, 2002
5. Meeting Date : May 17, 2002
6. Meeting Location : Vancouver, BC

Yours truly,

COMPUTERSHARE TRUST COMPANY OF CANADA

"Anita Dayal"
Assistant Account Manager
Stock Transfer, Client Services
Telephone: (604) 661-0270
Fax: (604) 683-3649



Aurora *Platinum Corp.*

March 4, 2002

The Ontario Securities Commission
The British Columbia Securities Commission
The Alberta Securities Commission
The Yukon Securities Commission

Dear Sirs:

Re: Aurora Platinum Corp. (the "Company")

We advise the following with respect to the upcoming Meeting of Shareholders for the above Corporation:

Meeting Type:	Annual and Special Meeting
Security Description of Voting Issue:	Common shares
CUSIP Number:	052054 103
Record Date:	April 8, 2002
Meeting Date:	May 17, 2002

Yours truly,

AURORA PLATINUM CORP.

"Thomas W. Beattie"

Thomas W. Beattie
Vice President, Corporate Development & Secretary

TWB/sh

cc: The Canadian Venture Exchange